As filed with the Securities and Exchange Commission on January 30, 2023
No. 333-267820

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4
to
FORM S-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

DIAMONDHEAD HOLDINGS CORP.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	6770 (Primary Standard Industrial Classification Code Number)	85-3460766 (I.R.S. Employer Identification No.)
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
250 Park Ave., 7th Floor
New York, New York 10177
(212) 572-6260

David T. Hamamoto
Co-Chief Executive Officer
DiamondHead Holdings Corp.
250 Park Ave., 7th Floor
New York, New York 10177
(212) 572-6260
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Robert W. Downes Audra D. Cohen Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 Tel: (212) 558-4000	Andrew M. Tucker Erin Reeves McGinnis Nelson Mullins Riley & Scarborough LLP 201 17th Street NW, Suite 1700 Atlanta, Georgia 30363 Tel: (404) 322-6208
Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐
Exchange Act Rule 14d-l(d) (Cross-Border Third-Party Tender Offer) ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the SEC, acting pursuant to Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
PRELIMINARY PROXY STATEMENT/PROSPECTUS
SUBJECT TO COMPLETION, DATED JANUARY 30, 2023
DIAMONDHEAD HOLDINGS CORP.
250 Park Ave., 7th Floor
New York, New York 10177
Dear DiamondHead Holdings Corp. stockholder:
On September 10, 2022, DiamondHead Holdings Corp., a Delaware corporation (“DHHC”), and Hestia Merger Sub, Inc., a South Carolina corporation and wholly-owned subsidiary of DHHC (“Merger Sub”), entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”) with Great Southern Homes, Inc., a South Carolina corporation (“GSH”). If, among other conditions, (i) the Business Combination Agreement and the transactions contemplated thereby (the “Transactions”), including the Business Combination (as defined herein), are adopted by DHHC’s stockholders, and (ii) the Business Combination is subsequently consummated, Merger Sub will merge with and into GSH (the “Business Combination”), with GSH surviving the merger as a wholly-owned subsidiary of DHHC. As used in this proxy statement/prospectus, “UHG” refers to DHHC after giving effect to the consummation of the Business Combination.
In connection with and as a condition to the Business Combination, the DHHC stockholders are also being asked to approve a dual-class stock structure for the combined company, comprised of UHG Class A common stock, par value $0.0001 per share (the “UHG Class A Common Shares”), which will carry one vote per share, and UHG Class B common stock, par value $0.0001 per share (the “UHG Class B Common Shares”, and together with the UHG Class A Common Shares, the “UHG Common Shares”), which will carry two votes per share. All stockholders of UHG other than Michael Nieri and the “Nieri Trusts” (as defined in this proxy statement/prospectus) (collectively, “Majority Stockholders”) will hold UHG Class A Common Shares.
The Business Combination Agreement also provides that the obligation of GSH to consummate the Business Combination is conditioned on, among other things, DHHC having cash at the Closing (as defined herein) (including cash contained in the Trust Account, plus all other cash and cash equivalents of DHHC, including the proceeds of any securities or indebtedness funded in connection with the Closing, less the aggregate amount of cash that will be required to satisfy the redemption of any Public Shares) (such cash, the “Closing DHHC Cash”) of no less than $125 million and any such Closing DHHC Cash, if from sources other than the non-redemption of funds held in the Trust Account or the proceeds from the issuance of DHHC Common Shares, shall have been obtained on terms and at rates and/or costs reasonably acceptable to GSH (the “Minimum Cash Condition”). If the Minimum Cash Condition is not met, and such condition is not waived by GSH under the terms of the Business Combination Agreement, the proposed Business Combination will not be consummated.
In connection with the Business Combination, (i) holders of GSH Common Shares (as defined herein) will receive aggregate upfront consideration based on an equity value for GSH of $500 million, subject to customary cash and debt adjustments as described in the Business Combination Agreement (the “Closing Consideration”), and, assuming a downward adjustment for GSH’s estimated closing cash and closing indebtedness of $93 million at the Closing, the aggregate upfront consideration payable will be approximately $407 million payable in (1) 378,817 UHG Class A Common Shares, at a price of $10.00 per share, (2) 37,502,833 UHG Class B Common Shares, at a price of $10.00 per share, (3) 924,268 UHG Class A Common Shares underlying the Rollover Options (as defined herein) and (4) 1,894,082 UHG Class A Common Shares underlying the Assumed Warrants (as defined herein) and (ii) holders of GSH Common Shares, GSH Options (as defined herein) and GSH Warrants (as defined herein) will receive up to an additional $200 million in earnout consideration in the form of the contingent right to receive up to 20,000,000 UHG Common Shares (the “Earn Out Shares”) upon the achievement of certain earn-out targets.
Prior to the effective time of the Business Combination (the “Effective Time”), in order to facilitate the consummation of the Transactions, GSH will effect a pre-closing recapitalization (the “Pre-Closing Recapitalization”), including (i) authorizing two new classes of the common stock of GSH, such that the capitalization of GSH will consist of GSH Class A common stock, no par value, which will carry one vote per share (“GSH Class A Common Shares”) and GSH Class B common stock, no par value, which will carry two votes per share (“GSH Class B Common Shares”, and together with GSH Class A Common Shares, “GSH Common Shares”), (ii) exchanging each GSH Common Share, held by the Majority Stockholders immediately prior to the Pre-Closing Recapitalization for a GSH Class B Common Share on a 1:1 basis, (iii) exchanging each GSH Common Share held by each remaining stockholder of GSH for a GSH Class A Common Share on a 1:1 basis, (iv) amending, restating, supplementing or otherwise modifying GSH’s governing documents to reflect the Pre-Closing Recapitalization, and (v) entering into, terminating, amending, restating, supplementing or otherwise modifying any contracts relating to equity securities of GSH to reflect the Pre-Closing Recapitalization.

At the Effective Time:
(i)
Each GSH Class A Common Share and each GSH Class B Common Share issued and outstanding as of immediately prior to the Effective Time (excluding shares owned by GSH as treasury stock or dissenting shares) will be cancelled and converted into (x) the right to receive the Per Share Upfront Consideration and (y) the contingent right to receive Earn Out Shares as set forth in the consideration schedule delivered by GSH to DHHC at closing in accordance with the terms of the Business Combination Agreement (the “Consideration Schedule”). The “Per Share Upfront Consideration” is the right to receive such number of UHG Class B Common Shares (in respect of GSH Class B Common Shares issued and outstanding immediately prior to the Effective Time, but after the Pre-Closing Recapitalization) or UHG Class A Common Shares (in respect of GSH Class A Common Shares issued and outstanding immediately prior to the Effective Time, but after the Pre-Closing Recapitalization) equal to the Exchange Ratio. The “Exchange Ratio” is equal to the Closing Consideration divided by $10.00 divided by the total number of GSH Common Shares outstanding immediately prior to the Effective Time (and after the Pre-Closing Recapitalization), expressed on an as-exercised and as-converted to GSH Common Shares basis (including any GSH Common Shares underlying GSH Options (on a net exercise basis) or GSH Warrants) (collectively, “GSH Outstanding Shares”).

(ii)
Each option to purchase GSH Common Shares (each, a “GSH Option”) outstanding and unexercised as of immediately prior to the Effective Time will be cancelled in exchange for an option to purchase a number of UHG Class A Common Shares (“Rollover Options”) equal to (x) the number of GSH Common Shares subject to such GSH Options immediately prior to the Effective Time multiplied by (y) the Exchange Ratio, at an exercise price per share equal to (A) the exercise price per GSH Common Share of such GSH Option immediately prior to the Effective Time divided by (B) the Exchange Ratio, which amounts will be set forth in the Consideration Schedule. Subject to certain exceptions, each Rollover Option will be subject to the same terms and conditions as were applicable to the GSH Option immediately prior to the Effective Time.

(iii)
Each warrant to purchase GSH Common Shares (each, a “GSH Warrant”) outstanding and unexercised as of immediately prior to the Effective Time will be converted into a warrant to acquire a number of UHG Class A Common Shares (“Assumed Warrants”) equal to (x) the number of GSH Common Shares subject to such GSH Warrants immediately prior to the Effective Time multiplied by (y) the Exchange Ratio, at a strike price per share equal to (A) the strike price per GSH Common Share of such GSH Warrant immediately prior to the Effective Time divided by (B) the Exchange Ratio, which amounts will be set forth in the Consideration Schedule. Subject to certain exceptions, each Assumed Warrant will be subject to the same terms and conditions as were applicable to the GSH Warrant immediately prior to the Effective Time.

Following the consummation of the Business Combination, when permitted by United States Securities and Exchange Commission (the “SEC”) rules, UHG intends to file a registration statement on Form S-8 with the SEC providing for the registration of UHG Class A Common Shares (i) that will underlie the Rollover Options and Assumed Warrants issued to holders of GSH Options and GSH Warrants that are outstanding as of immediately prior to the Effective Time and (ii) that are reserved for issuance under the United Homes Group, Inc. 2023 Incentive Plan.
Assuming that (a) no holders of DHHC Class A common stock, par value $0.0001 per share (“DHHC Class A Common Shares” or “Public Shares”) elect to have their Public Shares redeemed, (b) there are no other issuances of equity interests of DHHC prior to the Effective Time, (c) no Earn Out Shares are issued prior to the Effective Time and (d) the upfront consideration payable to GSH common equityholders is $407 million following a downward adjustment for GSH’s estimated closing cash and closing indebtedness of $93 million at the Closing, (i) the total number of UHG Common Shares to be issued to GSH equityholders at the Effective Time is expected to be 37,881,650 shares, and GSH equityholders as of immediately prior to the Effective Time will hold, in the aggregate, on an undiluted basis, approximately 81.5% of the issued and outstanding UHG Common Shares immediately following the Effective Time and be entitled to cast approximately 89.8% of the votes entitled to be cast by all holders of the UHG Common Shares, of which (x) holders of UHG Class A Common Shares will own 19.3% of the UHG Common Shares and be entitled to cast approximately 10.7% of the votes entitled to be cast by all holders of the UHG Common Shares and (y) holders of UHG Class B Common Shares will own 80.7% of the UHG Common Shares and be entitled to cast approximately 89.3% of the votes entitled to be cast by all holders of the UHG Common Shares and (ii) DHHC stockholders as of immediately prior to the Effective Time will hold, in the aggregate, approximately 18.5% of the issued and outstanding UHG Common Shares immediately following the Effective Time and be entitled to cast approximately 10.2% of the votes entitled to be cast by all holders of the UHG Common Shares.
DHHC units, DHHC Class A Common Shares and DHHC public warrants are publicly traded on the Nasdaq Stock Market (“Nasdaq”). We intend to apply to list the UHG Class A Common Shares and UHG public warrants on Nasdaq under the symbols “UHG” and “UHGW,” respectively, effective upon the closing of the Business Combination (the “Closing”). DHHC will not have units traded following the Closing. DHHC intends to change its name to “United Homes Group, Inc.” at the Effective Time.
In connection with the execution of the Business Combination Agreement, DHHC entered into an Equity Financing Commitment Letter with our Sponsor, DHP SPAC-II Sponsor LLC, David T. Hamamoto, our Co-Chief Executive Officer and Chairman and an affiliate of our Sponsor, and Antara Capital, an affiliate of our Sponsor (“Antara”), pursuant to which Mr. Hamamoto and Antara each committed to, or to cause their respective controlled affiliates to, purchase and not redeem, no less than 1,250,000 DHHC Class A Common Shares. As of the date of this proxy statement/prospectus, Mr. Hamamoto and Antara Capital have consummated the share purchases contemplated by the Financing Commitment Letter. DHHC may incur other types of financings to fulfill the Minimum Cash Condition at the Closing.
No compensation of any kind, including finder’s and consulting fees, will be paid by DHHC to our Sponsor, officers, directors or any of our or their respective affiliates, for services rendered prior to or in connection with the completion of the Business Combination. However, these individuals will be reimbursed for any out-of-pocket expenses related to identifying and investigating potential target businesses and completing the Business Combination. Each director and officer of DHHC is a direct or indirect member of the Sponsor, and, following the consummation of the Business Combination, each such director and officer of DHHC is entitled to receive UHG Common Shares then held by the Sponsor as further described in “Security Ownership of Certain Beneficial Owners and Management of DHHC and the Post-Combination Company.” See “Management of DHHC — Executive Officer and Director Compensation” for more information.
DHHC will hold a special meeting of its stockholders (the “Special Meeting”) to consider matters relating to the proposed Business Combination. DHHC and GSH cannot complete the Business Combination unless, among other things, DHHC’s stockholders approve and vote to adopt the Business Combination Agreement and the Transactions, including the issuance of UHG Common Shares to be issued as the merger consideration and the Business Combination. DHHC is sending you this proxy statement/prospectus to ask you to vote in favor of these and the other matters described in this proxy statement/prospectus.
The Special Meeting will be held at          a.m. prevailing Eastern Time, on          , 2023, in virtual format at          .
YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF DHHC COMMON SHARES YOU OWN. To ensure your representation at the Special Meeting, please complete and return the enclosed proxy card or submit your proxy by following the instructions contained in this proxy statement/prospectus and on your proxy card. Please submit your proxy promptly whether or not you expect to attend the Special Meeting. Submitting a proxy now will NOT prevent you from being able to vote at the virtual meeting. If you hold your shares in “street name”, you should instruct your broker, bank or other nominee how to vote in accordance with the voting instruction form you receive from your broker, bank or other nominee.
The DHHC board of directors (the “DHHC Board”) has unanimously approved the Business Combination Agreement and the transactions contemplated thereby and recommends that DHHC stockholders vote “FOR” each of the proposals in this proxy statement/prospectus. As further described in the “The Business Combination — Recommendation of the DHHC Board of Directors and Reasons for the Business Combination”, the DHHC Board believes that the Business Combination Agreement and the Transactions are in the best interests of DHHC and its security holders, including its unaffiliated security holders.
Executive officers of DHHC negotiated the terms of the Business Combination Agreement with their counterparts at GSH, and the DHHC Board determined that entering into the Business Combination Agreement was in the best interests of DHHC and its stockholders. The DHHC Board did not receive a report, opinion or appraisal from an outside party regarding the fairness of the Transactions. In considering these facts and the other information contained in this proxy statement/prospectus, you should be aware that DHHC’s executive officers and directors may have financial interests in the Business Combination that may be different from, or in addition to, the interests of DHHC stockholders. The DHHC Board was aware of and considered these interests, among other matters, in reaching the determination to approve the terms of the Business Combination.
When considering the DHHC Board’s recommendation that DHHC stockholders vote in favor of the proposals in this proxy statement/prospectus, DHHC stockholders should be aware that the Sponsor or its affiliates and DHHC’s directors and officers may have interests in the Business Combination that may be different from, in addition to, or may conflict with the interests of DHHC stockholders in general, and may be incentivized to complete the Business Combination even if it is with a less favorable target company or on less favorable terms, rather than liquidate. For example, as described in this proxy statement/prospectus, the Sponsor and its affiliates, on the one hand, and the Company’s officers and directors, on the other hand, have at risk significant monetary interests that depend on the completion of the Business Combination or another business combination within the Combination Window (as defined herein). For the Sponsor and its affiliates, aggregate value at risk could be as much as approximately $67.3 million (based upon the closing price of $10.15 per DHHC Class A Common Share and $0.22 per Public Warrant (as defined herein) on the Nasdaq on January 26, 2023, the most recent practicable date prior to the date of this proxy statement/prospectus, and after giving effect to the forfeiture of 2,577,691 Founder Shares and 2,492,000 Private Placement Warrants and assuming that no UHG Class A Common Shares or Sponsor Earnout Shares (as defined herein) are allocated to the Anchor Investors and all Earn Out Shares are released upon the achievement of certain performance-based milestones under the Sponsor Agreement (as defined herein)). The interests of the Sponsor or its affiliates and DHHC’s directors and officers include, among other things, that if the Business Combination with GSH or another business combination is not consummated within the Combination Window (as defined herein), DHHC will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Public Shares for cash and, subject to the approval of its remaining stockholders and the DHHC Board, dissolving and liquidating. In such event, among other things, the value of certain interests of our Sponsor, its affiliates and DHHC’s directors and officers would become worthless including, among other things:

•
the 8,625,000 Founder Shares held by our Sponsor, which were acquired by the Sponsor for an aggregate purchase price of $25,000 prior to the Initial Public Offering, and which had an approximate aggregate market value of $87.5 million based upon the closing price of $10.15 per DHHC Class A Common Share on the Nasdaq on January 26, 2023;

•
the 5,933,333 Private Placement Warrants purchased by the Sponsor and Anchor Investors (as defined herein) for an aggregate purchase price of $8,900,000 (or $1.50 per warrant) in connection with the Initial Public Offering, which had an approximate market value of $1.3 million, based upon the closing price of $0.22 per Public Warrant on the Nasdaq on January 26, 2023; and

•
the Founder Shares certain directors and officers of DHHC will be entitled to receive from our Sponsor upon completion of the Business Combination, which had an approximate aggregate market value of $3.2 million based upon the closing price of $10.15 per DHHC Class A Common Share on the Nasdaq on January 26, 2023, would become worthless.

For a more complete description of these interests, see “Information about DHHC — Our Sponsor” and “The Business Combination — Interests of DHHC’s Directors and Executive Officers in the Business Combination.”
This proxy statement/prospectus provides you with detailed information about the proposed Business Combination. It also contains or references information about DHHC and GSH and certain related matters. You are encouraged to read this proxy statement/prospectus carefully. In particular, you should read the “Risk Factors” section beginning on page 30 for a discussion of the material risks you should consider in evaluating the proposed Business Combination and how it may affect you.
TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND IN WRITING THAT YOUR PUBLIC SHARES BE REDEEMED FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO DHHC’S TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE SPECIAL MEETING. IN ORDER TO EXERCISE YOUR REDEMPTION RIGHT, YOU NEED TO IDENTIFY YOURSELF AS A BENEFICIAL HOLDER AND PROVIDE YOUR LEGAL NAME, PHONE NUMBER AND ADDRESS IN YOUR WRITTEN DEMAND. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL BE RETURNED TO YOU OR YOUR ACCOUNT. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.
If you have any questions regarding the accompanying proxy statement/prospectus, you may contact Morrow Sodali LLC, DHHC’s proxy solicitor, toll free at (800) 662-5200 (banks and brokers call collect at (203) 658-9400).
Sincerely,
David T. Hamamoto
DiamondHead Holdings Corp.
Co-Chief Executive Officer and Chairman of the Board of Directors
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the Business Combination, the issuance of UHG Common Shares in connection with the Business Combination or the other transactions described in this proxy statement/prospectus or passed upon the adequacy or accuracy of the disclosure in this proxy statement/prospectus. Any representation to the contrary is a criminal offense.
This proxy statement/prospectus is dated          , 2023, and is first being mailed to stockholders of DHHC on or about          , 2023.

DIAMONDHEAD HOLDINGS CORP.
250 Park Ave., 7th Floor
New York, New York 10177
NOTICE OF
SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON           , 2023
TO THE STOCKHOLDERS OF DiamondHead Holdings Corp.:
NOTICE IS HEREBY GIVEN that a special meeting of stockholders of DiamondHead Holdings Corp., a Delaware corporation (“DHHC”), will be held at     a.m. prevailing Eastern Time, on       , 2023, in virtual format via live webcast at           (the “Special Meeting”). You are cordially invited to attend the Special Meeting, during which DHHC stockholders will be asked to consider and vote upon the following proposals (the “Proposals” and each a “Proposal”):
1.
The Business Combination Proposal.   To consider and vote upon a proposal to (a) approve and adopt the Business Combination Agreement, dated as of September 10, 2022 (as it may be amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”), by and among DHHC, Hestia Merger Sub, Inc., a South Carolina corporation and wholly-owned subsidiary of DHHC (“Merger Sub”), and Great Southern Homes, Inc., a South Carolina corporation (“GSH”), and (b) approve the transactions contemplated thereby, including the merger of Merger Sub with and into GSH, with GSH surviving the merger as a wholly-owned subsidiary of DHHC (the “Merger” or “Business Combination” and such proposal, the “Business Combination Proposal”). A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A.

2.
The Charter Approval Proposal.   To consider and vote upon a proposal to adopt the Amended and Restated Certificate of Incorporation of DHHC (the “Proposed Charter”), including the dual class structure providing for UHG Class A Common Shares, which will carry one vote per share, and UHG Class B Common Shares, which will carry two votes per share, in the form attached hereto as Annex B (the “Charter Approval Proposal”). DHHC also intends to change its name to “United Homes Group, Inc.” at the Effective Time.

3.
The Governance Proposals.   To consider and vote upon, on a non-binding advisory basis, the material differences between the Proposed Charter and the Certificate of Incorporation of DHHC (the “Current Charter”) as separate proposals in accordance with United States Securities and Exchange Commission (the “SEC”) requirements (collectively, the “Governance Proposals”).

4.
The Director Election Proposal.   To consider and vote upon a proposal to elect 10 directors to serve on the board of directors of DHHC following the consummation of the Business Combination until the 2024 annual meeting of stockholders, in the case of Class I directors, the 2025 annual meeting of stockholders, in the case of Class II directors, and the 2026 annual meeting of stockholders, in the case of Class III directors, and, in each case, until their respective successors are duly elected and qualified (the “Director Election Proposal”).

5.
The Nasdaq Proposal.   To consider and vote upon a proposal to approve, for purposes of complying with applicable Nasdaq listing rules: (i) the issuance of UHG Class A common stock, par value $0.0001 per share (the “UHG Class A Common Shares”), which will carry one vote per share, and UHG Class B common stock, par value $0.0001 per share, (the “UHG Class B Common Shares”, and together with UHG Class A Common Shares, the “UHG Common Shares”), which will carry two votes per share, to GSH equityholders pursuant to the Business Combination Agreement; and (ii) the issuance of UHG Class A Common Shares pursuant to the conversion of Founder Shares (as defined in this proxy statement/prospectus) (the “Nasdaq Proposal”).

6.
The Incentive Plan Proposal.   To consider and vote upon a proposal to approve and adopt the United Homes Group, Inc. 2023 Equity Incentive Plan (the “2023 Plan” and such proposal, the “Incentive Plan Proposal”).

7.
The Adjournment Proposal.   To consider and vote upon a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Charter Approval Proposal, the Director Election Proposal, the Nasdaq Proposal or the Incentive Plan Proposal (the “Adjournment Proposal”).

These items of business are described in the attached proxy statement/prospectus, which we encourage you to read in its entirety before voting. Only holders of record of DHHC Class A common stock, par value $0.0001 per share (the “DHHC Class A Common Shares” or “Public Shares”) and DHHC Class B common stock, par value $0.0001 per share (the “DHHC Class B Common Shares”, and together with the DHHC Class A Common Shares, (the “DHHC Common Shares”) at the close of business on January 26, 2023 (the “DHHC Record Date”) are entitled to notice of the Special Meeting and to vote and have their votes counted at the Special Meeting and any adjournments or postponements of the Special Meeting.
Pursuant to the Current Charter, DHHC will provide holders of its Public Shares with the opportunity to redeem their Public Shares for cash equal to their pro rata share of the aggregate amount on deposit in the trust account established by DHHC for the benefit of its stockholders at American Stock Transfer & Trust Company, LLC (the “Trust Account”), which holds the proceeds of DHHC’s initial public offering, as of two business days prior to the consummation of the transactions contemplated by the Business Combination Proposal (including interest earned on the funds held in the Trust Account and not previously released to DHHC to pay its taxes). For illustrative purposes, based on funds in the Trust Account of approximately $44,966,548 on January 26, 2023, the DHHC Record Date, the estimated per share redemption price would have been approximately $10.13, excluding additional interest earned on the funds held in the Trust Account and not previously released to DHHC to pay taxes. “Public Stockholders” (as defined in this proxy statement/prospectus) may elect to redeem their shares even if they vote for the Business Combination Proposal. Each Public Stockholder, together with any affiliate of such Public Stockholder or any other person with whom such Public Stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights with respect to more than 15% of the Public Shares without the consent of DHHC. DHP SPAC-II Sponsor LLC, a Delaware limited liability company (the “Sponsor”), and DHHC’s directors, officers and members of its team of advisors (the “Advisors”) have agreed to waive their redemption rights in connection with the consummation of the Business Combination with respect to any DHHC Common Shares they may hold. Currently, the Initial Stockholders (as defined herein) own 20% of DHHC Common Shares, consisting of the Founder Shares (as defined in this proxy statement/prospectus). Founder Shares will be excluded from the pro rata calculation used to determine the per-share redemption price. The Sponsor and DHHC’s directors, Advisors and officers have agreed to vote any DHHC Common Shares owned by them in favor of each of the proposals presented at the Special Meeting.
After careful consideration, DHHC’s board of directors (the “DHHC Board”) has determined that the Business Combination Proposal, the Charter Approval Proposal, the Governance Proposals, the Director Election Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the Adjournment Proposal are fair to and in the best interests of DHHC and its stockholders and unanimously recommends that you vote or give instruction to vote “FOR” the Business Combination Proposal, “FOR” the Charter Approval Proposal, “FOR” the Governance Proposals, “FOR” the Director Election Proposal, “FOR” the Nasdaq Proposal, “FOR” the Incentive Plan Proposal and “FOR” the Adjournment Proposal, if presented.
The approval of each of the Business Combination Proposal, the Governance Proposals, the Nasdaq Proposal, the Incentive Plan Proposal and the Adjournment Proposal, if presented, requires the affirmative vote (in person or by proxy) of the holders of a majority of the DHHC Class A Common Shares and DHHC Class B Common Shares entitled to vote at the Special Meeting, voting together as a single class. The approval of the Director Election Proposal requires the affirmative vote (in person or by proxy) of the holders of a plurality of the outstanding DHHC Class A Common Shares and DHHC Class B Common Shares entitled to vote at the Special Meeting, voting together as a single class.
The approval of the Charter Approval Proposal requires the affirmative vote (in person or by proxy) of (i) the holders of a majority of the Founder Shares then outstanding and entitled to vote thereon, voting separately as a single class, (ii) the holders of a majority of the DHHC Class A Common Shares then outstanding and entitled to vote thereon, voting separately as a single class and (iii) the holders of a majority of the DHHC Class A Common Shares and DHHC Class B Common Shares then outstanding and entitled to vote thereon, voting together as a single class.
Consummation of the Business Combination is conditioned on the approval of the Business Combination Proposal, the Charter Approval Proposal, the Director Election Proposal, the Nasdaq Proposal and the Incentive Plan Proposal (collectively, the “Required Proposals”) at the Special Meeting, subject to the terms of the Business Combination Agreement. The consummation of the Business Combination is not conditioned on the approval of the Governance Proposals or the Adjournment Proposal. If the Business Combination Proposal is not approved, the other proposals (except the Adjournment Proposal) will not be presented to the DHHC stockholders for a vote. The proxy statement/prospectus accompanying this notice explains the Business Combination Agreement and the transactions contemplated thereby, as well as the Proposals to be considered at the Special Meeting. Please review the proxy statement/prospectus carefully.
All DHHC stockholders are cordially invited to attend the Special Meeting in virtual format via live webcast at           . DHHC stockholders may attend, vote and examine the list of DHHC stockholders entitled to vote at the Special Meeting by visiting and entering the control number found on their proxy card, voting instruction form or notice included in their proxy materials. The Special Meeting will be held in virtual meeting format only. You will not be able to attend the Special Meeting physically. To ensure your representation at the Special Meeting, you are urged to complete, sign, date and return the enclosed proxy card as soon as possible. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares.
Your vote is important regardless of the number of shares you own. Whether you plan to attend the Special Meeting or not, please sign, date and return the enclosed proxy card as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.
If you have any questions or need assistance voting your shares, please contact Morrow Sodali LLC, our proxy solicitor, toll free at (800) 662-5200 (banks and brokers call collect at (203) 658-9400).
By Order of the Board of Directors
David T. Hamamoto DiamondHead Holdings Corp. Co-Chief Executive Officer and Chairman of the Board of Directors
         , 2023
IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS. TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST ELECT TO HAVE DHHC REDEEM YOUR SHARES FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO DHHC’s TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE SPECIAL MEETING. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT AND WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANKS OR BROKERS TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “DHHC’S SPECIAL MEETING OF STOCKHOLDERS — REDEMPTION RIGHTS” FOR MORE SPECIFIC INSTRUCTIONS.

i

ADDITIONAL INFORMATION
This document, which forms part of a Registration Statement on Form S-4 filed with the SEC by DHHC (File No. 333-267820) (the “Registration Statement”), constitutes a prospectus of DHHC under Section 5 of the Securities Act, with respect to the UHG Class A Common Shares to be issued to GSH equityholders if the Business Combination described below is consummated. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Exchange Act with respect to the Special Meeting, at which DHHC stockholders will be asked to consider and vote upon a proposal to approve the Business Combination by the adoption of the Business Combination Agreement, among other matters.
You should rely only on the information contained or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated as of the date set forth on the cover hereof. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of such incorporated document. Neither the mailing of this proxy statement/prospectus to DHHC stockholders nor the issuance of UHG Class A Common Shares in connection with the Business Combination will create any implication to the contrary.
All information contained in this proxy statement/prospectus relating to DHHC has been supplied by DHHC, and all such information relating to GSH has been supplied by GSH. Information provided by one does not constitute any representation, estimate or projection of the other.
This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.
DHHC files reports and other information with the SEC as required by the Exchange Act. You may access information on DHHC at the SEC website containing reports and other information at: http://www.sec.gov.
If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination, you should contact via phone or in writing:
Morrow Sodali LLC
333 Ludlow Street, 5th Floor
Stamford, Connecticut 06902
Individuals call toll-free (800) 662-5200
Banks and brokers call (203) 658-9400
Email: DHHC.info@investor.morrowsodali.com
To obtain timely delivery of the documents, you must request them no later than five business days before the date of the Special Meeting or no later than        , 2023.

MARKET AND INDUSTRY DATA
This proxy statement/prospectus contains information concerning the markets and industry in which GSH conducts its business. The information and any estimates provided herein involve numerous assumptions and limitations, and you are cautioned not to give undue weight to such information. Any forecasts prepared are based on data (including third-party data), models and the experience of various professionals and on various assumptions (including the completeness and accuracy of third-party data), all of which are subject to change without notice. See “Information about GSH — Market Opportunity” in this proxy statement/prospectus for additional information.
In addition, certain other market and industry data has been obtained from publicly available industry publications or from GSH’s internal estimates and research and GSH’s knowledge of the industry and markets in which it operates. These sources generally state that the information they provide has been obtained from sources believed to be reliable but that the accuracy and completeness of the information are not guaranteed. While GSH believes these third-party sources to be reliable as of the date of this proxy statement/prospectus, GSH has not independently verified the data obtained from these third-party sources or the underlying assumptions relied on therein. Forecasts and other forward-looking information obtained from these sources are subject to the uncertainties and risk due to a variety of factors including those described in the sections entitled “Risk Factors” and “Forward-Looking Statements” and elsewhere in this proxy statement/prospectus.

TRADEMARKS
GSH and their respective subsidiaries own or have the rights to use various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This proxy statement/prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display by DHHC, GSH or their subsidiaries of any third parties’ trademarks, service marks, trade names or products in this proxy statement/prospectus is not intended to, and does not, imply a relationship with, or endorsement or sponsorship by, DHHC, GSH or their respective subsidiaries. Solely for convenience, the trademarks, service marks and trade names presented in this proxy statement/prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that DHHC, GSH or their subsidiaries will not assert, to the fullest extent under applicable law, its rights or the rights of the applicable licensor to these trademarks, service marks and trade names.

v

SELECTED DEFINITIONS AND BASIS OF PRESENTATION
As used in this proxy statement/prospectus, unless otherwise noted or the context otherwise requires, references to the following capitalized terms have the meanings set forth below:
“Anchor Investors” means Obsidian Master Fund, BlackRock Credit Alpha Master Fund, L.P., HC NCBR FUND and Riverview Group LLC.
“Ancillary Agreements” means the Registration Rights Agreement, the Sponsor Agreement and each other agreement, document, instrument and/or certificate contemplated by the Business Combination Agreement executed or to be executed in connection with the transactions contemplated thereby.
“Antara Capital” means Antara Capital Return SPAC Master Fund LP, of which Antara Capital LP is the manager.
“AST” means American Stock Transfer & Trust Company, LLC, as DHHC’s transfer agent.
“Closing Date” means the date on which the Closing occurs.
“Code” means the Internal Revenue Code of 1986, as amended.
“Combination Window” means the 30 months from the closing of the Initial Public Offering or until July 28, 2023, subject to any extension period thereof.
“Current Bylaws” means the bylaws of DHHC.
“Current Charter” means the Certificate of Incorporation of DHHC, as amended.
“DGCL” means the Delaware General Corporation Law, as may be amended from time to time.
“DHHC” means DiamondHead Holdings Corp., a Delaware corporation.
“DHHC Class A Common Shares” means the Class A common stock, par value $0.0001 per share, of DHHC, prior to the adoption of the Proposed Charter.
“DHHC Class B Common Shares” means the Class B common stock, par value $0.0001 per share, of DHHC, prior to the adoption of the Proposed Charter.
“DHHC Common Shares” means DHHC Class A Common Shares and DHHC Class B Common Shares.
“DHHC Warrants” means Public Warrants and Private Placement Warrants.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Founder Shares” means DHHC Class B Common Shares and DHHC Class A Common Shares issued upon the automatic conversion thereof at the time of DHHC’s initial business combination as provided herein.
“GAAP” means the generally accepted accounting principles in the United States, as applied on a consistent basis.
“GSH” means Great Southern Homes, Inc., a South Carolina corporation.
“GSH Class A Common Shares” means the Class A common stock, no par value, of GSH, which as of immediately after the Pre-Closing Recapitalization will have one vote per share.
“GSH Class B Common Shares” means the Class B common stock, no par value, of GSH, which as of immediately after the Pre-Closing Recapitalization will have two votes per share.
“GSH Common Shares” means (a) prior to the Pre-Closing Recapitalization, the common stock, no par value, of GSH, and (b) subsequent to the Pre-Closing Recapitalization, the GSH Class A Common Shares and the GSH Class B Common Shares.
“Homeowners Mortgage” means Homeowners Mortgage, LLC, a Florida limited liability company.

“Initial Public Offering” means the initial public offering of DHHC, which closed on January 28, 2021.
“Initial Stockholders” means holders of the DHHC’s Founder Shares prior to the Business Combination.
“Investment Company Act” means the Investment Company Act of 1940, as amended.
“Merger Sub” means Hestia Merger Sub, Inc., a South Carolina corporation and wholly-owned subsidiary of DHHC.
“Nieri Trusts” means the PWN Trust 2018 dated 7/17/2018, the MEN Trust 2018 dated 7/17/2018 and the PMN Trust 2018 dated 7/17/2018.
“Post-Combination Company” means DHHC following the consummation of the Business Combination, which will be renamed “United Homes Group, Inc.” at the Effective Time.
“Private Placement Warrants” means the 5,933,333 private placement warrants purchased by the Sponsor and the Anchor Investors pursuant to certain private placement warrant agreements with DHHC.
“Public Shares” means DHHC Class A Common Shares sold as part of the units in the Initial Public Offering (whether they were purchased in the Initial Public Offering or thereafter in the open market).
“Public Stockholders” means the holders of Public Shares, including the Sponsor and DHHC’s management team to the extent the Sponsor and/or members of such management team purchase Public Shares; provided that the Sponsor’s and each member of such management team’s status as a “Public Stockholder” will only exist with respect to such Public Shares.
“Public Warrants” means redeemable warrants sold as part of the units in the Initial Public Offering (whether they were purchased in the Initial Public Offering or thereafter in the open market).
“SEC” means the U.S. Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended.
“Termination Date” means April 28, 2023.
“Trust Account” means the trust account established by DHHC for the benefit of its stockholders at American Stock Transfer & Trust Company, LLC.
“UHG Class A Common Shares” means the Class A common stock, par value $0.0001 per share, of the Post-Combination Company, following the adoption of the Proposed Charter, which will carry one vote per share.
“UHG Class B Common Shares” means the Class B common stock, par value $0.0001 per share, of the Post-Combination Company, following the adoption of the Proposed Charter, which will carry two votes per share.
“UHG Common Shares” means UHG Class A Common Shares and UHG Class B Common Shares.
“Units” means the units of DHHC, each consisting of one DHHC Class A Common Share and one-fourth of one Public Warrant.
Unless otherwise specified, the voting and economic interests of the Post-Combination Company’s stockholders set forth in this proxy statement/prospectus assume the following:

•
No Public Shares are redeemed, and the balance of the Trust Account as of the Closing is the same as its balance on January 26, 2023 of $44,966,548.

•
There are no other issuances of equity interests of DHHC not described in this proxy statement/prospectus.

•
Holders of GSH Common Shares will receive aggregate upfront consideration based on an equity value for GSH of $500 million, and, assuming an estimated downward adjustment for GSH’s estimated closing cash and closing indebtedness of $93 million with respect to the Closing Consideration as described below and as further described in the Business Combination Agreement, the aggregate upfront consideration payable will be approximately $407 million.
•
378,817 UHG Class A Common Shares and 37,502,833 UHG Class B Common Shares are issued in the Business Combination.

•
The current GSH equityholders will own 378,817 UHG Class A Common Shares and 37,502,833 UHG Class B Common Shares assuming no exercise of Rollover Options and Assumed Warrants, in the aggregate representing 81.5% of the issued and outstanding UHG Common Shares immediately following the Effective Time and be entitled to cast approximately 89.8% of the votes entitled to be cast by all holders of the UHG Common Shares.

•
There are 924,268 UHG Class A Common Shares underlying the Rollover Options.

•
There are 1,894,082 UHG Class A Common Shares underlying the Assumed Warrants.

•
8,625,000 Founder Shares are automatically convertible to 4,160,931 UHG Class A Common Shares and 1,886,378 earnout shares (“Sponsor Earnout Shares”) immediately following the Effective Time (after giving effect to the forfeiture of 2,577,691 Founder Shares).

The assumption that the upfront consideration payable to Holders of GSH Common Shares will be subject to a downward adjustment of $93 million is based on the estimated net amount of cash and outstanding indebtedness GSH expects to have at the closing. If the actual net amount of GSH’s closing cash and closing indebtedness is less than $93 million, the amount of UHG Class A Common Shares and UHG Class B Common Shares to be issued to Holders of GSH Common Shares, and the shares underlying the Rollover Options, and shares underlying the Assumed Warrants will increase. If the actual net amount of GSH’s closing cash and closing indebtedness is greater than $93 million, the amount of UHG Class A Common Shares, and UHG Class B Common Shares to be issued to Holders of GSH Common Shares, and shares underlying the Rollover Options, and shares underlying the Assumed Warrants will decrease. See “The Business Combination — Terms of the Business Combination — Merger Consideration.” for additional information.
Unless otherwise specified herein, the voting and economic interests of the Post-Combination Company’s stockholders set forth in this proxy statement/prospectus do not take into account (i) the Earn Out Shares, (ii) the Private Placement Warrants or Public Warrants, which will remain outstanding following the Business Combination and may be exercised at a later date, (iii) the Sponsor Earnout Shares that are subject to vesting requirements pursuant to the Sponsor Agreement, or (iv) the Rollover Options and Assumed Warrants. The scenario described in this paragraph and above is referred to as the no redemption scenario.
Certain sections in this proxy statement/prospectus also refer to a maximum redemption scenario. Unless otherwise specified, that scenario assumes for illustrative purposes that all of the assumptions described above apply, except that in respect of the maximum redemption scenario, 1,941,032 Public Shares (including all of the Public Shares held by the Anchor Investors), representing all of the outstanding Public Shares other than the 2,500,000 DHHC Class A Common Shares that members of our Sponsor have committed to purchase and not redeem, are redeemed resulting in an aggregate payment of approximately $19.4 million from the Trust Account. For more information, see “Unaudited Pro Forma Condensed Combined Financial Information” and “Security Ownership of Certain Beneficial Owners and Management of DHHC and the Post-Combination Company.”

QUESTIONS AND ANSWERS
The questions and answers below highlight only selected information from this proxy statement/prospectus and only briefly address some commonly asked questions about the Business Combination, the Special Meeting and the proposals to be presented at the Special Meeting. The following questions and answers do not include all the information that is important to DHHC stockholders. You are urged to read carefully this entire proxy statement/prospectus, including the Annexes and the other documents referred to herein, to fully understand the Business Combination and the voting procedures for the Special Meeting.
QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION
Q:
WHAT IS THE BUSINESS COMBINATION?

A:
DHHC, Merger Sub, a wholly-owned subsidiary of DHHC, and GSH have entered into the Business Combination Agreement, pursuant to which Merger Sub will merge with and into GSH, with GSH surviving the Business Combination as a wholly-owned subsidiary of DHHC. In connection with the Closing, DHHC is expected to be renamed “United Homes Group, Inc.”

DHHC will hold the Special Meeting to, among other things, obtain the approvals required for the Business Combination and the other transactions contemplated by the Business Combination Agreement, and you are receiving this proxy statement/prospectus in connection with such Special Meeting. See “The Business Combination Agreement” for additional information. In addition, a copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A. We urge you to carefully read this proxy statement/prospectus, including the Annexes, and the other documents referred to herein in their entirety.
YOUR VOTE IS IMPORTANT. YOU ARE ENCOURAGED TO SUBMIT YOUR PROXY AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS AND ITS ANNEXES AND CAREFULLY CONSIDERING EACH OF THE PROPOSALS BEING PRESENTED AT THE SPECIAL MEETING.
Q:
WHY AM I RECEIVING THIS DOCUMENT?

A:
DHHC is sending this proxy statement/prospectus to its stockholders to help them decide how to vote their DHHC Common Shares with respect to the matters to be considered at the Special Meeting. The Business Combination cannot be completed unless DHHC’s stockholders approve the Business Combination Proposal, the Charter Approval Proposal, the Director Election Proposal, the Nasdaq Proposal and the Incentive Plan Proposal set forth in this proxy statement/prospectus. Information about the Special Meeting, the Business Combination and the other business to be considered by stockholders at the Special Meeting is contained in this proxy statement/prospectus. This document constitutes a proxy statement of DHHC and a prospectus of DHHC. It is a proxy statement because the DHHC Board is soliciting proxies from DHHC stockholders using this proxy statement/prospectus. It is a prospectus because DHHC, in connection with the Business Combination, is offering UHG Class A Common Shares in exchange for the GSH Class A Common Shares outstanding at the Effective Time as described in this proxy statement/prospectus. See “The Business Combination Agreement — Merger Consideration” for additional information.

Q:
WHAT WILL GSH STOCKHOLDERS RECEIVE IN THE BUSINESS COMBINATION?

A.
In connection with the Business Combination, (i) holders of GSH Common Shares will receive aggregate upfront consideration based on an equity value for GSH of $500 million, subject to customary cash and debt adjustments (the “Closing Consideration”), and, assuming a downward adjustment for GSH’s estimated closing cash and closing indebtedness of $93 million at the Closing, the aggregate upfront consideration payable will be approximately $407 million payable in (1) 378,817 UHG Class A Common Shares, at a price of $10.00 per share, (2) 37,502,833 UHG Class B Common Shares, at a price of $10.00 per share, (3) 924,268 UHG Class A Common Shares underlying the Rollover Options and (4) 1,894,082 UHG Class A Common Shares underlying the Assumed Warrants and (ii) holders of GSH Common Shares, GSH Options and GSH Warrants will receive up to an additional $200 million in earnout consideration in the form of the contingent right to receive up to 20,000,000

Earn Out Shares (see “The Business Combination Agreement — Merger Consideration” for additional information). Pursuant to the Charter Approval Proposal, the Post-Combination Company will adopt a dual-class stock structure, comprising of UHG Class A Common Shares, which will carry one vote per share and UHG Class B Common Shares, which will carry two votes per share.
The Earn Out Shares will vest and become payable in three tranches of 7,500,000, 7,500,000 and 5,000,000 Earn Out Shares, upon the occurrence of the following milestones: (i) 7,500,000 Earn Out Shares will vest on the first date on which the volume weighted average price of UHG Class A Common Shares over any 20 trading days within the preceding 30 consecutive trading day period (as adjusted, the “VWAP Price”) is greater than or equal to $12.50, (ii) 7,500,000 shares will vest on the first date on which the VWAP Price is greater than or equal to $15.00, and (iii) 5,000,000 shares will vest on the first date on which the VWAP Price is greater than or equal to $17.50, in each case, during the period that is 90 days following the Closing and the fifth anniversary of the Closing (the “Earn Out Period”).
The Earn Out Shares will be allocated pro rata to holders of GSH Common Shares, GSH Options and GSH Warrants immediately prior to the consummation of the Business Combination as set forth in the Consideration Schedule (as defined below), which shall be delivered by GSH to DHHC at least two business days prior to the Closing. The following table sets forth an estimate (assuming the aggregate upfront consideration payable to GSH common equityholders is $407 million following a downward adjustment for GSH’s estimated closing cash and closing indebtedness of $93 million at the Closing) of (x) the Per Share Upfront Consideration expected to be allocated to holders of GSH Common Shares and (y) the allocation of the Earn Out Shares among the holders of GSH Common Shares, GSH Options and GSH Warrants, each based on the assumption that, after the execution of the Business Combination Agreement, GSH will not have issued any additional equity (including pursuant to the exercise of options, warrants or other securities exchangeable or exercisable for equity of GSH).
	Per Share Upfront Consideration	Earn Out Shares
Holders of GSH Class A Common Shares	378,817	186,151
Holders of GSH Class B Common Shares	37,502,833	18,428,911
Holders of GSH Options	924,268	454,185
Holders of GSH Warrants	1,894,082	930,753
TOTAL	40,700,000	20,000,000
Under the terms of the Business Combination Agreement, at the Effective Time:
(i)
Each GSH Class A Common Share and each GSH Class B Common Share issued and outstanding as of immediately prior to the Effective Time (excluding shares owned by GSH as treasury stock or dissenting shares) will be cancelled and converted into (x) the right to receive the Per Share Upfront Consideration and (y) the contingent right to receive Earn Out Shares as set forth in the Consideration Schedule. The “Per Share Upfront Consideration” is the right to receive such number of UHG Class B Common Shares (in respect of GSH Class B Common Shares issued and outstanding immediately prior to the Effective Time, but after the Pre-Closing Recapitalization) or UHG Class A Common Shares (in respect of GSH Class A Common Shares issued and outstanding immediately prior to the Effective Time, but after the Pre-Closing Recapitalization) equal to the Exchange Ratio. The “Exchange Ratio” is equal to the Closing Consideration divided by $10.00 divided by the total number of GSH Common Shares outstanding immediately prior to the Effective Time (and after the Pre-Closing Recapitalization), expressed on an as-exercised and as-converted to GSH Common Shares basis (including any GSH Common Shares underlying GSH Options (on a net exercise basis) or GSH Warrants) (collectively, “GSH Outstanding Shares”).

(ii)
Each GSH Option outstanding and unexercised as of immediately prior to the Effective Time will be cancelled in exchange for an option to purchase a number of UHG Class A Common Shares (“Rollover Options”) equal to (x) the number of GSH Common Shares subject to such GSH Options immediately prior to the Effective Time multiplied by (y) the Exchange Ratio, at an exercise price per share equal to (A) the exercise price per GSH Common Share of such GSH Option immediately

x

prior to the Effective Time divided by (B) the Exchange Ratio, which amounts will be set forth in the Consideration Schedule. Subject to certain exceptions, each Rollover Option will be subject to the same terms and conditions as were applicable to the GSH Option immediately prior to the Effective Time. Based upon the number of GSH Options outstanding and unexercised as of September 30, 2022, it is anticipated that 924,268 Rollover Options will be issued at the Effective Time with an exercise price ranging between $1.86 and $2.77. Each outstanding GSH Option vests in four equal installments commencing upon the first anniversary of the date of grant, subject to the optionholder’s continued service to GSH as of each such date.
(iii)
Each GSH Warrant outstanding and unexercised as of immediately prior to the Effective Time will be converted into a warrant to acquire a number of UHG Class A Common Shares (“Assumed Warrants”) equal to (x) the number of GSH Common Shares subject to such GSH Warrants immediately prior to the Effective Time multiplied by (y) the Exchange Ratio, at a strike price per share equal to (A) the strike price per GSH Common Share of such GSH Warrant immediately prior to the Effective Time divided by (B) the Exchange Ratio, which amounts will be set forth in the Consideration Schedule. Subject to certain exceptions, each Assumed Warrant will be subject to the same terms and conditions as were applicable to the GSH Warrant immediately prior to the Effective Time. Based on the number of GSH Warrants outstanding and unexercised as of September 30, 2022, it is anticipated that 1,894,082 Assumed Warrants will be outstanding at the Effective Time with a strike price ranging between $2.68 and $3.99. Each outstanding GSH Warrant may be exercised for a period of 10 years commencing on July 1, 2022.

Upon the consummation of the Business Combination, the number of UHG Common Shares expected to be issued to GSH equityholders in respect of their GSH Common Shares, which does not include the number of UHG Common Shares that will underlie the Rollover Options and Assumed Warrants issued to holders of GSH Options and GSH Warrants that are outstanding as of immediately prior to the Effective Time, is 37,881,650 shares (assuming the aggregate upfront consideration payable to GSH common equityholders is $407 million following a downward adjustment for GSH’s estimated closing cash and closing indebtedness of $93 million at the Closing).
Following the consummation of the Business Combination, when permitted by SEC rules, the Post-Combination Company intends to file a registration statement on Form S-8 with the SEC providing for the registration of the UHG Class A Common Shares (i) that will underlie the Rollover Options and Assumed Warrants issued to holders of GSH Options and GSH Warrants that are outstanding as of immediately prior to the Effective Time and (ii) that are reserved for issuance under the 2023 Plan.
Assuming that (a) no holders of DHHC Class A Common Shares elect to have their Public Shares redeemed, (b) there are no other issuances of equity interests of DHHC prior to the Effective Time, (c) no Earn Out Shares are issued prior to the Effective Time and (d) assuming the upfront consideration payable to GSH common equityholders is $407 million following a downward adjustment for GSH’s estimated closing cash and closing indebtedness of $93 million at the Closing, (i) the total number of UHG Common Shares to be issued to GSH equityholders at the Effective Time is expected to be 37,881,650 shares, and GSH equityholders as of immediately prior to the Effective Time will hold, in the aggregate, on an undiluted basis, approximately 81.5% of the issued and outstanding UHG Common Shares immediately following the Effective Time and be entitled to cast approximately 89.8% of the votes entitled to be cast by all holders of the UHG Common Shares, of which (x) holders of UHG Class A Common Shares will own 19.3% of the UHG Common Shares and be entitled to cast approximately 10.7% of the votes entitled to be cast by all holders of the UHG Common Shares and (y) holders of UHG Class B Common Shares will own 80.7% of the UHG Common Shares and be entitled to cast approximately 89.3% of the votes entitled to be cast by all holders of the UHG Common Shares and (ii) DHHC stockholders as of immediately prior to the Effective Time will hold, in the aggregate, approximately 18.5% of the issued and outstanding UHG Common Shares immediately following the Effective Time and be entitled to cast approximately 10.2% of the votes entitled to be cast by all holders of the UHG Common Shares.
Q:
WHEN DO YOU EXPECT THE BUSINESS COMBINATION TO BE COMPLETED?

A:
It is currently anticipated that the Business Combination will be consummated promptly following the Special Meeting, which is set for           , 2023; however, such meeting could be adjourned, as

described herein. Neither DHHC nor GSH can assure you of when or if the Business Combination will be completed, and it is possible that factors outside of the control of both companies could result in the Business Combination being completed at a different time or not at all. GSH has obtained the written consent of its stockholders for the Business Combination; however, DHHC must obtain the approval of its stockholders for the Required Proposals set forth in this proxy statement/prospectus for their approval, each of DHHC and GSH must also satisfy or waive other closing conditions. See “The Business Combination Agreement — Conditions to the Business Combination” for additional information.
Q:
HOW WILL DHHC BE MANAGED AND GOVERNED FOLLOWING THE BUSINESS COMBINATION?

A:
DHHC does not currently have any management-level employees other than David T. Hamamoto, our Co-Chief Executive Officer and Chairman, Michael Bayles, our Co-Chief Executive Officer, and Keith Feldman, our Chief Financial Officer. Following the Closing, the Company’s executive officers are expected to be a combination of the current management teams of DHHC and GSH. See “Management of the Post-Combination Company Following the Business Combination” for additional information.

DHHC is, and after the Closing will continue to be, managed by its board of directors. Following the Closing, based on the Director Election Proposal, the size of our board of directors will be 10 directors, and our board of directors will be divided into three classes and is expected to consist of Eric S. Bland, James P. Clements, Robert Dozier, Jason Enoch, Nikki R. Haley, Alan Levine, Michael Nieri, Tom O’Grady, David Hamamoto and Michael Bayles. Following the Closing, we expect that a majority of the directors will be independent under applicable Nasdaq listing rules. See “Management of the Post-Combination Company Following the Business Combination” for additional information.
Q:
WILL DHHC OBTAIN NEW FINANCING IN CONNECTION WITH THE BUSINESS COMBINATION?

A:
DHHC will obtain new financing in connection with the Business Combination to the extent that the Closing DHHC Cash is from sources other than the non-redemption of funds held in trust in the Trust Account or the proceeds from the issuance of DHHC Common Shares. Such new financing would be obtained on terms and at rates and/or costs reasonably acceptable to GSH. No agreements dealing with the above-mentioned financing options have been entered into at this time.

Additionally, under the Business Combination Agreement, GSH will use best efforts to obtain certain waivers and consents to the Transactions from applicable agents, trustees and/or lenders for all its and its subsidiaries’ material indebtedness (the “Lender Consents”), and in the event a portion of the existing debt financing of GSH Group Companies becomes unavailable, GSH using its best efforts to obtain alternative debt financing for any such portion from alternative financing sources (the “Alternative Financing”) in an amount sufficient to replace the unavailable portion of the existing debt financing.

Q:
WHAT EQUITY STAKE WILL CURRENT DHHC STOCKHOLDERS, THE INITIAL STOCKHOLDERS, THE ANCHOR INVESTORS AND THE GSH STOCKHOLDERS HOLD IN THE POST-COMBINATION COMPANY FOLLOWING THE CLOSING?

A.
The below sensitivity table shows the potential impact of redemptions on the pro forma book value per share of the UHG Class A Common Shares and UHG Class B Common Shares owned by non-redeeming shareholders following the Closing in a no redemption scenario and a maximum redemption scenario. The sensitivity table below also sets forth the potential additional dilutive impact of each of the below additional dilution sources in each redemption scenario. The sensitivity table does not show the deferred underwriting commissions incurred in connection with the Initial Public Offering in each redemption scenario because Goldman Sachs & Co. LLC, the sole underwriter for the Initial Public Offering, has agreed to waive the deferred underwriting commissions.

	Assuming No Redemption(1)		Assuming Maximum Redemption(2)
	Ownership in Shares	Equity %	Ownership in Shares	Equity %
UHG Class A Shareholders
Public Stockholders	4,441,032	9.6%	2,500,000	5.7%
Initial Stockholders(4)	4,160,931	9.0%	3,417,123	7.8%
GSH Stockholders Other Than Majority Stockholders(5)	378,817	0.8%	378,817	0.9%
UHG Class B Shareholders
Majority Stockholders(3)(6)	37,502,833	80.6%	37,502,833	85.6%
Total UHG Common Shares Outstanding Excluding “Additional Dilution Sources”	46,483,613	100.0%	43,798,773	100.0%
Total Pro Forma Equity Value Post-Redemptions of Shares ($’000)(7)	$464,836		$437,988
	Assuming No Redemption(1)		Assuming Maximum Redemption(4)
	Ownership in Shares	Equity %(9)	Ownership in shares	Equity %(9)
Additional Dilution Sources
Sponsor Earnout Shares(9)	1,886,378	2.1%	2,630,186	2.9%
Earn Out Shares(10)	20,000,000	21.7%	20,000,000	22.3%
Public Warrants(11)	8,625,000	9.4%	8,625,000	9.6%
Private Placement Warrants(12)	2,966,664	3.2%	2,966,664	3.3%
Rollover Options(13)	924,268	1.0%	924,268	1.0%
Assumed Warrants(14)	1,894,082	2.1%	1,894,082	2.1%
2023 Plan(15)	9,193,507	10.0%	8,978,511	10.0%
Total Additional Dilution Sources	45,489,899	49.5%	46,018,711	51.2%

(1)
This scenario assumes that no Public Shares are redeemed by the Public Stockholders.

(2)
This scenario assumes that 1,941,032 Public Shares are redeemed by the Public Stockholders, leaving the 2,500,000 Public Shares purchased by David T. Hamamoto and Antara Capital, which are not redeemable pursuant to the terms of the Financing Commitment Letter.

(3)
This row excludes Earn Out Shares.

(4)
This row includes UHG Class A Common Shares held by the Initial Stockholders converted from Founder Shares that were originally acquired prior to or in connection with the Initial Public Offering. This row does not include (i) (x) 2,577,691 DHHC Class B Common Shares held by the Initial Stockholders that are forfeited upon Closing under the no redemption or (ii) (x) or 1,886,378 Earn Out Shares held by the Initial Stockholders upon Closing under the no redemption or (y) 2,630,186 Earn Out Shares held by the Initial Stockholders upon Closing under the maximum redemption scenario. This row does not include the 2,500,000 Public Shares purchased by David T. Hamamoto and Antara Capital which are not redeemable pursuant to the terms of the Financing Commitment Letter.

(5)
This row includes the total issued and outstanding UHG Class A Common Shares converted from GSH Class A Common Shares upon the Closing, but does not include shares issuable pursuant to the Rollover Options or Assumed Warrants, which are included as “Additional Dilution Sources”.

(6)
This row includes the total issued and outstanding UHG Class B Common Shares converted from GSH Class B Common Shares upon the Closing.

(7)
Pro forma equity value shown at $10.00 per share in each scenario.

(8)
The equity percentage with respect to each Additional Dilution Source set forth in this sensitivity table, including the Total Additional Dilution Sources, assumes that no additional UHG Common

Shares are issued between the Closing and the realization of all of the benchmark share prices in the earn out, and includes the full amount of shares issued with respect to the applicable Additional Dilution Source in the numerator and the fully diluted amount of UHG Common Shares outstanding, including the Total UHG Common Shares Outstanding excluding Additional Dilution Sources and the Total Additional Dilution Sources, in the denominator.

(9)
This row assumes that all Sponsor Earnout Shares potentially issuable to Sponsor pursuant to the Sponsor Agreement (upon the realization of all of the benchmark share prices in the earn out) are issued. For a description of the Sponsor Earnout Shares, see “Other Agreements — Sponsor Agreement.”

(10)
This row assumes that all Earn Out Shares potentially issuable pursuant to the Business Combination Agreement are issued. For a description of the Earn Out Shares, see “The Business Combination Agreement — Merger Consideration — Upfront Consideration; Conversion of Securities.”

(11)
This row assumes the exercise of all Public Warrants to purchase 8,625,000 UHG Class A Common Shares.

(12)
This row assumes the exercise of all Private Placement Warrants to purchase 2,966,664 UHG Class A Common Shares, which represents the remaining warrants outstanding after forfeiture. This row does not include 2,966,669 Private Placement Warrants that are expected to be forfeited upon the Closing.

(13)
This row assumes the exercise of all 2,440 Rollover Options. There were 22 Options forfeited during the most recent period.

(14)
This row assumes exercise of all 1,894,082 Assumed Warrants to purchase UHG Class A Common Shares.

(15)
This row assumes the issuance of a number of shares equal to 10% of the fully diluted issued and outstanding UHG Common Shares (calculated as specifically provided under the 2023 Plan) immediately following the Closing, which are reserved for issuance under the 2023 Plan. For a description of the assumptions used in calculating the number of shares reserved under the proposed 2023 Plan, see “Proposal No. 6 — The Incentive Plan Proposal.”

Q:
FOLLOWING THE BUSINESS COMBINATION, WILL DHHC’S SECURITIES CONTINUE TO TRADE ON A STOCK EXCHANGE?

A:
Yes. Upon the Closing, we expect to change our name from “Diamondhead Holdings Corp.” to “United Homes Group, Inc.” and our UHG Class A Common Shares and UHG public warrants are expected to trade under the symbols “UHG” and “UHGW,” respectively, following the Closing.

QUESTIONS AND ANSWERS ABOUT DHHC’S SPECIAL STOCKHOLDER MEETING
Q:
WHEN AND WHERE IS THE SPECIAL MEETING?

A:
The Special Meeting will be held at      a.m. prevailing Eastern Time, on           , 2023, in virtual format. DHHC stockholders may attend, vote and examine the list of DHHC stockholders entitled to vote at the Special Meeting by visiting           and entering the control number found on their proxy card, voting instruction form or notice included in their proxy materials. The Special Meeting will be held in virtual meeting format only. You will not be able to attend the Special Meeting physically.

Q:
WHAT AM I BEING ASKED TO VOTE ON AND WHY IS THIS APPROVAL NECESSARY?

A:
The stockholders of DHHC are being asked to vote on the following:

•
A proposal to adopt the Business Combination Agreement and the transactions contemplated thereby. See the section entitled “Proposal No. 1 — The Business Combination Proposal.”

•
A proposal to adopt the Proposed Charter in the form attached hereto as Annex B. See the section entitled “Proposal No. 2 — The Charter Approval Proposal.”

•
A proposal with respect to certain governance provisions in the Proposed Charter, which are being separately presented in accordance with SEC requirements and which will be voted upon on a non-binding advisory basis. See the section entitled “Proposal No. 3 — The Governance Proposals.”

•
A proposal to elect 10 directors to serve on the Post-Combination Company Board until the 2024 annual meeting of stockholders, in the case of Class I directors, the 2025 annual meeting of stockholders, in the case of Class II directors, and the 2026 annual meeting of stockholders, in the case of Class III directors, and, in each case, until their respective successors are duly elected and qualified. See the section entitled “Proposal No. 4 — The Director Election Proposal.”

•
A proposal to approve, for purposes of complying with applicable Nasdaq listing rules: (i) the issuance of UHG Common Shares to the GSH equityholders pursuant to the Business Combination Agreement; and (ii) the issuance of UHG Class A Common Shares pursuant to the conversion of DHHC Class B Common Shares. See the section entitled “Proposal No. 5 — The Nasdaq Proposal.”

•
A proposal to approve and adopt the 2023 Plan. See the section entitled “Proposal No. 6 — The Incentive Plan Proposal.”

•
A proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Charter Approval Proposal, the Director Election Proposal, the Nasdaq Proposal or the Incentive Plan Proposal. See the section entitled “Proposal No. 7 — The Adjournment Proposal.”

DHHC will hold the Special Meeting to consider and vote upon these Proposals. This proxy statement/prospectus contains important information about the proposed Business Combination and the other matters to be acted upon at the Special Meeting.
Stockholders should read this proxy statement/prospectus carefully, including the Annexes and the other documents referred to herein.
Consummation of the Business Combination is conditioned on the approval of each of the Business Combination Proposal, the Charter Approval Proposal, the Director Election Proposal, the Nasdaq Proposal and the Incentive Plan Proposal, subject to the terms of the Business Combination Agreement. If the Business Combination Proposal is not approved, the other proposals, except the Adjournment Proposal, will not be presented to stockholders for a vote.
The vote of stockholders is important. Stockholders are encouraged to vote as soon as possible after carefully reviewing this proxy statement/prospectus.

Q:
WHO IS GSH?

A:
GSH designs, builds and sells homes principally in South Carolina, with a smaller presence in Georgia. The geographical markets in which GSH presently operates its homebuilding business are currently high-growth markets, with substantial in-migrations and employment growth. Following the recent separation of its land development business from its homebuilding operations, GSH employs an asset-light operation model, with a focus on the design, construction and sale of entry-level, first move up and second move up single-family houses. See “Information About GSH.”

Q:
WHY IS DHHC PROPOSING THE BUSINESS COMBINATION?

A:
DHHC was organized to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses. On January 28, 2021, DHHC completed its Initial Public Offering and, thereafter, DHHC’s activity has been limited to the search for a target for its initial business combination.

Based on its due diligence investigations of GSH and the industry in which it operates, including the financial and other information provided by GSH in the course of due diligence and negotiations in connection with the Business Combination Agreement, the DHHC Board believes that the Business Combination with GSH is advisable and in the best interests of DHHC and its stockholders. See the section entitled “The Business Combination — Recommendation of the DHHC Board of Directors and Reasons for the Business Combination.”
Q:
DID THE DHHC BOARD OBTAIN A THIRD-PARTY VALUATION OR FAIRNESS OPINION IN DETERMINING WHETHER OR NOT TO PROCEED WITH THE BUSINESS COMBINATION?

A:
The DHHC Board did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Business Combination with GSH. The directors and officers of DHHC have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and backgrounds, together with the experience and sector expertise of DHHC’s financial and legal advisors and consultants, enabled them to make the necessary analyses and determinations regarding the Business Combination with GSH. In addition, DHHC’s directors and officers, together with DHHC’s financial and legal advisors and consultants, have substantial experience with mergers and acquisitions. Accordingly, investors will be relying solely on the judgment of the DHHC Board in valuing GSH’s business.

Q:
WHY IS DHHC PROVIDING STOCKHOLDERS WITH THE OPPORTUNITY TO VOTE ON THE BUSINESS COMBINATION?

A:
We are seeking approval of the Business Combination for purposes of complying with applicable Nasdaq listing rules requiring stockholder approval of issuances of more than 20% of a listed company’s issued and outstanding common stock. In addition, pursuant to the Current Charter, we must provide all Public Stockholders with the opportunity to redeem all or a portion of their Public Shares upon the consummation of an initial business combination (as defined in our Current Charter) either in conjunction with a tender offer or in conjunction with a stockholder vote to approve such initial business combination. If we submit the proposed initial business combination to the stockholders for their approval, our Current Charter requires us to conduct a redemption offer in conjunction with the proxy solicitation (and not in conjunction with a tender offer) pursuant to the applicable SEC proxy solicitation rules.

Q:
HAVE GSH’S STOCKHOLDERS APPROVED THE BUSINESS COMBINATION?

A:
Yes. Immediately following the execution of the Business Combination Agreement, all stockholders of GSH executed a unanimous written consent approving and adopting the Business Combination Agreement, the Ancillary Agreements to which GSH is or will be a party and the transactions contemplated thereby (including the Business Combination and the Pre-Closing Recapitalization) and the amendment and restatement of GSH’s governing documents in connection with the Pre-Closing Recapitalization. The execution and delivery of the unanimous written consent constituted the GSH stockholder approval at the time of such delivery. Additionally, all stockholders of GSH have agreed to waive any appraisal rights (including under Section 262 of the DGCL) with respect to the Business Combination and any rights to dissent with respect to the Business Combination.
Q:
DO I HAVE REDEMPTION RIGHTS?

A:
If you are a Public Stockholder, you have the right to demand that DHHC redeem such shares for a pro rata portion of the cash held in the Trust Account, which holds the proceeds of the Initial Public Offering, as of two business days prior to the consummation of the Business Combination (including interest earned on the funds held in the Trust Account and not previously released to DHHC to pay taxes) upon the Closing (“Redemption Rights”).

Notwithstanding the foregoing, a Public Stockholder, together with any affiliate of such Public Stockholder or any other person with whom such Public Stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking redemption with respect to more than 15% of the Public Shares without the consent of DHHC.
Under DHHC’s Current Charter, the Business Combination may be consummated only if DHHC has at least $5,000,001 of net tangible assets after payment of cash to all Public Stockholders that properly demand redemption of their Public Shares for cash.
Q:
WILL HOW I VOTE AFFECT MY ABILITY TO EXERCISE REDEMPTION RIGHTS?

A:
No. You may exercise your redemption rights whether you vote your Public Shares for or against, or whether you abstain from voting on, the Business Combination Proposal or any other Proposal described in this proxy statement/prospectus. As a result, the Business Combination Proposal can be approved by stockholders who will redeem their Public Shares and no longer remain stockholders and the Business Combination may be consummated even though the funds available from the Trust Account and the number of Public Stockholders are substantially reduced as a result of redemptions by Public Stockholders.

Q:
HOW DO I EXERCISE MY REDEMPTION RIGHTS?

A:
If you are a Public Stockholder and wish to exercise your redemption rights, you must demand that DHHC redeem your Public Shares for cash no later than the second business day preceding the vote on the Business Combination Proposal by delivering your Public Shares to AST, DHHC’s transfer agent, physically or electronically using The Depository Trust Company’s Deposit and Withdrawal at Custodian (“DWAC”) system. See “DHHC’s Special Meeting of Stockholders — Redemption Rights” for AST’s address and contact information.

Any Public Stockholder will be entitled to demand that such Public Stockholder’s Public Shares be redeemed for a pro rata portion of the amount then in the Trust Account (which, for illustrative purposes, was approximately $44,966,548 or $10.13 per share, as of January 26, 2023, the DHHC Record Date). Such amount, including interest earned on the funds held in the Trust Account and not previously released to DHHC to pay its taxes, will be paid promptly upon consummation of the Business Combination. However, under Delaware law, the proceeds held in the Trust Account could be subject to claims which could take priority over those of DHHC’s Public Stockholders exercising redemption rights, regardless of whether such holders vote for or against the Business Combination Proposal. Therefore, the per-share distribution from the Trust Account in such a situation may be less than originally anticipated due to such claims. Your vote on any proposal will have no impact on the amount you will receive upon exercise of your redemption rights.
Any request for redemption, once made by a Public Stockholder, may be withdrawn at any time up to the time the vote is taken with respect to the Business Combination Proposal at the Special Meeting. If you deliver your Public Shares for redemption to DHHC’s transfer agent and later decide prior to the Special Meeting not to elect redemption, you may request that DHHC’s transfer agent return the Public Shares (physically or electronically).
If a Public Stockholder properly makes a request for redemption and the Public Shares are delivered as described to DHHC’s transfer agent as described herein, then, if the Business Combination is consummated, DHHC will redeem these shares for a pro rata portion of funds deposited in the Trust

Account. If you exercise your redemption rights, then you will be exchanging your Public Shares for cash and you will cease to have any rights as a DHHC stockholder (other than the right to receive the redemption amount) upon consummation of the Business Combination.
For a discussion of the material U.S. federal income tax consequences for holders of Public Shares with respect to the exercise of these redemption rights, see “Material U.S. Federal Income Tax Consequences — Material Tax Consequences of a Redemption of Public Shares.”
Q:
DO I HAVE APPRAISAL RIGHTS IF I OBJECT TO THE PROPOSED BUSINESS COMBINATION?

A:
No. Neither DHHC stockholders nor its Unit or Public Warrant holders have appraisal rights in connection with the Business Combination under the DGCL. See the section entitled “DHHC’s Special Meeting of Stockholders — Appraisal Rights.”

Q:
WHAT HAPPENS TO THE FUNDS DEPOSITED IN THE TRUST ACCOUNT AFTER CONSUMMATION OF THE BUSINESS COMBINATION?

A:
A total of $345,000,000 in net proceeds of the Initial Public Offering and the amount raised from the private sale of warrants simultaneously with the consummation of the Initial Public Offering was placed in the Trust Account following the Initial Public Offering. On January 25, 2023, DHHC held a special meeting of DHHC stockholders, (the “Extension Meeting”), at which DHHC stockholders approved the extension of the expiration of the period in which it must complete a business combination from January 28, 2023 to July 28, 2023. In connection with the Extension Meeting, DHHC stockholders holding 30,058,968 Public Shares exercised their right to redeem their shares for a pro rata portion of the funds in the Trust Account. As a result, approximately $304 million (approximately $10.12 per Public Share) was removed from the Trust Account to pay such redeeming holders and approximately $45 million remained in the Trust Account. Following redemptions, DHHC has 4,441,032 Public Shares outstanding. After the consummation of the Business Combination, the funds in the Trust Account will be used to pay holders of the Public Shares who exercise redemption rights, to pay fees and expenses incurred in connection with the Business Combination and for the Post-Combination Company’s working capital and general corporate purposes. Goldman Sachs & Co. LLC (“Goldman Sachs”), the sole underwriter for the Initial Public Offering, has agreed to waive the entire amount of deferred underwriting fee, and did not receive any payment from DHHC in connection with the fee waiver and will not receive any payment from DHHC in connection with the Business Combination. Goldman Sachs has not performed any additional services for DHHC after the IPO for any contingent fees, and is not expected to perform any additional services following the consummation of the Business Combination.

Q:
WHAT HAPPENS IF THE BUSINESS COMBINATION IS NOT CONSUMMATED?

A:
If the Business Combination is not consummated, GSH will not become a wholly owned subsidiary of DHHC and GSH equityholders will not receive any consideration for their shares of GSH capital stock, options or warrants. See “The Business Combination Agreement — Termination” and “Risk Factors” beginning on page 249 and page 30, respectively.

Further, DHHC could search for another target business with which to complete a business combination; however, if DHHC does not complete the Business Combination with GSH or another target business within the Combination Window, DHHC must redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to the amount then held in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to DHHC to pay taxes (less up to $100,000 of interest to pay dissolution expenses) divided by the number of then outstanding Public Shares. The Initial Stockholders have no redemption rights in the event a business combination is not effected in the Combination Window, and, accordingly, their Founder Shares will be worthless. Additionally, in the event of such liquidation, there will be no distribution with respect to outstanding Public Warrants and Private Placement Warrants. Accordingly, Public Warrants and Private Placement Warrants will expire and be worthless.

Q:
HOW DOES THE SPONSOR INTEND TO VOTE ON THE PROPOSALS?

A:
The Initial Stockholders, including the Sponsor, are entitled to vote an aggregate of 20% of the outstanding DHHC Common Shares and have agreed to vote any DHHC Common Shares held by them as of the DHHC Record Date in favor of each of the Proposals presented at the Special Meeting.

Q:
WHAT CONSTITUTES A QUORUM AT THE SPECIAL MEETING?

A:
A majority of the voting power of the issued and outstanding common stock of DHHC entitled to vote at the Special Meeting must be present, in person (which would include presence at a virtual meeting) or represented by proxy, at the Special Meeting to constitute a quorum and in order to conduct business at the Special Meeting. Abstentions and broker non-votes will be counted as present for the purpose of determining a quorum. The Initial Stockholders, who currently own 20% of the issued and outstanding DHHC Common Shares, will count towards this quorum. In the absence of a quorum, the chairman of the Special Meeting has power to adjourn the Special Meeting. As of the DHHC Record Date 2,220,516 DHHC Class A Common Shares and 4,312,501 DHHC Class B Common Shares would be required to achieve a quorum.

Q:
WHAT VOTE IS REQUIRED TO APPROVE EACH PROPOSAL AT THE SPECIAL MEETING?

A:
The Business Combination Proposal:   The affirmative vote (in person or by proxy) of the holders of a majority of the DHHC Class A Common Shares and DHHC Class B Common Shares entitled to vote and actually cast thereon at the Special Meeting, voting together as a single class, is required to approve the Business Combination Proposal. Accordingly, a stockholder’s failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, as well as an abstention from voting and a broker non-vote with regard to the Business Combination Proposal, will have no effect on the Business Combination Proposal. DHHC stockholders must approve the Business Combination Proposal in order for the Business Combination to occur.

The Charter Approval Proposal:   The affirmative vote (in person or by proxy) of (i) the holders of a majority of the Founder Shares then outstanding and entitled to vote thereon, voting separately as a single class, (ii) the holders of a majority of the DHHC Class A Common Shares then outstanding and entitled to vote thereon, voting separately as a single class and (iii) the holders of a majority of the DHHC Class A Common Shares and DHHC Class B Common Shares then outstanding and entitled to vote thereon, voting together as a single class, is required to approve the Charter Approval Proposal. Accordingly, a stockholder’s failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, as well as an abstention from voting and a broker non-vote with regard to the Charter Approval Proposal, will have the same effect as a vote “AGAINST” such proposal. The Business Combination is conditioned on the approval of the Charter Approval Proposal, subject to the terms of the Business Combination Agreement. If the Business Combination Proposal is not approved, the Charter Approval Proposal will not be presented to the stockholders for a vote.
The Governance Proposals:   The affirmative vote (in person or by proxy) of the holders of a majority of the DHHC Class A Common Shares and DHHC Class B Common Shares entitled to vote and actually cast thereon at the Special Meeting, voting together as a single class, is required to approve each of the Governance Proposals. Accordingly, a stockholder’s failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, as well as an abstention from voting and a broker non-vote with regard to any of the Governance Proposals, will have no effect on the Governance Proposals. The Business Combination is not conditioned on the approval of any of the Governance Proposals. If the Business Combination Proposal is not approved, the Governance Proposals will not be presented to the stockholders for a vote.
The Director Election Proposal:   The affirmative vote (in person or by proxy) of the holders of a plurality of the outstanding DHHC Class A Common Shares and DHHC Class B Common Shares entitled to vote and actually cast thereon at the Special Meeting, voting together as a single class, is required to approve the Director Election Proposal. Accordingly, a stockholder’s failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, as well as an abstention from voting and a broker non-vote with regard to the Director Election Proposal, will have no effect on the election of directors. The Business Combination is conditioned on the approval of the Director Election Proposal, subject to the terms of the Business Combination Agreement. If the Business Combination Proposal is not approved, the Director Election Proposal will not be presented to the stockholders for a vote.
The Nasdaq Proposal:   The affirmative vote (in person or by proxy) of the holders of a majority of the DHHC Class A Common Shares and DHHC Class B Common Shares entitled to vote and actually cast thereon at the Special Meeting, voting together as a single class, is required to approve the Nasdaq Proposal. Accordingly, a stockholder’s failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, as well as an abstention from voting and a broker non-vote with regard to the Nasdaq Proposal, will have no effect on the Nasdaq Proposal. The Business Combination is conditioned on the approval of the Nasdaq Proposal, subject to the terms of the Business Combination Agreement. If the Business Combination Proposal is not approved, the Nasdaq Proposal will not be presented to the stockholders for a vote.
The Incentive Plan Proposal:   The affirmative vote (in person or by proxy) of the holders of a majority of the DHHC Class A Common Shares and DHHC Class B Common Shares entitled to vote and actually cast thereon at the Special Meeting, voting together as a single class, is required to approve the Incentive Plan Proposal. Accordingly, a stockholder’s failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, as well as an abstention from voting and a broker non-vote with regard to the Incentive Plan Proposal, will have no effect on the Incentive Plan Proposal. The Business Combination is conditioned on the approval of the Incentive Plan Proposal, subject to the terms of the Business Combination Agreement. If the Business Combination Proposal is not approved, the Incentive Plan Proposal will not be presented to the stockholders for a vote.
The Adjournment Proposal:   The affirmative vote (in person or by proxy) of the holders of a majority of the DHHC Class A Common Shares and DHHC Class B Common Shares entitled to vote and actually cast thereon at the Special Meeting, voting together as a single class, is required to approve the Adjournment Proposal. Accordingly, a stockholder’s failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, as well as an abstention from voting and a broker non-vote with regard to the Adjournment Proposal, will have no effect on the Adjournment Proposal. The Business Combination is not conditioned on the approval of the Adjournment Proposal.
As further discussed in the section entitled “Other Agreements — Sponsor Agreement” beginning on page 252 of this proxy statement/prospectus, the Sponsor has entered into a Sponsor Agreement with DHHC and GSH, a copy of which is attached as Annex E to this proxy statement/prospectus, pursuant to which the Sponsor has agreed to vote its Founder Shares, representing 20% of the aggregate voting power of the DHHC Common Shares, in favor of each of the Proposals presented at the Special Meeting.
Q:
DO ANY OF DHHC’S DIRECTORS OR OFFICERS HAVE INTERESTS IN THE BUSINESS COMBINATION THAT MAY DIFFER FROM OR BE IN ADDITION TO THE INTERESTS OF DHHC STOCKHOLDERS?

A:
Certain of DHHC’s executive officers and certain non-employee directors may have interests in the Business Combination that may be different from, or in addition to, the interests of DHHC stockholders generally.

For example, as described below, the Sponsor and its affiliates, on the one hand, and the Company’s officers and directors, on the other hand, have at risk significant monetary interests that depend on the completion of the Business Combination or another business combination within the Combination Window. For the Sponsor and its affiliates, aggregate value at risk could be as much as approximately $67.3 million (based upon the closing price of $10.15 per DHHC Class A Common Share and $0.22 per Public Warrant on the Nasdaq on January 26, 2023, the most recent practicable date prior to the date of this proxy statement/prospectus, and after giving effect to the forfeiture of 2,577,691 Founder Shares and 2,492,000 Private Placement Warrants and assuming that no UHG Class A Common Shares or

Sponsor Earnout Shares are allocated to the Anchor Investors and all Earn Out Shares are released upon the achievement of certain performance-based milestones under the Sponsor Agreement). For Judith A. Hannaway, Jonathan Langer, Charles Schoenherr and Keith Feldman (who are the Company’s officers and directors who are not affiliates of the Sponsor), aggregate value at risk could be as much as approximately $3.2 million (based upon the closing price of $10.15 per DHHC Class A Common Share and $0.22 per Public Warrant on the Nasdaq on January 26, 2023, the most recent practicable date prior to the date of this proxy statement/prospectus). The interests of the Sponsor and DHHC’s directors and officers include, among others:

•
If the Business Combination with GSH or another business combination is not consummated within the Combination Window, DHHC will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Public Shares for cash and, subject to the approval of its remaining stockholders and the DHHC Board, dissolving and liquidating. In such event, the 8,625,000 Founder Shares held by the Sponsor, with respect to which David T. Hamamoto, DHHC’s Chairman and Co-Chief Executive Officer, has voting and investment discretion, which were acquired by the Sponsor for an aggregate purchase price of $25,000 prior to the Initial Public Offering, would be worthless because DHHC’s Initial Stockholders are not entitled to participate in any redemption or distribution with respect to such shares. The 8,625,000 Founder Shares held by the Sponsor had an aggregate market value of $87.5 million based upon the closing price of $10.15 per DHHC Class A Common Share on the Nasdaq on January 26, 2023, the most recent practicable date prior to the date of this proxy statement/prospectus. Given the differential in the purchase price that the Sponsor paid for the Founder Shares as compared to the price of the units sold in the Initial Public Offering and the substantial number of shares of UHG Class A Common Shares that our Sponsor will receive upon conversion of the Founder Shares in connection with the Business Combination, our Sponsor may earn a positive rate of return on their investment even if the common stock of the Post-Combination Company trades below the price initially paid for the units in the Initial Public Offering and the Public Stockholders experience a negative rate of return following the completion of the Business Combination. The Sponsor has agreed to forfeit 2,577,691 Founder Shares upon the Closing, and not to transfer 1,886,378 Founder Shares until such Founder Shares become released upon the achievement of certain performance-based milestones under the Sponsor Agreement. Approximately 161,000 UHG Class A Common Shares and 49,000 Sponsor Earnout Shares may be allocated to the Anchor Investors upon the Closing, pursuant to the Subscription Agreements entered with the Anchor Investors.

•
The Sponsor and Anchor Investors purchased 4,983,999 and 949,334 Private Placement Warrants, respectively, from DHHC for an aggregate purchase price of $8,900,000 (or $1.50 per warrant). These purchases took place in a private placement simultaneously with the consummation of the Initial Public Offering. A portion of the proceeds DHHC received from these purchases were placed in the Trust Account. The Sponsor’s Private Placement Warrants had an approximate market value of $1.1 million, and the Anchor Investors’ Private Placement Warrants had an approximate market value of $208,900 based upon the closing price of $0.22 per Public Warrant on the Nasdaq on January 26, 2023, the most recent practicable date prior to the date of this proxy statement/prospectus. The Private Placement Warrants would become worthless if DHHC does not consummate a business combination within the Combination Window. The Sponsor and Anchor Investors have agreed to forfeit 50% of the Private Placement Warrants held by them upon the Closing.

•
The fact that Judith A. Hannaway, Jonathan Langer and Charles Schoenherr, directors of DHHC, and Keith Feldman, the Chief Financial Officer of DHHC, will be entitled to receive, upon completion of the Business Combination, 27,121, 27,121, 27,121 and 235,118 Founder Shares, respectively, from our Sponsor, which would be valued in the aggregate at approximately $3.2 million based on the closing price of $10.15 per DHHC Class A Common Share on the Nasdaq on January 26, 2023, and Keith Feldman will also be entitled to receive, upon completion of the Business Combination, 149,520 Private Placement Warrants from our Sponsor. The Private Placement Warrants had an aggregate approximate market value of $32,900 based upon the closing price of $0.22 per Public Warrant on the Nasdaq on January 26, 2023, the most recent practicable date prior to the date of this proxy statement/prospectus. The Founder Shares and Private Placement Warrants would become worthless if DHHC does not consummate a business combination within the Combination Window.

•
On October 18, 2022, the Company executed (i) a promissory note in the principal amount of up to $200,000, bearing interest of 10%, payable to David T. Hamamoto, in his personal capacity, and (ii) a promissory note in the principal amount of up to $200,000, bearing interest of 10%, payable to Antara Capital Total Return SPAC Master Fund LP, a Cayman Islands exempted limited partnership. These promissory notes do not have any claim on the proceeds held in the Trust Account unless such proceeds are released upon the Closing.

•
No compensation of any kind, including finder’s and consulting fees, is paid to our Sponsor, officers and directors, or any of their respective affiliates, for services rendered prior to or in connection with the completion of an initial business combination, except for reimbursement for out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. From the date of the Initial Public Offering until the date of the Business Combination Agreement, there have been no reimbursable out-of-pocket expenses incurred in connection with the Business Combination.

•
In connection with the Initial Public Offering, the Anchor Investors entered into the Subscription Agreements with us, pursuant to which the Anchor Investors would be allocated from the Sponsor up to 1,250,625 Founder Shares for a purchase price of $0.003 per share and at an aggregate purchase price of $3,625 upon the Closing. As of the date of this proxy statement/prospectus, each of the Anchor Investors have sold or redeemed all of their Public Shares; as a result, and in accordance with the terms of the Subscription Agreements, the Anchor Investors will be allocated from the Sponsor up to approximately 161,000 Founder Shares for a purchase price of $0.003 per share and at an aggregate approximate purchase price of $483 upon the Closing.

•
We pay our Sponsor $10,000 per month for office space, secretarial and administrative services provided to members of our management team. Such arrangement will terminate upon the consummation of the Business Combination.

•
Our Sponsor will indemnify us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business, with which we have discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.00 per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes. If DHHC consummates the Business Combination, on the other hand, DHHC will be liable for all such claims.

•
DHHC’s directors and officers, and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on DHHC’s behalf, such as identifying and investigating possible business targets and business combinations. However, if DHHC fails to consummate a business combination within the Combination Window, they will not have any claim against the Trust Account for reimbursement. Accordingly, DHHC may not be able to reimburse these expenses if the Business Combination or another business combination is not consummated within the Combination Window.

•
Our Sponsor has also agreed, subject to certain exceptions, not to transfer 1,886,378 Founder Shares held by it until such securities are released under the Sponsor Agreement. Pursuant to the Sponsor Agreement, (i) 37.5% of such Founder Shares will vest upon the Post-Combination Company achieving $12.50 as its volume weighted average price per share for any 20 trading days within a 30 consecutive trading day period, (ii) 37.5% of such Founder Shares will be released upon the Post-Combination Company achieving $15.00 as its volume weighted average price per share for any 20 trading days within a 30 consecutive trading day period, and (iii) 25% of such Founder Shares will be released upon the Post-Combination Company achieving $17.50 as its volume weighted average price per share for any 20 trading days within a 30 consecutive trading day period, in each case, during the Sponsor Earn Out Period. Any such Founder Shares not released prior to the fifth anniversary of the Closing will be deemed to be forfeited.

•
The Sponsor and DHHC’s directors and officers have agreed to waive their redemption rights with respect to the Founder Shares and any Public Shares held by them in connection with the completion of the Business Combination.

•
The Sponsor and DHHC’s directors and officers have agreed to waive their rights to liquidating distributions from the Trust Account with respect to the Founder Shares held by them if DHHC fails to complete the Business Combination during the Combination Window. See “Information about DHHC — Redemption of Public Shares and Liquidation if no Business Combination” on page 120 of this proxy statement/prospectus.

•
David T. Hamamoto is expected to continue to serve as a Director of the Post-Combination Company and will receive compensation for such service following the Business Combination.

•
Keith Feldman is expected to continue to serve as the chief financial officer of the Post-Combination Company, and will receive compensation for such service following the Business Combination.

•
Michael Bayles is expected to continue to serve as a Director of the Post-Combination Company, and will receive compensation for such service following the Business Combination.

•
The A&R Registration Rights Agreement will be entered into by, among others, the Sponsor and the directors and officers of DHHC.

•
The officers and directors of DHHC may not work full-time at DHHC, may work for both the Sponsor and DHHC, and/or may have fiduciary duties and responsibilities at other companies, which may impact such officers’ or directors’ ability to devote adequate time and attention to the activities of DHHC and may influence their decision to proceed with the Business Combination. See “Management of DHHC” for more information.

•
Subject to certain limited exceptions, the Private Placement Warrants will not be transferable, assignable or salable until 30 days following the completion of the Business Combination.

•
The continued indemnification of current directors and officers and the continuation of directors’ and officers’ liability insurance.

Our Sponsor and DHHC’s directors and officers may be incentivized by any one or a combination of the above factors to complete the Business Combination with GSH rather than liquidate, even if (i) GSH is a less favorable target company as compared to other potential target companies or (ii) the terms of the Business Combination are less favorable to stockholders than the liquidation of the Trust Account. See “Risk Factors — Risks Related to the Business Combination — DHHC directors and officers may have interests in the Business Combination different from the interests of DHHC stockholders” on page 58 of this proxy statement/prospectus.
The DHHC Board was aware of and considered these interests to the extent such interests existed at the time, among other matters, in approving the Business Combination Agreement and in recommending that the Business Combination be approved by the stockholders of DHHC. See “The Business Combination — Interests of DHHC’s Directors and Officers in the Business Combination” beginning on page 226 of this proxy statement/prospectus.
Q:
WHAT DO I NEED TO DO NOW?

A:
DHHC urges you to read carefully and consider the information contained in this proxy statement/prospectus, including the Annexes attached hereto and the other documents referred to herein, and to consider how the Business Combination will affect you as a stockholder and/or warrant holder of DHHC. Stockholders should consult, and rely solely upon, their respective legal, tax and/or financial advisor for assistance on how the Business Combination may affect their individual situation. Stockholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q:
WHAT HAPPENS IF I SELL MY DHHC CLASS A COMMON SHARES BEFORE THE SPECIAL MEETING?

A:
The DHHC Record Date is earlier than the date that the Business Combination is expected to be completed. If you transfer your DHHC Class A Common Shares after the DHHC Record Date, but before the Special Meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the Special Meeting. However, you will not be able to seek redemption of your DHHC Class A Common Shares because you will no longer be able to tender them prior to the Special Meeting in accordance with the provisions described herein. If you transferred your DHHC Class A Common Shares prior to the DHHC Record Date, you have no right to vote those shares at the Special Meeting or redeem those shares for a pro rata portion of the proceeds held in the Trust Account.
Q:
HOW DO I VOTE?

A:
If you are a holder of record of DHHC Common Shares on the DHHC Record Date, you may vote in person (which would include presence at a virtual meeting) at the Special Meeting or by submitting a proxy for the Special Meeting. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the meeting and vote in person (which would include presence at a virtual meeting), obtain a proxy from your broker, bank or nominee.

Q:
IF MY SHARES ARE HELD IN “STREET NAME” BY A BROKER, BANK OR OTHER NOMINEE, WILL MY BROKER, BANK OR OTHER NOMINEE VOTE MY SHARES FOR ME?

A:
If your shares are held in “street name” in a stock brokerage account or by a broker, bank or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your broker, bank or other nominee. Please note that you may not vote shares held in “street name” by returning a proxy card directly to DHHC or by voting in person (which would include presence at a virtual meeting) at the Special Meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee.

Under the rules of the Nasdaq, brokers who hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not permitted to exercise their voting discretion with respect to the approval of matters that the Nasdaq determines to be “non-routine” without specific instructions from the beneficial owner. It is expected that all proposals to be voted on at the Special Meeting are “non-routine” matters. Broker non-votes occur when a broker or nominee is not instructed by the beneficial owner of shares to vote on a particular proposal for which the broker does not have discretionary voting power.
If you are a DHHC stockholder holding your shares in “street name” and you do not instruct your broker, bank or other nominee on how to vote your shares, your broker, bank or other nominee will not vote your shares on the Business Combination Proposal, the Charter Approval Proposal, the Governance Proposals, the Director Election Proposal, the Nasdaq Proposal, the Incentive Plan Proposal or the Adjournment Proposal. Such broker non-votes will be the equivalent of a vote “AGAINST” the Charter Approval Proposal, but will have no effect on the vote count for such other proposals.
Q:
WHAT IF I ATTEND THE SPECIAL MEETING AND ABSTAIN OR DO NOT VOTE?

A:
For purposes of the Special Meeting, an abstention occurs when a stockholder attends the meeting in person (which would include presence at a virtual meeting) and does not vote or returns a proxy with an “abstain” vote.

If you are a DHHC stockholder that attends the Special Meeting virtually and fails to vote on the Charter Approval Proposal, your failure to vote will have the same effect as a vote “AGAINST” such proposal.
If you are a DHHC stockholder that attends the Special Meeting virtually and fails to vote on the Business Combination Proposal, the Governance Proposals, the Director Election Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the Adjournment Proposal, your failure to vote will have no effect on the Business Combination Proposal, the Governance Proposals, the Director Election Proposal, the Nasdaq Proposal, the Incentive Plan Proposal or the Adjournment Proposal, as applicable.
Q:
WHAT WILL HAPPEN IF I RETURN MY PROXY CARD WITHOUT INDICATING HOW TO VOTE?

A:
If you sign and return your proxy card without indicating how to vote on any particular proposal, the common stock represented by your proxy will be voted “FOR” each of the proposals presented at the Special Meeting.

Q:
MAY I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD?

A:
Yes. You may change your vote at any time before your proxy is exercised by doing any one of the following:

•
send another proxy card with a later date to DHHC’s transfer agent so that it is received prior to the Special Meeting;

•
send a notice of revocation to DHHC’s transfer agent; or

•
attend the Special Meeting and vote electronically by visiting and entering the control number found on your proxy card, instruction form or notice you previously received.

If you are a stockholder of record of DHHC and you choose to send a written notice or to mail a new proxy, you must submit your notice of revocation or your new proxy to Morrow Sodali LLC at the address listed below, and it must be received at any time before the vote is taken at the DHHC Special Meeting. Simply attending the Special Meeting will not revoke your proxy. If you have instructed a broker, bank or other nominee to vote your DHHC Common Shares, you must follow the directions you receive from your broker, bank or other nominee in order to change or revoke your vote.
Q:
WHAT HAPPENS IF I FAIL TO TAKE ANY ACTION WITH RESPECT TO THE SPECIAL MEETING?

A:
If you fail to take any action with respect to the Special Meeting and the Business Combination is approved by stockholders and consummated, you will become a stockholder of the Post-Combination Company. Failure to take any action with respect to the Special Meeting will not affect your ability to exercise your redemption rights. If you fail to take any action with respect to the Special Meeting and the Business Combination is not approved, you will continue to be a stockholder and/or warrant holder of DHHC while DHHC searches for another target business with which to complete a business combination. If the Business Combination does not happen within the Combination Window, you will be entitled to entitled to exercise your redemption rights.

Q:
WHAT SHOULD I DO IF I RECEIVE MORE THAN ONE SET OF VOTING MATERIALS?

A:
Stockholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your DHHC Common Shares.

Q:
WHO CAN HELP ANSWER MY QUESTIONS?

A:
If you have questions about the Business Combination or if you need additional copies of the proxy statement/prospectus or the enclosed proxy card you should contact:

Morrow Sodali LLC
333 Ludlow Street, 5th Floor
Stamford, Connecticut 06902
Individuals call toll-free (800) 662-5200
Banks and brokers call (203) 658-9400
Email: DHHC.info@investor.morrowsodali.com

You may also obtain additional information about DHHC from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.” If you are a holder of Public Shares and you intend to seek redemption of your Public Shares, you will need to deliver your stock (either physically or electronically) to DHHC’s transfer agent at the address below prior to the vote at the Special Meeting. If you have questions regarding the certification of your position or delivery of your stock, please contact:
American Stock Transfer & Trust Company
6201 15th Avenue
Brooklyn, New York 11210
Attn: Relationship Management
Email: HelpAST@equiniti.com

SUMMARY
This summary highlights selected information included in this proxy statement/prospectus and does not contain all of the information that may be important to you. You should read this entire document and its annexes and the other documents to which we refer before you decide how to vote. Each item in this summary includes a page reference directing you to a more complete description of that item.
Background of the Business Combination (page 207)
For a discussion about the background of the Business Combination, please see “The Business Combination —
Background of the Business Combination.”
The Business Combination Agreement and the Business Combination (pages 234 and 205)
The terms and conditions of the Business Combination are contained in the Business Combination Agreement, which is attached as Annex A to this proxy statement/prospectus. We encourage you to read the Business Combination Agreement carefully, as it is the legal document that governs the Business Combination.
If the Business Combination Agreement is approved and adopted and the Business Combination is subsequently completed, Merger Sub will merge with and into GSH with GSH surviving the Business Combination as a wholly-owned subsidiary of DHHC.
Pre-Closing Recapitalization (page 234)
Prior to the Effective Time, in order to facilitate the consummation of the transactions contemplated by the Business Combination Agreement (the “Transactions”), GSH will effect the Pre-Closing Recapitalization. See “The Business Combination Agreement — Pre-Closing Recapitalization.”
Merger Consideration (page 234)
In connection with the Business Combination, (i) holders of GSH Common Shares will receive aggregate upfront consideration based on an equity value for GSH of $500 million, subject to customary cash and debt adjustments as described in the Business Combination Agreement (the “Closing Consideration”), and, assuming a downward adjustment for GSH’s closing cash and closing indebtedness of $93 million at the Closing, the aggregate upfront consideration payable will be approximately $407 million payable in (1) 378,817 UHG Class A Common Shares, at a price of $10.00 per share, in respect of GSH Class A Common Shares, (2) 37,502,833 UHG Class B Common Shares, at a price of $10.00 per share, in respect of GSH Class B Common Shares, (3) 924,268 UHG Class A Common Shares underlying the Rollover Options and (4) 1,894,082 UHG Class A Common Shares underlying the Assumed Warrants and (ii) holders of GSH Common Shares, GSH Options and GSH Warrants will receive up to an additional $200 million in earnout consideration in the form of the contingent right to receive up to 20,000,000 Earn Out Shares (see “The Business Combination Agreement — Merger Consideration — Earn Out Consideration”). The Earn Out Shares are payable in three tranches of 7,500,000, 7,500,000 and 5,000,000 UHG Class A Common Shares or UHG Class B Common Shares, as applicable, with each tranche tied to a separate earn out milestone. The Earn Out Shares will be allocated pro rata to holders of GSH Common Shares, GSH Options and GSH Warrants immediately prior to the consummation of the Business Combination as set forth in the Consideration Schedule (see “The Business Combination Agreement — Merger Consideration — Consideration Allocation”), which shall be delivered by GSH to DHHC at least two business days prior to the Closing. The following table sets forth an estimate (assuming the upfront consideration payable to GSH common equityholders is $407 million following a downward adjustment for GSH’s estimated closing cash and closing indebtedness of $93 million at the Closing) of (x) the Per Share Upfront Consideration expected to be allocated to holders of GSH Common Shares at Closing and (y) the allocation of the Earn Out Shares among the holders of GSH Common Shares, GSH Options and GSH Warrants, each based on the assumption that, after the execution of the Business Combination Agreement, GSH will not have issued any additional equity (including pursuant to the exercise of options, warrants or other securities exchangeable or exercisable for equity of GSH).

	Per Share Upfront Consideration	Earn Out Shares
Holders of GSH Class A Common Shares	378,817	186,151
Holders of GSH Class B Common Shares	37,502,833	18,428,911
Holders of GSH Options	924,268	454,185
Holders of GSH Warrants	1,894,082	930,753
TOTAL	40,700,000	20,000,000
Under the terms of the Business Combination Agreement, at the Effective Time:
(i)
Each GSH Class A Common Share and each GSH Class B Common Share issued and outstanding as of immediately prior to the Effective Time (excluding shares owned by GSH as treasury stock or dissenting shares) will be cancelled and converted into (x) the right to receive the Per Share Upfront Consideration and (y) the contingent right to receive Earn Out Shares as set forth in the Consideration Schedule. The “Per Share Upfront Consideration” is the right to receive such number of UHG Class B Common Shares (in respect of GSH Class B Common Shares issued and outstanding immediately prior to the Effective Time, but after the Pre-Closing Recapitalization) or UHG Class A Common Shares (in respect of GSH Class A Common Shares issued and outstanding immediately prior to the Effective Time, but after the Pre-Closing Recapitalization), equal to the Exchange Ratio. The “Exchange Ratio” is equal to the Closing Consideration divided by $10.00 divided by the total number of GSH Common Shares outstanding immediately prior to the Effective Time (and after the Pre-Closing Recapitalization), expressed on an as-exercised and as-converted to GSH Common Shares basis (including any GSH Common Shares underlying GSH Options (on a net exercise basis) or GSH Warrants) (collectively, “GSH Outstanding Shares”).

(ii)
Each GSH Option outstanding and unexercised as of immediately prior to the Effective Time will be cancelled in exchange for an option to purchase a number of UHG Class A Common Shares (“Rollover Options”) equal to (x) the number of GSH Common Shares subject to such GSH Options immediately prior to the Effective Time multiplied by (y) the Exchange Ratio, at an exercise price per share equal to (A) the exercise price per GSH Common Share of such GSH Option immediately prior to the Effective Time divided by (B) the Exchange Ratio, which amounts will be set forth in the Consideration Schedule. Subject to certain exceptions, each Rollover Option will be subject to the same terms and conditions as were applicable to the GSH Option immediately prior to the Effective Time. Based upon the number of GSH Options outstanding and unexercised as of September 30, 2022, it is anticipated that 924,268 Rollover Options will be issued at the Effective Time with an exercise price ranging between $1.86 and $2.77. Each outstanding GSH Option vests in four equal installments commencing upon the first anniversary of the date of grant, subject to the optionholder’s continued service to GSH as of each such date.

(iii)
Each GSH Warrant outstanding and unexercised as of immediately prior to the Effective Time will be converted into a warrant to acquire a number of UHG Class A Common Shares (“Assumed Warrants”) equal to (x) the number of GSH Common Shares subject to such GSH Warrants immediately prior to the Effective Time multiplied by (y) the Exchange Ratio, at a strike price per share equal to (A) the strike price per GSH Common Share of such GSH Warrant immediately prior to the Effective Time divided by (B) the Exchange Ratio, which amounts will be set forth in the Consideration Schedule. Subject to certain exceptions, each Assumed Warrant will be subject to the same terms and conditions as were applicable to the GSH Warrant immediately prior to the Effective Time. Based on the number of GSH Warrants outstanding and unexercised as of September 30, 2022, it is anticipated that 1,894,082 Assumed Warrants will be outstanding at the Effective Time with a strike price ranging between $2.68 and $3.99. Each outstanding GSH Warrant may be exercised for a period of 10 years commencing on July 1, 2022.

Upon the consummation of the Business Combination, the number of UHG Common Shares to be issued to GSH stockholders in respect of their GSH Common Shares, without taking into account the number of UHG Class A Common Shares that will underlie the Rollover Options and Assumed Warrants issued to holders of GSH Options and GSH Warrants that are outstanding as of immediately prior to the Effective

Time, is 37,881,650 (assuming the aggregate upfront consideration payable to GSH common equityholders is $407 million following a downward adjustment for GSH’s estimated closing cash and closing indebtedness of $93 million at the Closing).
Assuming that (a) no holders of DHHC Class A Common Shares elect to have their Public Shares redeemed, (b) there are no other issuances of equity interests of DHHC prior to the Effective Time, (c) no Earn Out Shares are issued prior to the Effective Time and (d) the aggregate upfront consideration payable to GSH common equityholders is $407 million following a downward adjustment for GSH’s estimated closing cash and closing indebtedness of $93 million at the Closing, (i) the total number of UHG Common Shares to be issued to GSH equityholders at the Effective Time is expected to be 37,881,650, and GSH equityholders as of immediately prior to the Effective Time will hold, in the aggregate, on an undiluted basis, approximately 81.5% of the issued and outstanding UHG Common Shares immediately following the Effective Time and be entitled to cast approximately 89.8% of the votes entitled to be cast by all holders of the UHG Common Shares, of which (x) holders of UHG Class A Common Shares will own 19.3% of the UHG Common Shares and be entitled to cast approximately 10.7% of the votes entitled to be cast by all holders of the UHG Common Shares and (y) holders of UHG Class B Common Shares will own 80.7% of the UHG Common Shares and be entitled to cast approximately 89.3% of the votes entitled to be cast by all holders of the UHG Common Shares and (ii) DHHC stockholders as of immediately prior to the Effective Time will hold, in the aggregate, approximately 18.5% of the issued and outstanding UHG Common Shares immediately following the Effective Time and be entitled to cast approximately 10.2% of the votes entitled to be cast by all holders of the UHG Common Shares.
Earn Out Consideration.
Subject to certain exceptions, during the period between the date that is 90 days following the Closing and the fifth anniversary of the Closing (the “Earn Out Period”), Post-Combination Company will issue to holders of GSH Common Shares, GSH Options and GSH Warrants as of immediately prior to the Effective Time up to 20,000,000 additional UHG Class A Common Shares and UHG Class B Common Shares in the aggregate (the “Earn Out Shares”) in three tranches of 7,500,000, 7,500,000 and 5,000,000 Earn Out Shares, respectively, upon the occurrence of Triggering Event I, Triggering Event II and Triggering Event III, respectively.
“Triggering Event I” will be considered achieved when the volume weighted average price of DHHC Class A Common Shares on Nasdaq is greater than or equal to $12.50 for any 20 trading days within a 30-trading day period. “Triggering Event II” will be considered achieved when the volume weighted average price of DHHC Class A Common Shares on Nasdaq is greater than or equal to $15.00 for any 20 trading days within a 30-trading day period. “Triggering Event III” will be considered achieved when the volume weighted average price of DHHC Class A Common Shares on Nasdaq is greater than or equal to $17.50 for any 20 trading days within a 30-trading day period.
In the event that, during the Earn Out Period, the Post-Combination Company completes a transaction involving (i) the acquisition of the Post-Combination Company or another person, (ii) the acquisition of all or a material portion of the assets, business or equity securities of the Post-Combination Company or another person or (iii) an equity or similar investment in the Post-Combination Company or another person, in each case, resulting in the Post-Combination Company’s stockholders immediately prior to such transaction holding, in the aggregate, less than 50% of the voting shares of the Post-Combination Company (or successor or parent company thereof), any then-unvested Earn Out Shares will become vested.
Fractional Shares.
No fractional UHG Class A Common Shares or UHG Class B Common Shares will be issued by virtue of the Business Combination or the Transactions. Each person who would otherwise be entitled to a fraction of a UHG Class A Common Share or UHG Class B Common Share (after aggregating all fractional UHG Class A Common Shares or UHG Class B Common Shares that otherwise would be received by such holder), as applicable, will instead have the number of UHG Class A Common Shares or UHG Class B Common Shares issued to such person rounded down in the aggregate to the nearest whole UHG Class A Common Share or UHG Class B Common Share, and will be entitled to receive cash, without interest, rounded to the nearest cent, equal to the product of (a) the amount of the fractional share interest in a UHG Class A

Common Share or UHG Class B Common Share, as applicable, to which such holder otherwise would have been entitled multiplied by (b) $10.00.
Ownership of the Post-Combination Company
As of the date of this proxy statement/prospectus, there are 13,066,032 DHHC Common Shares issued and outstanding, including 4,441,032 DHHC Class A Common Shares and 8,625,000 DHHC Class B Common Shares, which will automatically convert into 4,160,931 UHG Class A Common Shares and 1,886,378 Sponsor Earnout Shares upon the consummation of the Business Combination (after giving effect to the forfeiture of 2,577,691 Founder Shares). Additionally, upon the Closing, approximately up to 85,960 Sponsor Earnout Shares and 242,294 Founder Shares may be allocated to third parties.
As of the date of this proxy statement/prospectus, there are an aggregate of 14,558,333 DHHC Warrants outstanding, consisting of 8,625,000 Public Warrants and 5,933,333 Private Placement Warrants. Each DHHC Warrant entitles the holder thereof to purchase one DHHC Class A Common Share at a price of $11.50 per share. Therefore, as of the date of this proxy statement/prospectus (without giving effect to the Business Combination and assuming no redemptions), assuming that (i) each DHHC Class B Common Share is converted into UHG Class A Common Share and (ii) each outstanding DHHC Warrant is exercised and Class A Common Share is issued as a result of such exercise, the DHHC fully-diluted share capital would consist of 57,683,333 DHHC Class A Common Shares.
As of immediately following the Closing, (i) assuming no Public Shares are redeemed, (ii) assuming there are no other issuances of equity interests of DHHC prior to the Effective Time, (iii) without taking into account the Earn Out Shares and Sponsor Earnout Shares, and (iv) without taking into account DHHC Warrants, Rollover Options, or Assumed Warrants, the expected beneficial ownership of the Post-Combination Company will be as follows:

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Current Public Stockholders will own 4,441,032 UHG Class A Common Shares, representing approximately 9.6% of the total UHG Common Shares outstanding;

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The Sponsor will own 4,160,931 UHG Class A Common Shares, representing approximately 9.0% of the total UHG Common Shares outstanding (without taking into account up to an aggregate of approximately 161,000 UHG Class A Common Shares converted from Founder Shares to be transferred from the Sponsor to the Anchor Investors following the Closing);

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Current GSH stockholders other than the Majority Stockholders will own 378,817 UHG Class A Common Shares, representing approximately 0.8% of the total UHG Common Shares outstanding; and

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The Majority Stockholders will own 37,502,833 UHG Class B Common Shares, representing approximately 80.6% of the total UHG Common Shares outstanding.

As of immediately following the Closing, (i) assuming 1,941,032 Public Shares (approximately 44%) are redeemed, (ii) assuming there are no other issuances of equity interests of DHHC, (iii) without taking into account the Earn Out Shares, and (iv) without taking into account DHHC Warrants, Rollover Options, or Assumed Warrants, the expected beneficial ownership of the Post-Combination Company will be as follows:

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Current Public Stockholders will own 2,500,000 UHG Class A Common Shares, representing approximately 5.7% of the total UHG Common Shares outstanding;

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The Sponsor will own 3,417,123 UHG Class A Common Shares, representing approximately 7.8% of the total UHG Common Shares outstanding (without taking into account up to an aggregate of approximately 161,000 UHG Class A Common Shares converted from Founder Shares to be transferred from the Sponsor to the Anchor Investors following the Closing);

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Current GSH stockholders other than the Majority Stockholders will own 378,817 UHG Class A Common Shares, representing approximately 0.9% of the total UHG Common Shares outstanding; and

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The Majority Stockholders will own 37,502,833 UHG Class B Common Shares, representing approximately 85.6% of the total UHG Common Shares outstanding.

With respect to the total potential ownership interest in the Post-Combination Company of the Sponsor and its affiliates, David T. Hamamoto and Antara Capital, assuming that (i) no Public Shares are redeemed, (ii) there are no other issuances of equity interests of DHHC prior to the Effective Time, (iii) all of the Sponsor Earnout Shares have vested, (iv) the 2.5 million Class A Common Shares purchased by Mr. Hamamoto and Antara Capital are not redeemed pursuant to the terms of the Financing Commitment Letter and (v) the Sponsor has not distributed to its members any of its interests in the Post-Combination Company, the total potential ownership interest of the Sponsor and its affiliates will be 10,829,798 UHG Class A Common Shares, representing approximately 11.8% of the total fully diluted UHG Common Shares outstanding (assuming full vesting of all Earn Out Shares, Sponsor Earnout Shares, DHHC Warrants, Rollover Options, Assumed Warrants and the shares covered by the 2023 Plan).
With respect to the total potential ownership interest in the Post-Combination Company of the Sponsor and its affiliates, David T. Hamamoto and Antara Capital, assuming (i) 1,941,032 Public Shares are redeemed, (ii) there are no other issuances of equity interests of DHHC prior to the Effective Time, (iii) all of the Sponsor Earnout Shares have vested, and (iv) Sponsor has not distributed to its member any of its interests in the Post-Combination Company, the total potential ownership interest will be 10,829,798 UHG Class A Common Shares, representing approximately 12.1% of the total fully diluted UHG Common Shares outstanding (assuming full vesting of all Earn Out Shares, Sponsor Earnout Shares, DHHC Warrants, Rollover Options, Assumed Warrants and the shares covered by the 2023 Plan).
As described elsewhere in this proxy statement/prospectus, each UHG Class A Common Share has one vote per share, and each UHG Class B Common Share has two votes per share. Therefore, the ownership percentages described above are not necessarily indicative of the voting rights represented by such ownership. Please see the sections entitled “Description of Capital Stock of the Post-Combination Company” and “Unaudited Pro Forma Condensed Combined Financial Information” for further information.
Recommendation of the DHHC Board of Directors (page 217)
The DHHC Board has unanimously determined that the Business Combination, on the terms and conditions set forth in the Business Combination Agreement, is advisable and in the best interests of DHHC and its stockholders and has directed that the Proposals set forth in this proxy statement/prospectus be submitted to its stockholders for approval at the Special Meeting on the date and at the time and place set forth in this proxy statement/prospectus. The DHHC Board unanimously recommends that DHHC’s stockholders vote “FOR” the Business Combination Proposal, “FOR” the Charter Approval Proposal, “FOR” the Governance Proposals, “FOR” the Director Election Proposal, “FOR” the Nasdaq Proposal, “FOR” the Incentive Plan Proposal and “FOR” the Adjournment Proposal, if presented. See “The Business Combination — Recommendation of the DHHC Board of Directors and Reasons for the Business Combination” beginning on page 217.
The DHHC Board believes that the Transactions are fair to unaffiliated security holders. The DHHC Board did not receive a report, opinion or appraisal from an outside party regarding the fairness of the Transactions.
DHHC’s Special Meeting of Stockholders (page 86)
The Special Meeting will be held on           , 2023, at      a.m., prevailing Eastern Time, in virtual format via live webcast at           . At the Special Meeting, DHHC stockholders will be asked to vote on the Business Combination Proposal, the Charter Approval Proposal, the Governance Proposals, the Director Election Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and if necessary, the Adjournment Proposal to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Charter Approval Proposal, the Director Election Proposal, the Nasdaq Proposal and the Incentive Plan Proposal.
Stockholders will be entitled to vote or direct votes to be cast at the Special Meeting if they owned DHHC Common Shares at the close of business on January 26, 2023, which is the record date for the Special Meeting. Stockholders are entitled to one vote for each DHHC Common Share owned at the close of business on the DHHC Record Date. If stockholders’ shares are held in “street name” or are in a margin or similar account, stockholders should contact their broker, bank or other nominee to ensure that votes related to the shares they beneficially own are properly counted. On the DHHC Record Date, there were 13,066,032 DHHC Common Shares outstanding, of which 4,441,032 were Public Shares and 8,625,000 were Founder Shares.
A quorum of DHHC stockholders is necessary to hold a valid meeting. A quorum will be present at the Special Meeting if a majority of the voting power of all outstanding shares of capital stock of DHHC entitled to vote at the Special Meeting as of the DHHC Record Date is represented in person (which would include presence at a virtual meeting) or by proxy. Abstentions and broker non-votes will be counted as present for the purpose of determining a quorum. The Initial Stockholders, who currently own 20% of the issued and outstanding DHHC Common Shares, will count towards this quorum. As of the DHHC Record Date, 2,220,516 DHHC Class A Common Shares and 4,312,501 DHHC Class B Common Shares would be required to achieve a quorum.
DHHC has entered an agreement with the Sponsor and DHHC’s directors and officers, pursuant to which each agreed to vote any DHHC Common Shares owned by them in favor of each of the Proposals presented at the Special Meeting. The Proposals presented at the Special Meeting will require the following votes:
The approval of each of the Business Combination Proposal, the Governance Proposals, the Nasdaq Proposal, the Incentive Plan Proposal and the Adjournment Proposal, if presented, requires the affirmative vote (in person or by proxy) of the holders of a majority of the DHHC Class A Common Shares and DHHC Class B Common Shares entitled to vote and actually cast thereon at the Special Meeting, voting together as a single class. Accordingly, a stockholder’s failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, as well as an abstention from voting and a broker non-vote with regard to each of the Business Combination Proposal, the Governance Proposals, the Nasdaq Proposal, the Incentive Plan Proposal, or the Adjournment Proposal, if presented, will have no effect on the Business Combination Proposal, the Governance Proposals, the Nasdaq Proposal, the Incentive Plan Proposal, or the Adjournment Proposal.
The Sponsor owns 8,625,000 Founder Shares, which is 66% of the issued and outstanding DHHC Common Shares, with respect to which David T. Hamamoto, DHHC’s Chairman and Co-Chief Executive Officer, has voting and investment discretion. The Sponsor and David T. Hamamoto have agreed to vote all Founder Shares and any public shares purchased during or after the Initial Public Offering in favor of each of the Business Combination Proposal, the Governance Proposals, the Nasdaq Proposal, the Incentive Plan Proposal, and the Adjournment Proposal, if presented. Assuming none of the Sponsor or DHHC’s directors and officers or other affiliates holds any DHHC Class A Common Shares on the DHHC Record Date, we will not need any DHHC Class A Common Shares to be voted in favor of the Business Combination Proposal, the Governance Proposals, the Nasdaq Proposal, the Incentive Plan Proposal, and the Adjournment Proposal, if presented (assuming all outstanding shares are voted).
The approval of the Charter Approval Proposal requires the affirmative vote (in person or by proxy) of (i) the holders of a majority of the Founder Shares then outstanding and entitled to vote thereon, voting separately as a single class, (ii) the holders of a majority of the DHHC Class A Common Shares then outstanding and entitled to vote thereon, voting separately as a single class and (iii) the holders of a majority of the DHHC Class A Common Shares and DHHC Class B Common Shares then outstanding and entitled to vote thereon, voting together as a single class. Accordingly, a stockholder’s failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, as well as an abstention from voting and a broker non-vote with regard to the Charter Approval Proposal, will have the same effect as a vote “AGAINST” such proposal.
The Sponsor owns 8,625,000 Founder Shares, which is 100% of the issued and outstanding DHHC Class B Common Shares, with respect to which David T. Hamamoto, DHHC’s Chairman and Co-Chief Executive Officer, has voting and investment discretion. The Sponsor and David T. Hamamoto have agreed to vote all Founder Shares and any public shares purchased during or after the Initial Public Offering in favor of the Charter Approval Proposal. Assuming none of the Sponsor or DHHC’s directors and officers or other affiliates holds any DHHC Class A Common Shares on the DHHC Record Date, we will need 2,220,516, or 50% of the 4,441,032 DHHC Class A Common Shares to be voted in favor of the Charter Approval Proposal (assuming all outstanding shares are voted).

Directors are elected by a plurality of all of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. This means that the 10 director nominees who receive the most affirmative votes will be elected. Stockholders may not cumulate their votes with respect to the election of directors. Accordingly, a stockholder’s failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, as well as an abstention from voting and a broker non-vote with regard to election of directors, will have no effect on the election of directors.
Consummation of the Business Combination is conditioned on the approval of the Business Combination Proposal, the Charter Approval Proposal, the Director Election Proposal, the Nasdaq Proposal and the Incentive Plan Proposal at the Special Meeting, subject to the terms of the Business Combination Agreement. If the Business Combination Proposal is not approved, the other proposals (except the Adjournment Proposal) will not be presented to the stockholders for a vote.
DHHC’s Sponsor, Directors and Executive Officers Have Financial Interests in the Business Combination (page 226 and page 118)
DHHC’s Sponsor, certain of DHHC’s executive officers and certain non-employee directors may have interests in the Business Combination that may be different from, or in addition to, the interests of DHHC stockholders generally. For example, as described below, the Sponsor and its affiliates, on the one hand, and the Company’s officers and directors, on the other hand, have at risk significant monetary interests that depend on the completion of the Business Combination or another business combination within the Combination Window. For the Sponsor and its affiliates, aggregate value at risk could be as much as approximately $67.3 million (based upon the closing price of $10.15 per DHHC Class A Common Share and $0.22 per Public Warrant on the Nasdaq on January 26, 2023, the most recent practicable date prior to the date of this proxy statement/prospectus, and after giving effect to the forfeiture of 2,577,691 Founder Shares and 2,492,000 Private Placement Warrants and assuming that no UHG Class A Common Shares or Sponsor Earnout Shares are allocated to the Anchor Investors and all Earn Out Shares are released upon the achievement of certain performance-based milestones under the Sponsor Agreement). For Judith A. Hannaway, Jonathan Langer, Charles Schoenherr and Keith Feldman (who are the Company’s officers and directors who are not affiliates of the Sponsor), aggregate value at risk could be as much as approximately $3.2 million (based upon the closing price of $10.15 per DHHC Class A Common Share and $0.22 per Public Warrant on the Nasdaq on January 26, 2023, the most recent practicable date prior to the date of this proxy statement/prospectus). The interests of the Sponsor and DHHC’s directors and officers include, among other things:

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If the Business Combination with GSH or another business combination is not consummated within the Combination Window, DHHC will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Public Shares for cash and, subject to the approval of its remaining stockholders and the DHHC Board, dissolving and liquidating. In such event, the 8,625,000 Founder Shares held by the Sponsor, with respect to which David T. Hamamoto, DHHC’s Chairman and Co-Chief Executive Officer, has voting and investment discretion, which were acquired by the Sponsor for an aggregate purchase price of $25,000 prior to the Initial Public Offering, would be worthless because DHHC’s Initial Stockholders are not entitled to participate in any redemption or distribution with respect to such shares. The 8,625,000 Founder Shares held by the Sponsor had an aggregate approximate market value of $87.5 million based upon the closing price of $10.15 per DHHC Class A Common Share on the Nasdaq on January 26, 2023, the most recent practicable date prior to the date of this proxy statement/prospectus. Given the differential in the purchase price that the Sponsor paid for the Founder Shares as compared to the price of the units sold in the Initial Public Offering and the substantial number of shares of UHG Class A Common Shares that our Sponsor will receive upon conversion of the Founder Shares in connection with the Business Combination, our Sponsor may earn a positive rate of return on their investment even if the common stock of the Post-Combination Company trades below the price initially paid for the units in the Initial Public Offering and the Public Stockholders experience a negative rate of return following the completion of the Business Combination. The Sponsor has agreed to forfeit 2,577,691 Founder Shares upon the Closing, and not to transfer 1,886,378 Founder Shares until such Founder Shares become released upon the achievement of certain performance-based milestones under the Sponsor

Agreement. In connection with the Initial Public Offering, the Anchor Investors entered into the Subscription Agreements with us, pursuant to which the Anchor Investors would be allocated from the Sponsor up to 1,250,625 Founder Shares for a purchase price of $0.003 per share and at an aggregate purchase price of $3,625 upon the Closing. As of the date of this proxy statement/prospectus, each of the Anchor Investors have sold or redeemed all of their Public Shares; as a result, and in accordance with the terms of the Subscription Agreements, the Anchor Investors will be allocated from the Sponsor up to approximately 161,000 Founder Shares for a purchase price of $0.003 per share and at an aggregate approximate purchase price of $483 upon the Closing. Approximately 161,000 UHG Class A Common Shares and 49,000 Sponsor Earnout Shares may be allocated to the Anchor Investors upon the Closing, pursuant to the Subscription Agreements entered with the Anchor Investors.

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The Sponsor and Anchor Investors purchased 4,983,999 and 949,334 Private Placement Warrants, respectively, from DHHC for an aggregate purchase price of $8,900,000 (or $1.50 per warrant). These purchases took place in a private placement simultaneously with the consummation of the Initial Public Offering. A portion of the proceeds DHHC received from these purchases were placed in the Trust Account. The Sponsor’s Private Placement Warrants had an approximate market value of $1.1 million, and the Anchor Investors’ Private Placement Warrants had an approximate market value of $208,900, based upon the closing price of $0.22 per Public Warrant on the Nasdaq on January 26, 2023, the most recent practicable date prior to the date of this proxy statement/prospectus. The Private Placement Warrants would become worthless if DHHC does not consummate a business combination within the Combination Window. The Sponsor and Anchor Investors have agreed to forfeit 50% of the Private Placement Warrants held by them upon the Closing.

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The fact that Judith A. Hannaway, Jonathan Langer and Charles Schoenherr, directors of DHHC, and Keith Feldman, the Chief Financial Officer of DHHC, will be entitled to receive, upon completion of the Business Combination, 27,121, 27,121, 27,121 and 235,118 Founder Shares, respectively, from our Sponsor, which would be valued in the aggregate at approximately $3.2 million based on the closing price of $10.15 per DHHC Class A Common Share on the Nasdaq on January 26, 2023, and Keith Feldman will also be entitled to receive, upon completion of the Business Combination, 149,520 Private Placement Warrants from our Sponsor. The Private Placement Warrants had an aggregate approximate market value of $32,900 based upon the closing price of $0.22 per Public Warrant on the Nasdaq on January 26, 2023, the most recent practicable date prior to the date of this proxy statement/prospectus. The Founder Shares and Private Placement Warrants would become worthless if DHHC does not consummate a business combination within the Combination Window.

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On October 18, 2022, the Company executed (i) a promissory note in the principal amount of up to $200,000, bearing interest of 10%, payable to David T. Hamamoto, in his personal capacity, and (ii) a promissory note in the principal amount of up to $200,000, bearing interest of 10%, payable to Antara Capital Total Return SPAC Master Fund LP, a Cayman Islands exempted limited partnership. These promissory notes do not have any claim on the proceeds held in the Trust Account unless such proceeds are released upon the Closing.

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No compensation of any kind, including finder’s and consulting fees, is paid to our Sponsor, officers and directors, or any of their respective affiliates, for services rendered prior to or in connection with the completion of an initial business combination, except for reimbursement for out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. From the date of the Initial Public Offering until the date of the Business Combination Agreement, there have been no reimbursable out-of-pocket expenses incurred in connection with the Business Combination.

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In connection with the Initial Public Offering, the Anchor Investors have entered into the Subscription Agreements with us, pursuant to which the Anchor Investors will be allocated from the Sponsor up to 1,250,625 Founder Shares for a purchase price of $0.003 per share and at an aggregate purchase price of $3,625 upon the Closing. As of the date of this proxy statement/prospectus, each of the Anchor Investors have sold or redeemed all of their Public Shares; as a result, and in accordance with the terms of the Subscription Agreements, the Anchor Investors will be allocated from the Sponsor up to approximately 161,000 Founder Shares for a purchase price of $0.003 per share and at an aggregate approximate purchase price of $483 upon the Closing.

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We pay our Sponsor $10,000 per month for office space, secretarial and administrative services provided to members of our management team. Such arrangement will terminate upon the consummation of the Business Combination.

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Our Sponsor will indemnify us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business, with which we have discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.00 per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes. If DHHC consummates the Business Combination, on the other hand, DHHC will be liable for all such claims.

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DHHC’s directors and officers, and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on DHHC’s behalf, such as identifying and investigating possible business targets and business combinations. However, if DHHC fails to consummate a business combination within the Combination Window, they will not have any claim against the Trust Account for reimbursement. Accordingly, DHHC may not be able to reimburse these expenses if the Business Combination or another business combination is not consummated within the Combination Window.

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Our Sponsor has also agreed, subject to certain exceptions, not to transfer 1,886,378 Founder Shares held by it until such securities are released under the Sponsor Agreement. Pursuant to the Sponsor Agreement, (i) 37.5% of such Founder Shares will vest upon the Post-Combination Company achieving $12.50 as its volume weighted average price per share for any 20 trading days within a 30 consecutive trading day period, (ii) 37.5% of such Founder Shares will be released upon the Post-Combination Company achieving $15.00 as its volume weighted average price per share for any 20 trading days within a 30 consecutive trading day period, and (iii) 25% of such Founder Shares will be released upon the Post-Combination Company achieving $17.50 as its volume weighted average price per share for any 20 trading days within a 30 consecutive trading day period, in each case, during the Sponsor Earn Out Period. Any such Founder Shares not released prior to the fifth anniversary of the Closing will be deemed to be forfeited.

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The Sponsor and DHHC’s directors and officers have agreed to waive their redemption rights with respect to the Founder Shares and any Public Shares held by them in connection with the completion of the Business Combination.

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The Sponsor and DHHC’s directors and officers have agreed to waive their rights to liquidating distributions from the Trust Account with respect to the Founder Shares held by them if DHHC fails to complete the Business Combination during the Combination Window. See “Information about DHHC — Redemption of Public Shares and Liquidation if no Business Combination” on page 120 of this proxy statement/prospectus.

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David T. Hamamoto is expected to continue to serve as a Director of the Post-Combination Company and will receive compensation for such service following the Business Combination.

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Keith Feldman is expected to continue to serve as the chief financial officer of the Post-Combination Company, and will receive compensation for such service following the Business Combination.

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Michael Bayles is expected to continue to serve as a Director of the Post-Combination Company, and will receive compensation for such service following the Business Combination.

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The A&R Registration Rights Agreement will be entered into by, among others, the Sponsor and the directors and officers of DHHC.

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The officers and directors of DHHC may not work full-time at DHHC, may work for both the Sponsor and DHHC, and/or may have fiduciary duties and responsibilities at other companies, which may impact such officers’ or directors’ ability to devote adequate time and attention to the activities of DHHC and may influence their decision to proceed with the Business Combination. See “Management of DHHC” for more information.

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Subject to certain limited exceptions, the Private Placement Warrants will not be transferable, assignable or salable until 30 days following the completion of the Business Combination.

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The continued indemnification of current directors and officers and the continuation of directors’ and officers’ liability insurance.

Our Sponsor and DHHC’s directors and officers may be incentivized by any one or a combination of the above factors to complete the Business Combination with GSH rather than liquidate, even if (i) GSH is a less favorable target company as compared to other potential target companies or (ii) the terms of the Business Combination are less favorable to stockholders than the liquidation of the Trust Account.
The DHHC Board was aware of and considered these interests to the extent such interests existed at the time, among other matters, in reaching the determination to approve the terms of the Business Combination and in recommending to DHHC’s stockholders that they vote to approve the Business Combination. For a detailed discussion of the special interests that DHHC’s directors and executive officers may have in the Business Combination, please see the section entitled “The Business Combination — Interests of DHHC’s Directors and Executive Officers in the Business Combination” beginning on page 226; for a detailed discussion of the special interests that DHHC’s Sponsor may have in the Business Combination, please see the section entitled “Information About DHHC — Our Sponsor — Certain Interests of Our Sponsor” beginning on page 118.
Compensation of the Sponsor and DHHC’s Directors and Executive Officers (page 129)
No compensation of any kind, including finder’s and consulting fees, is paid to our Sponsor, officers and directors, or any of their respective affiliates, for services rendered prior to or in connection with the completion of an initial business combination, except for reimbursement for out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Please see the section entitled “Management of DHHC —
Executive Officer and Director Compensation” beginning on page 129.
GSH’s Directors and Executive Officers Have Financial Interests in the Business Combination (page 231)
Certain of GSH’s executive officers and directors may have financial interests in the Business Combination that may be different from, or in addition to, the interests of GSH stockholders. The GSH board of directors was aware of and considered these interests, among other matters, in reaching the determination to approve the terms of the Business Combination. For a detailed discussion of the special interests that GSH’s directors and executive officers may have in the Business Combination, please see the section entitled “The Business Combination — Interests of GSH’s Directors, Executive Officers and Key Employees in the Business Combination” beginning on page 231. Michael Nieri, GSH’s Chief Executive Officer, President, and Chairman, owns 100% of the voting shares of GSH. GSH’s stockholders have previously approved the Business Combination Agreement, the Ancillary Agreements to which GSH is or will be a party and the transactions contemplated thereby (including the Business Combination and the Pre-Closing Recapitalization) and the amendment and restatement of GSH’s governing documents in connection with the Pre-Closing Recapitalization.
Redemption Rights (page 92)
Public Stockholders may seek to redeem their shares for cash, regardless of whether they vote for or against, or abstain from voting on, the Business Combination Proposal. The Sponsor and DHHC’s directors and officers will not have redemption rights with respect to any DHHC Common Shares owned by them, directly or indirectly, in connection with the Business Combination. Please see the section entitled “DHHC’s Special Meeting of Stockholders — Redemption Rights” beginning on page 92.
Appraisal Rights (page 94)
Holders of DHHC Common Shares are not entitled to appraisal rights in connection with the Business Combination under Delaware law.
Conditions to the Business Combination (page 247)
Conditions to Each Party’s Obligations.   The respective obligations of each of DHHC, GSH and Merger Sub to consummate the Business Combination are subject to the satisfaction or, if permitted by applicable law, the waiver of the following conditions:

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no governmental order or law issued by any court or other governmental entity restraining, prohibiting or making illegal the consummation of the Transactions will be pending or in effect;

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the registration statement of which this proxy statement/prospectus forms a part will have become effective under the Securities Act, no stop order suspending the effectiveness of the registration statement will have been issued by the SEC and remain in effect and no proceedings seeking such a stop order will have been threatened or initiated by the SEC and remain pending;

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after giving effect to the Transactions, DHHC will have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the Effective Time;

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the requisite approval by DHHC stockholders of the Required Proposals will have been obtained; and

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the requisite approval of GSH stockholders of the Business Combination will have been obtained.

Conditions to Obligations of DHHC and Merger Sub.   The obligation of DHHC and Merger Sub to consummate the Business Combination is also subject to the satisfaction or, if permitted by applicable law, the waiver by DHHC of the following conditions:
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each of the representations and warranties of GSH related to organization, good standing and qualification, corporate authority, approval and fairness, absence of certain changes since December 31, 2021, certain tax matters and brokers and finders must be true and correct in all material respects as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty must be true and correct in all material respects as of such earlier date);

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the representations and warranties of GSH related to GSH’s capital structure must be true and correct, except for de minimis inaccuracies, as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty must be true and correct in all respects (except for de minimis inaccuracies) as of such earlier date);

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all other representations and warranties of GSH must be true and correct (without giving effect to any limitation as to “materiality” or “GSH Material Adverse Effect” or any similar limitation set forth therein) in all respects as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty must be true and correct in all respects as of such earlier date), where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, reasonably be expected to have a GSH Material Adverse Effect;

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GSH will have performed or complied in all material respects with the covenants and agreements required to be performed or complied with by it under the Business Combination Agreement at or prior to the Closing;

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GSH will have obtained Lender Consents or obtained Alternative Financings (each as defined in “The Business Combination Agreement”);

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GSH will have obtained written consents that are required under certain contracts;

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the Pennington De-Consolidation will have been completed and certain related agreements will have been executed;

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the Pre-Closing Recapitalization will have been completed;

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since the date of the Business Combination Agreement, no GSH Material Adverse Effect has occurred; and

•
GSH must have delivered a certificate duly executed by an authorized officer of GSH, dated as of the Closing Date, to the effect that the first five conditions in this list are satisfied, in a form and substance reasonably satisfactory to DHHC, and copies of the A&R Registration Rights Agreement duly executed by GSH’s stockholders.

Conditions to Obligations of GSH.   The obligation of GSH to consummate the Business Combination is also subject to the satisfaction or, if permitted by applicable law, the waiver by GSH of the following conditions:
•
DHHC must have cash at the Closing (including cash contained in the Trust Account, plus all other cash and cash equivalents of DHHC, including the proceeds of any securities or indebtedness funded in connection with the Closing, less the aggregate amount of cash that will be required to satisfy the redemption of any Public Shares) (such cash, the “Closing DHHC Cash”) of no less than $125 million, and, any such Closing DHHC Cash, if from sources other than the non-redemption of funds held in the Trust Account or the proceeds from the issuance of DHHC Common Shares, shall have been obtained on terms and at rates and/or costs reasonably acceptable to GSH (the “Minimum Cash Condition”);

•
each of the representations and warranties of DHHC and Merger Sub related to organization, good standing and qualification, corporate authority and approval, certain brokers and finders matters and capitalization of the DHHC Parties must be true and correct in all material respects as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty must be true and correct in all material respects as of such earlier date);

•
the representations and warranties of DHHC and Merger Sub related to DHHC’s capital structure must be true and correct, except for de minimis inaccuracies, as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty must be true and correct in all respects (except for de minimis inaccuracies) as of such earlier date);

•
all other representations and warranties of DHHC and Merger Sub must be true and correct (without giving effect to any limitation as to “materiality” or “DHHC Material Adverse Effect” or any similar limitation set forth therein) in all respects as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty must be true and correct in all respects as of such earlier date), where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, reasonably be expected to have a DHHC Material Adverse Effect;

•
GSH will have obtained the Lender Consents or obtained Alternative Financing (each as defined in “The Business Combination Agreement”);

•
DHHC and Merger Sub will have performed or complied in all material respects with the covenants and agreements required to be performed or complied with by it under the Business Combination Agreement at or prior to the Closing;

•
the UHG Class A Common Shares to be issued in connection with the Business Combination must have been approved for listing on the Nasdaq;

•
the Proposed Charter and the Proposed Bylaws will have been duly adopted by DHHC’s stockholders;

•
the 2023 Plan shall have been approved by the DHHC Board and the DHHC stockholders;

•
since the date of the Business Combination Agreement, no DHHC Material Adverse Effect has occurred;

•
the board of directors of the Post-Combination Company will consist of 10 directors and be comprised of certain individuals determined in accordance with the Business Combination Agreement; and

•
DHHC must have delivered a certificate duly executed by an authorized officer of DHHC, dated as of the Closing Date, to the effect that the second, third, fourth and fifth conditions in this list are satisfied, in a form and substance reasonably satisfactory to GSH, and copies of the A&R Registration Rights Agreement duly executed by DHHC and the Sponsor.

Contemplated Financing Transactions (page 220)
In connection with the execution of the Business Combination Agreement, DHHC entered into a Financing Commitment Letter (the “Financing Commitment Letter”) with our Sponsor, DHP SPAC-II Sponsor

LLC, David T. Hamamoto, our Co-Chief Executive Officer and Chairman and an affiliate of our Sponsor, and Antara Capital, an affiliate of our Sponsor, pursuant to which David T. Hamamoto and Antara Capital committed to, or cause their respective affiliates to, purchase and not redeem at least in the aggregate 2.5 million DHHC Class A Common Shares. As of the date of this proxy statement/prospectus, Mr. Hamamoto and Antara Capital have consummated the share purchases contemplated by the Financing Commitment Letter. DHHC may incur other types of financings, in addition to the financings contemplated under the Financing Commitment Letter, to fulfill the Minimum Cash Condition (as defined herein) at the Closing. Proceeds from these financings will constitute general funds of the Post-Combination Company. DHHC is in the beginning stages of a PIPE offering process to provide funding to meet the Minimum Cash Condition, which it expects to finalize, if successful, in early 2023; however, as of the date of this proxy statement/prospectus no substantive discussions regarding any additional financial arrangements have occurred and the terms of a potential PIPE offering are not known. Other than the Financing Commitment Letter, no party to the Business Combination Agreement has entered into any PIPE transactions or other equity financing arrangement with any investor. Please see “Other Agreements — Financing Commitment Letter” beginning on page 253.
While DHHC expects to fulfill the Minimum Cash Condition at the Closing by a combination of financing options, there can be no assurance that any or all of the financing options will be effectuated. In the event that the Minimum Cash Condition is not satisfied, we will not complete the Business Combination or redeem any shares, all Public Shares submitted for redemption will be returned to the holders thereof, and we instead may search for an alternate business combination. See “Risk Factors — Risks Related to the Business Combination — The Business Combination.”
Termination (page 249)
The Business Combination Agreement may be terminated at any time prior to the Closing, whether before or after adoption of the Business Combination Agreement by GSH’s stockholders or approval of the Required Proposals.
Mutual Termination Rights
The Business Combination Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing:
•
by written consent of DHHC and GSH;

•
by either GSH or DHHC, if the Business Combination is not consummated on or prior to the Termination Date; provided that the right to terminate the Business Combination Agreement as described in this bullet point will not be available to GSH if GSH’s breach of any of its covenants or obligations under the Business Combination Agreement has proximately caused the failure of a condition to the consummation of the Business Combination;

•
by either GSH or DHHC, if any governmental entity has issued an order or taken any other action permanently enjoining, restraining or otherwise prohibiting the consummation of the Transactions and such order or other action has become final and non-appealable; provided, that the right to terminate the Business Combination Agreement as described in this paragraph will not be available to any party that has materially breached its obligations under the Business Combination Agreement in any manner that proximately contributed to such order becoming final and non-appealable; or

•
by either GSH or DHHC, if a special meeting of DHHC’s stockholders has been held (including any adjournment or postponement thereof) and has concluded, and DHHC’s stockholders have duly voted on the Required Proposals and did not approve all of the Required Proposals.

GSH Termination Rights
The Business Combination Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing if:
•
any of the representations or warranties of DHHC and Merger Sub are not true and correct or if DHHC or Merger Sub has failed to perform any covenant or agreement set forth in the Business

Combination Agreement such that the conditions described in the second, third, fourth and fifth bullet points under the heading “The Business Combination Agreement — Conditions to the Business Combination — Conditions to the Obligations of GSH” could not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, cannot be cured or, if curable, are not cured within the earlier of (i) 30 days after written notice thereof is delivered to DHHC by GSH and (ii) the Termination Date; provided, however, that the right to terminate the Business Combination Agreement described in this paragraph will not be available to GSH if it is then in breach of the Business Combination Agreement so as to prevent any of the conditions described in the first four bullet points under the heading “The Business Combination Agreement — Conditions to the Business Combination —  Conditions to the Obligations of DHHC and Merger Sub” from being satisfied.
DHHC Termination Rights
The Business Combination Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing if:
•
any of the representations or warranties of GSH are not true and correct or if GSH has failed to perform any covenant or agreement set forth in the Business Combination Agreement such that the conditions described in the first four bullet points under the heading “The Business Combination Agreement — Conditions to the Business Combination — Conditions to the Obligations of DHHC and Merger Sub” could not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, cannot be cured or, if curable, is not cured within the earlier of (i) 30 days after written notice thereof is delivered to GSH by DHHC and (ii) the Termination Date; provided, however, that the right to terminate the Business Combination Agreement described in this paragraph will not be available to DHHC if it is then in breach of the Business Combination Agreement so as to prevent any of the conditions described the second, third, fourth and fifth bullet points under the heading “The Business Combination Agreement — Conditions to the Business Combination — Conditions to the Obligations of GSH” from being satisfied;

•
GSH does not deliver the GSH Stockholder Written Consent within three business days of the date of the Business Combination Agreement. GSH delivered the executed GSH Stockholder Written Consent to DHHC on September 10, 2022.

Effect of Termination
In the event of termination of the Business Combination Agreement pursuant to the termination provisions described above, the Business Combination Agreement will become void with no liability on the part of any party, except that (a) such termination will affect any liability on the part of any party for any willful breach of any covenant or agreement set forth in the Business Combination Agreement prior to its termination or for fraud and (b) certain provisions, including those relating to waiver of claims by GSH against the Trust Account, will survive the termination of the Business Combination Agreement.
None of the parties to the Business Combination Agreement is required to pay a termination fee or reimburse any other party for its expenses as a result of a termination of the Business Combination Agreement.
Other Agreements (page 252)
Sponsor Agreement
In connection with the execution of the Business Combination Agreement, the Sponsor entered into a sponsor support agreement (the “Sponsor Agreement”) with DHHC and GSH, pursuant to which the Sponsor agreed to, among other things, (i) vote at any meeting of the stockholders of DHHC all of its DHHC Common Shares held of record or thereafter acquired in favor of the transactions contemplated by the Business Combination Agreement and the Ancillary Agreements, and the adoption of the Business Combination Agreement; (ii) be bound by certain other covenants and agreements related to the Business

Combination; and (iii) be bound by certain transfer restrictions with respect to DHHC Common Shares during the period between the date of the Sponsor Agreement and the Closing, subject to certain exceptions set forth in the Sponsor Agreement. The Sponsor Agreement also provides that the Sponsor has agreed to waive its redemption rights in connection with the consummation of the Business Combination with respect to any DHHC Common Shares held by it. The Sponsor has also agreed to forfeit (i) 2,577,691 Founder Shares and (ii) 50% of the Private Placement Warrants held by it upon the Closing. In connection with the Initial Public Offering, the Anchor Investors entered into the Subscription Agreements with us, pursuant to which the Anchor Investors would be allocated from the Sponsor up to 1,250,625 Founder Shares for a purchase price of $0.003 per share and at an aggregate purchase price of $3,625 upon the Closing. As of the date of this proxy statement/prospectus, each of the Anchor Investors have sold or redeemed all of their Public Shares; as a result, and in accordance with the terms of the Subscription Agreements, the Anchor Investors will be allocated from the Sponsor up to approximately 161,000 Founder Shares for a purchase price of $0.003 per share and at an aggregate approximate purchase price of $483 upon the Closing. Additionally, upon the Closing, approximately up to 49,000 Sponsor Earnout Shares and 161,000 Founder Shares may be allocated to the Anchor Investors for the same price originally paid for such shares pursuant to the subscription agreements entered into at the closing of the Initial Public Offering. See “Other Agreements — Sponsor Agreement.”
Amended and Restated Registration Rights Agreement
The Business Combination Agreement contemplates that, at the Closing, United Homes Group, Inc., the Sponsor, certain securityholders of DHHC and certain former stockholders of GSH will enter into an Amended and Restated Registration Rights Agreement (the “A&R Registration Rights Agreement”), pursuant to which, among other things, the Sponsor, the other DHHC securityholders party thereto and the GSH stockholders party thereto (i) will agree not to effect any sale or distribution of any of their equity securities of DHHC during the Lock-up Period other than pursuant to certain exceptions described therein and (ii) will be granted certain registration rights with respect to their UHG Class A Common Shares. See “Other Agreements — Amended and Restated Registration Rights Agreement.”
Proposed Charter
Pursuant to the terms of the Business Combination Agreement, in connection with the consummation of the Business Combination and pursuant to the Charter Approval Proposal, DHHC will amend the Current Charter to (a) increase the number of authorized shares of DHHC’s capital stock, par value $0.0001 per share, from 320,000,000 shares, consisting of (i) 300,000,000 DHHC Class A Common Shares and 10,000,000 shares of DHHC Class B Common Shares, and (ii) 10,000,000 shares of preferred stock, to 450,000,000 shares, consisting of (i) 350,000,000 UHG Class A Common Shares, (ii) 60,000,000 UHG Class B Common Shares, and (iii) 40,000,000 shares of preferred stock, (b) eliminate certain provisions in our Current Charter relating to the initial business combination and other matters relating to DHHC’s status as a blank-check company that will no longer be applicable to DHHC following the Closing, and (c) approve and adopt any other changes contained in the Proposed Charter. A copy of the Proposed Charter is attached hereto as Annex B. In addition, DHHC will amend the Current Charter to change its name to “United Homes Group, Inc.” For more information, see the section entitled “Proposal No. 2 — The Charter Approval Proposal.”
Amended and Restated Bylaws
Pursuant to the terms of the Business Combination Agreement, in connection with the consummation of the Business Combination, DHHC will amend and restate its bylaws to be in the form of the Proposed Bylaws. A copy of the Proposed Bylaws is attached hereto as Annex C (the “Proposed Bylaws”).
DHHC Nasdaq Listing
The DHHC Class A Common Shares are listed on Nasdaq under the symbol “DHHC.” Following the Business Combination, the Class A common stock of the Post-Combination Company (including the Class A common stock issuable in the Business Combination) is expected to be listed on Nasdaq under the symbol “UHG.”

Comparison of Stockholders’ Rights (page 260)
Following the Business Combination, the rights of GSH stockholders who become stockholders of the Post-Combination Company in the Business Combination will no longer be governed by GSH’s charter and GSH’s bylaws and instead will be governed by the Proposed Charter and the Proposed Bylaws. See “Comparison of Stockholders’ Rights” beginning on page 260.
Summary Risk Factors
You should consider all the information contained in this proxy statement/prospectus in deciding how to vote for the proposals presented in this proxy statement/prospectus. In particular, you should consider the risk factors described under “Risk Factors” beginning on page 30. Unless the context otherwise requires, for purposes of this section, the terms “we,” “us,” “the Company,” “UHG” or “our company” refer to GSH and its subsidiaries prior to the Business Combination, which will be the business of the Post-Combination Company from and after the Business Combination. Some of these risks include, but are not limited to:
Risks Related to UHG’s Business
•
UHG’s long-term growth depends upon its ability to acquire developed lots from affiliated land development companies, including Land to Lots, LLC, GS Jacobs Creek, LLC, and PC Land Development Co., LLC (collectively, the “Land Development Affiliates”) or other sellers, and the ability of such sellers to successfully identify and acquire desirable land parcels for residential build-out. A failure to successfully identify and acquire desirable land parcels for residential build-out could adversely affect UHG’s business or financial results.

•
UHG’s geographic concentration could materially and adversely affect its business or financial results if the homebuilding industry in its current markets should decline.

•
Constriction of the credit and capital markets could limit UHG’s ability to access financing and increase its costs of capital.

•
Because most of UHG’s customers finance the purchase of their homes, the terms and availability of mortgage financing can affect the demand for and the ability to complete the purchase of a home, which could materially and adversely affect UHG.

•
Increases in UHG’s home cancellation rate could have a negative impact on its home sales revenue and gross profit.

•
UHG cannot make any assurances that its growth strategies will be successful or will not expose it to additional risks or result in other negative consequences to its business or financial results.

•
UHG may not be able to complete or successfully integrate any potential future acquisitions or experience challenges in realizing expected benefits of each such acquisition.

•
Failure to find suitable subcontractors may have a material adverse effect on UHG’s standards of service.

•
UHG is required to obtain performance bonds and other government approvals, the unavailability of which could adversely affect its results of operations and cash flows.

•
UHG may not be able to compete effectively against competitors in the homebuilding industry.

•
UHG’s mortgage brokering joint venture may not be able to compete effectively in this area.

•
Homeowners Mortgage may be adversely affected by changes in governmental regulation.

•
UHG’s business and financial results could be adversely affected by significant inflation, higher interest rates or deflation.

•
UHG will be subject to financial reporting and other requirements as a public company for which its accounting and other management systems and resources may not be adequately prepared adversely impacting stock price.

•
UHG previously identified material weaknesses in its internal control over financial reporting. If its remediation of these material weaknesses is not effective, or if UHG identifies additional material weaknesses in the future or otherwise fails to maintain an effective system of internal controls, UHG may not be able to accurately or timely report its financial condition or results of operations, which may adversely affect investor confidence in UHG and, as a result, the value of UHG Class A Common Shares.

Risks Related to the Homebuilding Industry
•
The homebuilding industry is cyclical and affected by changes in general economic, real estate or other conditions that could adversely affect UHG’s business or financial results.

•
Homebuilding is subject to home warranty and construction defect claims in the ordinary course of business that can be significant, and reliance on subcontractors exposes builders such as UHG to regulatory risks that could adversely affect business or financial results.

•
Supply shortages and other risks related to acquiring lots, building materials and skilled labor could increase UHG’s costs and delay deliveries causing an adverse effect on UHG’s business or financial results.

•
Governmental regulations and environmental matters could increase the cost and limit the availability of UHG’s homebuilding projects and adversely affect its business or financial results.

•
Natural disasters, severe weather and adverse geologic conditions may increase costs, cause project delays and reduce consumer demand for housing, all of which could materially and adversely affect UHG.

Risks Related to UHG’s Financing and Indebtedness
•
UHG has significant amounts of debt and may incur additional debt. Incurrence of additional debt or a default under any of UHG’s loan agreements could affect UHG’s financial health and its ability to raise additional capital to fund its operations or potential acquisitions.

•
Servicing UHG’s debt requires a significant amount of cash, and it may not have sufficient cash flow to pay its substantial debt, which could adversely impact its business and financial results.

Risks Related to UHG’s Organization and Structure
•
As a result of Michael Nieri’s relationship with UHG and the Land Development Affiliates, conflicts of interest may arise with respect to any transactions involving both UHG and one or more of the Land Development Affiliates, and Mr. Nieri’s interests may not be aligned with yours.

•
The dual class structure of UHG Common Shares has the effect of concentrating voting power with Michael Nieri, which may effectively eliminate your ability to influence the outcome of important transactions, including a change in control.

•
UHG may be a “controlled company” within the meaning of the applicable rules of Nasdaq and, as a result, may qualify for exemptions from certain corporate governance requirements. If UHG relies on these exemptions, its stockholders will not have the same protections afforded to stockholders of companies that are subject to such requirements.

•
UHG’s corporate organizational documents and provisions of state law to which it is subject contain certain provisions that could have an anti-takeover effect and may delay, make more difficult, or prevent an attempted acquisition that you may favor or an attempted replacement of the Board of Directors or management.

•
UHG may change its operational policies, investment guidelines, and business and growth strategies without stockholder consent which may subject it to different and more significant risks in the future that may adversely impact its business and financial results.

•
UHG is an “emerging growth company” and, as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, its securities may be less attractive to investors.

•
Any joint venture investments that UHG makes could be adversely affected by its lack of sole decision-making authority, its reliance on co-ventures’ financial conditions, and disputes between it and its co-ventures.

Risks Related to Business Combination
•
The consummation of the Business Combination is subject to a number of conditions and if those conditions are not satisfied or waived, the Business Combination Agreement may be terminated in accordance with its terms and the Business Combination may not be completed.

•
The market price of UHG Class A Common Shares after the Business Combination may be affected by factors different from those currently affecting the price of DHHC Class A Common Shares.

•
The dual class structure of UHG Common Shares may adversely affect the trading market for UHG Class A Common Shares.

•
DHHC stockholders may not have the same benefits as stockholders in an underwritten public offering.

•
DHHC stockholders will have a reduced ownership and voting interests in the Post-Combination Company following the Business Combination.

•
DHHC directors and officers may have interests in the Business Combination different from the interests of DHHC stockholders.

•
The Sponsor may have interests in the Business Combination different from the interests of DHHC stockholders.

Risks Related to Redemption
•
There is no guarantee that a Public Stockholder’s decision whether to redeem their Public Shares for a pro rata portion of the Trust Account will put such shareholder in a better future economic position.

•
If you or a “group” of shareholders of which you are a part are deemed to hold an aggregate of more than 15% of the Public Shares, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares in excess of 15% of the Public Shares.

Material U.S. Federal Income Tax Consequences (page 255)
For a discussion summarizing the material U.S. federal income tax consequences of the exercise of redemption rights, please see “Material U.S. Federal Income Tax Consequences.”
Information about DHHC (page 117)
DHHC is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses. The DHHC Class A Common Shares, Units and Public Warrants are currently listed on Nasdaq under the symbols “DHHC”, “DHHCU” and “DHHCW,” respectively. The mailing address of DHHC’s principal executive office is 250 Park Ave. 7th Floor, New York, New York 10177 and the telephone number of DHHC’s principal executive office is (212) 572-6260.
Information about GSH (page 147)
GSH designs, builds and sells homes principally in South Carolina, with a smaller presence in Georgia. The geographical markets in which GSH presently operates its homebuilding business are currently high-growth markets, with substantial in-migrations and employment growth. GSH’s business historically consisted of both homebuilding operations and land development operations. Recently, GSH separated its land development operations from its homebuilding operations. Following the separation of the land development business, GSH employs an asset-light lot operating strategy, with a focus on the design, construction and sale of entry-level, first-time move-up and second-time move-up single-family houses. GSH principally builds detached single-family houses, and, to a lesser extent, builds attached single-family houses, including duplex houses and town houses.
GSH is a privately-held South Carolina corporation. The mailing address of GSH’s principal executive office is 90 N Royal Tower Drive, Irmo, South Carolina 29063, and the telephone number of GSH’s principal executive office is (844)-766-4663.

SUMMARY HISTORICAL FINANCIAL DATA FOR DHHC
The summary selected historical statements of operations data of DHHC for the year ended December 31, 2021 and the balance sheet data as of December 31, 2021 are derived from DHHC’s audited annual financial statements included elsewhere in this proxy statement/prospectus. The summary selected historical condensed statements of operations data of DHHC for the nine months ended September 30, 2022 and the condensed balance sheet data as of September 30, 2022 are derived from DHHC’s unaudited interim financial statements included elsewhere in this proxy statement/prospectus. You should read the following summary financial information in conjunction with the section entitled “DHHC Management’s Discussion and Analysis of Financial Condition and Results of Operations” and DHHC’s financial statements and related notes appearing elsewhere in this proxy statement/prospectus.
We have neither engaged in any operations nor generated any revenue to date. Our only activities from inception through September 30, 2022 were organizational activities and those necessary to complete our Initial Public Offering and identifying a target company for a business combination. We do not expect to generate any operating revenue until after the consummation of the Business Combination.
	For the Nine Months Ended September 30, 2022	For the year ended December 31, 2021
Statement of Operations Data:
General and administrative expenses	$2,546,562	$1,030,906
Franchise tax expense	147,945	200,000
Loss from operations	(2,694,507)	(1,230,906)
Other income (expense)
Change in fair value of derivative warrant liabilities	5,300,330	4,367,500
Financing costs – derivative warrant liabilities	—	(449,070)
Gain from settlement of deferred underwriting commissions on public warrants	271,688
Income from investments in Trust Account	2,076,393	20,717
Net income before income taxes	4,953,904	2,708,241
Income tax expense	457,045	—
Net income	$4,496,859	$2,708,241
Weighted average shares outstanding of Class A common stock, basic and diluted	34,500,000	31,947,945
Basic and diluted net income per share, Class A common stock	$0.10	$0.07
Weighted average shares outstanding of Class B common stock, basic	8,625,000	8,541,781
Weighted average shares outstanding of Class B common stock, diluted	8,625,000	8,625,000
Basic and diluted net income per share, Class B common stock	$0.10	$0.07
	September 30, 2022	December 31, 2021
Balance Sheet Data:
Total current assets	$147,983	$492,676
Total assets	346,763,550	345,513,393
Total current liabilities	2,614,351	289,036
Total liabilities	6,108,351	21,158,366
Class A common stock subject to possible redemption	346,085,953	345,000,000
Total stockholders’ deficit	(5,430,754)	(20,644,973)

SUMMARY HISTORICAL FINANCIAL DATA FOR GSH
Presented below is the selected historical financial information of GSH, prepared on a carve-out basis, as of and for the periods indicated. The selected historical financial information of GSH for each of the years ended December 31, 2021 and 2020 has been derived from GSH’s historical audited carve-out financial statements for such periods, and the selected historical financial information as of and for the nine months ended September 30, 2022 has been derived from GSH’s unaudited financial statements for such period, each as included elsewhere in this proxy statement/prospectus. Interim results for the nine months ended September 30, 2022 are not necessarily indicative of, and are not projections for, the results to be expected for the fiscal year ending December 31, 2022.
The GSH’s historical carve-out financial statements have been prepared on a “carve-out” basis in accordance with U.S. GAAP. The accompanying GSH carve-out financial statements were derived from GSH’s historical financial statements and accounting records for the homebuilding operations of GSH (such carved-out portion being referred to herein as “GSH”) to represent the financial position and performance of GSH as if the homebuilding operations of GSH had existed on a standalone basis for the years ended December 31, 2021, 2020, and 2019 and for the nine months ended September 30, 2022, and 2021. Certain balances and transactions that are accounted for at the historical operations of GSH, which included land development activities, have been allocated to GSH for purposes of carve-out financial reporting and are reflected in the accompanying balance sheets and statements of income. Accordingly, the accompanying GSH carve-out financial statements may not necessarily be indicative of the results of operations that would have been obtained if the homebuilding operations of GSH had operated as an independent entity.
For purposes of preparing the GSH carve-out financial statements on a “carve-out” basis, a portion of the total corporate expenses of GSH were allocated based on a percentage of direct usage, when identifiable or, when not directly identifiable, on the basis of proportional cost of sales or employee headcount, for GSH. The corporate expense allocations include the cost of corporate functions and resources provided by or administered by GSH including, but not limited to, costs associated with executive management, finance, accounting, legal, human resources, related benefit costs associated with these functions, and costs associated with operating GSH’s various office buildings in South Carolina and Georgia. GSH’s management believes that the approach to these carve-out allocations is reasonable.
This information is only a summary and should be read in conjunction with GSH’s financial statements accompanying notes and “GSH’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”, which contain a detailed explanation of the carve-out, included elsewhere in this proxy statement/prospectus.
	As of and for the Nine Months Ended September 30, 2022	As of and for the Year Ended December 31, 2021	As of and for the Year Ended December 31, 2020
Operating Data
Revenues, net of sales discounts	$361,951,774	$432,891,510	$327,254,305
Cost of sales	264,730,624	332,274,788	260,115,893
Selling, general and administrative expense	38,892,250	38,461,370	29,891,622
Other income (expense), net	312,991	257,659	1,729,584
Equity in net losses from investment in joint venture	(49,000)	—	—
Net Income	$58,592,891	$62,413,011	$38,976,374
Basic earnings per share	$585.93	$624.13	$389.76
Diluted earnings per share	577.54	624.13	389.76
Weighted-average number of shares	100,000	100,000	100,000
Diluted weighted-average number of shares	101,453	100,000	100,000

	As of and for the Nine Months Ended September 30, 2022	As of and for the Year Ended December 31, 2021	As of and for the Year Ended December 31, 2020
Balance Sheet Data
Cash and cash equivalents	$19,372,727	$51,504,887	$29,179,787
Total assets	235,652,884	202,259,985	131,601,790
Homebuilding debt and other affiliate debt	139,491,922	102,502,287	74,815,384
Total liabilities	183,940,920	135,701,573	97,433,249
Total Shareholders’ and Other Affiliates’ net investment	51,711,964	66,558,412	34,168,541
Other Financial and Operating Data (unaudited)
Active communities at end of period	57	69	76
Home closings(a)	1,216	1,705	1,471
Average sales price of homes closed	$297,658	$253,895	$222,471
Net new orders (units)	988	1,821	1,737
Cancellation rate	15.4%	14.3%	11.5%
Backlog	391	800	513
Gross profit	$97,221,150	$100,616,722	$67,138,412
Gross profit %(b)	26.9%	23.2%	20.5%
Adjusted gross profit(c)	$100,387,715	$104,243,854	$71,030,408
Adjusted gross profit %(b)	27.7%	24.1%	21.7%
EBITDA(c)	$61,972,322	$66,604,538	$43,449,376
EBITDA margin %(b)	17.1%	15.4%	13.3%
Adjusted EBITDA(c)	$63,344,948	$66,604,538	$41,755,576
Adjusted EBITDA margin %(b)	17.5%	15.4%	12.8%

(a)
Revenues from home sales are recorded at the time each home sale is closed and closing conditions are met

(b)
Calculated as a percentage of revenue

(c)
Adjusted gross profit, EBITDA and adjusted EBITDA are non-GAAP financial measures. For definitions of adjusted gross profit, EBITDA and adjusted EBITDA and a reconciliation to the most directly comparable financial measures calculated and presented in accordance with GAAP, see “GSH’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures.”

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The following summary unaudited pro forma condensed combined financial information (the “summary pro forma data”) presents the combination of the financial information of DHHC and the carved-out portion of GSH representing the homebuilding operations, adjusted to give effect to the consummation of the Business Combination. Under both the “no redemption scenario” and the “maximum redemption scenario”, GSH is deemed the accounting acquirer while DHHC is deemed the legal acquirer. The Transaction will be treated as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, DHHC is treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of GSH issuing stock for the net assets of DHHC, accompanied by a recapitalization. The net assets of DHHC will be stated at historical cost, with no goodwill or other intangible assets recognized. The summary unaudited pro forma condensed combined balance sheet as of September 30, 2022 gives pro forma effect to the Business Combination as if it was completed on September 30, 2022 (except for the redemptions which took place in connection with the Extension Meeting). The summary unaudited pro forma condensed combined statements of operations for the year ended December 31, 2021 and the nine months ended September 30, 2022 give pro forma effect to the Business Combination as if it had occurred on January 1, 2021.
The summary pro forma data have been derived from, and should be read in conjunction with, the more detailed unaudited pro forma condensed combined financial information (the “pro forma financial statements”) appearing elsewhere in this proxy statement/prospectus and the accompanying notes to the pro forma financial statements. The unaudited pro forma condensed combined financial statements are based upon, and should be read in conjunction with, the historical financial statements and related notes of DHHC and GSH for the applicable periods included in this proxy statement/prospectus.
The summary pro forma data have been presented for informational purposes only and are not necessarily indicative of what DHHC’s and GSH’s financial position or results of operations actually would have been had the Business Combination been completed as of the dates indicated. In addition, the summary pro forma data do not purport to project the future financial position or operating results of GSH.
The unaudited pro forma condensed combined financial information has been prepared using the assumptions below:

•
No Redemption:   This scenario assumes that no DHHC Class A Common Shares are redeemed by Public Stockholders, after giving effect to the Extension Meeting; and

•
Maximum Redemption:   This scenario assumes that 1,941,032 DHHC Class A Common Shares (approximately 44%) are redeemed for an aggregate payment of approximately $19.5 million (based on an estimated per share redemption price of approximately $10.03 per share at September 30, 2022) from the Trust Account. Such redemptions do not include 2,500,000 DHHC Class A Common Shares that members of our Sponsor have committed to purchase and not redeem, which will provide approximately $25 million in non-redeemable funds held in trust in the Trust Account. The Business Combination Agreement includes as a condition to GSH’s obligation to consummate the Business Combination that, at the Closing, DHHC will have a minimum of $125 million in cash. This $125 million includes the sum of all cash contained in the Trust Account and all other cash and cash equivalents of DHHC, less the aggregate amount of cash proceeds that will be required to satisfy the redemption of any Public Shares. If the number of Public Shares redeemed results in less than $125 million remaining in the Trust Account, GSH, in its sole discretion, may elect to waive the Minimum Cash Condition; provided that if such waiver from GSH is not obtained, the Business Combination will not be consummated.

	Combined Pro Forma
	Assuming No Redemptions	Assuming Maximum Redemptions
Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data
Nine Months Ended September 30, 2022
Net sales and gross revenues	$361,951,774	$361,961,774
Net income (loss)	$40,726,863	$40,726,863
Net earnings per share (basic)	$0.88	$0.93
Weighted average shares outstanding (basic)	46,483,613	43,798,773
Net earnings per share (diluted)	$0.83	$0.87
Weighted average shares outstanding (diluted)	49,301,963	46,617,123
Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data
Year Ended December 31, 2021
Net sales and gross revenues	$432,891,510	$432,891,510
Net income (loss)	$42,321,531	$42,321,531
Net income per share (basic)	$0.91	$0.97
Weighted average shares outstanding (basic)	46,483,613	43,798,773
Net income per share (diluted)	$0.86	$0.91
Weighted average shares outstanding (diluted)	49,301,963	46,617,123
Summary Unaudited Pro Forma Condensed Combined Balance Sheet Data
As of September 30, 2022
Total assets	$249,761,154	$235,711,392
Total liabilities	$383,989,006	$389,675,409
Shareholders’ and other affiliates’ net investment	$—	$—
Net due to and due from shareholders and other affiliates	$—	$—
Total stockholders’ equity (deficit)	$(134,227,852)	$(153,964,017)

UNAUDITED HISTORICAL COMPARATIVE AND PRO FORMA
COMPARATIVE PER SHARE DATA OF DHHC AND GSH
The following table sets forth as of and for the nine months ended September 30, 2022 and the year ended December 31, 2021, selected per share information for DHHC Class A Common Shares and GSH Common Shares on a historical basis and for the combined company on a pro forma basis after giving effect to the Business Combination, assuming two redemption scenarios as follows:

•
No Redemption:   This scenario assumes that no DHHC Class A Common Shares are redeemed by Public Stockholders, after giving effect to the Extension Meeting; and

•
Maximum Redemption:   This scenario assumes that 1,941,032 DHHC Class A Common Shares (approximately 44%) are redeemed for an aggregate payment of approximately $19.5 million (based on an estimated per share redemption price of approximately $10.03 per share) from the Trust Account. Such redemptions do not include 2.5 million DHHC Class A Common Shares members of our Sponsor have committed to purchase and not redeem, which will provide $25 million in non-redeemable funds held in trust in the Trust Account. The Business Combination Agreement includes as a condition to GSH’s obligation to consummate the Business Combination that, at the Closing, DHHC will have a minimum of $125 million in cash. This $125 million includes the sum of all cash contained in the Trust Account and all other cash and cash equivalents of DHHC, less the aggregate amount of cash proceeds that will be required to satisfy the redemption of any Public Shares. If the number of Public Shares redeemed results in less than $125 million remaining in the Trust Account, GSH, in its sole discretion, may elect to waive the Minimum Cash Condition; provided that if such waiver from GSH is not obtained, the Business Combination will not be consummated.

The information in the table is unaudited. You should read the tables below together with the carve-out financial statements and the accompanying notes of GSH and the financial statements and accompanying notes of DHHC, included in this proxy statement/prospectus beginning on page F-2.
	Historical		Pro Forma Combined
	DHHC	GSH	Assuming No Redemptions	Assuming Maximum Redemptions
As of September 30, 2022
Book value per share of common stock(1)	$(0.13)	517.12	$(2.89)	$(3.52)
For the nine months ended September 30, 2022
Weighted average common shares outstanding – basic	n/a	100,000	46,483,613	43,798,773
Weighted average common shares outstanding – diluted	n/a	101,453	49,301,963	46,617,123
Net income (loss) per common share – basic	n/a	$585.93	$0.88	$0.93
Net income (loss) per common share – diluted	n/a	$577.54	$0.83	$0.87
Weighted average shares outstanding of Class A common stock	34,500,000	n/a	n/a	n/a
Basic and diluted net income (loss) per share, Class A common stock	$0.10	n/a	n/a	n/a
Basic weighted average shares outstanding of Class B common stock	8,625,000	n/a	n/a	n/a
Basic and diluted net income (loss) per share, Class B common stock	$0.10	n/a	n/a	n/a
For the year ended December 31, 2021
Weighted average common shares outstanding – basic	n/a	100,000	46,483,613	43,798,773
Weighted average common shares outstanding – diluted	n/a	100,000	49,301,963	46,617,123

	Historical		Pro Forma Combined
	DHHC	GSH	Assuming No Redemptions	Assuming Maximum Redemptions
Net income (loss) per common share – basic	n/a	$624.13	$0.91	$0.97
Net income (loss) per common share – diluted	n/a	$624.13	$0.86	$0.91
Weighted average shares outstanding of Class A common stock	34,500,000	n/a	n/a	n/a
Basic and diluted net income (loss) per share, Class A common stock	$0.07	n/a	n/a	n/a
Basic weighted average shares outstanding of Class B common stock	8,625,000	n/a	n/a	n/a
Basic and diluted net income (loss) per share, Class B common stock	$0.07	n/a	n/a	n/a

(1)
Historical book value per share is computed by dividing the total stockholders’ equity (deficit) balance by the aggregate number of all shares of common stock outstanding at the end of the period.

The pro forma combined company net income (loss) per share for the nine months ended September 30, 2022 and the year ended December 31, 2021 includes the combined net income (loss) per share of DHHC and GSH on a pro forma basis as if the Business Combination was consummated on January 1, 2021 and, with respect to net book value per share of common stock, on September 30, 2022 (after giving effect to the Extension Meeting).
The DHHC pro forma combined per share data is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the Business Combination had been consummated at the beginning of the earliest period presented, nor is it necessarily indicative of future operating results or financial position. The pro forma adjustments are estimates based upon information and assumptions available at the time of the filing of this proxy statement/prospectus.

MARKET PRICE AND DIVIDEND INFORMATION
DHHC Market Information
The DHHC Class A Common Shares, Units and Public Warrants are traded on the Nasdaq under the symbols “DHHC,” “DHHCU” and “DHHCW,” respectively.
The closing price of the DHHC Class A Common Shares, Units and Public Warrants on September 9, 2022, the last trading day before announcement of the execution of the Business Combination Agreement, was $9.87, $9.87 and $0.2419, respectively. As of January 26, 2023, the DHHC Record Date, the most recent closing price for each DHHC Class A Common Share, Unit and Public Warrant was $10.15, $10.69 and $0.22, respectively.
Market price information regarding DHHC Class B Common Shares is not provided here because there is no established public trading market for the DHHC Class B Common Shares.
Holders of the DHHC Class A Common Shares, Units and Public Warrants should obtain current market quotations for their securities. The market price of DHHC’s securities could vary at any time before the Business Combination.
Holders
As of January 26, 2023, there were                 holders of record of DHHC’s Units,              holders of record of DHHC Class A Common Shares, one holder of record of DHHC Class B Common Shares and                 holders of record of Public Warrants. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose Units, DHHC Class A Common Shares and Public Warrants are held of record by banks, brokers and other financial institutions.
Dividend Policy
DHHC has not paid any cash dividends on its common stock to date and does not intend to pay cash dividends prior to the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon the Post-Combination Company’s revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of the Post-Combination Company Board at such time. The Post-Combination Company’s ability to declare dividends may also be limited by restrictive covenants pursuant to any debt financing agreements.
GSH
Historical market price information for GSH’s capital stock is not provided because there is no public market for GSH’s capital stock. See “GSH’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.” GSH currently intends to retain all available funds and any future earnings to fund its business, and it does not anticipate paying any cash dividends in the foreseeable future.

FORWARD-LOOKING STATEMENTS
This proxy statement/prospectus includes forward-looking statements regarding, among other things, the plans, strategies and prospects, both business and financial, of DHHC and GSH. These statements are based on the beliefs and assumptions of the management of DHHC and GSH. Although DHHC and GSH believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, neither DHHC nor GSH can assure you that either will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, and any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes”, “estimates”, “expects”, “projects”, “forecasts”, “may”, “might”, “will”, “should”, “seeks”, “plans”, “scheduled”, “possible”, “anticipates”, “intends”, “aims”, “works”, “focuses”, “aspires”, “strives” or “sets out” or similar expressions.
Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements which speak only as of the date hereof. You should understand that the following important factors, in addition to those discussed under the heading “Risk Factors” and elsewhere in this proxy statement/prospectus, could affect the future results of DHHC and GSH prior to the Business Combination, and the Post-Combination Company following the Business Combination, and could cause those results or other outcomes to differ materially from those expressed or implied in the forward-looking statements in this proxy statement/prospectus. Forward-looking statements in this proxy statement/prospectus may include, for example, statements about:
•
the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of DHHC’s securities;

•
the risk that the Business Combination may not be completed during the Combination Window and the potential failure to obtain an extension of the Combination Window if sought by DHHC;

•
the lack of a third party valuation in determining whether or not to pursue the Business Combination;

•
the amount of the costs, fees, expenses and other charges related to the Business Combination;

•
the outcome of any legal proceedings that may be instituted against DHHC, GSH, the Post-Combination Company or others relating to the Business Combination Agreement, the ancillary agreements contemplated thereby and the Transactions;

•
the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of DHHC or DHHC’s failure to satisfy other conditions to closing;

•
the risk that DHHC will not be able to raise third-party financing to meet the Minimum Cash Condition if redemptions of Public Shares cause the Trust Account to have insufficient funds (after giving effect to redemptions) to achieve the Minimum Cash Condition;

•
changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations;

•
the ability to meet stock exchange listing standards following the consummation of the Business Combination;

•
the risk that the Business Combination disrupts current plans and operations of GSH or diverts management’s attention from GSH’s ongoing business;

•
the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the Post-Combination Company to grow and manage growth profitably, and maintain relationships with customers and suppliers;

•
costs related to the Business Combination;

•
changes in applicable laws or regulations;

•
the possibility that GSH or the Post-Combination Company may be adversely affected by other economic, business, regulatory, and/or competitive factors such as rising interest rates or an economic downturn;

•
GSH’s estimates of expenses and profitability;

•
the evolution of the markets in which GSH competes;

•
the ability of GSH to implement its strategic initiatives; and

•
other factors detailed under the section entitled “Risk Factors.”

These and other factors that could cause actual results to differ from those implied by the forward-looking statements in this proxy statement/prospectus are more fully described under the heading “Risk Factors” and elsewhere in this proxy statement/prospectus. The risks described under the heading “Risk Factors” are not exhaustive. Other sections of this proxy statement/prospectus describe additional factors that could adversely affect the business, financial condition or results of operations of DHHC and GSH prior to the Business Combination, and the Post-Combination Company following the Business Combination. New risk factors emerge from time to time and it is not possible to predict all such risk factors, nor can DHHC or GSH assess the impact of all such risk factors on the business of DHHC and GSH prior to the Business Combination, and the Post-Combination Company following the Business Combination, or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements attributable to DHHC or GSH or persons acting on their behalf are expressly qualified in their entirety by the foregoing cautionary statements. DHHC and GSH prior to the Business Combination, and the Post-Combination Company following the Business Combination, undertake no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
In addition, statements of belief and similar statements reflect the beliefs and opinions of DHHC or GSH, as applicable, on the relevant subject. These statements are based upon information available to DHHC or GSH, as applicable, as of the date of this proxy statement/prospectus, and while such party believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and statements should not be read to indicate that DHHC or GSH, as applicable, has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

RISK FACTORS
These risk factors are not exhaustive and investors are encouraged to perform their own investigation with respect to the business, prospects, financial condition and operating results of DHHC and GSH and the business, prospects, financial condition and operating results of the Post-Combination Company following the completion of the Business Combination. You should carefully consider the following risk factors in addition to the other information included in this proxy statement/prospectus, including matters addressed in the section entitled “Forward-Looking Statements,” before deciding how to vote your DHHC Class A Common Shares. DHHC and GSH may face additional risks and uncertainties that are not presently known to them, or that they currently deem immaterial, which may also impair their or the Post-Combination Company’s respective business, prospects, financial condition or operating results. The following discussion should be read in conjunction with the financial statements of DHHC and GSH and the notes to the financial statements included therein.
Risks Related to UHG’s Business
Unless the context otherwise requires, for purposes of this section, the terms “we,” “us,” “the Company,” “UHG” or “our company” refer to GSH and its subsidiaries prior to the Business Combination, which will be the business of the Post-Combination Company from and after the Business Combination.
UHG’s long-term growth depends upon its ability to acquire developed lots from affiliated land development companies, including Land to Lots, LLC, GS Jacobs Creek, LLC, and PC Land Development Co., LLC (collectively, the “Land Development Affiliates”) or other sellers, and the ability of such sellers to successfully identify and acquire desirable land parcels for residential build-out. A failure to successfully identify and acquire desirable land parcels for residential build-out could adversely affect UHG’s business or financial results.
UHG’s long-term growth depends upon its ability to continually acquire developed lots from the Land Development Affiliates or other sellers on favorable terms. UHG also depends upon the ability of these entities to successfully identify and acquire attractive land parcels for the construction of UHG’s single-family homes at reasonable prices, and to develop such parcels in a manner that meets UHG’s criteria for developed lots. In addition, because UHG employs an asset-light business model, it may have access to fewer and less attractive homebuilding lots than if it owned lots outright, like some of its competitors who do not operate under an asset-light model.
The ability to acquire land parcels for new single-family homes may be adversely affected by changes in the general availability of land parcels, the willingness of land sellers to sell land parcels at reasonable prices, competition for available land parcels, availability of financing to acquire land parcels, zoning, and other market conditions, and there can be no assurance that an adequate supply of land parcels will continue to be available to UHG. If the supply of land parcels appropriate for development of single-family homes is limited because of these factors, or for any other reason, UHG’s ability to grow could be significantly limited, and the number of homes that UHG builds and sells could decline, which could materially and negatively affect its sales, profitability, stock performance, ability to service its debt obligations and future cash flows. To the extent that UHG is unable to purchase developed lots on a timely basis and at reasonable prices, UHG’s home sales revenue and results of operations could be negatively impacted.
UHG’s geographic concentration could materially and adversely affect its business or financial results if the homebuilding industry in its current markets should decline.
UHG currently builds and sells homes in South Carolina, with a smaller presence in Georgia. UHG’s business strategy is focused on the design, construction, and sale of single-family homes and townhomes across these key markets. Because UHG expects that its operations will be concentrated in the Southeastern United States, a prolonged economic downturn in this region, or in a particular industry or sector of employment that is fundamental to this region, could have a material adverse effect on UHG’s business, prospects, liquidity, financial condition, and results of operations, and a disproportionately greater impact on UHG than other homebuilders with more geographically diversified operations.

Constriction of the credit and capital markets could limit UHG’s ability to access financing and increase its costs of capital.
During past economic and housing downturns, the credit markets constricted and reduced some sources of liquidity that were previously available to UHG. Consequently, UHG relied principally on its cash on hand to meet its working capital needs and repay outstanding indebtedness during those times. There likely will be similar periods in the future when financial market upheaval will increase UHG’s cost of capital or limit UHG’s ability to access the debt markets or obtain bank financing. During such times, UHG may not have sufficient cash on hand to meet its working capital needs and repay outstanding indebtedness.
The homebuilding industry is capital-intensive and requires significant up-front expenditures to acquire lots and begin construction on homes. There is no assurance that cash generated from UHG’s operations, borrowings incurred under its current credit agreements or project-level financing arrangements, or proceeds raised in capital markets transactions will be sufficient to finance UHG’s projects or otherwise fund its liquidity needs. If UHG’s future cash flows from operations and other capital resources are insufficient to finance its projects or otherwise fund its liquidity needs, it may be forced to:
•
reduce or delay business activities, lot acquisitions and capital expenditures;

•
sell assets;

•
obtain additional debt or equity capital; or

•
restructure or refinance all or a portion of its debt on or before maturity.

These alternative measures may not be successful and UHG may not be able to accomplish any of these alternatives on a timely basis or on satisfactory terms, if at all. In addition, the terms of UHG’s existing debt may limit its ability to pursue these alternatives. Further, UHG may seek additional capital in the form of project-level financing from time to time. The availability of borrowed funds, especially for construction financing, may be greatly reduced nationally, and the lending community may require increased amounts of equity to be invested in a project by borrowers in connection with both new loans and the extension of existing loans. Construction activities may be adversely affected by any shortage or increased cost of financing or the unwillingness of third parties to engage in joint ventures. Any difficulty in obtaining sufficient capital for planned construction expenditures could cause project delays and any such delay could result in cost increases and may adversely affect UHG’s sales and future results of operations and cash flows.
The risks associated with UHG’s lots under development could adversely affect its business or financial results.
There are risks inherent in controlling, owning and building upon finished lots and housing inventory risks are substantial for UHG’s homebuilding activities. If housing demand declines, UHG may not be able to build and sell homes profitably in some target communities, and it may not be able to fully recover the costs of some of the lots it owns or which it is contracted to purchase. Also, the market value of UHG’s finished lots and housing inventories may fluctuate significantly due to changes in market conditions. As a result, its deposits for lots controlled under purchase contracts may be put at risk because the measures it employs to manage inventory risk, including its asset-light lot operating strategy, may not be adequate to insulate operations from a severe drop in inventory values, and it may have to sell homes for a lower profit margin or record inventory impairment charges on its lots.
Because real estate investments are relatively illiquid, UHG’s ability to promptly sell one or more properties for reasonable prices in response to changing economic, financial, and investment conditions may be limited, and it may be forced to hold non-income producing properties for extended periods of time. UHG cannot predict whether it will be able to sell any property for the price or on the terms that it sets or whether any price or other terms offered by a prospective purchaser would be acceptable, nor can it predict the length of time needed to find a willing purchaser and to close the sale of a property. A significant deterioration in economic or homebuilding industry conditions may result in substantial inventory impairment charges. If UHG is unable to develop its communities successfully or within expected timeframes, its results of operations could be adversely affected.

Because most of UHG’s customers finance the purchase of their homes, the terms and availability of mortgage financing can affect the demand for and the ability to complete the purchase of a home, which could materially and adversely affect UHG.
A substantial majority of UHG’s customers finance their home purchases through lenders that provide mortgage financing. Rising interest rates, decreased availability of mortgage financing, reduced access to certain mortgage programs, higher down payment requirements or increased monthly mortgage costs, among other factors, may lead to reduced demand for UHG’s homes and mortgage loans. Mortgage interest rates have generally trended downward for the last several decades and reached historic lows in the summer of 2020, which made the homes UHG sells more affordable. However, more recently, mortgage interest rates have abruptly climbed, and UHG cannot predict whether they will continue to climb, remain at the current levels, or fall. If mortgage rates continue at current levels or climb further, the ability of prospective homebuyers to finance home purchases may be adversely affected and, as a result, UHG’s business, operating results and financial condition may be adversely affected.
Decreases in the availability of credit and increases in the cost of credit adversely affect the ability of homebuyers to obtain or service mortgage debt. Entry-level and first-time move-up homebuyers are the primary source of demand for UHG’s new homes. Entry-level homebuyers are generally more affected by the availability of financing than other potential homebuyers. Entry-level homebuyers are an important source of UHG’s demand, representing 54.2% and 51.4% of total sales by unit during the year ended December 31, 2021 and the nine months ended September 30, 2022, respectively. In addition, many of UHG’s potential move-up homebuyers must sell their existing homes in order to buy a home from UHG. Where potential homebuyers must sell their existing homes in order to buy a new home, increases in mortgage costs, lack of availability of mortgages, and/or regulatory changes could prevent the buyers of potential homebuyers’ existing homes from obtaining a mortgage, which would result in the inability of a significant number of UHG’s potential customers to buy a new home. Similar risks apply to those buyers who are awaiting delivery of their homes and are currently in backlog. The success of homebuilders depends on the ability of potential homebuyers to obtain mortgages for the purchase of homes. If UHG’s customers (or potential buyers of its customers’ existing homes) cannot obtain suitable financing, UHG’s sales and results of operations could be adversely affected and the price of its securities may decline.
The federal government has taken on a significant role in supporting mortgage lending through its conservatorship of the Federal National Mortgage Association (“Fannie Mae”) and the Federal Home Loan Mortgage Corporation (“Freddie Mac”), both of which purchase home mortgages and mortgage-backed securities originated by mortgage lenders, and its insurance of mortgages originated by lenders through the Federal Housing Administration (“FHA”) and Veterans Administration (“VA”). The FHA insures mortgage loans that generally have lower credit requirements and is an important source for financing the sale of UHG’s homes. The secondary market for mortgage loans continues to primarily prefer securities backed by Fannie Mae, Freddie Mac or Ginnie Mae, and UHG believes the liquidity these agencies provide to the mortgage industry is important to the housing market. The availability and affordability of mortgage loans, including interest rates for such loans, could be adversely affected by a curtailment or cessation of the federal government’s mortgage-related programs or policies. Additionally, the FHA may continue to impose stricter loan qualification standards, raise minimum down payment requirements, impose higher mortgage insurance premiums and other costs, or limit the number of mortgages it insures. Due to federal budget deficits, the U.S. Treasury may not be able to continue supporting the mortgage-related activities of Fannie Mae, Freddie Mac, the FHA and the VA at present levels, or it may revise significantly the federal government’s participation in and support of the residential mortgage market. Because the availability of Fannie Mae, Freddie Mac, FHA and VA-backed mortgage financing is an important factor in marketing and selling many of UHG’s homes, any limitations, restrictions or changes in the availability of such government-backed financing could reduce UHG’s home sales, which could have a material adverse effect on its business, prospects, liquidity, financial condition and results of operations.
Increases in UHG’s home cancellation rate could have a negative impact on its home sales revenue and gross profit.
UHG’s backlog reflects sales contracts with homebuyers for homes that have not yet been delivered. UHG has received a deposit from a homebuyer for most homes reflected in its backlog and, generally, has the right to retain the deposit if the homebuyer fails to comply with his or her obligations under the sales contract, subject to certain exceptions, including as a result of state and local law, the homebuyer’s inability to sell his or her current home or, in certain circumstances, the homebuyer’s inability to obtain suitable financing. Home order cancellations negatively impact the number of closed homes, net new home orders, home sales revenue and results of operations, as well as the number of homes in backlog. Home order cancellations can result from a number of factors, including declines or slow appreciation in the market value of homes, increases in the supply of homes available to be purchased, increased competition, higher mortgage interest rates, homebuyers’ inability to sell their existing homes, homebuyers’ inability to obtain suitable financing, including providing sufficient down payments, and adverse changes in economic conditions. Cancellation rates has been on the rise in the broad market in recent months. An increase in the level of UHG’s home order cancellations could have a negative impact on its business, prospects, liquidity, financial condition and results of operations.
Tax law changes that increase the after-tax costs of owning a home could prevent potential customers from buying UHG’s homes and adversely affect its business or financial results.
Changes in federal income tax laws may affect the demand for new homes. Significant expenses of owning a home, including mortgage interest and real estate taxes, have historically been deductible expenses for an individual’s U.S. federal, and in some cases, state income taxes, subject to various limitations under current tax law and policy. The Tax Cuts and the Jumpstart Our Business Startups Act (the “JOBS Act”), which became effective January 1, 2018, includes provisions which impose significant limitations with respect to these income tax deductions. For instance, the annual deduction for real estate taxes and state local income taxes (or sales in lieu of income taxes) is now generally limited to $10,000. Furthermore, through the end of 2025, the deduction for mortgage interest is generally only available with respect to the first $750,000 of a new mortgage and there is no longer a federal deduction for interest on home equity loans. If the U.S. federal government or a state government further changes its income tax laws to further eliminate or substantially limit these income tax deductions, the after-tax cost of owning a new home would further increase for many potential customers. The resulting loss or reduction of these homeowner tax deductions that have historically been available has and could further reduce the perceived affordability of homeownership, and therefore the demand for and sales price of new homes, including those built by UHG. In addition, increases in property tax rates or fees on developers by local governmental authorities, as experienced in response to reduced federal and state funding or to fund local initiatives, such as funding schools or road improvements, or increases in insurance premiums can adversely affect the ability of potential customers to obtain financing or their desire to purchase new homes, and can have an adverse impact on UHG’s business and financial results.
UHG cannot make any assurances that its growth strategies will be successful or will not expose it to additional risks or result in other negative consequences to its business or financial results.
UHG intends to achieve its primary business objectives by executing on its growth strategies of continuing to leverage key macro housing trends, capitalizing on strong growth in core markets, engaging in accretive mergers and acquisitions, entering into programmatic build-to-rent partnerships, and identifying ancillary revenue growth opportunities, all of which are discussed in detail in the “Information About GSH” section of this proxy statement/prospectus. While UHG has a record of growth and significant achievement in the past, this does not guarantee UHG will continue to perform successfully.
UHG will employ an asset-light lot acquisition strategy with a focus on the design, construction and sale of single-family homes and townhomes, and will utilize the Land Development Affiliates to handle land acquisition and development to maximize profits and enhance its access to capital. See “Information About GSH — Land Acquisition Strategy and Development Process” herein for additional information. UHG has not previously operated under this structure, and since land development is critical to homebuilding and sales, this measure could adversely affect its results of operations.
UHG intends to capitalize on its demonstrated operational experience to grow its market share within its existing markets and to opportunistically expand into new markets where it identifies strong economic and demographic trends that provide opportunities to build homes that meet its profit and return objectives. These strategic decisions may not advance its business strategy, provide a satisfactory return on its investment or provide any other anticipated benefits. Additionally, the execution and integration of any of these growth and expansion initiatives may not be successful and may require significant time and resources, which would divert management’s attention from other operations. Any of these initiatives could also expose UHG to material liabilities not discovered in the due diligence process and may lead to litigation. If these initiatives under-perform expectations or are unsuccessful, UHG may incur significant expenses or write-offs of inventory, other assets or intangible assets such as goodwill and company brand, and this will adversely affect UHG’s business and financial results.
UHG may not be able to complete or successfully integrate any potential future acquisitions or experience challenges in realizing expected benefits of each such acquisition.
From time to time, UHG may evaluate possible acquisitions, some of which may be material. Potential future acquisitions may pose significant risks to UHG’s existing operations if they cannot be successfully integrated. These acquisitions would place additional demands on UHG’s managerial, operational, financial and other resources and create operational complexity requiring additional personnel and other resources. In addition, UHG may not be able to successfully finance or integrate any businesses that it acquires. Furthermore, the integration of any acquisition may divert management’s time and resources from UHG’s core business and disrupt its operations. Moreover, even if UHG is successful in integrating newly acquired businesses or assets, expected synergies or cost savings may not materialize, resulting in lower than expected benefits to UHG from such transactions. UHG may spend time and money on projects that do not increase its revenue. Additionally, when making acquisitions, it may not be possible for UHG to conduct a detailed investigation of the nature of the business or assets being acquired, for instance, due to time constraints in making the decision and other factors. UHG may become responsible for additional liabilities or obligations not foreseen at the time of an acquisition. To the extent UHG pays the purchase price of an acquisition in cash, such an acquisition would reduce its cash reserves, and, to the extent the purchase price of an acquisition is paid with UHG’s stock, such an acquisition could be dilutive to UHG’s stockholders. To the extent UHG pays the purchase price of an acquisition with proceeds from the incurrence of debt, such an acquisition would increase UHG’s level of indebtedness and could negatively affect its liquidity and restrict its operations. Further, to the extent that the purchase price of an acquisition is paid in the form of an earn out on future financial results, the success of such an acquisition will not be fully realized by UHG for a period of time as it is shared with the sellers. All of the above risks could have a material adverse effect on UHG’s business, prospects, liquidity, financial condition and results of operations.
Failure to find suitable subcontractors may have a material adverse effect on UHG’s standards of service.
Substantially all of UHG’s construction work is done by third-party subcontractors with UHG acting as the general contractor. Accordingly, the timing and quality of UHG’s construction depends on the availability and skill of its subcontractors. The difficult operating environment over the last seven years in the United States has resulted in the failure of some subcontractors’ businesses and may result in further failures. In addition, reduced levels of homebuilding in the United States have led to some skilled tradesmen leaving the industry to take jobs in other sectors. UHG does not have long-term contractual commitments with any subcontractors, and there can be no assurance that skilled subcontractors will continue to be available at reasonable rates and in the areas in which UHG conducts its operations.
In the future, certain of the subcontractors UHG engages with may be represented by labor unions or subject to collective bargaining arrangements that require the payment of prevailing wages that are higher than normally expected on a residential construction site. A strike or other work stoppage involving any of UHG’s subcontractors could also make it difficult to retain subcontractors for its construction work. In addition, union activity could result in UHG paying higher costs to retain its subcontractors. The inability to contract with skilled subcontractors at reasonable costs on a timely basis could have a material adverse effect on UHG’s business, prospects, liquidity, financial condition, and results of operations.
UHG could be adversely affected by efforts to impose joint employer liability on it for labor law violations committed by its subcontractors.
Although subcontractors are independent of the homebuilders that contract with them under normal management practices and the terms of trade contracts and subcontracts within the homebuilding industry,

if regulatory agencies reclassify the employees of subcontractors as employees of homebuilders, UHG could be responsible for wage, hour, and other employment-related liabilities of their subcontractors, which could adversely affect its results of operations and business or financial results.
UHG may suffer significant financial harm and loss of reputation if it does not comply, cannot comply or is alleged to have not complied with applicable laws, rules and regulations concerning its classification and compensation practices for independent contractors.
UHG retains various independent contractors and subcontractors. With respect to these independent contractors, UHG is subject to the IRS regulations and applicable state law guidelines regarding independent contractor classification. These regulations and guidelines are subject to judicial and agency interpretation, and it might be determined that the independent contractor classification is inapplicable to any sales agents, vendors or any other entity characterized as an independent contractor. Further, if legal standards for the classification of independent contractors change or appear to be changing, UHG may need to modify its compensation and benefits structure for such independent contractors, including by paying additional compensation or reimbursing expenses.
There can be no assurance that legislative, judicial, administrative or regulatory (including tax) authorities will not introduce proposals or assert interpretations of existing rules and regulations that would change the independent contractor classification of any individual or vendor currently characterized as independent contractors doing business with us. Potential changes, if any, with respect to such classification could have a significant effect on UHG’s operating model. Further, the costs associated with any such potential changes could have a significant effect on UHG’s results of operations and financial condition if it were unable to pass through an increase in price corresponding to such increased costs to its customers. Additionally, UHG could incur substantial costs, penalties and damages, including back pay, unpaid benefits, taxes, expense reimbursement and attorneys’ fees in defending future challenges to its employment classification or compensation practices.
UHG is required to obtain performance bonds and other government approvals, the unavailability of which could adversely affect its results of operations and cash flows.
UHG is often required to provide surety bonds to secure its performance or obligations under construction contracts, development agreements and other arrangements. Its ability to obtain surety bonds primarily depends upon its credit rating, financial condition, past performance and other factors, including the capacity of the surety market and the underwriting practices of surety bond issuers. The ability to obtain surety bonds also can be impacted by the willingness of insurance companies to issue performance bonds for construction and development activities. In addition, some municipalities and governmental authorities have been reluctant to accept surety bonds and instead require enhancements such as cash deposits or letters of credit, in order to maintain existing bonds or to issue new bonds. If UHG is unable to obtain surety bonds when required, or if it is required to provide credit enhancements with respect to its current or future bonds or in place of bonds, its results of operations and cash flows could be adversely affected.
UHG may suffer uninsured losses or suffer material losses in excess of insurance limits adversely affecting its business or financial results.
Material losses or liabilities in excess of insurance proceeds may occur in the future. UHG could suffer physical damage to property and liabilities resulting in losses that may not be fully compensated by insurance. In addition, certain types of risks, such as personal injury claims, may be, or may become in the future, either uninsurable or not economically insurable, or may not be currently or in the future covered by its insurance policies. The costs of insuring against construction defect, product liability and director and officer claims are substantial, and the cost of insurance for its operations may rise, deductibles and retentions may increase and the availability of insurance may diminish. Should an uninsured loss or a loss in excess of insured limits occur, UHG could sustain financial loss or lose capital invested in the affected property as well as anticipated future income from that property. In addition, it could be liable to repair damage or meet liabilities caused by uninsured risks, and may also be liable for any debt or other financial obligations related to affected property. Material losses or liabilities in excess of insurance proceeds may occur in the future.

In the United States, the coverage offered and the availability of general liability insurance for construction defects is currently limited and is costly. As a result, an increasing number of UHG’s subcontractors in the United States may be unable to obtain insurance. If UHG cannot effectively recover construction defect liabilities and costs of defense from its subcontractors or their insurers, or if it has self-insured liabilities, it may suffer losses. Coverage may be further restricted and become even more costly. Such circumstances could adversely affect UHG’s business, financial condition, and operating results.
UHG is subject to litigation and other legal proceedings that could harm its business if an unfavorable ruling were to occur.
From time to time, UHG is involved in litigation and other legal proceedings relating to claims arising from its operations in the normal course of business. UHG is currently subject to certain legal proceedings. Litigation is subject to inherent uncertainties, and unfavorable rulings may occur. These or other litigation or legal proceedings could materially affect UHG’s ability to conduct its business in the manner that it expects or otherwise adversely affect UHG should an unfavorable ruling occur.
A major health and safety incident relating to UHG’s business could be costly in terms of potential liabilities and reputational damage.
Operating in the homebuilding industry poses certain inherent health and safety risks and building sites are inherently dangerous. Due to health and safety regulatory requirements and the number of projects UHG works on, health and safety performance is critical to the success of all areas of its business. Any failure in health and safety performance may result in penalties for non-compliance with relevant regulatory requirements or litigation, and a failure that results in a major or significant health and safety incident is likely to be costly in terms of potential liabilities incurred as a result. Such a failure could generate significant negative publicity and have a corresponding impact on its reputation, its relationships with relevant regulatory agencies, governmental authorities and local communities, and its ability to win new business, which in turn could have a material adverse effect on its business, prospects, liquidity, financial condition and results of operations.
Difficulties with appraisal valuations in relation to the proposed sales price of UHG’s homes could force UHG to reduce the price of its homes for sale.
UHG’s home sales may require an appraisal of each home value before closing. Appraisals are professional judgments of the market value of the property and are based on a variety of market factors. If UHG’s internal valuations of the market and pricing do not line up with the appraisal valuations and appraisals are not at or near the agreed upon sales price, UHG may be forced to reduce the sales price of the home to complete the sale. These appraisal issues could have a material adverse effect on UHG’s business and results of operations.
Fluctuations in real estate values may require UHG to write-down the book value of its real estate assets.
The homebuilding industry is subject to significant variability and fluctuations in real estate values. As a result, UHG may be required to write-down the book value of its real estate assets in accordance with GAAP, and some of those write-downs could be material. Any material write-downs of assets could have a material adverse effect on UHG’s business, prospects, liquidity, financial condition and results of operations.
UHG may not be able to compete effectively against competitors in the homebuilding industry.
UHG operates in a very competitive environment which is characterized by competition from a number of other homebuilders in each market in which it operates. Additionally, there are relatively low barriers to entry into the business. UHG competes with numerous large national and regional homebuilding companies and with smaller local homebuilders and land developers for, among other things, home buyers, desirable land parcels, financing, raw materials and skilled management and labor resources. These competitors may independently develop land and construct housing units that are superior or substantially similar to UHG’s products. Increased competition could hurt UHG’s business, as it could prevent UHG from acquiring attractive lots on which to build homes or make such acquisitions more expensive, hinder its market share expansion and cause it to increase its selling incentives and reduce its prices. If UHG is unable to compete effectively in its markets, its business could decline disproportionately to its competitors, and its results of operations and financial condition could be adversely affected.
UHG may be at a competitive disadvantage with regard to certain of its large national and regional homebuilding competitors whose operations are more geographically diversified than UHG’s, as these competitors may be better able to withstand any future regional downturn in the housing market. UHG competes directly with a number of large national and regional homebuilders that may have longer operating histories and greater financial and operational resources than UHG. Many of these competitors also have longstanding relationships with subcontractors and suppliers in the markets in which UHG operates. This may give competitors an advantage in securing materials and labor at lower prices, marketing their products and allowing their homes to be delivered to customers more quickly and at more favorable prices. This competition could reduce UHG’s market share and limit its ability to expand the business as planned.
UHG’s mortgage brokering joint venture may not be able to compete effectively in this area.
UHG will participate in the brokering of mortgage loans through its engagement in its joint venture mortgage brokerage company, Homeowners Mortgage, which was recently launched and brokers loans for financing UHG’s home sales. The competitors to Homeowners Mortgage include mortgage brokers and lenders, including national, regional and local mortgage brokers, banks, and other financial institutions. Some of these competitors are subject to fewer governmental regulations and have greater access to capital than Homeowners Mortgage, and some of them may operate with different criteria. These competitors may offer a broader or more attractive array of financing and other products and services to potential customers than Homeowners Mortgage. For these reasons, Homeowners Mortgage, and therefore UHG, may not be able to compete effectively in the mortgage banking business.
Homeowners Mortgage may be adversely affected by changes in governmental regulation.
Changes in governmental regulation with respect to mortgage brokers and lenders could adversely affect the financial results of Homeowners Mortgage, which in turn could adversely affect UHG’s business. Homeowners Mortgage is subject to numerous federal, state and local laws and regulations, which, among other things: prohibit discrimination and establish underwriting guidelines; require appraisals and/or credit reports on prospective borrowers and disclosure of certain information concerning credit and settlement costs; establish maximum loan amounts; prohibit predatory lending practices; and regulate the referral of business to affiliated entities.
The regulatory environment for mortgage lending is complex and ever changing and has led to an increase in the number of audits, examinations and investigations in the industry. The 2008 housing downturn resulted in numerous changes in the regulatory framework of the financial services industry. More recently, in response to COVID-19, federal agencies, state governments and private lenders are proactively providing relief to borrowers in the housing market by, subject to requirements, suspending home foreclosures and granting payment forbearance, among other things. These relief measures are temporary, but these changes and others could become incorporated into the current regulatory framework. Any changes or new enactments could result in more stringent compliance standards, which could adversely affect UHG’s financial condition and results of operations and the market perception of its business. Additionally, if Homeowners Mortgage is unable to broker mortgages for any reason going forward, its customers may experience significant mortgage loan funding issues, which could have a negative impact on UHG’s homebuilding business.
UHG’s business and financial results could be adversely affected by significant inflation, higher interest rates or deflation.
Inflation can adversely affect UHG by increasing costs of the lots, materials and labor it needs to operate its business. In addition, significant inflation is often accompanied by higher interest rates, which have a negative impact on housing affordability, thereby further decreasing demand. In a highly inflationary environment, depending on industry and other economic conditions, UHG may be precluded from raising home prices enough to keep up with the rate of inflation, which could reduce its profit margins. Moreover, in a highly inflationary environment, its cost of capital, labor and materials can increase, and the purchasing power of its cash resources can decline, which could have an adverse impact on its business or financial results.

Alternatively, a significant period of deflation could cause a decrease in overall spending and borrowing levels. This could lead to deterioration in economic conditions, including an increase in the rate of unemployment. Deflation could also cause the value of UHG’s inventories to decline or reduce the value of existing homes below the related mortgage loan balance, which could potentially increase the supply of existing homes. If oil prices decline significantly, economic conditions in markets that have significant exposure to the energy sector may weaken. These, or other factors that increase the risk of significant deflation, could have a negative impact on UHG’s business or financial results.
UHG will be subject to financial reporting and other requirements as a public company for which its accounting and other management systems and resources may not be adequately prepared adversely impacting stock price.
As a public company with listed equity securities, UHG will need to comply with laws, regulations, and requirements, including the requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), certain corporate governance provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), related regulations of the U.S. Securities and Exchange Commission (the “SEC”) and requirements of Nasdaq, with which it was not required to comply as a private company. The Exchange Act requires that UHG file annual, quarterly, and current reports with respect to its business and financial condition. The Sarbanes-Oxley Act requires, among other things, that UHG establish and maintain effective internal controls and procedures for financial reporting.
Section 404 of the Sarbanes-Oxley Act requires UHG’s management and independent auditors to report annually on the effectiveness of its internal control over financial reporting. However, UHG is an “emerging growth company,” as defined in the JOBS Act, and, so for as long as it continues to be an emerging growth company, it intends to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404. Once UHG is no longer an emerging growth company or, if prior to such date, it opts to no longer take advantage of the applicable exemptions, it will be required to include an opinion from its independent auditors on the effectiveness of its internal control over financial reporting.
UHG would cease to be an “emerging growth company” upon the earliest of: (i) the end of the fiscal year following the fifth anniversary of its Initial Public Offering, (ii) the first fiscal year after its annual gross revenues are $1.235 billion or more, (iii) the date on which it has, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities or (iv) as of the end of any fiscal year in which the market value of the UHG Common Shares held by non-affiliates exceeded $700,000,000 as of the end of the second quarter of that fiscal year.
These reporting and other obligations will place significant demands on management, administrative, operational, and accounting resources and will cause UHG to incur significant expenses. It may need to upgrade its systems or create new systems, implement additional financial and management controls, reporting systems and procedures, create or outsource an internal audit function, and hire additional accounting and finance staff. If it is unable to accomplish these objectives in a timely and effective fashion, its ability to comply with the financial reporting requirements and other rules that apply to reporting companies could be impaired. Any failure to maintain effective internal control over financial reporting could have a material adverse effect on UHG’s business, prospects, liquidity, financial condition, and results of operations.
As a public company, these rules and regulations make it more expensive for UHG to obtain director and officer liability insurance. These factors could also make it more difficult to attract and retain qualified members to the Board of Directors, particularly to serve on the audit committee and compensation committee, and qualified executive officers.
As a result of disclosure of information in this prospectus and in filings required of a public company, UHG’s business and financial condition is more visible, which it believes may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, UHG’s business and operating results could be adversely affected, and even if the claims do not result in litigation or are resolved in UHG’s favor, these claims, and the time and resources necessary to resolve them, could divert the resources of UHG’s management and adversely affect its business and operating results.

As a public company, UHG is obligated to develop and maintain proper and effective internal control over financial reporting. UHG may not complete its analysis of its internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in UHG and, as a result, the value of its securities.
UHG is required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of its internal control over financial reporting as of the end of its fiscal year. This assessment will need to include disclosure of any material weaknesses identified by UHG’s management in its internal control over financial reporting. UHG is in the early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404 of the Sarbanes-Oxley Act. It may not be able to complete its evaluation, testing, and any required remediation in a timely fashion. During the evaluation and testing process, if UHG identifies one or more material weaknesses in its internal control over financial reporting, it will be unable to assert that its internal controls are effective. If it is unable to assert that its internal control over financial reporting is effective, it could lose investor confidence in the accuracy and completeness of its financial reports, which would cause the price of its securities to decline, and it may be subject to investigation or sanctions by the SEC.
UHG previously identified material weaknesses in its internal control over financial reporting. If its remediation of these material weaknesses is not effective, or if UHG identifies additional material weaknesses in the future or otherwise fails to maintain an effective system of internal controls, UHG may not be able to accurately or timely report its financial condition or results of operations, which may adversely affect investor confidence in UHG and, as a result, the value of UHG Class A Common Shares.
As a privately-held company, GSH was not required to evaluate its internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404(a) of the Sarbanes-Oxley Act, or Section 404.
In the course of preparing the financial statements that are included in this proxy statement/prospectus, GSH’s management determined that certain material weaknesses existed within GSH’s internal controls over financial reporting. The material weaknesses identified relate to (i) failure to properly evaluate certain transactions in accordance with U.S. GAAP, including failure to record revenues and cost of sales in accordance with Accounting Standards Codification (“ASC”) 606; (ii) lack of appropriate documented review of related party transactions; (iii) controls related to recordation of certain expenses and payables were not appropriate, which includes recordation in proper periods; (iv) lack of second level reviews in certain areas; (v) a lack of or improper segregation of duties; (vi) failure to retain evidence of review of multiple key controls; (vii) lack of formal control review and documentation required by COSO principles; and (viii) multiple IT related control deficiencies. GSH concluded that the material weakness in its internal control over financial reporting occurred because it was a private company and did not have the necessary business processes, systems, personnel, and related internal controls necessary to satisfy the accounting and financial reporting requirements of a public company. In order to remediate the material weaknesses, GSH is updating various processes and implementing certain changes to its internal processes. See “GSH’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Internal Controls Over Financial Reporting.”
GSH and, after the Business Combination, the Post-Combination Company, may not be able to fully remediate the identified material weakness until the steps described above have been completed and its internal controls have been operating effectively for a sufficient period of time. GSH believes it has already and will continue to make progress in its remediation plan during the year ending December 31, 2022, but cannot assure you that it or, after the Business Combination, the Post-Combination Company, will be able to fully remediate the material weakness by such time. If the steps GSH and the Post-Combination Company take do not correct the material weakness in a timely manner, UHG will be unable to conclude that it maintains effective internal control over financial reporting. Accordingly, there could continue to be a reasonable possibility that a material misstatement of UHG’s financial statements would not be prevented or detected on a timely basis. UHG also may incur significant costs to execute various aspects of its remediation plan but cannot provide a reasonable estimate of such costs at this time.

GSH and its independent registered public accounting firm were not required to, and did not, perform an evaluation of its internal control over financial reporting as of December 31, 2021 nor any period subsequent in accordance with the provisions of the Sarbanes-Oxley Act. Accordingly, GSH cannot assure you that it has identified all material weaknesses. Material weaknesses may still exist when UHG reports on the effectiveness of its internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act after the completion of the Business Combination.
In the future, it is possible that additional material weaknesses or significant deficiencies may be identified that UHG may be unable to remedy before the requisite deadline for these reports. UHG’s ability to comply with the annual internal control reporting requirements will depend on the effectiveness of its financial reporting and data systems and controls across the company. Any weaknesses or deficiencies or any failure to implement new or improved controls, or difficulties encountered in the implementation or operation of these controls, could harm UHG’s operating results and cause it to fail to meet its financial reporting obligations, or result in material misstatements in its consolidated financial statements, which could adversely affect its business and reduce its stock price.
If UHG is unable to conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404, UHG’s independent registered public accounting firm may not issue an unqualified opinion. If UHG is unable to conclude that it has effective internal control over financial reporting, investors could lose confidence in its reported financial information, which could have a material adverse effect on the trading price of UHG Common Shares. Failure to remedy any material weakness in its internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict UHG’s future access to the capital markets.
Negative publicity may affect UHG’s business performance and could affect its stock price.
Unfavorable media related to UHG’s industry, company, brands, marketing, personnel, operations, business performance, or prospects may affect its stock price and the performance of its business, regardless of the accuracy or inaccuracy of the media report. UHG’s success in maintaining, extending, and expanding its brand image depends on its ability to adapt to a rapidly changing media environment. Adverse publicity or negative commentary on social media outlets, such as blogs, websites, or newsletters, could hurt operating results, as consumers might avoid brands that receive bad press or negative reviews. Negative publicity may result in a decrease in operating results that could lead to a decline in the price of its securities and cause you to lose all or a portion of your investment.
Public health issues such as a major epidemic or pandemic could adversely affect UHG’s business or financial results.
The United States and other countries have experienced, and may experience in the future, outbreaks of contagious diseases that affect public health and public perception of health risk. In December 2019, COVID-19 emerged in the Wuhan region of China and subsequently spread worldwide. The World Health Organization declared COVID-19 a pandemic, resulting in federal, state and local governments and private entities mandating various restrictions, requiring closure of non-essential businesses for a period of time. In all of the municipalities in which UHG operates, residential construction and financial services have been deemed essential businesses as part of critical infrastructure, and UHG has continued its homebuilding operations in those markets. UHG implemented operational protocols to comply with social distancing and other health and safety standards as required by federal, state and local government agencies, taking into consideration guidelines of the Centers for Disease Control and Prevention and other public health authorities.
UHG has experienced some supply-chain issues that delayed deliveries related to COVID-19. As of the date of this proxy statement/prospectus, UHG’s projects are on-schedule and UHG does not expect operations to be materially impacted by the COVID-19 pandemic. UHG has not experienced significant impacts from COVID-19 on its revenue in 2021 or in 2022, but it may experience impacts from quarantines, market downturns, and changes in consumer behavior related to the pandemic in 2023 and in the future. The extent to which the COVID-19 outbreak or a similar pandemic may impact UHG’s business, results of operations, liquidity and financial condition will depend on future developments that are highly uncertain and cannot be predicted, including the ultimate geographic spread of COVID-19; the severity of the virus; the duration of the outbreak; the length of travel restrictions; business closures imposed by the governments of impacted countries, states, and municipalities; the implementation, rollout, and efficacy of a vaccine; and any new information that may emerge concerning the severity of the virus and the actions to contain its impact.
Increasing attention to environmental, social and governance matters may impact UHG’s business, financial results or stock price.
In recent years, increasing attention has been given to corporate activities related to environmental, social and governance (“ESG”) matters in public discourse and the investment community. A number of advocacy groups, both domestically and internationally, have campaigned for governmental and private action to promote change at public companies related to ESG matters, including through the investment and voting practices of investment advisers, public pension funds, universities and other members of the investing community. These activities include increasing attention and demands for action related to climate change and promoting the use of energy saving building materials. A failure to comply with investor or customer expectations and standards, which are evolving, or if UHG is perceived to not have responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, could also cause reputational harm to UHG’s business and could have a material adverse effect on UHG. In addition, organizations that provide information to investors on corporate governance and related matters have developed ratings systems for evaluating companies on their approach to ESG matters. These ratings are used by some investors to inform their investment and voting decisions. Unfavorable ESG ratings may lead to increased negative investor sentiment toward UHG and its industry and to the diversion of investment to other industries, which could have a negative impact on UHG’s stock price and access to and costs of capital.
An information systems interruption or breach in security could adversely affect UHG.
UHG relies on accounting, financial and operational management information systems to conduct its operations. Any disruption in these systems, or the systems of affiliates and other third-parties that UHG conducts business with, could adversely affect UHG’s ability to conduct its business. UHG’s computer systems are subject to damage or interruption from power outages, computer attacks by hackers, viruses, catastrophes, hardware and software failures and breach of data security protocols by its personnel or third-party service providers. If UHG were to experience a significant period of disruption in information technology systems that involve interactions with customers or suppliers, it could result in the loss of sales and customers and significant incremental costs, which could adversely affect its business.
Furthermore, any security breach of information systems or data could result in the misappropriation or unauthorized disclosure of proprietary, personal and confidential information, including information related to employees, counter-parties, and customers, which could result in a violation of applicable privacy and other laws, significant legal and financial exposure, damage to its reputation and a loss of confidence in its security measures, which could harm its business. While UHG has not experienced cyber security incidents in the past, there can be no assurance that future cyber security incidents will not have a material impact on UHG’s business or operations.
UHG’s business is subject to complex and evolving U.S. laws and regulations regarding privacy and data protection.
As part of UHG’s normal business activities, UHG collects and stores certain information, including information specific to homebuyers, customers, employees, vendors and suppliers. UHG may share some of this information with third parties who assist UHG with certain aspects of its business. The regulatory environment surrounding data privacy and protection is constantly evolving and can be subject to significant change. Laws and regulations governing data privacy and the unauthorized disclosure of confidential information pose increasingly complex compliance challenges and potentially elevate UHG’s costs. Any failure, or perceived failure, by UHG to comply with applicable data protection laws could result in proceedings or actions against UHG by governmental entities or others, subject UHG to significant fines, penalties, judgments and negative publicity, require UHG to change its business practices, increase the costs and complexity of compliance and adversely affect UHG’s business. As noted above, UHG is also subject to the possibility of cyber incidents or attacks, which themselves may result in a violation of these laws.

Additionally, if UHG acquires a company that has violated or is not in compliance with applicable data protection laws, UHG may incur significant liabilities and penalties as a result.
Acts of war or terrorism may seriously harm UHG’s business.
Acts of war, any outbreak or escalation of hostilities between the United States and any foreign power or acts of terrorism may cause disruption to the U.S. economy, or the local economies of the markets in which UHG operates, cause shortages of building materials, increase costs associated with obtaining building materials, result in building code changes that could increase costs of construction, affect job growth and consumer confidence, or cause economic changes that UHG cannot anticipate. Each of these events could reduce demand for UHG’s homes and adversely impact its business, prospects, liquidity, financial condition and results of operations.
Risks Related to the Homebuilding Industry
The homebuilding industry is cyclical and affected by changes in general economic, real estate or other conditions that could adversely affect UHG’s business or financial results.
The residential homebuilding industry is highly cyclical and can be significantly affected by changes in local and general economic conditions that are outside of UHG’s control, including changes in:
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the availability of construction and permanent mortgages;

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the supply of developable land in markets in which UHG operates;

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the supply of building materials and appliances;

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consumer confidence, income and spending generally and the confidence, income and spending of potential homebuyers in particular;

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levels of employment, job and personal income growth, and household debt-to-income levels;

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the availability and costs of financing for homebuyers;

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private and federal mortgage financing programs and federal, state, and local regulation of lending practices related to the purchase of homes;

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short- and long-term interest rates;

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federal and state income tax provisions, including provisions for the deduction of mortgage interest payments;

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real estate taxes;

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inflation;

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the ability of existing homeowners to sell their existing homes at prices that are acceptable to them;

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housing demand from population growth and other demographic changes (including immigration levels and trends in urban and suburban migration);

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the supply of new or existing homes and other housing alternatives to new homes, such as apartments, foreclosed homes, homes held for sale by investors, and other existing residential and rental property;

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the physical and mental health of homebuyers;

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inclement weather, natural disasters, other calamities and other environmental conditions that can delay the delivery of our homes and/or increase UHG’s costs;

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demographic trends; and

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U.S. and global financial system and credit markets, including stock market and credit market volatility.

Adverse changes in these general and local economic conditions or a downturn in the broader economy would have a negative impact on UHG’s business and financial results. Changes in these economic conditions may affect some of UHG’s regions or markets more than others. If adverse conditions affect the larger markets that UHG serves, they could have a disproportionately greater impact on UHG than on other homebuilding companies. In addition, an important segment of UHG’s customer base consists of first-time and second-time move-up buyers, who often purchase homes subject to contingencies related to the sale of their existing homes, and therefore will be affected by downturn in the resale market. Further, UHG also competes with the resale, or “previously owned,” home market. The difficulties facing these buyers in selling their homes during periods of economic downturn may adversely affect UHG’s sales, and moreover, during such periods UHG may need to reduce its sale prices and offer greater incentives to buyers to compete for sales, which may reduce its margins.
In the past, the federal government’s fiscal and trade policies and economic stimulus actions have created uncertainty in the financial markets and caused volatility in interest rates, which impacted business and consumer behavior, particularly in the real estate industry. Monetary policy actions affecting interest rates or fiscal policy actions and new legislation related to taxation, spending levels or borrowing limits, along with the related political debates, conflicts and compromises associated with such actions, may negatively impact the financial markets and consumer confidence. Such events could hurt the U.S. economy and the housing market and, in turn, could adversely affect the operating results of UHG’s businesses.
Weather conditions and natural disasters, such as hurricanes, tornadoes, floods, earthquakes, and heavy or prolonged precipitation, can harm UHG’s business. These can delay UHG’s home construction and home closings, adversely affect the cost or availability of materials or labor or damage homes under construction. The climate and geology of the states in which UHG operates have experienced recent natural disasters and present increased risks of adverse weather or natural disasters.
Any of the foregoing adverse changes in general economic, real estate or other conditions may cause potential customers to be less willing or able to buy UHG’s homes. In the future, UHG’s pricing and product strategies may also be limited by market conditions. UHG may be unable to change the mix of its home offerings, reduce the costs of the homes it builds, offer homes at lower prices or satisfactorily address changing market conditions in other ways without adversely affecting its profits and returns. In addition, cancellations of home sales contracts in backlog may increase if homebuyers do not honor their contracts due to any of the factors discussed above.
Homebuilding is subject to home warranty and construction defect claims in the ordinary course of business that can be significant, and reliance on subcontractors exposes builders such as UHG to regulatory risks that could adversely affect business or financial results.
UHG is subject to home warranty and construction defect claims arising in the ordinary course of its homebuilding business. UHG relies on subcontractors to perform the actual construction of its homes, and in many cases, to select and obtain construction materials. Despite UHG’s detailed specifications and monitoring of the construction process, its subcontractors occasionally do not meet adequate quality standards in the construction of its homes. When UHG finds these issues, it repairs them in accordance with its warranty obligations. Additionally, UHG is subject to construction defect claims which can be costly to defend and resolve in the legal system. Warranty and construction defect matters can also result in negative publicity in the media and on the internet, which can damage UHG’s reputation and adversely affect its ability to sell homes.
Based on the large number of homes UHG has sold over the years, its potential liabilities related to warranty and construction defect claims are significant. As a consequence, UHG maintains product liability insurance, and seeks to obtain indemnities and certificates of insurance from subcontractors covering claims related to their workmanship and materials. UHG establishes warranty and other reserves for the homes it sells based on its historical experience in its markets and its judgment of the qualitative risks associated with the types of homes built. Because of the uncertainties inherent to these matters, UHG cannot provide assurance that its insurance coverage, its subcontractor arrangements and its reserves will be adequate to address all of its future warranty and construction defect claims. Contractual indemnities can be difficult to enforce against subcontractors, and some types of claims may not be covered by insurance or may exceed applicable coverage limits. Additionally, the coverage offered by and the availability of product liability insurance for construction defects is limited and costly. There can be no assurance that coverage will not be further restricted or become more costly. If costs to resolve future warranty and construction defect claims exceed UHG’s estimates, its financial results and liquidity could be adversely affected.
Supply shortages and other risks related to acquiring lots, building materials and skilled labor could increase UHG’s costs and delay deliveries causing an adverse effect on UHG’s business or financial results.
The homebuilding industry has from time to time experienced significant difficulties that can affect the cost or timing of construction, including:
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difficulty in acquiring lots suitable for residential building at affordable prices in locations where potential customers want to live;

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shortages of qualified subcontractors and skilled labor;

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reliance on local subcontractors, manufacturers, distributors and land developers who may be inadequately capitalized;

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shortages of materials; and

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significant increases in the cost of materials, particularly increases in the price of lumber, drywall and cement, which are significant components of home construction costs.

These lots, labor and materials shortages can be more severe during periods of strong demand for housing or during periods where the regions in which UHG operates experience natural disasters that have a significant impact on existing residential and commercial structures. The cost of labor and materials may also increase during periods of shortages or high inflation. In addition, tariffs, duties and/or trade restrictions imposed or increased on imported materials and goods that are used in connection with the construction and delivery of UHG’s homes, including steel, aluminum and lumber, may raise its costs for these items or for the products made with them. These factors may cause construction delays or cause UHG to incur more costs building its homes. If the level of new home demand increases significantly in future periods, the risk of shortages and cost increases in residential lots, labor and materials available to the homebuilding industry will likely increase.
Governmental regulations and environmental matters could increase the cost and limit the availability of UHG’s homebuilding projects and adversely affect its business or financial results.
UHG is subject to extensive and complex regulations that affect home construction, including zoning, density restrictions, building design and building standards. Projects that are not fully permitted and approved may be subjected to periodic delays, changes in use, less intensive development or elimination of development in certain specific areas due to government regulations. UHG may also be subject to periodic delays or may be precluded entirely from developing in certain communities due to building moratoriums or “slow-growth” or “no-growth” initiatives that could be implemented in the future. These regulations often provide broad discretion to the administering governmental authorities as to the conditions UHG must meet prior to construction being approved, if approved at all. UHG is subject to determinations by these authorities as to the adequacy of water or sewage facilities, roads or other local services. Government authorities in many markets have implemented no growth or growth-control initiatives. New housing developments may also be subject to various assessments for schools, parks, streets and other public improvements. Any of these may limit, delay or increase the costs of home construction. From time to time UHG receives notices of complaint from the South Carolina Department of Labor, Licensing and Regulation, Division of Professional and Occupational Licensing, Office of Investigations and Enforcement (“LLR”). These complaints arise when a UHG customer contacts LLR complaining of substandard work or other standards or code violations. There are two LLR matters that are currently outstanding against UHG; however, UHG has responded to both matters and has worked with the customers in an effort to resolve their concerns. UHG believes both matters will be dismissed and closed.
UHG is also subject to a significant number and variety of local, state and federal laws and regulations concerning protection of health, safety, labor standards and the environment. The impact of environmental laws varies depending upon the prior uses of the building site or adjoining properties and may be greater in areas with less supply where undeveloped land or desirable alternatives are less available. These matters may result in delays, may cause UHG to incur substantial compliance, remediation, mitigation and other costs, and can prohibit or severely restrict development and homebuilding activity in environmentally sensitive regions or areas. Government agencies also routinely initiate audits, reviews or investigations of developers and homebuilders business practices to ensure compliance with these laws and regulations, which could cause UHG to incur costs or create other disruptions in its business that can be significant.
Under various environmental laws, current or former owners of real estate, as well as certain other categories of parties, may be required to investigate and clean up hazardous or toxic substances or petroleum product releases, and may be held liable to a governmental entity or to third parties for related damages, including for bodily injury, and for investigation or clean-up costs incurred by such parties in connection with the contamination. A mitigation system may be installed during the construction of a home if cleanup does not remove all contaminants of concern or to address a naturally occurring condition such as methane. Some buyers may not want to purchase a home with a mitigation system.
Government restrictions, standards, or regulations intended to reduce greenhouse gas emissions or potential climate change impacts are likely to result in restrictions on land development in certain areas and may increase energy, transportation, or raw material costs, which could reduce UHG’s profit margins and adversely affect its results of operations.
The subcontractors UHG relies on to perform the actual construction of its homes are also subject to a significant number of local, state and federal laws and regulations, including laws involving matters that are not within UHG’s control. If the subcontractors who construct UHG’s homes fail to comply with all applicable laws, UHG can suffer reputational damage and may be exposed to possible liability, either or both of which could adversely affect its business or financial results.
Natural disasters, severe weather and adverse geologic conditions may increase costs, cause project delays and reduce consumer demand for housing, all of which could materially and adversely affect UHG.
UHG’s homebuilding operations are located in many areas that are subject to natural disasters, severe weather or adverse geologic conditions. These include, but are not limited to, hurricanes, tornadoes, droughts, floods, brushfires, wildfires, prolonged periods of precipitation, landslides, soil subsidence, earthquakes and other natural disasters. For example, UHG operates in a number of locations in the Southeast that have been adversely impacted by severe weather conditions and hurricanes. The occurrence of any of these events could damage UHG’s lots and projects, cause delays in completion of UHG’s projects, reduce consumer demand for housing and cause shortages and price increases in labor or raw materials, any of which could affect UHG’s sales and profitability. In addition to directly damaging UHG’s lots or projects, many of these natural events could damage roads and highways providing access to UHG’s assets or affect the desirability of UHG’s lots or projects, thereby adversely affecting UHG’s ability to market and sell homes in those areas and possibly increasing the costs of homebuilding completion. Furthermore, the occurrence of natural disasters, severe weather and other adverse geologic conditions has increased in recent years due to climate change and may continue to increase in the future. Climate change may have the effect of making the risks described above occur more frequently and more severely, which could amplify the adverse impact on UHG’s business, prospects, liquidity, financial condition and results of operations.
Risks Related to UHG’s Potential Conflicts of Interest
As a result of Michael Nieri’s relationship with UHG and the Land Development Affiliates, conflicts of interest may arise with respect to any transactions involving both UHG and one or more of the Land Development Affiliates, and Mr. Nieri’s interests may not be aligned with yours.
As discussed in more detail in “Information About GSH,” GSH has transferred substantially all of the undeveloped land and land under development previously owned by it to the Land Development Affiliates. As a result, GSH operates on an “asset-light” basis, and focuses on the design, construction, and sale of single-family detached homes and townhomes. The Land Development Affiliates are land development entities from whom UHG expects to purchase developed lots pursuant to developed lot purchase agreements. UHG expects to continue to maintain a close relationship with the Land Development Affiliates, allowing, as of November 22, 2022, UHG to benefit from the pipeline of approximately 9,500 lots that are owned and/or will be developed by the Land Development Affiliates and third parties.

Michael Nieri is the President, Chief Executive Officer and Chairman of the board of UHG and is also an owner and board member of Pennington Communities, LLC, an entity formed to be the sole manager of each of the Land Development Affiliates. Lots developed from land owned by the Land Development Affiliates will be sold to UHG at fair market value. The UHG Related Party Transactions Committee will establish and monitor procedures to be followed to ensure that sale prices reflect actual fair market value and will review all agreements and transactions entered into or to be entered into involving any of the Land Development Affiliates and UHG to ensure any such agreements and transactions are in arm’s length. However, because Mr. Nieri has material interests in the Land Development Affiliates, there may be situations in which UHG’s interests and Mr. Nieri’s interests are inherently not fully aligned in transactions that involve both UHG and one or more of the Land Development Affiliates, and in some cases Mr. Nieri’s interests may directly conflict with the interest of UHG. These conflicts may include, without limitation: conflicts arising from the enforcement of agreements between UHG and the Land Development Affiliates; conflicts in determining whether UHG may be able to obtain more beneficial terms by purchasing lots from other third-party developers; and conflicts in determining the terms of current or future agreements and transactions. These conflicts of interest may result in transactions whose terms or outcomes are less favorable to UHG than would otherwise be the case without such arrangements with the Land Development Affiliates.
Risks Related to UHG’s Financing and Indebtedness
UHG has significant amounts of debt and may incur additional debt. Incurrence of additional debt or a default under any of UHG’s loan agreements could affect UHG’s financial health and its ability to raise additional capital to fund its operations or potential acquisitions.
As of September 30, 2022, UHG’s consolidated debt was approximately $139.4 million, which was secured by inventory and equipment. Borrowings under UHG’s debt facilities bore weighted average interest rates of between 4.00% – 6.38% as of September 30, 2022. The amount and the maturities of UHG’s debt could have important consequences on UHG’s cash flows and results of operations. For example, UHG’s obligations to service its debt facilities could require the dedication of a substantial portion of cash flow from operations to payment of debt and reduce the ability to use cash flow for other operating or investing purposes; limit the flexibility to adjust to changes in business or economic conditions; and limit the ability to obtain future financing for working capital, capital expenditures, acquisitions, debt service requirements or other requirements. The covenants, restrictions or limitations in UHG’s debt facilities could limit its ability to plan for or react to market or economic conditions or meet capital needs or otherwise restrict its activities or business plans and adversely affect its ability to finance operations, acquisition, investments or strategic alliances or other capital needs or to engage in other business activities that would be in its interest.
UHG’s existing financing agreements contain, and the financing arrangements UHG enters into in the future likely will contain, covenants that limit UHG’s ability to take certain actions. UHG’s revolving credit facility with Wells Fargo Bank, National Association (the “Wells Fargo Facility”) contains significant restrictions on UHG’s ability to incur additional debt. The Wells Fargo Facility also contains affirmative, negative, and financial covenants, including (a) a minimum tangible net worth of no less than the sum of (x) $65 million and (y) 25% of positive after-tax net income, as of June 30, 2022 (which amount is subject to increase over time based on earnings), (b) a maximum leverage covenant that prohibits the leverage ratio from exceeding 2.75 to 1.00 for any fiscal quarter (and which is reduced to 2.50 to 1.00 beginning approximately 18 months after the closing of the Wells Fargo Facility), (c) a minimum debt service coverage ratio to be less than 2.50 to 1.00 for any fiscal quarter, and (d) a minimum liquidity amount of not less than $15,000,000 at all times and unrestricted cash of not less than $7,500,000 at all times.
If UHG fails to comply with the covenants, restrictions or limitations in its financing arrangements, UHG would be in default under such financing arrangements and its lenders could elect to declare outstanding amounts due and payable and terminate their commitments. A default also could significantly limit UHG’s financing alternatives, which could cause UHG to curtail its investment activities and/or dispose of assets when it otherwise would not choose to do so. In addition, future indebtedness UHG obtains may contain financial covenants limiting its ability to, for example, incur additional indebtedness, make certain investments, reduce liquidity below certain levels and pay dividends to its stockholders and otherwise affect its operating policies. If UHG defaults on one or more of its debt agreements, it could have a material adverse effect on UHG’s business, prospects, liquidity, financial condition and results of operations.

Servicing UHG’s debt requires a significant amount of cash, and it may not have sufficient cash flow to pay its substantial debt, which could adversely impact its business and financial results.
UHG’s ability to meet its debt service obligations will depend, in part, upon its future financial performance. Future results are subject to the risks and uncertainties described in this proxy statement/prospectus and the documents incorporated herein. UHG’s revenues and earnings vary with the level of general economic activity in the markets it serves. Its business is also affected by financial, political, business and other factors, many of which are beyond its control. The factors that affect its ability to generate cash can also affect its ability to raise additional funds for these purposes through the sale of debt or equity, the refinancing of debt or the sale of assets. Changes in prevailing interest rates may affect the cost of its debt service obligations because borrowings under its revolving credit facility and mortgage repurchase facility bear interest at floating rates.
Risks Related to UHG’s Organization and Structure
The dual class structure of UHG Common Shares will have the effect of concentrating voting power with Michael Nieri, which may effectively eliminate your ability to influence the outcome of important transactions, including a change in control.
Prior to the Business Combination, Michael Nieri, GSH’s Chief Executive Officer, President, and Chairman of the board of directors, is the majority share owner of GSH and owns 51,000 GSH Common Shares. An additional 48% of GSH Common Shares is owned by three trusts, each for the benefit of each of Mr. Nieri’s three children. The 99,000 GSH Common Shares held by Mr. Nieri and the Nieri Trusts will be exchanged into UHG Class B Common Shares based on the Exchange Ratio. An additional 1,000 GSH Common Shares outstanding will be exchanged for UHG Class A Common Shares upon completion of the Business Combination.
Each UHG Class A Common Share will have one vote per share, and each UHG Class B Common Share will have two votes per share. Upon the Closing, depending on the number of DHHC Class A Common Shares redeemed by the Public Stockholders, Michael Nieri and the Nieri Trusts may control a majority of the voting power of the outstanding UHG Common Shares. Holders of UHG Class A Common Shares and UHG Class B Common Shares will vote together as a single class on all matters presented to UHG’s stockholders for their vote or approval, except as otherwise required by applicable law or the Proposed Charter. Accordingly, Nr. Nieri and the Nieri Trusts will likely effectively control all matters submitted to the stockholders, including the election of directors, amendments of organizational documents, compensation matters, and any merger, consolidation, sale of all or substantially all of UHG’s assets, or other major corporate transaction requiring stockholder approval. Even if Mr. Nieri’s and the Nieri Trusts’ control constitutes less than a majority of the voting power of the outstanding UHG Common Shares, the extent of the influence that they have over UHG may be substantial.
Mr. Nieri may have interests that differ from yours and may vote in a way with which you disagree, and which may be adverse to your interests. This concentrated control is likely to have the effect of limiting the likelihood of an unsolicited merger proposal, unsolicited tender offer, or proxy contest for the removal of directors. As a result, UHG’s dual class structure, coupled with Mr. Nieri’s and the Nieri Trusts’ concentration of stock ownership, may have the effect of depriving the UHG’s stockholders of an opportunity to sell their shares at a premium over prevailing market prices and make it more difficult to replace directors and management.
UHG may be a “controlled company” within the meaning of the applicable rules of Nasdaq and, as a result, may qualify for exemptions from certain corporate governance requirements. If UHG relies on these exemptions, its stockholders will not have the same protections afforded to stockholders of companies that are subject to such requirements.
Depending on the number of shares of DHHC Class A Common Shares redeemed by the Public Stockholders, Michael Nieri and the Nieri Trusts may control a majority of the voting power of the outstanding UHG Common Shares, and UHG may then be a “controlled company” within the meaning of applicable rules of Nasdaq upon the Closing. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirements:
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that a majority of the board consists of independent directors;

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for an annual performance evaluation of the nominating and corporate governance and compensation committees;

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that the controlled company has a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

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that the controlled company has a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibility.

While UHG does not intend to rely on these exemptions, UHG may use these exemptions in the future. As a result, UHG’s stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.
UHG depends on key personnel whose untimely departure could adversely impact its business and financial results.
UHG’s success depends to a significant degree upon the contributions of certain key personnel who would be difficult to replace, including, but not limited to, Michael Nieri, the Chief Executive Officer, President, and Chairman of the Board of Directors. There is no guarantee that he will remain employed with UHG. If any of UHG’s key personnel were to cease employment with it, its operating results could suffer. Further, the process of attracting and retaining suitable replacements for key personnel whose services it may lose would result in transition costs and would divert the attention of other members of senior management from existing operations. The loss of services from key personnel or a limitation in their availability could materially and adversely impact UHG’s business, prospects, liquidity, financial condition, and results of operations. Further, such a loss could be negatively perceived in the capital markets. UHG has not obtained and does not expect to obtain key man life insurance that would provide it with proceeds in the event of death or disability of any of its key personnel.
UHG’s corporate organizational documents and provisions of state law to which it is subject contain certain provisions that could have an anti-takeover effect and may delay, make more difficult, or prevent an attempted acquisition that you may favor or an attempted replacement of the Board of Directors or management.
UHG’s governing documents have anti-takeover effects and may delay, discourage, or prevent an attempted acquisition or change of control or a replacement of the incumbent board of directors or management. The governing documents include provisions that:
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empower the Board of Directors, without stockholder approval, to issue preferred stock, the terms of which, including voting power, are to be set by the Board of Directors;

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eliminate cumulative voting in elections of directors;

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permit the Board of Directors to alter, amend, or repeal the company’s bylaws or to adopt new bylaws;

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provide for a staggered board with approximately one-third of UHG’s directors in each class, with the effect that generally, no more than one-third of UHG’s directors may be elected at any annual meeting of stockholders; and

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enable the Board of Directors to increase, between annual meetings, the number of persons serving as directors and to fill the vacancies created as a result of the increase by a majority vote of the directors present at a meeting of directors.

These provisions may delay, discourage, or prevent an attempted acquisition or change in control.

UHG may change its operational policies, investment guidelines, and business and growth strategies without stockholder consent which may subject it to different and more significant risks in the future that may adversely impact its business and financial results.
The UHG Board determines UHG’s operational policies, investment guidelines, and business and growth strategies. The UHG Board may make changes to, or approve transactions that deviate from, those policies, guidelines, and strategies without a vote of, or notice to, shareholders. This could result in UHG conducting operational matters, making investments, or pursuing different business or growth strategies than those contemplated in this proxy statement/prospectus. Under any of these circumstances, UHG may expose itself to different and more significant risks in the future, which could have a material adverse effect on its business, prospects, liquidity, financial condition, and results of operations.
UHG is an “emerging growth company” and, as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, its securities may be less attractive to investors.
UHG is an “emerging growth company,” as defined in the JOBS Act, and it is eligible to take advantage of certain exemptions from various reporting requirements applicable to other public companies but not to emerging growth companies, including, but not limited to, a requirement to present only two years of audited financial statements, an exemption from the auditor attestation requirement of Section 404 of the Sarbanes-Oxley Act, reduced disclosure about executive compensation arrangements pursuant to the rules applicable to smaller reporting companies, and no requirement to seek non-binding advisory votes on executive compensation or golden parachute arrangements. UHG has elected to adopt these reduced disclosure requirements. UHG could be an emerging growth company until the last day of the fiscal year following the fifth anniversary of the Initial Public Offering (December 31, 2025), although a variety of circumstances could cause it to lose that status earlier.
In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised financial accounting standards. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. UHG has elected to take advantage of the extended transition period and, as a result of this election, its financial statements may not be comparable to companies that comply with public company effective dates. In choosing to take advantage of the extended transition period, it may later decide otherwise (i.e., “opt in” by complying with the financial accounting standard effective dates applicable to non-emerging growth companies), so long as it complies with the requirements in Sections 107(b)(2) and (3) of the JOBS Act, which is irrevocable.
UHG cannot predict if investors will find its securities less attractive as a result of its taking advantage of these exemptions. If some investors find its securities less attractive as a result of its choices, there may be a less active trading market for its securities and its stock price may be more volatile.
Any joint venture investments that UHG makes could be adversely affected by its lack of sole decision-making authority, its reliance on co-ventures’ financial conditions, and disputes between it and its co-ventures.
UHG currently has joint venture investments in its joint venture mortgage company, as disclosed in more details in “Information About GSH,” and may co-invest in the future with third parties through partnerships, joint ventures, or other entities, acquiring non-controlling interests in or sharing responsibility for managing the affairs of a land acquisition and/or a development. For such joint venture investments, UHG would not be in a position to exercise sole decision-making authority regarding the acquisition and/or development, and its investment may be illiquid due to its lack of control. Investments in partnerships, joint ventures, or other entities may, under certain circumstances, involve risks not present were a third party not involved, including the possibility that partners or co-ventures might become bankrupt, fail to fund their share of required capital contributions, make poor business decisions, or block or delay necessary decisions. Partners or co-venturers may have economic or other business interests or goals which are inconsistent with UHG’s business interests or goals and may be in a position to take actions contrary to UHG’s policies or objectives. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither UHG nor the partner or co-venturer would have full control over the partnership or joint venture. Disputes between UHG and partners or co-venturers may result in litigation or arbitration that would increase UHG’s expenses and prevent its officers and/or directors from focusing their time and effort on its business. In addition, UHG may in certain circumstances be liable for the actions of its third party partners or co-venturers.
Risks Related to the Business Combination
The consummation of the Business Combination is subject to a number of conditions and if those conditions are not satisfied or waived, the Business Combination Agreement may be terminated in accordance with its terms and the Business Combination may not be completed.
The consummation of the Business Combination is subject to the satisfaction or waiver of a number of conditions, including, among other customary conditions: (i) the approval by GSH’s stockholders of the Business Combination Agreement and the Business Combination; (ii) the absence of governmental order or law prohibiting the consummation of the Business Combination; (iii) the effectiveness of the registration statement of which this proxy statement/prospectus is a part; (iv) approval of DHHC’s stockholders of the Business Combination Proposal, the Charter Approval Proposal, the Director Election Proposal, the Nasdaq Proposal and the Incentive Plan Proposal; (v) the receipt by GSH of Lender Consents or Alternative Financing (as defined in “The Business Combination Agreement — Covenants and Agreements — Other Covenants and Agreements” below); (vi) the completion of the Pre-Closing Recapitalization (as defined in “The Business Combination Agreement — Pre-Closing Recapitalization” below); (vii) the completion of the Pennington De-Consolidation (as defined in “The Business Combination Agreement — Covenants and Agreements — Other Covenants and Agreements” below); (viii) the absence of a GSH Material Adverse Effect (as defined in “The Business Combination Agreement — Conditions to the Business Combination —  Conditions to Obligations of DHHC and Merger Sub” below); (ix) the satisfaction of the Minimum Cash Condition (as defined in “The Business Combination Agreement — Conditions to the Business Combination —  Conditions to Obligations of GSH” below); and (x) the approval for listing on Nasdaq of the UHG Class A Common Shares to be issued pursuant to the Business Combination. The consummation of the Business Combination is not assured and is subject to risks, including the risk that conditions to the consummation of the Business Combination are not satisfied or waived. The conditions to DHHC’s obligation to consummate the Business Combination may be waived by DHHC and the conditions to GSH’s obligation to consummate the Business Combination may be waived by GSH; however, neither DHHC nor GSH is required to waive any Closing conditions. If DHHC does not consummate the Business Combination, it could be subject to several risks, including:
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DHHC may not be able to consummate an initial business combination within the Combination Window and DHHC may be forced to liquidate;

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the parties may be liable for damages to one another under the terms and conditions of the Business Combination Agreement;

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negative reactions from the financial markets, including declines in the price of DHHC securities due to the fact that current prices may reflect a market assumption that the Business Combination will be completed; and

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the attention of DHHC’s management will have been diverted to the Business Combination rather than the pursuit of other opportunities in respect of an initial business combination.

For more information about the conditions to the consummation of the Business Combination, see “The Business Combination Agreement — Conditions to the Business Combination.”
The market price of UHG Class A Common Shares after the Business Combination may be affected by factors different from those currently affecting the prices of DHHC Class A Common Shares.
Upon completion of the Business Combination, holders of securities of DHHC will become holders of the Post-Combination Company’s securities. Prior to the Business Combination, DHHC’s operations have been limited to the identification of a suitable target for a business combination. Upon completion of the Business Combination, the Post-Combination Company’s results of operations will depend upon the performance of GSH’s businesses, which are affected by factors that are different from those currently affecting the results of operations of DHHC. See “— Risks Related to UHG’s Business” and “— Risks Related to the Homebuilding Industry” for more information.

The dual class structure of our common stock may adversely affect the trading market for UHG Class A Common Shares.
Following the Business Combination, we will adopt a dual-class common stock structure in which holders of the UHG Class A Common Shares will be entitled to one vote per share and holders of UHG Class B Common Shares will be entitled to two votes per share. In July 2017, S&P Dow Jones Indices and FTSE International Limited announced changes to their eligibility criteria for the inclusion of shares of public companies on certain indices, including the Russell 2000, the S&P 500, the S&P MidCap 400 and the S&P SmallCap 600, to exclude companies with multiple classes of shares of common stock from being added to these indices. As a result, our dual-class capital structure makes us ineligible for inclusion in any of these indices, and mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not be investing in our stock. Furthermore, we cannot assure you that other stock indices will not take a similar approach to S&P Dow Jones or FTSE Russell in the future. Exclusion from indices could make our Class A common stock less attractive to investors, and, as a result, the market price of our Class A common stock could be adversely affected.
If the Business Combination benefits do not meet the expectations of investors or securities analysts, the market price of the Post-Combination Company’s securities may decline.
If the expectations of investors or securities analysts of the perceived benefits of the Business Combination change prior to the Closing, the market price of DHHC’s securities prior to the Closing may decline. The market values of DHHC’s securities at the time of the Business Combination may vary significantly from their prices on the date the Business Combination Agreement was executed, the date of this proxy statement/prospectus, or the date on which DHHC’s stockholders vote on the Proposals.
In addition, following the Business Combination, fluctuations in the price of the Post-Combination Company’s securities could contribute to the loss of all or part of your investment. Prior to the Business Combination, there has not been a public market for GSH’s capital stock. Accordingly, the valuation DHHC has ascribed to GSH in the Business Combination may not be indicative of the price that will be implied in the trading market for the Post-Combination Company’s securities following the Business Combination. If an active market for the Post-Combination Company’s securities develops and continues after the Business Combination, the trading price of such securities could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond the Post-Combination Company’s control. Any of the factors listed below could have a material adverse effect on your investment in the Post-Combination Company’s securities and the Post-Combination Company’s securities may trade at prices significantly below the price you paid for them or that were implied by the conversion of GSH’s capital stock as a result of the Business Combination. In such circumstances, the trading price of the Post-Combination Company’s securities may not recover and may experience a further decline.
Factors affecting the trading price of the Post-Combination Company’s securities may include:
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actual or anticipated fluctuations in the Post-Combination Company’s quarterly financial results or the quarterly financial results of companies perceived to be similar to it;

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changes in the market’s expectations about the Post-Combination Company’s operating results;

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success or entry of competitors;

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the Post-Combination Company’s operating results failing to meet the expectation of securities analysts or investors in a particular period;

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changes in financial estimates and recommendations by securities analysts concerning the Post-Combination Company or the homebuilding industry in general;

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operating and share price performance of other companies that investors deem comparable to the Post-Combination Company;

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the Post-Combination Company’s ability to bring its products and technologies to market on a timely basis, or at all;

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changes in laws and regulations affecting the Post-Combination Company’s business;

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the Post-Combination Company’s ability to meet compliance requirements;

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commencement of, or involvement in, litigation involving the Post-Combination Company;

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changes in the Post-Combination Company’s capital structure, such as future issuances of securities or the incurrence of additional debt;

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the volume of the Post-Combination Company’s shares of common stock available for public sale;

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any major change in the Post-Combination Company’s board of directors or management;

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sales of substantial amounts of the Post-Combination Company’s shares of common stock by its directors, executive officers or significant stockholders or the perception that such sales could occur;

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general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations, and acts of war or terrorism, inflation and market liquidity; and

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the other risk factors set forth in the “— Risks Related to UHG’s Business,” “— Risks Related to the Homebuilding Industry,” “— Risks Related to UHG’s Potential Conflicts of Interest,” “— Risks Related to UHG’s Financing and Indebtedness” and “— Risks Related to UHG’s Organization and Structure.”

Broad market and industry factors may materially harm the market price of the Post-Combination Company’s securities irrespective of its operating performance. The stock market in general has experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of the Post-Combination Company’s securities, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies which investors perceive to be similar to the Post-Combination Company could depress the Post-Combination Company’s share price regardless of its business, prospects, financial conditions or results of operations. A decline in the market price of the Post-Combination Company’s securities also could adversely affect its ability to issue additional securities and its ability to obtain additional financing in the future. In the past, following periods of market volatility, stockholders have initiated derivative actions. If we are involved in derivative litigation, it could have a substantial cost and divert resources and the attention of DHHC management from our business regardless of the outcome of the litigation.
There can be no assurance that the Post-Combination Company’s Class A common stock will be approved for listing on the Nasdaq or that the Post-Combination Company will be able to comply with the continued listing standards of the Nasdaq.
In connection with the Closing, we intend to list the Post-Combination Company’s Class A common stock and public warrants on the Nasdaq under the symbols “UHG” and “UHGW,” respectively. The Post-Combination Company’s continued eligibility for listing may depend on the number of shares that are exchanged in the Business Combination. If, after the Business Combination, the Nasdaq delists the Post-Combination Company’s securities from trading on its exchange for failure to meet the listing standards, the Post-Combination Company and its stockholders could face significant material adverse consequences including:
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a limited availability of market quotations for the Post-Combination Company’s securities;

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reduced liquidity for the Post-Combination Company’s securities;

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a determination that the Post-Combination Company’s Class A common stock is a “penny stock” which will require brokers trading in the Post-Combination Company’s common stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for shares of the Post-Combination Company’s common stock;

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a limited amount of analyst coverage; and

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a decreased ability to issue additional securities or obtain additional financing in the future.

Potential legal proceedings in connection with the Business Combination, the outcomes of which are uncertain, could delay or prevent the completion of the Business Combination.
In connection with the Business Combination, it is not uncommon for lawsuits to be filed against the companies involved and/or their respective directors and officers alleging, among other things, that the proxy statement/prospectus contains false and misleading statements and/or omits material information concerning the Business Combination and generally seeking, among other things, injunctive relief and an award of attorneys’ fees and expenses. Defending against such lawsuits could require DHHC and GSH to incur significant costs and draw the attention of their respective management teams away from the Business Combination. Further, the defense or settlement of any lawsuit or claim that remains unresolved at the time the Business Combination is consummated may adversely affect the Post-Combination Company’s business, financial condition, results of operations and cash flows. Such legal proceedings could also delay or prevent the consummation of the Business Combination.
If DHHC’s due diligence investigation of GSH’s business was inadequate and material risks are not uncovered, stockholders of DHHC following the Business Combination could lose some or all of their investment.
Even though DHHC conducted a due diligence investigation of GSH, it cannot assure its stockholders that this diligence uncovered all material issues that may be present in GSH or its business, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of GSH and its business and outside of its control will not later arise. As a result, the Post-Combination Company may be forced to later write-down or write-off assets, restructure its operations or incur impairment or other charges that could result in losses. Even if DHHC’s due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. Even though these charges may be non-cash items and may not have an immediate impact on the Post-Combination Company’s liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about the Post-Combination Company following the Closing or its securities. In addition, charges of this nature may cause the Post-Combination Company to be unable to obtain future financing on favorable terms or at all. Accordingly, any stockholders who choose to remain stockholders of the Post-Combination Company following the Business Combination could suffer a reduction in the value of their shares. Such stockholders are unlikely to have a remedy for such reduction in value.
DHHC stockholders may not have the same benefits as stockholders in an underwritten public offering.
The Business Combination and the transactions described in this proxy statement/prospectus are not an underwritten initial public offering of GSH’s securities and differ from an underwritten initial public offering in several significant ways, which include, but are not limited to, those discussed below:
Similar to other business combination transactions and spin-offs, in connection with the Business Combination, you will not receive the benefits of the diligence that would be performed by the underwriters and their advisors in an underwritten public offering. Investors in an underwritten public offering may benefit from the role of the underwriters in such an offering. In an underwritten public offering, an issuer initially sells its securities to the public market via one or more underwriters, who distribute or resell such securities to the public. Underwriters have liability under the U.S. securities laws for material misstatements or omissions in a registration statement pursuant to which an issuer sells securities.
Because the underwriters have a defense to any such liability by, among other things, conducting a reasonable investigation, the underwriters and their counsel conduct a “due diligence” investigation of the issuer and the statements made or incorporated in the prospectus. Due diligence entails engaging legal, financial and/or other experts to perform an investigation as to the accuracy of an issuer’s disclosure regarding, among other things, its business and financial results. The independent registered public accounting firm of the issuer also will deliver a “comfort” letter with respect to the financial information contained in the registration statement. Additionally, negative assurance letters from counsel with respect to the accuracy of the disclosure are customarily provided. In making their investment decision, investors in underwritten public offerings have the benefit of such diligence.
In contrast, DHHC and GSH each have engaged a financial advisor (rather than underwriters) in connection with the Business Combination. The role of a financial advisor typically differs from that of an underwriter. For example, financial advisors do not act as intermediaries in the public sale of securities and therefore do not face the same potential liability under the U.S. securities laws as underwriters. As a result, financial advisors typically do not undertake the same level of, or any, due diligence investigation of the issuer as is typically undertaken by underwriters.

In connection with this proxy statement/prospectus, no parties other than DHHC and GSH have conducted an investigation of the disclosure contained herein. Although DHHC management and Advisors performed a due diligence review and investigation of GSH in connection with the Business Combination, the lack of an independent due diligence review and investigation increases the risk of an investment in the Post-Combination Company because we may not have uncovered facts that would be important to a potential investor. In addition, as an unaffiliated investor, you will not be afforded the opportunity to perform your own due diligence investigation of, or otherwise obtain information on, DHHC or GSH beyond the information that is contained in this proxy statement/prospectus (or is otherwise publicly available). You therefore may not have the benefit of the same level of review as an investor in an underwritten public offering, who has the benefit of the underwriters’ evaluation and due diligence investigation of the issuer.
In addition, because there are no underwriters engaged in connection with the Business Combination, prior to the opening of trading on Nasdaq on the trading day immediately following the Closing, there will be no book building process and no price at which underwriters initially sold shares to the public to help inform efficient and sufficient price discovery with respect to the initial post-Closing trades on Nasdaq. Therefore, buy and sell orders submitted prior to and at the opening of initial post-Closing trading of the Post-Combination Company’s securities on Nasdaq will not have the benefit of being informed by a published price range or a price at which the underwriters initially sold shares to the public, as would be the case in an underwritten initial public offering. There will be no underwriters assuming risk in connection with an initial resale of shares of the Post-Combination Company’s securities or helping to stabilize, maintain or affect the public price of the Post-Combination Company’s securities following the Closing. All of these differences from an underwritten public offering of GSH’s securities could result in a more volatile price for the Post-Combination Company’s securities.
Further, while we and GSH do intend to conduct a “roadshow” prior to the opening of initial post-Closing trading of the Post-Combination Company’s securities on Nasdaq, the roadshow will not be the same as a traditional one conducted in connection with an underwritten initial public offering. There can be no guarantee that any information made available through such roadshow, in this proxy statement/prospectus and/or otherwise disclosed or filed with the SEC will have the same impact on investor education as a traditional roadshow conducted in connection with an underwritten initial public offering. As a result, there may not be efficient or sufficient price discovery with respect to the Post-Combination Company’s securities or sufficient demand among potential investors immediately after the Closing, which could result in a more volatile price for the Post-Combination Company’s securities.
In addition, because the Post-Combination Company will not become a public reporting company by means of a traditional underwritten initial public offering, security or industry analysts may not provide, or may be less likely to provide, coverage of the Post-Combination Company. Investment banks may also be less likely to agree to underwrite secondary securities offerings on behalf of the Post-Combination Company than they might if the Post-Combination Company became a public reporting company by means of a traditional underwritten initial public offering, because they may be less familiar with the Post-Combination Company as a result of more limited coverage by analysts and the media. The failure to receive research coverage or support in the market for the Post-Combination Company’s securities could have an adverse effect on the Post-Combination Company’s ability to develop a liquid market for the Post-Combination Company’s securities.
Further, the Initial Stockholders, including our Sponsor, as well as their respective affiliates and permitted transferees, have interests in the Business Combination that are different from or are in addition to our shareholders and that would not be present in an underwritten public offering of GSH’s securities. See “The Business Combination — Interests of DHHC’s Directors and Executive Officers in the Business Combination.”
Such differences from an underwritten public offering may present material risks to unaffiliated investors that would not exist if GSH became a publicly listed company through an underwritten initial public offering instead of upon completion of the Business Combination.
DHHC stockholders will have a reduced ownership and voting interest in the Post-Combination Company following the Business Combination and will exercise less influence over management.
Upon the issuance of UHG Common Shares to GSH equityholders, current DHHC stockholders’ percentage ownership will be diluted. Assuming no redemptions, immediately following the consummation of the

Business Combination, current Public Stockholders will own approximately 44.7%, of the total UHG Common Shares expected to be outstanding immediately after the Business Combination. If all Public Shares held by current Public Stockholders are redeemed, the current Public Stockholders will not own any UHG Common Shares as of immediately following the consummation of the Business Combination. However, owners of the 8,625,000 Public Warrants outstanding will continue to own such Public Warrants even if such owners have redeemed any or all of the Public Shares held by them. Such 8,625,000 Public Warrants had an aggregate approximate market value of $1.9 million based upon the closing price of $0.22 per Public Warrant on the Nasdaq on January 26, 2023, the most recent practicable date prior to the date of this proxy statement/prospectus.
In addition, a table setting forth the implied ownership levels by, and returns to, holders of the Post-Combination Company’s securities (including DHHC’s current stockholders) at various prices of the Post-Combination Company’s common stock, based on the aforementioned assumptions, is included in the section entitled “The Business Combination — Interests of DHHC’s Directors and Executive Officers in the Business Combination.”
Additionally, of the expected members of the Post-Combination Company’s board of directors after the completion of the Business Combination, two will be directors designated by DHHC and eight will be directors designated by GSH. Because of this, current DHHC stockholders, as a group, will have less influence on the board of directors, management and policies of the Post-Combination Company than the influence they now have on the board of directors, management and policies of DHHC.
The Sponsor and DHHC’s directors, officers and their affiliates may elect to purchase Public Shares, which may influence a vote on the Business Combination and reduce the public “float” of DHHC Common Shares.
The Sponsor and DHHC’s directors and officers collectively control approximately 20% of the DHHC Common Shares. The Sponsor and DHHC’s directors, officers or their affiliates may purchase additional Public Shares in privately negotiated transactions or in the open market either prior to or following the completion of the Business Combination, although they are under no obligation to do so, except as contemplated in the Financing Commitment Letter. Any such purchases would only be made in compliance with the Exchange Act and the applicable rules, including Rule 14e-5, and regulations promulgated thereunder. Other than as expressly stated herein, neither the Sponsor nor DHHC’s directors, officers or their affiliates have current commitments, plans or intentions to purchase additional Public Shares in privately negotiated transactions or in the open market and have not formulated any plans or proposals for any such transactions. None of the funds in the Trust Account will be used to redeem Public Shares held by the Sponsor or DHHC’s directors, officers or their affiliates.
In the event that the Sponsor and DHHC’s directors, officers or their affiliates purchase Public Shares in privately negotiated transactions from Public Stockholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their Public Shares. To the extent that the redemption of Public Shares would constitute a tender offer under the Exchange Act, any purchases of Public Shares by the Sponsor and DHHC’s directors, officers and their affiliates outside of the tender offer will be made in compliance with the rules, regulations and interpretations promulgated by the SEC with respect to such purchases and any Public Shares purchased by the Sponsor or DHHC’s directors, officers or their affiliates during the tender offer period but outside of the tender offer will not be voted in favor of the Business Combination. Any such purchases of DHHC’s Public Shares may result in the completion of the Business Combination that may not otherwise have been possible.
In addition, if such purchases are made, the public “float” of DHHC Common Shares and the number of beneficial holders of DHHC Common Shares may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of DHHC Common Shares on a national securities exchange.
DHHC has not obtained a third-party valuation or fairness opinion in connection with the Business Combination, and consequently, there is no assurance from an independent source that the merger consideration to be paid to GSH equityholders is fair to DHHC’s stockholders from a financial point of view.
DHHC is not required to, and has not, obtained a third-party valuation or fairness opinion in connection with the Business Combination that the merger consideration to be paid to GSH equityholders is fair to

DHHC’s stockholders from a financial point of view. The officers and directors of DHHC have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries, including the real estate industry, and concluded that their experience and background, together with the experience and sector expertise of DHHC’s advisors, enabled them to make the necessary analyses and determinations regarding the Business Combination. In addition, DHHC’s officers and directors and DHHC’s advisors have substantial experience with mergers and acquisitions. Although the DHHC Board did not seek, or receive a third-party valuation or fairness opinion in connection with the Business Combination, before reaching its decision to approve the Business Combination Agreement, and the transactions contemplated thereby, including the Business Combination, the DHHC Board reviewed the material aspects of DHHC management’s due diligence, including, among other things: (i) research on the residential homebuilding industry, as well as industry trends, historical and projected growth trends, competitive landscape and other industry factors, (ii) information relating to GSH’s operations, growth potential, competitive positioning, and financial prospects, (iii) evaluation of potential value-creation opportunities, including organic revenue growth, market expansion and potential acquisition opportunities, (iv) other due diligence activities relating to quality of earnings, accounting, legal, tax, operations and other matters and (v) financial and valuation analyses, review and analysis of GSH’s financial projections the DHHC Board concluded that the merger consideration to be paid is fair and reasonable, given GSH’s growth prospects and the growth outlook for the housing market, the internal valuation of GSH by DHHC management based on an analysis of comparable companies and the other factors described in “The Business Combination — Recommendation of the DHHC Board of Directors and Reasons for the Business Combination.” The DHHC Board also determined that GSH’s fair market value was at least 80% of the assets held in the Trust Account (excluding taxes payable on interest earned on the Trust Account) at the time of the execution of the Business Combination Agreement. DHHC’s stockholders will be relying on the judgment of the DHHC Board with respect to such matters.
The parties to the Business Combination Agreement may amend the terms of the Business Combination Agreement or waive one or more of the conditions to the consummation of the Business Combination, and the exercise of discretion by DHHC’s directors and officers in agreeing to changes to the terms of, or waivers of, closing conditions in the Business Combination Agreement may result in a conflict of interest when determining whether such changes to the terms of the Business Combination Agreement or waivers of conditions are appropriate and in the best interests of DHHC’s stockholders.
In the period leading up to the Closing, other events may occur that, pursuant to the Business Combination Agreement, would require DHHC to agree to amend the Business Combination Agreement, to consent to certain actions or to waive certain closing conditions or other rights that DHHC is entitled to under the Business Combination Agreement. Such events could arise because of changes in the course of GSH’s business, a request by GSH to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement or the occurrence of other events that would have a material adverse effect on GSH’s business and would entitle DHHC to terminate the Business Combination Agreement. In any of such circumstances, it would be in DHHC’s discretion, subject to the approval of its board of directors (where required), to grant DHHC’s consent or waive DHHC’s rights. The existence of the financial and personal interests of the directors and officers described elsewhere in this proxy statement/prospectus may result in a conflict of interest on the part of one or more of DHHC’s directors or officers between what he or she may believe is best for DHHC and its stockholders and what he or she may believe is best for himself or herself or his or her affiliates in determining whether or not to take the requested action. See “Certain Relationships and Related Party Transactions — Certain Relationships and Related Person Transactions — DHHC” for additional information.
For example, it is a condition to DHHC’s obligation to consummate the Business Combination that GSH’s representations and warranties be true and correct as of the Closing in all respects subject to the applicable materiality qualifiers set forth in the Business Combination Agreement. However, if the DHHC Board determines that any such breach is not material to the business of GSH, then the DHHC Board may elect to waive that condition and close the Business Combination. The parties will not waive the condition that DHHC’s stockholders approve the Business Combination.
As of the date of this proxy statement/prospectus, DHHC does not believe there will be any material changes or waivers that DHHC’s directors and officers would be likely to make after the approval of DHHC’s stockholders of the Business Combination has been obtained. While certain changes could be made without further stockholder approval, if there is a change to the terms of the Business Combination that would have a material impact on DHHC’s stockholders, DHHC will be required to circulate a new or amended proxy statement or supplement thereto and resolicit the vote of DHHC’s stockholders with respect to the Business Combination Proposal.
Termination of the Business Combination Agreement could negatively impact GSH and DHHC.
If the Business Combination is not completed for any reason, including as a result of DHHC stockholders declining to approve any of the Proposals that are conditions to the consummation of the Business Combination, the ongoing businesses of GSH and DHHC may be adversely impacted and, without realizing any of the anticipated benefits of completing the Business Combination, GSH and DHHC would be subject to a number of risks, including the following:
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DHHC may not be able to consummate an initial business combination within the Combination Window and DHHC may be forced to liquidate;

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GSH or DHHC may experience negative reactions from the financial markets, including negative impacts on DHHC’s stock price (including to the extent that the current market price reflects a market assumption that the Business Combination will be completed);

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GSH may experience negative reactions from its customers, vendors and employees;

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GSH and DHHC will have incurred substantial expenses and will be required to pay certain costs relating to the Business Combination, whether or not the Business Combination is completed; and

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since the Business Combination Agreement restricts the conduct of GSH’s and DHHC’s businesses prior to completion of the Business Combination, each of GSH and DHHC may not have been able to take certain actions during the pendency of the Business Combination that would have benefitted it as an independent company, and the opportunity to take such actions may no longer be available (see the section entitled “The Business Combination Agreement — Covenants and Agreements” for a description of the restrictive covenants applicable to GSH and DHHC).

If the Business Combination Agreement is terminated and GSH’s board of directors seeks another merger or business combination, GSH stockholders cannot be certain that GSH will be able to find a party willing to offer equivalent or more attractive consideration than the consideration DHHC has agreed to provide in the Business Combination or that such other merger or business combination is completed. If the Business Combination Agreement is terminated and the DHHC Board seeks another merger or business combination, DHHC stockholders cannot be certain that DHHC will be able to find another acquisition target that meet its criteria for an initial business combination or that such other merger or business combination will be completed. See “The Business Combination Agreement — Termination”.
GSH will be subject to business uncertainties and contractual restrictions while the Business Combination is pending.
Uncertainty about the effect of the Business Combination on employees and customers may have an adverse effect on GSH and consequently on DHHC. These uncertainties may impair GSH’s ability to attract, retain and motivate key personnel until the Business Combination is completed and could cause customers and others that deal with GSH to seek to change existing business relationships with GSH. Retention of certain employees may be challenging during the pendency of the Business Combination as certain employees may experience uncertainty about their future roles. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the business, our business following the Business Combination could be negatively impacted. In addition, the Business Combination Agreement restricts GSH from making certain expenditures and taking other specified actions without the consent of DHHC until the Business Combination occurs. These restrictions may prevent GSH from pursuing attractive business opportunities that may arise prior to the completion of the Business Combination. See “The Business Combination Agreement — Covenants and Agreements”.

DHHC directors and officers may have interests in the Business Combination different from the interests of DHHC stockholders.
Executive officers of DHHC negotiated the terms of the Business Combination Agreement with their counterparts at GSH, and the DHHC Board determined that entering into the Business Combination Agreement was in the best interests of DHHC and its stockholders, declared the Business Combination Agreement advisable and recommended that DHHC stockholders approve the Proposals required to effect the Business Combination. In considering these facts and the other information contained in this proxy statement/prospectus, you should be aware that DHHC’s executive officers and directors may have financial interests in the Business Combination that may be different from, or in addition to, the interests of DHHC stockholders, which could result in real or perceived conflicts of interests. For example, as described below, the Sponsor and its affiliates, on the one hand, and the Company’s officers and directors, on the other hand, have at risk significant monetary interests that depend on the completion of the Business Combination or another business combination within the Combination Window. For the Sponsor and its affiliates, aggregate value at risk could be as much as approximately $67.3 million (based upon the closing price of $10.15 per DHHC Class A Common Share and $0.22 per Public Warrant on the Nasdaq on January 26, 2023, the most recent practicable date prior to the date of this proxy statement/prospectus, and after giving effect to the forfeiture of 2,577,691 Founder Shares and 2,492,000 Private Placement Warrants and assuming that no UHG Class A Common Shares or Sponsor Earnout Shares are allocated to the Anchor Investors and all Earn Out Shares are released upon the achievement of certain performance-based milestones under the Sponsor Agreement). For Judith A. Hannaway, Jonathan Langer, Charles Schoenherr and Keith Feldman (who are the Company’s officers and directors who are not affiliates of the Sponsor), aggregate value at risk could be as much as approximately $3.2 million (based upon the closing price of $10.15 per DHHC Class A Common Share and $0.22 per Public Warrant on the Nasdaq on January 26, 2023, the most recent practicable date prior to the date of this proxy statement/prospectus). The interests of the Sponsor and DHHC’s directors and officers include:

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If the Business Combination with GSH or another business combination is not consummated within the Combination Window, DHHC will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Public Shares for cash and, subject to the approval of its remaining stockholders and the DHHC Board, dissolving and liquidating. In such event, the 8,625,000 Founder Shares held by the Sponsor, with respect to which David T. Hamamoto, DHHC’s Chairman and Co-Chief Executive Officer, has voting and investment discretion, which were acquired by the Sponsor for an aggregate purchase price of $25,000 prior to the Initial Public Offering, would be worthless because DHHC’s Initial Stockholders are not entitled to participate in any redemption or distribution with respect to such shares. The 8,625,000 Founder Shares held by the Sponsor had an aggregate approximate market value of $87.5 million based upon the closing price of $10.15 per DHHC Class A Common Share on the Nasdaq on January 26, 2023, the most recent practicable date prior to the date of this proxy statement/prospectus. Given the differential in the purchase price that the Sponsor paid for the Founder Shares as compared to the price of the units sold in the Initial Public Offering and the substantial number of shares of UHG Class A Common Shares that our Sponsor will receive upon conversion of the Founder Shares in connection with the Business Combination, our Sponsor may earn a positive rate of return on their investment even if the common stock of the Post- Combination Company trades below the price initially paid for the units in the Initial Public Offering and the Public Stockholders experience a negative rate of return following the completion of the Business Combination. The Sponsor has agreed to forfeit 1,766,612 Founder Shares upon the Closing, and not to transfer 2,120,627 Founder Shares until such Founder Shares become released upon the achievement of certain performance-based milestones under the Sponsor Agreement. As of the date of this proxy statement/prospectus, each of the Anchor Investors have sold or redeemed all of their Public Shares; as a result, and in accordance with the terms of the Subscription Agreements, the Anchor Investors will be allocated from the Sponsor up to approximately 161,000 Founder Shares for a purchase price of $0.003 per share and at an aggregate approximate purchase price of $483 upon the Closing. Approximately 161,000 UHG Class A Common Shares and 49,000 Sponsor Earnout Shares may be allocated to the Anchor Investors upon the Closing, pursuant to the Subscription Agreements entered with the Anchor Investors.

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The Sponsor and Anchor Investors purchased 4,983,999 and 949,334 Private Placement Warrants, respectively, from DHHC for an aggregate purchase price of $8,900,000 (or $1.50 per warrant). These purchases took place in a private placement simultaneously with the consummation of the Initial Public Offering. A portion of the proceeds DHHC received from these purchases were placed in the Trust Account. The Sponsor’s Private Placement Warrants had an approximate market value of $1.1 million, and the Anchor Investors’ Private Placement Warrants had an approximate market value of $208,900, based upon the closing price of $0.22 per Public Warrant on the Nasdaq on January 26, 2023, the most recent practicable date prior to the date of this proxy statement/prospectus. The Private Placement Warrants would become worthless if DHHC does not consummate a business combination within the Combination Window. The Sponsor and Anchor Investors have agreed to forfeit 50% of the Private Placement Warrants held by them upon the Closing.

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The fact that Judith A. Hannaway, Jonathan Langer and Charles Schoenherr, directors of DHHC, and Keith Feldman, the Chief Financial Officer of DHHC, will be entitled to receive, upon completion of the Business Combination, 27,121, 27,121, 27,121 and 235,118 Founder Shares, respectively, from our Sponsor, which would be valued in the aggregate at approximately $3.2 million based on the closing price of $10.15 per DHHC Class A Common Share on the Nasdaq on January 26, 2023, and Keith Feldman will also be entitled to receive, upon completion of the Business Combination, 149,520 Private Placement Warrants from our Sponsor. The Private Placement Warrants had an aggregate approximate market value of $32,900 based upon the closing price of $0.22 per Public Warrant on the Nasdaq on January 26, 2023, the most recent practicable date prior to the date of this proxy statement/prospectus. The Founder Shares and Private Placement Warrants would become worthless if DHHC does not consummate a business combination within the Combination Window.

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On October 18, 2022, the Company executed (i) a promissory note in the principal amount of up to $200,000, bearing interest of 10%, payable to David T. Hamamoto, in his personal capacity, and (ii) a promissory note in the principal amount of up to $200,000, bearing interest of 10%, payable to Antara Capital Total Return SPAC Master Fund LP, a Cayman Islands exempted limited partnership. These promissory notes do not have any claim on the proceeds held in the Trust Account unless such proceeds are released upon the Closing.

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No compensation of any kind, including finder’s and consulting fees, is paid to our Sponsor, officers and directors, or any of their respective affiliates, for services rendered prior to or in connection with the completion of an initial business combination, except for reimbursement for out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. From the date of the Initial Public Offering until the date of the Business Combination Agreement, there have been no reimbursable out-of-pocket expenses incurred in connection with the Business Combination.

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In connection with the Initial Public Offering, the Anchor Investors entered into the Subscription Agreements with us, pursuant to which the Anchor Investors would be allocated from the Sponsor up to 1,250,625 Founder Shares for a purchase price of $0.003 per share and at an aggregate purchase price of $3,625 upon the Closing. As of the date of this proxy statement/prospectus, each of the Anchor Investors have sold or redeemed all of their Public Shares; as a result, and in accordance with the terms of the Subscription Agreements, the Anchor Investors will be allocated from the Sponsor up to approximately 161,000 Founder Shares for a purchase price of $0.003 per share and at an aggregate approximate purchase price of $483 upon the Closing.

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We pay our Sponsor $10,000 per month for office space, secretarial and administrative services provided to members of our management team. Such arrangement will terminate upon the consummation of the Business Combination.

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Our Sponsor will indemnify us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business, with which we have discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.00 per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes. If DHHC consummates the Business Combination, on the other hand, DHHC will be liable for all such claims.

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DHHC’s directors and officers, and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on DHHC’s behalf, such as identifying and investigating possible business targets and business combinations. However, if DHHC fails to consummate a business combination within the Combination Window, they will not have any claim against the Trust Account for reimbursement. Accordingly, DHHC may not be able to reimburse these expenses if the Business Combination or another business combination is not consummated within the Combination Window.

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Our Sponsor has also agreed, subject to certain exceptions, not to transfer 2,449,574 Founder Shares held by it until such securities are released under the Sponsor Agreement. Pursuant to the Sponsor Agreement, (i) 37.5% of such Founder Shares will vest upon the Post-Combination Company achieving $12.50 as its volume weighted average price per share for any 20 trading days within a 30 consecutive trading day period, (ii) 37.5% of such Founder Shares will be released upon the Post-Combination Company achieving $15.00 as its volume weighted average price per share for any 20 trading days within a 30 consecutive trading day period, and (iii) 25% of such Founder Shares will be released upon the Post-Combination Company achieving $17.50 as its volume weighted average price per share for any 20 trading days within a 30 consecutive trading day period, in each case, during the Sponsor Earn Out Period. Any such Founder Shares not released prior to the fifth anniversary of the Closing will be deemed to be forfeited.

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The Sponsor and DHHC’s directors and officers have agreed to waive their redemption rights with respect to the Founder Shares and any Public Shares held by them in connection with the completion of the Business Combination.

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The Sponsor and DHHC’s directors and officers have agreed to waive their rights to liquidating distributions from the Trust Account with respect to the Founder Shares held by them if DHHC fails to complete the Business Combination during the Combination Window. See “Information about DHHC — Redemption of Public Shares and Liquidation if no Business Combination.”

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David T. Hamamoto is expected to continue to serve as a Director of the Post-Combination Company and will receive compensation for such service following the Business Combination.

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Keith Feldman is expected to continue to serve as the chief financial officer of the Post- Combination Company, and will receive compensation for such service following the Business Combination.

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Michael Bayles is expected to continue to serve as a Director of the Post-Combination Company, and will receive compensation for such service following the Business Combination.

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The A&R Registration Rights Agreement will be entered into by, among others, the Sponsor and the directors and officers of DHHC.

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The officers and directors of DHHC may not work full-time at DHHC, may work for both the Sponsor and DHHC, and/or may have fiduciary duties and responsibilities at other companies, which may impact such officers’ or directors’ ability to devote adequate time and attention to the activities of DHHC and may influence their decision to proceed with the Business Combination. See “Management of DHHC” for more information.

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Subject to certain limited exceptions, the Private Placement Warrants will not be transferable, assignable or salable until 30 days following the completion of the Business Combination.

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The continued indemnification of current directors and officers and the continuation of directors’ and officers’ liability insurance.

Our Sponsor and DHHC’s directors and officers may be incentivized by any one or a combination of the above factors to complete the Business Combination with GSH rather than liquidate, even if (i) GSH is a less favorable target company as compared to other potential target companies or (ii) the terms of the Business Combination are less favorable to stockholders than the liquidation of the Trust Account.
The DHHC Board was aware of and considered these interests to the extent such interests existed at the time, among other matters, in reaching the determination to approve the terms of the Business Combination and in recommending to DHHC’s stockholders that they vote to approve the Business Combination. For a detailed discussion of the special interests that DHHC’s directors and executive officers may have in the Business Combination, please see the section entitled “The Business Combination — Interests of DHHC’s Directors and Executive Officers in the Business Combination”; for a detailed discussion of the special interests that DHHC’s Sponsor may have in the Business Combination, please see the section entitled “Information About DHHC — Our Sponsor — Certain Interests of Our Sponsor.”
The Sponsor may have interests in the Business Combination different from the interests of DHHC stockholders.
When considering the DHHC Board’s recommendation that its stockholders vote in favor of the approval of the Business Combination Proposal and the other Proposals described in this proxy statement/prospectus, its stockholders should be aware that the Sponsor has interests in the Business Combination that may be different from, in addition to, or may conflict with the interests of DHHC’s stockholders in general. While our Sponsor and each of DHHC’s directors and officers have agreed to vote their shares in favor of the Business Combination Proposal, stockholders should be aware that our Sponsor and DHHC’s directors and officers may have interests that may be different from, or in addition to, those of DHHC’s stockholders generally, and may be incentivized to complete the Business Combination even if it is with a less favorable target company or on less favorable terms, rather than liquidate. For a more complete description of these interests, see the section entitled “The Business Combination — Interests of DHHC’s Directors and Executive Officers in the Business Combination”.
In evaluating a prospective target business for our initial business combination, our management has relied on the availability of all of the funds from a combination of financing options in connection with the initial business combination. If some or all of the financing options fails to close, for any reason, we may lack sufficient funds to consummate our initial business combination.
In connection with the entry into the Business Combination Agreement, in order to fulfill the Minimum Cash Condition in the Business Combination Agreement that Closing DHHC Cash be no less than $125 million, our management has relied on the availability of funds from the non-redemption of funds held in trust in the Trust Account, including the commitment of members of the Sponsor to not redeem an aggregate of 2.5 million DHHC Class A Common Shares purchased pursuant to the terms of the Financing Commitment Letter. To the extent any Closing DHHC Cash is from sources other than the non-redemption of funds held in trust in the Trust Account or the proceeds from the issuance of DHHC Common Shares, the Closing DHHC Cash need to be obtained on terms and at rates and/or costs reasonably acceptable to GSH. Other than the Financing Commitment Letter, no agreements dealing with the above-mentioned financing options have been entered into at this time. If some or all of the financing options are not effectuated for any reason, we may not be able to obtain additional funds to account for the resulting shortfall on terms favorable to us or at all. Any such shortfall may also reduce the amount of funds that we have available for working capital of the Post-Combination Company and may result in the failure to satisfy the Minimum Cash Condition in the Business Combination Agreement, which may consequently result in a failure to consummate the Business Combination.
The Business Combination will result in changes to the board of directors that may affect our strategy.
If the parties complete the Business Combination and the Director Election Proposal is approved, the composition of the Post-Combination Company’s board of directors will change from the current boards of directors of DHHC and GSH. The board of directors of the Post-Combination Company will be divided into three classes and will consist of the directors elected pursuant to the Director Election Proposal, each of which will serve an initial term ending in either 2024, 2025 or 2026, and thereafter will serve a three-year term. This new composition of the Post-Combination Company Board may affect our business strategy and operating decisions upon the completion of the Business Combination.
The Business Combination Agreement contains provisions that may discourage other companies from trying to acquire GSH for greater merger consideration.
The Business Combination Agreement contains provisions that prohibit GSH from seeking alternative business combinations during the pendency of the Business Combination. These provisions include a general prohibition on GSH from soliciting or entering into discussions with any third party regarding any acquisition proposal or offers for competing transactions. In connection with the execution of the Business Combination Agreement, GSH’s stockholders executed, and delivered to DHHC, a unanimous written consent approving the Business Combination Agreement, and the transactions contemplated therein, including the Business Combination and the Pre-Closing Recapitalization; therefore, GSH cannot pursue an alternative business combination, unless the Business Combination Agreement has been terminated in accordance with its terms. See “The Business Combination Agreement — Covenants and Agreements” and “The Business Combination Agreement — Termination”.
The Business Combination Agreement contains provisions that may discourage DHHC from seeking an alternative business combination.
The Business Combination Agreement contains provisions that prohibit DHHC from seeking alternative business combinations during the pendency of the Business Combination. These provisions include a general prohibition on DHHC from soliciting or entering into discussions with any third party regarding any acquisition proposal by DHHC for any person other than GSH. DHHC also has an unqualified obligation to submit the Business Combination Proposal to a vote by its stockholders, even if DHHC becomes aware of an alternative business combination transaction that its board of directors believes is superior to the Business Combination, unless the Business Combination Agreement has been terminated in accordance with its terms. See “The Business Combination Agreement — Covenants and Agreements” and “The Business Combination Agreement — Termination”.
During the pre-Closing period, DHHC and GSH are prohibited from entering into certain transactions that might otherwise be beneficial to DHHC, GSH or their respective stockholders.
Until the earlier of the consummation of the Business Combination or termination of the Business Combination Agreement, DHHC and GSH are subject to certain limitations on the operations of their businesses, each as summarized under the “The Business Combination Agreement — Covenants and Agreements.” The limitations on DHHC’s and GSH’s conduct of their businesses during this period could have the effect of delaying or preventing other strategic transactions and may, in some cases, make it impossible to pursue business opportunities that are available only for a limited time.
The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus is preliminary and the actual financial condition and results of operations after the Business Combination may differ materially.
The unaudited pro forma financial information included in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what the Post-Combination Company’s actual financial position or results of operations would have been had the Business Combination been completed on the date(s) indicated. The preparation of the pro forma financial information is based upon available information and certain assumptions and estimates that DHHC and GSH currently believe are reasonable. The unaudited pro forma financial information reflects adjustments, which are based upon preliminary estimates, among other things, to allocate the purchase price to GSH’s net assets. The purchase price allocation reflected in this proxy statement/prospectus is preliminary, and the final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of GSH as of the date of the completion of the Business Combination. In addition, following the completion of the Business Combination, there may be further refinements of the purchase price allocation as additional information becomes available. Accordingly, the final purchase accounting adjustments may differ materially from the pro forma adjustments reflected in this proxy statement/prospectus. See “Unaudited Pro Forma Condensed Combined Financial Information”.
We have identified a material weakness in our internal control over financial reporting. If we are unable to develop and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business and operating results.
We have identified a material weakness in our internal control over financial reporting. Specifically, our management has concluded that our control around the interpretation and accounting for certain complex features of DHHC Class A Common Shares and DHHC Warrants issued by DHHC was not effectively designed or maintained. This material weakness resulted in the restatement of DHHC’s balance sheet as of January 28, 2021, and our interim financial statements for the quarters ended March 31, 2021 and June 30,

2021. As a result of this material weakness, our management has concluded that our disclosure controls and procedures were not effective as of September 30, 2022.
Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. We continue to take steps to remediate the material weakness. If we identify any new material weaknesses in the future, any such newly identified material weakness could limit our ability to prevent or detect a misstatement of our accounts or disclosures that could result in a material misstatement of our annual or interim financial statements. In such case, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting and the price of our securities may decline as a result. We cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to avoid potential future material weaknesses.
For the period from January 1, 2021 through December 31, 2021, our independent registered public accounting firm has included an explanatory paragraph relating to our ability to continue as a going concern in its report on our audited financial statements included in our annual report filed on April 13, 2022.
Our report from our independent registered public accounting firm for the period from January 1, 2021 through December 31, 2021 includes an explanatory paragraph stating that the liquidity condition and date for mandatory liquidation and subsequent dissolution raise substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty. If a business combination is not consummated and we are not able to obtain sufficient funding, our business, prospects, financial condition and results of operations will be harmed and we may be unable to continue as a going concern. If we are unable to continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our audited financial statements, and it is likely that investors would lose part or all of their investment. Future reports from our independent registered public accounting firm may also contain statements expressing substantial doubt about its ability to continue as a going concern. If there remains substantial doubt about our ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding to us on commercially reasonable terms, or at all, and our business may be harmed.
Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect the business of DHHC, GSH or the Post-Combination Company, including DHHC’s ability to negotiate and complete its initial business combination, and the businesses’ results of operations.
DHHC is subject to laws and regulations enacted by national, regional and local governments. In particular, DHHC is required to comply with certain SEC and other legal requirements. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time. For example, on March 30, 2022, the SEC issued proposed new rules relating to SPACs and their business combination transactions. Any changes in laws, regulations, interpretations and applications could have a material adverse effect on the business of DHHC, GSH or the Post-Combination Company, including DHHC’s ability to negotiate and complete its initial business combination, and the businesses’ results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on any of the businesses, including DHHC’s ability to negotiate and complete its initial business combination, and results of operations.
DHHC and GSH will incur transaction costs in connection with the Business Combination.
Each of DHHC and GSH has incurred and expects that it will incur significant, non-recurring costs in connection with consummating the Business Combination. DHHC and GSH may also incur additional costs to retain key employees. DHHC and GSH will also incur significant legal, financial advisor, accounting, banking and consulting fees, fees relating to regulatory filings and notices, SEC filing fees, printing and mailing fees and other costs associated with the Business Combination. DHHC and GSH estimate that they will incur approximately $23.9 million in aggregate transaction costs. Some of these costs are payable regardless of whether the Business Combination is completed. See “The Business Combination — Fees and Expenses”.

GSH’s and DHHC’s stockholders will have their rights as stockholders governed by the Proposed Charter and the Proposed Bylaws.
As a result of the completion of the Business Combination, holders of GSH Common Shares and holders of DHHC Common Shares may become holders of shares of the Post-Combination Company’s securities, which will be governed by the Proposed Charter and the Proposed Bylaws. As a result, there will be differences between the rights currently enjoyed by GSH stockholders or DHHC stockholders, as applicable, and the rights that they would enjoy if they become stockholders of the Post-Combination Company. See “Comparison of Stockholders’ Rights”.
The Sponsor and DHHC’s directors, Advisors and officers have agreed to vote in favor of the Business Combination, regardless of how DHHC’s Public Stockholders vote.
The Sponsor and DHHC’s directors and officers have agreed to vote their DHHC Common Shares in favor of the Business Combination. The Sponsor and DHHC’s directors and officers collectively own approximately 20% of the DHHC Common Shares prior to the Business Combination. Accordingly, it is more likely that the requisite approval of the DHHC stockholders for the Required Proposals will be obtained, and the related condition to the Closing will be satisfied, than would be the case if the Sponsor and DHHC’s directors and officers had agreed to vote their DHHC Common Shares in accordance with the majority of the votes cast by Public Stockholders. See “Other Agreements — Sponsor Agreement”.
Provisions in the Proposed Charter and Delaware law may have the effect of discouraging lawsuits against the directors and officers of the Post-Combination Company.
Following the Business Combination, the Proposed Charter will provide that unless the Post-Combination Company consents to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action brought by a stockholder on behalf of the Post-Combination Company, (ii) any claim of breach of a fiduciary duty owed by any of the Post-Combination Company’s directors, officers, stockholders, or employees, (iii) any claim against the Post-Combination Company arising under its charter or bylaws or the DGCL and (iv) any claim against the Post-Combination Company governed by the internal affairs doctrine. The Proposed Charter designates the United States District Court for the District of Delaware as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.
This exclusive forum provision will not apply to claims under the Exchange Act, but will apply to other state and federal law claims including actions arising under the Securities Act. Section 22 of the Securities Act, however, created concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such a forum selection provision as written in connection with claims arising under the Securities Act.
Although DHHC believes this provision will benefit the Post-Combination Company by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, this choice of forum provision may have the effect of increasing costs for investors to bring a claim against the Post-Combination Company and its directors and officers and of limiting a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Post-Combination Company or any of its directors, officers, other employees or stockholders, which may discourage (but not prevent) lawsuits with respect to such claims.
Certain of DHHC’s directors and officers are now, and may in the future become, affiliated with entities engaged in business activities similar to those conducted by it or GSH currently and that are intended to be conducted by the Post-Combination Company and, accordingly, may have conflicts of interest in allocating their time and determining to which entity a particular business opportunity should be presented.
Certain of DHHC’s officers and directors are now, and may in the future become, affiliated with entities engaged in business activities similar to those conducted by it or GSH currently and that are intended to be conducted by the Post-Combination Company. Accordingly, DHHC’s officers and directors may become aware of business opportunities that may be appropriate for presentation to DHHC and the other entities to which they owe certain fiduciary or contractual duties.
The Current Charter includes a “corporate opportunity” waiver that provides that DHHC renounces its interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as DHHC’s director or officer and such opportunity is one DHHC is legally and contractually permitted to undertake and would otherwise be reasonable for it to pursue and to the extent the director or officer is permitted to refer that opportunity to DHHC without violating any legal obligation. DHHC does not believe that the waiver of the corporate opportunity doctrine in its Current Charter interfered with its ability to identify an acquisition target. In the absence of the “corporate opportunity” waiver in DHHC’s charter, certain of the proposed directors and officers of DHHC would not be able to, or willing to, serve as an officer or director. We believe the inclusion of the “corporate opportunity” waiver in the Current Charter provides DHHC with greater flexibility to attract and retain the officers and directors that it believes are the best candidates for such positions.
If DHHC is not able to complete the Business Combination with GSH or another business combination within the Combination Window, DHHC will cease all operations except for the purpose of winding-up, Public Stockholders may only receive approximately $10.00 per share and warrants will expire worthless.
DHHC’s ability to complete the Business Combination may be negatively impacted by general market conditions, volatility in the capital and debt markets and the other risks described herein. If DHHC is not able to complete the Business Combination with GSH or another business combination within the Combination Window, DHHC will: (i) cease all operations except for the purpose of winding-up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to pay taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of DHHC’s remaining stockholders and DHHC Board, dissolve and liquidate, subject in each case to DHHC’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. In such case, Public Stockholders may only receive $10.00 per share, and warrants will expire worthless. In certain circumstances, Public Stockholders may receive less than $10.00 per share on the redemption of their shares.
Risks Related to Redemption
In this section “we,” “us” and “our” refer to DHHC prior to the Business Combination and to the Post-Combination Company following the Business Combination.
If third parties bring claims against us, the proceeds held in the Trust Account could be reduced and the per share redemption amount received by stockholders may be less than $10.00 per share.
Our placing of funds in the Trust Account may not protect those funds from third-party claims against us. Although we have sought and will continue to seek to have all vendors, service providers, prospective target businesses, including GSH, or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of our Public Stockholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantages with respect to a claim against our assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative. Marcum LLP, our independent registered public accounting firm, did not execute agreements with us waiving such claims to the monies held in the Trust Account.

Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. Upon redemption of our Public Shares, if we are unable to complete our initial business combination within the prescribed timeframe, or upon the exercise of a redemption right in connection with our initial business combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the 10 years following redemption. Accordingly, the per share redemption amount received by Public Stockholders could be less than the $10.00 per share initially held in the Trust Account, due to claims of such creditors.
Our Sponsor will indemnify us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business, with which we have discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.00 per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes. This liability will not apply with respect to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under our indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, then our Sponsor will not be responsible to the extent of any liability for such third-party claims. However, we have not asked our Sponsor to reserve for such indemnification obligations, nor have we independently verified whether our Sponsor has sufficient funds to satisfy its indemnity obligations and we believe that our Sponsor’s only assets are securities of DHHC. Therefore, we cannot assure you that our Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for our initial business combination and redemptions could be reduced to less than $10.00 per Public Share. In such event, we may not be able to complete our initial business combination, and you would receive such lesser amount per share in connection with any redemption of your Public Shares. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.
Our independent directors may decide not to enforce the indemnification obligations of our Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to our Public Stockholders.
In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.00 per Public Share or (ii) such lesser amount per share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, and our Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our Sponsor to enforce its indemnification obligations.
While we currently expect that our independent directors would take legal action on our behalf against our Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment may choose not to do so if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. If our independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to our Public Stockholders may be reduced below $10.00 per share.
We may not have sufficient funds to satisfy indemnification claims of our directors and executive officers.
We have agreed to indemnify our officers and directors to the fullest extent permitted by law. However, our officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account and to not seek recourse against the Trust Account for any reason whatsoever (except to the extent they are entitled to funds from the Trust Account due to their ownership of Public Shares).

Accordingly, any indemnification provided will be able to be satisfied by us only if (i) we have sufficient funds outside of the Trust Account or (ii) we consummate the Business Combination. Our obligation to indemnify our officers and directors may discourage shareholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.
The Public Stockholders will not have any rights or interests in funds from the Trust Account, except under certain limited circumstances. To liquidate your investment, therefore, you may be forced to sell your Public Shares and/or Public Warrants, potentially at a loss.
The Public Stockholders will be entitled to receive funds from the Trust Account only upon the earliest to occur of (1) our completion of an initial business combination (including the Closing), and then only in connection with those Public Shares that such Public Stockholder properly elected to redeem, subject to certain limitations, (2) the redemption of any Public Shares properly submitted in connection with a stockholder vote to amend our certificate of incorporation to modify the substance or timing of our obligation to redeem 100% of our Public Shares if we do not complete an initial business combination within the Combination Window and (3) the redemption of the Public Shares if we have not completed an initial business combination within the Combination Window, subject to applicable law. In addition, if we are unable to complete an initial business combination within the Combination Window for any reason, compliance with Delaware law may require that we submit a plan of dissolution to our then-existing stockholders for approval prior to the distribution of the proceeds held in the Trust Account. In that case, Public Stockholders may be forced to wait beyond the Combination Window before they receive funds from the Trust Account. In no other circumstances will a Public Stockholder have any right or interest of any kind to or in the Trust Account. Holders of Public Warrants will not have any right to the proceeds held in the Trust Account with respect to the Public Warrants. Accordingly, to liquidate your investment, you may be forced to sell your Public Shares and/or Public Warrants, potentially at a loss.
There is no guarantee that a Public Stockholder’s decision whether to redeem their Public Shares for a pro rata portion of the Trust Account will put such stockholder in a better future economic position.
No assurance can be given as to the price at which a Public Stockholder may be able to sell DHHC Class A Common Shares in the future following the completion of the Business Combination. Certain events following the consummation of any business combination, including the Business Combination, may cause an increase in our stock price, and may result in a lower value realized now than a Public Stockholder might realize in the future had the stockholder not elected to redeem such stockholder’s Public Shares. Similarly, if a Public Stockholder does not redeem his, her or its shares, such stockholder will bear the risk of ownership of DHHC Class A Common Shares after the consummation of the Business Combination, and there can be no assurance that a stockholder can sell his, her or its DHHC Class A Common Shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A Public Stockholder should consult his, her or its own tax and/or financial advisor for assistance on how this may affect its individual situation.
If Public Stockholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their Public Shares for a pro rata portion of the funds held in the Trust Account.
To exercise their redemption rights, Public Stockholders are required to deliver their stock, either physically or electronically using The Depository Trust Company’s DWAC System, to DHHC’s transfer agent no later than two business days prior to the vote at the Special Meeting. If a Public Stockholder properly seeks redemption as described in this proxy statement/prospectus and the Business Combination with GSH is consummated, DHHC will redeem these shares for a pro rata portion of funds deposited in the Trust Account and such holder will no longer own such shares following the Business Combination. See the section entitled “DHHC’s Special Meeting of Stockholders — Redemption Rights” for additional information on how to exercise your redemption rights.

The ability of DHHC stockholders to exercise redemption rights with respect to a large number of shares could increase the probability that the Business Combination would be unsuccessful and that stockholders would have to wait for liquidation in order to redeem their stock.
At the time DHHC entered into the Business Combination Agreement and related agreements for the Business Combination, DHHC did not know how many stockholders would exercise their redemption rights, and therefore DHHC structured the Business Combination based on its expectations as to the number of shares that will be submitted for redemption. The Business Combination Agreement requires DHHC to have cash on hand equal to or in excess of $125,000,000 at Closing, following (i) the taking into account the proceeds of any securities or indebtedness funded in connection with the Closing and (ii) distribution of the Trust Account, deducting all amounts to be paid pursuant to the redemption of Public Shares. If a larger number of shares are submitted for redemption than initially expected, we may need to restructure the transaction to reserve a greater portion of the cash in the Trust Account. The above considerations may limit our ability to complete the Business Combination or optimize our capital structure.
If, before distributing the proceeds in the Trust Account to our Public Stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our stockholders and the per share amount that would otherwise be received by our stockholders in connection with our liquidation may be reduced.
If, before distributing the proceeds in the Trust Account to our Public Stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy claims deplete the Trust Account, the per share amount that would otherwise be received by our stockholders in connection with our liquidation may be reduced.
If, after we distribute the proceeds in the Trust Account to our Public Stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds, and our Public Stockholders may be held liable to the extent of distributions received by them upon redemption of their shares and we and our board of directors may be exposed to claims of punitive damages.
If, after we distribute the proceeds in the Trust Account to our Public Stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by our stockholders. In addition, our board of directors may be viewed as having breached its fiduciary duty to our creditors and/or having acted in bad faith, thereby exposing itself and us to claims of punitive damages, by paying Public Stockholders from the Trust Account prior to addressing the claims of creditors.
If you or a “group” of stockholders of which you are a part are deemed to hold an aggregate of more than 15% of the Public Shares, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares in excess of 15% of the Public Shares.
A Public Stockholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming in the aggregate his, her or its Public Shares or, if part of such a group, the group’s Public Shares, in excess of 15% of the Public Shares without the consent of DHHC. Your inability to redeem any such excess Public Shares could result in your suffering a material loss on your investment in DHHC if you sell such excess Public Shares in open market transactions. DHHC cannot assure you that the value of such excess Public Shares will appreciate over time following the Business Combination or that the market price of the Public Shares will exceed the per-share redemption price.
However, DHHC’s stockholders’ ability to vote all of their Public Shares (including such excess shares) for or against the Business Combination Proposal is not restricted by this limitation on redemption.

There is uncertainty regarding the federal income tax consequences of the redemption to the holders of DHHC Class A Common Shares.
There is some uncertainty regarding the federal income tax consequences to holders of DHHC Class A Common Shares that exercise their redemption rights. Such uncertainty relates primarily to the individual circumstances of the taxpayer and includes (i) whether the redemption will be treated as a corporate distribution potentially taxable as a dividend, or a sale, that would potentially give rise to capital gain or capital loss, and (ii) whether such capital gain is “long-term” or “short-term.” Whether the redemption qualifies for sale treatment, resulting in taxation as capital gain rather than treatment as a corporate distribution, will depend largely on whether the holder owns (or is deemed to own) any DHHC Class A Common Shares following the redemption, and if so, the total number of DHHC Class A Common Shares treated as held by the holder both before and after the redemption relative to all shares of DHHC voting stock outstanding both before and after the redemption. The redemption generally will be treated as a sale, rather than a distribution, if the redemption (i) is “substantially disproportionate” with respect to the holder, (ii) results in a “complete termination” of the holder’s interest in DHHC or (iii) is “not essentially equivalent to a dividend” with respect to the holder. Due to the personal and subjective nature of certain of such tests and the absence of clear guidance from the Internal Revenue Service (“IRS”), there is uncertainty as to how a holder who elects to exercise its redemption rights will be taxed in connection with the exercise of redemption rights. See the section entitled “Material U.S. Federal Income Tax Consequences — Material Tax Consequences of a Redemption of Public Shares.”
A new 1% U.S. federal excise tax could be imposed on us in connection with future redemptions by us of the Public Shares.
On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases (including redemptions) of stock by publicly traded domestic corporations and certain domestic subsidiaries of publicly traded foreign corporations. The excise tax is imposed on the repurchasing corporation itself, not its stockholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury has been given authority to provide regulations and other guidance to carry out, and prevent the abuse or avoidance of, the purpose of the excise tax legislation. The IR Act applies only to repurchases that occur after December 31, 2022. It is unclear at this time how and to what extent it will apply to future redemptions of the Public Shares.
Unlike some other blank check companies, DHHC does not have a specified maximum redemption threshold. The absence of such a redemption threshold will make it easier for us to consummate the Business Combination even if a substantial number of our stockholders redeem.
Unlike some other blank check companies, DHHC does not have a specified maximum redemption threshold, except that (i) we will not redeem Public Shares in an amount that would cause our net tangible assets to be less than $5,000,001 and (ii) we will not redeem Public Shares in excess of the “15% threshold” (as described in “Information about DHHC — Limitation on Redemption Rights”) beneficially owned by a Public Stockholder or “group” (as defined in Section 13(d)(3) of the Exchange Act). Some other blank check companies’ structures disallow the consummation of a business combination if the holders of such companies’ stockholders elect to redeem or convert more than a specified percentage of the shares sold in such companies’ initial public offering. Because we have no such maximum redemption threshold (other than as described in this paragraph), we may be able to consummate the Business Combination even though a substantial number of our Public Stockholders have redeemed their shares.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
Introduction
The following unaudited pro forma condensed combined balance sheet as of September 30, 2022 and the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2021 and the nine months ended September 30, 2022 present the combined financial information of DHHC and the homebuilding operations of GSH after giving effect to the Business Combination and related adjustments described in the accompanying notes.
DHHC is a blank-check company incorporated in the state of Delaware on October 7, 2020. It is currently traded on the Nasdaq under the symbol “DHHC” with approximately $347 million of cash in the Trust Account. DHHC was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Merger Sub was incorporated in connection with the Business Combination, and will merge with and into GSH with GSH continuing as the surviving corporation post-merger.
Based in Columbia, South Carolina, GSH was formed in 2004 and elected S corporation status in June 2008. GSH constructs detached and attached single-family residential homes with active operations in South Carolina and Georgia. GSH is primarily focused on entry-level, first, and second move-up homebuyers, with some third move-up and custom construction. The constructed homes appeal to a wide range of buyer profiles ranging from first-time homebuyers to lifestyle buyers. GSH’s primary objective is to provide customers with homes of exceptional quality and value while maximizing its return on investment.
The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X, as amended by the final rule, Release 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” The following unaudited pro forma condensed combined statements of operations for the year ended December 31, 2021 and the nine months ended September 30, 2022 give pro forma effect to the Business Combination as if it had occurred on January 1, 2021. The unaudited pro forma condensed combined balance sheet as of September 30, 2022 gives pro forma effect to the Business Combination as if it was completed on September 30, 2022 (except for the redemptions which took place in connection with the Extension Meeting, as discussed above).
The unaudited pro forma condensed combined financial information is based on and should be read in conjunction with the audited historical financial statements of each of DHHC and GSH, and the related notes thereto as of and for the year ended December 31, 2021, and the unaudited historical financial statements of each of DHHC and GSH, and the related notes thereto as of and for the nine months ended September 30, 2022, each as contained in this proxy statement/prospectus and the sections of this proxy statement/prospectus entitled “DHHC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “GSH’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and do not necessarily reflect what GSH’s financial condition or results of operations would have been had the Business Combination occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial information may not be useful in predicting the future financial condition and results of operations of GSH. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited transaction accounting adjustments represent estimates based on information available as of the date of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed.
The unaudited pro forma condensed combined information assumes that DHHC stockholders approve the proposed Business Combination. DHHC’s Public Stockholders may elect to redeem their Public Shares for cash even if they approve the proposed Business Combination. As a result, GSH has elected to provide the unaudited pro forma condensed combined financial information assuming two alternative levels of cash redemption of UHG’s Common Shares:

•
Assuming No Redemption:   This scenario assumes that no Public Stockholders exercise redemption rights with respect to their Public Shares, after giving effect to the Extension Meeting.

•
Assuming Maximum Redemption:   This scenario assumes that 1,941,032 DHHC Class A Common Shares are redeemed for an aggregate payment of approximately $19.5 million based on an estimated per share redemption price of approximately $10.03 per share at September 30, 2022, from the Trust Account. Such redemptions do not include 2.5 million DHHC Class A Common Shares members of the Sponsor have committed to purchase and not redeem, which will provide approximately $25 million in non-redeemable funds held in trust in the Trust Account. The Business Combination Agreement includes as a condition to GSH’s obligation to consummate the Business Combination that, at the closing date of the transaction, DHHC will have a minimum of $125 million in cash. This $125 million includes the sum of all cash contained in the Trust Account and all other cash and cash equivalents of DHHC, less the aggregate amount of cash proceeds that will be required to satisfy the redemption of any Public Shares. If the number of Public Shares redeemed results in less than $125 million remaining in the Trust Account, GSH, in its sole discretion, may elect to waive the Minimum Cash Condition; provided that if such waiver from GSH is not obtained the Business Combination will not be consummated.

The actual results are expected to be within the parameters described by the above scenarios. However, there can be no assurance regarding which scenario will be closest to the actual results. Under each scenario described above, GSH is considered the accounting acquirer due to GSH’s owners retaining the largest portion of voting rights in the post-transaction corporation. Additionally, GSH management will continue to manage the surviving corporation post-transaction.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET AS OF SEPTEMBER 30, 2022
	September 30, 2022		No Redemption					Maximum Redemption
	DiamondHead Holdings Corp. (Historical)	The Homebuilding Operations of Great Southern Homes, Inc. (Historical)	Transaction Accounting Adjustments		Autonomous Entity Adjustments		Pro Forma Combined	Transaction Accounting Adjustments		Autonomous Entity Adjustments		Pro Forma Combined
ASSETS
Cash and cash equivalents	$10,920	$19,372,727	$45,079,724	3a	$—		$40,863,948	$25,608,306	3a	$—		$26,814,186
			(23,599,423)	3b				(18,177,767)	3b
Accounts Receivable	—	3,942,778	—		—		3,942,778	—		—		3,942,778
Inventories	—	200,822,208	—		3,991,844	3o	194,833,648	—		3,991,844	3o	194,833,648
					(9,980,404)	3o				(9,980,404)	3o
Due from related party	—	1,437,235	—		—		1,437,235	—		—		1,437,235
Lot purchase agreement deposits	—	3,610,491	—		—		3,610,491	—		—		3,610,491
Property and equipment, net	—	1,421,114	—		—		1,421,114	—		—		1,421,114
Operating lease right-of-use asset	—	716,851	—		—		716,851	—		—		716,851
Prepaid expense and other current assets	137,063	4,329,480	(1,460,142)	3b	—		2,935,089	(1,460,142)	3b	—		2,935,089
			(71,312)	3c				(71,312)	3c
Investments held in Trust Account	346,615,567	—	(346,615,567)	3a	—		—	(346,615,567)	3a	—		—
Total assets	$346,763,550	$235,652,884	$(326,666,720)		$(5,988,560)		$249,761,154	$(340,716,482)		$(5,988,560)		$235,711,392
LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable	$146,192	$35,827,634	$—		$—		$35,973,826	—		$—		$35,973,826
Homebuilding debt and other affiliate debt	—	139,491,922	—		3,991,844	3o	143,483,766	—		3,991,844	3o	143,483,766
Operating lease liabilities	—	716,851	—		—		716,851	—		—		716,851
Other accrued expenses and liabilities	2,099,500	7,904,513	—		—		10,004,013	—		—		10,004,013
Income tax payable	352,045	—	(352,045)	3d	(1,242,869)	3o	29,249,436	(352,045)	3d	(1,242,869)	3o	29,249,436
			31,844,341	3e	(1,352,036)	3o		31,844,341	3e	(1,352,036)	3o
Franchise tax payable	16,614	—	(16,614)	3d	—		—	(16,614)	3d	—		—
Deferred underwriting commissions	—	—	—		—		—	—		—		—
Derivative liabilities	3,494,000	—	163,849,115	3f	—		164,561,114	169,535,518	3f	—		170,247,517
			(2,782,001)	3g,m				(2,782,001)	3g,m
Total liabilities	$6,108,351	$183,940,920	$192,542,796		$1,396,939		$383,989,006	$198,229,199		$1,396,939		$389,675,409
COMMITMENTS AND CONTINGENCIES
Class A common stock subject to possible redemption , $0.0001 par value; 34,500,000 at $10.031 and $10.00 per share redemption value at September 30, 2022 and December 31, 2021, respectively	346,085,953	—	(346,085,953)	3h	—		—	(346,085,953)	3h	—		—
STOCKHOLDERS’ DEFICIT	—	—	—		—		—	—		—		—
Preferred stock, $0.0001 par value; 10,000,000 shares authorized; none issued or outstanding	—	—	—		—		—	—		—		—
Class A common stock, $0.0001 par value; 300,000,000 shares authorized; no non-redeemable shares issued or outstanding at September 30, 2022 and December 31, 2021	—	—	—		—		—	—		—		—

	September 30, 2022		No Redemption					Maximum Redemption
	DiamondHead Holdings Corp. (Historical)	The Homebuilding Operations of Great Southern Homes, Inc. (Historical)	Transaction Accounting Adjustments		Autonomous Entity Adjustments		Pro Forma Combined	Transaction Accounting Adjustments		Autonomous Entity Adjustments		Pro Forma Combined
Class B common stock, $0.0001 par value; 10,000,000 shares authorized; 8,625,000 shares issued and outstanding at September 30, 2022 and December 31, 2021	863	—	(863)	3i	—		—	(863)	3i	—		—
UHG Class A Common Shares, $0.0001 par value	—	—	444	3h	—		4,648	250	3h	—		4,380
			416	3i				342	3i
			3,788	3j				3,788	3j
Additional paid-in capital(1)	—	—	(25,044,128)	3b	—		—	(19,622,472)	3b	—		—
			44,549,666	3h				25,078,442	3h
			447	3i				521	3i
			(3,788)	3j				(3,788)	3j
			(161,173,797)	3k,f				(166,860,200)	3k,f
			1,554,211	3l				1,554,211	3l
			4,752,093	3m				4,752,093	3m
Accumulated deficit	(5,431,617)	—	(15,437)	3b	(7,385,499)	3o	(134,232,500)	(15,437)	3b	(7,385,499)	3o	$(153,968,397)
			(31,475,682)	3d,e				(31,475,682)	3d,e
			(1,970,092)	3m				(1,970,092)	3m
			(40,813,275)	3n				(40,813,275)	3n
			(2,675,318)	3k,f				(2,675,318)	3k,f
			90,971,028	3l				90,971,028	3l
			(71,312)	3c				(71,312)	3c
Shareholders’ and other affiliates’ net investment	—	92,525,239	(92,525,239)	3l	—		—	(92,525,239)	3l	—		—
Net due to and due from shareholders and other affiliates	—	(40,813,275)	40,813,275	3n	—		—	40,813,275	3n	—		—
Total stockholders equity (deficit)	(5,430,754)	51,711,964	(173,123,563)		(7,385,499)		(134,227,852)	(192,859,728)		(7,385,499)		(153,964,017)
Total Liabilities and Stockholders’ and other affiliates’ net investment	$346,763,550	$235,652,884	$(326,666,720)		$(5,988,560)		$249,761,154	$(340,716,482)		$(5,988,560)		$235,711,392

(1)
Under the no redemption scenario and maximum redemption scenario, transaction accounting adjustments to Additional paid-in capital sum to a negative balance of $(135.4) million and $(155.1) million, respectively. These negative balances are reclassified into Accumulated deficit under the no redemption scenario and maximum redemption scenario, respectively.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR
THE YEAR ENDED DECEMBER 31, 2021
	December 31, 2021		No Redemption					Maximum Redemption
	Diamondhead Holding Corp. (Historical)	The Homebuilding Operations of Great Southern Homes, Inc. (Historical)	Transaction Accounting Adjustments		Autonomous Entity Adjustments		Pro Forma Combined	Transaction Accounting Adjustments		Autonomous Entity Adjustments		Pro Forma Combined
Net sales and gross revenues	$—	$432,891,510	$—		$—		$432,891,510	$—		$—		$432,891,510
Cost of sales	—	332,274,788	—		5,200,139	4i	337,474,927	—		5,200,139	4i	337,474,927
Gross profit (loss)	—	100,616,722	—		(5,200,139)		95,416,583	—		(5,200,139)		95,416,583
Selling, general and administrative expenses	1,230,906	38,461,370	1,953,628	4a	—		41,532,653	1,953,628	4a	—		41,532,653
			15,437	4b				15,437	4b
			71,312	4c				71,312	4c
			(200,000)	4g				(200,000)	4g
Net income from operations	(1,230,906)	62,155,352	(1,840,377)		(5,200,139)		53,883,930	(1,840,377)		(5,200,139)		53,883,930
Other income (expense), net	3,939,147	257,659	(20,717)	4d	—		3,377,599	(20,717)	4d	—		3,377,599
			(890,001)	4e				(890,001)	4e
			91,511	4f				91,511	4f
Income (loss) before taxes	2,708,241	62,413,011	(2,659,584)		(5,200,139)		57,261,529	(2,659,584)		(5,200,139)		57,261,529

	December 31, 2021		No Redemption					Maximum Redemption
	Diamondhead Holding Corp. (Historical)	The Homebuilding Operations of Great Southern Homes, Inc. (Historical)	Transaction Accounting Adjustments		Autonomous Entity Adjustments		Pro Forma Combined	Transaction Accounting Adjustments		Autonomous Entity Adjustments		Pro Forma Combined
Income tax expense (benefit)	—	—	16,292,034	4h	(1,352,036)	4j	14,939,998	16,292,034	4h	(1,352,036)	4j	14,939,998
Net income (loss)	$2,708,241	$62,413,011	$(18,951,618)		$(3,848,103)		$42,321,531	$(18,951,618)		$(3,848,103)		$42,321,531
Basic earnings per share
Basic weighted average shares outstanding	40,489,726	100,000					46,483,613					43,798,773
Basic earnings per share	0.07	624.13					0.91					0.97
Diluted earnings per share
Diluted weighted average shares outstanding	40,572,945	100,000					49,301,963					46,617,123
Diluted earnings per share	0.07	624.13					0.86					0.91

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022
	September 30, 2022		No Redemption					Maximum Redemption
	Diamondhead Holding Corp. (Historical)	The Homebuilding Operations of Great Southern Homes, Inc. (Historical)	Transaction Accounting Adjustments		Autonomous Entity Adjustments		Pro Forma Combined	Transaction Accounting Adjustments		Autonomous Entity Adjustments		Pro Forma Combined
Net sales and gross revenues	$—	$361,951,774	$—		$—		$361,951,774	$—		$—		$361,951,774
Cost of sales	—	264,730,624	—		4,780,265	5f	269,510,889	—		4,780,265	5f	269,510,889
Gross profit (loss)	—	97,221,150	—		(4,780,265)		92,440,885	—		(4,780,265)		92,440,885
Selling, general and administrative expenses	2,694,507	38,892,250	721,690	5a	—		42,160,502	721,690	5a	—		42,160,502
			(147,945)	5h				(147,945)	5h
Net income (loss) from operations	(2,694,507)	58,328,900	(573,745)		(4,780,265)		50,280,383	(573,745)		(4,780,265)		50,280,383
Other income (expense), net	7,648,411	312,991	(2,076,393)	5b	—		4,804,918	(2,076,393)	5b	—		4,804,918
			(1,080,091)	5c				(1,080,091)	5c
Equity in net losses from investment in joint venture	—	(49,000)	—		—		(49,000)	—		—		(49,000)
Income (loss) before taxes	4,953,904	58,592,891	(3,730,229)		(4,780,265)		55,036,301	(3,730,229)		(4,780,265)		55,036,301
Income tax expense (benefit)	457,045	—	(457,045)	5d	(1,242,869)	5g	14,309,438	(457,045)	5d	(1,242,869)	5g	14,309,438
			15,552,307	5e				15,552,307	5e
Net income (loss)	$4,496,859	$58,592,891	$(18,825,491)		$(3,537,396)		$40,726,863	$(18,825,491)		$(3,537,396)		$40,726,863
Basic earnings per share
Basic weighted average shares outstanding	43,125,000	100,000					46,483,613					43,798,773
Basic earnings share	0.10	585.93					0.88					0.93
Diluted earnings per share
Diluted weighted average shares outstanding	43,125,000	101,453					49,301,963					46,617,123
Diluted earnings per share	0.10	577.54					0.83					0.87

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
1.
DESCRIPTION OF THE BUSINESS COMBINATION

On September 10, 2022, DHHC and GSH entered into the Business Combination Agreement. The terms of the Business Combination Agreement provide, among other things, for Merger Sub, a wholly owned subsidiary of DHHC, to be merged with and into GSH (consisting of the homebuilding operations), and for GSH to remain as the surviving corporation post-merger upon closing of the Business Combination. In connection with the Business Combination, (i) holders of GSH Common Shares will receive aggregate upfront consideration based on an equity value for GSH of $500 million, subject to customary cash and debt adjustments, and assuming a downward adjustment for GSH’s estimated closing cash and closing indebtedness of $93 million at the Closing, the aggregate upfront consideration payable will be approximately $407 million payable in (1) 378,817 UHG Class A Common Shares, at a price of $10.00 per share, (2) 37,502,833 UHG Class B Common Shares, at a price of $10.00 per share, (3) 924,268 UHG Class A Common Shares underlying the Rollover Options and (4) 1,894,082 UHG Class A Common Shares underlying the Assumed Warrants and (ii) holders of GSH Common Shares, GSH Options and GSH Warrants will receive up to an additional $200 million in earnout consideration in the form of the contingent right to receive the Earn Out Shares upon the achievement of certain earn-out targets. Immediately following the closing of the proposed transaction, the post-combination company intends to change its name to United Homes Group, Inc. (“UHG”) and expects to trade on the Nasdaq Capital Market under the ticker symbol “UHG”.
Each GSH Class A Common Share and each GSH Class B Common Share issued and outstanding as of immediately prior to the closing of the transaction will be automatically cancelled and converted into the right to receive the number of DHHC Class A Common Shares and DHHC Class B Common Shares, respectively, following the amendment and restatement of Current Charter, equal to the Transaction Share Consideration (as defined below) divided by the number of outstanding GSH Common Shares and the contingent right to receive Earn Out Shares, in each case without interest. The “Transaction Share Consideration” means an aggregate number of DHHC Class A common Shares and DHHC Class B Common Shares equal to the result of (a) the Closing Consideration divided by (b) $10.00. “Closing Consideration” means an amount equal to (a) $500 million; minus (b) the closing indebtedness: plus (c) the closing cash.
The assumption that the upfront consideration payable to holders of GSH Common Shares will be subject to a downward adjustment of $93 million is based on the estimated net amount of cash and outstanding indebtedness GSH expects to have at the expected closing of the merger. Estimated closing cash and closing indebtedness of $93 million is based on starting with the GSH actual June 30, 2022 cash and debt balances adjusted based on our business operations through an expected closing date for the merger in the first quarter 2023. The Business Combination Agreement includes provisions to base the GSH Common Shares issued on the actual cash and debt at the time of closing. Since GSH’s indebtedness is primarily related to its secured credit facility for financing home inventory, the amount of indebtedness fluctuates based on GSH’s inventory levels as new homes are being built and homes are sold. Therefore, an estimate for the indebtedness at the time of expected closing of the merger has been derived based on anticipated inventory levels and GSH’s ongoing operating business rolled forward from June 30, 2022 actual balances. If the actual net amount of GSH’s closing cash and closing indebtedness is less than $93 million, the amount of UHG Class A Common Shares and UHG Class B Common Shares to be issued to Holders of GSH Common Shares, and the shares underlying the Rollover Options, and shares underlying the Assumed Warrants will increase. For example, if the actual net amount of GSH’s closing cash and closing indebtedness is $73 million, the aggregate upfront consideration of $427 million would be payable in (1) 397,432 UHG Class A Common Shares, (2) 39,345,724 UHG Class B Common Shares, (3) 969,686 UHG Class A Common Shares underlying the Rollover Options and (4) 1,987,158 UHG Class A Common Shares underlying the Assumed Warrants. If the actual net amount of GSH’s closing cash and closing indebtedness is greater than $93 million, the amount of UHG Class A Common Shares, and UHG Class B Common Shares to be issued to Holders of GSH Common Shares, and shares underlying the Rollover Options, and shares underlying the Assumed Warrants will decrease. For example, if the actual net amount of GSH’s closing cash and closing indebtedness is $113 million, the aggregate upfront consideration of $387 million would be payable in (1) 360,202 UHG Class A Common Shares, (2) 35,659,942 UHG Class B Common Shares, (3) 901,558

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
UHG Class A Common Shares underlying the Rollover Options and (4) 1,801,006 UHG Class A Common Shares underlying the Assumed Warrants. See Note 6 — Earnings Per Share for the impact on pro forma earnings per share.
Each GSH Common Share held immediately prior to the Effective Time by GSH as treasury stock will be automatically canceled, and no consideration will be paid with respect thereto. DHHC Class B Common Shares that are issued and outstanding immediately prior to the Business Combination, and are not subject to forfeiture or earnout provisions will be converted into DHHC Class A Common Shares.
From and after the Closing, each Rollover Option shall entitle the holder thereof to acquire a number of UHG Class A Common Shares (rounded down to the nearest whole number) equal to (x) the number of GSH Common Shares subject to such options immediately prior to the Closing of the transaction multiplied by (y) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per GSH Common Share of such option immediately prior to the closing of the transaction divided by (B) the Exchange Ratio. The Exchange Ratio is the Transaction Share Consideration divided by the GSH Outstanding Shares just prior to Closing.
The equity plan of GSH will terminate and all options of GSH will no longer be outstanding and will automatically be canceled and will cease to exist, and each holder thereof will cease to have any rights with respect thereto or under the equity plan of GSH, except as otherwise expressly provided in the Business Combination Agreement.
Each GSH Warrant, to the extent outstanding and unexercised, will automatically, without any action on the part of the holder thereof, be converted into a warrant to acquire a number of UHG Class A Common Shares, at an amount and at an exercise price and subject to such terms and conditions.
On January 25, 2023, DHHC held the Extension Meeting, at which DHHC’s shareholders voted to approve the Extension Amendment and extend the date by which DHHC must complete a business combination from January 28, 2023, to July 28, 2023. In connection with the Extension Meeting, holders of Class A Common Stock had the right to have DHHC redeem their shares for cash in an amount equal to the pro rata portion of the cash and investments in the Trust Account, which had a balance of approximately $349.1 million as of the date of the Extension Meeting. Stockholders holding 30,058,968 shares of Class A common stock (after giving effect to withdrawals of redemptions) exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account. As a result, approximately $304 million (approximately $10.12 per share) will be removed from the Trust Account to pay such redeeming holders and approximately $45 million will remain in Diamondhead’s Trust Account.
The following summarizes the pro forma DHHC Common Shares under two redemption scenarios, on an as-converted basis:
	No Redemption			Maximum Redemption
	Shares	% Voting	% Ownership	Shares	% Voting	% Ownership
DHHC Class A Common Shares – Rolled over to UHG Class A Common Shares	4,441,032	5.3%	9.6%	2,500,000	3.1%	5.7%
DHHC Class B Common Shares – Converted to UHG Class A Common Shares	4,160,931	5.0%	9.0%	3,417,123	4.2%	7.8%
GSH Class B Common Shares – Converted to UHG Class B Common Shares	37,502,833	89.2%	80.6%	37,502,833	92.2%	85.6%
GSH Class A Common Shares – Converted to UHG Class A Common Shares	378,817	0.5%	0.8%	378,817	0.5%	0.9%
Total	46,483,613	100.0%	100.0%	43,798,773	100.0%	100.0%

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
Expected Accounting Treatment for the Business Combination
Under each scenario, GSH was deemed the accounting acquirer and DHHC was deemed the accounting acquiree. Under this method of accounting, DHHC will be treated as the “acquired” company for financial reporting purposes. Accordingly, the transaction will be treated as the equivalent of GSH issuing stock for the net assets of DHHC, accompanied by a recapitalization and thus the Business Combination will be treated as a reverse recapitalization in accordance with GAAP. The net assets of DHHC will be stated at historical cost, with no goodwill or other intangible assets recorded.
2.
RECLASSIFICATIONS

As part of the preparation of these unaudited pro forma condensed combined financial statements, certain reclassifications were made to align DHHC’s and GSH’s financial statement presentation. Upon consummation of the Business Combination, the Post-Combination Company’s management will perform a comprehensive review of DHHC’s and GSH’s accounting policies. As a result of the review, the Post-Combination Company’s management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the Post-Combination Company. Based on its initial analysis, DHHC has identified the presentation differences that would have an impact on the unaudited pro forma condensed financial information and recorded the following adjustments:
Balance sheet as of September 30, 2022
Amount	Presentation in DHHC Financial Statements	Presentation in Unaudited Pro Forma Condensed Combined Financial Information
ASSETS
$346,615,567	Investments held in Trust Account	Cash and cash equivalents
Statement of operations for the Year Ended December 31, 2021
Amount	Presentation in DHHC Financial Statements	Presentation in Unaudited Pro Forma Condensed Combined Financial Information
REVENUE
$4,367,500	Change in fair value of derivative warrant liabilities	Other income (expense), net
$20,717	Income from investments held in Trust Account	Other income (expense), net
EXPENSE
$(200,000)	Franchise tax expense	Selling, general and administrative expenses
$(449,070)	Financing costs — derivative warrant liabilities	Other income (expense), net

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
Statement of operations for the nine months ended September 30, 2022
Amount	Presentation in DHHC Financial Statements	Presentation in Unaudited Pro Forma Condensed Combined Financial Information
REVENUE
$5,300,330	Change in fair value of derivative warrant liabilities	Other income (expense), net
$2,076,393	Income from investments held in Trust Account	Other income (expense), net
$271,688	Gain from settlement of deferred underwriting commissions	Other income (expense), net
EXPENSE
$(147,945)	Franchise tax expense	Selling, general and administrative expenses

3.
TRANSACTION ACCOUNTING AND AUTONOMOUS ENTITY ADJUSTMENTS TO UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination. The pro forma transaction adjustments included in the unaudited pro forma condensed combined balance sheet as of September 30, 2022 are as follows:

a.
Reflects the impact of the Business Combination on the cash balance of DHHC. Under both redemption scenarios, DHHC does not meet the minimum cash requirement of $125 million, as described in the Business Combination Agreement. GSH will need to waive the minimum closing cash requirement or else the Business Combination would likely not be consummated. The cash from the Trust Account is paid to redeeming shareholders and the remainder is included in the pro forma combined amount.

b.
Represents UHG’s preliminary estimated transaction costs of $23.6 million and $18.2 million under the no redemption scenario and maximum redemption scenario, respectively, inclusive of advisory, banking, legal and other professional fees incurred in consummating the Business Combination. The unaudited Pro Forma Condensed Combined Balance Sheet reflects these costs as a direct reduction to Additional paid-in capital and are assumed to be settled in cash. Additionally, under both the no redemption and maximum redemption scenarios, the unaudited Pro Forma Condensed Combined Balance Sheet reflects a $1.5 million reduction of prepaid expenses with a corresponding decrease of Additional paid-in capital for transaction costs incurred to date that were eligible to be capitalized. The $15,437 adjustment to Accumulated deficit represents transaction costs incurred by GSH that are not attributable to raising equity for the transaction, and therefore, recorded as an expense.

c.
Represents the elimination of directors and officers insurance fees recorded within DHHC’s historical financial statements.

d.
Represents a reduction of income tax payable that is related to DHHC’s operations. The taxes included in this liability are not applicable to UHG. The reduction of income tax payable is offset in with an increase to Accumulated deficit.

e.
Represents income tax payable as a result of the tax impact due to the corporate reorganization from a Subchapter S Corporation to a C Corporation. $31.9 million represents income tax expense incurred of $15.6 million and $16.3 million for the nine months ended September 30, 2022 and year ended December 31, 2021, respectively. GSH estimated its effective tax rate as 26%, which comprised of the 21% federal tax rate applicable to C Corporations plus a 5% state tax rate.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

f.
Reflects the fair value of the liability classified Earn Out Shares potentially issuable to GSH stockholders, warrant holders and the Sponsor. The Earn Out Shares are not subject to a continued service requirement and are liability-classified under ASC Topic 815-40. The earnout liability will be remeasured at fair value through net income (loss) at each reporting period subsequent to the closing of the Business Combination. For purposes of the pro forma transaction adjustments, there will be no pro forma impact to the statement of operations related to the remeasurement of the earnout liability, as subsequent fair value of the earnout liability cannot be estimated at the Closing Date. The total preliminary estimated fair value of the earnout liability, using the Monte Carlo valuation technique, is $163.8 million under the no redemption scenario and $169.5 million under the maximum redemption scenario. The preliminary fair value was determined using the most reliable information available (see further discussion in Note 7 — Earnout).

g.
$2.1 million represents the reclassification of DHHC private placement warrants into equity. $0.7 million represents the forfeiture of 2,966,669 of the 5,933,333 Private Placement Warrants that were outstanding at the Closing Date. The remaining warrants continue to exist and are converted on a one-to-one basis to give the holder the right to purchase one UHG Class A Common Share at $11.50.

h.
Represents the reclassification of the redeemable Class A Shares. Under the no redemption scenario the $346.1 million will be decreased to pay the redeeming holders of 30.1 million shares as a result of the Extension Meeting. The remaining 4.4 million shares will be included in UHG Class A Common Shares with an increase to Additional paid-in capital for the amount in excess of par value. Under the maximum redemption scenario the $346.1 million will be decreased to pay the redeeming holders of 32.0 million shares. The 32.0 redemptions includes the redemptions of 30.1 million shares as a result of the Extension Meeting. The remaining 2.5 million shares that are not redeemed will be included in UHG Class A Common Shares with an increase to Additional paid-in capital for the amount in excess of par value.

i.
The treatment of the 8,625,000 shares of DHHC Class B Common Shares outstanding is as follows:

—
Under the no redemption scenario:

—
Forfeitures: 2,577,691

—
Liability classified Sponsor Earnout Shares: 1,886,378

—
Shares converted to DHHC Class A Common Shares: 4,160,931

—
Under the maximum redemption scenario:

—
Forfeitures: 2,577,691

—
Liability classified Sponsor Earnout Shares: 2,630,186

—
Shares converted to DHHC Class A Common Shares: 3,417,123

j.
100,000 GSH Common Shares issued and outstanding are immediately cancelled and converted to UHG Class A Common Shares and UHG Class B Common Shares based on the formula described in the “Description of the Business Combination” section above.

k.
The $161.2 million and $166.9 million adjustment to Additional paid-in capital under the no redemption and maximum redemption scenarios, respectively, reflects the fair value of the liability classified Earn Out Shares partially offset by the equity classified Earn Out Shares. The total compensation expense for the 21 month period ended September 30, 2022 was $2.7 million. See further discussion in Note 7 — Earnout.

l.
Shareholders’ and other affiliates’ net investment is broken out into the following line items:

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
—
$91.0 million is recorded to Accumulated deficit

—
$1.6 million is recorded to Additional paid-in capital

m.
The $4.8 million in Additional paid-in capital is comprised of a $2.1 million adjustment for the reclassification of private placement warrants to equity, a $0.7 million adjustment due to the forfeiture of private placement warrants and a $2.0 million adjustment for the income statement impact of the warrants that was included on the income statement for the 21 months ended September 30, 2022, where the corresponding entry is to Accumulated deficit.

n.
Represents the settlement of due to related parties.

o.
Autonomous Entity Adjustments: In accordance with the Business Combination, GSH has separated its homebuilding operations from its land development operations. These adjustments are made to mark-up historical lots and lot deposits recorded at historical cost.

i.
Inventories:

1.
$4.0 million represents a one-time historic adjustment for the markup on land related to land acquired from the Land Development Affiliates. The amount of this adjustment represents an estimate developed by GSH. To develop this estimate, GSH considered third party publications and datasets, which discussed relevant market and economic conditions related to the land, and qualitative factors of the local community. Using information published within these external publications and datasets, GSH created a peer competitive set and developed an estimated fair value for each finished land lot acquired from the Land Development Affiliates. Specific quantitative inputs used to create the peer competitive set included lot size, lot sales price, lot sales pace, average and median home sales by lot size, and the ratio of lot price to home price per lot size. This resulted in a comparable range of $1,000 to $1,500 price per lineal foot which was applied to the acquired land. As no competitive set could be fully representative of each finished land lot acquired from the Land Development Affiliates, material uncertainties over the resulting fair values calculated may exist. GSH attempted to limit the risks associated with these uncertainties by using these inputs to create a representative peer competitive set.

2.
$10 million represents a one-time historic adjustment for the increase in cost of sales related to land acquired from the Land Development Affiliates. Refer to adjustments 4(i) and 5(f) for additional information.

ii.
Homebuilding debt and other affiliate debt: Refer to adjustment 3(o)(i)(1) for additional information.

iii.
Income tax payable:

1.
$1.2 million and $1.4 million represent the income tax benefit associated with the autonomous entity adjustments for the nine months ended September 30, 2022 and year ended December 31, 2021, respectively.

4.
TRANSACTION ACCOUNTING AND AUTONOMOUS ENTITY ADJUSTMENTS TO UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2021

The pro forma transaction adjustments included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021 are as follows:

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
a.
Represents the compensation expense related to earnout shares issuable to holders of GSH options. See Footnote 7 — Earnout for disclosure of the inputs and assumptions used to value the earnout consideration issuable to holders for GSH options.

b.
Represents transaction costs incurred by GSH that are not attributable to raising equity for the Transaction, and therefore, recorded as an expense.

c.
Represents directors and officers insurance fees recorded within DHHC’s historical financial statements that will be incurred as of the Closing date.

d.
Represents the elimination of interest earned on cash, cash equivalents and investments held in the Trust Account.

e.
Represents the decrease of the change in fair value of derivative warrant liabilities due to the forfeited Private Placement Warrants. 2,966,669 of the 5,933,333 Private Placement Warrants that were outstanding at the Closing Date were forfeited. The remaining warrants continue to exist and are converted on a one-to-one basis to give the holder the right to purchase one DHHC Class A Common Share at $11.50.

f.
Represents the financing costs associated with the forfeited warrants described in adjustment 4e.

g.
Reflects the elimination of the franchise tax expense, as the franchise tax expense levied on DHHC for the year is not applicable to UHG.

h.
Represents income tax expense incurred as a result of the tax impact due to the corporate reorganization from a Subchapter S Corporation to a C Corporation. GSH estimated its effective tax rate as 26%, which comprised of the 21% federal tax rate applicable to C Corporations plus a 5% state tax rate.

i.
In accordance with the Business Combination, GSH has separated its homebuilding operations from its land development operations. This adjustment is made to mark-up historical lots and lot deposits recorded at historical cost. This adjustment represents a one-time historic adjustment for the increase in cost of sales related to land acquired from the Land Development Affiliates. The amount of this adjustment represents an estimate developed by GSH. To develop this estimate, GSH considered third party publications and datasets, which discussed relevant market and economic conditions related to the land, and qualitative factors of the local community. Using information published within these external publications and datasets, GSH created a peer competitive set and developed an estimated fair value for each finished land lot acquired from the Land Development Affiliates. Specific quantitative inputs used to create the peer competitive set included lot size, lot sales price, lot sales pace, average and median home sales by lot size, and the ratio of lot price to home price per lot size. This resulted in a comparable range of $1,000 to $1,500 price per lineal foot which was applied to the acquired land. As no competitive set could be fully representative of each finished land lot acquired from the Land Development Affiliates, material uncertainties over the resulting fair values calculated may exist. GSH attempted to limit the risks associated with these uncertainties by using these inputs to create a representative peer competitive set.

j.
Represents the income tax benefit received associated with the markup of cost of sales as a result of the corporate reorganization from a Subchapter S Corporation to a C Corporation. GSH estimated its effective tax rate as 26%, which is comprised of the 21% federal tax rate applicable to C Corporations plus a 5% state tax rate.

5.
TRANSACTION ACCOUNTING AND AUTONOMOUS ENTITY ADJUSTMENTS TO UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

The pro forma transaction adjustments included in the unaudited pro forma condensed combined statement of operations for the nine months ending September 30, 2022 are as follows:

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
a.
Represents the compensation expense related to earnout shares issuable to holders of GSH options. See Footnote 7 — Earnout for disclosure of the inputs and assumptions used to value the earnout consideration issuable to holders for GSH options.

b.
Represents the elimination of interest earned on cash, cash equivalents and investments held in the Trust Account.

c.
Represents the decrease in fair value of the forfeited Private Placement Warrants. 2,966,669 of the 5,933,333 Private Placement Warrants that were outstanding at the Closing Date were forfeited. The remaining warrants continue to exist and are converted on a one-to-one basis to give the holder the right to purchase one DHHC Class A Common Share at $11.50.

d.
Represents the elimination of income tax payable included on DHHC’s balance sheet for the nine months ended September 30, 2022.

e.
Represents income tax expense incurred as a result of the tax impact due to the corporate reorganization from a Subchapter S Corporation to a C Corporation. GSH estimated its effective tax rate as 26%, which comprised of the 21% federal tax rate applicable to C Corporations plus a 5% state tax rate.

f.
In accordance with the Business Combination, GSH has separated its homebuilding operations from its land development operations. This adjustment is made to mark-up historical lots and lot deposits recorded at historical cost. This adjustment represents a one-time historic adjustment for the increase in cost of sales related to land acquired from the Land Development Affiliates. The amount of this adjustment represents an estimate developed by GSH. To develop this estimate, GSH considered third party publications and datasets, which discussed relevant market and economic conditions related to the land, and qualitative factors of the local community. Using information published within these external publications and datasets, GSH created a peer competitive set and developed an estimated fair value for each finished land lot acquired from the Land Development Affiliates. Specific quantitative inputs used to create the peer competitive set included lot size, lot sales price, lot sales pace, average and median home sales by lot size, and the ratio of lot price to home price per lot size. This resulted in a comparable range of $1,000 to $1,500 price per lineal foot which was applied to the acquired land. As no competitive set could be fully representative of each finished land lot acquired from the Land Development Affiliates, material uncertainties over the resulting fair values calculated may exist. GSH attempted to limit the risks associated with these uncertainties by using these inputs to create a representative peer competitive set.

g.
Represents the income tax benefit received associated with the markup of cost of sales as a result of the corporate reorganization from a Subchapter S Corporation to a C Corporation. GSH estimated its effective tax rate as 26%, which is comprised of the 21% federal tax rate applicable to C Corporations plus a 5% state tax rate.

h.
Reflects the elimination of the franchise tax expense, as the franchise tax expense levied on DHHC for the year is not applicable to UHG.

6.
EARNINGS PER SHARE

Net income per share is calculated by applying the two-class method and using the pro forma weighted average shares of DHHC Class A Common Shares assuming the shares were outstanding since January 1, 2021 and January 1, 2022. As the Business Combination is being reflected as if it had occurred at the beginning of the periods presented, the calculation of weighted average shares outstanding for basic and diluted net income per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire periods presented. Once shares are redeemed, this calculation will be retroactively adjusted to eliminate such shares for the entire periods.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The unaudited pro forma condensed combined financial information has been prepared assuming two alternative redemption scenarios, as outlined in the Introduction section above, related to the public shares for the year ended December 31, 2021 and nine months ended September 30, 2022:
Earnings Per Share for the Year Ended December 31, 2021:
	Year ended December 31, 2021
	Pro Forma
	No Redemption	Maximum Redemption
Net income attributable to common shareholders	$42,321,531	$42,321,531
Weighted average shares outstanding – basic	46,483,613	43,798,773
Basic earnings per share	$0.91	$0.97
Net income attributable to common shareholders	$42,321,531	$42,321,531
Weighted average shares outstanding – diluted	49,301,963	46,617,123
Diluted earnings per share	$0.86	$0.91
Earnings Per Share for the Nine Months Ended September 30, 2022:
	Nine months ended September 30, 2022
	Pro Forma
	No Redemption	Maximum Redemption
Net income attributable to common shareholders	$40,726,863	$40,726,863
Weighted average shares outstanding – basic	46,483,613	43,798,773
Basic earnings per share	$0.88	$0.93
Net income attributable to common shareholders	$40,726,863	$40,726,863
Weighted average shares outstanding – diluted	49,301,963	46,617,123
Diluted earnings per share	$0.83	$0.87
The tables above assume that closing cash and closing indebtedness is $93 million. As described in Note 1 — Description of the Business Combination, if the actual net amount of GSH’s closing cash and closing indebtedness is less than $93 million, the amount of UHG Class A Common Shares and UHG Class B Common Shares to be issued to Holders of GSH Common Shares, and the shares underlying the Rollover Options, and shares underlying the Assumed Warrants will increase. For example, under both the no redemption and maximum redemption scenarios, if the actual net amount of GSH’s closing cash and closing indebtedness is $73 million, the amount of UHG Class A Common Shares would increase by 18,615 shares, the amount of UHG Class B Common Shares would increase by 1,842,891 shares, the amount of UHG Class A Common Shares underlying the Rollover Options would increase by 45,418 shares and UHG Class A Common Shares underlying the Assumed Warrants would increase by 93,076 shares. The total increase in the amount of 1.9 million shares to the basic weighted average shares outstanding and 2.0 million shares to the diluted weighted average shares outstanding results in a decrease to basic and diluted EPS of $0.01 and $0.01, respectively.
If the actual net amount of GSH’s closing cash and closing indebtedness is greater than $93 million, the amount of UHG Class A Common Shares and UHG Class B Common Shares to be issued to Holders of GSH Common Shares, and the shares underlying the Rollover Options, and shares underlying the Assumed Warrants will decrease. For example, under both the no redemption and maximum redemption scenarios, if the actual net amount of GSH’s closing cash and closing indebtedness is $113 million, the amount of UHG Class A Common Shares would decrease by 18,615 shares, the amount of UHG Class B Common Shares would decrease by 1,842,891 shares, the amount of UHG Class A Common Shares underlying the Rollover Options would decrease by 45,418 shares and UHG Class A Common Shares underlying the Assumed

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
Warrants would decrease by 93,076 shares. The total decrease in the amount of 1.9 million shares to the basic weighted average shares outstanding and 2.0 million shares to the diluted weighted average shares outstanding results in an increase to basic and diluted EPS by $0.04 and $0.04, respectively.
For the purposes of applying the treasury stock method for calculating diluted earnings per share, it was assumed that all outstanding GSH stock and option awards, DHHC Public Warrants and Private Placement Warrants, and Assumed Warrants are exchanged for UHG Common Shares. Earn Out shares are not included in the calculation of diluted earnings per share until certain UHG stock prices are met. Note that only the aforementioned DHHC Public Warrants and Private Placement Warrants would have an antidilutive effect and were thereby excluded from the calculation of diluted weighted average shares outstanding.
7.   EARNOUT
The earn out consideration issuable to GSH stockholders, warrant holders and the Sponsor, is initially recognized as a liability at fair value offset by additional paid-in capital and subsequently re-measured each reporting period to its fair value. Changes in the fair value are recognized as an income or an expense on the income statement. In the event of issuance of shares, the liability will be classified as equity, and in the event that there is no issuance of shares within the Earn Out Period, the liability will be reduced to zero on the income statement. The preliminary estimated fair value of the Earn Out Shares and Sponsor Earnout Shares as of September 30, 2022 is $163.8 million under the no redemption scenario and $169.5 million under the maximum redemption scenario.
The earn out consideration issuable to holders of GSH options is classified as equity pursuant to ASC Topic 718-10, due to a continued service requirement. Charges to compensation expense for the year ended December 31, 2021 and nine months ended September 30, 2022 are $1.95 million and $0.7 million, respectively.
The fair value of the Earn Out Shares and Sponsor Earnout Shares was determined using a Monte Carlo simulation valuation model using a distribution of potential outcomes on a monthly basis over the Earn Out Period. The preliminary estimated fair value of the Earn Out Shares and Sponsor Earnout Shares was determined as of September 30, 2022 (the “Valuation Date”) using the most reliable information available, subject to change as additional information becomes available and subsequent analyses are performed. Primary assumptions in the preliminary valuation include:
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Current stock price:   The current stock price is unknown as Earn Out Shares will not be issued until the Grant Date, contingent upon the closing of the Business Combination. As a publicly traded proxy for GSH, the closing stock price for DiamondHead’s common stock on the Valuation Date of $9.85 is used as its market value.

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Risk-free interest rate:   The risk-free interest rate is based on the yield of zero-coupon U.S. Treasury securities. Given the Earn Out Shares’ 5.0 year expected life, the risk-free interest rate is 4.14 percent as of the valuation date.

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Expected volatility:   The expected volatility was determined by using an average of historical volatilities of selected industry peers deemed to be comparable to our business corresponding to the 5.0 year term of awards. The volatility input was determined to be 40 percent (rounded).

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Expected life:   The expected life is the Earn Out Period which begins on the Grant Date and ends in 5.0 years.

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Expected dividend yield:   The expected dividend yield is zero as management has never declared or paid cash dividends, and does not expect to pay dividends post-Business Combination to shareholders during the term of the Earn Out Shares.

DHHC’S SPECIAL MEETING OF STOCKHOLDERS
General
DHHC is furnishing this proxy statement/prospectus to DHHC’s stockholders as part of the solicitation of proxies by the DHHC Board for use at the Special Meeting of DHHC stockholders to be held on         , 2022, and at any adjournment or postponement thereof. This proxy statement/prospectus provides DHHC’s stockholders with information they need to know to be able to vote or instruct their vote to be cast at the Special Meeting.
Date, Time and Place of Special Meeting
The Special Meeting of DHHC stockholders will be held on            , 2023, at      a.m., prevailing Eastern Time, in virtual format. DHHC stockholders may attend, vote and examine the list of DHHC stockholders entitled to vote at the Special Meeting by visiting            and entering the control number found on their proxy card, voting instruction form or notice they previously received. The Special Meeting will be held in a virtual meeting format only. You will not be able to attend the Special Meeting physically.
Voting Power; Record Date
You will be entitled to vote or direct votes to be cast at the Special Meeting if you owned DHHC Common Shares at the close of business on January 26, 2023, which is the record date for the Special Meeting (the “DHHC Record Date”). You are entitled to one vote for each share of common stock that you owned as of the close of business on the DHHC Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the DHHC Record Date, there were 13,066,032 DHHC Common Shares outstanding, of which 4,441,032 were Public Shares and 8,625,000 were Founder Shares.
Purpose of the Special Meeting
At the Special Meeting, DHHC is asking holders of DHHC Common Shares to vote on the following proposals:
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The Business Combination Proposal.   To consider and vote upon a proposal to (a) adopt the Business Combination Agreement, a copy of which is attached hereto as Annex A, and (b) approve the transactions contemplated thereby, including the Business Combination;

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The Charter Approval Proposal.   To consider and vote upon a proposal to adopt the Proposed Charter in the form attached hereto as Annex B;

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The Governance Proposals.   To consider and act upon, on a non-binding advisory basis, separate proposals with respect to certain governance provisions in the Proposed Charter in accordance with SEC requirements;

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The Director Election Proposal.   To consider and vote upon a proposal to elect 10 directors to serve on the Post-Combination Company Board until the 2024 annual meeting of stockholders, in the case of Class I directors, the 2025 annual meeting of stockholders, in the case of Class II directors, and the 2026 annual meeting of stockholders, in the case of Class III directors, and, in each case, until their respective successors are duly elected and qualified;

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The Nasdaq Proposal.   To consider and vote upon a proposal to approve, for purposes of complying with applicable Nasdaq listing rules: (i) the issuance of UHG Common Shares to GSH equityholders pursuant to the Business Combination Agreement; and (ii) the issuance of UHG Class A Common Shares pursuant to the conversion of DHHC Class B Common Shares;

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The Incentive Plan Proposal.   To consider and vote upon a proposal to approve and adopt the 2023 Plan;

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The Adjournment Proposal.   To consider and vote upon a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Charter Approval Proposal, the Director Election Proposal, the Nasdaq Proposal and the Incentive Plan Proposal.

Quorum and Required Vote for Proposals for the Special Meeting
A quorum of DHHC stockholders is necessary to hold a valid meeting. A quorum will be present at the Special Meeting if a majority of the voting power of all outstanding shares of capital stock of DHHC entitled to vote at the Special Meeting as of the DHHC Record Date is represented in person (which would include presence at a virtual meeting) or by proxy. Abstentions and broker non-votes will be counted as present for the purpose of determining a quorum. The Initial Stockholders, who currently own 20% of the issued and outstanding DHHC Common Shares, will count towards this quorum. As of the DHHC Record Date, 2,220,516 DHHC Class A Common Shares and 4,312,501 DHHC Class B Common Shares would be required to achieve a quorum.
The approval of each of the Business Combination Proposal, the Governance Proposals, the Nasdaq Proposal, the Incentive Plan Proposal and the Adjournment Proposal, if presented, requires the affirmative vote (in person or by proxy) of the holders of a majority of the DHHC Class A Common Shares and DHHC Class B Common Shares entitled to vote and actually cast thereon at the Special Meeting, voting together as a single class. Accordingly, a stockholder’s failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, as well as an abstention from voting and a broker non-vote with regard to each of the Business Combination Proposal, the Governance Proposals, the Nasdaq Proposal, the Incentive Plan Proposal, or the Adjournment Proposal, if presented, will have no effect on the Business Combination Proposal, the Governance Proposals, the Nasdaq Proposal, the Incentive Plan Proposal, or the Adjournment Proposal. The approval of each of the Proposals does not require the affirmative vote of a majority of unaffiliated security holders of DHHC. DHHC’s Sponsor and its directors and officers have agreed to vote their DHHC Common Shares in favor of each of the proposals presented at the Special Meeting.
The approval of the Charter Approval Proposal requires the affirmative vote (in person or by proxy) of (i) the holders of a majority of the Founder Shares then outstanding and entitled to vote thereon, voting separately as a single class, (ii) the holders of a majority of the DHHC Class A Common Shares then outstanding and entitled to vote thereon, voting separately as a single class and (iii) the holders of a majority of the DHHC Class A Common Shares and DHHC Class B Common Shares then outstanding and entitled to vote thereon, voting together as a single class. Accordingly, a stockholder’s failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, as well as an abstention from voting and a broker non-vote with regard to the Charter Approval Proposal, will have the same effect as a vote “AGAINST” such proposal.
Directors are elected by a plurality of all of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. This means that the 10 director nominees who receive the most affirmative votes will be elected. Accordingly, a stockholder’s failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, as well as an abstention from voting and a broker non-vote with regard to election of directors, will have no effect on the election of directors.
Consummation of the Business Combination is conditioned on the approval of the Business Combination Proposal, the Charter Approval Proposal, the Director Election Proposal, the Nasdaq Proposal and the Incentive Plan Proposal at the Special Meeting, subject to the terms of the Business Combination Agreement. If the Business Combination Proposal is not approved, the other proposals (except the Adjournment Proposal) will not be presented to the stockholders for a vote.
It is important for you to note that in the event that the Business Combination Proposal, the Charter Approval Proposal, the Director Election Proposal, the Nasdaq Proposal, or the Incentive Plan Proposal do not receive the requisite vote for approval, DHHC will not consummate the Business Combination. If DHHC does not consummate the Business Combination and fails to complete an initial business combination within the Combination Window, it will be required to dissolve and liquidate the Trust Account by returning the then remaining funds in the Trust Account to its Public Stockholders.
Recommendation of DHHC Board of Directors
The DHHC Board unanimously determined that the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination, is in the best interests of DHHC and its stockholders. Accordingly, the DHHC Board unanimously recommends that its stockholders vote “FOR” each of the Business Combination Proposal, the Charter Approval Proposal, the Governance Proposals, the Director Election Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the Adjournment Proposal, if presented.
In considering the recommendation of the DHHC Board to vote in favor of approval of the Proposals, DHHC stockholders should keep in mind that the Sponsor and DHHC’s directors and officers have interests in such Proposals that are different from or in addition to (and which may conflict with) those of DHHC stockholders. DHHC stockholders should take these interests into account in deciding whether to approve the proposals presented at the Special Meeting, including the Business Combination Proposal. For example, as described below, the Sponsor and its affiliates, on the one hand, and the Company’s officers and directors, on the other hand, have at risk significant monetary interests that depend on the completion of the Business Combination or another business combination within the Combination Window. For the Sponsor and its affiliates, aggregate value at risk could be as much as approximately $67.3 million (based upon the closing price of $10.15 per DHHC Class A Common Share and $0.22 per Public Warrant on the Nasdaq on January 26, 2023, the most recent practicable date prior to the date of this proxy statement/prospectus, and after giving effect to the forfeiture of 2,577,691 Founder Shares and 2,492,000 Private Placement Warrants and assuming that no UHG Class A Common Shares or Sponsor Earnout Shares are allocated to the Anchor Investors and all Earn Out Shares are released upon the achievement of certain performance-based milestones under the Sponsor Agreement). For Judith A. Hannaway, Jonathan Langer, Charles Schoenherr and Keith Feldman (who are the Company’s officers and directors who are not affiliates of the Sponsor), aggregate value at risk could be as much as approximately $3.2 million (based upon the closing price of $10.15 per DHHC Class A Common Share and $0.22 per Public Warrant on the Nasdaq on January 26, 2023, the most recent practicable date prior to the date of this proxy statement/prospectus). The interests of the Sponsor and DHHC’s directors and officers include, among other things:

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If the Business Combination with GSH or another business combination is not consummated within the Combination Window, DHHC will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Public Shares for cash and, subject to the approval of its remaining stockholders and the DHHC Board, dissolving and liquidating. In such event, the 8,625,000 Founder Shares held by the Sponsor, with respect to which David T. Hamamoto, DHHC’s Chairman and Co-Chief Executive Officer, has voting and investment discretion, which were acquired by the Sponsor for an aggregate purchase price of $25,000 prior to the Initial Public Offering, would be worthless because DHHC’s Initial Stockholders are not entitled to participate in any redemption or distribution with respect to such shares. The 8,625,000 Founder Shares held by the Sponsor had an aggregate approximate market value of $87.5 million based upon the closing price of $10.15 per DHHC Class A Common Share on the Nasdaq on January 26, 2023, the most recent practicable date prior to the date of this proxy statement/prospectus. Given the differential in the purchase price that the Sponsor paid for the Founder Shares as compared to the price of the units sold in the Initial Public Offering and the substantial number of shares of UHG Class A Common Shares that our Sponsor will receive upon conversion of the Founder Shares in connection with the Business Combination, our Sponsor may earn a positive rate of return on their investment even if the common stock of the Post-Combination Company trades below the price initially paid for the units in the Initial Public Offering and the Public Stockholders experience a negative rate of return following the completion of the Business Combination. The Sponsor has agreed to forfeit 2,577,691 Founder Shares upon the Closing, and not to transfer 1,886,378 Founder Shares until such Founder Shares become released upon the achievement of certain performance-based milestones under the Sponsor Agreement. As of the date of this proxy statement/prospectus, each of the Anchor Investors have sold or redeemed all of their Public Shares; as a result, and in accordance with the terms of the Subscription Agreements, the Anchor Investors will be allocated from the Sponsor up to approximately

161,000 Founder Shares for a purchase price of $0.003 per share and at an aggregate approximate purchase price of $483 upon the Closing. Approximately 161,000 UHG Class A Common Shares and 49,000 Sponsor Earnout Shares may be allocated to the Anchor Investors upon the Closing, pursuant to the Subscription Agreements entered with the Anchor Investors.

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The Sponsor and Anchor Investors purchased 4,983,999 and 949,334 Private Placement Warrants, respectively, from DHHC for an aggregate purchase price of $8,900,000 (or $1.50 per warrant). These purchases took place in a private placement simultaneously with the consummation of the Initial Public Offering. A portion of the proceeds DHHC received from these purchases were placed in the Trust Account. The Sponsor’s Private Placement Warrants had an approximate market value of $1.1 million, and the Anchor Investors’ Private Placement Warrants had an approximate market value of $208,900, based upon the closing price of $0.22 per Public Warrant on the Nasdaq on January 26, 2023, the most recent practicable date prior to the date of this proxy statement/prospectus. The Private Placement Warrants would become worthless if DHHC does not consummate a business combination within the Combination Window. The Sponsor and Anchor Investors have agreed to forfeit 50% of the Private Placement Warrants held by them upon the Closing.

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The fact that Judith A. Hannaway, Jonathan Langer and Charles Schoenherr, directors of DHHC, and Keith Feldman, the Chief Financial Officer of DHHC, will be entitled to receive, upon completion of the Business Combination, 27,121, 27,121, 27,121 and 235,118 Founder Shares, respectively, from our Sponsor, which would be valued in the aggregate at approximately $3.2 million based on the closing price of $10.15 per DHHC Class A Common Share on the Nasdaq on January 26, 2023, and Keith Feldman will also be entitled to receive, upon completion of the Business Combination, 149,520 Private Placement Warrants from our Sponsor. The Private Placement Warrants had an aggregate approximate market value of $32,900 based upon the closing price of $0.22 per Public Warrant on the Nasdaq on January 26, 2023, the most recent practicable date prior to the date of this proxy statement/prospectus. The Founder Shares and Private Placement Warrants would become worthless if DHHC does not consummate a business combination within the Combination Window.

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On October 18, 2022, the Company executed (i) a promissory note in the principal amount of up to $200,000, bearing interest of 10%, payable to David T. Hamamoto, in his personal capacity, and (ii) a promissory note in the principal amount of up to $200,000, bearing interest of 10%, payable to Antara Capital Total Return SPAC Master Fund LP, a Cayman Islands exempted limited partnership. These promissory notes do not have any claim on the proceeds held in the Trust Account unless such proceeds are released upon the Closing.

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No compensation of any kind, including finder’s and consulting fees, is paid to our Sponsor, officers and directors, or any of their respective affiliates, for services rendered prior to or in connection with the completion of an initial business combination, except for reimbursement for out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. From the date of the Initial Public Offering until the date of the Business Combination Agreement, there have been no reimbursable out-of-pocket expenses incurred in connection with the Business Combination.

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In connection with the Initial Public Offering, the Anchor Investors entered into the Subscription Agreements with us, pursuant to which the Anchor Investors would be allocated from the Sponsor up to 1,250,625 Founder Shares for a purchase price of $0.003 per share and at an aggregate purchase price of $3,625 upon the Closing. As of the date of this proxy statement/prospectus, each of the Anchor Investors have sold or redeemed all of their Public Shares; as a result, and in accordance with the terms of the Subscription Agreements, the Anchor Investors will be allocated from the Sponsor up to approximately 161,000 Founder Shares for a purchase price of $0.003 per share and at an aggregate approximate purchase price of $483 upon the Closing.

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We pay our Sponsor $10,000 per month for office space, secretarial and administrative services provided to members of our management team. Such arrangement will terminate upon the consummation of the Business Combination.

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Our Sponsor will indemnify us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business, with which we have discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.00 per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes. If DHHC consummates the Business Combination, on the other hand, DHHC will be liable for all such claims.
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DHHC’s directors and officers, and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on DHHC’s behalf, such as identifying and investigating possible business targets and business combinations. However, if DHHC fails to consummate a business combination within the Combination Window, they will not have any claim against the Trust Account for reimbursement. Accordingly, DHHC may not be able to reimburse these expenses if the Business Combination or another business combination is not consummated within the Combination Window.

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Our Sponsor has also agreed, subject to certain exceptions, not to transfer 1,886,378 Founder Shares held by it until such securities are released under the Sponsor Agreement. Pursuant to the Sponsor Agreement, (i) 37.5% of such Founder Shares will vest upon the Post-Combination Company achieving $12.50 as its volume weighted average price per share for any 20 trading days within a 30 consecutive trading day period, (ii) 37.5% of such Founder Shares will be released upon the Post-Combination Company achieving $15.00 as its volume weighted average price per share for any 20 trading days within a 30 consecutive trading day period, and (iii) 25% of such Founder Shares will be released upon the Post-Combination Company achieving $17.50 as its volume weighted average price per share for any 20 trading days within a 30 consecutive trading day period, in each case, during the Sponsor Earn Out Period. Any such Founder Shares not released prior to the fifth anniversary of the Closing will be deemed to be forfeited.

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The Sponsor and DHHC’s directors and officers have agreed to waive their redemption rights with respect to the Founder Shares and any Public Shares held by them in connection with the completion of the Business Combination.

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The Sponsor and DHHC’s directors and officers have agreed to waive their rights to liquidating distributions from the Trust Account with respect to the Founder Shares held by them if DHHC fails to complete the Business Combination during the Combination Window. See “Information about DHHC — Redemption of Public Shares and Liquidation if no Business Combination.”

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David T. Hamamoto is expected to continue to serve as a Director of the Post-Combination Company and will receive compensation for such service following the Business Combination.

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Keith Feldman is expected to continue to serve as the chief financial officer of the Post-Combination Company, and will receive compensation for such service following the Business Combination.

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Michael Bayles is expected to continue to serve as a Director of the Post-Combination Company, and will receive compensation for such service following the Business Combination.

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The A&R Registration Rights Agreement will be entered into by, among others, the Sponsor and the directors and officers of DHHC.

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The officers and directors of DHHC may not work full-time at DHHC, may work for both the Sponsor and DHHC, and/or may have fiduciary duties and responsibilities at other companies, which may impact such officers’ or directors’ ability to devote adequate time and attention to the activities of DHHC and may influence their decision to proceed with the Business Combination. See “Management of DHHC” for more information.

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Subject to certain limited exceptions, the Private Placement Warrants will not be transferable, assignable or salable until 30 days following the completion of the Business Combination.

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The continued indemnification of current directors and officers and the continuation of directors’ and officers’ liability insurance.

Our Sponsor and DHHC’s directors and officers may be incentivized by any one or a combination of the above factors to complete the Business Combination with GSH rather than liquidate, even if (i) GSH is a less favorable acquisition target as compared to other potential acquisition target companies or (ii) the terms of the Business Combination are less favorable to stockholders than the liquidation of the Trust Account.
Our independent directors have not retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Transactions or any related financing transactions. No report, opinion or appraisal from an outside party relating to the consideration or the fairness of the consideration to be offered to security holders or the fairness of the Transactions or any related financing transactions to DHHC, the Sponsor or unaffiliated security holders has been obtained by DHHC or the Sponsor.
Abstentions and Broker Non-Votes
Abstentions are considered present for the purposes of establishing a quorum and will have the same effect as a vote “AGAINST” the Charter Approval Proposal. Broker non-votes are considered present for the purposes of establishing a quorum and will have the effect of a vote “AGAINST” the Charter Approval Proposal. Abstentions and broker non-votes will have no effect on the Business Combination Proposal, the Governance Proposals, the Director Election Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the Adjournment Proposal.
In general, if your shares are held in “street” name and you do not instruct your broker, bank or other nominee on a timely basis on how to vote your shares, your broker, bank or other nominee, in its sole discretion, may either leave your shares unvoted or vote your shares on routine matters, but not on any non-routine matters. None of the Proposals at the Special Meeting are routine matters. As such, without your voting instructions, your brokerage firm cannot vote your shares on any Proposal to be voted on at the Special Meeting.
Voting Your Shares — Stockholders of Record
DHHC stockholders may vote electronically at the Special Meeting by visiting           or by proxy. DHHC recommends that you submit your proxy even if you plan to attend the Special Meeting. If you vote by proxy, you may change your vote by submitting a later dated proxy before the deadline or by voting electronically at the Special Meeting.
If your shares are owned directly in your name with our transfer agent, American Stock Transfer & Trust Company, you are considered, with respect to those shares, the “stockholder of record.” If your shares are held in a stock brokerage account or by a bank or other nominee or intermediary, you are considered the beneficial owner of shares held in “street name” and are considered a “non-record (beneficial) stockholder.”
If you are a DHHC stockholder of record you may use the enclosed proxy card to tell the persons named as proxies how to vote your shares. If you properly complete, sign and date your proxy card, your shares will be voted in accordance with your instructions. The named proxies will vote all shares at the Special Meeting for which proxies have been properly submitted and not revoked. If you sign and return your proxy card but do not mark your card to tell the proxies how to vote, your shares will be voted “FOR” each of the proposals presented at the Special Meeting.
Your shares will be counted for purposes of determining a quorum if you vote:
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via the Internet;

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by telephone;

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by submitting a properly executed proxy card or voting instruction form by mail; or

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electronically at the Special Meeting.

Abstentions will be counted for determining whether a quorum is present for the Special Meeting.
Voting instructions are printed on the proxy card or voting information form you received. Either method of submitting a proxy will enable your shares to be represented and voted at the Special Meeting.

Voting Your Shares — Beneficial Owners
If your shares are held in an account at a brokerage firm, bank or other nominee, then you are the beneficial owner of shares held in “street name” and this proxy statement/prospectus is being sent to you by that broker, bank or other nominee. The broker, bank or other nominee holding your account is considered to be the stockholder of record for purposes of voting at the Special Meeting. As a beneficial owner, you have the right to direct your broker, bank or other nominee regarding how to vote the shares in your account by following the instructions that the broker, bank or other nominee provides you along with this proxy statement/prospectus. Your broker, bank or other nominee may have an earlier deadline by which you must provide instructions to it as to how to vote your shares. As a beneficial owner, if you wish to vote at the Special Meeting, you will need to bring to the Special Meeting a legal proxy from your broker, bank or other nominee authorizing you to vote those shares. That is the only way we can be sure that the broker, bank or nominee has not already voted your DHHC Common Shares.
Revoking Your Proxy
If you are a stockholder and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:
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sending another proxy card with a later date to DHHC’s transfer agent so that it is received prior to the Special Meeting;

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sending a notice of revocation to DHHC’s transfer agent; or

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attending the Special Meeting and voting electronically by visiting and entering the control number found on your proxy card, instruction form or notice you previously received.

If you are a stockholder of record of DHHC and you choose to send a written notice or to mail a new proxy, you must submit your notice of revocation or your new proxy to Morrow Sodali LLC at the address listed below, and it must be received at any time before the vote is taken at the DHHC Special Meeting. Simply attending the Special Meeting will not revoke your proxy. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker for information on how to change or revoke your voting instructions.
Morrow Sodali LLC
333 Ludlow Street, 5th Floor
Stamford, Connecticut 06902
Individuals call toll-free (800) 662-5200
Banks and brokers call (203) 658-9400
Email: DHHC.info@investor.morrowsodali.com
No Additional Matters
The Special Meeting has been called only to consider the approval of the Business Combination Proposal, the Charter Approval Proposal, the Governance Proposals, the Director Election Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the Adjournment Proposal. Under DHHC’s bylaws, other than procedural matters incident to the conduct of the Special Meeting, no other matters may be considered at the Special Meeting if they are not included in this proxy statement/prospectus, which serves as the notice of the Special Meeting.
Who Can Answer Your Questions About Voting Your Shares
If you are a stockholder and have any questions about how to vote or direct a vote in respect of your DHHC Common Shares, you may contact Morrow Sodali LLC, DHHC’s proxy solicitor, toll free at (800) 662-5200 (banks and brokers call collect at (203) 658-9400).
Redemption Rights
Public Stockholders may seek to redeem their shares for cash, regardless of whether they vote for or against, or abstain from voting on, the Business Combination Proposal. Any Public Stockholder may

demand that DHHC redeem their Public Shares for a pro rata portion of the Trust Account (which, for illustrative purposes, was $      per share as of January 26, 2023, the DHHC Record Date), calculated as of two business days prior to the anticipated consummation of the Business Combination. If a Public Stockholder properly seeks redemption as described in this section and the Business Combination with GSH is consummated, DHHC will redeem these shares for a pro rata portion of funds deposited in the Trust Account and such Public Stockholder will no longer own these shares following the Business Combination.
Notwithstanding the foregoing, a Public Stockholder, together with any affiliate of such Public Stockholder or any other person with whom such Public Stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights with respect to more than 15% of the Public Shares without the consent of DHHC. Accordingly, all Public Shares in excess of 15% held by a Public Stockholder, together with any affiliate of such holder or any other person with whom such Public Stockholder is acting in concert or as a “group,” will not be redeemed for cash without the consent of DHHC.
The Sponsor and DHHC’s directors and officers will not have redemption rights with respect to any DHHC Common Shares owned by them, directly or indirectly, in connection with the Business Combination.
Public Stockholders may seek to redeem their shares for cash, regardless of whether they vote for or against, or abstain from voting on, the Business Combination Proposal. Holders may demand redemption by delivering their stock, either physically at the address set forth below or electronically using The Depository Trust Company’s DWAC System, to AST, DHHC’s transfer agent, no later than the second business day preceding the vote on the Business Combination Proposal. If you hold the shares in street name, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Certificates that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC System. The transfer agent will typically charge the tendering broker $80.00 and it would be up to the broker whether or not to pass this cost on to the redeeming stockholder. In the event the proposed Business Combination is not consummated this may result in an additional cost to stockholders for the return of their shares.
American Stock Transfer & Trust Company
6201 15th Avenue
Brooklyn, New York 11210
Attn: Relationship Management
Email: HelpAST@equiniti.com
Any request to redeem such shares, once made, may be withdrawn at any time up to the vote on the Business Combination Proposal. Furthermore, if a holder of a Public Share delivered its certificate in connection with an election of its redemption and subsequently decides prior to the applicable date not to elect to exercise such rights, it may simply request that the transfer agent return the certificate (physically or electronically).
If the Business Combination is not approved or completed for any reason, then DHHC’s Public Stockholders who elected to exercise their redemption rights will not be entitled to redeem their shares for a pro rata portion of the Trust Account, as applicable. In such case, DHHC will promptly return any shares delivered by Public Stockholders.
The closing price of a DHHC Class A Common Share on January 26, 2023, the DHHC Record Date, was $10.15. The cash held in the Trust Account on such date was approximately $44,966,548 ($10.13 per Public Share). Prior to exercising redemption rights, stockholders should verify the market price of DHHC Common Shares as they may receive higher proceeds from the sale of their common stock in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. DHHC cannot assure its stockholders that they will be able to sell their DHHC Class A Common Shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its stockholders wish to sell their shares.
If a holder of Public Shares exercises its redemption rights, then it will be exchanging its DHHC Class A Common Shares for cash and will no longer own those shares. You will be entitled to receive cash for these shares only if you properly demand redemption no later than the second business day preceding the vote on the Business Combination Proposal by delivering your stock certificate (either physically or electronically) to DHHC’s transfer agent prior to the vote at the Special Meeting, and the Business Combination is consummated.
Appraisal Rights
Neither stockholders, unitholders nor warrant holders of DHHC have appraisal rights in connection with the Business Combination under the DGCL.
Proxy Solicitation Costs
DHHC is soliciting proxies on behalf of the DHHC Board. This solicitation is being made by mail but also may be made by telephone or in person. DHHC and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. DHHC will bear the cost of the solicitation.
DHHC has hired Morrow Sodali LLC to assist in the proxy solicitation process. DHHC will pay that firm a fee of $37,500 plus disbursements. Such payment will be made from non-trust account funds.
DHHC will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. DHHC will reimburse them for their reasonable expenses.
The Initial Stockholders
As of January 26, 2023, the DHHC Record Date, the Initial Stockholders of record were entitled to vote an aggregate of 8,625,000 Founder Shares that were issued prior to the Initial Public Offering. Such shares currently constitute 20% of the outstanding DHHC Common Shares. The Initial Stockholders have agreed to vote the Founder Shares, as well as any Public Shares acquired in the aftermarket, in favor of each of the proposals presented at the Special Meeting. The Founder Shares have no right to participate in any redemption distribution and will be worthless if no business combination is effected by DHHC.
Upon consummation of the Business Combination, under the Sponsor Agreement, certain Founder Shares (or DHHC Class A Common Shares issuable upon conversion thereof) will be subject to forfeiture and certain lock-up restrictions. See “Other Agreements — Sponsor Agreement” for more information.
Purchases of DHHC Common Shares
At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding DHHC or its securities, the Sponsor, GSH, GSH’s stockholders, and/or their respective affiliates may purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the Business Combination Proposal, or execute agreements to purchase shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire DHHC Common Shares or vote their shares in favor of the Business Combination Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements to consummate the Business Combination where it appears that such requirements would otherwise not be met. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and, with GSH’s consent, the transfer to such investors or holders of shares or warrants owned by the Sponsor for nominal value.
Entering into any such arrangements may have a depressive effect on DHHC Common Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the Special Meeting.
If such transactions are effected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the Business Combination Proposal and other proposals and would likely increase the chances that such proposals would be approved.
Other than the Financing Commitment Letter, no agreements dealing with the above arrangements or purchases have been entered into as of the date of this proxy statement/prospectus by the Sponsor, GSH, GSH’s stockholders or any of their respective affiliates. DHHC will file a Current Report on Form 8-K to disclose arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the Business Combination Proposal or the satisfaction of any closing conditions. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

PROPOSAL NO. 1 — THE BUSINESS COMBINATION PROPOSAL
Overview
Holders of DHHC Class A Common Shares are being asked to adopt the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination. DHHC stockholders should carefully read this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination Agreement, which is attached as Annex A to this proxy statement/prospectus. Please see the sections entitled “The Business Combination” and “The Business Combination Agreement” in this proxy statement/prospectus for additional information regarding the Business Combination and a summary of certain terms of the Business Combination Agreement. You are urged to read carefully the Business Combination Agreement in its entirety before voting on this proposal.
Vote Required for Approval
This Business Combination Proposal (and consequently, the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination) will be adopted and approved only if at least a majority of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting vote “FOR” the Business Combination Proposal.
Failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, abstentions and broker non-votes will have no effect on the Business Combination Proposal.
The Business Combination is conditioned upon the approval of the Business Combination Proposal. If the Business Combination Proposal is not approved, the other proposals (except the Adjournment Proposal, as described below) will not be presented to the stockholders for a vote.
The Sponsor has agreed to vote the Founder Shares and any Public Shares owned by it in favor of the Business Combination Proposal. See “Other Agreements — Sponsor Agreement” for more information.
Recommendation of the DHHC Board
THE DHHC BOARD UNANIMOUSLY RECOMMENDS THAT THE DHHC STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

PROPOSAL NO. 2 — THE CHARTER APPROVAL PROPOSAL
Overview
Our stockholders are being asked to adopt the Proposed Charter in the form attached hereto as Annex B, which, in the judgment of the DHHC Board, is necessary to adequately address the needs of the Post-Combination Company.
The following is a summary of the key changes effected by the Proposed Charter, but this summary is qualified in its entirety by reference to the full text of the Proposed Charter, a copy of which is included as Annex B:

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Changes to Authorized Capital Stock — the Current Charter authorizes 320,000,000 shares, consisting of (a) 310,000,000 shares of common stock, of which (i) 300,000,000 shares were DHHC Class A Common Shares, and (ii) 10,000,000 shares were DHHC Class B Common Shares, and (b) 10,000,000 shares of preferred stock. The Proposed Charter will authorize 450,000,000 shares, consisting of (a) 350,000,000 UHG Class A Common Shares, (b) 60,000,000 UHG Class B Common Shares, and (c) 40,000,000 shares of preferred stock;

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Dual Class Voting Structure — the Proposed Charter authorizes a dual class common stock structure in which holders of the UHG Class A Common Shares will be entitled to one vote per share and holders of UHG Class B Common Shares, will be entitled to two votes per share on all matters properly submitted to the Post-Combination Company’s stockholders entitled to vote thereon.

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Required Vote to Amend or Repeal the Charter — the Proposed Charter provides that, if the holders of UHG Class B Common Shares no longer hold at least a majority in voting power of the outstanding shares of UHG Common Shares, affirmative vote of holders of not less than two-thirds of the voting power of all then outstanding shares of capital stock of the Post-Combination Company entitled to vote thereon is required to amend or repeal the following provisions of the Proposed Charter: (i) Section 5.02 of the Proposed Charter relating to the number, election and the term of the Post-Combination Company Board, if the holders of UHG Class B Common Shares no longer hold at least a majority in voting power of the outstanding shares of UHG Common Shares and (ii) Article VI of the Proposed Charter relating to the limitation of liability of directors;

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Required Vote to Amend or Repeal the Bylaws — the Proposed Charter provides that any amendment or repeal of the Proposed Bylaws requires an affirmative vote of either (i) a majority of the Post-Combination Company Board, or (ii) holders of at least two-thirds in voting power of all then outstanding shares of capital stock of the Post-Combination Company entitled to vote generally in the election of directors, voting together as a single class;

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Director Removal — the Proposed Charter provides that, subject to any rights of any preferred stockholders, so long as the Post-Combination Company Board is classified, (i) for so long as holders of UHG Class B Common Shares hold a majority in voting power of the outstanding shares of UHG Common Shares, any director or the entire Post-Combination Company Board may be removed from any office at any time, with or without cause, by the holders of a majority in voting power of the outstanding shares of UHG Common Shares and (ii) if the holders of UHG Class B Common Shares no longer hold a majority in voting power of the outstanding shares of UHG Common Shares, any director or the entire Post-Combination Company Board may be removed from office at any time, but only for cause, by the holders of a majority in voting power of the outstanding shares of UHG Common Shares;

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Waiver of Section 203 of the DGCL — provides that Section 203 of the DGCL, which governs business combinations between the Post-Combination Company and certain interested stockholders, does not apply to the Post-Combination Company;

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Name Change — provides that the Post-Combination Company’s name will be “United Homes Group, Inc.”; and

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Removal of Blank Check Company Provisions — eliminates various provisions applicable only to blank check companies, including business combination requirements.

Reasons for the Amendments
Each of these amendments was negotiated as part of the Business Combination. The DHHC Board’s reasons for proposing each of these amendments to the Current Charter are set forth below.
Changes to Authorized Capital Stock
Our Current Charter authorizes 320,000,000 shares, consisting of (a) 310,000,000 shares of common stock, of which (i) 300,000,000 shares were DHHC Class A Common Shares, and (ii) 10,000,000 shares were DHHC Class B Common Shares, and (b) 10,000,000 shares of preferred stock. The Proposed Charter provides that the Post-Combination Company will be authorized to issue 450,000,000 shares, consisting of (a) 350,000,000 shares of UHG Class A Common Shares, (b) 60,000,000 shares of UHG Class B Common Shares, and (c) 40,000,000 shares of preferred stock.
This amendment increases the authorized number of shares because the DHHC Board believes that it is important for us to have available for issuance a number of authorized shares of common stock and preferred stock sufficient to support growth and to provide flexibility for future corporate needs (including, if needed, as part of financing for future growth acquisitions). The shares would be issuable as consideration for the Business Combination and the other transactions contemplated by this proxy statement/prospectus, and for any other proper corporate purpose, including future acquisitions, capital raising transactions consisting of equity or convertible debt, stock dividends or issuances under current and any future stock incentive plans.
The DHHC Board believes that these additional shares will provide us with the flexibility needed to issue shares in the future in a timely manner and under circumstances considered favorable without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance.
Dual Class Voting Structure
The Proposed Charter provide that holders of shares of UHG Class A Common Shares will be entitled to one vote on each matter properly submitted to the stockholders entitled to vote. Holders of shares of UHG Class B Common Shares will have two votes on each matter properly submitted to the stockholders entitled to vote. Upon consummation of the Business Combination, the Majority Stockholders, will continue to have majority voting power, and these shares are generally restricted from transfers, except in limited circumstances. This dual class stock structure provides the Majority Stockholders with the ability to control the outcome of matters requiring stockholder approval. We believe that our success rests on our ability to undertake a long-term view and the Majority Stockholders’ controlling interest will enhance the Post-Combination Company’s ability to focus on long-term value creation and help insulate the Post-Combination Company from short-term outside influences.
Required Vote to Amend or Repeal the Charter
Following the conversion of the DHHC Class B Common Shares into UHG Class A Common Shares in connection with the Business Combination, the Current Charter may only be amended with the approval of a majority of the DHHC Board and the holders of a majority of our outstanding shares. The Proposed Charter provides that, if the holders of UHG Class B Common Shares no longer hold at least a majority in voting power of the outstanding shares of UHG Common Shares, affirmative vote of holders of not less than two-thirds of the voting power of all then outstanding shares of capital stock of the Post-Combination Company entitled to vote thereon is required to amend or repeal the following provisions of the Proposed Charter: (i) Section 5.02 of the Proposed Charter relating to the number, election and the term of the Post-Combination Company Board, if the holders of UHG Class B Common Shares no longer hold at least a majority in voting power of the outstanding shares of UHG Common Shares and (ii) Article VI of the Proposed Charter relating to the limitation of liability of directors. Amendments to the Proposed Charter with respect to other provisions will be governed by the DGCL, which provides that the Post-Combination Company Board will adopt resolutions setting forth any proposed amendment, and will call a special meeting of shareholder entitled to vote in respect of the amendment or direct that the amendment proposed be considered at the next annual meeting, and such amendment may be approved by a majority of holders of a majority of our outstanding shares entitled to vote on the amendment.

We believe that these changes reflect good governance practice and require approval by a significant majority of the voting power of all then outstanding shares of capital stock of the Post-Combination Company for matters that affect the fundamental way in which UHG would be governed post-closing.
Required Vote to Amend or Repeal the Bylaws
Our Current Charter provides that our bylaws may be amended by the affirmative vote of the holders of a majority of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class. The Proposed Charter allows the Post-Combination Company Board to adopt, amend, alter or repeal the Proposed Bylaws. The Proposed Bylaws also may be adopted, amended, altered or repealed by the shareholders by the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of all then outstanding shares of UHG Common Shares entitled to vote generally in the election of directors, voting together as a single class. We believe that supermajority voting requirements with respect to the bylaws are appropriate at this time to protect all stockholders against the potential self-interested actions by one or a few large stockholders. In reaching this conclusion, the DHHC Board was cognizant of the potential for certain stockholders to hold a substantial beneficial ownership of our common stock following the Business Combination.
Director Removal
At present, our Current Charter provides that directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class. that, subject to any rights of any preferred shareholders, for as long as the Post-Combination Company Board remains classified, (i) for so long as holders of UHG Class B Common Shares hold a majority in voting power of the outstanding shares of UHG Common Shares, any director or the entire Post-Combination Company Board may be removed from any office at any time, with or without cause, by the holders of a majority in voting power of the outstanding shares of UHG Common Shares and (ii) if the holders of UHG Class B Common Shares no longer hold a majority in voting power of the outstanding shares of UHG Common Shares, any director or the entire Post-Combination Company Board may be removed from office at any time, but only for cause, by the holders of a majority in voting power of the outstanding shares of UHG Common Shares. We believe that this provision properly respects the actions of the stockholders at a valid meeting rather than allowing the Post-Combination Company Board to thwart the valid intention of the stockholders.
Waiver of Section 203 of the DGCL
At present, our Current Charter does not state whether Section 203 of the DGCL applies to us. Therefore, under the DGCL, we are currently subject to the provisions of Section 203 of the DGCL. This amendment provides that Section 203 of the DGCL, which governs business combinations between the Post-Combination Company and certain interested stockholders, will not apply to the Post-Combination Company. We believe this is appropriate because opting out of Section 203 of the DGCL allows the Post-Combination Company to establish its own rules governing business combinations with interested parties.
Corporate Name Change
Under our Current Charter, our name is “DiamondHead Holdings Corp.” The Proposed Charter provides that the Post-Combination Company’s name will be “United Homes Group, Inc.” We believe that changing the Post-Combination Company’s name is desirable to reflect the Business Combination with GSH and to clearly identify the Post-Combination Company as the publicly traded entity.
Removal of Blank Check Company Provisions
Our Current Charter contains various provisions applicable only to blank check companies. This amendment eliminates certain provisions related to our status as a blank check company, which is desirable because these provisions will serve no purpose following the Business Combination. For example, these proposed amendments remove the requirement to dissolve the Post-Combination Company and allow it to continue as a corporate entity with perpetual existence following consummation of the Business Combination.

Perpetual existence is the usual period of existence for corporations and we believe it is the most appropriate period for the Post-Combination Company following the Business Combination. In addition, certain other provisions in our Current Charter require that proceeds from the Initial Public Offering be held in the Trust Account until a business combination or liquidation of merger has occurred. These provisions cease to apply once the Business Combination is consummated.
Vote Required for Approval
If the Business Combination Proposal is not approved, the Charter Approval Proposal will not be presented at the Special Meeting. The Charter Approval Proposal will be approved and adopted only if: (i) the holders of a majority of the Founder Shares then outstanding, voting separately as a single class, (ii) the holders of a majority of the DHHC Class A Common Shares then outstanding, voting separately as a single class and (iii) the holders of a majority of the DHHC Class A Common Shares and DHHC Class B Common Shares then outstanding, voting together as a single class vote “FOR” the Charter Approval Proposal.
Failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, abstentions and broker non-votes will have the same effect as a vote “AGAINST” the Charter Approval Proposal.
The Business Combination is conditioned upon the approval of the Charter Approval Proposal (or the waiver thereof in accordance with the terms of the Business Combination Agreement). Notwithstanding the approval of the Charter Approval Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Charter Approval Proposal will not be effected. The DHHC Board will abandon the Charter Approval Proposal in the event the Business Combination is not consummated.
A copy of the Proposed Charter, as will be in effect assuming approval of the Charter Approval Proposal and upon consummation of the Business Combination and filing with the Secretary of State of the State of Delaware, is attached to this proxy statement/prospectus as Annex B.
The Sponsor has agreed to vote the Founder Shares and any Public Shares owned by it in favor of the Charter Approval Proposal. See “Other Agreements — Sponsor Agreement” for more information.
Recommendation of the DHHC Board
THE DHHC BOARD UNANIMOUSLY RECOMMENDS THAT THE DHHC STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE CHARTER APPROVAL PROPOSAL.

PROPOSAL NO. 3 — THE GOVERNANCE PROPOSALS
Overview
Our stockholders are also being asked to vote on a separate proposal with respect to certain governance provisions in the Proposed Charter, which are separately being presented in accordance with SEC guidance and which will be voted upon on a non-binding advisory basis. In the judgment of the DHHC Board, these provisions are necessary to adequately address the needs of the Post-Combination Company. Accordingly, regardless of the outcome of the non-binding advisory vote on these proposals, GSH and DHHC intend that the Proposed Charter in the form set forth on Annex B will take effect at consummation of the Business Combination, assuming adoption of the Charter Approval Proposal.
Governance Proposal 3A: Changes to Authorized Capital Stock
See “Proposal No. 2 — The Charter Approval Proposal — Reasons for the Amendments — Changes to Authorized Capital Stock” for a description and reasons for the amendment.
Governance Proposal 3B: Dual Class Voting Structure
See “Proposal No. 2 — The Charter Approval Proposal — Reasons for the Amendments — Dual Class Voting Structure” for a description and reasons for the amendment.
Governance Proposal 3C: Required Vote to Amend or Repeal the Charter
See “Proposal No. 2 — The Charter Approval Proposal — Reasons for the Amendments — Required Vote to Amend or Repeal the Charter” for a description and reasons for the amendment.
Governance Proposal 3D: Required Vote to Amend or Repeal the Bylaws
See “Proposal No. 2 — The Charter Approval Proposal — Reasons for the Amendments — Required Vote to Amend or Repeal the Bylaws” for a description and reasons for the amendment.
Governance Proposal 3E: Director Removal
See “Proposal No. 2 — The Charter Approval Proposal — Reasons for the Amendments — Director Removal” for a description and reasons for the amendment.
Governance Proposal 3F: Waiver of Section 203 of the DGCL
See “Proposal No. 2 — The Charter Approval Proposal — Reasons for the Amendments — Waiver of Section 203 of the DGCL” for a description and reasons for the amendment.
Governance Proposal 3G: Corporate Name Change
See “Proposal No. 2 — The Charter Approval Proposal — Reasons for the Amendments — Corporate Name Change” for a description and reasons for the amendment.
Governance Proposal 3H: Removal of Blank Check Company Provisions
See “Proposal No. 2 — The Charter Approval Proposal — Reasons for the Amendments — Removal of Blank Check Company Provisions” for a description and reasons for the amendment.
Vote Required for Approval
If the Business Combination Proposal is not approved, the Governance Proposals will not be presented at the Special Meeting. The approval of the Governance Proposals requires the majority of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting.

Failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, abstentions and broker non-votes will have no effect on the Governance Proposals.
The Business Combination is not conditioned upon the approval of the Governance Proposals.
As discussed above, a vote to approve the Governance Proposals is an advisory vote, and therefore, is not binding on DHHC, GSH or their respective boards of directors. Accordingly, regardless of the outcome of the non-binding advisory vote, DHHC and GSH intend that the Proposed Charter, in the form set forth on Annex B and containing the provisions noted above, will take effect at consummation of the Business Combination, assuming adoption of the Charter Approval Proposal.
The Sponsor has agreed to vote the Founder Shares and any Public Shares owned by it in favor of the Governance Proposals. See “Other Agreements — Sponsor Agreement” for more information.
Recommendation of the DHHC Board
THE DHHC BOARD UNANIMOUSLY RECOMMENDS THAT THE DHHC STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE GOVERNANCE PROPOSALS.

PROPOSAL NO. 4 — THE DIRECTOR ELECTION PROPOSAL
Overview
Assuming the Business Combination Proposal, the Charter Approval Proposal, the Nasdaq Proposal and the Incentive Plan Proposal are approved at the Special Meeting, stockholders are being asked to elect 10 directors to the Post-Combination Company Board, effective upon the closing of the Business Combination, with each Class I director having a term that expires at the Post-Combination Company’s annual meeting of stockholders in 2024, each Class II director having a term that expires at the Post-Combination Company’s annual meeting of stockholders in 2025 and each Class III director having a term that expires at the Post-Combination Company’s annual meeting of stockholders in 2026, or, in each case, until their respective successors are duly elected and qualified, or until their earlier resignation, removal or death. The election of these directors is contingent upon approval of the Business Combination Proposal, the Charter Approval Proposal, the Nasdaq Proposal and the Incentive Plan Proposal.
The DHHC Board has nominated (i) Michael Bayles, Eric S. Bland, James P. Clements, and Michael Nieri to serve as the Class I directors, (ii) Robert Dozier, Alan Levine, and Tom O’Grady to serve as the Class II directors and (iii) James Enoch, Nikki R. Haley and David T. Hamamoto to serve as the Class III directors. The following sets forth information regarding each nominee:
Eric S. Bland has been a member of the board of directors of GSH since April 2022 and serves on GSH’s Nominating and Corporate Governance Committee. Mr. Bland is the founder of Bland Richter LLP, a law firm founded in Charleston, South Carolina in 2001, focusing on complex and high-risk litigation cases. From 2014-2021, Mr. Bland was selected for inclusion in the South Carolina Super Lawyers list for excellence and recognition as a Super Lawyer in Professional Liability, one of only two attorneys in South Carolina with this honor. In addition, Mr. Bland successfully completed national testing in Legal Malpractice and received board certification as a diplomat in the field of Legal Malpractice by the American Board of Professional Liability Attorneys and recorded a score in the top 2% of all attorneys who have ever taken the test. Mr. Bland received his Bachelor of Science degree from the University of Tampa as an Honor’s graduate summa cum laude. Mr. Bland received his Juris Doctorate degree from the University of South Carolina School of Law where he graduated as an Order of the Coif member. Mr. Bland’s experience managing his own law firm and advocating for his clients in various complex litigation cases makes him uniquely skilled with deep knowledge regarding operation of a complex organizations and consideration of different stakeholder groups. For these reasons, as well as Mr. Bland’s representation of many companies from formation through their cycle of business operations and ultimate sale of the company, Mr. Bland is well-qualified to serve as a director.
James P. Clements has been a member of the board of directors of GSH since January 2022 and serves on GSH’s Compensation Committee and the Nominating and Corporate Governance Committee. Dr. Clements currently serves as the President and Chief Executive Officer of Clemson University, which has a $1,750,000,000 budget. He also currently serves as the Chief Fundraising Officer of Clemson University Foundation, an independent, not-for-profit 501(c)(3) organization that promotes the welfare and future development of Clemson University. Prior to joining Clemson University in December 2013, Dr. Clements served as the President of West Virginia University from June 2009 to December 2013. Before that Dr. Clements served as provost and vice president for academic affairs, vice president for Economic Development & Community Outreach and the Robert W. Deutsch Distinguished Professor of Information Technology at Towson University. Dr. Clements currently serves on the board of directors of United Community Banks, Inc. (Nasdaq: UCBI), a bank holding company and South Carolina corporation headquartered in Greenville, South Carolina, and the parent company of United Community Bank, a South Carolina state-chartered bank that opened in 1950. He also currently serves on the board of directors of the American Council on Education, the executive committee for the Council of Competitiveness, the Council of Presidents for the Association of Governing Boards and on the Special Olympics International Board of Directors. Dr. Clements previously served as the Chair of the Board for the Association of Public & Land-Grant Universities. Dr. Clements holds a Bachelor of Science degree in computer science as well as a master’s degree and Ph.D. in operations analysis from the University of Maryland, Baltimore County. He also holds an M.S. degree in computer science from Johns Hopkins University’s Whiting School of Engineering and was awarded an honorary degree as Doctor of Public Education from University of Maryland,

Baltimore County. Dr. Clements’ extensive experience and continuing research in the fields of leadership, strategic planning, project management, computer science and information technology make him well-qualified to serve as a director.
Robert Dozier, Jr. has been a member of the board of directors of GSH since December 2021 and is a member and Chairman of GSH’s Nominating and Corporate Governance Committee and a member of the Audit Committee and Compensation Committee. Mr. Dozier has been appointed as Chief Executive Officer of Palmetto Citizens Federal Credit Union, commencing in February 2023. Mr. Dozier previously served as President of First Reliance Bancshares, the holding company for First Reliance Bank (“FRB”), where he served as Chief Operating Officer from January 2020 through December 2022. FRB is a community bank headquartered in South Carolina, serving eight markets in North and South Carolina. From June 2011 to December 2019, Mr. Dozier served as Executive Vice President and Chief Business Officer of Federal Home Loan Bank of Atlanta, a $100 billion dollar wholesale bank serving over 850 financial institutions around the Southeast. Mr. Dozier has a Political Science Degree from the University of South Carolina and is a former member of the Board of Trustees of the University of South Carolina. Mr. Dozier’s business and banking experience, as well as his deep connections in the South Carolina business community, make him well-qualified to serve as a director.
Jason Enoch has been a member of the board of directors of GSH since October 2021 and is GSH’s lead independent director. Mr. Enoch is also a member and the Chairman of GSH’s Audit Committee, and a member of the Compensation Committee. Mr. Enoch was a Partner at Deloitte & Touche LLP, an independent accounting firm, from June 2002 through September 2020, and began his career there in 1989. Mr. Enoch earned a degree in accounting from Lehigh University and an MBA from Columbia University. Mr. Enoch’s experience as a long-term partner at Deloitte & Touche LLP, including in particular his focus on the audits of public company financial statement and internal controls over financial reporting, provided him not only with an extensive financial and accounting background that adds depth to GSH’s Audit Committee, but also a focus interacting with the Securities and Exchange Commission, and he has assisted clients with initial and secondary public securities offerings and private placements. During his time at Deloitte & Touche LLP, his service to his clients’ board of directors provided him with important experience and perspectives with respect to governance, risk management, operations, and public company best practices. This experience uniquely qualifies him to serve on our board of directors and as Chairman of the Audit Committee.
Nikki R. Haley has been a member of the board of directors of GSH since January 2022 and serves on GSH’s Audit Committee and the Nominating and Corporate Governance Committee. Ambassador Haley currently serves as a lifetime member of the Clemson University Board of Trustees. In addition, Ambassador Haley founded Stand For America, an advocacy group promoting public policies, and Stand For America PAC, a political action committee. From January 2017 to December 2018, Ambassador Haley served as the U.S. Ambassador to the United Nations. In that role, she served as a member of the President’s Cabinet and on the National Security Council. For her work at the United Nations, Forbes named her one of the world’s 100 most powerful women in 2017. From January 2011 to January 2017, Ambassador Haley served as the 116th governor of South Carolina. She was the youngest governor in the country and first minority female governor in America, and is the only female governor in South Carolina history. In 2016, Time magazine named her one of the 100 most influential people in the world. From January 2005 to January 2011. Ambassador Haley served as a member of the South Carolina House of Representatives. Ambassador Haley previously served on the board of directors of The Boeing Company (NYSE: BA), one of the world’s major aerospace firms, from March 2019 to March 2020. Ambassador Haley has an Accounting Degree from Clemson University. Ambassador Haley has extensive experience in local and national government, demonstrated strong leadership abilities and a record of accomplishment in areas that are critical to GSH’s long-term success, as well as her vast political connections, uniquely qualifying her to serve on GSH’s board of directors.
Alan Levine has been a member of the board of directors of GSH since October 2021 and is a member and the Chairman of GSH’s Compensation Committee, and also serves on the Audit Committee. Mr. Levine has been retired since 2019, following a 35-year career with Enterprise Holdings, where he was President/General Manager for the South Florida Group, responsible for leading all aspects of the company’s three primary brands — Enterprise Rent A Car, National Car Rental and Alamo Rent-A-Car. In addition, Mr. Levine directed the firm’s other business lines, including Car Sales and Commercial Truck Rental, and consulted for the company’s Fleet Management (fleet leasing) operation. Mr. Levine led Enterprise’s expansion that has included approximately doubling in size, the opening of a new business division and the successful integration of a major acquisition. Mr. Levine graduated from the University of South Florida with a degree in Marketing, and has attended Enterprise’s Senior Executive Leadership program, in addition to numerous other developmental seminars. Mr. Levine’s extensive experience in the areas of operations, management, and leadership makes Mr. Levine well-qualified to serve as a director.
Michael Nieri is GSH’s Chief Executive Officer, President, and Chairman. Mr. Nieri founded GSH in June 2004, and has since served GSH’s President and Chairman. Mr. Nieri served as GSH’s Chief Executive Officer from GSH’s founding through June 2013, and again commencing in January 2022. Mr. Nieri has dedicated his professional life to providing families with well-built, affordably priced homes with signature style and quality throughout the southeast, where he has built over 15,000 homes in high-growth markets over his career. Mr. Nieri has received numerous awards and accolades, including his induction into the South Carolina Housing Hall of Fame and receiving the BIA Richard N. Sendler Award by the Central South Carolina Building Industry Association. In addition, he has been recognized as the South Carolina Homebuilder of the Year and the Builder Member of the Year. For his innovative leadership and dedication to his community, Mr. Nieri received the 2020 Hearthstone BUILDER Humanitarian Award, a national award for industry leaders who demonstrate a lifetime of dedication to charitable endeavors. Mr. Nieri is the brother-in-law of Shelton Twine and father of Pennington Nieri. Mr. Nieri holds a Bachelor of Science degree in Construction Science and Management from Clemson University. Mr. Nieri brings invaluable knowledge of the operations and management of the company to our management team. Mr. Nieri’s qualifications to serve on our board of directors are primarily based on his operational and historical experience as Founder, President, Chief Executive Officer and Chairman of GSH and his extensive experience in the homebuilding industry.
Tom O’Grady has been a member of the board of directors of GSH since October 2021 and is GSH’s Chief Administrative Officer, a position he has held since January 2022. Mr. O’Grady also serves on GSH’s Nominating and Corporate Governance Committee. Mr. O’Grady has been currently Principal of O’Grady Law PLLC since 2013. He has also served as Treasurer and a director of Attransco, Inc., a shipping company, since 1995. From 2012 to 2013, Mr. O’Grady served as Executive Vice President of Corporate Development at RxAlly, a technology company. Previously, Mr. O’Grady spent over 25 years as a corporate transactional lawyer at McGuire Woods LLP and prior to that practiced at Bowmans in South Africa. Mr. O’Grady holds a Bachelor of Commerce degree and a Bachelor of Laws degree from the University of the Witwatersrand in Johannesburg, South Africa, and a Master of Laws degree from the University of Virginia. Mr. O’Grady’s experience representing public companies in the areas of corporate governance, mergers and acquisitions, and corporate structuring and corporate finance affords him a degree of understanding of the challenges faced by public companies which GSH believes will be beneficial and qualifies him to serve on our board of directors.
David T. Hamamoto, DHHC’s Chairman and Co-Chief Executive Officer, is the Founder of Diamond Head Partners, LLC, a privately-held investment firm focused on operationally hands-on opportunistic investing across a range of strategies, which he established in 2017. He is also a director and chairman of the nominating and corporate governance committee of Lordstown since October 2020, and previously served as the Chairman and Chief Executive Officer of DiamondPeak, a special purpose acquisition company, from November 2018 through October 2020. Previously, he served as Executive Vice Chairman of Colony NorthStar (now Colony Capital (NYSE:CLNY)), a real estate and investment management firm, from January 2017 through January 2018. The NorthStar companies, which he founded, were sold to Colony Capital in January 2017. Prior to the sale, Mr. Hamamoto was Executive Chairman of NorthStar Asset Management Group (“NSAM”), a registered investment advisory firm, since 2015, having previously served as its Chairman and Chief Executive Officer from 2014 until 2015. Mr. Hamamoto was the Chairman of the board of directors of NorthStar Realty Finance Corp. (NYSE:NRF) (“NRF”), a real estate investment trust, from 2007 to January 2017 and served as one of its directors from 2003 to January 2017. Mr. Hamamoto previously served as NRF’s Chief Executive Officer from 2004 until 2015 and President from 2004 until 2011. Mr. Hamamoto was Chairman of the board of directors of NorthStar Realty Europe Corp. from 2015 to January 2017. In 1997, Mr. Hamamoto co-founded NorthStar Capital Investment Corp., the predecessor to NorthStar Realty Finance, for which he served as Co-Chief Executive Officer until 2004. Prior to NorthStar, Mr. Hamamoto was a partner and co-head of the Real Estate Principal

Investment Area at Goldman, Sachs & Co. During Mr. Hamamoto’s tenure at Goldman, Sachs & Co., he initiated the firm’s effort to build a real estate principal investment business under the auspices of the Whitehall Funds. Between April and July 2018, several class actions (and two derivative lawsuits) were filed in connection with the Colony-NorthStar merger and the merged company’s performance thereafter; three in federal court in California, three in state court in California, and two in state court in Maryland. Mr. Hamamoto is named as an individual defendant in each of these lawsuits. The lawsuits generally share a factual nexus, and allege securities law violations and other claims against all defendants, including Mr. Hamamoto. Presently, only one federal and one (consolidated) state case are pending. Mr. Hamamoto disputes all such allegations and is defending vigorously against the lawsuits. In 2021, several class actions and derivative lawsuits were filed in connection with the DiamondPeak-Lordstown Motors merger and claims relating to Lordstown vehicle pre-orders and production timeline; seven in federal court in Ohio, four in federal court in Delaware and four in chancery court in Delaware. Mr. Hamamoto is named as an individual defendant in certain of these lawsuits. The lawsuits generally share a factual nexus, and allege securities law violations and other claims against all defendants, including Mr. Hamamoto. Mr. Hamamoto disputes all such allegations and is defending vigorously against the lawsuits. Mr. Hamamoto received a B.S. from Stanford University and an M.B.A. from the Wharton School of Business at the University of Pennsylvania. He is well qualified to serve as a director due to his extensive real estate, investment and operational experience.
Michael Bayles, one of DHHC’s directors and Co-Chief Executive Officer, currently serves as Chief Executive Officer and a director of EVO Transportation & Energy Services, Inc. Mr. Bayles previously served as a director and chief restructuring officer from October 2020 to March 2021 and restructuring advisor from May 2020 to October 2020. Mr. Bayles served as a vice president of investments of Slam Corp., a special purpose acquisition company, from March 2021 through September 2022. Mr. Bayles previously served as an analyst at Antara Capital LP from May 2018 until May 2020, and as a credit analyst at GLG Partners from May 2016 to December 2017. Prior to GLG Partners, Mr. Bayles was a vice president at Avenue Capital Group from September 2008 to April 2016. Mr. Bayles started his career as an investment banking analyst at J.P. Morgan and then a restructuring analyst at Lazard. Mr. Bayles has a bachelor’s degree in economics from the Wharton School of the University of Pennsylvania.
Vote Required for Approval
If a quorum is present, directors are elected by a plurality of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting. This means that the 10 director nominees who receive the most affirmative votes will be elected. Votes marked “FOR” a nominee will be counted in favor of that nominee. Proxies will have full discretion to cast votes for other persons in the event any nominee is unable to serve. Failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, abstentions and broker non-votes will have no effect on the vote.
The Business Combination is conditioned upon the approval of the Director Election Proposal (or the waiver thereof in accordance with the terms of the Business Combination Agreement). Notwithstanding the approval of the Director Election Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Director Election Proposal will not be effected.
The Sponsor has agreed to vote the Founder Shares and any Public Shares owned by it in favor of the Director Election Proposal. See “Other Agreements — Sponsor Agreement” for more information.
Recommendation of the DHHC Board
THE DHHC BOARD UNANIMOUSLY RECOMMENDS THAT THE DHHC STOCKHOLDERS VOTE “FOR” THE ELECTION OF EACH OF THE DIRECTOR NOMINEES TO THE POST-COMBINATION COMPANY BOARD OF DIRECTORS IN THE DIRECTOR ELECTION PROPOSAL.

PROPOSAL NO. 5 — THE NASDAQ PROPOSAL
Overview
Immediately prior to and in connection with the Business Combination, we intended to effect (subject to customary terms and conditions, including the Closing) (a) assuming the aggregate upfront consideration payable to GSH common equityholders is $407 million following a downward adjustment for GSH’s estimated closing cash and closing indebtedness of $93 million at the Closing, the issuance of up to 378,817 UHG Class A Common Shares and 37,502,833 UHG Class B Common Shares to the holders of GSH Common Shares, and the reservation for issuance of 2,828,350 UHG Class A Common Shares underlying the Rollover Options and Assumed Warrants pursuant to the Business Combination Agreement; and (b) the issuance of 4,160,931 UHG Class A Common Shares to the Sponsor upon the conversion of DHHC Class B Common Shares, in accordance with the terms of the Current Charter. For more information, see the full text of the Business Combination Agreement and the Sponsor Agreement, copies of which are attached as Annexes A and E, respectively. The discussion herein is qualified in its entirety by reference to such documents.
Why DHHC Needs Stockholder Approval for Purposes of Nasdaq Listing Rule 5635
We are seeking stockholder approval in order to comply with Nasdaq Listing Rule 5635(a), (b) and (d).
Under Nasdaq Listing Rule 5635(a), stockholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and: (i) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such securities (or securities convertible into or exercisable for common stock); or (ii) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities.
Under Nasdaq Listing Rule 5635(b), stockholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a “change of control” of the registrant. Although Nasdaq has not adopted any rule on what constitutes a “change of control” for purposes of Rule 5635(b), Nasdaq has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control.
Under Nasdaq Listing Rule 5635(d), stockholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the greater of book or market value of the stock if the number of shares of common stock to be issued is or may be equal to 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance.
As described above, DHHC will issue UHG Common Shares to GSH stockholders and upon the conversion of DHHC Class B Common Shares, as set forth in the Business Combination Agreement and the Current Charter, respectively.
Stockholder approval of the Nasdaq Proposal is also a condition to the Closing under the Business Combination Agreement.
Vote Required for Approval
If the Business Combination Proposal is not approved, the Nasdaq Proposal will not be presented at the Special Meeting. The approval of the Nasdaq Proposal requires the affirmative vote of a majority of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting. Failure to submit a proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, abstentions, and broker non-votes will have no effect on the Nasdaq Proposal.
The Business Combination is conditioned upon the approval of the Nasdaq Proposal (or the waiver thereof in accordance with the terms of the Business Combination Agreement). Notwithstanding the approval of the Nasdaq Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Nasdaq Proposal will not be effected.
The Sponsor has agreed to vote the Founder Shares and any Public Shares owned by it in favor of the Nasdaq Proposal. See “Other Agreements — Sponsor Agreement” for more information.
Recommendation of the DHHC Board
THE DHHC BOARD UNANIMOUSLY RECOMMENDS THAT THE DHHC STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE NASDAQ PROPOSAL.

PROPOSAL NO. 6 — THE INCENTIVE PLAN PROPOSAL
Overview
The Incentive Plan Proposal — to consider and vote upon a proposal to approve, assuming the Business Combination Proposal and the Charter Approval Proposal are approved, the United Homes Group, Inc. 2023 Equity Incentive Plan, which is referred to herein as the “2023 Plan”, a copy of which is attached to this proxy statement/prospectus as Annex F (this proposal is referred to as the “Incentive Plan Proposal”).
As of January 26, 2023, the latest practicable date, the closing price on Nasdaq of DHHC Class A Common Share, was $10.15 per share. The board of directors of DHHC approved the 2023 Plan on August 28, 2023, subject to approval by DHHC’s stockholders.
The following is a summary of the material features of the 2023 Plan. This summary is qualified in its entirety by the full text of the 2023 Plan, a copy of which is included as Annex F to this proxy statement/prospectus.
Purpose of United Homes Group, Inc. 2023 Equity Incentive Plan
The purpose of the 2023 Plan is to provide an additional incentive to selected directors, officers, employees, consultants, and advisors (and prospective directors, officers, employees, consultants and advisors) of UHG or its affiliates whose contributions are essential to the growth and success of the business of UHG and its affiliates, in order to strengthen the commitment of such persons to UHG and its affiliates, motivate such persons to faithfully and diligently perform their responsibilities and attract and retain competent and dedicated persons whose efforts will result in the long-term growth and profitability of UHG and its affiliates.
Summary of the United Homes Group, Inc. 2023 Equity Incentive Plan
Type of Awards
The 2023 Plan provides for the issuance of stock options (including non-statutory stock options and incentive stock options), stock appreciation rights (referred to as “SARs”), restricted stock, restricted stock units (referred to as “RSUs”), stock bonuses, and performance compensation awards, to directors, officers, employees, consultants, and advisors of UHG or its affiliates.
Shares of UHG Class A Common Shares Available for Issuance
The 2023 Plan provides for an aggregate number of UHG Class A Common Shares to be reserved for future issuance, which will be equal to 10% of DHHC Common Shares on a fully diluted basis as of immediately following the Effective Time plus shares subject to outstanding equity awards granted under the Great Southern Homes, Inc. 2023 Equity Incentive Plan that will be converted into equity awards denominated in UHG Class A Common Shares under the 2023 Plan immediately prior to, and contingent, upon, the consummation of the transactions contemplated in the Business Combination Agreement, plus an annual increase on the first day of each fiscal year beginning in 2024 and ending in 2033, equal to the lesser of (A) four (4%) percent of the shares outstanding on the last day of the immediately preceding fiscal year and (B) such smaller number of shares as determined by the UHG board of directors or the Committee (as defined below). Shares subject to an award under the 2023 Plan that are forfeited, cancelled, expire, unexercised or are settled in cash under the 2023 Plan will again become available for awards under the 2023 Plan. UHG Class A Common Shares that are tendered or exchanged by a participant or withheld by UHG as payment in connection with any award under the 2023 Plan, as well as any shares exchanged by a participant or withheld by UHG or any subsidiary thereof to satisfy tax withholding obligations related to any full value award, will become available for subsequent awards under the 2023 Plan. Shares, if any, that are tendered or exchanged by a participant or withheld by UHG as full or partial payment in connection with the exercise of any option or SAR under the 2023 Plan or the payment of any tax withholding obligation related thereto or not issued by UHG in connection with the stock settlement of any SAR will be added to the aggregate number of shares available for awards under the 2023 Plan. Shares, if any, underlying awards that are granted in assumption of, or in substitution for, outstanding awards previously granted by an entity acquired by UHG or with which UHG combines will not be counted against the aggregate number of shares available for awards under the 2023 Plan.
Annual Director Limits
A non-employee director of UHG may not be granted awards in respect of such service as a non-employee director under the 2023 Plan during any calendar year that, when aggregated with such non-employee director’s cash fees received with respect to such calendar year, exceed $750,000 in total value; provided, however, that the non-employee directors who are considered independent (under the rules of the Nasdaq or other securities exchange on which the UHG Class A Common Shares are traded) may make exceptions to this limit for a non-executive chair of the UHG board of directors, if any, in which case the non-employee director receiving such additional compensation may not participate in the decision to award such compensation.
Administration
The 2023 Plan will be administered by a committee of at least two people as the UHG board of directors may appoint, or if no such committee has been appointed by the UHG board of directors, the UHG board of directors (the “Committee”). The Committee may interpret the 2023 Plan and may prescribe, amend and rescind rules and make all other determinations necessary or desirable for the administration of the 2023 Plan.
The 2023 Plan permits the Committee to select the eligible recipients who will receive awards, to determine the terms and conditions of those awards, including but not limited to the exercise price or other purchase price of an award, the number of shares of UHG Class A Common Shares or cash or other property subject to an award, the term of an award and the vesting schedule applicable to an award, and to amend the terms and conditions of outstanding awards. All decisions made by the Committee pursuant to the provisions of the 2023 Plan will be final, conclusive and binding on all persons.
Eligible Participants
Each of the directors, officers, employees, consultants, and advisors (or prospective directors, officers, employees, consultants and advisors) of UHG or any of its affiliates are eligible to participate in the 2023 Plan, provided that they have been selected by the Committee to receive awards under the 2023 Plan.
RSUs and Restricted Stock
RSUs and restricted stock in respect of UHG Class A Common Shares may be granted under the 2023 Plan. The Committee will determine the purchase price, vesting schedule and performance objectives, if any, applicable to the grant of RSUs and restricted stock. If the restrictions, performance objectives or other conditions determined by the Committee are not satisfied, the RSUs and restricted stock will be forfeited. Subject to the provisions of the 2023 Plan and the applicable individual award agreement, the Committee may provide for the lapse of restrictions in installments or the acceleration or waiver of restrictions (in whole or part) under certain circumstances as set forth in the applicable individual award agreement, including the attainment of certain performance goals, a participant’s termination of employment or service under certain circumstances or a participant’s death or disability. The rights of RSU and restricted stock holders upon a termination of employment or service will be set forth in individual award agreements.
Unless the applicable award agreement provides otherwise, participants with restricted stock will generally have all of the rights of a stockholder during the restricted period, including the right to vote and receive dividends declared with respect to such restricted stock, provided, that any dividends declared during the restricted period with respect to such restricted stock will only become payable if the underlying restricted stock vests. During the restricted period, participants with RSUs will generally not have any rights of a stockholder, but, if the applicable individual award agreement so provides, may be credited with dividend equivalent rights that will be paid at the time that shares in respect of the related RSUs are delivered to the participant.

Options
Options to acquire UHG Class A Common Shares may be granted under the 2023 Plan. Options may be in the form of non-qualified options or “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, as set forth in the applicable individual option award agreement. The maximum number of shares that may be granted pursuant to options intended to be incentive stock options under the 2023 Plan is        (      ) (subject to adjustment in accordance with the terms of the 2023 Plan). The exercise price of all options granted under the 2023 Plan will be determined by the Committee, but in no event may the exercise price be less than 100% of the fair market value of the underlying UHG Class A Common Shares on the date of grant (other than options granted in substitution or previously granted awards, as defined in the 2023 Plan). The maximum term of all options granted under the 2023 Plan will be determined by the Committee, but may not exceed 10 years. Each option will vest and become exercisable (including in the event of the optionee’s termination of employment or service) at such time and subject to such terms and conditions as determined by the Committee and set forth in the applicable individual option agreement.
Stock Appreciation Rights
SARs may be granted under the 2023 Plan either alone or in conjunction with all or part of any option granted under the 2023 Plan. A SAR granted under the 2023 Plan entitles its holder to receive, at the time of exercise, an amount per share equal to the excess of the fair market value (at the date of exercise) of a UHG Class A Common Share over the base price of the SAR. A SAR granted in conjunction with all or part of an option under the 2023 Plan entitles its holder to receive, at the time of exercise of the SAR and surrender of the related option, an amount per share equal to the excess of the fair market value (at the date of exercise) of a UHG Class A Common Share over the exercise price of the related option. Each SAR will be granted with a base price that is not less than 100% of the fair market value of the related UHG Class A Common Shares on the date of grant (other than SARs granted in substitution of previously granted awards). The maximum term of all SARs granted under the 2023 Plan will be determined by the Committee, but may not exceed 10 years. The Committee may determine to settle the exercise of a SAR in shares of UHG Common Shares, cash, or any combination thereof.
Each SAR will vest and become exercisable (including in the event of the SAR holder’s termination of employment or service under certain circumstances) at such time and subject to such terms and conditions as determined by the Committee and set forth in in the applicable individual SAR agreement. SARs granted in conjunction with all or part of an option will be exercisable at such times and subject to all of the terms and conditions applicable to the related option.
Stock Bonuses and Cash Awards
The Committee may issue unrestricted UHG Class A Common Shares or other awards denominated in UHG Class A Common Shares, either alone or in tandem with other awards, in such amounts as the Committee may determine in its sole discretion from time to time. Each stock bonus award will be evidenced by an award agreement setting forth the terms and conditions of such awards.
Performance Goals
The Committee may grant equity-based awards and incentives under the 2023 Plan that are subject to the achievement of performance objectives selected by the Committee in its sole discretion, including, without limitation, one or more of the following business criteria: (i) net earnings or net income (before or after taxes); (ii) basic or diluted earnings per share (before or after taxes); (iii) revenue or revenue growth (measured on a net or gross basis); (iv) gross profit or gross profit growth; (v) operating profit (before or after taxes); (vi) return measures (including, but not limited to, return on assets, capital, invested capital, equity, or sales); (vii) cash flow (including, but not limited to, operating cash flow, free cash flow, net cash provided by operations and cash flow return on capital); (viii) financing and other capital raising transactions (including, but not limited to, sales of UHG’s equity or debt securities); (ix) earnings before or after taxes, interest, depreciation and/or amortization; (x) gross or operating margins; (xi) productivity ratios; (xii) share price (including, but not limited to, growth measures and total shareholder return); (xiii) expense targets; (xiv) margins; (xv) productivity and operating efficiencies; (xvi) customer satisfaction; (xvii) customer growth; (xviii) working capital targets; (xix) measures of economic value added; (xx) inventory control; (xxi) enterprise value; (xxii) sales; (xxiii) debt levels and net debt; (xxiv) combined ratio; (xxv) timely launch of new facilities; (xxvi) client retention; (xxvii) employee retention; (xxviii) timely completion of rollouts of new products and services; (xxix) cost targets; (xxx) reductions and savings; (xxxi) productivity and efficiencies; (xxxii) strategic partnerships or transactions; and (xxxiii) personal targets, goals or completion of projects.
Any one (1) or more of the performance criteria may be used on an absolute or relative basis to measure the performance of UHG and/or one or more affiliates as a whole or any business unit(s) of UHG and/or one or more affiliates or any combination thereof, as the Committee may deem appropriate, or any of the above performance criteria may be compared to the performance of a selected group of comparison or peer companies, or a published or special index that the board of directors of UHG, in its sole discretion, deems appropriate, or as compared to various stock market indices. The Committee also has the authority to provide for accelerated vesting of any award based on the achievement of performance goals pursuant to the performance criteria. Any performance criteria that are financial metrics, may be determined in accordance with GAAP or may be adjusted when established to include or exclude any items otherwise includable or excludable under GAAP.
Equitable Adjustments
In the event of (i) any dividend (other than ordinary cash dividends) or other distribution (whether in the form of cash, UHG Class A Common Shares, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, amalgamation, consolidation, spin-off, split-up, split-off, combination, repurchase or exchange of UHG Class A Common Shares or other securities of UHG, issuance of warrants or other rights to acquire UHG Class A Common Shares or other securities of UHG, or other similar corporate transaction or event (including, without limitation, a change in control (as defined below)) that affects the UHG Class A Common Shares, or (ii) unusual or infrequently occurring events (including, without limitation, a change in control) affecting UHG, any affiliate, or the financial statements of UHG or any affiliate, or changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange or inter-dealer quotation system, accounting principles or law, such that in either case an adjustment is determined by the Committee in its sole discretion to be necessary or appropriate, then the Committee shall make any such adjustments in such manner as it may deem equitable, including without limitation any or all of the following: (a) adjusting any or all of (A) the number of UHG Class A Common Shares or other securities of UHG (or number and kind of other securities or other property) that may be delivered in respect of awards or with respect to which awards may be granted under the 2023 Plan, and (B) the terms of any outstanding award, including, without limitation, (1) the number of UHG Class A Common Shares or other securities of UHG (or number and kind of other securities or other property) subject to outstanding awards or to which outstanding awards relate, (2) the exercise price with respect to any award or (3) any applicable performance measures (including, without limitation, performance criteria and performance goals); (b) providing for a substitution or assumption of awards in a manner that substantially preserves the applicable terms of such awards; (c) accelerating the exercisability or vesting of, lapse of restrictions on, or termination of, awards or providing for a period of time for exercise prior to the occurrence of such event; (d) modifying the terms of awards to add events, conditions or circumstances (including termination of employment within a specified period after a change in control) upon which the exercisability or vesting of or lapse of restrictions thereon will accelerate; (e) deeming any performance measures (including, without limitation, performance criteria and performance goals) satisfied at target, maximum or actual performance through closing or such other level determined by the Committee in its sole discretion, or providing for the performance measures to continue (as is or as adjusted by the Committee) after closing; (f) providing that for a period prior to the change in control determined by the Committee in its sole discretion, any options or SARs that would not otherwise become exercisable prior to the change in control will be exercisable as to all UHG Class A Common Shares subject thereto (but any such exercise will be contingent upon and subject to the occurrence of the change in control and if the change in control does not take place after giving such notice for any reason whatsoever, the exercise will be null and void) and that any options or SARs not exercised prior to the consummation of the change in control will terminate and be of no further force and effect as of the consummation of the change in control; and (g) canceling any one or more outstanding awards and causing to be paid to the holders thereof, in cash, UHG Class A Common Shares, other securities or other property, or any combination thereof, the value of such awards.
Change in Control
For purposes of the 2023 Plan, a “change in control” means, in summary, the first to occur of any of the following events: (i) one person or group of persons becomes the beneficial owner, directly or indirectly, of more than 50% of the combined voting power of the then issued and outstanding securities of UHG, whether pursuant to a sale of securities, merger or otherwise, (ii) during any period of not more than two (2) consecutive years, individuals who constitute the board of directors of UHG as of the beginning of the period cease for any reason to constitute at least a majority of the board of directors of UHG or (iii) the consummation of a sale, transfer or other disposition of all or substantially all of the business and assets of UHG, whether by sale of assets, merger or otherwise (determined on a consolidated basis), to one person or group of persons.
Tax Withholding
Each participant will be required to make arrangements satisfactory to the Committee regarding payment of an amount up to the maximum statutory rates in the participant’s applicable jurisdictions with respect to any award granted under the 2023 Plan, as determined by UHG. UHG has the right, to the extent permitted by law, to deduct any such taxes from any payment of any kind otherwise due to the participant. With the approval of the Committee, the participant may satisfy the foregoing requirement by either electing to have UHG withhold from delivery of UHG Class A Common Shares, cash or other property, as applicable, or by delivering already owned unrestricted UHG Class A Common Shares, in each case, having a value not exceeding the applicable taxes to be withheld and applied to the tax obligations. UHG may also use any other method of obtaining the necessary payment or proceeds, as permitted by law, to satisfy its withholding obligation with respect to any award.
Amendment and Termination of the Plan
The 2023 Plan provides UHG’s board of directors with authority to amend, alter or terminate the 2023 Plan, but no such action may impair the rights of any participant with respect to outstanding awards without the participant’s consent. The Committee may amend an award, prospectively or retroactively, but no such amendment may materially impair the rights of any participant without the participant’s consent. Stockholder approval of any such action will be obtained if required to comply with applicable law.
Plan Term
The 2023 Plan will terminate on the 10th anniversary of the date on which DHHC’s shareholders approve the 2023 Plan, although awards granted before that time will remain outstanding in accordance with their terms.
Following the consummation of the Business Combination, UHG intends to file with the SEC a registration statement on Form S-8 covering the UHG Class A Common Shares issuable under the 2023 Plan.
Certain United States Federal Income Tax Aspects
The following is a summary of certain United States federal income tax consequences of awards under the 2023 Plan. It does not purport to be a complete description of all applicable rules, and those rules (including those summarized here) are subject to change.
Options
An optionee generally will not recognize taxable income upon the grant of a non-statutory option. Rather, at the time of exercise of the option, the optionee will recognize ordinary income for income tax purposes in an amount equal to the excess, if any, of the fair market value of the shares purchased over the exercise price. UHG generally will be entitled to a tax deduction at such time and in the same amount, if any, that the optionee recognizes as ordinary income. The optionee’s tax basis in any shares received upon exercise of an option will be the fair market value of the shares on the date of exercise, and if the shares are later sold or exchanged, then the difference between the amount received upon such sale or exchange and the fair market value of such shares on the date of exercise will generally be taxable as long-term or short-term capital gain or loss (if the shares are a capital asset of the optionee) depending upon the length of time such shares were held by the optionee.
Incentive stock options are eligible for favorable federal income tax treatment if certain requirements are satisfied. An incentive stock option must have an option price that is not less than the fair market value of the stock at the time the option is granted, and must be exercisable within 10 years from the date of grant. An employee granted an incentive stock option generally does not realize compensation income for federal income tax purposes upon the grant of the option. At the time of exercise of an incentive stock option, no compensation income is realized by the optionee other than tax preference income for purposes of the federal alternative minimum tax on individual income. If the shares acquired on exercise of an incentive stock option are held for at least two years after grant of the option and one year after exercise, the excess of the amount realized on the sale over the exercise price will be taxed as capital gain. If the shares acquired on exercise of an incentive stock option are disposed of within less than two years after grant or one year of exercise, the optionee will realize taxable compensation income equal to the excess of the fair market value of the shares on the date of exercise or the date of sale, whichever is less, over the exercise price, and any additional amount realized will be taxed as capital gain.
Stock Appreciation Rights
A participant who is granted a SAR generally will not recognize ordinary income upon receipt of the SAR. Rather, at the time of exercise of such SAR, the participant will recognize ordinary income for income tax purposes in an amount equal to the value of any cash received and the fair market value on the date of exercise of any shares received. UHG generally will be entitled to a tax deduction at such time and in the same amount, if any, that the participant recognizes as ordinary income. The participant’s tax basis in any shares received upon exercise of a SAR will be the fair market value of the shares on the date of exercise, and if the shares are later sold or exchanged, then the difference between the amount received upon such sale or exchange and the fair market value of such shares on the date of exercise will generally be taxable as long-term or short-term capital gain or loss (if the shares are a capital asset of the participant) depending upon the length of time such shares were held by the participant.
Restricted Stock
A participant generally will not be taxed upon the grant of restricted stock, but rather will recognize ordinary income in an amount equal to the fair market value of the shares at the time the shares are no longer subject to a “substantial risk of forfeiture” (within the meaning of the Internal Revenue Code). UHG generally will be entitled to a deduction at the time when, and in the amount that, the participant recognizes ordinary income on account of the lapse of the restrictions. A participant’s tax basis in the shares will equal their fair market value at the time the restrictions lapse, and the participant’s holding period for capital gains purposes will begin at that time. Any cash dividends paid on the restricted stock before the restrictions lapse will be taxable to the participant as additional compensation (and not as dividend income). Under Section 83(b) of the Internal Revenue Code, a participant may elect to recognize ordinary income at the time the shares of restricted stock are awarded in an amount equal to their fair market value at that time, notwithstanding the fact that such shares of restricted stock are subject to restrictions and a substantial risk of forfeiture. If such an election is made, no additional taxable income will be recognized by such participant at the time the restrictions lapse, the participant will have a tax basis in the shares equal to their fair market value on the date of grant of their award, and the participant’s holding period for capital gains purposes will begin at that time. UHG generally will be entitled to a tax deduction at the time when, and to the extent that, ordinary income is recognized by such participant.
RSUs
In general, the grant of RSUs (including performance share units) will not result in income for the participant or in a tax deduction for UHG. Upon the settlement of such an award in cash or shares, the participant will recognize ordinary income equal to the aggregate value of the payment received, and UHG generally will be entitled to a tax deduction at the same time and in the same amount. A gain or loss recognized upon a subsequent sale or exchange of the shares (if settled in shares) is treated as capital gain or loss for which UHG will not be entitled to a deduction.
Other Awards
With respect to other awards granted under the 2023 Plan, including stock bonuses, other stock-based awards and cash awards, generally when the participant receives payment with respect to an award, the amount of cash and/or the fair market value of any shares or other property received will be ordinary income to the participant, and UHG generally will be entitled to a tax deduction at the same time and in the same amount.
Section 409A of the Code.   Certain types of awards under the 2023 Plan may constitute, or provide for, a deferral of compensation subject to Section 409A of the Code. Unless certain requirements set forth in Section 409A of the Code are complied with, holders of such awards may be taxed earlier than would otherwise be the case (e.g., at the time of vesting instead of the time of payment) and may be subject to an additional 20% penalty tax (and, potentially, certain interest penalties and additional state taxes). To the extent applicable, the 2023 Plan and awards granted under the plan are intended to be structured and interpreted in a manner intended to either comply with or be exempt from Section 409A of the Code and the Department of Treasury regulations and other interpretive guidance that may be issued under Section 409A of the Code. To the extent determined necessary and appropriate by the Committee, the 2023 Plan and applicable award agreements may be amended to further comply with Section 409A of the Code or to exempt the applicable awards from Section 409A of the Code
Compensation of Covered Employees.   The ability of UHG to obtain a deduction for amounts paid under the 2023 Plan could be limited by Section 162(m) of the Code. Section 162(m) of the Code limits UHG’s ability to deduct compensation, for federal income tax purposes, paid during any year to a “covered employee” (within the meaning of Section 162(m) of the Code) in excess of $1,000,000.
Golden Parachute Payments.   The ability of UHG (or the ability of one of its subsidiaries) to obtain a deduction for future payments under the 2023 Plan could also be limited by the golden parachute rules of Section 280G of the Code, which prevent the deductibility of certain “excess parachute payments” made in connection with a change in control of an employer-corporation.
New Plan Benefits
No awards will be made under the 2023 Plan until after it has been approved by our stockholders. Because all awards under the 2023 Plan are within the discretion of the Committee (as constituted following the Business Combination), neither the number nor the type of future awards under the 2023 Plan to be received by or allocated to particular participants or groups of participants is presently determinable.
Vote Required for Approval
The approval of the Incentive Plan Proposal requires the affirmative vote of a majority of the shares represented in person or by proxy and entitled to vote thereon and who vote at the meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the meeting. The Incentive Plan Proposal is conditioned on the approval of the Business Combination Proposal and the Charter Approval Proposal. Therefore, if the Business Combination Proposal and the Charter Approval Proposal are not approved, the Incentive Plan Proposal will have no effect, even if approved by DHHC’s stockholders.
Recommendation of the DHHC Board
THE DHHC BOARD UNANIMOUSLY RECOMMENDS THAT THE DHHC STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE INCENTIVE PLAN PROPOSAL.

PROPOSAL NO. 7 — THE ADJOURNMENT PROPOSAL
The Adjournment Proposal, if adopted, will allow the DHHC Board to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation of proxies if, based upon the tabulated vote at the time of the Special Meeting, there are not sufficient votes to approve the Business Combination Proposal, the Charter Approval Proposal, the Director Election Proposal, the Nasdaq Proposal or the Incentive Plan Proposal. In no event will the DHHC Board adjourn the Special Meeting or consummate the Business Combination beyond the date by which it may properly do so under the Current Charter and Delaware law.
Consequences if the Adjournment Proposal is not Approved
If the Adjournment Proposal is not approved by DHHC’s stockholders, the DHHC Board may not be able to adjourn the Special Meeting to a later date in the event that there are insufficient votes for the approval of the Business Combination Proposal, the Charter Approval Proposal, the Director Election Proposal, the Nasdaq Proposal or the Incentive Plan Proposal, or we determine that one or more of the closing conditions under the Business Combination Agreement is not satisfied or waived. If DHHC does not consummate the Business Combination and fails to complete an initial business combination during the Combination Window (subject to the requirements of law), DHHC will be required to dissolve and liquidate the Trust Account by returning the then remaining funds in such account to its Public Stockholders.
Vote Required for Approval
The approval of the Adjournment Proposal requires the majority of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting.
Failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, abstentions and broker non-votes will have no effect on the Adjournment Proposal.
The Business Combination is not conditioned upon the approval of the Adjournment Proposal.
The Sponsor has agreed to vote the Founder Shares and any Public Shares owned by it in favor of the Adjournment Proposal, if presented. See “Other Agreements — Sponsor Agreement” for more information.
Recommendation of the DHHC Board
THE DHHC BOARD UNANIMOUSLY RECOMMENDS THAT THE DHHC STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

INFORMATION ABOUT DHHC
In this section, “we,” “us,” “our” or the “Company” refer to DHHC prior to the Business Combination and to the Post-Combination Company following the Business Combination.
Introduction
We are a blank check company incorporated on October 7, 2020 as a Delaware corporation and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses. Our efforts to identify a prospective target business were focused on businesses which are in need of strategic growth capital, will benefit from becoming a publicly listed company or which need to repurchase debt, target strategic acquisitions or require working capital. Prior to executing the Business Combination Agreement, our efforts were limited to organizational activities, completion of our initial public offering and the evaluation of possible business combinations. We have neither engaged in any operations nor generated any revenue to date. Based on our business activities, we are a “shell company” as defined under the Exchange Act because we have no operations and nominal assets consisting almost entirely of cash.
In connection with the Business Combination, we intend to effect (subject to customary terms and conditions, including the closing of the Business Combination) (a) assuming the aggregate upfront consideration payable to GSH common equityholders is $407 million following a downward adjustment for GSH’s estimated closing cash and closing indebtedness of $93 million at the Closing, the issuance of up to 378,817 UHG Class A Common Shares and 37,502,833 UHG Class B Common Shares to the holders of GSH Common Shares pursuant to the Business Combination Agreement and the reservation for issuance of 2,828,350 UHG Class A Common Shares underlying the Rollover Options and Assumed Warrants pursuant to the Business Combination Agreement and (b) the issuance of 4,160,931 UHG Class A Common Shares upon the conversion of DHHC Class B Common Shares, in accordance with the terms of the Current Charter.
Our Sponsor
Our Sponsor, DHP SPAC-II Sponsor LLC, is a Delaware limited liability company affiliated with David T. Hamamoto, our Co-Chief Executive Officer and Chairman, and Antara Capital, each holding approximately 50% of the limited liability company interests of our Sponsor. Mr. Hamamoto previously served as the Chairman and Chief Executive Officer of DiamondPeak, which was a blank check company at the time of its 2019 initial public offering. On October 23, 2020, DiamondPeak completed its initial business combination with Lordstown Motors Corp. (“Lordstown”), a manufacturer of light duty electric trucks. Mr. Hamamoto currently serves as a director of Lordstown. See “Management of DHHC — Directors and Executive Officers” for more information. Other than DHHC, our Sponsor does not sponsor or manage any other SPACs. Antara Capital, founded by Himanshu Gulati in 2018, invests across a wide variety of financial instruments, and is a member of the sponsor groups for multiple SPACs, including DHHC and Slam Corp.
Our Sponsor is currently the record holder of the 8,625,000 Founder Shares. However, David T. Hamamoto has voting and investment discretion with respect to all DHHC Common Shares held by our Sponsor and may thus be deemed to have beneficial ownership of the DHHC Common Shares held directly by our Sponsor. All members of the Sponsor disclaim any beneficial ownership of the common stock held by the Sponsor other than to the extent of any pecuniary interest they may have therein, directly or indirectly.
Roles of Our Sponsor
Our Sponsor shares an identity of interest with some of our directors and officers, since such persons work for both the Sponsor and DHHC in different capacities. Prior to the Initial Public Offering, our Sponsor organized and managed DHHC, including appointing the initial directors and officers of DHHC, and provide the initial capital for DHHC’s operations prior to the Initial Public Offering. Our Sponsor worked with, the underwriter for the Initial Public Offering to prepare for the Initial Public Offering and place the proceeds thereof into the Trust Account. Following the Initial Public Offering, the Sponsor and DHHC management identified potential acquisition target companies for an initial business combination.

Certain Interests of Our Sponsor
On October 21, 2020, our Sponsor acquired 8,625,000 Founder Shares for an aggregate purchase price of $25,000, and in connection with the consummation of the Initial Public Offering, purchased an aggregate of 4,983,999 Private Placement Warrants at a price of $1.50 per warrant and the Anchor Investors have purchased an aggregate of 949,334 Private Placement Warrants at a price of $1.50 per warrant.
The Sponsor has also agreed to forfeit (i) 2,577,691 Founder Shares and (ii) 50% of the Private Placement Warrants held by it upon the Closing. As of the date of this proxy statement/prospectus, each of the Anchor Investors have sold or redeemed all of their Public Shares; as a result, and in accordance with the terms of the Subscription Agreements, the Anchor Investors will be allocated from the Sponsor up to approximately 161,000 Founder Shares for a purchase price of $0.003 per share and at an aggregate approximate purchase price of $483 upon the Closing. Additionally, upon the Closing, approximately up to 85,960 Sponsor Earnout Shares and 242,294 Founder Shares may be allocated to third parties (including our Anchor Investors pursuant to the terms of the Subscription Agreements entered into by DHHC, the Sponsor and Anchor Investors in connection with the Initial Public Offering). See “DHHC Management’s Discussion and Analysis of Financial Condition and Results of Operations — Related Party Transactions.” The Founder Shares and Private Placement Warrants would become worthless if DHHC does not consummate a business combination within the Combination Window.
Given these and other arrangements, agreements or understanding involving the Sponsor, the Sponsor may have interests that are different from or in addition to (and which may conflict with) those of Public Stockholders in determining whether to proceed with the Business Combination. See “DHHC Management’s Discussion and Analysis of Financial Condition and Results of Operations — Related Party Transactions”, “Other Agreements”, “The Business Combination — Interests of DHHC’s Directors and Executive Officers in the Business Combination” and “Risk Factors — Risks Related to the Business Combination” for additional information.
Redemption Rights for Holders of Public Shares
We are providing our Public Stockholders with the opportunity to redeem all or a portion of their Public Shares upon the completion of the Business Combination at a per share price, payable in cash, equal to (i) the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes, divided by (ii) the number of then outstanding Public Shares, subject to the limitations described herein. The amount in the Trust Account as of           , 2023 is anticipated to be $      per Public Share. There will be no redemption rights upon the completion of the Business Combination with respect to our warrants. The redemption rights will include the requirement that any beneficial owner on whose behalf a redemption right is being exercised must identify itself in order to validly redeem its shares. Our Sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to any Founder Shares and Public Shares held by them in connection with the completion of the Business Combination.
Limitation on Redemption Rights
Notwithstanding the foregoing redemption rights, our Current Charter provides that a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights with respect to more than an aggregate of 15% of the Public Shares without our prior consent, which we refer to as the “15% threshold.” Accordingly, all Public Shares in excess of the 15% threshold beneficially owned by a Public Stockholder or group will not be redeemed for cash.
We believe this restriction will discourage stockholders from accumulating large blocks of shares, and subsequent attempts by such stockholders to use their ability to exercise their redemption rights against the Business Combination as a means to force us or our affiliates to purchase their shares at a significant premium to the then-current market price or on other undesirable terms. Absent this provision, a Public Stockholder holding more than an aggregate of 15% of the Public Shares could threaten to exercise its redemption rights against the Business Combination if such Public Stockholder’s shares are not purchased by us or our affiliates at a premium to the then-current market price or on other undesirable terms. By limiting our stockholders’ ability to redeem no more than 15% of the Public Shares, we believe we will limit the ability of a small group of stockholders to unreasonably attempt to block our ability to complete a business combination, particularly in connection with a Business Combination with a target that requires as a closing condition that we have a minimum net worth or a certain amount of cash. However, we will not be restricting our stockholders’ ability to vote all of their shares (including such shares in excess of the 15% threshold) for or against the Business Combination.
Submission of Business Combination to a Stockholder Vote
The Special Meeting to which this filing relates is to solicit your approval of the Business Combination. Unlike many other blank check companies, DHHC’s Public Stockholders are not required to vote against the Business Combination in order to exercise their redemption rights. If the Business Combination is not completed, the Public Stockholders who elected to exercise their redemption rights will not be entitled to receive such payments. Our Sponsor, directors and officers have agreed to vote their Founder Shares and any Public Shares purchased during or after the Initial Public Offering in favor of approving the Business Combination.
Permitted Purchases of Our Securities
Our Sponsor, directors, officers or any of their respective affiliates may purchase Public Shares or Public Warrants or a combination thereof in privately negotiated transactions or in the open market either prior to or following the completion of the Business Combination. There is no limit on the number of shares our Initial Stockholders, Sponsor, directors, officers or any of their respective affiliates may purchase in such transactions, subject to compliance with applicable law and Nasdaq rules. Except as contemplated by the Financing Commitment Letter, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase Public Shares or Public Warrants in such transactions. If our Sponsor, directors, officers or any of their respective affiliates engage in such transactions, they will be restricted from making any such purchases when they are in possession of any material non-public information not disclosed to the seller or if such purchases are prohibited by Regulation M under the Exchange Act.
In the event that our Sponsor, directors, officers or any of their respective affiliates purchase Public Shares in privately negotiated transactions from Public Stockholders who have already elected to exercise their redemption rights, such selling Public Stockholders would be required to revoke their prior elections to redeem their shares. We do not currently anticipate that such purchases, if any, would constitute a tender offer subject to the tender offer rules under the Exchange Act or a going-private transaction subject to the going-private rules under the Exchange Act; however, if the purchasers determine at the time of any such purchases that the purchases are subject to such rules, the purchasers will comply with such rules.
The purpose of any such purchases of shares could be to (i) vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval of the Business Combination or (ii) to satisfy the Minimum Cash Condition, where it appears that such requirement would otherwise not be met. The purpose of any such purchases of Public Warrants could be to reduce the number of Public Warrants outstanding or to vote such warrants on any matters submitted to the warrant holders for approval in connection with our initial business combination. Any such purchases of our securities may result in the completion of the Business Combination that may not otherwise have been possible.
In addition, if such purchases are made, the public “float” of DHHC Class A Common Shares or Public Warrants may be reduced and the number of beneficial holders of our securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.
Our Sponsor, officers, directors and/or any of their respective affiliates anticipate that they may identify the stockholders with whom our Sponsor, officers, directors and/or any of their respective affiliates may pursue privately negotiated purchases by either the stockholders contacting us directly or by our receipt of redemption requests submitted by stockholders (in the case of DHHC Class A Common Shares) following our mailing of proxy materials in connection with the Business Combination. To the extent that our Sponsor, officers, directors and/or any of their respective affiliates enter into a private purchase, they would identify and contact only potential selling Public Stockholders who have expressed their election to redeem their shares for a pro rata share of the Trust Account or vote against the Business Combination, whether or not such Public Stockholder has already submitted a proxy with respect to the Business Combination, but only if such Public Shares have not already been voted at the stockholder meeting related to the Business Combination. Our Sponsor, officers, directors and/or any of their respective affiliates will select which Public Stockholders to purchase shares from based on a negotiated price and number of shares and any other factors that they may deem relevant. The price per share paid in any such transaction may be different than the amount per share a Public Stockholder would receive if it elected to redeem its shares in connection with our initial business combination. Our Sponsor, officers, directors and/or any of their respective affiliates will only purchase shares if such purchases comply with Regulation M under the Exchange Act and the other federal securities laws. Any purchases by our Sponsor, officers, directors and/or any of their respective affiliates who are affiliated purchasers under Rule 10b-18 under the Exchange Act will only be made to the extent such purchases are made in compliance with Rule 10b-18, which is a safe harbor from liability for manipulation under Section 9(a)(2) and Rule 10b-5 of the Exchange Act. Rule 10b-18 has certain technical requirements that must be complied with in order for the safe harbor to be available to the purchaser. Our Sponsor, officers, directors, and/or any of their affiliates will be restricted from making purchases of shares if the purchases would violate Section 9(a)(2) of, or Rule 10b-5 under, the Exchange Act. We expect any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchases are subject to such reporting requirements.
Redemption of Public Shares and Liquidation if no Business Combination
On January 25, 2023, at the Extension Meeting, DHHC stockholders approved the extension of the expiration of the Combination Window from January 28, 2023 to July 28, 2023. In connection with the Extension Meeting, DHHC stockholders holding 30,058,968 Public Shares exercised their right to redeem their shares for a pro rata portion of the funds in the Trust Account. As a result, approximately $304 million (approximately $10.12 per Public Share) was removed from the Trust Account to pay such redeeming holders and approximately $45 million remained in the Trust Account. If we are unable to complete a business combination by July 28, 2023, we may seek a stockholder vote to approve an amendment to the Current Charter to extend the Combination Window, and failing that, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (net of permitted withdrawals and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject, in each case, to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless if we fail to complete the Business Combination within the aforementioned period.
Our Sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have waived their rights to liquidating distributions from the Trust Account with respect to any Founder Shares held by them if we fail to complete the Business Combination during the Combination Window. However, if our Sponsor, directors and officers acquire Public Shares after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if we fail to complete the Business Combination by the expiration of the Combination Window. For discussion of any such transactions, please refer to the section entitled “Certain Relationships and Related Party Transactions.”
Pursuant to a letter agreement with us, our Sponsor, officers and directors have agreed, that they will not propose any amendment to our Current Charter that would modify (i) the substance or timing of our obligation to redeem 100% of our Public Shares if we do not complete the Business Combination by the expiration of the Combination Window or (ii) the other provisions relating to stockholders’ rights or pre-initial business combination activities, unless we provide our Public Stockholders with the opportunity to redeem their Public Shares upon approval of any such amendment at a per share price, payable in cash, equal to (i) the aggregate amount then on deposit in the Trust Account, including interest and not previously released to us to pay our taxes divided by (ii) the number of then outstanding Public Shares. However, we may not redeem our Public Shares in an amount that would cause our net tangible assets to be less than $5,000,001 upon completion of the Business Combination (so that we are not subject to the SEC’s “penny stock” rules). If this optional redemption right is exercised with respect to an excessive number of Public Shares such that we cannot satisfy the net tangible asset requirement, we would not proceed with the amendment or the related redemption of our Public Shares at such time.
We expect that all costs and expenses associated with implementing our plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of proceeds held outside the Trust Account (which was approximately $11,000 as of September 30, 2022), although there is no assurance that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing our plan of dissolution, to the extent that there is any interest accrued in the Trust Account not required to pay taxes on interest income earned on the Trust Account balance, we may request the trustee to release to us an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.
If we were to expend all of the net proceeds of the Initial Public Offering and the sale of the Private Placement Warrants, other than the proceeds deposited in the Trust Account, and without taking into account interest, if any, earned on the Trust Account and any tax payments of expenses for the dissolution of the trust, the per share redemption amount received by stockholders upon our dissolution would be approximately $10.00. The proceeds deposited in the Trust Account could, however, become subject to the claims of our creditors, which would have higher priority than the claims of our Public Stockholders. There is no assurance that the actual per share redemption amount received by stockholders will not be substantially less than $10.00. Under Section 281(b) of the DGCL, our plan of dissolution must provide for all claims against us to be paid in full or make provision for payments to be made in full, as applicable, if there are sufficient assets. These claims must be paid or provided for before we make any distribution of our remaining assets to our stockholders. While we intend to pay such amounts, if any, there is no assurance that we will have funds sufficient to pay or provide for all creditors’ claims.
Although we have sought and will continue to seek to have all vendors, service providers (other than our independent registered public accounting firm), prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest and claim of any kind in or to any monies held in the Trust Account for the benefit of our Public Stockholders, such parties may not execute such agreements or even if they execute such agreements they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative. Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. Marcum LLP will not execute an agreement with us waiving such claims to the monies held in the Trust Account.
In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. In order to protect the amounts held in the Trust Account, our Sponsor will indemnify us if and to the extent any claims by a third party (other than our independent registered public accounting firm) for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amount of funds in the

Trust Account to below: (i) $10.00 per Public Share or (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the trust account, if less than $10.00 per Public Share due to reductions in the value of the trust assets, in each case net of permitted withdrawals, except as to any claims by a third party that executed a waiver of any and all rights to the monies held in the trust account (whether any such waiver is enforceable) and except as to any claims under our indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, then our Sponsor will not be responsible to the extent of any liability for such third-party claims. We have not independently verified whether our Sponsor has sufficient funds to satisfy its indemnity obligations and believe that our Sponsor’s only assets are securities of our company and, therefore, our Sponsor may not be able to satisfy those obligations. We have not asked our Sponsor to reserve for such obligations. Therefore, we cannot assure you that our Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for the Business Combination and redemptions could be reduced to less than $10.00 per Public Share. In such event, we may not be able to complete the Business Combination, and you would receive such lesser amount per share in connection with any redemption of your Public Shares. None of our officers will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.
In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.00 per Public Share or (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in value of the trust assets, in each case net of permitted withdrawals, and our Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against our Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment may choose not to do so if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. We have not asked our Sponsor to reserve for such indemnification obligations and there is no assurance that our Sponsor would be able to satisfy those obligations. Accordingly, there is no assurance that due to claims of creditors the actual value of the per share redemption price will not be less than $10.00 per Public Share.
We seek to reduce the possibility that our Sponsor has to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than our independent registered public accounting firm), prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. Our Sponsor will also not be liable as to any claims under our indemnity of the underwriters of our Initial Public Offering against certain liabilities, including liabilities under the Securities Act. We had access to approximately $11,000 of proceeds remaining from the Initial Public Offering (as of September 30, 2022) with which to pay any such potential claims (including costs and expenses incurred in connection with our liquidation currently estimated to be no more than approximately $100,000).
In the event that we liquidate and it is subsequently determined that the reserve for claims and liabilities is insufficient, stockholders who received funds from our Trust Account could be liable for claims made by creditors.
Under the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of our Trust Account distributed to our Public Stockholders upon the redemption of our Public Shares in the event we do not complete an initial business combination by the expiration of the Combination Window may be considered a liquidating distribution under Delaware law. Delaware law provides that if a corporation complies with certain procedures set forth in Section 280 of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution.
Furthermore, if the pro rata portion of our Trust Account distributed to our Public Stockholders upon the redemption of our Public Shares in the event we do not complete an initial business combination within the Combination Window, is not considered a liquidating distribution under Delaware law and such redemption distribution is deemed to be unlawful, then pursuant to Section 174 of the DGCL, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidating distribution. If we are unable to complete an initial business combination within the Combination Window, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the Public Shares, at a per share price, payable in cash, equal to (a) the aggregate amount then on deposit in the Trust Account including interest (net of permitted withdrawals and up to $100,000 of interest to pay dissolution expenses), divided by (b) the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders of DHHC (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. Accordingly, it is our intention to redeem our Public Shares as soon as reasonably possible following the expiration of the Combination Window and, therefore, we do not intend to comply with those procedures. As such, our stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of our stockholders may extend well beyond the third anniversary of such date.
Because we will not be complying with Section 280, Section 281(b) of the DGCL requires us to adopt a plan, based on facts known to us at such time that will provide for our payment of all existing and pending claims or claims that may be potentially brought against us within the subsequent 10 years.
However, because we are a blank check company, rather than an operating company, and our operations are limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from our vendors (such as lawyers, investment bankers, etc.) or prospective target businesses. As described above, pursuant to the obligation contained in our underwriting agreement, we have sought and will continue to seek to have all vendors, service providers (other than our independent registered public accounting firm), prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account. As a result of this obligation, the claims that could be made against us are significantly limited and the likelihood that any claim that would result in any liability extending to the Trust Account is remote.
Further, our Sponsor may be liable only to the extent necessary to ensure that the amounts in the Trust Account are not reduced below (i) $10.00 per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share, due to reductions in value of the trust assets, in each case net of the amount of interest withdrawn to pay taxes and will not be liable as to any claims under our indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, our Sponsor will not be responsible to the extent of any liability for such third-party claims.
If we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy claims deplete the Trust Account, there is no assurance that we will be able to return $10.00 per share to our Public Stockholders. Additionally, if we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover some or all amounts received by our stockholders. Furthermore, our board of directors may be viewed as having breached its fiduciary duty to our creditors and/or may have acted in bad faith, thereby exposing itself and our company to claims of punitive damages, by paying Public Stockholders from the Trust Account prior to addressing the claims of creditors. There is no assurance that claims will not be brought against us for these reasons.
Our Public Stockholders will be entitled to receive funds from the Trust Account only (i) in the event of the redemption of our Public Shares if we do not complete an initial business combination within the Combination Window, subject to applicable law, (ii) in connection with a stockholder vote to approve an amendment to our Current Charter to modify the substance or timing of our obligation to redeem 100% of our Public Shares if we have not consummated an initial business combination within the Combination Window or with respect to any other provisions relating to stockholders’ rights or pre-initial business combination activity or (iii) upon our completion of an initial business combination, and then only in connection with those Public Shares that such stockholder properly elected to redeem, subject to the limitations described herein. In no other circumstances will a stockholder have any right or interest of any kind to or in the Trust Account. In the event we seek stockholder approval in connection with the Business Combination, a stockholder’s voting in connection with an initial business combination alone will not result in a stockholder’s redeeming its shares to us for an applicable pro rata portion of the Trust Account. Such stockholder must have also exercised its redemption rights as described above. These provisions of our Current Charter, like all provisions of our Current Charter, may be amended with a stockholder vote.
Voting Restrictions in Connection with the Special Meeting
The Sponsor, pursuant to the terms of the Sponsor Agreement, and DHHC’s directors and officers have agreed to vote any Founder Shares held by each such person and any Public Shares purchased during or after the Initial Public Offering in favor of each of the proposals presented at the Special Meeting. See “Other Agreements — Sponsor Agreement” for more information. The Initial Stockholders own approximately 20% of the outstanding DHHC Common Shares entitled to vote thereon. The quorum and voting thresholds at the Special Meeting and the Sponsor Agreement may make it more likely that DHHC will consummate the Business Combination.
Facilities
We currently maintain our principal executive offices at 250 Park Ave. 7th Floor, New York, New York 10177, and our telephone number is (212) 572-6260. The cost for this space is included in the $10,000 per-month aggregate fee our Sponsor charges us for general and administrative services. We consider our current office space, combined with the other office space otherwise available to our executive officers, adequate for our current operations. Upon completion of the Business Combination or our liquidation, we will cease paying these monthly fees.
No compensation of any kind, including finder’s and consulting fees, will be paid by DHHC to our Sponsor, officers, directors or any of our or their respective affiliates, for services rendered prior to or in connection with the completion of the Business Combination. However, these individuals will be reimbursed for any out-of-pocket expenses related to identifying and investigation potential target businesses and completing the Business Combination. Our audit committee will review on a quarterly basis all payments that were made by us to our Sponsor, officers, directors, or our or any of their affiliates.
Employees
We currently have three officers and do not intend to have any full-time employees prior to the completion of the Business Combination. Members of our management team are not obligated to devote any specific number of hours to our matters, but they intend to devote as much of their time as they deem necessary to our affairs until we have completed the Business Combination. The amount of time they will devote in any time period will vary based on the current stage of the Business Combination process.
Legal Proceedings
In 2021, several class actions and derivative lawsuits were filed in connection with the DiamondPeak- Lordstown Motors merger and claims relating to Lordstown vehicle pre-orders and production timeline; seven in federal court in Ohio, four in federal court in Delaware and four in chancery court in Delaware.

Mr. Hamamoto and Mr. Feldman are each named as an individual defendant in certain of these lawsuits. The lawsuits, which are described in more detail below, generally share a factual nexus, and allege securities law violations and other claims against all defendants, including Mr. Hamamoto and Mr. Feldman. Mr. Hamamoto and Mr. Feldman dispute all such allegations and are defending vigorously against the lawsuits.
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Six related putative securities class action lawsuits have been filed against Lordstown and certain of its current and former officers and directors, including Mr. Hamamoto and Mr. Feldman, and former DiamondPeak Holdings Corp. (“DiamondPeak”) directors in the U.S. District Court for the Northern District of Ohio. The matters have been consolidated. The amended complaint asserts violations of federal securities laws under Section 10(b), Section 14(a), Section 20(a), and Section 20A of the Exchange Act and Rule 10b-5 thereunder against Lordstown and certain of its current and former officers and directors. The complaint generally alleges that Lordstown and individual defendants made materially false and misleading statements relating to vehicle pre-orders and production timeline. The complaint purports to seek monetary damages in an indeterminate amount and costs and expenses, including attorneys’ fees.

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Four related stockholder derivative lawsuits have been filed against certain of Lordstown’s officers and directors, including Mr. Hamamoto and Mr. Feldman, former DiamondPeak directors, and against Lordstown as a nominal defendant in the U.S. District Court for the District of Delaware. The actions have been consolidated. The amended complaint asserts violations of Section 10(b), Section 14(a), Section 20(a) and Section 21D of the Exchange Act and Rule 10b-5 thereunder, breach of fiduciary duties, insider selling, and unjust enrichment, all relating to vehicle pre-orders, production timeline, and the merger with DiamondPeak. The complaint purports to seek corporate governance reform, monetary damages in an indeterminate amount and costs and expenses, including attorneys’ fees.

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Another related stockholder derivative lawsuit has been filed in U.S. District Court for the Northern District of Ohio asserting violations of Section 10(b), Section 14(a), Section 20(a) and Section 21D of the Exchange Act and Rule 10b-5 thereunder, breach of fiduciary duties, unjust enrichment, abuse of control, gross mismanagement, and waste, based on similar facts as the consolidated derivative action in the District Court of Delaware. The complaint purports to seek corporate governance reform, monetary damages in an indeterminate amount and costs and expenses, including attorneys’ fees.

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Two other related stockholder derivative lawsuits have been filed in the Delaware Court of Chancery asserting breach of fiduciary duties, insider selling, and unjust enrichment, based on similar facts as the federal derivative actions. The complaints purports to seek monetary damages in an indeterminate amount and costs and expenses, including attorneys’ fees.

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In addition, two putative class action lawsuits were filed against former DiamondPeak directors, including Mr. Hamamoto, and DiamondPeak Sponsor LLC in the Delaware Court of Chancery. The plaintiffs purport to represent a class of investors in DiamondPeak and assert breach of fiduciary duty claims based on allegations that the defendants made or failed to prevent alleged misrepresentations regarding vehicle pre-orders and production timeline, and that but for those allegedly false and misleading disclosures, the plaintiffs would have exercised a right to redeem their shares prior to the de-SPAC transaction. The complaints purports to seek monetary damages in an indeterminate amount and costs and expenses, including attorneys’ fees.

Other than as disclosed in the above, there is no material litigation, arbitration or governmental proceeding currently pending against us or any members of our management team in their capacity as such.

MANAGEMENT OF DHHC
In this section “we,” “us,” “our” or the “Company” refer to DHHC prior to the Business Combination and to the Post-Combination Company following the Business Combination.
Directors and Executive Officers
DHHC’s current directors and executive officers are as follows:
Name	Age	Title
David T. Hamamoto	62	Chairman and Co-Chief Executive Officer
Michael Bayles	39	Director and Co-Chief Executive Officer
Judith A. Hannaway	70	Director
Jonathan A. Langer	52	Director
Charles W. Schoenherr	62	Director
Keith Feldman	46	Chief Financial Officer
David T. Hamamoto.   Mr. Hamamoto, our Chairman and Co-Chief Executive Officer, is the Founder of Diamond Head Partners, LLC, a privately-held investment firm focused on operationally hands-on opportunistic investing across a range of strategies, which he established in 2017. He is also a director and chairman of the nominating and corporate governance committee of Lordstown since October 2020 and previously served as the Chairman and Chief Executive Officer of DiamondPeak, a special purpose acquisition company, from November 2018 through October 2020. Previously, he served as Executive Vice Chairman of Colony NorthStar (now Colony Capital (NYSE:CLNY)), a real estate and investment management firm, from January 2017 through January 2018. The NorthStar companies, which he founded, were sold to Colony Capital in January 2017. Prior to the sale, Mr. Hamamoto was Executive Chairman of NSAM since 2015, having previously served as its Chairman and Chief Executive Officer from 2014 until 2015. Mr. Hamamoto was the Chairman of the board of directors of NRF (NYSE:NRF), a real estate investment trust, from 2007 to January 2017 and served as one of its directors from 2003 to January 2017. Mr. Hamamoto previously served as NRF’s Chief Executive Officer from 2004 until 2015 and President from 2004 until 2011. Mr. Hamamoto was Chairman of the board of directors of NorthStar Realty Europe Corp. from 2015 to January 2017. In 1997, Mr. Hamamoto co-founded NorthStar Capital Investment Corp., the predecessor to NorthStar Realty Finance, for which he served as Co-Chief Executive Officer until 2004. Prior to NorthStar, Mr. Hamamoto was a partner and co-head of the Real Estate Principal Investment Area at Goldman, Sachs & Co. During Mr. Hamamoto’s tenure at Goldman, Sachs & Co., he initiated the firm’s effort to build a real estate principal investment business under the auspices of the Whitehall Funds. Between April and July 2018, several class actions (and two derivative lawsuits) were filed in connection with the Colony-NorthStar merger and the merged company’s performance thereafter: three in federal court in California, three in state court in California, and two in state court in Maryland. Mr. Hamamoto is named as an individual defendant in each of these lawsuits. The lawsuits generally share a factual nexus, and allege securities law violations and other claims against all defendants, including Mr. Hamamoto. Presently, only one federal and one (consolidated) state case are pending. Mr. Hamamoto disputes all such allegations and is defending vigorously against the lawsuits. In 2021, several class actions and derivative lawsuits were filed in connection with the DiamondPeak-Lordstown Motors merger and claims relating to Lordstown vehicle pre-orders and production timeline; seven in federal court in Ohio, four in federal court in Delaware and four in chancery court in Delaware. Mr. Hamamoto is named as an individual defendant in certain of these lawsuits. The lawsuits generally share a factual nexus, and allege securities law violations and other claims against all defendants, including Mr. Hamamoto. Mr. Hamamoto disputes all such allegations and is defending vigorously against the lawsuits. Mr. Hamamoto received a B.S. from Stanford University and an M.B.A. from the Wharton School of Business at the University of Pennsylvania. He is well qualified to serve as a director due to his extensive real estate, investment and operational experience.
Michael Bayles.   Mr. Bayles, one of our directors and Co-Chief Executive Officer, currently serves as Chief Executive Officer and a director of EVO Transportation & Energy Services, Inc. Mr. Bayles previously served as a director and chief restructuring officer from October 2020 to March 2021 and restructuring advisor from May 2020 to October 2020. Mr. Bayles served as a vice president of investments of Slam Corp., a special purpose acquisition company, from March 2021 through September 2022. Mr. Bayles previously served as an analyst at Antara Capital LP from May 2018 until May 2020, and as a credit analyst at GLG Partners from May 2016 to December 2017. Prior to GLG Partners, Mr. Bayles was a vice president at Avenue Capital Group from September 2008 to April 2016. Mr. Bayles started his career as an investment banking analyst at J.P. Morgan and then a restructuring analyst at Lazard. Mr. Bayles has a bachelor’s degree in economics from the Wharton School of the University of Pennsylvania.
Judith A. Hannaway.   Ms. Hannaway is one of our directors and currently acts as a consultant to various financial institutions. Ms. Hannaway previously served as a director of DiamondPeak. Prior to this, until 2004, Ms. Hannaway was employed by Scudder Investments, a wholly-owned subsidiary of Deutsche Bank Asset Management, as a Managing Director. Ms. Hannaway joined Scudder Investments in 1994 and was responsible for Special Product Development including closed-end funds, offshore funds and REIT funds. Prior to joining Scudder Investments, Ms. Hannaway was employed by Kidder Peabody as a Senior Vice President in Alternative Investment Product Development. She joined Kidder Peabody in 1980 as a Real-Estate Product Manager. Ms. Hannaway has served as an independent director of Fortress Transportation & Infrastructure LLC since 2018, and previously served as the lead independent director of NorthStar Realty Europe Corp. (NYSE: NRE) from 2015 to 2019, NorthStar Realty Finance Corp. (NYSE: NRF) from 2004 to 2017 and NSAM from 2014 to 2017. Additionally Ms. Hannaway served as chairperson of the independent committee of NRE, negotiating and overseeing its sale and assimilation into AXA in 2019. Ms. Hannaway holds a Bachelor of Arts from Newton College of the Sacred Heart and a Master of Business Administration from Simmons College Graduate Program in Management. She is well qualified to serve as a director due to her extensive investment, financial and public company experience.
Jonathan A. Langer.   Jonathan A. Langer is one of our directors and currently serves as a Managing Member of Fireside Investments, LLC, a private investment firm that Mr. Langer founded in 2012. Mr. Langer is a member of the Board of Directors of KKR Real Estate Finance Trust Inc. (NYSE: KREF), which he joined in May 2017. Mr. Langer is also currently a member of the Board of Directors of International Market Centers, Inc., which he joined in September of 2017. Mr. Langer previously served as Chief Executive Officer and President of NorthStar Realty Finance Corp. (NYSE: NRF) from August 2015 to March 2017, when NorthStar Realty Finance Corp. merged with Colony Capital, Inc. and NorthStar Asset Management Group Inc. He also previously served as Executive Vice President of NorthStar Asset Management Group from August 2015 to March 2017, a position he maintained as a co-employee with NorthStar Realty Finance Corp. Mr. Langer was an Operating Partner and Consultant at Bain Capital from March 2010 to March 2012, where he worked in its private equity area. From 1994 to 2010, Mr. Langer was employed at Goldman, Sachs & Co., where he worked as a Partner in its Real Estate Principal Investment Area (REPIA). His responsibilities included overseeing REPIA’s North American real estate and global lodging investment efforts. Mr. Langer previously served on the boards of Icon Parking, Westin Hotels and Resorts, Kerzner International Resorts, Inc., Hilton Hotels & Resorts, Strategic Hotels & Resorts, Inc. and Morgans Hotel Group. Mr. Langer received a B.S. in Economics from the Wharton School at the University of Pennsylvania. Mr. Langer is qualified to serve as a director due to his expertise in and knowledge of real estate investment and finance industries and his extensive experience in management and director roles in public and private companies.
Charles W. Schoenherr.   Mr. Schoenherr is one of our directors and currently serves as Managing Director of Waypoint Residential, LLC, which invests in multifamily properties in the Sunbelt. He has served in this capacity since January 2011 and is responsible for sourcing acquisition opportunities and raising capital. Mr. Schoenherr previously served on the Board of Directors of Colony Capital from January 2017 through June 2020. Prior to serving on Colony Capital’s board, Mr. Schoenherr served on the Board of Directors of NorthStar Realty Finance Corp., NorthStar Realty Europe Corp. and NorthStar Real Estate Income II, Inc., positions he had held from June 2014, October 2015 and December 2012, respectively. Mr. Schoenherr also previously served on the Board of Directors of NorthStar Real Estate Income Trust, Inc. from January 2010 to October 2015. From June 2009 until January 2011, Mr. Schoenherr served as President of Scout Real Estate Capital, LLC, a full-service real estate firm that focuses on acquiring, developing and operating hospitality assets, where he was responsible for managing the company’s properties and originating new acquisition and asset management opportunities. Between September 1997 and October 2008, Mr. Schoenherr served as Senior Vice President and Managing Director of Lehman Brothers’ Global Real Estate Group, where he was responsible for originating debt, mezzanine and equity transactions on all major property types throughout the United States. During his career he has also held senior management positions with GE Capital Corporation, GE Investments, Inc. and KPMG LLP, where he also practiced as a certified public accountant. Mr. Schoenherr currently serves on the Board of Trustees of Iona College and is on its Real Estate and Investment Committees. Mr. Schoenherr holds a Bachelor of Business Administration in Accounting from Iona College and a Master of Business Administration in Finance from the University of Connecticut. Mr. Schoenherr’s expertise in and knowledge of real estate investment and finance industries, including extensive experience originating debt, mezzanine and equity transactions, qualify him to serve as a director.
Keith Feldman.   Mr. Feldman is our Chief Financial Officer since inception and was one of our directors from inception until his resignation from our board on August 2, 2022. Mr. Feldman’s resignation from the DHHC Board did not result from any disagreement with us. Mr. Feldman currently serves as a director and the chairman of the audit committee of Lordstown, an electric vehicle (EV) innovator focused on developing high-quality, light-duty work vehicles, a position he has held since October 2002, and previously served as the Chief Financial Officer and Treasurer of NorthStar Realty Europe Corp. (NYSE: NRE), a NYSE listed REIT focused on European commercial real estate properties from May 2017, through the acquisition by AXA Investment Managers-Real Assets, in September 2019. Mr. Feldman served as a managing director of Colony Capital, Inc., from January 2017 to October 2019 and served as a managing director of NorthStar Asset Management Group Inc., a predecessor company of Colony Capital, Inc. from July 2014 to January 2017, as a managing director of NorthStar Realty Finance Corp. from January 2014 to July 2014 and as a director of NorthStar Realty Finance Corp. from January 2012 to December 2013. In each of these roles, Mr. Feldman’s responsibilities included capital markets, corporate finance, and investor relations. Earlier in his career, Mr. Feldman held various financial positions at NorthStar Realty Finance Corp., Goldman Sachs, J.P. Morgan Chase and KPMG LLP. Mr. Feldman received a Bachelor of Science in accounting from Binghamton University. Mr. Feldman is a CFA charterholder and a CPA. In 2021, several class actions and derivative lawsuits were filed in connection with the DiamondPeak-Lordstown Motors merger and claims relating to Lordstown vehicle pre-orders and production timeline: one in federal court in Ohio, four in federal court in Delaware and two in chancery court in Delaware. Mr. Feldman is named as an individual defendant in each of these lawsuits. The lawsuits generally share a factual nexus, and allege securities law violations and other claims against all defendants, including Mr. Feldman. Mr. Feldman disputes all such allegations and is defending vigorously against the lawsuits.
Number and Terms of Office of Officers and Directors
We currently have five directors. Our board of directors is divided into three classes with only one class of directors being appointed in each year, and with each class (except for those directors appointed prior to our first annual general meeting) serving a three-year term. In accordance with NASDAQ corporate governance requirements, we are not required to hold an annual general meeting until one year after our first fiscal year end following our listing on NASDAQ. The term of office of the first class of directors, consisting of Ms. Hannaway and Mr. Langer, will expire at our first annual general meeting. The term of office of the second class of directors, consisting of Mr. Schoenherr, will expire at our second annual general meeting. The term of office of the third class of directors, consisting of Mr. Hamamoto and Mr. Bayles, will expire at our third annual general meeting. Our officers are appointed by, and serve at the discretion of, the DHHC Board, rather than for specific terms of office. The DHHC Board is authorized to appoint persons to the offices set forth in our bylaws as it deems appropriate. Our Current Bylaws provide that our officers may consist of a Chairman of the Board, an Chief Executive Officer, a Chief Financial Officer, Presidents, Vice Presidents, a Secretary, Assistant Secretaries, a Treasurer and such other offices as may be determined by the DHHC Board.
Director Independence
Nasdaq listing standards require that a majority of our board of directors be independent within one year of our initial public offering and that the Business Combination be approved by a majority of our independent directors. Although there is an exception for “controlled companies” such as us, we do not intend to rely on such exemption. A majority of our board of directors are “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules. Our audit committee is entirely composed of independent directors meeting Nasdaq’s additional requirements applicable to members of the audit committee. Our independent directors have regularly scheduled meetings at which only independent directors are present.
Executive Officer and Director Compensation
None of our officers or directors has received any cash compensation for services rendered to us.
Since January 25, 2021, we have agreed to pay our Sponsor a total of $10,000 per month for office space, utilities and secretarial and administrative support. In addition, our Sponsor, officers and directors, or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee reviews on a quarterly basis all payments that were made to our Sponsor, officers or directors, or our or their affiliates. Any such payments prior to an initial business combination will be made from funds held outside the Trust Account. Other than quarterly audit committee review of such reimbursements, we do not expect to have any additional controls in place governing our reimbursement payments to our directors and executive officers for their out-of-pocket expenses incurred in connection with our activities on our behalf in connection with identifying and consummating a Business Combination. Other than these payments and reimbursements, no compensation of any kind, including finder’s and consulting fees, will be paid by DHHC to our Sponsor, executive officers and directors, or any of their respective affiliates, prior to completion of the Business Combination.
However, Judith A. Hannaway, Jonathan Langer and Charles Schoenherr, directors of DHHC, and Keith Feldman, the Chief Financial Officer of DHHC, will be entitled to receive, upon completion of the Business Combination, 27,121, 27,121, 27,121 and 235,118 Founder Shares, respectively, from our Sponsor, which would be valued in the aggregate at approximately $3.2 million based on the closing price of $10.15 per DHHC Class A Common Share on the Nasdaq on January 26, 2023, and Keith Feldman will also be entitled to receive, upon completion of the Business Combination, 149,520 Private Placement Warrants from our Sponsor. The Private Placement Warrants had an aggregate approximate market value of $32,900 based upon the closing price of $0.22 per Public Warrant on the Nasdaq on January 26, 2023, the most recent practicable date prior to the date of this proxy statement/ prospectus. The Founder Shares and Private Placement Warrants would become worthless if DHHC does not consummate a business combination within the Combination Window.
After the completion of our initial business combination, directors or members of our management team who remain with us may be paid consulting or management fees from the Post-Combination Company. All of these fees will be fully disclosed to stockholders, to the extent known, in connection with the Business Combination. We have not established any limit on the amount of such fees that may be paid by the Post-Combination Company to our directors or members of management. It is unlikely the amount of such compensation will be known at the time of the Business Combination, because the directors of the Post-Combination Company will be responsible for determining officer and director compensation. Any compensation to be paid to our officers will be determined, or recommended to our board of directors for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on our board of directors.
We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of the Business Combination, although it is possible that some or all of our executive officers and directors may negotiate employment or consulting arrangements to remain with the Post-Combination Company after the Business Combination. We are not party to any agreements with our executive officers and directors that provide for benefits upon termination of employment.
Committees of the DHHC Board
The DHHC Board has two standing committees: an audit committee and a compensation committee. Subject to phase-in rules and a limited exception, the rules of the Nasdaq and Rule 10A-3 under the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors, and the Nasdaq rules require that the compensation committee of a listed company be comprised solely of independent directors.

Audit Committee
Mr. Schoenherr, Ms. Hannaway and Mr. Langer serve as members of our audit committee. Under the Nasdaq listing standards and applicable SEC rules, we are required to have at least three members of the audit committee, all of whom must be independent, subject to the exceptions described above. Mr. Schoenherr, Ms. Hannaway and Mr. Langer meet the independent director standard under Nasdaq listing standards and under Rule 10A-3 of the Exchange Act.
Each member of the audit committee is financially literate and the DHHC Board has determined that Mr. Schoenherr qualifies as an “audit committee financial expert” as defined in applicable SEC rules.
We have adopted an audit committee charter, which details the principal functions of the audit committee, including:
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the appointment, compensation, retention, replacement, and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by us;

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pre-approving all audit and permitted non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

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reviewing and discussing with the independent auditors all relationships the auditors have with us in order to evaluate their continued independence;

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setting clear hiring policies for employees or former employees of the independent auditors;

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setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

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obtaining and reviewing a report, at least annually, from the independent auditors describing (i) the independent auditor’s internal quality-control procedures and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

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reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

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reviewing with management, the independent auditors, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board (“FASB”) , the SEC or other regulatory authorities.

Compensation Committee
Mr. Langer and Mr. Schoenherr serve as members of our compensation committee. Under the Nasdaq listing standards and applicable SEC rules, we are required to have at least two members of the compensation committee, each of whom must be independent. Mr. Langer and Mr. Schoenherr meet the independent director standard under the Nasdaq listing standards applicable to members of the compensation committee.
We have adopted a compensation committee charter, which details the principal functions of the compensation committee, including:
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reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

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reviewing and approving on an annual basis the compensation of all of our other officers;

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reviewing on an annual basis our executive compensation policies and plans;

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implementing and administering our incentive compensation equity-based remuneration plans;

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assisting management in complying with our proxy statement and annual report disclosure requirements;

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approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

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if required, producing a report on executive compensation to be included in our annual proxy statement; and

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reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The Current Charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by the Nasdaq and the SEC.
Director Nominations
We do not have a standing nominating committee. In accordance with Rule 5605(e)(1)(A) of the Nasdaq Rules, a majority of the independent directors may recommend a director nominee for selection by our board of directors. The DHHC Board believes that the independent directors can satisfactorily carry out the responsibility of properly selecting or approving director nominees without the formation of a standing nominating committee. The directors who participate in the consideration and recommendation of director nominees are Mr. Schoenherr, Ms. Hannaway and Mr. Langer. In accordance with Rule 5605(e)(1)(A) of the Nasdaq rules, all such directors are independent. As there is no standing nominating committee, we do not have a nominating committee charter in place.
We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, our board of directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our stockholders. Prior to our initial business combination, holders of Public Shares will not have the right to recommend director candidates for nomination to our board of directors.
Compensation Committee Interlocks and Insider Participation
None of our officers currently serves, and in the past year has served, as a member of the compensation committee of any entity that has one or more officers serving on our board of directors.
Code of Ethics
We have adopted a code of ethics applicable to our directors, officers and employees (“Code of Ethics”). We have filed a copy of our form of Code of Ethics and our audit committee and compensation committee charters as exhibits to the registration statement from our Initial Public Offering. You may review these documents by accessing our public filings at the SEC’s website. In addition, a copy of the Code of Ethics will be provided without charge upon request from us. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K. Please see “Where You Can Find Additional Information.”

Securities Authorized for Issuance Under Equity Compensation Plans
As of December 31, 2021, we had no equity compensation plans or outstanding equity awards. The following table is presented as of December 31, 2021 in accordance with SEC requirements:
Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by security holders	—	—	—
Equity compensation plans not approved by security holders	—	—	—
Limitation on Liability and Indemnification of Officers and Directors
Our Current Charter provides that our officers and directors will be indemnified by us to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended. In addition, our Current Charter provides that our directors will not be personally liable for monetary damages to us or our stockholders for breaches of their fiduciary duty as directors, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL.
We have entered into agreements with our officers and directors to provide contractual indemnification in addition to the indemnification provided for in our Current Charter. Our bylaws also permit us to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Delaware law would permit such indemnification. We have purchased a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors. Except with respect to any Public Shares they may have acquired in the Initial Public Offering or thereafter (in the event we do not consummate an initial business combination), our officers and directors have agreed to waive (and any other persons who may become an officer or director prior to the initial business combination will also be required to waive) any right, title, interest or claim of any kind in or to any monies in the Trust Account, and not to seek recourse against the Trust Account for any reason whatsoever, including with respect to such indemnification.
These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against officers and directors, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against officers and directors pursuant to these indemnification provisions.
We believe that these provisions, the directors’ and officers’ liability insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

DHHC MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of DHHC’s financial condition and results of operations should be read in conjunction with DHHC’s financial statements and the notes thereto contained elsewhere in this proxy statement/prospectus. Certain information contained in the discussion, including, but not limited to, those described under the heading “Risk Factors” and analysis set forth below includes forward-looking statements that involve risks and uncertainties. References in this section to “DHHC,” “we,” “us,” “our” and “the Company” are intended to mean the business and operations of DHHC.
Overview
We are a blank check company incorporated as a Delaware corporation and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. We intend to effectuate our initial business combination using cash from the proceeds of the Initial Public Offering and the sale of the Private Placement Warrants, our capital stock, debt or a combination of cash, stock and debt.
The issuance of additional shares of our stock in an initial business combination:
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may significantly dilute the equity interest of investors in the Initial Public Offering, which dilution would increase if the anti-dilution provisions in DHHC Class B Common Shares resulted in the issuance of UHG Class A Common Shares on a greater than one-to-one basis upon conversion of DHHC Class B Common Shares;

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may subordinate the rights of holders of common stock if preferred stock is issued with rights senior to those afforded our common stock;

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could cause a change of control if a substantial number of shares of our common stock are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present officers and directors;

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may have the effect of delaying or preventing a change of control of us by diluting the stock ownership or voting rights of a person seeking to obtain control of us; and

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may adversely affect prevailing market prices for our Public Shares and/or warrants.

Similarly, if we issue debt securities or otherwise incur significant indebtedness, it could result in:
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default and foreclosure on our assets if our operating revenues after an initial business combination are insufficient to repay our debt obligations;

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acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

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our immediate payment of all principal and accrued interest, if any, if the debt is payable on demand;

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our inability to obtain necessary additional financing if the debt contains covenants restricting our ability to obtain such financing while the debt is outstanding;

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our inability to pay dividends on our common stock;

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using a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for dividends on our common stock if declared, expenses, capital expenditures, acquisitions and other general corporate purposes;

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limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

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increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; and

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limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, execution of our strategy and other purposes and other disadvantages compared to our competitors who have less debt.

Further, we expect to continue to incur significant costs in the pursuit of our acquisition plans. We cannot assure you that our plans to raise capital or to complete our initial business combination will be successful. These factors, among others, raise substantial doubt about our ability to continue as a going concern.
Proposed Initial Business Combination
On September 10, 2022, we entered into a Business Combination Agreement and, in connection therewith, a Sponsor Agreement and other agreements. For more information on these agreements, please refer to the sections entitled “The Business Combination Agreement” and “Other Agreements.”
Results of Operations and Known Trends or Future Events
We have neither engaged in any operations nor generated any revenues to date. Our only activities since inception have been organizational activities and those necessary to prepare for the Initial Public Offering. We will not generate any operating revenues until after completion of our initial business combination. We generate non-operating income in the form of interest income on cash and cash equivalents. There has been no significant change in our financial or trading position and no material adverse change has occurred since the date of our audited financial statements. We are incurring increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses in connection with completing a Business Combination.
For the three months ended September 30, 2022, we had a net loss of approximately $2.8 million, which consisted of a non-operating expense of approximately $2.0 million resulting from changes in the fair value of derivative warrant liabilities, approximately $2.1 million in general and administrative expenses, approximately $50,000 of franchise tax expense and income tax expense of approximately $394,000, partially offset by approximately $1.6 million in income from investments held in the Trust Account and an approximately $272,000 gain from settlement of deferred underwriting commissions on public warrants.
For the nine months ended September 30, 2022, we had net income of approximately $4.5 million, which consisted of approximately $2.1 million in income from investments held in the Trust Account, non-operating income of approximately $5.3 million resulting from changes in the fair value of derivative warrant liabilities and an approximately $272,000 gain from settlement of deferred underwriting commissions on public warrants, partially offset by approximately $2.5 million in general and administrative expenses, approximately $148,000 of franchise tax expense and income tax expense of approximately $457,000.
Effective as of August 10, 2022, the underwriter from our Initial Public Offering resigned and withdrew from its role in any business combination and waived its entitlement to the deferred underwriting commissions in the amount of approximately $12.1 million. We recognized approximately $11.8 million of the commissions waiver as a reduction to additional paid-in capital in the condensed consolidated statements of changes in stockholders’ deficit for the three and nine months ended September 30, 2022, as this portion represents an extinguishment of deferred underwriting commissions on public shares which was originally recognized in accumulated deficit. The remaining balance of approximately $272,000 was recognized as a gain from settlement of deferred underwriting commissions on public warrants in the condensed consolidated statements of operations, which represents the original amount expensed in our initial public offering.
For the year ended December 31, 2021, we had net income of approximately $2.7 million, which consisted of approximately $4.4 million for changes in fair value of derivative warrant liabilities and approximately $21,000 of income from investments held in Trust Account, partially offset by approximately $449,000 of financing costs related to derivative warrant liabilities, approximately $1.0 million of general and administrative expenses and $200,000 of franchise tax expense.
Liquidity and Capital Resources
Our liquidity needs prior to the completion of the Initial Public Offering were satisfied through a payment of liabilities of $25,000 for the sale of the Founder Shares and up to $300,000 in loans from the Sponsor under an unsecured promissory note. On January 28, 2021, we consummated the Initial Public Offering of 34,500,000 Units, at $10.00 per Unit, generating gross proceeds of $345,000,000. Simultaneously with the closing of the Initial Public Offering, we consummated the sale of 5,933,333 Private Placement Warrants at a price of $1.50 per warrant to the Sponsor and Anchor Investors, generating proceeds of $8,900,000. On February 1, 2021, we fully repaid the promissory note with an outstanding principal amount of $130,000, and subsequent to the repayment, the facility ceased to exist.
Following the Initial Public Offering and the sale of the Private Placement Warrants, a total of $345,000,000, comprised of $338,100,000 of the proceeds from the Initial Public Offering and $8,900,000 of the proceeds of the sale of the Private Placement Warrants, less an aggregate of $ 2,000,000 to pay fees and expenses in connection with the closing of the Initial Public Offering and for working capital following the closing of the Initial Public Offering, was deposited into the Trust Account. The funds in the Trust Account are invested only in U.S. government treasury bills with a maturity of 185 days or less or in money market funds that meet certain conditions under Rule 2a-7 under the Investment Company Act of 1940 and that invest only in direct U.S. government obligations.
For the nine months ended September 30, 2022, cash used in operating activities was $653,224. Net income of $4,496,859 was reduced by income from investments held in the Trust Account of $ 2,076,393, a gain from settlement of deferred underwriting commissions on public warrants of $271,688 and net decreases in fair value of derivative warrant liabilities of $5,300,330. Changes in operating assets and liabilities provided $2,498,328 of cash for operating activities.
As of September 30, 2022, we had investments held in the Trust Account of $346,615,567 (including $2,090,568 of income earned since the Initial Public Offering) consisting of U.S. government securities or investments in money market funds that invest in U.S. government securities. Income on the balance in the Trust Account may be used by us to pay taxes. Through September 30, 2022, we have withdrawn $481,543 of income earned from the Trust Account. On January 25, 2023, at the Extension Meeting, DHHC stockholders approved the extension of the expiration of the Combination Window from January 28, 2023 to July 28, 2023. In connection with the Extension Meeting, DHHC stockholders holding 30,058,968 Public Shares exercised their right to redeem their shares for a pro rata portion of the funds in the Trust Account. As a result, approximately $304 million (approximately $10.12 per Public Share) was removed from the Trust Account to pay such redeeming holders and approximately $45 million remains in the Trust Account.
We intend to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (which interest shall be net of permitted withdrawals) to complete our initial business combination. We will make permitted withdrawals from the Trust Account to pay our taxes, including franchise taxes and income taxes. Delaware franchise tax is based on our authorized shares or on our assumed par and non-par capital, whichever yields a lower result. Under the authorized shares method, each share is taxed at a graduated rate based on the number of authorized shares with a maximum aggregate tax of $200,000 per year. Under the assumed par value capital method, Delaware taxes each $1,000,000 of assumed par value capital at the rate of $400; where assumed par value would be (1) our total gross assets following the Initial Public Offering, divided by (2) our total issued shares of common stock following the Initial Public Offering, multiplied by (3) the number of our authorized shares following the Initial Public Offering. Based on the number of shares of our common stock authorized and outstanding and our total gross proceeds after the completion of the Initial Public Offering, our annual franchise tax obligation is capped at the maximum amount of annual franchise taxes payable by us as a Delaware corporation of $200,000. Our annual income tax obligations will depend on the amount of interest and other income earned on the amounts held in the Trust Account. We expect the only taxes payable by us out of the funds in the Trust Account will be income and franchise taxes. We expect the interest earned on the amount in the Trust Account will be sufficient to pay our taxes. To the extent that our capital stock or debt is used, in whole or in part, as consideration to complete our initial business combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.
As of September 30, 2022, we had cash of $10,920. Prior to the completion of our initial business combination, our principal use of working capital will be to fund our activities to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, structure, negotiate and complete an initial business combination, and to pay taxes to the extent the interest earned on the Trust Account is not sufficient to pay our taxes.
Our Sponsor, an affiliate of our Sponsor, and certain of our officers and directors may, but none of them is obligated to, loan us funds as may be required to fund our working capital requirements. If we complete our Business Combination, we would repay such loaned amounts out of the proceeds of the Trust Account released to us. In the event that our Business Combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from our Trust Account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into warrants at a price of $1.50 per warrant at the option of the lender. The warrants would be identical to the Private Placement Warrants issued to our Sponsor. As of September 30, 2022 and December 31, 2021, the Company had no borrowings under any working capital loans.
Based on the foregoing, management believes we will have sufficient working capital and borrowing capacity to meet our needs through the consummation of a Business Combination. However, in connection with management’s assessment of going concern considerations in accordance with FASB ASC Topic 205‑40, “Presentation of Financial Statements-Going Concern,” management has determined that the mandatory liquidation and subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after July 28, 2023.
Off-Balance Sheet Arrangements; Commitments and Contractual Obligations
As of September 30, 2022, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K and did not have any commitments or contractual obligations, other than as described below. We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than an agreement to pay our Sponsor a monthly fee of $10,000 for office space, secretarial and administrative support. We began incurring these fees on January 28, 2021 and will continue to incur these fees monthly until the earlier of the completion of the Business Combination and our liquidation.
On August 10, 2022, the underwriter from the Initial Public Offering resigned from its role in any business combination and waived its entitlement to the deferred underwriting commissions in the amount of $12.1 million, and will not receive any payment from DHHC in connection with the fee waiver and will not receive any payment from DHHC in connection with the Business Combination. Goldman Sachs has not performed any additional services for DHHC after the IPO for any contingent fees, and is not expected to perform any additional services following the consummation of the Business Combination.
Critical Accounting Policies
The preparation of condensed financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following critical accounting policies:
Derivative Warrant Liabilities
The Public Warrants and the Private Placement Warrants are recognized as derivative liabilities in accordance with FASB ASC 815, “Derivatives and Hedging.” Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjusts the instruments to fair value at each reporting period until they are exercised. Their re-measurement to fair value is recognized in the Company’s condensed statements of operations. Derivative warrant liabilities are classified as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.
DHHC Class A Common Shares Subject to Possible Redemption
The Company accounts for DHHC Class A Common Shares subject to possible redemption in accordance with the guidance in FASB ASC Topic 480, “Distinguishing Liabilities from Equity.” Class A common stock subject to mandatory redemption (if any) is classified as a liability instrument and is measured at fair value. Conditionally redeemable Class A common stock (including Class A common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, Class A common stock is classified as stockholders’ equity. The Company’s Class A common stock feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, at the Initial Public Offering, 34,500,000 DHHC Class A Common Shares subject to possible redemption are presented at redemption value as temporary equity, outside of the stockholders’ equity section of the Company’s condensed balance sheets.
The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of the Class A common stock subject to possible redemption to equal the redemption value at the end of each reporting period. This method would view the end of the reporting period as if it were also the redemption date for the security. Immediately upon the closing of the Initial Public Offering, the Company recognized the accretion from initial book value to redemption amount, which resulted in charges against additional paid-in capital (to the extent available) and accumulated deficit. Subsequently, the Company recognizes changes in the redemption value as a deemed dividend as reflected on the accompanying unaudited condensed statements of changes in stockholders’ deficit.
Net Income (Loss) Per Share of Common Stock
The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” The Company has two classes of shares, which are referred to as Class A common stock and Class B common stock. Income and losses are shared pro rata between the two classes of shares. Net income (loss) per common stock is calculated by dividing the net income (loss) by the weighted average shares of common stock outstanding for the respective period.
The calculation of diluted net income (loss) per common stock does not consider the effect of the Public Warrants and Private Placement Warrants to purchase an aggregate of 14,558,333 shares of common stock in the calculation of diluted income per share, because their exercise is contingent upon future events. Accretion associated with the redeemable Class A common stock is excluded from earnings per share as the redemption value approximates fair value.
Recent Accounting Standards
Other than discussed below, management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our condensed financial statements.
Related Party Transactions
On October 21, 2020, our Sponsor purchased an aggregate of 8,625,000 Founder Shares in exchange for payment of certain of our offering expenses of $25,000, or approximately $0.003 per share. The number of Founder Shares issued was determined based on the expectation that the Founder Shares would represent 20% of the outstanding shares of common stock upon the completion of the Initial Public Offering. The purchase price of the Founder Shares was determined by dividing the amount of cash contributed to us by the number of Founder Shares issued. The Sponsor has agreed to forfeit 2,577,691 Founder Shares held by it upon the Closing. Additionally, upon the Closing, approximately up to 85,960 Sponsor Earnout Shares and 242,294 Founder Shares may be allocated to third parties (including the Anchor Investors, pursuant to the terms of the Subscription Agreements entered into by DHHC, the Sponsor and the Anchor Investors in connection with the Initial Public Offering). The Founder Shares will automatically convert into Class A common stock upon consummation of a Business Combination on a one-for-one basis, subject to certain adjustments. David T. Hamamoto, our Chairman and Co-Chief Executive Officer, has voting and investment discretion with respect to the common stock held by the Sponsor.
Our Sponsor, officers and directors or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable Business Combinations. Our audit committee will review on a quarterly basis all payments that were made by us to our Sponsor, officers, directors or our or any of their respective affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on our behalf.
Our Sponsor agreed to loan us up to $300,000 to cover expenses related to the Initial Public Offering. These loans were non-interest bearing and due upon the completion of the Initial Public Offering. On February 1, 2021, we repaid the Promissory Note in full, and subsequent to repayment, the facility is no longer available to us.
We have entered into an agreement that provides that, subsequent to the Initial Public Offering and continuing until the earlier of the consummation of our Business Combination or liquidation, we will pay our Sponsor a total of $10,000 per month for office space, secretarial and administrative services.
In addition, in order to finance transaction costs in connection with an intended Business Combination, our Sponsor, an affiliate of our Sponsor or certain of our officers and directors may, but is not obligated to, loan us funds as may be required. If we complete our Business Combination, we would repay such loaned amounts out of the proceeds of the Trust Account released to us. In the event that our Business Combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from our Trust Account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into warrants at a price of $1.50 per warrant at the option of the lender. The warrants would be identical to the Private Placement Warrants issued to our Sponsor. The terms of such loans by our Sponsor, an affiliate of our Sponsor or our officers and directors, if any, have not been determined and no written agreements exist with respect to such loans. We do not expect to seek loans from parties other than our Sponsor, an affiliate of our Sponsor or our officers and directors, if any, as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our Trust Account.
Simultaneously with the consummation of the Initial Public Offering, our Sponsor purchased an aggregate of 4,983,999 Private Placement Warrants at a price of $1.50 per warrant and the Anchor Investors purchased an aggregate of 949,334 Private Placement Warrants at a price of $1.50 per warrant. Each private placement warrant entitles the holder thereof to purchase one share of our Class A common stock at a price of $11.50 per share, subject to adjustment as provided herein. The Sponsor and Anchor Investors have agreed to forfeit approximately 50% of the Private Placement Warrants held by them upon the Closing. Our Sponsor will be permitted to transfer the Private Placement Warrants held by it to certain permitted transferees, including our officers and directors and other persons or entities affiliated with or related to them, but the transferees receiving such securities will be subject to the same agreements with respect to such securities as our Sponsor. Otherwise, these warrants will not, subject to certain limited exceptions, be transferable or salable until 30 days after the completion of our Business Combination. Pursuant to the A&R Registration Rights Agreement we entered into with our initial stockholders on January 25, 2021, we are required to register certain securities for sale under the Securities Act. Our initial stockholders, and holders of warrants issued upon conversion of working capital loans, if any, are entitled under the A&R Registration Rights Agreement to make up to three demands that we register certain of our securities held by them for sale under the Securities Act and to have the securities covered thereby registered for resale pursuant to Rule 415 under the Securities Act. In addition, these holders have the right to include their securities in other registration statements filed by us. We will bear the costs and expenses of filing any such registration statements.
JOBS Act
On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We will qualify as an “emerging growth company” and under the JOBS Act will be allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Additionally, we are in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on such exemptions we may not be required to, among other things: (1) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act; (2) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act; (3) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis); and (4) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of the Initial Public Offering or until we are no longer an “emerging growth company,” whichever is earlier.
Quantitative and Qualitative Disclosures About Market Risk
As a “smaller reporting company,” we are not required to provide this information.
Controls and Procedures
Disclosure controls are procedures that are designed with the objective of ensuring that information required to be disclosed in our reports filed under the Exchange Act, such as this report, is recorded, processed, summarized, and reported within the time period specified in the SEC’s rules and forms. Disclosure controls are also designed with the objective of ensuring that such information is accumulated and communicated to our management, including the chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.
Our management evaluated, with the participation of our current chief executive officer and chief financial officer (our “Certifying Officers”), the effectiveness of our disclosure controls and procedures as of September 30, 2022, pursuant to Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our Certifying Officers concluded that, as of September 30, 2022, our disclosure controls and procedures were not effective, because of a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. Specifically, the Company’s management has concluded that our control around the interpretation and accounting for certain complex features of the Class A common stock and warrants by the Company was not effectively designed or maintained. This material weakness resulted in the restatement of the Company’s balance sheet as of January 28, 2021, and its condensed consolidated financial statements for the quarters ended March 31, 2021 and June 30, 2021.
We do not expect that our disclosure controls and procedures will prevent all errors and all instances of fraud. Disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Further, the design of disclosure controls and procedures must reflect the fact that there are resource constraints, and the benefits must be considered relative to their costs. Because of the inherent limitations in all disclosure controls and procedures, no evaluation of disclosure controls and procedures can provide absolute assurance that we have detected all our control deficiencies and instances of fraud, if any. The design of disclosure controls and procedures also is based partly on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.
During the most recently completed fiscal quarter, there has been no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT OF DHHC AND THE POST-COMBINATION COMPANY
The following table and accompanying footnotes set forth information regarding (i) the actual beneficial ownership of DHHC Class A Common Shares on an as-converted basis as of January 26, 2023 (the “Ownership Date”) and (ii) the expected beneficial ownership of the Post-Combination Company immediately following the consummation of the Business Combination, assuming that no Public Shares are redeemed and alternatively that a maximum number of Public Shares are redeemed, in each case, by:
•
each person who (i) is the beneficial owner of more than 5% of the outstanding DHHC Class A Common Shares on the Ownership Date, or (ii) is expected to be, the beneficial owner of more than 5% of the outstanding UHG Common Shares following the consummation of the Business Combination;

•
each of DHHC’s current directors and named executive officers;

•
each person who will (or is expected to) become a director or named executive officer of the Post-Combination Company; and

•
all current executive officers and directors of DHHC, as a group, and all executive officers and directors of the Post-Combination Company, as a group.

The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security and includes any securities that such stockholder has the right to acquire beneficial ownership thereof within 60 days. Unless otherwise indicated, DHHC and GSH believe that all persons named in the table have sole voting and investment power with respect to all of the shares beneficially owned by them. To the knowledge of each of DHHC and GSH, no shares of common stock beneficially owned by any executive officer, director or director nominee have been pledged as security.
The beneficial ownership of UHG Common Shares prior to the Business Combination is based on 13,066,032 DHHC Common Shares (including 4,441,032 DHHC Class A Common Shares and 8,625,000 DHHC Class B Common Shares, which are automatically convertible into 8,625,000 DHHC Class A Common Shares upon the consummation of the Business Combination (subject to the Sponsor Agreement)) issued and outstanding on an as converted basis in the aggregate as of the Ownership Date.
The expected beneficial ownership of DHHC Class A Common Shares immediately following the consummation of the Business Combination, in each case when assuming no redemptions, when assuming 50% redemptions and when assuming maximum redemptions, has been determined based upon the assumptions set forth in the respective footnotes to the table below. If the actual facts are different than assumed under either scenario (which they are likely to be), the percentage ownership retained by DHHC’s existing stockholders in the Post-Combination Company will be different.
In computing the expected beneficial ownership of UHG Common Shares immediately following the consummation of the Business Combination, in each case when assuming no redemptions, when assuming 50% redemptions and when assuming maximum redemptions, all UHG Common Shares subject to options or warrants held by a UHG equityholder that are exercisable as of the Closing Date or will be exercisable within 60 days of the Closing Date are deemed to be outstanding and any UHG Common Shares subject to options or warrants held by any other person are deemed not to be outstanding.
Except as indicated in the footnotes to the table below, we believe that each of the stockholders listed below has sole voting and investment power with respect to the GSH Common Shares, DHHC Common Shares and UHG Common Shares, as applicable, owned by such stockholders, subject to applicable community property laws.

	Prior to the Business Combination(1)
Name and Address of Beneficial Owners	Number of DHHC Class A Common Shares	% of Class	Number of DHHC Class B Common Shares	% of Class
Principal Shareholders of DHHC:
DHP SPAC-II Sponsor LLC(2)	—	—	8,625,000	100
Directors and named executive officers prior to the Business Combination:
David T. Hamamoto(3)	1,250,000	28.1	8,625,000	100
Michael Bayles	—	—	—	—
Judith A. Hannaway	—	—	—	—
Jonathan A. Langer	—	—	—	—
Charles W. Schoenherr	—	—	—	—
Keith Feldman	—	—	—	—
All directors and executive officers prior to the Business Combination (6 persons:)	1,250,000	28.1	8,625,000	100
Alan Levine(4)	1,000,000	22.5	—	—
Antara Capital(5)	1,250,000	28.1	—	—
	After the Business Combination
	Assuming No Redemptions(23)				Assuming Maximum Redemptions(24)
Name and Address of Beneficial Owners	Number of UHG Class A Common Shares(25)	% of Class	Number of UHG Class B Common Shares	% of Class	Number of UHG Class A Common Shares(25)	% of Class	Number of UHG Class B Common Shares	% of Class
Principal Shareholders of DHHC:
DHP SPAC-II Sponsor LLC (the Sponsor)(6)	6,491,998	56.6	—	—	5,748,190	65.4	—	—
Directors and named executive officers prior to the Business Combination:
David T. Hamamoto(7)(28)	7,741,998	67.5	—	—	6,998,190	79.6	—	—
Michael Bayles	—	—	—	—	—	—	—	—
Judith A. Hannaway(8)	27,121	*	—	—	22,078	*	—	—
Jonathan A. Langer(8)	27,121	*	—	—	22,078	*	—	—
Charles W. Schoenherr(8)	27,121	*	—	—	22,078	*	—	—
Keith Feldman(9)(30)	384,638	4.2	—	—	340,917	5.3	—	—
All directors and executive officers prior to the Business Combination (6 persons:)(10)	7,741,998	67.5	—	—	6,998,190	79.8	—	—
Directors and named executive officers after the Business Combination:
Alan Levine(11)(30)	1,008,997	12.0	—	—	8,997	*	—	—
David T. Hamamoto(7)(30)	7,741,998	67.5	—	—	6,998,190	79.6	—	—
Eric Bland(12)(30)	99,000	1.1	—	—	—	—	—	—
James Clements(13)(30)	24,997	*	—	—	8,997	*	—	—
Jason Enoch(14)(30)	18,997	*	—	—	8,997	*	—	—
Michael Bayles(30)	—	—	—	—	—	—	—	—
Michael Nieri(15)(30)	—	—	19,319,641	51.5	—	—	19,319,641	51.5
Nikki Haley(16)(26)	27,085	*	—	—	27,085	*	—	—
Robert Dozier(17)(26)	13,997	*	—	—	8,997	*	—	—
Tom O’Grady(18)(26)	757,633	7.8	—	—	757,633	10.7	—	—
Keith Feldman(9)(26)	384,638	4.2	—	—	340,917	5.4	—	—

	After the Business Combination
	Assuming No Redemptions(23)				Assuming Maximum Redemptions(24)
Name and Address of Beneficial Owners	Number of UHG Class A Common Shares(25)	% of Class	Number of UHG Class B Common Shares	% of Class	Number of UHG Class A Common Shares(25)	% of Class	Number of UHG Class B Common Shares	% of Class
Shelton Twine(19)(26)	407,405	4.5	18,183,192	48.5	207,404	3.3	18,183,192	48.5
All directors and executive officers after the Business Combination as a group (12 persons)(20)	10,100,109	82.0	37,502,833	100.0	8,026,301	83.4	37,502,833	100.0
Five Percent Holders of DHHC and of the Post-Combination Company:
Antara Capital(21)	4,455,318	43.6	—	—	4,090,979	54.2	—	—
			—	—			—	—
			—	—			—	—
BlackRock, Inc.(22)(25)	330,284	3.7	—	—	330,284	5.2	—	—
PWN Trust 2018(27)	66,667	*	6,061,064	16.2	—	—	6,061,064	16.2
MEN Trust 2018(28)	66,667	*	6,061,064	16.2	—	—	6,061,064	16.2
PMN Trust 2018(29)	66,667	*	6,061,064	16.2	—	—	6,061,064	16.2

*
Less than one percent.

(1)
Prior to the Business Combination, the percentage of beneficial ownership of DHHC on the Ownership Date is calculated based on (i) 4,441,032 DHHC Class A Common Shares and (ii) 8,625,000 DHHC Class B Common Shares, in each case, outstanding as of such date.

(2)
Our Sponsor, DHP SPAC-II Sponsor LLC, is a Delaware limited liability company. Diamond Head Partners LLC, the managing member of Sponsor, may be deemed to have sole voting and dispositive power with respect to the shares held by Sponsor prior to the Business Combination. David T. Hamamoto, the managing member of Diamond Head Partners LLC, may be deemed to have sole voting and dispositive power with respect to the shares held by Diamond Head Partners LLC. A fund managed by Antara Capital and certain of our officers and directors are members of our Sponsor. Accordingly, each of the foregoing entities and individuals may be deemed to share beneficial ownership of the securities held of record by the Sponsor. Other than Mr. Hamamoto, each other member of the Sponsor disclaims any beneficial ownership in the shares held by the Sponsor other than to the extent of any pecuniary interest they may, directly or indirectly, have therein. The business address of the Sponsor and DHHC’s directors and officers prior to the Business Combination is c/o DiamondHead Holdings Corp., 250 Park Ave., 7 Floor, New York, New York 10177.

(3)
David T. Hamamoto is the Chairman and Co-Chief Executive Officer of DHHC. Mr. Hamamoto may be deemed to beneficially own (i) 1,250,000 DHHC Class A Common Shares purchased by Mr. Hamamoto pursuant to the Financing Commitment Letter and (ii) 8,625,000 DHHC Class B Common Shares owned of record by the Sponsor, in his capacity as the managing member of Diamond Head Partners LLC, the managing member of the Sponsor. The address of Mr. Hamamoto is c/o DiamondHead Holdings Corp., 250 Park Ave., 7 Floor, New York, New York 10177.

(4)
The business address of Alan Levine is 90 N Royal Tower Drive, Irmo, South Carolina 29063.

(5)
Represents 1,250,000 DHHC Class A Common Shares purchased by Antara Capital pursuant to the Financing Commitment Letter. The business address of Antara Capital is 55 Hudson Yards, 47th Floor, Suite C, New York, NY 10001.

(6)
Represents 4,000,000 UHG Class A Common Shares converted from DHHC Class B Common Shares and 2,491,998 UHG Class A Common Shares assuming the exercise of 2,491,998 Private Placement Warrants to be held of record by the Sponsor immediately following the Business Combination. Under the maximum redemption scenario, 743,808 UHG Class A Common Shares that would otherwise be owned by Sponsor will be exchanged for 743,808 Earn Out Shares immediately following the Business Combination. Following the Business Combination, pursuant to the limited liability company agreement of the Sponsor, the managing member of the Sponsor is obligated to use its best efforts to cause the

Sponsor to distribute the UHG Class A Common Shares and Private Placement Warrants to its members, following which it will no longer hold any beneficial interests in the Post-Combination Company. Prior to the distribution of the UHG Class A Common Shares and the Private Placement Warrants, David T. Hamamoto may be deemed to beneficially own interests owned of record by the Sponsor, in his capacity as the managing member of Diamond Head Partners LLC, the managing member of the Sponsor. The shares reported as beneficially owned by the Sponsor do not include (i) 1,837,800 Earn Out Shares that the Sponsor may be entitled to if certain conditions are met after the Closing in the no redemption scenario or (ii) 2,581,608 Earn Out Shares that the Sponsor may be entitled to if certain conditions are met after the Closing in the maximum redemption scenario, each as described in “The Business Combination Agreement — Merger Consideration” or 2,577,691 Founder Shares forfeited upon the Closing.

(7)
Immediately following the Business Combination, David T. Hamamoto may be deemed to beneficially own (a) 1,250,000 shares of DHHC Class A Common Shares purchased by Mr. Hamamoto pursuant to the Financing Commitment Letter, (b) 4,000,000 UHG Class A Common Shares converted from DHHC Class B Common Shares held of record by the Sponsor and an additional 2,491,998 UHG Class A Common Shares assuming the exercise of 2,491,998 Private Placement Warrants held of record by the Sponsor, in his capacity as the managing member of Diamond Head Partners LLC, which is the managing member of the Sponsor. Under the maximum redemption scenario, 743,808 UHG Class A Common Shares that would otherwise be owned by Sponsor, of which Mr. Hamamoto may be deemed the beneficial owner, will be exchanged for 743,808 Earn Out Shares immediately following the Business Combination. Following the distribution of the Sponsor’s interests in UHG to the other members of the Sponsor as described in footnote (6) above, Mr. Hamamoto may be deemed to beneficially own the aforementioned 1,250,000 shares of UHG Class A Common Shares purchased by Mr. Hamamoto pursuant to the Financing Commitment Letter and an additional 1,724,200 UHG Class A Common Shares converted from DHHC Class B Common Shares and 1,096,479 Private Placement Warrants, which are to be distributed to Mr. Hamamoto by the Sponsor. Under the maximum redemption scenario, 320,618 UHG Class A Common Shares that would otherwise be owned by Sponsor and allocated to Mr. Hamamoto will be exchanged for 320,618 Earn Out Shares immediately following the Business Combination. The shares reported as beneficially owned by Mr. Hamamoto do not include (i) 79,184 Earn Out Shares that Mr. Hamamoto may be entitled to if certain conditions are met after Closing in the no redemption scenario or (ii) 1,112,802 Earn Out Shares that Mr. Hamamoto may be entitled to if certain conditions are met after the Closing in the maximum redemption scenario, each as described in “The Business Combination Agreement — Merger Consideration” or 752,660 Founder Shares forfeited upon the Closing.

(8)
Represents 27,121 UHG Class A Common Shares converted from DHHC Class B Common Shares that such person has the right to receive from the Sponsor, within 60 days following the Business Combination, pursuant to the terms of the limited liability company agreement of the Sponsor, as described in footnote (7). Under the maximum redemption scenario, 5,043 UHG Class A Common Shares that would otherwise be owned by Sponsor and allocated to the reporting person will be exchanged for 5,043 Earn Out Shares immediately following the Business Combination. The shares reported as beneficially owned by each reporting person do not include (i) 12,461 Earn Out Shares that each reporting person may be entitled to if certain conditions are met after Closing in the no redemption scenario or (ii) 17,504 Earn Out Shares that each reporting person may be entitled to if certain conditions are met after the Closing in the maximum redemption scenario, each, as described in “The Business Combination Agreement — Merger Consideration” or 31,255 Founder Shares forfeited upon the Closing. The business address of each reporting person is c/o DiamondHead Holdings Corp., 250 Park Ave., 7 Floor, New York, New York 10177.

(9)
Represents 235,118 UHG Class A Common Shares converted from DHHC Class B Common Shares and 149,520 UHG Class A Common Shares assuming the exercise of 149,520 Private Placement Warrants that Keith Feldman has the right to receive from the Sponsor, within 60 days following the Business Combination, pursuant to the terms of the limited liability agreement of the Sponsor, as described in footnote (7). Under the maximum redemption scenario, 43,721 UHG Class A Common Shares that would otherwise be owned by Sponsor and allocated to Mr. Feldman will be exchanged for 43,721 Earn Out Shares immediately following the Business Combination. The shares reported as beneficially owned by Mr. Feldman do not include (i) 108,025 Earn Out Shares that Mr. Feldman may be entitled to if certain conditions are met after Closing in the no redemption scenario or (ii) 151,746 Earn Out Shares that Mr. Feldman may be entitled to if certain conditions are met after the Closing in the maximum redemption scenario, each, as described in “The Business Combination Agreement —  Merger Consideration” or 90,319 Founder Shares forfeited upon the Closing.

(10)
Includes UHG Class A Common Shares and Private Placement Warrants to be held of record by the Sponsor immediately following the Business Combination. David T. Hamamoto, as a Director of the Post-Combination Company, may be deemed to beneficially own interests owned of record by the Sponsor, in his capacity as the managing member of Diamond Head Partners LLC, the managing member of the Sponsor. Following the distribution of the Sponsor’s interests in DHHC to the members of the Sponsor, as described in footnote (6) above, collectively, the directors and executive officers prior to the Business Combination may be deemed to beneficially own 1,250,000 DHHC Class A Common Shares purchased by Mr. Hamamoto pursuant to the Financing Commitment Letter, 2,040,681 UHG Class A Common Shares converted from DHHC Class B Common Shares and 1,245,999 UHG Class A Common Shares assuming the exercise of 1,245,999 Private Placement Warrants. Under the maximum redemption scenario, 743,808 UHG Class A Common Shares that would otherwise be owned by Sponsor and allocated to Directors of the Post-Combination Company will be exchanged for 743,808 Earn Out Shares immediately following the Business Combination.

(11)
Includes (i) 350,000 UHG Class A Common Shares owned of record by a trust in which Mr. Levine serves as trustee and exercises voting and investment power (the “Levine Trust Shares”), (ii) 650,000 UHG Class A Common Shares in which a member of Mr. Levine’s immediate family serves as trustee, and in which Mr. Levine may be deemed to exercise shared voting and investment power (the “Levine Family Trust Shares”) and (iii) 8,997 additional UHG Class A Common Shares assuming the exercise of 24 Rollover Options that are expected to vest prior to or within 60 days of Closing. Excludes 26,991 UHG Class A Common Shares assuming the exercise of 71 Rollover Options that are not expected to vest until after 60 days following the Closing. Under the maximum redemption scenario, we have assumed that the Levine Trust Shares and the Levine Family Trust Shares are fully redeemed.

(12)
Represents 99,000 UHG Class A Common Shares owned of record by Eric Bland. Under the maximum redemption scenario, we have assumed that Mr. Bland elects to redeem the 99,000 UHG Class A Common Shares that are currently eligible for redemption.

(13)
Includes (i) 16,000 UHG Class A Common Shares owned of record by James Clements and (ii) 8,997 UHG Class A Common Shares assuming the exercise of 24 Rollover Options that are expected to vest prior to or within 60 days of the Closing. Excludes 26,991 UHG Class A Common Shares assuming the exercise of 71 Rollover Options that are not expected to vest until after 60 days following the Closing. Under the maximum redemption scenario, we have assumed that Mr. Clements elects to redeem the 16,000 UHG Class A Common Shares that are currently eligible for redemption.

(14)
Includes (i) 10,000 UHG Class A Common Shares owned of record by Jason Enoch and (ii) 8,997 UHG Class A Common Shares assuming the exercise of 24 Rollover Options that are expected to vest prior to or within 60 days of the Closing. Excludes 26,991 UHG Class A Common Shares assuming the exercise of 71 Rollover Options that are not expected to vest until after 60 days following the Closing. Under the maximum redemption scenario, we have assumed that Mr. Enoch elects to redeem the 10,000 UHG Class A Common Shares that are currently eligible for redemption.

(15)
Includes 19,319,641 UHG Class B Common Shares converted from 51,000 GSH Class B Common Shares upon Closing.

(16)
Includes 27,085 UHG Class A Common Shares assuming the exercise of 72 Rollover Options that are expected to vest prior to or within 60 days of the Closing. Excludes 81,256 UHG Class A Common Shares assuming the exercise of 214 Rollover Options that are not expected to vest until after 60 days following the Closing.

(17)
Includes (i) 5,000 UHG Class A Common Shares owned of record by Robert Dozier and (ii) 8,997 UHG Class A Common Shares assuming the exercise of 24 Rollover Options that are expected to vest prior to or within 60 days of the Closing. Excludes 26,991 UHG Class A Common Shares assuming the exercise of 71 Rollover Options that are not expected to vest until after 60 days following the Closing. Under the maximum redemption scenario, we have assumed that Mr. Dozier elects to redeem the 5,000 UHG Class A Common Shares that are currently eligible for redemption.

(18)
Includes 757,633 UHG Class A Common Shares assuming the exercise of 2,000 Assumed Warrants upon Closing.

(19)
Includes (a) 189,408 UHG Class A Common Shares converted from 500 GSH Class A Common Shares and (b) 17,996 UHG Class A Common Shares assuming the exercise of 48 Rollover Options that are expected to vest prior to or within 60 days of the Closing, (c) 200,001 UHG Class A Common Shares owned of record by the Nieri Trusts, of which Mr. Twine serves as co-trustee and may be deemed to have shared voting and investment power, and (d) 18,183,192 UHG Class B Common Shares owned of record by the Nieri Trusts, of which Mr. Twine serves as co-trustee and may be deemed to have shared voting and investment power. Mr. Twine disclaims beneficial ownership of the securities held by the Nieri Trusts. Excludes 53,989 UHG Class A Common Shares assuming the exercise of 143 Rollover Options that are not expected to vest until after 60 days following the Closing. Under the maximum redemption scenario, we have assumed that the Nieri Trusts elect to redeem the 200,001 UHG Class A Common Shares that are currently eligible for redemption.

(20)
Includes UHG Class A Common Shares and Private Placement Warrants to be held of record by the Sponsor immediately following the Business Combination. David T. Hamamoto, a Director of the Post- Combination Company, may be deemed to beneficially own interests owned of record by the Sponsor, in his capacity as the managing member of Diamond Head Partners LLC, the managing member of the Sponsor. Following the Sponsor’s distribution of the shares pursuant to the limited liability company agreement of the Sponsor as described in footnote (6) above, collectively, the directors and executive officers of the Post-Combination Company may be deemed to beneficially own 2,580,000 UHG Class A Common Shares acquired prior to the Business Combination, including 1,250,000 DHHC Class A Common Shares purchased by David T. Hamamoto pursuant to Financing Commitment Letter, 1,959,319 UHG Class A Common Shares converted from Founder Shares, 1,245,999 UHG Class A Common Shares from the exercise of Private Placement Warrants and 838,702 UHG Class A Common Shares from the exercise of Rollover Options and Assumed Warrants. Under the maximum redemption scenario, we assumed that 1,330,001 UHG Class A Common Shares currently held by directors and executive officers of the Post-Combination Company (or UHG Class A Common Shares held by trusts in which any such director or executive officer may be deemed to exercise voting or dispositive power) that are currently eligible to be redeemed are.

(21)
Represents (a) 1,250,000 DHHC Class A Common Shares purchased by Antara Capital pursuant to the Financing Commitment Letter, (b) 1,959,319 UHG Class A Common Shares converted from DHHC Class B Common Shares and (c) 1,245,999 UHG Class A Common Shares assuming the exercise of 1,245,999 Private Placement Warrants that the reporting person has a right to receive from the Sponsor, within 60 days following the Business Combination, in connection with the Sponsor’s obligations to distribute those shares following the Business Combination pursuant to the limited liability company agreement of the Sponsor, as described in footnote (7). Under the maximum redemption scenario, 364,339 UHG Class A Common Shares that would otherwise be owned by Sponsor and allocated to Antara Capital will be exchanged for Earn Out Shares immediately following the Business Combination. The shares reported as beneficially owned by Antara Capital do not include (i) 900,209 Earn Out Shares that Antara Capital may be entitled to if certain conditions are met after Closing in the no redemption scenario or (ii) 1,264,548 Earn Out Shares that Antara Capital may be entitled to if certain conditions are met after the Closing in the maximum redemption scenario, each, as described in “The Business Combination Agreement — Merger Consideration” or 752,660 Founder Shares forfeited upon the Closing.

(22)
Includes (i) 237,333 shares of UHG Class A Common Shares assuming the exercise of 237,333 Private Placement Warrants beneficially owned by funds and accounts under management by investment adviser subsidiaries of BlackRock, Inc. (the “BlackRock Funds”) and (ii) 92,951 shares of UHG Class A Common Shares converted from Founder Shares (to be transferred to BlackRock Funds upon Closing pursuant to the subscription agreement dated as of January 7, 2021, a form of which is attached hereto as Exhibit 10.8.

(23)
The expected beneficial ownership expressed as a percentage of the Post-Combination Company for any reporting person immediately upon consummation of the Business Combination, assuming no holders of public shares exercise their redemption rights in connection therewith, is based on (a) UHG Class A Common Shares outstanding as of such date, and consists of (i) 4,441,032 DHHC Class A

Common Shares, (ii) 8,625,000 DHHC Class B Common Shares that will convert into 4,160,931 UHG Class A Common Shares, (iii) 1,000 GSH Class A Common Shares that will be exchanged for 378,817 UHG Class A Common Shares as determined pursuant to the Exchange Ratio and (iv) such number of UHG Class A Common Shares that are issuable assuming all options or warrants held by such reporting person that are exercisable within 60 days of the consummation of the Business Combination have been exercised and (b) 99,000 GSH Class B Common Shares that will be exchanged for 37,502,833 UHG Class B Common Shares as determined pursuant to the Exchange Ratio. For purposes of this table the Exchange Ratio has been estimated as of Closing as 378.816, and the number of shares outstanding have been calculated based on the estimated total outstanding shares of DHHC and GSH as of January 26, 2023.

(24)
The expected beneficial ownership of the Post-Combination Company immediately upon consummation of the Business Combination, assuming maximum redemption in connection therewith, is based on (a) UHG Class A Common Shares outstanding as of such date, and consists of (i) 2,500,000 DHHC Class A Common Shares purchased by David T. Hamamoto and Antara Capital which are not redeemable pursuant to the Financing Commitment Letter, (ii) 8,625,000 DHHC Class B Common Shares that will convert into 4,160,931 UHG Class A Common Shares, (iii) 1,000 GSH Class A Common Shares that will be exchanged for 378,817 UHG Class A Common Shares as determined pursuant to the Exchange Ratio and (iv) such number of UHG Class A Common Shares that are issuable assuming all options or warrants held by such reporting person that are exercisable within 60 days of the consummation of the Business Combination have been exercised and (b) 99,000 GSH Class B Common Shares that will be exchanged for 37,502,833 UHG Class B Common Shares as determined pursuant to the Exchange Ratio. For purposes of this table the Exchange Ratio has been estimated as of Closing as 378.816, and the number of shares outstanding have been calculated based on the estimated total outstanding shares of DHHC and GSH as of January 26, 2023.

(25)
Certain equity incentive vesting conditions of employees and officers contain, in part, an event-based vesting schedule that will be triggered upon a liquidity event. For the purposes of this table the holdings of employees and officers assumes that such liquidity event has occurred in connection with the Business Combination.

(26)
The business address of each of Alan Levine, David T. Hamamoto, Eric Bland, James Clements, Jason Enoch, Michael Bayles, Michael Nieri, Nikki Haley, Robert Dozier Tom O’Grady, Keith Feldman and Shelton Twine is 90 N Royal Tower Drive, Irmo, South Carolina 29063.

(27)
Includes (i) 66,667 UHG Class A Common Shares owned of record by PWN Trust 2018 and (i) 6,061,064 UHG Class B Common Shares converted from 16,000 GSH Class B Common Shares upon Closing. Shelton Twine and Pennington West Nieri may be deemed to have shared voting and investment power over the shares held by the Nieri Trusts based on their roles as co-trustee of the trusts. Under the maximum redemption scenario, we have assumed that PWN Trust 2018 elects to redeem the 66,667 UHG Class A Common Shares that are currently eligible for redemption.

(28)
Includes (i) 66,667 UHG Class A Common Shares owned of record by MEN Trust 2018 and (ii) 6,061,064 UHG Class B Common Shares converted from 16,000 GSH Class B Common Shares upon Closing. Shelton Twine and Maigan Elizabeth Nieri may be deemed to have shared voting and investment power over the shares held by the Nieri Trusts based on their roles as co-trustee of the trusts. Under the maximum redemption scenario, we have assumed that MEN Trust 2018 elects to redeem the 66,667 UHG Class A Common Shares that are currently eligible for redemption.

(29)
Includes (i) 66,667 UHG Class A Common Shares owned of record by PMN Trust 2018 and (ii) 6,061,064 UHG Class B Common Shares converted from 16,000 GSH Class B Common Shares upon Closing. Shelton Twine and Patrick Michael Nieri may be deemed to have shared voting and investment power over the shares held by the Nieri Trusts based on their roles as co-trustee of the trusts. Under the maximum redemption scenario, we have assumed that PMN Trust 2018 elects to redeem the 66,667 UHG Class A Common Shares that are currently eligible for redemption.

INFORMATION ABOUT GSH
Unless the context otherwise requires, for purposes of this section, the terms “we,” “us,” “the Company” or “GSH” refer to GSH and its subsidiaries.
Overview
GSH designs, builds and sells homes principally in South Carolina, with a smaller presence in Georgia. The geographical markets in which GSH presently operates its homebuilding business are currently high-growth markets, with substantial in-migrations and employment growth. GSH’s business historically consisted of both homebuilding operations and land development operations. Recently, GSH separated its land development operations and its homebuilding operations across separate entities in an effort to adopt best practices in the homebuilding industry associated with ownership and control of land and lots and production efficiency. Following the separation of the land development business, which is now primarily conducted by the Land Development Affiliates that are outside of the corporate structure of GSH, GSH employs an asset-light lot operating strategy, with a focus on the design, construction and sale of entry-level, first move up and second move up single-family houses. GSH principally builds detached single-family houses, and, to a lesser extent, builds attached single-family houses, including duplex houses and town houses.
Under its asset-light lot operating strategy, GSH controls its supply of finished building lots through lot purchase agreements with third parties including the Land Development Affiliates, which provide GSH with the right to purchase finished lots after they have been developed by the applicable third party. These agreements require GSH to pay the counterparty a cash deposit equal to a portion of the total price of the lots for which it obtains a right to purchase. The lot purchase agreements permit GSH to terminate the agreements at the cost of its deposit, providing GSH with flexibility over its lot supply. GSH believes that the use of lot purchase agreements is a capital-efficient way of operating, as it provides GSH with the ability to amass a pipeline of lots without the same risks associated with acquiring and developing raw land. GSH intends to continue to leverage its asset-light lot operating strategy in furtherance of its growth objectives.
Since breaking ground on its first home in 2004, GSH has closed at least 10,000 home sales through December 31, 2021. In 2022, GSH was ranked by ProBuilder as the 25th and 41st builder nationally for starter and single-family homes, respectively, based on home closings in 2021.
The geographic markets in which GSH presently operates its homebuilding business combine positive population and employment growth trends, favorable migration patterns, and attractive housing affordability. GSH’s markets also offer lower state and local income taxes when compared to many other locations, and desirable lifestyle and weather characteristics. GSH believes these favorable factors have recently been amplified by the remote work phenomenon that followed as a result of the COVID-19 pandemic, which brought migration from large urban areas that are employment centers to areas in which GSH builds homes.
As GSH reviews potential geographic markets into which it could expand its homebuilding business, either organically or through strategic acquisitions, it intends to focus on selecting markets with positive population and employment growth trends, favorable migration patterns, attractive housing affordability, low state and local income taxes, and desirable lifestyle and weather characteristics. GSH believes that the Southeastern states generally offer these characteristics to a greater extent than other geographic regions of the country, and expects the Southeastern states to be the principal focus of any future expansion of its homebuilding business.
GSH presently operates in three major market regions in South Carolina: Midlands, Upstate, and Coastal, and one market in Georgia.
The standard terms of GSH’s existing lot purchase agreements provide GSH with the right to purchase finished lots at market prices from independent third-party land developers. GSH pays deposits based on the aggregate purchase price of the finished lots, typically 10% of the purchase price of the finished lots. The deposit is credited against the purchase price of the finished lots. These lot purchase agreements generally provide GSH with the right to purchase the lots pursuant to the terms and conditions of the agreement, or to terminate the agreement for any reason. If GSH declines to close on the purchase of the lots, its primary legal obligation and economic loss as a result of such termination is limited to the amount of the deposit paid.
In the future, GSH expects to enter into lot purchase agreements with the Land Development Affiliates on similar terms as described above, which, when combined with contracts GSH currently has with third-party developers, would, if entered into, give GSH the contractual right to acquire approximately 9,500 lots.
Substantially all of the land development activities GSH was previously engaged in, directly or indirectly, were transferred to the Land Development Affiliates when GSH repositioned itself as an asset-light home builder. Michael Nieri is the President, Chief Executive Officer and Chairman of the board of UHG and is also an owner and board member of Pennington Communities, LLC, an entity formed to be the sole manager of each of the Land Development Affiliates. As a result of their relationship, GSH expects to have available a reliable pipeline of finished lots developed by the Land Development Affiliates in the near future. Lots developed from land owned by the Land Development Affiliates will be sold to UHG at fair market value.
For any sales of lots to GSH by the Land Development Affiliates that occur following the Business Combination, the UHG Related Party Transactions Committee, in accordance with UHG’s related party transaction policy, will be responsible for approving the terms of any such transaction, as well as other transactions between UHG or any of its subsidiaries, on the one hand, and Michael Nieri or any entity in which Mr. Nieri has a material ownership interest or control, on the other hand. The UHG Related Party Transactions Committee will establish and monitor procedures to be followed to ensure that sale prices reflect actual fair market value and will review all agreements and transactions entered into or to be entered into involving any of the Land Development Affiliates and UHG to ensure any such agreements and transactions are in arm’s length. However, because Mr. Nieri has material interests in the Land Development Affiliates, there may be situations in which UHG’s interests and Mr. Nieri’s interests are inherently not fully aligned in transactions that involve both UHG and one or more of the Land Development Affiliates, and in some cases Mr. Nieri’s interests may directly conflict with the interest of UHG. These conflicts may include, without limitation: conflicts arising from the enforcement of agreements between UHG and the Land Development Affiliates; conflicts in determining whether UHG may be able to obtain more beneficial terms by purchasing lots from other third-party developers; and conflicts in determining the terms of current or future agreements and transactions. These conflicts of interest may result in transactions whose terms or outcomes are less favorable to UHG than would otherwise be the case without such arrangements with the Land Development Affiliates.
GSH increased its revenues from approximately $327.3 million for the year ended December 31, 2020 to approximately $432.9 million for the year ended December 31, 2021. For the year ended December 31, 2021, GSH generated gross profit of 23.2%, adjusted gross profit of 24.1%, net income of approximately $62.4 million, and EBITDA margin of 15.4%. Gross profit adjusted gross profit, net income, and EBITDA are non-GAAP measures. See “GSH’s Management Discussion and Analysis of Financial Conditions and Results of Operation — Non-GAAP Financial Measures” for a reconciliation of each measure to its most directly comparable GAAP measure.
Market Opportunity
GSH believes that there is a significant housing shortage in the United States, which provides GSH with an opportunity to increase an already strong position in the Southeastern U.S. market. Long-term favorable fundamentals of low housing inventory, high employment growth over a trailing five-year period, and affordability relative to the national average home price create an opportunity for GSH to expand its homebuilding operations in the Southeastern United States.
The South was the only one of four U.S. regions that saw more people moving in than moving out domestically between 2020 and 2021, according to the U.S. Census Bureau. The population in South Carolina increased by more than 10% from 2010 to 2022, with the state now the fifth fastest growing state by population in the United States.
In addition, the COVID-19 pandemic accelerated many of the existing trends in the U.S. housing market, with demand increasing as many people migrated away from larger urban areas, a trend fueled by the increasing acceptance of remote work.

As of June 2021, the median age of a home in the United States was 39 years old. This rapidly aging resale stock, combined with an extremely low level of existing home inventory and a dearth of new home construction since the 2008 housing crisis highlights the significant and immediate need for additional housing supply. GSH believes that the South Carolina housing market, with the exception of the Charleston urban area, still remains affordable compared to many other markets. GSH believes that it is well-suited to meet this demand for new housing supply in the markets in which it operates based on its strong existing presence and reputation in the region.
GSH believes that its core markets in South Carolina are poised to benefit from the state’s economic expansion plans. South Carolina has a strong and growing manufacturing sector that is expected to benefit from the onset of “reshoring” of manufacturing from overseas. The major manufacturers in the state are currently in the aviation and automotive sectors. Boeing manufactures their new 787 Dreamliner in Charleston on the coast, while Lockheed Martin builds the F-16 fighter in Greenville in the upstate area. BMW has operated a large and growing plant in the upstate area since 1994, and Volvo opened a large manufacturing facility outside the Charleston area in 2018. Mercedes also manufactures their Sprinter Van near Charleston. Investment in educational and transportation infrastructure is also ongoing to support these industries. The Clemson University International Center for Automotive Research has the only graduate Department of Automotive Engineering in the nation, while the University of South Carolina in Columbia has established a Center for Aerospace Innovation and Research.
South Carolina is aggressively recruiting additional manufacturers to open or expand operations in the state, with particular interest from the burgeoning electric vehicle industry. Many of GSH’s key markets in South Carolina are expected to benefit from these future opportunities. Less than an hour from GSH’s headquarters in the core housing market area of the Midlands are three prepared industrial “megasites.” The state has dedicated over $200 million this year for economic incentives to recruit new industry. To accommodate increasing growth and freight movement needs, the state is also committing an additional $1.5 billion dollars over the next 14 years to accelerate interstate widening along the key I-26 corridor from Columbia to the Port of Charleston. GSH believes the long-term economic outlook for its market area of the Southeast is particularly strong due, in part, to these recruiting efforts by South Carolina.
As previously noted, GSH presently operates in three major market regions in South Carolina: Midlands, Upstate, and Coastal, and one market in Georgia.
Midlands
The GSH Midlands regional market area runs approximately 100 miles along the I-20 corridor from Augusta, Georgia to Kershaw County in South Carolina. Specific sub-markets include Augusta, Aiken, Columbia, Kershaw, and Sumter. Current economic drivers in this region are primarily government and military activities, although there is a growing manufacturing sector. The Midlands market has a large number of significant military installations. These include Fort Jackson in Columbia, the largest training base in the Army; Shaw Air Force Base in Sumter, home to an F-16 Fighter Wing, a drone squadron, as well as the recently relocated U.S. Army Central headquarters; and Fort Gordon in Augusta, the new home of the U.S. Army Cyber Command. This large military presence provides a source of potential homebuyers with significant job stability, as well as a large number of military retirees who may look to buy homes in the area. Manufacturing has noticeably increased in the Midlands over the past decade, with Michelin and Continental tire plants, pharmaceutical and medical supply manufacturers, and Amazon distribution facilities. The Midlands is also home to the University of South Carolina, a major research university. Population growth in the Midlands market has been steady, with approximately 8.9% growth since 2010 in the Columbia metro area. Homebuyers in the Midlands market range from families to retirees, and generally focus on affordability. The average purchase price for a new home in the Midlands market in 2021 was $280,273. GSH closed 1,091 homes in the Midlands market in 2021, with an average price of $241,130.
Upstate
The GSH Upstate market encompasses approximately 70 miles of the I-85 corridor in the northern part of South Carolina, from near the Georgia border to Spartanburg. Specific sub-markets include the Clemson area, Greenville, Spartanburg, Greenwood, and Laurens. Manufacturing is the primary economic driver of this market, partially driven by major facilities of BMW, Michelin, GE, and Lockheed Martin, as well as other companies that support these manufacturers. The Upstate market is also home to Clemson University, a major research university and home to more than 20,000 students. Greenville has undergone a major downtown redevelopment and has now become a notable travel destination. It was recently ranked in the Top 5 Best Small Cities in the United States by Condé Nast. The Upstate area is also well-known for its abundant outdoor recreation opportunities, including world-class whitewater rafting and kayaking on the Chattooga River, as well as abundant hiking opportunities to beautiful mountains and waterfalls such as Caesar’s Head, Table Rock, and Issaqueena Falls. Population growth in the Upstate market has been strong, partially driven by almost 20% growth since 2010 in the Greenville metro area. The average purchase price for a new home in the Upstate market in 2021 was $284,893. GSH closed 454 homes in the Upstate in 2021, with an average price of $260,678.
Coastal
The GSH Coastal market follows along a 120-mile corridor of US-17 from Charleston to the North Carolina border, with sections extending further inland. Specific sub-markets include Charleston, Georgetown, Pawleys Island, Myrtle Beach, Conway, and Florence. The Coastal market’s economy is primarily driven by tourism, although the Charleston metro area also has a significant manufacturing presence, driven by facilities of Boeing, Volvo, and Mercedes. Charleston also has the eighth largest maritime seaport in the country, which saw higher cargo growth rates in 2021 than any other U.S. seaport in the last decade. The warm climate, beach access, world-class amenities, and recreational opportunities draw visitors year-round. Travel and Leisure Magazine has named Charleston the “Best City to Visit in the U.S.” for 10 years straight, while Myrtle Beach draws over 19 million visitors annually from around the world to its nearly 60 miles of beaches and numerous golf courses. While the Charleston metro market has seen dramatic price appreciation over the past few years, the rest of the Coastal market retains an affordability edge, particularly among sub-markets further inland. Demographics for homebuyers in the Coastal market vary, but there is a strong presence of out-of-state buyers and retirees. The population of both the Myrtle Beach area and Charleston metro area has increased more than 25% since 2010. The average purchase price for a new home in the Charleston metro area in 2021 was $424,560, with Myrtle Beach significantly lower at $321,815. GSH closed 160 homes in the Coastal market in 2021, with an average price of $310,681.
Competitive Strengths
GSH’s primary business objective is to create long-term returns for stockholders through its commitment to produce quality-built homes at affordable prices. GSH believes that its reputation, commitment to excellence and its support for its customers through the home buying process sets it apart from other public company homebuilders. GSH believes that the following strengths position it well to execute its business strategy and capitalize on opportunities in the Southeastern United States and across the country.
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Established Track Record of Strong Organic Growth.   Proven growth and operating successes are hallmarks of GSH’s history. GSH has grown closings both by unit count and total value in the first half of the year at a 17% and 30% compound annual growth rate, or CAGR, respectively, over the past three years. Led by Michael Nieri since its inception, GSH has closed at least 10,000 homes since 2004. GSH consistently ranks as one of the nation’s fastest growing homebuilders and was declared the 3rd fastest growing private builder in America by Builder Magazine in 2017. By 2022, GSH rose to 45th on the “Builders 100” list.

•
Leading Share in Existing Markets and Close Proximity to Adjacent High-Growth Markets.   According to the U.S. Census Bureau, GSH’s home state of South Carolina experienced population growth of 10.7% from 2010 to 2020, exceeding the national average of 7.4% over the same period of time. Not only does GSH enjoy leading market share in a majority of the submarkets they serve in South Carolina and Georgia, but GSH is based within 500 miles of some of the fastest growing markets in the U.S based on new home sales. This includes markets like Raleigh / Durham, Nashville, Jacksonville and Orlando, which carry the potential for expansion both organically and via strategic acquisitions. GSH’s proximity to growing population centers of the Southeast provide a unique advantage over homebuilders with less of a focus in these regions.

•
Land-light Operating Model Drives Superior Returns with Less Capital at Risk.   GSH and other land-light builders do not hold large land positions on balance, but rather partner with land developers including the Land Development Affiliates that hold land and finished lots and deliver them to the builder on a “just-in-time” basis. GSH believes that this land-light model results in a more balance-sheet efficient strategy, which is expected to drive higher returns while offering more flexibility in response to changing economic conditions, and expects this to result in more stable financial performance through the housing cycle due to low invested capital and the ability to walk away from lot purchases in down markets. Because of the higher and more stable return profile, land light builders tend to trade at higher valuation multiples than peers that own considerable land positions.
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Highly Experienced, Aligned and Proven Management Team.   GSH benefits from a highly experienced management team that has demonstrated the ability to adapt to ever-changing market conditions while generating substantial growth and innovation. GSH’s executive officers and key employees have over 100 years of cumulative experience in the homebuilding industry. GSH believes its management team’s wide-ranging industry experience, combined with its incentivized executive compensation structure, have been and will continue to be the key to its success.

Growth Strategy
GSH’s management and board have established a multi-pronged growth strategy. GSH expects to achieve its growth goals through successful execution of the following strategies:
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Continue to Leverage Key Macro Housing Trends.   GSH plans to continue to capitalize on the macro housing trends including the ongoing migration from higher-cost areas in the Northeast to more affordable markets in the Southeast. Given its focus on entry-level and first-time move-up buyers, GSH also expects to take advantage of the continued inflation in rental rates to encourage renters to consider home buying as an alternative to renting. It is GSH’s view that household formation, life events and ongoing rent inflation are larger drivers in an entry-level homebuyer’s decision process than interest rates.

•
Capitalize on Strong Growth in Core Markets.   U.S. Census Bureau data indicates GSH’s existing and adjacent markets continue to grow faster than national averages. These conditions are expected to allow well-capitalized homebuilders with a meaningful presence in these markets to grow faster than industry averages. For GSH going forward, market share take, growth in community count, and a re-composition of community size are expected to drive organic growth. Specifically, community count is expected to increase in 2023, and GSH expects average community size to increase in its target markets. Management of GSH expects that larger communities will allow the company to better manage sales cadence and even-flow production schedules, thereby generating increased operating leverage. GSH and its predecessors have demonstrated an ability to capitalize on these trends for more than 20 years, and capital provided from the Business Combination is expected to support additional growth in the future.

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Accretive Mergers and Acquisitions (M&A).   Homebuilding is a business that benefits from scale, where the benefits of operating as a larger entity can result in lower costs and higher margins. Further, GSH believes that the changing macroeconomic environment in 2022 will result in an increased willingness of smaller builders to explore partnerships with larger organizations. Management believes GSH has an opportunity to be an “acquirer of choice” for these smaller builders as GSH’s acquisition strategy is focused on retaining local operations and brands. GSH has in place dedicated personnel focused on M&A opportunities.

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Programmatic Build to Rent (BTR) Relationships.   Single-family rental pricing increased 13% nationally in 2021, driven by strong demand and limited supply for single-family rental assets. Institutional owners of residential rental homes are increasingly turning to homebuilders to help meet the need for more housing supply. Further, newly constructed rental homes tend to come with lower maintenance costs and higher rents than older homes. GSH’s existing product set, geared towards entry-level and first-time move-up buyers, is highly consistent with the rental product desired by institutional capital. GSH has considerable experience developing single-family rental homes, and is in discussions with and expects to enter programmatic relationships with institutional investors for development of Built to Rent (“BTR”) communities. GSH expects that its BTR communities will be constructed in bulk. In 2022, GSH is contracted to deliver 41 units in one BTR community. It is expected that institutional owners will close and take possession of this BTR community in the fourth quarter of 2022 or first quarter of 2023. GSH is also exploring opportunities for additional BTR communities in its operational footprint. GSH hopes to grow this volume with other participants over time, and expects to offer transparency and guidance to investors and the market on its BTR activities as a regular course of business and communication going forward. Finally, GSH’s BTR approach is expected to be (1) ongoing and repeatable in nature, (2) transparent, visible and predictable to public equity investors, and (3) an extension of GSH’s balance sheet efficient approach to what has traditionally been a capital intensive business. GSH is targeting approximately 10 – 20% of closings annually from its BTR initiative.
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Ancillary Revenue Growth Opportunities.   GSH management continuously looks for accretive sources of EBITDA growth, not just in product line opportunities, but also in opportunities to drive additional EBITDA from existing operations. A key example of this is the recent formation and launch of Homeowners Mortgage, which began generating revenue in July 2022. The creation of Homeowners Mortgage, currently structured as a joint venture with a leading national lender, which will arrange mortgage financing for potential homebuyers, is anticipated to deliver incremental high margin revenue to GSH and its shareholders. Beyond being a new source of revenue and EBITDA for GSH with little incremental expense or capital investment, it is anticipated that the Homeowners Mortgage joint venture will improve buyer traffic conversion and reduce backlog cancellation rates as well.

GSH’s History
GSH was founded in 2004 in Columbia, South Carolina, with the vision of providing well-built, affordably-priced homes for first-time homebuyers. Since that time, GSH has grown dramatically and has become the 45th largest home builder in the United States, having closed at least 10,000 homes since 2004.
GSH first began building homes in 2004 in the Northeast area of Columbia, South Carolina, producing products for entry-level buyers. By the late 2000s, GSH had expanded into several other markets in the Midlands area of South Carolina, including Lexington County, Richland County, and Kershaw County. Subsequently, GSH entered the Sumter, South Carolina market in 2013 and has grown to be the number one builder in that market. In 2014, GSH entered the Aiken and Florence markets in South Carolina, as well as the Augusta, Georgia market. Over this eight-year expansion, GSH averaged over 20% growth per annum in closings average annual unit growth. By 2017, GSH had expanded into the Coastal market (Charleston, Myrtle Beach) and the Upstate market (Greenville, Clemson).
GSH is one of the largest private builders in South Carolina and one of the top home builders in South Carolina. GSH holds particularly strong market share in Sumter (58%), Clemson (42%), and the Midlands (23%). Revenues more than doubled from $171 million in 2017 to $432.9 million in 2021. Unit closings also more than doubled during that time period, from 773 in 2017 to 1,705 in 2021.
Moving forward, GSH intends to capitalize on its demonstrated operational experience to grow its market share within its existing markets and to opportunistically expand into new markets where it identifies strong economic and demographic trends that provide opportunities to build homes that meet its profit and return objectives.
GSH Products and Customers
GSH’s Homes and Homebuyers
GSH’s homebuilding business is driven by its commitment to building high quality homes at affordable prices in attractive locations, while delivering excellent customer service. GSH empowers its customers with flexibility to personalize their desirable open floor plans with a wide array of finishes, options and upgrades to best fit their distinctive tastes and unique needs.
In its portfolio of home plans, GSH offers a series of single-family detached and attached homes. The homes are targeted for entry-level buyers, first-time move-ups, second-time move-ups, third-time move-ups, and some custom builds. Entry-level homebuyers are typically seeking an economical path to home ownership and desire square footage, quality design and construction at affordable prices. First-time move-up homebuyers generally desire the opportunity to select and upgrade features in their homes. Second-time move-up homebuyers generally seek larger floorplans with a higher level of finish with the ability to upgrade additional features. Third-time move-up homebuyers are similar to second-time move-ups but desire a higher level of finish and top-shelf options and upgrades.
The following table sets forth the approximate current price ranges of GSH’s homes by homebuyer profile in each of its core markets.
Homebuyer Profile – Price Ranges by Markets(1)
Market	Entry-Level	1st Move-Up	2nd Move-Up	3rd Move-Up / Custom
Upstate, SC	< $250,000	$250,000 – $300,000	$300,000 – $375,000	$375,000 – $450,000+
Midlands, SC	< $250,000	$250,000 – $350,000	$350,000 – $400,000	$400,000 – $500,000+
Coastal, SC	< $325,000	$325,000 – $350,000	$350,000 – $450,000	$450,000 – $600,000+
Overall GSH	< $250,000	$250,000 – $300,000	$300,000 – $375,000	$375,000+

(1)
Prices are reflective of ranges for the year ended December 31, 2021. As a result of increased prices in 2022, each price profile has increased by $43,000 for the year to date.

The table below sets forth GSH’s product mix by buyer type for the period for the first nine months of 2022 and for calendar year 2021. The unit totals are based on closings.
	Homebuyer Profile – Product Mix by Buyer Type
	Nine Months Ended September 30, 2022		Year Ended December 31, 2021
Homebuyer Profile	Number of Home Closings	% of Total	Number of Home Closings	% of Total
Entry Level	625	51.4%	924	54.2%
1st Move-Up	474	39.0%	644	37.8%
2nd Move-Up	94	7.7%	104	6.1%
3rd Move-Up	23	1.9%	33	1.9%
Total	1,216	100.0%	1,705	100.0%
The following table shows GSH’s product mix by buyer type within its three major current markets: Upstate, Midlands and Coastal regions. Presented are house closings for the first nine months of 2022 and for calendar year 2021.
	Homebuyer Profile – Product Mix by Buyer Type by Market
	Nine Months Ended September 30, 2022						Year Ended December 31, 2021
	Number of Home Closings						Number of Home Closings
	Upstate	Midlands	Coastal	Total	% of Total		Upstate	Midlands	Coastal	Total	% of Total
Entry Level	160	311	154	625	51.4%	Entry Level	203	616	105	924	54.2%
1st Move-Up	94	375	5	474	39%	1st Move-Up	184	452	8	644	37.8%
2nd Move-Up	67	4	23	94	7.7%	2nd Move-Up	45	21	38	104	6.1%
3rd Move-Up	12	2	9	23	1.9%	3rd Move-Up	22	2	9	33	1.9%
Total	333	692	191	1,216	100.0%	Total	454	1,091	160	1,705	100.0%
Land Acquisition Strategy and Development Process
Locating and analyzing attractive land positions is a critical challenge for any homebuilder. GSH controls its supply of land positions through lot purchase agreements. GSH’s land selection process begins with key economic drivers: population, demographic trends and employment growth.
Following the separation of the land development business, GSH currently operates under an asset-light lot operating strategy that allows GSH to avoid engaging in land development activities, which requires significant capital expenditures and can take several years to realize returns on the investment. Instead, GSH contracts with third-party land developers and the Land Development Affiliates, each for the purchase of developed lots. GSH’s strategy avoids the financial commitments and risks associated with direct land ownership and land development, and allows it to control a significant number of lots by putting down deposits on the lots, a relatively low capital commitment compared to the acquisition of land and a materially lower capital commitment than is required for the development of the land into finished lots. The deposit is typically 10% of the purchase price of the lots.
GSH’s land selection and sourcing process involves collaboration between GSH, third-party land developers, and the Land Development Affiliates. This collaboration relies on GSH’s longstanding relationships with land sellers, brokers and third-party developers in its target markets. This enables GSH to source land in a cost-effective manner for development by the Land Development Affiliates and to secure the right to purchase finished lots from the Land Development Affiliates and third-party developers.
Lot purchase agreements are generally entered into with the land developers between six and 24 months in advance of the expected completion of the land development, depending on whether the land is fully permitted and approved at the time the lot purchase agreement is entered into. In cases where the land is not fully permitted and approved, lot purchase agreements are generally entered into between 18 and 24 months in advance of the expected completion of the land development. In cases where the land is fully permitted and approved, lot purchase agreements are generally entered into between six and 18 months in advance of the expected completion of the land development. Pursuant to GSH’s lot purchase agreements, the lots are offered to GSH for purchase on a rolling basis, which is designed to mirror its expected home sales.
Owned and Controlled Lots
The following table presents GSH’s owned or controlled lots by market as of September 30, 2022 and December 31, 2021.
	As of September 30, 2022			As of December 31, 2021
Market / Division	Owned	Controlled	Total	Owned	Controlled	Total
Midlands	108	5,423	5,531	109	5,636	5,745
Coastal	26	1,227	1,253	44	1,135	1,179
Upstate	129	2,625	2,754	147	1,704	1,851
Total	263	9,275	9,538	300	8,475	8,775
Owned Real Estate Inventory Status
The following table presents GSH’s owned real estate inventory status as of September 30, 2022 and December 31, 2021.
	As of September 30, 2022	As of December 31, 2021
Owned Real Estate Inventory Status(1)	% of Owned Real Estate Inventory	% of Owned Real Estate Inventory
Homes under construction and finished homes	85%	88%
Developed lots	15%	12%
Total	100%	100%

(1)
Represents owned homes under construction and finished lots.

Homebuilding, Marketing and Sales Process
GSH is a production builder, primarily focused on entry-level, first, and second move-up homebuyers, with some third move-up and custom construction. GSH bases the decision on what type of home to build according to its market analysis of potential homebuyers. Home construction ranges from attached single-family product such as townhomes and duplexes to detached single-family homes up to five-bedroom two-story product, primarily using plans designed in-house by GSH. The GSH build-on-demand market entails a homebuyer selecting a lot in a GSH development and picking from a selection of GSH predesigned home plans and options. GSH does some limited custom home construction as well.
GSH uses a variety of marketing tools to reach potential homebuyers, but online marketing has become a key strength of the GSH business model, allowing it to reach a broad range of potential homebuyers at relatively low expense compared to traditional advertising platforms. The digital marketing methods that GSH employs include strategic e-marketing efforts to its current database of potential customers, internet advertising enhanced by search engine marketing, search engine optimization and campaigns and promotions across an array of social media platforms. GSH has also had measurable success utilizing its online digital chat function to assist with inquiries and direct traffic directly to its onsite sales representatives. One area of strength in GSH’s digital marketing has been to leverage virtual home tours of inventory and model homes, which has been particularly effective in selling homes to buyers moving into the area from other regions of the country.
While digital marketing is a key component of the GSH home sales process, most homebuyers will ultimately want to visit a GSH product in person prior to purchasing, and GSH maintains model homes in most developments for potential buyers to see in-person the quality and design features of our homes, as well as the different options that may be available. Onsite sales representatives are present seven days a week in GSH developments to answer questions and provide potential homebuyers with a point-of-sale contact. While efficient marketing methods are important, real estate remains a complicated sales transaction and providing a potential buyer with access to a dedicated onsite sales representative who is an expert on the community is a key to the success of GSH’s sales process. Onsite sales representatives are typically local realtors who have contracted with GSH to provide this service. This allows GSH to provide potential homebuyers with a high level of service and knowledgeable onsite sales representatives without incurring the significant overhead cost of hiring full-time employees to service every development. GSH also puts a great deal of effort into maintaining good relationships with local real estate professionals in its target markets. GSH believes that this gives it a competitive advantage over other builders who rely almost solely on in-house marketing efforts.
As a regional builder, GSH has built and strives to maintain a strong reputation with its buyers, real estate partners, and the communities in which it operates. This entails being an active partner in local homebuilding, realtor, Chamber, and community organizations. GSH believes that its local presence with these partners gives it a “soft” advantage over national builders, that, while hard to measure, is distinctly noticeable. Giving back to the community through philanthropic efforts has also always been a hallmark of GSH and its founder, Michael Nieri. All of these things taken together have built a strong reputational brand.
Backlog, Sales and Closings
For reporting purposes, a new home “sale” occurs when a buyer has been pre-approved by a mortgage lender, has signed a sales contract with GSH, and has placed a deposit towards the purchase of the home. A “start” occurs when groundbreaking on a home has begun, such as pouring the foundation or footings. “Closing” occurs when the legal process for completing the sale of the home has been finalized and GSH has been paid for the sale. A certain number of sales will not be closed for one reason or another, and these are reported as “cancellations.” Homes in “backlog” are those that are under a sales contract but have not closed.
For reporting purposes, the total number of sales is reported as the number of sales during the applicable period, minus the cancellation of existing contracts during that same period. Cancellation rate is determined by the total number of cancellations for the period divided by total number of sales during the same period. Backlog is calculated as the number of homes in backlog from the prior period, plus sales for the current period, minus the number of closings for the current period.
The tables below report sales, starts, closings, and backlog in each of GSH’s primary markets for the first nine months of 2022, as well as the previous years of 2021 and 2022.

	Nine Months Ended September 30,						Period Over Period Percent Change
	2022			2021
Market	Sales	Starts	Closings	Sales	Starts	Closings	Sales	Starts	Closings
Coastal	128	169	191	153	449	97	(16)%	(62)%	97%
Midlands	577	611	692	880	1,730	760	(34)%	(65)%	(9)%
Upstate	283	317	333	364	785	317	(22)%	(60)%	5%
Total	988	1,097	1,216	1,397	2,964	1,174	(29)%	(63)%	4%
	Year Ended December 31,						Period Over Period Percent Change
	2021			2020
Market	Sales	Starts	Closings	Sales	Starts	Closings	Sales	Starts	Closings
Coastal	204	260	160	276	169	239	(26)%	54%	(33)%
Midlands	1,123	1,133	1,091	990	1,004	862	13%	13%	27%
Upstate	494	474	454	471	506	370	5%	(6)%	23%
Total	1,821	1,867	1,705	1,737	1,679	1,471	5%	11%	16%
The following table presents information concerning GSH’s new orders, cancellation rate and ending backlog for the periods (and at the end of the period) set forth below.
	Nine Months Ended September 30,		Year Ended December 31,
	2022	2021	2021	2020
Net New Orders	988	1,397	1,821	1,737
Cancellation Rate	15.4%	14.2%	14.3%	11.5%
	As of September 30,		As of December 31,
	2022	2021	2021	2020
Ending Backlog – Homes	391	744	800	513
Ending Backlog – Value (in thousands)	$123,544	$196,438	$210,000	$121,000
Materials, Procurement and Construction
When constructing its homes, GSH uses various materials and components and is dependent upon building material suppliers for a continuous flow of raw materials. It typically takes GSH between 90 and 150 days to construct a single-family home and typically longer for custom builds. GSH’s material pricing is subject to fluctuations until construction on a home begins, at which point work orders and purchase orders are issued to subcontractors locking in the price for that particular home. Some of the factors creating the fluctuations are seasonal variation in the building cycle, labor and material supply chain disruptions, international trade disputes and resulting tariffs and increased demand for materials as a result of the improvements in the housing market. See “GSH’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Factors Affecting GSH’s Results of Operations” for additional information.
GSH’s objective in procurement is to maximize efficiencies on local and regional levels and to ensure consistent utilization of established contractual arrangements. GSH employs a comprehensive procurement program that leverages its size and geographic footprint to achieve attractive cost savings and, whenever possible, standardize products to be used with multiple subcontractors and suppliers. GSH currently determines companywide specifications for the majority of products installed with its trade partners. This standardization process supports GSH’s efforts to maintain service levels and delivery commitments and to protect its pricing, and allows for no charge or free model home products and provides a pre-negotiated rebate amount. GSH also leverages its volume to negotiate better pricing from manufacturers. GSH currently has numerous national distribution arrangements in place for framing supplies, plumbing fixtures, appliances, heating, ventilation and air conditioning systems, roofing and other supplies.
GSH has extensive experience managing all phases of the construction process. Although GSH does not employ its own skilled tradespeople, such as plumbers, electricians and carpenters, GSH utilizes its relationships with local and regional builder associations to identify reputable tradespeople and actively participates in the management of the entire construction process to ensure that GSH homes meet its high standard of quality. GSH has area construction managers who report to division managers and the EVP of Construction. Project managers are grouped together geographically under the supervision of the area managers. The area managers are generally responsible for over a dozen communities, which typically each have a dedicated superintendent who oversees construction in the community by their subcontractors. GSH’s enterprise resource planning system and integrated construction scheduling software, along with a 3rd party scheduling software, allow its project managers to closely monitor the construction progress of each of their homes. GSH’s software also enables its project managers to monitor the completion of work, which in turns expedites payments to their subcontractors. GSH’s project managers are also responsible for making any adjustments to a home before delivery to a purchaser and for after-sales service pursuant to its warranty.
Customer Relations, Quality Control and Warranty Program
GSH pays particularly close attention to the product design process and carefully considers quality and choice of materials in an attempt to eliminate building deficiencies and reduce warranty expenses. GSH’s policy is to require all of its vendors and sub-contractors, in connection with its onboarding process, to execute its standard terms agreement, which includes, among other provisions, work quality standards. GSH’s onboarding process also requires all vendors and subcontractors to provide proof of insurance, including liability insurance and workers compensation insurance, and to include GSH as an additional insured under such policies. The quality and workmanship of GSH’s subcontractors are monitored in the ordinary course of business by GSH’s project managers and area managers, and GSH conducts regular inspections and evaluations of its subcontractors to ensure that its standards are being met. In addition, local governing authorities in all of GSH’s markets require the homes GSH builds to pass a variety of inspections at various stages of construction, including a final inspection in which a certificate of occupancy, or its jurisdictional equivalent, is issued.
GSH maintains professional staff whose role includes the provision of a positive experience for each customer throughout the pre-sale, sale, building, closing and post-closing periods. These employees are also responsible for providing after-sales customer service. GSH’s quality and service initiatives include taking customers on a comprehensive tour of their home prior to closing and using customer survey results to improve its standards of quality and customer satisfaction.
GSH provides each homeowner with product warranties covering workmanship and materials for one year from the time of closing, and warranties covering structural systems for 10 years from the time of closing and, depending on the size of the warranty claim, GSH may seek to cover claims through its general liability insurance policy. GSH believes that its warranty program meets or exceeds terms customarily offered in the homebuilding industry. The subcontractors who perform most of the actual construction of the home also provide to GSH customary warranties on workmanship.
Competition and Market Factors
GSH faces competition in the homebuilding industry, which is characterized by relatively low barriers to entry and multiple operators. GSH’s competition includes national, regional, and local homebuilders, as well as the individual home resale market and available rental housing. Homebuilders compete for, among other things, homebuyers, desirable lots, financing, raw materials and skilled labor. Competition for homebuyers is primarily based upon factors such as price, location, design, quality, and the reputation of the builder. Increased competition may prevent GSH from acquiring attractive lots on which to build homes or make such acquisitions more expensive, hinder its market share expansion or lead to pricing pressures on its homes that may adversely impact its margins and revenues.
The housing industry is cyclical and is affected by consumer confidence levels, employment, affordability, prevailing economic conditions and interest rates. Other factors that affect the housing industry and the demand for new homes include: the availability and the cost of land, labor and materials; changes in consumer preferences; demographic trends; and the availability and interest rates of mortgage finance programs. See “Risk Factors” for additional information regarding these risks.

GSH is dependent upon building material suppliers for a continuous flow of raw materials. Whenever possible, GSH attempts to utilize standard products available from multiple sources. In the past, such raw materials have been generally available in adequate supply.
GSH has been affected by supply chain disruption as a result of the COVID-19 pandemic. This disruption has similarly affected GSH’s competitors. GSH has adjusted its raw material purchasing to respond to the challenges of this supply chain disruption, including by an increased use of standardized components in its houses, purchasing larger quantities of standardized components, and focusing on standardization that will allow the components to be sourced from multiple manufacturers.
See “GSH’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Factors Affecting GSH’s Results of Operations” for additional information.
Seasonality
The sale of both new and existing homes in the United States exhibit demonstrable seasonality over the course of a calendar year. This seasonality can be evidenced across multiple sources including, but not limited to, government data (U.S. Census Bureau), trade groups (National Association of Realtors) and public company reports. Typically, prospective home buyers search for homes beginning in late winter to early spring, which in industry parlance is often referred to as the “spring buying season”. As homes are constructed, those contracts are then closed upon through the summer into fall. As a result, GSH and the homebuilding industry tends to experience more new home sales in the first half of a calendar year and increased closings and revenue recognition in the second half of a calendar year.
In all of its markets, GSH has historically experienced similar variability in its results of operations and capital requirements from quarter to quarter due to the seasonal nature of the homebuilding industry. As a result, GSH’s revenue may fluctuate on a quarterly basis. As a result of seasonal activity, GSH’s quarterly results of operations and financial position at the end of a particular quarter are not necessarily representative of the results it expects at year end. GSH expects this seasonal pattern to continue in the longterm. See “GSH’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Costs of Building Materials and Labor — Seasonality” for additional information.
Governmental Regulation and Environmental, Health and Safety Matters
As a licensed builder in Georgia and South Carolina, GSH is subject to each state’s statutes and regulations governing licensure, as well as other federal, state, and local laws and ordinances that govern the construction of homes in the relevant jurisdictions in which GSH operates. Homes built by GSH in Georgia and South Carolina are required to be built to conform to the standards established by the latest edition of the International Residential Code (“IRC”) (as adopted and modified by each state). The construction of homes to the IRC standards is closely monitored by local authorities, and homes built by GSH must pass inspection at multiple stages of the construction process. Enforcement of the IRC standards is conducted at the local level, which has led and may continue to lead to conflicting interpretations among the multiple jurisdictions in which GSH does business, and can cause delays to the construction process. Changes to the IRC or differences in interpretation among jurisdictions may result in additional costs incurred by GSH in the construction process.
Preparation of building sites for homes is governed by a variety of federal, state, and local environmental statutes, regulations, and ordinances. As a purchaser of finished lots from developers, one of the principal regulatory requirements that affects GSH is the requirement that it comply with stormwater and erosion control measures. Regulators frequently inspect GSH homes for compliance with these measures, and fines and other penalties causing delays may be imposed if such inspections reveal that these regulations have not been complied with.
Federal and state environmental laws may hold current or former real estate owners strictly or jointly and severally liable for certain hazardous or toxic substances that may be found on the property. Current or former owners may be required to investigate and clean up these substances and owners can be found liable for related damages. Homes subject to these conditions, or certain naturally occurring conditions like methane or radon, may require a mitigation plan, and a home subject to a mitigation plan may be less attractive to buyers. Use of building material by GSH that is found to be hazardous and to cause injury could also result in GSH being held liable for damages.
GSH procures lots for building homes from the Land Development Affiliates and other third-party developers. The supply of lots from these companies is affected by a number of federal, state, and local statutes, regulations, and ordinances, and can lead to substantially increased costs, delays, or even cancellation of the construction of communities. Unexpected factors such as an endangered species being found on a site, unanticipated jurisdictional wetlands, or geotechnical factors may lead to delays in the supply of lots or increased costs. Local governments may pass restrictions on density and other zoning requirements that make building homes more costly or impractical. Local jurisdictions may also pass moratoriums on development or issuing building permits that can affect the supply of lots to GSH. While GSH will generally purchase developed and entitled lots from the Land Development Affiliates and other third-party developers, these lots may be subject to subsequent restrictions and regulations by local authorities, which can increase costs. GSH expects the use of local government land-use regulation to restrict residential development will intensify in the future.
Homeowners Mortgage, GSH’s joint-venture mortgage brokerage company, is subject to a wide array of federal and state statutes and regulations. As a mortgage broker, Homeowners Mortgage is primarily regulated by state financial services regulators: the South Carolina Department of Consumer Affairs (SCDCA), the South Carolina Board of Financial Institutions (SCBOFI), the North Carolina Commissioner of Banks (NCCOB), and the Georgia Department of Banking and Finance (GADBF). In addition, federal enforcement authority is vested with the Federal Trade Commission (FTC) and the United States Consumer Financial Protection Bureau (CFPB). Homeowners Mortgage is subject to both federal and state law, including regulations promulgated by federal financial regulators (mainly, the CFPB and Federal Reserve Board) and the state financial regulators, which implement these laws. State financial regulators oversee the licensing of Homeowners Mortgage as a mortgage broker. Homeowners Mortgage maintains a Mortgage Broker License in North Carolina and South Carolina and a Mortgage Broker/Processor License/Registration in Georgia. Homeowners Mortgage’s activities, advertising, disclosures to consumers, and its relationship with mortgage loan originators (MLOs) is subject to numerous federal laws, including the Real Estate Settlement Practices Act (RESPA) and its implementing regulation, Regulation X; the Truth in Lending Act (TILA) and Regulation Z; the Equal Credit Opportunity Act (ECOA) and Regulation B; the Secure and Fair Enforcement for Mortgage Licensing Act of 2008 (SAFE Act); the Home Mortgage Disclosure Act (HMDA) and Regulation C; the Gramm-Leach-Bliley Act (GLBA) and Regulation P; the Fair Credit Reporting Act (FCRA) and Regulation V; and the Mortgage Acts and Practices — Advertising Rule (MAP Rule) and Regulation N. Some of these laws and regulations directly apply to Homeowners Mortgage, while other obligations apply indirectly through its relationship with the MLOs. The states in which Homeowners Mortgage operates have corollary legal and regulatory regimes, as well as additional restrictions on the conduct of mortgage brokerage businesses that are specific to transactions within the given state. Beyond these laws and regulations, Homeowners Mortgage is subject to compliance with the terms of various governmental and government-sponsored enterprise (GSE) underwriting and compliance guides. These programs, such as those operated by the Federal Housing Administration (FHA), the Veterans Benefits Administration (VA), the United States Department of Agriculture (USDA), the Federal National Mortgage Association (FNMA/Fannie Mae), the Government National Mortgage Association (GNMA/Ginnie Mae), and the Federal Home Loan Mortgage Corporation (FHLMC/Freddie Mac) promulgate regulations and guidelines pursuant to which they will originate or guarantee mortgage loans.
Human Capital Resources and Organizational Culture
GSH builds quality homes for the people in the Southeastern United States. The values GSH team members bring to accomplish that mission are those common to where they grew up, individually and as an organization. GSH enjoys a sterling reputation with its customers, competitors, developers, and government officials driven by its institutional values. This hard-won reputation of its team members and organization gives GSH a competitive advantage over national builders in GSH’s core markets. GSH believes that its culture, and the commitment of its team members to it, has enabled GSH’s growth rate to date.
GSH currently has approximately 178 full-time team members. Of these, approximately 119 work in or are based out of the corporate office in Irmo, SC, which is located in the largest GSH regional market, the

Midlands. GSH also has an office in the Upstate market in Mauldin, SC, with approximately 32 employees, and an office in the Coastal market in Myrtle Beach, SC, with approximately 27 employees. The regional concentration of GSH markets, mostly within a two-hour drive from corporate headquarters in Columbia in the Midlands market, allows GSH to retain a light, cost-effective team and infrastructure footprint in the Upstate and Coastal markets.
GSH offers its team members generous benefits, including paid time off, health insurance and a 401k retirement plan. GSH values its team members and understands the importance of them to the success of our business. No GSH team members are members of a labor union or covered by a collective bargaining agreement, there have been no work stoppages or strikes, and relations between GSH and team members are believed to be positive. GSH primarily uses subcontractors to build homes, and GSH believes it has good relationships with these subcontractors.
Facilities
GSH’s corporate headquarters are located in Irmo, South Carolina, which is only a few miles from Columbia, the state capitol of South Carolina. The corporate office consists of approximately 15,000 square feet of office space. GSH also leases local offices in Myrtle Beach, SC, in the Coastal area of South Carolina, and Mauldin, SC, in the upstate area of South Carolina. GSH believes that its current facilities are adequate to meet its current needs.
Legal Proceedings
From time to time, GSH is a party to ongoing legal proceedings in the ordinary course of business. GSH does not believe the results of currently pending proceedings, individually or in the aggregate, will have a material adverse effect on its business, financial condition, results of operations or liquidity.

MANAGEMENT OF GSH
GSH’s current directors, executive officers and key employees are as follows, with their ages as of September 30, 2022:
Name	Age	Position
Michael Nieri	58	Chairman, Chief Executive Officer, President, and Director
Shelton Twine	49	Chief Operating Officer
Tom O’Grady	67	Chief Administrative Officer and Director
Steve Lenker	55	Executive Vice President, General Counsel, and Corporate Secretary
Dan Goldstein	45	Executive Vice President – Finance
Kookie McGuire	49	Vice President – Finance
Pennington Nieri	29	Co-Executive Vice President – Construction Services
Jeremy Pyle	45	Co-Executive Vice President – Construction Services
Rob Penny	48	Executive Vice President – Sales
Allan Hutto	51	Vice President – Investor Relations and Governmental Affairs
Eric S. Bland	60	Director
James P. Clements	58	Director
Robert Dozier, Jr.	54	Director
Jason Enoch	55	Director
Nikki R. Haley	50	Director
Alan Levine	61	Director
Michael Nieri is GSH’s Chief Executive Officer, President, and Chairman. Mr. Nieri founded GSH in June 2004, and has since served as GSH’s President and Chairman. Mr. Nieri served as GSH’s Chief Executive Officer from GSH’s founding through June 2013, and then became Chief Executive Officer again in January 2022. Mr. Nieri has dedicated his professional life to providing families with well-built, affordably priced homes with signature style and quality throughout the southeast, where he has built over 15,000 homes in high-growth markets over his career. Mr. Nieri has received numerous awards and accolades over the course of his career, including his induction into the South Carolina Housing Hall of Fame and receiving the BIA Richard N. Sendler Award by the Central South Carolina Building Industry Association. In addition, he has been recognized as the South Carolina Homebuilder of the Year and the Builder Member of the Year. For his innovative leadership and dedication to his community, Mr. Nieri received the 2020 Hearthstone BUILDER Humanitarian Award, a national award for industry leaders who demonstrate a lifetime of dedication to charitable endeavors. Mr. Nieri is the brother-in-law of Shelton Twine and father of Pennington Nieri. Mr. Nieri holds a Bachelor of Science degree in Construction Science and Management from Clemson University. Mr. Nieri brings invaluable knowledge of the operations and management of the company to our management team. Mr. Nieri’s qualifications to serve on our board of directors are primarily based on his operational and historical experience as Founder, President, Chief Executive Officer and Chairman of GSH and his extensive experience in the homebuilding industry.
Shelton Twine is GSH’s Chief Operating Officer, where he oversees GSH’s day to day operations to execute the strategic vision of the company. Mr. Twine has been a key member of the management team of GSH and its affiliated entities for 20 years. Prior to becoming GSH’s Chief Operating Officer in July 2018, Mr. Twine held various positions with GSH beginning in 2002, including serving as GSH’s Vice President – Operations from 2015 – 2018 and as Vice President from 2004 – 2007. From 2007 – 2015, Mr. Twine served as President of Realty and Marketing Services (RMS) following its spin-off from GSH, where he oversaw real estate and sales operations. A member of the Nieri extended family, he is brother-in-law of Michael Nieri and uncle of Pennington Nieri. Mr. Twine is a licensed real estate broker and holds a Bachelor of Arts degree from Old Dominion University in Norfolk, Virginia.
Clive R.G. (Tom) O’Grady has been a member of the board of directors of GSH since October 2021 and is GSH’s Chief Administrative Officer, a position he has held since January 2022. Mr. O’Grady also serves on GSH’s Nominating and Corporate Governance Committee. Mr. O’Grady is currently Principal of O’Grady Law PLLC since 2013. He has also served as Treasurer and a director of Attransco, Inc., a shipping company, since 1995. From 2012 to 2013, Mr. O’Grady served as Executive Vice President of Corporate

Development at RxAlly, a technology company. Previously, Mr. O’Grady spent over 25 years as a corporate transactional lawyer at McGuire Woods LLP and prior to that practiced at Bowmans in South Africa. Mr. O’Grady holds a Bachelor of Commerce degree and a Bachelor of Laws degree from the University of the Witwatersrand in Johannesburg, South Africa, and a Master of Laws degree from the University of Virginia. Mr. O’Grady’s experience representing public companies in the areas of corporate governance, mergers and acquisitions, and corporate structuring and corporate finance affords him a degree of understanding of the challenges faced by public companies which GSH believes will be beneficial and qualifies him to serve on our board of directors.
Steve Lenker is GSH’s Executive Vice President and General Counsel, both positions he has held since January 2022. Formerly, Mr. Lenker was a Member and Attorney at Blair Cato Pickren Casterline, LLC from December 2014 to December 2021, where he advised clients on a wide range of corporate and business transactions, including mergers and acquisitions, commercial real estate acquisition, financing and divestiture, the formation and restructuring of business entities, lending transactions and landlord/tenant matters. From July 2018 to December 2021, Mr. Lenker was engaged by GSH as its outside general counsel. Mr. Lenker holds a Bachelor of Arts degree from Brigham Young University and a Juris Doctorate degree from the University of South Carolina School of Law.
Dan Goldstein serves as Executive Vice President – Finance of GSH, a position he has held since May 2022. He previously served as the Senior Vice President, Finance, of Saul Centers, Inc., a publicly traded real estate investment trust, or REIT, focusing on shopping centers and ground-up mixed-use developments, from May 2021 to February 2022, where he focused on Capital Markets and SEC reporting, and as Vice President of Finance for the same entity from 2015 to April 2021. Prior to that, Mr. Goldstein served as Vice President of Finance at Comstock Holding Company (NASDAQ: CHCI), a publicly traded, vertically integrated real estate company. Mr. Goldstein holds a master’s degree in Real Estate with a Finance concentration from Johns Hopkins University and an Economics degree from Towson University, and brings to our management team his significant experience in financial reporting for real estate companies.
Kookie McGuire is the Vice President – Finance (formerly Controller) of GSH, a position she has held since June 2013, where she leads the accounting department and performs all financial reporting and fiduciary responsibilities for management, directs cash flow management, and oversees all HR and payroll activities. Ms. McGuire has acquired over 20 years of experience in accounting management for various real estate firms including as a Senior Accountant with NAI Avant, LLC, one of the leading commercial real estate firms in South Carolina. Her career in accounting began in 1996 with the national homebuilder Centex, where she eventually became Division Controller. Ms. McGuire holds a degree in Business Administration (concentration in Accounting) from the University of South Carolina, Spartanburg. Ms. McGuire brings a valuable understanding of GSH’s accounting and financial reporting to the management team.
Pennington Nieri is GSH’s co-Executive Vice President – Construction Services (formerly Vice President – Pre-Construction), a position he has held since January 2019, where he manages day to day procedures relating to design, purchasing and estimating, permitting and back-office support for the construction team. Mr. Nieri also indirectly owns a 55% interest in Civil Engineering of Columbia, an engineering and surveying firm, since January 2022. Mr. Nieri is the son of Mr. Michael Nieri and the nephew of Shelton Twine. Mr. Nieri holds a degree in Construction Science and Management from Clemson University.
Jeremy Pyle is GSH’s co-Executive Vice President – Construction Services (formerly Vice President –  Construction), a position he has held since May 2020. In this role, he oversees and directs all construction activities in GSH’s South Carolina and Georgia markets of the Midlands, Sumter, Greenville, Spartanburg, Goose Creek, Aiken, Augusta, Florence and Clemson. Mr. Pyle started with GSH in 2005 as a superintendent and rose through the ranks to become a Production Manager and ultimately, co-Executive Vice President – Construction Services. Mr. Pyle brings a deep understanding of the construction industry to the management team.
Robert Penny is GSH’s Executive Vice President – Sales (formerly Vice President – Sales), a position he has held since January 2020. Mr. Penny is responsible for product planning, inventory management, sales and contract administration, market presentation, and customer relations. Previously, Mr. Penny was a Regional Sales Manager for GSH, covering the Midlands, Upstate, and Coastal regions, from October 2013 through January 2020. Mr. Penny holds a degree in Hotel, Restaurant, and Tourism Management from the University of South Carolina.

Allan Hutto is GSH’s Vice President – Investor Relations and Governmental Affairs, a position he has held since May 2022. Mr. Hutto is a licensed attorney and represents GSH before various state and local governmental entities such as planning commissions and county councils; he also maintains relationships with federal, state, and local government officials. Previously, Mr. Hutto was the CEO of the Building Industry Association of Central South Carolina from June 2021 through May 2022 and the Director of Governmental Affairs for the South Carolina Department of Transportation from February 2014 through April 2021, where he represented SCDOT before the South Carolina General Assembly and worked with members of the congressional delegation in Washington, DC. Mr. Hutto also previously served as the General Counsel and Director of Governmental Affairs for the Manufactured Housing Institute of South Carolina from November 2004 through January 2014. Mr. Hutto holds a Bachelor of Arts degree from the College of Charleston, a Juris Doctorate degree from the University of South Carolina School of Law, and a Master’s degree in Human Resources from the University of South Carolina Darla Moore School of Business.
Eric S. Bland has been a member of the board of directors of GSH since April 2022 and serves on GSH’s Nominating and Corporate Governance Committee. Mr. Bland is the founder of Bland Richter LLP, a law firm founded in Charleston, South Carolina in 2001, focusing on complex and high-risk litigation cases. From 2014 – 2021, Mr. Bland was selected for inclusion in the South Carolina Super Lawyers list for excellence and recognition as a Super Lawyer in Professional Liability, one of only two attorneys in South Carolina with this honor. In addition, Mr. Bland successfully completed national testing in Legal Malpractice and received board certification as a diplomat in the field of Legal Malpractice by the American Board of Professional Liability Attorneys and recorded a score in the top 2% of all attorneys who have ever taken the test. Mr. Bland received his Bachelor of Science degree from the University of Tampa as an Honor’s graduate summa cum laude. Mr. Bland received his Juris Doctorate degree from the University of South Carolina School of Law, where he graduated as an Order of the Coif member. Mr. Bland’s experience managing his own law firm and advocating for his clients in various complex litigation cases makes him uniquely skilled with deep knowledge regarding operation of complex organizations and consideration of different stakeholder groups. For these reasons, as well as Mr. Bland’s representation of many companies from formation through their cycle of business operations and ultimate sale of the company, Mr. Bland is well-qualified to serve as a director.
James P. Clements has been a member of the board of directors of GSH since January 2022 and serves on GSH’s Compensation Committee and the Nominating and Corporate Governance Committee. Dr. Clements currently serves as the President and Chief Executive Officer of Clemson University, which has a $1,750,000,000 budget. He also currently serves as the Chief Fundraising Officer of Clemson University Foundation, an independent, not-for-profit 501(c)(3) organization that promotes the welfare and future development of Clemson University. Prior to joining Clemson University in December 2013, Dr. Clements served as the President of West Virginia University from June 2009 to December 2013. Before that Dr. Clements served as provost and vice president for academic affairs, vice president for Economic Development & Community Outreach and the Robert W. Deutsch Distinguished Professor of Information Technology at Towson University. Dr. Clements currently serves on the board of directors of United Community Banks, Inc. (Nasdaq: UCBI), a bank holding company and South Carolina corporation headquartered in Greenville, South Carolina, and the parent company of United Community Bank, a South Carolina state-chartered bank that opened in 1950. He also currently serves on the board of directors of the American Council on Education, the executive committee for the Council of Competitiveness, the Council of Presidents for the Association of Governing Boards and on the Special Olympics International Board of Directors. Dr. Clements previously served as the Chair of the Board for the Association of Public & Land-Grant Universities. Dr. Clements holds a Bachelor of Science degree in computer science as well as a master’s degree and Ph.D. in operations analysis from the University of Maryland, Baltimore County. He also holds an M.S. degree in computer science from Johns Hopkins University’s Whiting School of Engineering and was awarded an honorary degree as Doctor of Public Education from University of Maryland, Baltimore County. Dr. Clements extensive experience and continuing research in the fields of leadership, strategic planning, project management, computer science and information technology make him well-qualified to serve as a director.
Robert Dozier, Jr. has been a member of the board of directors of GSH since December 2021 and is a member and Chairman of GSH’s Nominating and Corporate Governance Committee and a member of the Audit Committee and Compensation Committee. Mr. Dozier has been appointed as Chief Executive

Officer of Palmetto Citizens Federal Credit Union, commencing in February 2023. Mr. Dozier previously served as President of First Reliance Bancshares, the holding company for First Reliance Bank (“FRB”), where he served as Chief Operating Officer from January 2020 through December 2022. FRB is a community bank headquartered in South Carolina, serving eight markets in North and South Carolina. From June 2011 to December 2019, Mr. Dozier served as Executive Vice President and Chief Business Officer of Federal Home Loan Bank of Atlanta, a $100 billion dollar wholesale bank serving over 850 financial institutions around the Southeast. Mr. Dozier has a Political Science Degree from the University of South Carolina and is a former member of the Board of Trustees of the University of South Carolina. Mr. Dozier’s business and banking experience, as well as his deep connections in the South Carolina business community, make him well-qualified to serve as a director.
Jason Enoch has been a member of the board of directors of GSH since October 2021 and is GSH’s lead independent director. Mr. Enoch is also a member and the Chairman of GSH’s Audit Committee, and a member of the Compensation Committee. Mr. Enoch was a Partner at Deloitte & Touche LLP, an independent accounting firm, from June 2002 through September 2020, and began his career there in 1989. Mr. Enoch earned a degree in accounting from Lehigh University and an MBA from Columbia University. Mr. Enoch’s experience as a long-term partner at Deloitte & Touche LLP, including in particular his focus on the audits of public company financial statement and internal controls over financial reporting, provided him not only with an extensive financial and accounting background that adds depth to GSH’s Audit Committee, but also a focus interacting with the Securities and Exchange Commission, and he has assisted clients with initial and secondary public securities offerings and private placements. During his time at Deloitte & Touche LLP, his service to his clients’ board of directors provided him with important experience and perspectives with respect to governance, risk management, operations, and public company best practices. This experience uniquely qualifies him to serve on our board of directors and as Chairman of the Audit Committee.
Nikki Haley has been a member of the board of directors of GSH since January 2022 and serves on GSH’s Audit Committee and the Nominating and Corporate Governance Committee. Ambassador Haley currently serves as a lifetime member of the Clemson University Board of Trustees. In addition, Ambassador Haley founded Stand For America, an advocacy group promoting public policies, and Stand For America PAC, a political action committee. From January 2017 to December 2018, Ambassador Haley served as the U.S. Ambassador to the United Nations. In that role, she served as a member of the President’s Cabinet and on the National Security Council. For her work at the United Nations, Forbes named her one of the world’s 100 most powerful women in 2017. From January 2011 to January 2017, Ambassador Haley served as the 116th governor of South Carolina. She was the youngest governor in the country and first minority female governor in America, and is the only female governor in South Carolina history. In 2016, Time magazine named her one of the 100 most influential people in the world. From January 2005 to January 2011, Ambassador Haley served as a member of the South Carolina House of Representatives. Ambassador Haley previously served on the board of directors of The Boeing Company (NYSE: BA), one of the world’s major aerospace firms, from March 2019 to March 2020. Ambassador Haley has an Accounting Degree from Clemson University. Ambassador Haley has extensive experience in local and national government, demonstrated strong leadership abilities and a record of accomplishment in areas that are critical to GSH’s long-term success, as well as her vast political connections, uniquely qualifying her to serve on GSH’s board of directors.
Alan Levine has been a member of the board of directors of GSH since October 2021 and is a member and the Chairman of GSH’s Compensation Committee, and also serves on the Audit Committee. Mr. Levine has been retired since 2019, following a 35-year career with Enterprise Holdings, where he was President/General Manager for the South Florida Group, responsible for leading all aspects of the company’s three primary brands — Enterprise Rent A Car, National Car Rental and Alamo Rent-A-Car. In addition, Mr. Levine directed the firm’s other business lines, including Car Sales and Commercial Truck Rental, and consulted for the company’s Fleet Management (fleet leasing) operation. Mr. Levine led Enterprise’s expansion that has included approximately doubling in size, the opening of a new business division and the successful integration of a major acquisition. Mr. Levine graduated from the University of South Florida with a degree in Marketing, and has attended Enterprise’s Senior Executive Leadership program, in addition to numerous other developmental seminars. Mr. Levine’s extensive experience in the areas of operations, management, and leadership makes Mr. Levine well-qualified to serve as a director.

GSH’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of the financial condition and results of operations of the homebuilding operations of GSH should be read in conjunction with the audited carve-out financial statements of the homebuilding operations of GSH as of December 31, 2021, and 2020, and for the years ended December 31, 2021, 2020 and 2019 and unaudited carve-out financial statements of the homebuilding operations of GSH as of and for the nine months ended September 30, 2022 and 2021,(collectively, the “GSH Carve-Out Financial Statements”), together with the related notes thereto, included elsewhere in this proxy statement/prospectus. References to “GSH” should be understood to be references to the carved-out homebuilding operations of GSH, and not to the historical operations of GSH which included land development activities. The discussion and analysis should also be read together with the information presented in the sections entitled “Selected Historical Financial Information of GSH” and “Unaudited Pro Forma Condensed Combined Financial Information”. In addition to historical information, the following discussion contains forward-looking statements that reflect GSH’s future plans, estimates, beliefs and expected performance. GSH’s estimates are based on its assumptions about future events. These statements may be preceded by, followed by or include the words “believes”, “estimates”, “expects”, “projects”, “forecasts”, “may”, “might”, “will”, “should”, “seeks”, “plans”, “scheduled”, “possible”, “anticipates”, “intends”, “aims”, “works”, “focuses”, “aspires”, “strives” or “sets out” or similar expressions. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside GSH’s control. GSH’s actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this proxy statement/prospectus.
Overview
The GSH Carve-Out Financial Statements have been prepared on a “carve-out” basis in accordance with U.S. GAAP. The accompanying GSH Carve-Out Financial Statements were derived from GSH’s historical financial statements and accounting records for the homebuilding operations of GSH to represent the financial position and performance of GSH as if the homebuilding operations of GSH had existed on a standalone basis for the years ended December 31, 2021, 2020, and 2019 and for the nine months ended September 30, 2022, and 2021. Certain balances and transactions that are accounted for at the historical operations of GSH, which included land development activities, have been allocated to GSH for purposes of carve-out financial reporting and are reflected in the accompanying balance sheets and statements of income. Accordingly, the accompanying GSH Carve-Out Financial Statements may not necessarily be indicative of the results of operations that would have been obtained if the homebuilding operations of GSH had operated as an independent entity.
For purposes of preparing the GSH Carve-Out Financial Statements on a “carve-out” basis, a portion of the total corporate expenses of GSH were allocated based on a percentage of direct usage, when identifiable or, when not directly identifiable, on the basis of proportional cost of sales or employee headcount, for GSH. The corporate expense allocations include the cost of corporate functions and resources provided by or administered by GSH including, but not limited to, costs associated with executive management, finance, accounting, legal, human resources, related benefit costs associated with these functions, and costs associated with operating GSH’s various office buildings in South Carolina and Georgia. GSH’s management believes that the approach to these carve-out allocations is reasonable.
GSH designs, builds and sells homes principally in South Carolina, with a smaller presence in Georgia. GSH’s principal markets are located within 500 miles of 10 of the top 15 fastest growing markets in the United States, including Raleigh/Durham, Nashville, Jacksonville and Orlando, which provides what management believes are attractive expansion opportunities. In 2022, GSH was ranked by ProBuilder as the 25th and 41st builder nationally for starter and single family homes, respectively, based on home closings in 2021.
Historically, GSH’s operations have consisted of both the development of raw land into lots as well as the building of homes on those lots. As of the date of this proxy statement/prospectus, GSH has transferred substantially all of the raw land and land under development previously owned by it to the Land Development Affiliates.

As a result, GSH operates on an “asset-light” basis, focusing on the design, construction, and sale of single family detached homes and townhomes. GSH believes the benefits of the asset-light lot operating strategy include, but are not limited to enabling it to avoid the capital commitments and development risks associated with ownership and development of raw land, and therefore reducing its balance sheet risk during an unfavorable housing market. GSH believes that this will allow it to generally avoid development and other risks associated with ownership of undeveloped land and positions GSH favorably from a balance sheet perspective, relative to other homebuilders that own a higher percentage of their development land supply.
GSH expects to continue to enjoy a close relationship with the Land Development Affiliates, allowing it to potentially benefit from the pipeline of approximately 7,310 lots that are owned by the Land Development Affiliates, as of November 22, 2022, and which GSH expects to obtain the contractual right to acquire, in addition to lots that GSH may acquire from third parties. See “Certain Relationships and Related Transactions” for a further discussion of the relationship between GSH and the Land Development Affiliates.
Since its founding in 2004, GSH has delivered approximately 10,000 homes and currently builds in approximately 65 active subdivisions at prices that generally range from $200,000 to $450,000. In 2021, entry-level homebuyers and first time move-up homebuyers compromised approximately 80% of GSH’s total closings. In 2021, GSH had 1,821 net new orders, 1,989 permits and generated approximately $432.9 million in revenue on 1,705 closings.
Geographically, GSH’s business is principally located in the midlands and upstate of South Carolina, and, to a lesser extent, coastal South Carolina and Georgia. The geographic markets in which GSH presently operates its homebuilding business combine positive population and employment growth trends, favorable migration patterns, and attractive housing affordability. The south was the only one of the four main U.S. regions that experienced more people moving in than moving out domestically between 2020 and 2021, according to the U.S. Census Bureau. Relative to the majority of northern states from which much of this in-migration occurs, the markets in which GSH currently operates (South Carolina and Georgia) also offer lower state and local income taxes, and desirable lifestyle and weather characteristics.
GSH’s plan to grow its business is multifaceted: it plans to grow organically, through external acquisitions, and through expansion of business verticals via its mortgage joint venture, Homeowners Mortgage, LLC (the “Joint Venture”) and build-to-rent (“BTR”) platform, pursuant to which GSH will work together with institutional investors for development of BTR communities. Organically, community count is expected to increase in 2023, and GSH expects average community size to increase, based on new communities currently under development. GSH also expects to engage in opportunistic acquisitions of complementary private homebuilders within existing and targeted new markets, and to grow its institutional BTR platform. Additionally, GSH expects that continued operation of the Joint Venture, which began generating revenue in July 2022, will add to GSH’s revenue and EBITDA growth, improve buyer traffic conversion, and reduce backlog cancellation rates.
GSH increased its revenues from approximately $327.3 million for the year ended December 31, 2020 to approximately $432.9 million for the year ended December 31, 2021. For the year ended December 31, 2021, GSH generated gross profit of 23.2%, adjusted gross profit of 24.1%, net income of approximately $62.4 million, EBITDA margin of 15.4% and adjusted EBITDA margin of 15.4%, representing an increase of 2.7%, 2.4%, $23.4 million, 2.1% and 2.6%, respectively, from the year ended December 31, 2020.
Adjusted gross profit, EBITDA, adjusted EBITDA, and EBITDA Margin are not financial measures under U.S. GAAP. See “GSH’s Management’s Discussion and Analysis of Financial Condition and Results of Operation — Non-GAAP Financial Measures” for an explanation of how GSH computes these non-GAAP financial measures and for reconciliations to the most directly comparable GAAP financial measure, including an explanation of the pro forma amounts.
Factors Affecting GSH’s Results of Operations
GSH believes that its future performance will depend on many factors, including those described below and in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this proxy statement/prospectus.

Availability and Price of Finished Lots
GSH’s business is dependent upon a supply of developed, or finished lots on which to build homes, whether such lots are supplied by Land Development Affiliates or by other land developers. GSH expects to enter into lot purchase and sale agreements with the Land Development Affiliates, which, when combined with contracts GSH has with third-party developers, will give GSH the contractual right to acquire approximately 9,500 lots (as of November 22, 2022). GSH’s pipeline of finished lots may be affected by changes in the general availability of finished lots in the markets in which it operates, the willingness of land developers and sellers to sell finished lots at competitive prices, competition for available finished lots and other market conditions. Acquiring finished lots in desirable geographic areas with prices and acquisition terms that drive profitable home delivery is an important component of GSH’s business. Lot value appreciation or depreciation varies across the markets in which GSH operates. GSH’s acquisition costs associated with finished lots purchased from third parties have increased in certain of GSH’s markets where job and population growth are outpacing lot supply. To the extent the supply of lots is limited, GSH may build and sell fewer homes. To the extent that GSH is unable to acquire finished lots at competitive prices, or at all, its revenues, profits and other results of operations could be negatively impacted.
Availability of Mortgages; Applicable Interest Rates
GSH’s business is impacted by the availability and affordability of mortgages. In 2021, approximately 90% of GSH’s homebuyers obtained a mortgage to purchase their home. A prospective customer’s ability to obtain or afford a mortgage will be impacted by among other things market conditions, interest rates and the amount required as a down payment, each of which are factors outside of GSH’s control. If mortgages are unavailable, or are not available on terms that make the purchase of GSH’s homes affordable, prospective customers may choose to forgo the purchase of a home or purchase a less expensive home, which could negatively impact GSH’s business. In response to rising inflation, the Federal Reserve has increased interest rates throughout 2022, which has resulted in a corresponding increase in mortgage rates. While the level and trajectory of mortgage rates in the future is unknown, additional increases in mortgage rates is likely to result in reduced purchasing power for homebuyers, which could result in reduced sales prices for homes and decreased gross margins, negatively impacting earnings and cash flow.
Costs of Building Materials and Labor
The cost of home construction fluctuates with market conditions and costs related to building materials and labor. The residential construction industry experiences labor and material shortages from time to time, including shortages in qualified subcontractors, tradespeople and supplies such as insulation, drywall, cement, steel, and lumber. These labor and material shortages can be more severe during periods of strong demand for housing, during periods following natural disasters that have a significant impact on existing residential and commercial structures or as a result of broader economic disruptions, such as the COVID-19 pandemic. For example, in the last 18 months, the cost of lumber has been volatile due to the U.S. government-imposed tariffs on imports of lumber and the supply-chain disruptions caused by the closing of lumber mills in response to the COVID-19 pandemic. Any increases in lumber commodity prices may result in the renewal of GSH’s lumber contracts at more expensive rates, which may significantly impact GSH’s cost to construct homes and GSH’s business. Higher costs of building materials, including lumber, generally lead to decreased margins on homes sold. GSH has recently seen a steep decline in the price of lumber and more moderate reductions in other building materials, which GSH expects will have a positive impact on its margins in the near-term. Future increases in the cost of building materials and labor could have a negative impact on GSH’s margins on homes sold.
GSH also experienced disruptions to its business as a result of pandemic-induced supply-chain issues, which have generally been resolved. These disruptions generally resulted in increased costs for GSH to obtain building supplies due to lack of inventory from supplier. These increased costs were partially offset by higher home sales prices as a result of increased demand. Delays caused by supply-chain issues in some instances resulted in late delivery of developed lots, which impacted GSH’s ability to sell additional homes, and also resulted in GSH having to absorb additional carrying costs on homes being constructed. In response to supply-chain issues experienced during the pandemic, GSH took steps to standardize certain features of its homes, which has allowed GSH to construct more homes from inventoried supplies and reduces delays that may be experienced by homebuilders with a different operating model. Future labor and material shortages and price increases for labor and materials could cause delays in and increase GSH’s costs of home construction, which in turn could have a material adverse effect on GSH’s cost of sales and operations.
Inflation
In 2021 and continuing through 2022, the rate of inflation in the United States increased significantly and may continue to increase. GSH’s homebuilding operations can be adversely impacted by inflation, primarily from higher land, financing, labor, material, and construction costs. In addition, inflation can be correlated with higher mortgage rates which can significantly affect the affordability of mortgage financing to homebuyers. While GSH attempts to pass on cost increases to customers through increased home prices, when weak housing market conditions exist, GSH may be unable to offset cost increases with higher selling prices. To date, GSH has seen increases in cancellation rates attributable to inflation and decreases in the prices purchasers are willing to pay for homes. However, GSH has also seen a reduction in the amount of time between entering into a contract for the sale of a home and closing. As the cycle time is reduced, contracts are less likely to be cancelled due to inflation, as interest rates can generally be locked for a 60-day duration and buyers are thus less susceptible to inflationary pressures. Although inflationary pressures may persist into the future, GSH believes the affordability of its homes and its favorable land holdings will position GSH to meet the headwinds brought on by these challenging market conditions. GSH believes it should continue to operate effectively despite these headwinds, and expects to continue to generate strong margins and cash flows from its operations. GSH will continue to closely manage its home pricing, incentives, product offerings, and inventory levels to optimize the return on its investments in each of its communities.
Housing Supply and Demand
Sales of residential real estate are highly dependent on housing supply and demand, including the desirability of location and design. When the supply of new homes exceeds new home demand, new home prices may generally be expected to decline. The supply of new homes can be driven by a number of factors including the pace of homebuilding and home foreclosures. Declining new home prices can have a self-reinforcing nature as homebuyers postpone a new home purchase until they are comfortable that stable price levels have been reached, reducing demand further.
Conversely, when the demand for new homes exceeds supply, new home prices may generally be expected to increase. The demand for new homes can be driven by a number of factors including historic under-building of homes and increases in rental rates as compared to the cost of home ownership. Rising new home prices can have a self-reinforcing nature as homebuyers become confident in home prices and accelerate their timing of a new home purchase, thereby increasing demand.
Seasonality
The sale of both new and existing homes in the United States exhibit demonstrable seasonality over the course of a calendar year. This seasonality can be evidenced across multiple sources including, but not limited to, government data (U.S. Census Bureau), trade groups (National Association of Realtors) and public company reports. Typically, prospective home buyers search for homes beginning in late winter to early spring, which in industry parlance is often referred to as the “spring buying season”. As homes are constructed, those contracts are then closed upon through the summer into fall. As a result, GSH and the homebuilding industry tend to experience more new home sales in the first half of a calendar year and experience increased closings and revenue recognized in the second half of a calendar year.
In all of its markets, GSH has historically experienced similar variability in its results of operations and capital requirements from quarter to quarter due to the seasonal nature of the homebuilding industry. As a result, GSH’s revenue may fluctuate on a quarterly basis. As a result of seasonal activity, GSH’s quarterly results of operations and financial position at the end of a particular quarter are not necessarily representative of the results it expects at year end. GSH expects this seasonal pattern to continue in the long term.

Factors Affecting the Comparability of GSH’s Financial Condition and Results of Operations
GSH’s historical financial condition and results of operations for the periods presented are not expected to be indicative of GSH’s future performance, either from period to period or going forward, primarily because the lots developed by affiliates were not transferred to the homebuilding operations at a market rate. The following describes various factors that will affect the comparability of GSH’s results of operations in future periods:
Land Development Operations
GSH has historically operated as both a land developer and a homebuilder. As of the date of this proxy statement/prospectus, GSH has transferred substantially all of the raw land and land under development previously owned by it to the Land Development Affiliates. The GSH Carve-Out Financial Statements contained herein reflect the separation of the land development business and present historical information and results attributable to the homebuilding operations of GSH. The historical income statements of GSH contained herein have been adjusted to reflect, on a carve-out basis, GSH’s separation of the land development business. As a result, the historical financial information of GSH may not accurately reflect what GSH’s results would have been if the transition away from land development had occurred at the beginning of the period or what GSH’s future results are likely to be. GSH expects that, in the future, developed land will be acquired from the Land Development Affiliates and third parties at fair market value, which, when compared to GSH’s historical acquisition of developed land from non-third parties at cost, is likely to increase GSH’s cost of sales.
Growth Strategy
GSH has grown organically in recent years primarily by gaining share of new home sales within the markets in which it operates. Going forward, share take, growth in community count and a re-composition of community size are expected to drive organic growth. Specifically, community count is expected to increase in 2023, and GSH expects average community size to increase. Management of GSH expects that larger communities will allow the company to better manage sales cadence and even-flow production schedules, thereby generating increased operating leverage. Organic delivery growth is expected to be augmented by several other initiatives including the opportunistic acquisition of complementary private homebuilders within existing and targeted new markets, and growing GSH’s institutional BTR platform. GSH is targeting approximately 10 – 20% of closings annually from its BTR initiative and plans to continue to disclose specifics regarding this initiative as a public company. Management also expects revenue and EBITDA growth prospectively through the contribution of the Joint Venture, which formally began generating revenue in July 2022. Beyond a new source of revenue and EBITDA for the company with little incremental expense or capital investment, it is anticipated that the Joint Venture will improve buyer traffic conversion and reduce backlog cancellation rates as well.
Selling, General and Administrative Expense
GSH expects that its selling, general and administrative expense will increase as a result of becoming a public company due to increased compliance costs associated with certain provisions of the Sarbanes-Oxley Act and related SEC regulations and the requirements imposed in connection with GSH’s shares being listed on Nasdaq. Namely, as a public company, GSH will be obligated to establish and maintain internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act, to prepare and file periodic financial and other reports in compliance with federal securities laws, and to adhere to certain standards related to corporate governance and its board of directors. GSH expects an increase in labor costs in order to pay its employees (including hiring additional employees), legal counsel, and accountants to assist in implementing these tasks and controls; however, GSH expects part of this increase to be offset by the reduction in employees as a result of the separation of the land development business, reflected in the GSH Carve-Out Financial Statements included in this proxy statement/prospectus.
Equity Incentive Plan
To incentivize individuals providing services to GSH or its affiliates, the GSH board has adopted the Great Southern Homes 2023 Equity Incentive Plan, (the “Equity Incentive Plan”), and, after the Business

Combination it is expected that UHG will adopt and maintain the 2023 Plan. The Equity Incentive Plan provides for the grant, from time to time, at the discretion of the GSH board of directors or a committee thereof, of stock options, stock appreciation rights, restricted stock, restricted stock units, stock awards, dividend equivalents, other stock-based awards, cash awards, substitute awards and performance awards. Any individual who is a director, officer, employee, consultant, or advisor of GSH or any of its affiliates (which, for purposes of the Equity Incentive Plan, generally consists of entities controlling, controlled by, or under common control with GSH, or in which GSH has a significant interest), will be eligible to receive awards under the Equity Incentive Plan at the discretion of the GSH board of directors or the compensation committee of the GSH board of directors.
Components of GSH’s Operating Results
Below are general definitions of the income statement line items set forth in GSH’s period over period changes in results of operations.
Revenues
Revenues include the proceeds from the closing of homes sold to GSH’s customers. Revenues from home sales are recorded at the time each home sale is closed and closing conditions are met. Performance obligations are generally satisfied at a point in time when the control of the home is transferred to the customer. Control is considered to be transferred to the customer at the time of closing when the title and possession of the home are received by the homebuyer. In some contracts, the customer controls the underlying land upon which the home is constructed. For these specific contracts, the performance obligation is satisfied over time. Revenue for these contracts is recognized using the input method based on costs incurred as compared to total estimated project costs. Proceeds from home sales are generally received within a few days after closing. Home sales are reported net of sales discounts and incentives granted to homebuyers, which are primarily seller-paid closing costs. The pace of net new orders, average home sales price, the level of incentives provided to the customer and the amount of upgrades or options selected impact GSH’s recorded revenues in a given period.
Cost of Sales
Cost of sales includes the lot purchase and carrying costs associated with each lot, construction costs of each home, capitalized interest expensed, building permits, and warranty costs (both incurred and estimated to be incurred). Land, development, and other allocated costs, including interest, and property taxes, incurred during development and home construction are capitalized and expensed to cost of sales when the home is closed, and revenue is recognized. GSH adjusts the cost of lots remaining in a community on a pro rata basis when changes to estimated total development costs occur, including community costs. Indirect costs such as maintenance of communities, signage and supervision are expensed as incurred. Following the separation of the land development business, GSH expects that developed land will be acquired from the Land Development Affiliates and third parties at fair market value, which, when compared to GSH’s historical acquisition of developed land from non-third parties at cost, is likely to increase GSH’s cost of sales.
Selling, General and Administrative Expense
Selling expense includes sales and marketing expenses to maintain model homes. GSH recognizes these costs in the period they are incurred. General and administrative expense consists of corporate and marketing overhead expenses such as payroll, insurance, IT, office expenses, advertising, outside professional services and travel expenses. GSH recognizes these costs in the period they are incurred. General and administrative expense further includes operating lease expense, variable lease costs including maintenance charges, taxes, insurance and other similar costs, rent expense related to short-term leases, stock compensation expense and transaction expenses. A portion of the selling, general and administrative (“SG&A”) expenses were allocated to the homebuilding operations of GSH based on direct usage, when identifiable or, when not directly identifiable, on the basis of proportional cost of sales or employee headcount, as applicable.

Other Income (Expense), Net
Other Income (Expense), Net includes amortization of deferred loan costs associated with GSH’s revolving lines of credit, gain on extinguishment of debt, and loss upon sale of retirement of depreciable assets.
Equity in Net Losses from Investment in Joint Venture
On February 4, 2022, the Company entered into a joint venture agreement with an unrelated third party to acquire a 49% equity stake, and made an initial capital contribution of $49,000 at the formation of the Joint Venture. Equity in losses from investment in Joint Venture for the period from the commencement of operations through September 30, 2022 was $49,000, reducing the investment in Joint Venture as of September 30, 2022 to zero. Refer to Note 2 — Summary of significant accounting policies in the notes to the GSH Carve-Out Financial Statements included elsewhere in this prospectus for more information on how GSH accounts for its investment in the joint venture.
Net Income
Net Income is revenues less cost of sales, selling, general and administrative expense, and other income (expense), net.
Net New Orders
Net new orders is a key performance metric for the homebuilding industry and is an indicator of future revenues and cost of sales. Net new orders for a period are gross sales less any customer cancellations received during the same period. Sales are recognized at the time each home sale is closed and closing conditions are met.
Cancellation Rate
GSH records a cancellation when a customer provides notification that he or she does not wish to purchase a home. Increasing cancellations are a negative indicator of future performance and can be an indicator of decreased revenues, cost of sales and net income. Cancellations can occur due to customer credit issues or changes to the customer’s desires. The cancellation rate is the total number of new sales during the period divided by the total new gross sales for homes during the period.
Backlog
Backlog represents homes sold but not yet closed with customers. Backlog is affected by customer cancellations that may be beyond GSH’s control, such as customers unable to obtain financing or unable to sell their existing home.
Gross Profit
Gross profit is revenue less cost of sales for the reported period.
Adjusted Gross Profit
Adjusted gross profit is gross profit less capitalized interest expensed in cost of sales.

Results of Operations
Nine Months Ended September 30, 2022 Compared to Nine Months Ended September 30, 2021
The following table presents summary results of operations for the periods indicated:
	Nine Months Ended September 30,
	2022	2021	Amount Change	% Change
Statements of Income
Revenue, net of sales discounts	$361,951,774	$267,271,398	$94,680,376	35.4%
Cost of sales	264,730,624	202,315,055	62,415,569	30.8%
Selling, general and administrative expense	38,892,250	24,772,473	14,119,777	56.9%
Other income (expense), net	312,991	240,738	72,253	50.0%
Equity in net losses from investment in joint venture	(49,000)	—	(49,000)	100.0%
Net income	$58,592,891	$40,424,608	$18,168,283	45.0%
Other Financial and Operating Data:
Active communities at end of period	57	58	(1)	(1.7)%
Home closings(a)	1,216	1,174	42	3.6%
Average sales price of homes closed	$297,658	$227,659	$69,999	30.7%
Net new orders (units)	988	1,397	(409)	(29.3)%
Cancellation rate	15.4%	14.2%	1.2%	8.5%
Backlog	391	744	(376)	(46.4)%
Gross profit	$97,221,150	$64,956,343	$32,264,807	49.5%
Gross profit %(b)	26.9%	24.3%	2.6%	10.7%
Adjusted gross profit(c)	$100,387,715	$67,804,044	$32,583,671	48.1%
Adjusted gross profit %(b)	27.7%	25.4%	2.3%	9.1%
EBITDA(c)	$61,972,322	$43,422,913	$18,549,409	42.7%
EBITDA margin %(b)	17.1%	16.2%	0.9%	5.6%
Adjusted EBITDA(c)	$63,344,948	$43,422,913	$19,922,035	45.9%
Adjusted EBITDA margin %(b)	17.5%	16.2%	1.3%	8.0%

(a)
Revenues from home sales are recorded at the time each home sale is closed and closing conditions are met.

(b)
Calculated as a percentage of revenue

(c)
Adjusted gross profit, EBITDA and adjusted EBITDA are non-GAAP financial measures. For definitions of adjusted gross profit, EBITDA and adjusted EBITDA and a reconciliation to the most directly comparable financial measures calculated and presented in accordance with GAAP, see “ GSH’s Management’s Discussion and Analysis of Financial Condition and Result of Operations — Non-GAAP Financial Measures.”

Revenues:   Revenues for the nine months ended September 30, 2022 were $362.0 million, an increase of $94.7 million, or 35.4%, from $267.3 million for the nine months ended September 30, 2021. The increase in revenues was primarily attributable to overall sales price increases and an increase in the number of home closings. The average sales price of homes closed for the nine months ended September 30, 2022 was $297,658, an increase of $69,999, or 30.7%, from the average sales price of homes closed of $227,659 for the nine months ended September 30, 2021, generating additional revenue of $85.1 million. GSH closed 1,216 homes during the nine months ended September 30, 2022, an increase of 42 home closings, or 3.6%, as compared to 1,174 homes closed during the nine months ended September 30, 2021, resulting in additional revenue of $9.6 million.
Cost of Sales and Gross Profit:   Cost of sales for the nine months ended September 30, 2022 was $264.7 million, an increase of $62.4 million, or 30.8%, from $202.3 million for the nine months ended

September 30, 2021. The increase in cost of sales was primarily attributable to the higher costs per home as well as an increase in the number of homes sold. The average cost to complete a home was $217,706 for the nine months ended September 30, 2022, an increase of $45,376, or 26.3%, from the average cost to complete a home of $172,330 for the nine months ended September 30, 2021 resulting in an additional $55.2 million in cost of sales. GSH closed 1,216 homes during the nine months ended September 30, 2022, an increase of 42 home closings, or 3.6%, as compared to 1,174 homes closed during the nine months ended September 30, 2021, as a result of the growth of the homebuilding operations of GSH which resulted in an additional $7.2 million in costs of sales. Gross profit for the nine months ended September 30, 2022 was $97.2 million, an increase of $32.2 million, or 49.5%, from $65.0 million for the nine months ended September 30, 2021. Of the $32.2 million increase in gross profit, $29.9 million or 92.8% was driven by overall sales price increases, and the other $2.3 million or 7.2% was attributable to the increase in number of home closings. Gross profit as a percentage of revenue for the nine months ended September 30, 2022 was 26.9%, an increase of 2.6%, as compared 24.3% for the nine months ended September 30, 2021. The increase was favorably impacted by the increase in home prices in excess of higher material and labor costs year over year.
Adjusted Gross Profit:   Adjusted gross profit for the nine months ended September 30, 2022 was $100.4 million, an increase of $32.6 million, or 48.1%, as compared to $67.8 million for the nine months ended September 30, 2021. Of the $32.6 million increase, $30.2 million or 92.6% was driven by overall sales price increases, and the other $2.4 million or 7.4% was attributable to the increase in number of homes sold. Adjusted gross profit as a percentage of revenue for the nine months ended September 30, 2022 was 27.7%, an increase of 2.3%, as compared to 25.4% for the nine months ended September 30, 2021. The adjusted gross profit as a percentage of revenue increase was attributable to higher margins primarily driven by increased home prices in excess of higher input costs. Adjusted gross profit is a non-GAAP financial measure. For the definition of adjusted gross profit and a reconciliation to GSH’s most directly comparable financial measure calculated and presented in accordance with GAAP, see “GSH’s Management’s Discussion and Analysis of Financial Condition and Result of Operations — Non-GAAP Financial Measure.”
Selling, General and Administrative Expense:   Selling, general and administrative expense for the nine months ended September 30, 2022 was $38.9 million, an increase of $14.1 million, or 56.9%, from $24.8 million for the nine months ended September 30, 2021. The increase in selling, general and administrative expense was primarily attributable to increases in salaries due to higher employee headcount of $6.8 million and commissions paid to sales agents due to an increase in the volume of homes closed of $2.7 million. Additionally, the increase in Selling, general and administrative expense is attributable to $4.1 million of consulting expenses associated with increased financial reporting and accounting related costs that were incurred during the nine months ended September 30, 2022, as compared to zero during the nine months ended September 30, 2021.
Other Income (Expense), Net:   Total other income (expense), net for the nine months ended September 30, 2022 was $0.3 million, an increase of $0.1 million, or 50.0%, as compared to $0.2 million for the nine months ended September 30, 2021. The increase in other income (expense), net was primarily attributable to miscellaneous vendor and credit card rebates in the amount of $0.1 million.
Equity in Net Losses from Investment in Joint Venture:   Equity in net losses from investment in joint venture for the nine months ended September 30, 2022 was $49,000, an increase of $49,000, or 100.0%, as compared to zero for the nine months ended September 30, 2021. The increase in equity in net losses from investment in joint venture was attributable to losses for the period from the commencement of operations through September 30, 2022 of $49,000, reducing the investment in Joint Venture to zero.
Net Income:   Net income for the nine months ended September 30, 2022 was $58.6 million, an increase of $18.2 million, or 45.0%, from $40.4 million for the nine months ended September 30, 2021. The increase in net income was primarily attributable to the increase in gross profit of $32.2 million, or 49.5%, during the nine months ended September 30, 2022 as compared to the nine months ended September 30, 2021.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020
The following table presents summary results of operations for the periods indicated:
	Year Ended December 31,
	2021	2020	Amount Change	% Change
Statements of Income
Revenue, net of sales discounts	$432,891,510	$327,254,305	$105,637,205	32.3%
Cost of sales	332,274,788	260,115,893	72,158,895	27.7%
Selling, general and administrative expense	38,461,370	29,891,622	8,569,748	28.7%
Other income (expense), net	257,659	1,729,584	(1,471,925)	(85.1)%
Net income	$62,413,011	$38,976,374	$23,436,637	60.1%
Other Financial and Operating Data:
Active communities at end of period	69	76	(7)	(9.2)%
Home closings(a)	1,705	1,471	234	15.9%
Average sales price of homes closed	$253,895	$222,471	$31,424	14.1%
Net new orders (units)	1,821	1,737	84	4.8%
Cancellation rate	14.3%	11.5%	2.8%	24.3%
Backlog	800	513	287	55.9%
Gross profit	$100,616,722	$67,138,412	$33,478,310	49.9%
Gross profit %(b)	23.2%	20.5%	2.7%	13.2%
Adjusted gross profit(c)	$104,243,854	$71,030,408	$33,213,446	46.8%
Adjusted gross profit %(b)	24.1%	21.7%	2.4%	11.1%
EBITDA(c)	$66,604,538	$43,449,376	$23,155,162	53.3%
EBITDA margin %(b)	15.4%	13.3%	2.1%	15.8%
Adjusted EBITDA(c)	$66,604,538	$41,755,576	$24,848,962	59.5%
Adjusted EBITDA margin %(b)	15.4%	12.8%	2.6%	20.3%

(a)
Revenues from home sales are recorded at the time each home sale is closed and closing conditions are met.

(b)
Calculated as a percentage of revenue

(c)
Adjusted gross profit, EBITDA and adjusted EBITDA are non-GAAP financial measures. For definitions of adjusted gross profit, EBITDA and adjusted EBITDA and a reconciliation to the most directly comparable financial measures calculated and presented in accordance with GAAP, see “GSH’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures.”

Revenues:   Revenues for the year ended December 31, 2021 were approximately $432.9 million, an increase of approximately $105.6 million or 32.3%, from approximately $327.3 million for the year ended December 31, 2020. The increase in revenues was primarily attributable to overall sales price increases and an increase in the number of home closings. The average sales price of homes closed for the year ended December 31, 2021 was $253,895, an increase of $31,424, or 14.1%, from the average sales price of homes closed of $222,471 for the year ended December 31, 2020, generating additional revenue of $53.6 million. GSH closed 1,705 homes during the year ended December 31, 2021, an increase of 234 home closings, or 15.9%, as compared to 1,471 homes closed during the year ended December 31, 2020, resulting in additional revenue of $52.0 million.
Cost of Sales and Gross Profit:   Cost of sales for the year ended December 31, 2021 was approximately $332.3 million, an increase of approximately $72.2 million, or 27.7%, from approximately $260.1 million for the year ended December 31, 2020. The increase in cost of sales was primarily attributable to higher costs per home as well as an increase in the number of homes sold. The average cost to complete a home was $194,833 for the year ended December 31, 2021, an increase of $18,054, or 10.2% from the average cost to complete a home of $176,829 for the year ended December 31, 2020, resulting in an additional $30.8 million in cost of sales. GSH closed 1,705 homes during the year ended December 31, 2021, an increase of 234 home closings, or 15.9%, as compared to 1,471 homes closed during the year ended December 31, 2020, as a result of the growth of the homebuilding operations of GSH which resulted in an additional $41.4 million of cost of sales. Gross profit for the year ended December 31, 2021 was approximately $100.6 million, an increase of approximately $33.5 million, or 49.9%, from approximately $67.1 million for the year ended December 31, 2020. Of the $33.5 million increase in gross profit $22.8 million, or 68.1%, was driven by overall sales price increases, and the other $10.7 million, or 31.9%, was attributable to the increase in number of home closings. Gross profit as a percentage of revenue for the year ended December 31, 2021 was 23.2%, an increase of 2.7%, as compared 20.5% for the year ended December 31, 2020. The increase was favorably impacted by the increase in home prices in excess of higher material and labor costs year over year.
Adjusted Gross profit:   Adjusted gross profit for the year ended December 31, 2021 was $104.2 million, an increase of $33.2 million, or 46.8%, as compared to $71.0 million for the year ended December 31, 2020. Of the $33.2 million increase, $21.9 million or 66.0% was driven by overall sales price increases, and the other $11.3 million or 34.0% was attributable to the increase in number of homes sold. Adjusted gross profit as a percentage of revenue for the year ended December 31, 2021 was 24.1%, an increase of 2.4%, as compared to 21.7% for the year ended December 31, 2020. The adjusted gross profit as a percentage of revenue increase was attributable to higher margins primarily driven by increased home prices in excess of higher input costs. Adjusted gross profit is a non-GAAP financial measure. For the definition of adjusted gross profit and a reconciliation to GSH’s most directly comparable financial measure calculated and presented in accordance with GAAP, see “GSH’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures.”
Selling, General and Administrative Expense:   Selling, general and administrative expense for the year ended December 31, 2021 was approximately $38.5 million, an increase of approximately $8.6 million, or 28.7%, from approximately $29.9 million for the year ended December 31, 2020. The increase in selling, general and administrative expense was primarily attributable to increases in salaries due to higher employee headcount of $1.1 million and commissions paid to sales agents due to an increase in the volume of homes closed of $5.8 million. Additionally, the increase in selling, general and administrative expense is attributable to $1.6 million of consulting expenses associated with increased financial reporting and accounting related costs that were incurred for the year ended December 31, 2021, as compared to $0.4 million for the year ended December 31, 2020.
Other Income (Expense), Net:   Total other income (expense), net for the year ended December 31, 2021 was approximately $0.3 million, a decrease of approximately $1.4 million, or 85.1%, as compared to approximately $1.7 million for the year ended December 31, 2020. The decrease in other income (expense), net was primarily attributable to loan forgiveness of the principal balance of $1.7 million related to GSH’s Paycheck Protection Program (“PPP”) loan as part of the Coronavirus Aid Relief in December 2020.
Net Income:   Net income for the year ended December 31, 2021 was approximately $62.4 million, an increase of approximately $23.4 million, or 60.1%, from approximately $39.0 million for the year ended December 31, 2020. The increase in net income was primarily attributable to the increase in gross profit of $33.5 million, or 49.9%, during the year ended December 31, 2021 as compared to the year ended December 31, 2020.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
The following table presents summary results of operations for the periods indicated:
	Year Ended December 31,
	2020	2019	Amount Change	% Change
Statements of Income
Revenue, net of sales discounts	$327,254,305	$272,225,885	$55,028,420	20.2%
Cost of sales	260,115,893	217,102,498	43,013,395	19.8%
Selling, general and administrative expense	29,891,622	26,786,604	3,105,018	11.6%
Other income (expense), net	1,729,584	(57,231)	1,786,815	3,122.1%
Net income	$38,976,374	$28,279,552	$10,696,822	37.8%
Other Financial and Operating Data:
Active communities at end of period	76	84	(8)	(9.5)%
Home closings(a)	1,471	1,266	205	16.2%
Average sales price of homes closed	$222,471	$215,028	$7,443	3.5%
Net new orders (units)	1,737	1,326	411	31.0%
Cancellation rate	11.5%	11.4%	0.1%	0.9%
Backlog	513	247	266	107.7%
Gross profit	$67,138,412	$55,123,387	$12,015,025	21.8%
Gross profit %(b)	20.5%	20.2%	0.3%	1.5%
Adjusted gross profit(c)	$71,030,408	$60,098,689	$10,931,719	18.2%
Adjusted gross profit %(b)	21.7%	22.1%	(0.4)%	(1.8)%
EBITDA(c)	$43,449,376	$33,611,907	$9,837,469	29.3%
EBITDA margin %(b)	13.3%	12.3%	1.0%	8.1%
Adjusted EBITDA(c)	$41,755,576	$33,611,907	$8,143,669	24.2%
Adjusted EBITDA margin %(b)	12.8%	12.3%	0.5%	4.1%

(a)
Revenues from home sales are recorded at the time each home sale is closed and closing conditions are met.

(b)
Calculated as a percentage of revenue

(c)
Adjusted gross profit, EBITDA and adjusted EBITDA are non-GAAP financial measures. For definitions of adjusted gross profit, EBITDA and adjusted EBITDA and a reconciliation to the most directly comparable financial measures calculated and presented in accordance with GAAP, see “GSH’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures.”

Revenues:   Revenues for the year ended December 31, 2020 were approximately $327.3 million, an increase of approximately $55.1 million or 20.2%, from approximately $272.2 million for the year ended December 31, 2019. The increase in revenues was primarily attributable to overall sales price increases and an increase in the number of home closings. The average sales price of homes closed for the year ended December 31, 2020 was $222,471, an increase of $7,443, or 3.5%, from the average sales price of homes closed of $215,028 for the year ended December 31, 2019, generating additional revenue of $10.9 million. GSH closed 1,471 homes during the year ended December 31, 2020, an increase of 205 home closings, or 16.2%, as compared to 1,266 homes closed during the year ended December 31, 2019 as a result of growth of the homebuilding operations of GSH, resulting in additional revenue of $44.2 million.
Cost of Sales and Gross Profit:   Cost of sales for the year ended December 31, 2020 was approximately $260.1 million, an increase of approximately $43.0 million, or 19.8%, from approximately $217.1 million for the year ended December 31, 2019. The increase in cost of sales was primarily attributable to the higher costs per home as well as an increase in the number of homes sold. The average cost to complete a home was $176,829 for the year ended December 31, 2020, an increase of $5,342, or 3.1%, from the average cost to complete a home of $171,487 for the year ended December 31, 2019 resulting in an additional $7.9 million in cost of sales. GSH closed 1,471 homes during the year ended December 31, 2020, an increase of 205 home closings, or 16.2%, as compared to 1,266 homes closed during the year ended December 31, 2019, as a result of the growth of the homebuilding operations of GSH which resulted in an additional $35.1 million in costs of sales. Gross profit for the year ended December 31, 2020 was approximately $67.1 million, an increase of approximately $12.0 million, or 21.8%, from approximately $55.1 million for the year ended December 31, 2019. Of the $12.0 million increase in gross profit, $3.1 million or 25.8% was driven by overall sales price increases, and the other $8.9 million or 74.2% was attributable to the increase in number of home closings. Gross profit as a percentage of revenue for the year ended December 31, 2020 was 20.5%, an increase of 0.3%, as compared to 20.2% for the year ended December 31, 2019. The increase was favorably impacted by the increase in home prices in excess of higher material and labor costs year over year.
Adjusted Gross Profit:   Adjusted gross profit for the year ended December 31, 2020 was $71.0 million, an increase of $10.9 million, or 18.2%, as compared to $60.1 million for the year ended December 31, 2019. Of the $10.9 million increase, $1.2 million or 10.7% was driven by overall sales price increases, and the other $9.7 million or 89.3% was attributable to the increase in number of homes sold. Adjusted gross profit as a percentage of revenue for the year ended December 31, 2020 was 21.7%, a decrease of 0.4%, as compared to 22.1% for the year ended December 31, 2019. The decrease in adjusted gross profit as a percentage of revenue was primarily due to the significant increase in revenues in the year ended December 31, 2020 coupled with a smaller increase to cost of sales. Adjusted gross profit is a non-GAAP financial measure. For the definition of adjusted gross profit and a reconciliation to GSH’s most directly comparable financial measure calculated and presented in accordance with GAAP, see “Selected Historical and Pro Forma Financial and Operating Data — Non-GAAP Financial Measures.”
Selling, General and Administrative Expense:   Selling, general and administrative expense for the year ended December 31, 2020 was approximately $29.9 million, an increase of approximately $3.1 million, or 11.6%, from approximately $26.8 million for the year ended December 31, 2019. The increase in selling, general and administrative expense was primarily attributable to commissions paid to sales agents due to an increase in the volume of homes closed of $2.6 million.
Other Income (Expense), Net:   Total other income (expense), net for the year ended December 31, 2020 was approximately $1.7 million, an increase of approximately $1.8 million, or 3,122.1%, as compared to approximately $0.1 million of expense for the year ended December 31, 2019. The increase in other income (expense), net was primarily attributable to loan proceeds of $1.7 million related to GSH’s PPP loan as part of the Coronavirus Aid Relief in December 2020.
Net Income:   Net income for the year ended December 31, 2020 was approximately $39.0 million, an increase of approximately $10.7 million, or 37.8%, from approximately $28.3 million for the year ended December 31, 2019. The increase in net income was primarily attributable to the increase in gross profit of $12.0 million, or 21.8%, during the year ended December 31, 2020 as compared to the year ended December 31, 2019.
Non-GAAP Financial Measures
Adjusted Gross Profit
Adjusted gross profit is a non-GAAP financial measure used by management of GSH as a supplemental measure in evaluating operating performance. GSH defines adjusted gross profit as gross profit excluding the effects of capitalized interest expensed in cost of sales. GSH’s management believes this information is meaningful because it separates the impact that capitalized interest expensed in cost of sales has on gross profit to provide a more specific measurement of GSH’s gross profits. However, because adjusted gross profit information excludes capitalized interest expensed in cost of sales, which has real economic effects and could impact GSH’s results of operations, the utility of adjusted gross profit information as a measure of GSH’s operating performance may be limited. Other companies may not calculate adjusted gross profit information in the same manner that GSH does. Accordingly, adjusted gross profit information should be considered only as a supplement to gross profit information as a measure of GSH’s performance.
The following table presents a reconciliation of adjusted gross profit to the GAAP financial measure of gross profit for each of the periods indicated (unaudited).

	Nine Months Ended September 30,		Year Ended December 31,
	2022	2021	2021	2020	2019
Revenue, net of sales discounts	$361,951,774	$267,271,398	$432,891,510	$327,254,305	$272,225,885
Cost of sales	264,730,624	202,315,055	332,274,788	260,115,893	217,102,498
Gross profit	$97,221,150	$64,956,343	$100,616,722	$67,138,412	$55,123,387
Interest expense in cost of sales	3,166,565	2,847,701	3,627,132	3,891,996	4,975,302
Adjusted gross profit	$100,387,715	$67,804,044	$104,243,854	$71,030,408	$60,098,689
Gross profit %(a)	26.9%	24.3%	23.2%	20.5%	20.2%
Adjusted gross profit %(a)	27.7%	25.4%	24.1%	21.7%	22.1%

(a)
Calculated as a percentage of revenue

EBITDA and Adjusted EBITDA
Earnings before interest, taxes, depreciation and amortization, or EBITDA, and adjusted EBITDA are supplemental non-GAAP financial measures used by management of GSH. GSH defines EBITDA as net income before (i) capitalized interest expensed in cost of sales, (ii) depreciation and amortization, and (iii) taxes. GSH defines adjusted EBITDA as EBITDA before stock-based compensation expense and gain on extinguishment of debt. Management of GSH believes EBITDA and adjusted EBITDA are useful because they provide a more effective evaluation of GSH’s operating performance and allow comparison of GSH’s results of operations from period to period without regard to GSH’s financing methods or capital structure or other items that impact comparability of financial results from period to period such as fluctuations in interest expense or effective tax rates, levels of depreciation or amortization, or unusual items. EBITDA and adjusted EBITDA should not be considered as alternatives to, or more meaningful than, net income or any other measure as determined in accordance with GAAP. GSH’s computations of EBITDA and adjusted EBITDA may not be comparable to EBITDA or adjusted EBITDA of other companies. GSH presents EBITDA and adjusted EBITDA because it believes they provide useful information regarding the factors and trends affecting GSH’s business.
The following table presents a reconciliation of EBITDA and adjusted EBITDA to the GAAP financial measure of net income for each of the periods indicated (unaudited).
	Nine Months Ended September 30,		Year Ended December 31,
	2022	2021	2021	2020	2019
Net income	$58,592,891	$40,424,608	$62,413,011	$38,976,374	$28,279,552
Interest expense in cost of sales	3,166,565	2,847,701	3,627,132	3,891,996	4,975,302
Depreciation and amortization	264,884	266,029	358,587	182,786	83,546
Taxes(a)	(52,018)	(115,425)	205,808	398,220	273,507
EBITDA	$61,972,322	$43,422,913	$66,604,538	$43,449,376	$33,611,907
Stock-based compensation expense	1,372,626	—	—	—	—
Gain on extinguishment of debt	—	—	—	(1,693,800)	—
Adjusted EBITDA	$63,344,948	$43,422,913	$66,604,538	$41,755,576	$33,611,907
EBITDA margin(b)	17.1%	16.2%	15.4%	13.3%	12.3%
Adjusted EBITDA margin(b)	17.5%	16.2%	15.4%	12.8%	12.3%

(a)
GSH is included in the tax filing of the shareholders of GSH, which was taxed individually. As such, Taxes does not include the effect of income tax expense.

(b)
Calculated as a percentage of revenue

Liquidity and Capital Resources
Overview
GSH funds its operations from its current cash holdings and cash flows generated by operating activities, as well as its available revolving lines of credit, as further described below. As of September 30, 2022, GSH had approximately $19.4 million in cash and cash equivalents, a decrease of $32.1 million, or 62.3%, from $51.5 million as of December 31, 2021. As of September 30, 2022 and December 31, 2021, GSH had approximately $16.2 million, and $50.6 million in unused committed capacity under its revolving lines of credit, respectively.
GSH’s principal uses of capital are purchases of developed lots, costs associated with homes under construction and finished homes, and regular operating expenses. GSH believes that its current cash holdings, cash generated from operations, and cash available under its revolving lines of credit, as well as the public debt and equity markets, will be sufficient to satisfy its short term and long term cash requirements for working capital to support its daily operations and meet current commitments under its contractual obligations.
Cash flows generated by GSH’s projects can differ materially from its results of operations, as these depend upon the stage in the life cycle of each project. GSH generally relies upon its revolving lines of credit to fund building costs, and timing of draws is such that GSH may from time to time be in receipt of funds from the line of credit in advance of such funds being utilized. GSH is generally required to make significant cash outlays at the beginning of a project related to lot purchases, permitting, and construction of homes, as well as ongoing property taxes. These costs are capitalized within GSH’s real estate inventory and are not recognized in its operating income until a home sale closes. As a result, GSH incurs significant cash outflows prior to the recognition of associated earnings. In later stages of projects, cash inflows could exceed GSH’s results of operations, as the cash outflows associated with land purchase and home construction and other expenses were previously incurred.
The cost of home construction fluctuates with market conditions and costs related to building materials and labor. The residential construction industry experiences labor and material shortages from time to time, including shortages in qualified subcontractors, tradespeople and supplies of insulation, drywall, cement, steel, and lumber. These labor and material shortages can be more severe during periods of strong demand for housing, during periods following natural disasters that have a significant impact on existing residential and commercial structures or as a result of broader economic disruptions, such as the COVID-19 pandemic. For example, in the last 18 months, the cost of lumber has been volatile due to the U.S. government-imposed tariffs on imports of lumber and the supply-chain disruptions caused by the closing of lumber mills in response to the COVID-19 pandemic. Increases in lumber commodity prices may result in the renewal of GSH’s lumber contracts at more expensive rates, which may significantly impact GSH’s cost to construct homes and GSH’s business. While GSH has recently seen a steep decline in the price of lumber and more moderate reductions in other building materials, future increases in the cost of building materials and labor could have a negative impact on GSH’s margins on homes sold. Supply-chain disruptions may also result in increased costs to obtain building supplies, delayed delivery of developed lots, and incurrence of additional carrying costs on homes under construction, among other things. Labor and material shortages and price increases for labor and materials could cause delays in home construction and increase GSH’s costs of home construction, which in turn could have a material adverse effect on GSH’s cost of sales and operations.
Finished Lot Deposits
GSH actively enters into finished lot purchase contracts with unaffiliated third party land developers by placing deposits of generally 10% of the aggregate purchase price of the finished lots. When entering into these contracts, GSH defers acquiring portions of properties owned by third parties or other entities to match its expected selling pace. Therefore, GSH’s initial cash outflow represents a small proportion of the land purchase price. As of September 30, 2022 and December 31, 2021, GSH’s lot deposits related to finished lot purchase contracts were $3.6 million and $2.9 million, respectively.

Homebuilding Debt
GSH, jointly with other affiliates (see Note 1 — Nature of operations and basis of presentation to the GSH Carve-Out Financial Statements) considered to be under common control, enters into debt arrangements with financial institutions. These debt arrangements are in the form of revolving lines of credit. GSH and the Other Affiliates are collectively referred to as the Nieri Group. The Nieri Group entities are jointly and severely liable for the outstanding balances under the revolving lines of credit, however; GSH has been deemed the primary obligor in accordance with Accounting Standards Codification 405, Liabilities. As the primary obligor, GSH records and accounts for the outstanding advances under the financial institution debt as of September 30, 2022 and December 31, 2021.
The following table and descriptions provide a summary of GSH’s material debt under the revolving lines of credit for the periods indicated:
	As of September 30, 2022
	Weighted average interest rate(1)	Homebuilding Debt – Wells Fargo Syndication	Homebuilding Debt – Other	Other Affiliates(3)	Total
Wells Fargo Bank	4.31%	45,004,236	$—	$4,007,651	$49,011,887
Regions Bank	4.31%	31,257,904	—	—	31,257,904
Texas Capital Bank	4.31%	22,324,318	—	—	22,324,318
Truist Bank	4.31%	22,304,732	—	—	22,304,732
First National Bank	4.31% / 5.38%	8,929,747	—	1,208,124	10,137,871
Anderson Brothers	4.64%	—	—	2,133,300	2,133,300
First Community	4.00%	—	—	1,575,611	1,575,611
Security Federal	6.38%	—	—	746,299	746,299
Total debt on contracts		$129,820,937	$—	$9,670,985	$139,491,922
	As of December 31, 2021
	Weighted average interest rate(2)	Homebuilding Debt – Wells Fargo Syndication	Homebuilding Debt – Other	Other Affiliates(3)	Total
Wells Fargo Bank	3.63%	$36,453,801	$—	$—	$36,453,801
Regions Bank	3.63% / 4.40%	23,189,545	—	918,453	24,107,998
Texas Capital Bank	3.63%	16,561,385	—	—	16,561,385
Truist Bank	3.63%	16,543,353	—	—	16,543,353
First National Bank	3.63% / 3.88%	6,624,554	—	21,160	6,645,714
Anderson Brothers	4.25%	—	439,200	1,608,300	2,047,500
Other debt	—%	—	142,536	—	142,536
Total debt on contracts		$99,372,638	$581,736	$2,547,913	$102,502,287
	As of December 31, 2020
	Weighted average interest rate	Homebuilding Debt	Other Affiliates(3)	Total
Wells Fargo Bank	4.31%	$26,914,877	$3,980,502	$30,895,379
Regions Bank	4.82%	17,856,941	—	17,856,941
Texas Capital Bank	4.52%	9,371,299	1,209,463	10,580,762
Truist Bank	3.99%	5,876,998	—	5,876,998

	As of December 31, 2020
	Weighted average interest rate	Homebuilding Debt	Other Affiliates(3)	Total
First National Bank	4.87%	4,277,966	—	4,277,966
Ameris Bank	5.07%	3,760,562	294,420	4,054,982
Walters Investment	6.00%	—	1,086,750	1,086,750
Other debt	—%	185,606	—	185,606
Total debt on contracts		$68,244,249	$6,571,135	$74,815,384

(1)
The weighted average interest rate for the Wells Fargo Syndication debt is 4.31%. The 5.38% represents the weighted average interest rate for Other Affiliates debt for First National Bank.

(2)
The weighted average interest rate for the Wells Fargo Syndicated line is 3.63%. The 4.40% and 3.88% represent the weighted average interest rate for Other Affiliates debt for Regions Bank and First National Bank, respectively.

(3)
Outstanding balances relate to bank financing for land acquisition and development activities of Other Affiliates for which the Company is the co-obligor. In addition, the $4,007,651 of Other Affiliates debt with Wells Fargo as of September 30, 2022, is part of the Wells Fargo Syndication.

Wells Fargo Syndication
In July 2021, the Nieri Group entities entered into a $150,000,000 Syndicated Credit Agreement (“Syndicated Line”) with Wells Fargo Bank, National Association (“Wells Fargo”). The Syndicated Line is a three-year revolving credit facility with a maturity date of July 2024, and an option to extend the maturity date for one year that can be exercised upon approval from Wells Fargo. The Syndicated Line also includes a $2.0 million letter of credit as a sub facility subjected to the terms and conditions of the Syndicated Line. GSH used the initial proceeds from the Syndicated Line to repay all then-existing syndication group participants’ outstanding construction line balances. The syndication group consisted of Wells Fargo Bank, Regions Bank, Texas Capital Bank, Truist Bank and First National Bank. The remaining availability on the Syndicated Line was $16.2 million and $50.6 million as of September 30, 2022 and December 31, 2021, respectively. GSH pays a fee ranging between 15 and 30 basis points per annum depending on the unused amount of the Syndicated Line. The fee is computed on daily basis and paid quarterly in arrears.
The Syndicated Line contains financial covenants, including (a) a minimum tangible net worth of no less than the sum of (x) $65.0 million and (y) 25% of positive after-tax net income, as of September 30, 2022 (which amount is subject to increase over time based on earnings), (b) a maximum leverage covenant that prohibits the leverage ratio from exceeding 2.75 to 1.00 for any fiscal quarter, (c) a minimum debt service coverage ratio to be less than 2.50 to 1.00 for any fiscal quarter, and (d) a minimum liquidity amount of not less than $15.0 million at all times and unrestricted cash of not less than $7.5 million at all times. The Nieri Group was in compliance with all debt covenants as of September 30, 2022 and December 31, 2021.
The interest rates on the borrowings under the Syndicated Line vary based on the Nieri Group’s leverage ratio, and may be based on the greater of either LIBOR plus an applicable margin (ranging from 275 basis points to 350 basis points based on GSH’s leverage ratio as determined in accordance with a pricing grid or the base rate plus the aforementioned applicable margin. The interest rate on borrowings under the Syndicated Line may be based on the LIBOR rate and in the event that the LIBOR rate is no longer available, the agreement contemplates transitioning to an alternative widely available market rate agreeable between parties.
Wells Fargo
In June 2016, the Nieri Group entered into a Credit Facility Agreement with Wells Fargo Bank, N.A. (the “Wells Fargo Agreement”) to facilitate the financing for home construction. The Wells Fargo Agreement was most recently amended in October 2019 which increased the borrowing capacity to $60.0 million and extended the maturity date to June 30, 2022. In July 2021, the outstanding balance of the Wells Fargo Agreement was repaid in full as a result of the Syndicated Line. GSH made monthly interest payments based on a formulated rate defined in the Wells Fargo Agreement.
Regions Bank
In October 2018, the Nieri Group entered into a line of credit agreement with Regions Bank (the “Regions Agreement”) to finance the acquisition of developed residential building lots and construction of detached single family homes in Georgia and South Carolina. The Regions Agreement provided GSH with a borrowing capacity of $35.0 million and had a maturity date of October 2020. The Regions Agreement was amended in March 2019, to increase the borrowing capacity to $40.0 million and extended the maturity date to July 2021. In July 2021, the outstanding balance of the Regions Agreement was repaid in full as a result of the Syndicated Line. The Regions Agreement required GSH to make monthly interest only payments based on the LIBOR rate plus 4.25%.
Ameris Bank
In June 2014, the Nieri Group entered into a revolving credit agreement with Ameris Bank (the “Ameris Bank Agreement”) in the amount of $7.5 million. The Ameris Bank Agreement was amended in December 2019, which increased the borrowing capacity to $15.0 million and extended the maturity date to November 2021. In July 2021, the outstanding balance of the Ameris Bank Agreement was repaid in full as a result of the Syndicated Line. The interest rate of the Ameris Bank Agreement was the greater of (i) 0.5% in excess of the lender’s prime rate and (ii) the interest rate floor of 5.0%.
Texas Capital Bank
In November 2016, the Nieri Group entered into a revolving credit agreement with Texas Capital Bank (the “Texas Capital Bank Agreement”) for a principal amount of $20.0 million to facilitate the acquisition of developed, platted, and entitled single-family residential lots and other real property. The Texas Capital Bank agreement was most recently amended in October 2020, which extended the maturity date of the agreement to January 6, 2024. The borrowing capacity was increased to $40.0 million, with interest only payments due monthly at a rate of the greater of a fixed rate of 3.50% or an adjustable rate equal to the 90-day LIBOR rate plus 3.25%. In July 2021, the outstanding balance of the Texas Capital Bank Agreement was repaid in full as a result of the Syndicated Line.
First National Bank
In January 2014, the Nieri Group entered into a revolving credit agreement with First National Bank (the “First National Bank Agreement”) in the amount of $3.0 million to acquire real property and construct single family homes. The agreement with First National Bank was amended in June 2016 to increase the credit line to $10.0 million. In October 2019, GSH renewed the First National Bank Agreement which extended the maturity date to November 30, 2021. In July 2021, the outstanding balance of the First National Bank Agreement was repaid in full as a result of the Syndicated Line. Interest was paid at the greater of (i) 3.88% and (ii) the federal prime rate plus 0.50%.
Truist Bank (formerly BB&T)
In November 2018, the Nieri Group entered into a revolving credit agreement with Branch Banking and Trust Company (“BB&T”) bank (the “BB&T Agreement” or “Truist Agreement”) with borrowing capacity of $15.0 million for construction of single family homes to be developed on vacant lots. The BB&T Agreement was amended in November 2019 which increased the borrowing capacity to $25.0 million. In late 2019, BB&T bank was acquired by Truist Bank, and as a result GSH’s outstanding agreement was transferred to Truist Bank. All terms of the existing BB&T Agreement were unchanged as a result of the transfer. In October 2020, the Truist Agreement was renewed and the maturity date was extended to November 10, 2022. In July 2021, the outstanding balance of the Truist Agreement was repaid in full as a result of the Syndicated Line. Interest was paid at the prime rate plus 0.5% with a minimum floor rate of 3.50%.

Leases
GSH leases land and office space in South Carolina under operating leases with related parties. As of September 30, 2022 and December 31, 2021, the future minimum lease payments required under these leases totaled $0.7 million and $1.2 million, with $0.4 million and $0.6 million payable within 12 months, respectively. Further information regarding GSH’s leases is provided in Note 9 — Commitments and Contingencies to the GSH Carve-Out Financial Statements.
Cash Flows
Nine Months Ended September 30, 2022 Compared to Nine Months Ended September 30, 2021
The following table summarizes GSH’s cash flows for the periods indicated:
	Nine Months Ended September 30,
	2022	2021
Net cash provided by operating activities	$19,664,352	$18,348,871
Net cash used in investing activities	(151,612)	(286,439)
Net cash used in financing activities	(51,644,900)	(6,279,166)
Net cash provided by operating activities was $19.7 million for the nine months ended September 30, 2022, an increase of $1.4 million as compared to $18.3 million of net cash provided by operating activities for the nine months ended September 30, 2021. The increase in net cash provided by operating activities was primarily attributable to $18.2 million of additional net income. This amount is offset by net cash used in operations, consisting primarily of $13.6 million of increased investment in inventories and a decrease of $6.5 million of accounts payable due to an increased level of operations.
Net cash used in investing activities was $0.2 million for the nine months ended September 30, 2022, a decrease of $0.1 million as compared to $0.3 million of net cash used in investing activities for the nine months ended September 30, 2021. The decrease in net cash used in investing activities was primarily due to a $0.2 million decrease in purchases of property and equipment.
Net cash used in financing activities was $51.6 million for the nine months ended September 30, 2022, an increase of $45.3 million as compared to $6.3 million of net cash used in financing activities for the nine months ended September 30, 2021. The increase in net cash used in financing activities was primarily attributable to an increase of $27.3 million in net transfer to shareholders and other affiliates in the nine months ended September 30, 2022 to account for the activity that occurred between the homebuilding operations of GSH and shareholders and other affiliates before the carve-out. The increase in net cash used in financing activities was also attributable to a $1.9 million decrease in net cash flows from homebuilding and other affiliate debt, as well as a $17.3 million increase in Due to/from other affiliates.
Year Ended December 31, 2021 Compared to Year Ended December 31, 2020
The following table summarizes GSH’s cash flows for the periods indicated:
	Year Ended, December 31,
	2021	2020
Net cash provided by operating activities	$58,318,036	$71,781,702
Net cash used in investing activities	(394,054)	(785,294)
Net cash used in financing activities	(35,598,882)	(51,419,649)
Net cash provided by operating activities was $58.3 million for the year ended December 31, 2021, a decrease of $13.5 million, as compared to $71.8 million of net cash provided by operating activities for the year ended December 31, 2020. The decrease in net cash provided by operating activities was primarily attributable to $23.4 million of additional net income, and an increase of $6.1 million in accounts payable due to an increased level of operations. These amounts were offset by net cash used in operations, consisting primarily of $42.0 million of increased investment in inventories.

Net cash used in investing activities was $0.4 million for the year ended December 31, 2021, a decrease of $0.4 million as compared to $0.8 million of net cash used in investing activities for the year ended December 31, 2020. The decrease in net cash used in investing activities was primarily due to a $0.4 million decrease in purchases of property and equipment.
Net cash used in financing activities was $35.6 million for the year ended December 31, 2021, a decrease of $15.8 million as compared to $51.4 million of net cash used in financing activities for the year ended December 31, 2020. The decrease in net cash used in financing activities was primarily attributable to a $33.5 million net transfer to shareholders and other affiliates in the year ended December 31, 2020 to account for the activity that occurred between the homebuilding operations of GSH and shareholders and other affiliates before the carve-out, as well as a $9.9 million increase in due to/from other affiliates. The net cash used in financing activities is offset by a $37.8 million increase in net cash flows from homebuilding debt.
Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
The following table summarizes GSH’s cash flows for the periods indicated:
	Year Ended, December 31,
	2020	2019
Net cash provided by operating activities	$71,781,702	$24,182,647
Net cash used in investing activities	(785,294)	(319,930)
Net cash used in financing activities	(51,419,649)	(20,261,741)
Net cash provided by operating activities was $71.8 million for the year ended December 31, 2020, an increase of $47.6 million as compared to $24.2 million of net cash provided by operating activities for the year ended December 31, 2019. The increase in net cash provided by operating activities was primarily attributable to $10.7 million of additional net income, and a decrease in investments in inventories of $36.2 million as cash was received from the 1,471 home closings in the year ended December 31, 2020 as compared to 1,266 in the year ended December 31, 2019.
Net cash used in investing activities was $0.8 million for the year ended December 31, 2020, an increase of $0.5 million as compared to $0.3 million of net cash used in investing activities for the year ended December 31, 2019. The increase in net cash used in investing activities during the year ended December 31, 2020 was primarily due to a $0.5 million increase in purchases of property and equipment.
Net cash used in financing activities was $51.4 million for the year ended December 31, 2020, an increase of $31.1 million as compared to $20.3 million of net cash used in financing activities for the year ended December 31, 2019. The increase in net cash used in financing activities was primarily attributable to a $22.3 million net transfer to shareholders and other affiliates in the year ended December 31, 2020 to account for the activity that occurred between the homebuilding operations of GSH and shareholders and other affiliates before the carve-out. The increase in net cash used in financing activities was also attributable to a $12.9 million decrease in net cash flows from homebuilding debt, as well as a $6.0 million increase in Due to/from other affiliates.
Critical Accounting Policies and Estimates
GSH prepared the GSH Carve-Out Financial Statements in accordance with GAAP. Its critical accounting policies are those that it believes have the most significant impact to the presentation of its financial position and results of operations and that require the most difficult, subjective or complex judgments. In many cases, the accounting treatment of a transaction is specifically dictated by GAAP without the need for the application of judgment.
In certain circumstances, however, the preparation of carve-out financial statements in conformity with GAAP requires GSH to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the carve-out financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Significant estimates made by GSH include corporate expense allocation, useful lives of depreciable assets, revenue recognition associated with contracts recognized over time, and capitalized interest. Actual results could differ from those estimates.

Revenue Recognition
GSH recognizes revenue in accordance with Revenue from Contracts with Customers (Topic 606). Revenue is recognized when performance obligations are satisfied by transferring promised goods or services to customers, as determined by applying a five-step process consisting of: a) identifying the contract, or contracts, with a customer, b) identifying the performance obligations in the contract, c) determining the transaction price, d) allocating the transaction price to the performance obligations in the contract, and e) recognizing revenue when, or as, performance obligations are satisfied.
Revenues consist primarily of home sales in the United States. Home sale transactions typically have a single performance obligation to deliver a completed home to the homebuyer which is generally satisfied when control of the home is transferred to the customer. Control is considered to be transferred to the customer at the time of closing when the title and possession of the home are received by the homebuyer. Little to no estimation is involved in recognizing such revenues. Revenue is reported net of any discounts and incentives.
Revenues from home sales in which the buyer retains title to the homesite while GSH builds the home are recognized based on the percentage of completion of the home construction, which is measured on a quarterly basis.
Home sale transactions are made under fixed price or speculative based contracts that are affected by market demand and interest rates. GSH generally determines the selling price per home based on the expected cost-plus margin. Based on GSH’s review of its contracts, GSH believes there are no significant financing components due to the expected duration of the contracts and the related performance obligation has an original expected duration of one year or less.
Warranty Reserves
GSH establishes warranty reserves to provide for estimated future expenses as a result of defective construction on original installations, plumbing, electrical, HVAC and other systems, and structural home integrity. Estimates are determined based on management’s judgment considering factors such as historical claims and the number of homes delivered. Actual warranty costs could differ from current estimated amount.
GSH’s warranty reserve amounts are based upon historical experience and geographic location. While GSH believes that its warranty reserves are sufficient to cover its projected costs, there can be no assurances that historical data and trends will accurately predict its actual warranty costs. See Note 1 and Note 8 to GSH’s Carve-Out Financial Statements for additional information related to its warranty reserves.
Real Estate Inventory and Cost of Home Sales
Inventory includes developed lots, homes under construction, and finished homes. Developed lots consist of land that has been developed for or acquired by GSH, and vertical construction is imminent. At the time construction begins, developed lots are transferred to homes under construction. Homes under construction represents costs associated with active homebuilding activities which include, but are not limited to, direct material, labor, and overhead costs related to home construction, capitalized interest, real estate taxes, and any common costs that benefit the entire community during construction. Finished homes represent completed but unsold homes at the end of the reporting period. Costs incurred in connection with completed homes and selling, general, and administrative costs are expensed as incurred.
GSH relies on certain estimates to determine its construction and land development costs. Construction and land costs are comprised of direct and allocated costs, including estimated future costs. In determining these costs, GSH compiles project budgets that are based on a variety of assumptions, including future construction schedules and costs to be incurred. Actual results can differ from budgeted amounts for various reasons, including construction delays, labor or material shortages, slower absorptions, increases in costs that have not yet been committed, changes in governmental requirements, or other unanticipated issues encountered during construction and development and other factors beyond GSH’s control. To address uncertainty in these budgets, GSH assesses, updates and revises project budgets on a regular basis, utilizing the most current information available to estimate home construction and land development costs.

Developed lots are typically allocated to individual residential lots on a per lot basis based on specific costs incurred for the acquisition of the lot. At the time construction of the home begins, developed lots are transferred to homes under construction within inventory. Sold units are expensed to cost of sales based on a specific identification basis. Costs of sales consists of specific construction costs of each home, estimated warranty costs, allocated developed lots, and closing costs applicable to the home.
Inventories are carried at the lower of accumulated cost or net realizable value. GSH periodically reviews the performance and outlook of its inventories for indicators of potential impairment.
GSH records rebates with certain suppliers as a reduction in cost of sales based on a specific identification basis. At the time of closing, costs are accrued that were incurred as part of the construction of the home but not paid at the time of closing. The accrual is recorded within costs of sales.
Share-Based Compensation
GSH accounts for share-based compensation in accordance with FASB ASC 718 — Compensation — Share-Based Compensation, which requires compensation cost for the grant-date fair value of share-based awards to be recognized over the requisite service period. GSH accounts for forfeitures when they occur. The fair value of share-based awards, granted or modified, is determined on the grant date (or modification or acquisition dates, if applicable) at fair value, using the Black-Scholes option pricing model. This model is affected by GSH’s share price as well as assumptions regarding a number of subjective variables. These subjective variables include, but are not limited to, GSH’s expected share price volatility over the terms of the awards, and actual and projected employee stock option exercise behaviors. GSH records share-based compensation expense over the requisite service period.
Recently Issued/Adopted Accounting Standards
Refer to the section titled “Recent Accounting Pronouncements” in Note 2 of the notes to the GSH Carve-Out Financial Statements included elsewhere in this prospectus for more information.
Internal Controls Over Financial Reporting
A company’s internal controls over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.
As a private company, GSH is not currently required to maintain an effective system of internal controls as defined by Section 404 of the Sarbanes-Oxley Act. As a public company, UHG’s management is required to certify financial and other information in its quarterly and annual reports and provide an annual management report on the effectiveness of internal control over financial reporting. UHG is, and upon completion of the Business Combination will continue to be an “emerging growth company” within the meaning of the Securities Act and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act. UHG will not be required to have its independent registered public accounting firm attest to the effectiveness of its internal control over financial reporting until its first annual report subsequent to its ceasing to be an “emerging growth company” within the meaning of Section 2(a)(19) of the Securities Act.
GSH has identified material weaknesses in its internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of its annual or interim financial statements will not be prevented or detected on a timely basis. GSH identified material weaknesses in GSH’s internal controls in the following areas: (i) failure to properly evaluate certain transactions in accordance with U.S. GAAP, including failure to record revenues and cost of sales in accordance with ASC 606; (ii) lack of appropriate documented review of related party transactions; (iii) controls related to recordation of certain expenses and payables were not appropriate, which includes recordation in proper periods; (iv) lack of second level reviews in certain areas; (v) a lack of or improper segregation of duties; (vi) failure to retain evidence of review of multiple key controls; (vii) lack of formal control review and documentation required by COSO principles; and (viii) multiple IT related control deficiencies.
Each of the material weaknesses described above involves control deficiencies that could result in a misstatement of one or more account balances or disclosures that would result in a material misstatement to the GSH Carve-Out Financial Statements that would not be prevented or detected, and, accordingly, it has determined that these control deficiencies constitute material weaknesses.
GSH is currently in the process of implementing measures and taking steps to address the underlying causes of these material weaknesses and the control deficiencies. Its efforts to date have included the following:
•
updating processes around the accounting for custom revenue in consideration of ASC 606;

•
updating processes around accounting for warranty expense;

•
implementing changes to correct the classification of intercompany charges and inventory; and

•
adopting the COSO framework in order to develop and deploy control activities, and assess the effectiveness of internal controls over financial reporting

GSH also intends to implement additional measures in the future, which may include:
•
review and enhancement of its system of internal controls across all business units to ensure that financial statement line items and disclosures across segments are addressed by sufficiently precise controls;

•
review and enhancement of its internal controls related to the financial statement review process, including review controls over manual journal entries and account reconciliations;

•
review and enhancement of IT general controls over information systems relevant to financial reporting, including privileged access and segregation of duties; and

•
realignment of existing personnel and the addition of both internal and external personnel to strengthen management’s review and documentation over internal control over financial reporting.

GSH will continue to review and improve its internal controls over financial reporting to address the underlying causes of the material weaknesses and control deficiencies, Such material weaknesses and control deficiencies will not be remediated until GSH’s remediation plan has been fully implemented, and it has concluded that its internal controls are operating effectively for a sufficient period of time.
GSH cannot be certain that the steps it is taking will be sufficient to remediate the control deficiencies that led to its material weaknesses in its internal control over financial reporting or prevent future material weaknesses or control deficiencies from occurring. In addition, GSH cannot be certain that it has identified all material weaknesses and control deficiencies in its internal control over financial reporting or that in the future it will not have additional material weaknesses or control deficiencies in its internal control over financial reporting.
Inflation
In 2021 and continuing through 2022, the rate of inflation in the United States increased significantly and may continue to increase. Although GSH has seen recent decreases in demand for homes, GSH has also seen a greater ability to procure raw materials at favorable prices and in favorable time frames, as opposed to lengthy delays and product shortfalls that were common in the homebuilding industry as a result of the COVID-19 pandemic.
Off-Balance Sheet Arrangements
GSH currently has no off-balance sheet arrangements.

Quantitative and Qualitative Disclosure About Market Risk
GSH’s operations are interest rate sensitive. As overall housing demand is adversely affected by increases in interest rates, a significant increase in interest rates may negatively affect the ability of homebuyers to secure adequate financing. Higher interest rates could adversely affect GSH’s revenues, gross profits and net income.
GSH will also be exposed to the effects of interest rate changes as a result of borrowings used to maintain liquidity and fund construction costs. GSH’s interest rate risk management objectives will be to limit the impact of interest rate changes on earnings and cash flows and to lower overall borrowing costs. To achieve its objectives, GSH may borrow at fixed rates or variable rates. GSH has not entered into, nor does it intend to enter into in the future, derivative financial instruments for trading or speculative purposes or to hedge against interest rate fluctuations.
As of September 30, 2022 and December 31, 2021, GSH’s outstanding borrowings were approximately $139.5 million and $102.5 million, respectively, which consisted primarily of variable rate debt. Over 95% of the outstanding borrowings relate to the Wells Fargo Syndication revolving construction line, and the interest rate on the borrowings under the Syndicated Line may be based on the LIBOR rate. In the event the LIBOR rate is no longer available, an alternative widely available market rate agreeable between parties will be used. Additionally, GSH’s smaller outstanding borrowings incur interest based on other variable rates such as the federal prime rate. A change in interest rates on variable debt due to changes in the LIBOR rate, or the availability of the LIBOR rate, and the federal prime rate could impact the future earnings and cash flows, and its fair value. The interest incurred on the outstanding borrowings fluctuate based on the amounts drawn on the revolving lines of credit as the financing needs surrounding GSH’s homebuilding operations change. Based upon the amount of variable rate debt at September 30, 2022 and December 31, 2021, and holding the variable rate debt balance constant, each 1% increase in interest rates would increase interest incurred by approximately $1.4 million and $1.0 million per year, respectively.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF GSH
The following table sets forth, as of the Ownership Date and after giving effect to the Pre-Closing Recapitalization of GSH, the amount of GSH Common Shares beneficially owned by: (1) any person who is known by GSH to be the beneficial owner of more than 5% of the outstanding GSH Common Shares; (2) each of GSH’s directors; (3) each of GSH’s executive officers; and (4) all of GSH’s directors and executive officers as a group. There were a total of 105,606 GSH Common Shares issued and outstanding as of January 26, 2023 (including shares issued pursuant to exercisable options warrants or options or warrants that will become exercisable within 60 days of January 26, 2023).
	Common Stock Beneficially Owned		Common Stock Beneficially Owned Following the Pre-Closing Recapitalization of GSH
Name and Address(1) of Beneficial Owner(2)	Number of Shares(3)	Percentage	Number of Shares	Class	Percentage of Outstanding Shares	Percentage of Class
Executive Officers
Michael Nieri, Chairman of the Board of Directors, President and Chief Executive Officer	51,000(3)	48.3%	51,000	B	48.3%	51.5%
Shelton Twine, Chief Operating Officer			548	A	*	8.3%
	48,548(4)	45.9%	48,000	B	45.5%	48.5%
Pennington Nieri, Co-Executive Vice President – Construction Services	16,048(5)	15.2%	16,048	B	15.2%	16.2%
Directors	—	—	—	—	—	—
Eric S. Bland	—	—	—	—	—	—
James P. Clements	24	*	24	A	*	*
Robert Dozier	24	*	24	A	*	*
Jason Enoch	24	*	24	A	*	*
Nikki R. Haley	72	*	72	A	*	1.1%
Alan Levine	24	*	24	A	*	*
Tom O’Grady	2,000(6)	1.9%	2,000	A	1.9%	30.3%
All directors and executive officers as a group	101,764	96.3%	101,764		96.3%
5% or Greater Shareholders
PWN Trust 2018 dated 7/17/2018	16,000	15.2%	16,000	B	16.0%	16.2%
MEN Trust 2018 dated 7/17/2018	16,000	15.2%	16,000	B	16.0%	16.2%
PMN Trust 2018 dated 7/17/2018	16,000	15.2%	16,000	B	16.0%	16.2%

*
Represents less than 1% of GSH’s outstanding common stock as of January 26, 2023.

(1)
The address of each of the beneficial owners is 90 N Royal Tower Dr, Irmo, SC 29063.

(2)
Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities and shares issuable pursuant to options, warrants and similar rights held by the respective person or group that may be exercised within 60 days following January 26, 2023. Except as otherwise indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

(3)
Other than 5,000 GSH Common Shares owned by Mr. Nieri, GSH Common Shares are non-voting shares.

(4)
Mr. Twine serves as a trustee of each of the PWN Trust 2018 dated 7/17/2018, MEN Trust 2018 dated 7/17/2018, and PMN Trust 2018 dated 7/17/2018.

(5)
Pennington Nieri serves as trustee of the PWN Trust 2018 dated 7/17/2018.

(6)
Mr. O’Grady is the beneficial owner of 2,000 GSH Common Shares pursuant to a Warrant Purchase Agreement.

MANAGEMENT OF THE POST-COMBINATION COMPANY
FOLLOWING THE BUSINESS COMBINATION
Unless the context otherwise requires, references in this subsection to “we,” “us” and “our” generally refer to the Post-Combination Company from and after the Business Combination.
Following the consummation of the Business Combination, the business and affairs of the Post-Combination Company will be managed by or under the direction of the UHG Board. Officers of the Post-Combination Company will be elected by the UHG Board from time to time, and will hold office for the term as determined by the UHG Board. The Business Combination Agreement provides that, following the Closing, the size of the UHG Board will be expanded from five directors to 10 directors. The UHG Board will consist of (i) eight directors comprising the historical board of directors of GSH, and (ii) two directors nominated by DHHC. It is expected that the directors, officers, and key employees of the Post-Combination Company upon consummation of the Business Combination will include the following:
Name	Age	Position
Michael Nieri	58	Chairman, Chief Executive Officer, President, and Director
Shelton Twine	49	Chief Operating Officer
Keith Feldman	46	Chief Financial Officer
Tom O’Grady	67	Chief Administrative Officer and Director
Steve Lenker	55	Executive Vice President, General Counsel, and Corporate Secretary
Dan Goldstein	45	Executive Vice President – Finance
Kookie McGuire	49	Vice President – Finance
Pennington Nieri	29	Co-Executive Vice President – Construction Services
Jeremy Pyle	45	Co-Executive Vice President – Construction Services
Rob Penny	48	Executive Vice President – Sales
Allan Hutto	51	Vice President – Investor Relations and Governmental Affairs
David Hamamoto(3)	62	Director
Eric S. Bland	60	Director
James P. Clements(2)(3)	58	Director
Robert Dozier(1)(2)(3)	54	Director
Jason Enoch(1)(2)(4)	55	Director
Nikki R. Haley(3)	50	Director
Alan Levine(1)(2)(4)	61	Director
Michael Bayles(1)	39	Director

(1)
Expected to be member of the audit committee, effective upon the consummation of the Business Combination.

(2)
Expected to be member of the compensation committee, effective upon the consummation of the Business Combination.

(3)
Expected to be member of the nominating and corporate governance committee, effective upon the consummation of the Business Combination.

(4)
Expected to be member of the related party transactions committee, effective upon the consummation of the Business Combination.

Michael Nieri is GSH’s Chief Executive Officer, President, and Chairman. Mr. Nieri founded GSH in June 2004, and has since served as GSH’s President and Chairman. Mr. Nieri served as GSH’s Chief Executive Officer from GSH’s founding through June 2013, and again commencing in January 2022. Mr. Nieri has dedicated his professional life to providing families with well-built, affordably priced homes with signature style and quality throughout the southeast, where he has built over 15,000 homes in high-growth markets over his career. Mr. Nieri has received numerous awards and accolades, including his induction into the South Carolina Housing Hall of Fame and receiving the BIA Richard N. Sendler Award by the Central South Carolina Building Industry Association. In addition, he has been recognized as the South Carolina Homebuilder of the Year and the Builder Member of the Year. For his innovative leadership and dedication to his community, Mr. Nieri received the 2020 Hearthstone BUILDER Humanitarian Award, a national award for industry leaders who demonstrate a lifetime of dedication to charitable endeavors. Mr. Nieri is the brother-in-law of Shelton Twine and father of Pennington Nieri. Mr. Nieri holds a Bachelor of Science degree in Construction Science and Management from Clemson University. Mr. Nieri brings invaluable knowledge of the operations and management of the company to our management team. Mr. Nieri’s qualifications to serve on our board of directors are primarily based on his operational and historical experience as Founder, President, Chief Executive Officer and Chairman of GSH and his extensive experience in the homebuilding industry.
Shelton Twine is GSH’s Chief Operating Officer, where he oversees GSH’s day to day operations to execute the strategic vision of the company. Mr. Twine has been a key member of the management team of GSH and its affiliated entities for 20 years. Prior to becoming GSH’s Chief Operating Officer in July 2018, Mr. Twine held various positions with GSH beginning in 2002, including serving as GSH’s Vice President – Operations from 2015-2018 and as Vice President from 2004-2007. From 2007-2015, Mr. Twine served as President of Realty and Marketing Services (RMS) following its spin-off from GSH, where he oversaw real estate and sales operations. A member of the Nieri extended family, he is brother-in-law of Michael Nieri and uncle of Pennington Nieri. Mr. Twine is a licensed real estate broker and holds a Bachelor of Arts degree from Old Dominion University in Norfolk, Virginia.
Keith Feldman has agreed to serve as the Chief Financial Officer of GSH. Mr. Feldman currently serves as a director and the chairman of the audit committee of Lordstown, an electric vehicle innovator focused on developing high-quality, light-duty work vehicles, a position he has held since October 2020, and as Chief Financial Officer of DHHC, a position he has held since October 2020. Mr. Feldman served as a director of DHHC from inception until his resignation on August 2, 2022, and his resignation did not result from any disagreement with DHHC. Mr. Feldman previously served as the Chief Financial Officer and Treasurer of NorthStar Realty Europe Corp. (NYSE: NRE), a NYSE-listed REIT focused on European commercial real estate properties from May 2017, through the acquisition by AXA Investment Managers-Real Assets, in September 2019. Mr. Feldman served as a managing director of Colony Capital, Inc., from January 2017 to October 2019 and served as a managing director of NorthStar Asset Management Group Inc., a predecessor company of Colony Capital, Inc. from July 2014 to January 2017, as a managing director of NorthStar Realty Finance Corp. from January 2014 to July 2014 and as a director of NorthStar Realty Finance Corp. from January 2012 to December 2013. In each of these roles, Mr. Feldman’s responsibilities included capital markets, corporate finance, and investor relations. Earlier in his career, Mr. Feldman held various financial positions at NorthStar Realty Finance Corp., Goldman Sachs, J.P. Morgan Chase and KPMG LLP. Mr. Feldman received a Bachelor of Science in accounting from Binghamton University. In 2021, several class actions and derivative lawsuits were filed in connection with the DiamondPeak-Lordstown Motors merger and claims relating to Lordstown vehicle pre-orders and production timeline: one in federal court in Ohio, four in federal court in Delaware and two in chancery court in Delaware. Mr. Feldman is named as an individual defendant in each of these lawsuits. The lawsuits generally share a factual nexus, and allege securities law violations and other claims against all defendants, including Mr. Feldman. Mr. Feldman is a CFA charterholder and a CPA.
Clive R.G. (Tom) O’Grady has been a member of the board of directors of GSH since October 2021 and is GSH’s Chief Administrative Officer, a position he has held since January 2022. Mr. O’Grady also serves on GSH’s Nominating and Corporate Governance Committee. Mr. O’Grady is currently Principal of O’Grady Law PLLC since 2013. He has also served as Treasurer and a director of Attransco, Inc., a shipping company, since 1995. From 2012 to 2013, Mr. O’Grady served as Executive Vice President of Corporate Development at RxAlly, a technology company. Previously, Mr. O’Grady spent over 25 years as a corporate transactional lawyer at McGuire Woods LLP and prior to that practiced at Bowmans in South Africa. Mr. O’Grady holds a Bachelor of Commerce degree and a Bachelor of Laws degree from the University of the Witwatersrand in Johannesburg, South Africa, and a Master of Laws degree from the University of Virginia. Mr. O’Grady’s experience representing public companies in the areas of corporate governance, mergers and acquisitions, and corporate structuring and corporate finance affords him a degree of understanding of the challenges faced by public companies which GSH believes will be beneficial and qualifies him to serve on our board of directors.
Steve Lenker is GSH’s Executive Vice President and General Counsel, both positions he has held since January 2022. Formerly, Mr. Lenker was a Member and Attorney at Blair Cato Pickren Casterline, LLC from December 2014 to December 2021, where he advised clients on a wide range of corporate and business transactions, including mergers and acquisitions, commercial real estate acquisition, financing and divestiture, the formation and restructuring of business entities, lending transactions and landlord/tenant matters. From July 2018 to December 2021, Mr. Lenker was engaged by GSH as its outside general counsel. Mr. Lenker holds a Bachelor of Arts degree from Brigham Young University and a Juris Doctorate degree from the University of South Carolina School of Law.
Dan Goldstein serves as Executive Vice President – Finance of GSH, a position he has held since May 2022. He previously served as the Senior Vice President, Finance, of Saul Centers, Inc., a publicly traded real estate investment trust, or REIT, focusing on shopping centers and ground-up mixed-use developments, from May 2021 to February 2022, where he focused on Capital Markets and SEC reporting, and as Vice President of Finance for the same entity from 2015 to April 2021. Prior to that, Mr. Goldstein served as Vice President of Finance at Comstock Holding Company (NASDAQ: CHCI), a publicly traded, vertically integrated real estate company. Mr. Goldstein holds a master’s degree in Real Estate with a Finance concentration from Johns Hopkins University and an Economics degree from Towson University, and brings to our management team his significant experience in financial reporting for real estate companies.
Kookie McGuire is the Vice President – Finance (formerly Controller) of GSH, a position she has held since June 2013, where she leads the accounting department and performs all financial reporting and fiduciary responsibilities for management, directs cash flow management, and oversees all HR and payroll activities. Ms. McGuire has acquired over 20 years of experience in accounting management for various real estate firms including as a Senior Accountant with NAI Avant, LLC, one of the leading commercial real estate firms in South Carolina. Her career in accounting began in 1996 with the national homebuilder Centex, where she eventually became Division Controller. Ms. McGuire holds a degree in Business Administration (concentration in Accounting) from the University of South Carolina, Spartanburg. Ms. McGuire brings a valuable understanding of GSH’s accounting and financial reporting to the management team.
Pennington Nieri is GSH’s co-Executive Vice President – Construction Services (formerly Vice President – Pre-Construction), a position he has held since January 2019, where he manages day to day procedures relating to design, purchasing and estimating, permitting and back-office support for construction team. Mr. Nieri also indirectly owns a 55% interest in Civil Engineering of Columbia, an engineering and surveying firm, since January 2022. Mr. Nieri is the son of Mr. Michael Nieri and the nephew of Shelton Twine. Mr. Nieri holds a degree in Construction Science and Management from Clemson University.
Jeremy Pyle is GSH’s co-Executive Vice President – Construction Services (formerly Vice President –  Construction), a position he has held since May 2020. In this role, he oversees and directs all construction activities in GSH’s South Carolina and Georgia markets of the Midlands, Sumter, Greenville, Spartanburg, Goose Creek, Aiken, Augusta, Florence and Clemson. Mr. Pyle started with GSH in 2005 as a superintendent and rose through the ranks to become a Production Manager and ultimately, co-Executive Vice President – Construction Services. Mr. Pyle brings a deep understanding of the construction industry to the management team.
Robert Penny is GSH’s Executive Vice President – Sales (formerly Vice President – Sales), a position he has held since January 2020. Mr. Penny is responsible for product planning, inventory management, sales and contract administration, market presentation, and customer relations. Previously, Mr. Penny was a Regional Sales Manager for GSH, covering the Midlands, Upstate, and Coastal regions, from October 2013 through January 2020. Mr. Penny holds a degree in Hotel, Restaurant, and Tourism Management from the University of South Carolina.
Allan Hutto is GSH’s Vice President – Investor Relations and Governmental Affairs, a position he has held since May 2022. Mr. Hutto is a licensed attorney and represents GSH before various state and local governmental entities such as planning commissions and county councils; he also maintains relationships with federal, state, and local government officials. Previously, Mr. Hutto was the CEO of the Building Industry

Association of Central South Carolina from June 2021 through May 2022 and the Director of Governmental Affairs for the South Carolina Department of Transportation from February 2014 through April 2021, where he represented SCDOT before the South Carolina General Assembly and worked with members of the congressional delegation in Washington, DC. Mr. Hutto also previously served as the General Counsel and Director of Governmental Affairs for the Manufactured Housing Institute of South Carolina from November 2004 through January 2014. Mr. Hutto holds a Bachelor of Arts degree from the College of Charleston, a Juris Doctorate degree from the University of South Carolina School of Law, and a Master’s degree in Human Resources from the University of South Carolina Darla Moore School of Business.
David T. Hamamoto has agreed to serve on the board of directors of GSH. Mr. Hamamoto is the Chief Executive Officer and Chairman of DHHC, a position he has held since October 2020, and the Founder of Diamond Head Partners, LLC, a privately-held investment firm focused on operationally hands-on opportunistic investing across a range of strategies, which he established in 2017. Mr. Hamamoto is also a director and chairman of the nominating and corporate governance committee of Lordstown since October 2020, and previously served as the Chairman and Chief Executive Officer of DiamondPeak Holdings Corp., a special purpose acquisition company, from November 2018 through October 2020. Previously, he served as Executive Vice Chairman of Colony NorthStar (now Colony Capital (NYSE:CLNY)), a real estate and investment management firm, from January 2017 through January 2018. The NorthStar companies, which he founded, were sold to Colony Capital in January 2017. Prior to the sale, Mr. Hamamoto was Executive Chairman of NSAM, a registered investment advisory firm, since 2015, having previously served as its Chairman and Chief Executive Officer from 2014 until 2015. Mr. Hamamoto was the Chairman of the board of directors of NRF, a real estate investment trust, from 2007 to January 2017 and served as one of its directors from 2003 to January 2017. Mr. Hamamoto previously served as NRF’s Chief Executive Officer from 2004 until 2015 and President from 2004 until 2011. Mr. Hamamoto was Chairman of the board of directors of NorthStar Realty Europe Corp. from 2015 to January 2017. In 1997, Mr. Hamamoto co-founded NorthStar Capital Investment Corp., the predecessor to NorthStar Realty Finance, for which he served as Co-Chief Executive Officer until 2004. Prior to NorthStar, Mr. Hamamoto was a partner and co-head of the Real Estate Principal Investment Area at Goldman, Sachs & Co. During Mr. Hamamoto’s tenure at Goldman, Sachs & Co., he initiated the firm’s effort to build a real estate principal investment business under the auspices of the Whitehall Funds. Between April and July 2018, several class actions (and two derivative lawsuits) were filed in connection with the Colony-NorthStar merger and the merged company’s performance thereafter: three in federal court in California, three in state court in California, and two in state court in Maryland. Mr. Hamamoto is named as an individual defendant in each of these lawsuits. The lawsuits generally share a factual nexus, and allege securities law violations and other claims against all defendants, including Mr. Hamamoto. Presently, only one federal and one (consolidated) state case are pending. Mr. Hamamoto disputes all such allegations and is defending vigorously against the lawsuits. In 2021, several class actions and derivative lawsuits were filed in connection with the DiamondPeak-Lordstown Motors merger and claims relating to Lordstown vehicle pre-orders and production timeline; seven in federal court in Ohio, four in federal court in Delaware and four in chancery court in Delaware. Mr. Hamamoto is named as an individual defendant in certain of these lawsuits. The lawsuits generally share a factual nexus, and allege securities law violations and other claims against all defendants, including Mr. Hamamoto. Mr. Hamamoto disputes all such allegations and is defending vigorously against the lawsuits. Mr. Hamamoto received a B.S. from Stanford University and an M.B.A. from the Wharton School of Business at the University of Pennsylvania. He is well qualified to serve as a director due to his extensive real estate, investment and operational experience.
Eric Bland has been a member of the board of directors of GSH since April 2022 and serves on GSH’s Nominating and Corporate Governance Committee. Mr. Bland is the founder of Bland Richter LLP, a law firm founded in Charleston, South Carolina in 2001, focusing on complex and high-risk litigation cases. From 2014-2021, Mr. Bland was selected for inclusion in the South Carolina Super Lawyers list for excellence and recognition as a Super Lawyer in Professional Liability, one of only two attorneys in South Carolina with this honor. In addition, Mr. Bland successfully completed national testing in Legal Malpractice and received board certification as a diplomat in the field of Legal Malpractice by the American Board of Professional Liability Attorneys and recorded a score in the top 2% of all attorneys who have ever taken the test. Mr. Bland received his Bachelor of Science degree from the University of Tampa as an Honor’s graduate summa cum laude. Mr. Bland received his Juris Doctorate degree from the University of South Carolina School of Law, where he graduated as an Order of the Coif member. Mr. Bland’s experience managing his own law firm and advocating for his clients in various complex litigation cases makes him uniquely skilled with deep knowledge regarding operation of complex organizations and consideration of different stakeholder groups. For these reasons, as well as Mr. Bland’s representation of many companies from formation through their cycle of business operations and ultimate sale of the company, Mr. Bland is well-qualified to serve as a director.
James Clements has been a member of the board of directors of GSH since January 2022 and serves on GSH’s Compensation Committee and Nominating and Corporate Governance Committee. Dr. Clements currently serves as the President and Chief Executive Officer of Clemson University, which has a $1,750,000,000 budget. He also currently serves as the Chief Fundraising Officer of Clemson University Foundation, an independent, not-for-profit 501(c)(3) organization that promotes the welfare and future development of Clemson University. Prior to joining Clemson University in December 2013, Dr. Clements served as the President of West Virginia University from June 2009 to December 2013. Before that Dr. Clements served as provost and vice president for academic affairs, vice president for Economic Development & Community Outreach and the Robert W. Deutsch Distinguished Professor of Information Technology at Towson University. Dr. Clements currently serves on the board of directors of United Community Banks, Inc. (Nasdaq: UCBI), a bank holding company and South Carolina corporation headquartered in Greenville, South Carolina, and the parent company of United Community Bank, a South Carolina state-chartered bank that opened in 1950. He also currently serves on the board of directors of the American Council on Education, the executive committee for the Council of Competitiveness, the Council of Presidents for the Association of Governing Boards and on the Special Olympics International Board of Directors. Dr. Clements previously served as the Chair of the Board for the Association of Public & Land-Grant Universities. Dr. Clements holds a Bachelor of Science degree in computer science as well as a master’s degree and Ph.D. in operations analysis from the University of Maryland, Baltimore County. He also holds an M.S. degree in computer science from Johns Hopkins University’s Whiting School of Engineering and was awarded an honorary degree as Doctor of Public Education from University of Maryland, Baltimore County. Dr. Clements’ extensive experience and continuing research in the fields of leadership, strategic planning, project management, computer science and information technology make him well-qualified to serve as a director.
Robert Dozier, Jr. has been a member of the board of directors of GSH since December 2021 and is a member and Chairman of GSH’s Nominating and Corporate Governance Committee and a member of the Audit Committee and Compensation Committee. Mr. Dozier has been appointed as Chief Executive Officer of Palmetto Citizens Federal Credit Union, commencing in February 2023. Mr. Dozier previously served as President of First Reliance Bancshares, the holding company for First Reliance Bank (“FRB”), where he served as Chief Operating Officer from January 2020 through December 2022. FRB is a community bank headquartered in South Carolina, serving eight markets in North and South Carolina. From June 2011 to December 2019, Mr. Dozier served as Executive Vice President and Chief Business Officer of Federal Home Loan Bank of Atlanta, a $100 billion dollar wholesale bank serving over 850 financial institutions around the Southeast. Mr. Dozier has a Political Science Degree from the University of South Carolina and is a former member of the Board of Trustees of the University of South Carolina. Mr. Dozier’s business and banking experience, as well as his deep connections in the South Carolina business community, make him well-qualified to serve as a director.
Jason Enoch has been a member of the board of directors of GSH since October 2021 and is GSH’s lead independent director . Mr. Enoch is also a member and the Chairman of GSH’s Audit Committee, and a member of the Compensation Committee. Mr. Enoch was a Partner at Deloitte & Touche LLP, an independent accounting firm, from June 2002 through September 2020, and began his career there in 1989. Mr. Enoch earned a degree in accounting from Lehigh University and an MBA from Columbia University. Mr. Enoch’s experience as a long-term partner at Deloitte & Touche LLP, including in particular his focus on the audits of public company financial statement and internal controls over financial reporting, provided him not only with an extensive financial and accounting background that adds depth to GSH’s Audit Committee, but also a focus interacting with the Securities and Exchange Commission, and he has assisted clients with initial and secondary public securities offerings and private placements. During his time at Deloitte & Touche LLP, his service to his clients’ board of directors provided him with important experience and perspectives with respect to governance, risk management, operations, and public company best practices. This experience uniquely qualifies him to serve on our board of directors and as Chairman of the Audit Committee.

Nikki Haley has been a member of the board of directors of GSH since January 2022 and serves on GSH’s Audit Committee and Nominating and Corporate Governance Committee. Ambassador Haley currently serves as a lifetime member of the Clemson University Board of Trustees. In addition, Ambassador Haley founded Stand For America, an advocacy group promoting public policies, and Stand For America PAC, a political action committee. From January 2017 to December 2018, Ambassador Haley served as the U.S. Ambassador to the United Nations. In that role, she served as a member of the President’s Cabinet and on the National Security Council. For her work at the United Nations, Forbes named her one of the world’s 100 most powerful women in 2017. From January 2011 to January 2017, Ambassador Haley served as the 116th governor of South Carolina. She was the youngest governor in the country and first minority female governor in America, and is the only female governor in South Carolina history. In 2016, Time magazine named her one of the 100 most influential people in the world. From January 2005 to January 2011, Ambassador Haley served as a member of the South Carolina House of Representatives. Ambassador Haley previously served on the board of directors of The Boeing Company (NYSE: BA), one of the world’s major aerospace firms, from March 2019 to March 2020. Ambassador Haley has an Accounting Degree from Clemson University. Ambassador Haley has extensive experience in local and national government, demonstrated strong leadership abilities and a record of accomplishment in areas that are critical to GSH’s long-term success, as well as her vast political connections, uniquely qualifying her to serve on GSH’s board of directors.
Alan Levine has been a member of the board of directors of GSH since October 2021 and is a member and the Chairman of GSH’s Compensation Committee, and also serves on the Audit Committee. Mr. Levine has been retired since 2019, following a 35-year career with Enterprise Holdings, where he was President/General Manager for the South Florida Group, responsible for leading all aspects of the company’s three primary brands — Enterprise Rent A Car, National Car Rental and Alamo Rent-A-Car. In addition, Mr. Levine directed the firm’s other business lines, including Car Sales and Commercial Truck Rental, and consulted for the company’s Fleet Management (fleet leasing) operation. Mr. Levine led Enterprise’s expansion that has included approximately doubling in size, the opening of a new business division and the successful integration of a major acquisition. Mr. Levine graduated from the University of South Florida with a degree in Marketing, and has attended Enterprise’s Senior Executive Leadership program, in addition to numerous other developmental seminars. Mr. Levine’s extensive experience in the areas of operations, management, and leadership makes Mr. Levine well-qualified to serve as a director.
Michael Bayles has agreed to serve on the board of directors of GSH. Mr. Bayles, one of DHHC’s directors and Co-Chief Executive Officer, currently serves as Chief Executive Officer and a director of EVO Transportation & Energy Services, Inc. Mr. Bayles previously served as a director and chief restructuring officer from October 2020 to March 2021 and restructuring advisor from May 2020 to October 2020. Mr. Bayles served as a vice president of investments of Slam Corp., a special purpose acquisition company, from March 2021 through September 2022. Mr. Bayles previously served as an analyst at Antara Capital LP from May 2018 until May 2020, and as a credit analyst at GLG Partners from May 2016 to December 2017. Prior to GLG Partners, Mr. Bayles was a vice president at Avenue Capital Group from September 2008 to April 2016. Mr. Bayles started his career as an investment banking analyst at J.P. Morgan and then a restructuring analyst at Lazard. Mr. Bayles has a bachelor’s degree in economics from the Wharton School of the University of Pennsylvania.
Board Composition
The Post-Combination Company’s board (“UHG Board”) following the Business Combination will consist of 10 members. Mr. Nieri will serve as Chairman. The primary responsibilities of the board will be to provide oversight, strategic guidance, counseling, and direction to management.
The board will be divided into the following three classes:
•
Class I, which we anticipate will consist of Messrs. Bayles, Bland, Clements, and Nieri, whose terms will expire at the annual meeting of stockholders to be held in 2024;

•
Class II, which we anticipate will consist of Messrs. Dozier, Levine, and O’Grady whose terms will expire at the annual meeting of stockholders to be held in 2025; and

•
Class III, which we anticipate will consist of Ms. Haley and Messrs. Hamamoto and Enoch, whose terms will expire at the annual meeting of stockholders to be held in 2026;

At each annual meeting of stockholders, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election. In accordance with Proposed Charter, each director will hold office until the annual meeting for the year in which his or her term expires and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.
The Proposed Charter provides that, (i) for so long as the holders of UHG Class B Common Shares hold at least a majority of the voting power, any director or the entire board may be removed from office at any time, with or without cause, by the affirmative vote of the holders of a majority of the voting power of all then outstanding shares of capital stock of the Post-Combination Company then entitled to vote generally in the election of directors, and (ii) if the holders of UHG Class B Common Shares no longer hold at least a majority of the voting power, any director or the entire board may be removed from office at any time, but only for cause, by the affirmative vote of the holders of a majority of the voting power of all then outstanding shares of capital stock of the Post-Combination Company then entitled to vote generally in the election of directors.
Director Independence
Upon the consummation of the Business Combination, the UHG Board has determined that each of the directors (other than Messrs. Nieri, O’Grady, and Bland) qualifies as an independent director, as defined under Nasdaq Listing Rules, and the board of directors consists of a majority of “independent directors,” as defined under the rules of the SEC and the Nasdaq Listing Rules relating to director independence requirements. In addition, the Post-Combination Company will be subject to the rules of the SEC and Nasdaq relating to the membership, qualifications, and operations of the audit committee, as discussed below.
Role of the Board in Risk Oversight
Upon the consummation of the Business Combination, one of the key functions of the board will be informed oversight of the Post-Combination Company’s risk management process. The board expects to administer this oversight function directly through the board as a whole, as well as through various standing committees of the board that address risks inherent in their respective areas of oversight. In particular, the board will be responsible for monitoring and assessing strategic risk exposure and the audit committee will have the responsibility to consider and discuss the Post-Combination Company’s major financial risk exposures and the steps its management will take to monitor and control such exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee also will monitor compliance with legal and regulatory requirements. The compensation committee also will assess and monitor whether the Post-Combination Company’s compensation plans, policies and programs comply with applicable legal and regulatory requirements.
Board Committees
UHG Board will have the authority to appoint committees to perform certain management and administration functions. The DHHC Board has established an Audit Committee and a Compensation Committee, and upon the consummation of the Business Combination, the Post-Combination Company will establish a nominating and corporate governance committee and a Related Party Transactions Committee (the “UHG Related Party Transactions Committee”). The composition and responsibilities of each committee are described below. Members will serve on these committees until their resignation or until otherwise determined by the board of directors. After the consummation of the Business Combination, copies of the charters for each committee will be available on the investor relations portion of the Post-Combination Company’s website.
Audit Committee
Upon the consummation of the Business Combination, we expect that the audit committee will consist of Messrs. Enoch, Bayles, Dozier, and Levine. The board has determined that each of the proposed members of the audit committee satisfies the independence requirements of Nasdaq and Rule 10A-3 under the Exchange Act. The board will ensure that each member of the audit committee has the requisite financial expertise required under the applicable requirements of Nasdaq. In arriving at such determination, the board has examined each audit committee member’s scope of experience and the nature of their prior and/or current employment.
Mr. Enoch will serve as the chair of the audit committee. The board has determined that Mr. Enoch qualifies as an audit committee financial expert within the meaning of SEC regulations and all members meet the financial sophistication requirements of the Nasdaq Listing Rules. Both our independent registered public accounting firm and management will periodically meet privately with the audit committee.
The functions of this committee will include, among other things:
•
evaluating the performance, independence and qualifications of our independent auditors and determining whether to retain our existing independent auditors or engage new independent auditors;

•
reviewing our financial reporting processes and disclosure controls;

•
reviewing and approving the engagement of our independent auditors to perform audit services and any permissible non-audit services;

•
reviewing the adequacy and effectiveness of our internal control policies and procedures, including the effectiveness of our internal audit function;

•
reviewing with the independent auditors the annual audit plan, including the scope of audit activities and all critical accounting policies and practices to be used by the Post-Combination Company;

•
obtaining and reviewing at least annually a report by our independent auditors describing the independent auditors’ internal quality control procedures and any material issues raised by the most recent internal quality-control review;

•
monitoring the rotation of our independent auditor’s lead audit and concurring partners and the rotation of other audit partners as required by law;

•
prior to engagement of any independent auditor, and at least annually thereafter, reviewing relationships that may reasonably be thought to bear on their independence, and assessing and otherwise taking the appropriate action to oversee the independence of our independent auditor;

•
reviewing our annual and quarterly financial statements and reports, including the disclosures contained in the section entitled “GSH’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and discussing the statements and reports with our independent auditors and management;

•
reviewing with our independent auditors and management significant issues that arise regarding accounting principles and financial statement presentation and matters concerning the scope, adequacy, and effectiveness of our financial controls and critical accounting policies;

•
reviewing with management and our auditors any earnings announcements and other public announcements regarding material developments;

•
establishing procedures for the receipt, retention and treatment of complaints received by the Post-Combination Company regarding accounting, internal accounting controls, auditing or other matters;

•
preparing the report that the SEC requires in our annual proxy statement;

•
reviewing our major financial risk exposures, including the guidelines and policies to govern the process by which risk assessment and risk management is implemented; and

•
reviewing and evaluating the audit committee charter annually and recommending any proposed changes to the board.

The composition and function of the audit committee is expected to comply with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC and Nasdaq rules and regulations.

Compensation Committee
The Post-Combination Company’s compensation committee is expected to consist of Messrs. Levine, Clements, Dozier, and Enoch. Mr. Levine is expected to serve as the chair of the compensation committee. The board has determined that each of the members of the compensation committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act, and satisfies the independence requirements of Nasdaq. The functions of the committee will include, among other things:
•
reviewing and approving the corporate objectives that pertain to the determination of executive compensation;

•
reviewing and approving the compensation and other terms of employment of the Post-Combination Company’s executive officers;

•
reviewing and approving performance goals and objectives relevant to the compensation of the Post-Combination Company’s executive officers and assessing their performance against these goals and objectives;

•
making recommendations to the board regarding the adoption or amendment of equity and cash incentive plans and approving amendments to such plans to the extent authorized by the board;

•
reviewing and making recommendations to the board regarding the type and amount of compensation to be paid or awarded to non-employee board members;

•
reviewing and assessing the independence of compensation consultants, legal counsel and other advisors as required by Section 10C of the Exchange Act;

•
administering equity incentive plans, to the extent such authority is delegated by the board;

•
reviewing and approving the terms of any employment agreements, severance arrangements, change in control protections and any other compensation, perquisites and special or supplemental benefits for executive officers;

•
reviewing with management the Post-Combination Company’s disclosures under the caption “Compensation Discussion and Analysis” in periodic reports or proxy statements to be filed with the SEC, to the extent such caption is included in any such report or proxy statement;

•
preparing an annual report on executive compensation that the SEC requires in the Post-Combination Company’s annual proxy statement; and

•
reviewing and evaluating the compensation committee charter annually and recommending any proposed changes to the board.

The composition and function of the compensation committee is expected to comply with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC and Nasdaq rules and regulations.
Nominating and Corporate Governance Committee
The Post-Combination Company’s nominating and corporate governance committee is expected to consist of Messrs. Dozier, Clements, and Hamamoto, and Ms. Haley. Mr. Dozier is expected to serve as the chair of the nominating and corporate governance committee. The board has determined that each of the members of the nominating and corporate governance committee satisfies the independence requirements of Nasdaq. The functions of this committee will include, among other things:
•
identifying, reviewing and making recommendations of candidates to serve on the board;

•
evaluating the performance of the board, committees of the board and individual directors and determining whether continued service on the board is appropriate;

•
evaluating nominations by stockholders of candidates for election to the board;

•
evaluating the current size, composition and organization of the board and its committees and making recommendations to the board for approvals;

•
developing a set of corporate governance policies and principles and recommending to the board any changes to such policies and principles;

•
reviewing issues and developments related to corporate governance and identifying and bringing to the attention of the board current and emerging corporate governance trends; and

•
reviewing periodically the nominating and corporate governance committee charter, structure and membership requirements and recommending any proposed changes to the board.

The composition and function of the nominating and corporate governance committee is expected to comply with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC and Nasdaq rules and regulations.
Related Party Transactions Committee
The Post-Combination Company’s related party transactions committee is expected to consist of Messrs. Enoch, and Levine. Mr. Enoch is expected to serve as the chair of the related party transactions committee. The board has determined that each of the members of the related party transactions committee satisfies the independence requirements of Nasdaq. The functions of this committee will include, among other things, reviewing and providing oversight of any transactions between the Post-Combination Company or any of its subsidiaries, on the one hand, and Michael Nieri or any entity in which Mr. Nieri has a material ownership interest or control, on the other hand, in accordance with the Proposed Charter.
Compensation Committee Interlocks and Insider Participation
None of the intended members of the Post-Combination Company’s compensation committee has ever been an executive officer or employee of either DHHC or GSH. None of the Post-Combination Company’s anticipated executive officers currently serve, or have served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers that serves as a member of the board or compensation committee of the Post-Combination Company.
Limitation on Liability and Indemnification of Directors and Officers
The Proposed Charter limits directors’ liability to the fullest extent permitted under the DGCL. The DGCL provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:
•
for any transaction from which the director derives an improper personal benefit;

•
for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law; or

•
for any breach of a director’s duty of loyalty to the corporation or its stockholders.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of the Post-Combination Company’s directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.
The Amended and Restated Bylaws provides that the Post-Combination Company will, in certain situations, indemnify its directors and officers to the fullest extent permitted by law. An indemnitee is also entitled, subject to certain limitations, to advancement and reimbursement of expenses (including attorney’s fees) incurred by such indemnitee in defending or otherwise participating in any proceeding in advance of its final disposition.
The Post-Combination Company will maintain a directors’ and officers’ insurance policy pursuant to which its directors and officers are insured against liability for actions taken in their capacities as directors and officers. The Post-Combination Company believes the indemnification provisions in the Proposed Charter are necessary to attract and retain qualified persons as directors and officers.
Code of Business Conduct and Ethics for Employees, Executive Officers, and Directors
The Post-Combination Company will adopt a Code of Business Conduct and Ethics, or the Code of Conduct, applicable to all of employees, executive officers and directors. After the consummation of the

Business Combination, the Code of Conduct will be available on the investor relations portion of the Post-Combination Company’s website at www.unitedhomesgroup.com. Information contained on or accessible through this website is not a part of this proxy statement/prospectus, and the inclusion of this website address in this proxy statement/prospectus is an inactive textual reference only. The nominating and corporate governance committee of the Post-Combination Company’s board will be responsible for overseeing the Code of Conduct and must approve any waivers of the Code of Conduct for employees, executive officers and directors. The Post-Combination Company expects that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on its website.

EXECUTIVE COMPENSATION OF GSH
References in this section to “we,” “our,” “us” and the “Company” generally refer to GSH and its subsidiaries prior to the Business Combination and to the Post-Combination Company and its subsidiaries after giving effect to the Business Combination.
Overview
The following tables and accompanying narrative set forth information about the compensation provided to GSH’s principal executive officer and the two most highly-compensated executive officers (other than its principal executive officer) who were serving as executive officers as of December 31, 2022, each of which are expected to serve as executive officers of the Post-Combination Company. These executive officers consist of Michael Nieri, GSH’s Chairman, President, and Chief Executive Officer, Pennington Nieri, GSH’s co-Executive Vice President – Construction Services, and Shelton Twine, GSH’s Chief Operating Officer, and are referred to in this section as GSH’s “named executive officers” or “NEOs.”
Summary Compensation Table
The following table presents summary information regarding the total compensation for services rendered in all capacities that was awarded to, earned by, or paid to GSH’s named executive officers during the years ended December 31, 2022 and 2021.
Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards(1)	Non-Equity Incentive Plan Compensation	All Other Compensation(2)	Total
Michael Nieri, Chairman, President and Chief Executive Officer	2022	$1,300,000	$666,667	$—	$—	$—	$48,210	$2,014,877
	2021	$95,519	$500,000	$—	$—	$—	$37,489	$633,008
Pennington Nieri, Co-Executive Vice President − Construction Services	2022	$221,667	$266,667	$—	$75,011	$—	$28,641	$591,996
	2021	$139,481	$250,000	$—	$—	$—	$22,683	$412,164
Shelton Twine, Chief Operating Officer	2022	$259,385	$218,667	$—	$75,011	$—	$31,534	$584,597
	2021	$144,200	$190,000	$—	$—	$—	$25,086	$359,286

(1)
Represents the aggregate grant date fair value of each option award during 2022 computed in accordance with FASB ASC Topic 718. See Note 2 to GSH’s condensed carve-out financial statements for the nine months ended September 30, 2022 and 2021 appearing elsewhere in this proxy statement/prospectus regarding assumptions underlying the valuation of equity awards.

(2)
The table below sets forth the components of the “All Other Compensation” column for 2022 and 2021:

Name	Year	Auto Allowance	401(k) Company Match	Cost of Medical Insurance Premiums
Michael Nieri	2022	$25,000	$12,200	$11,010
	2021	$23,007	$2,335	$12,078
Pennington Nieri	2022	$5,200	$8,867	$14,574
	2021	$5,200	$5,405	$12,078
Shelton Twine	2022	$13,000	$10,375	$8,159
	2021	$13,000	$5,546	$6,540

Narrative Disclosure to Summary Compensation Table
Base Salary and Incentive Compensation
Compensation for GSH’s named executive officers has historically consisted of base salary and incentive compensation in the form of an annual discretionary cash bonus.
Benefits and Perquisites
GSH maintains a 401(k) plan and also provides a company match based on contributions to an employee’s 401(k) plan, up to a threshold for all employees, including the NEOs, and GSH also provides for the payment of the employee’s portion of medical insurance premiums, a benefit which is available to certain of GSH’s executive officers, including the NEOs. In addition, certain of GSH’s executive officers, including the NEOs, receive a monthly allowance for personal automobile use.
GSH 2022 Equity Incentive Plan
The GSH 2022 Equity Incentive Plan (the “GSH Plan”) was approved by GSH’s board of directors on January 18, 2022 and any equity-based awards granted thereunder are administered by a committee appointed by the GSH’s board of directors or the GSH board of directors. 3,000 shares of GSH’s common stock were reserved for issuance under the GSH Plan.
The GSH Plan provides for the grant of options, stock appreciation rights, restricted stock, restricted stock units, stock bonus awards and performance compensation awards. Such awards may be granted to employees, consultants, advisors, directors or prospective employees, directors, officers, consultants and advisors of GSH or its affiliates. Options under the GSH Plan are granted at a price not less than the fair market value on the date of grant and generally become exercisable between the date of grant and four years after the date of grant. Options generally expire 10 years from the date of grant. GSH’s board of directors has the power to amend, suspend or terminate the GSH Plan at any time, subject to certain restrictions.
In January 2022, GSH’s named executive officers, along with the rest of the employees and the directors of GSH (with the exception of Mr. Nieri and Mr. O’Grady) were awarded stock options that vest in four equal tranches commencing in January 2023. Prior to that time, GSH did not use equity awards as a form of compensation. At the Effective Time, each such stock option will be converted into an option to purchase UHG Class A Common Shares.
Outstanding Equity Awards at 2022 Fiscal Year-End
The following table sets forth information regarding outstanding option awards held by each of GSH’s NEOs as of December 31, 2022. The applicable vesting provisions are described in the footnote following the table.
	Option Awards
Name	Grant Date(1)	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price	Option Expiration Date
Michael Nieri	—	—	—	—	—
Pennington Nieri	1/19/2022	—	190	$199,424	1/19/2032
Shelton Twine	1/19/2022	—	190	$199,424	1/19/2032

(1)
All option awards vest ratably over a period of four years from grant date.

Director Compensation
The following table presents the total compensation paid to the members of GSH’s board of directors during the 2021 and 2022 fiscal years.
Name	Year	Fees Earned or Paid in Cash	Stock Awards	Option Awards(1)	Non-Equity Incentive Plan Compensation	All Other Compensation	Total
Michael Nieri(2)	2022	$—	$—	$—	$—	$—	$—
	2021	$—	$—	$—	$—	$—	$—
Robert Dozier	2022	$75,000	$—	$37,493	$—	$—	$112,493
	2021	$5,000(3)	$—	$—	$—	$—	$5,000
Jason Enoch	2022	$75,000	$—	$37,493	$—	$—	$112,493
	2021	$15,000(3)	$—	$—	$—	$—	$15,000
Alan Levine	2022	$75,000	$—	$37,493	$—	$—	$112,493
	2021	$5,000(3)	$—	$—	$—	$—	$5,000
Tom O’Grady	2022	$75,000	$—	$—	$—	$730,720(4)	$805,720
	2021	$20,000(3)	$—	$—	$—	$20,000(5)	$40,000
Nikki Haley(6)	2022	$75,000	$—	$112,873	$—	$—	$187,873
	2021	$—	$—	$—	$—	$—	$—
Eric Bland(6)	2022	$56,250	$—	$—	$—	$—	$56,250
	2021	$—	$—	$—	$—	$—	$—

(1)
Represents the aggregate grant date fair value of each option award computed in accordance with FASB ASC Topic 718.

(2)
Mr. Nieri did not receive any compensation for his services as a member of GSH’s board of directors during the years presented. Mr. Nieri’s compensation for service as an employee for fiscal years 2021 and 2022 is set forth under the heading “Executive Compensation of GSH — Summary Compensation Table.”

(3)
Includes amounts earned in December 2021 and paid in January 2022.

(4)
Mr. O’Grady receives a consulting fee from GSH in the amount of $20,000 per month. Also includes the net value of a warrant purchased by Mr. O’Grady in 2022.

(5)
Includes amounts earned in December 2021 and paid in January 2022.

(6)
Ms. Haley and Mr. Bland joined GSH’s board of directors in January 2022 and April 2022, respectively.

During 2021, GSH’s directors (other than Mr. Nieri) were entitled to a monthly retainer of $5,000. Such amount increased in 2022 to $6,250.
Post-Business Combination Executive Compensation
Following the Closing, the Post-Combination Company intends to develop an executive compensation program that is designed to align compensation with the Post-Combination Company’s business objectives and the creation of shareholder value, while enabling the Post-Combination Company to attract, retain, incentivize and reward individuals who contribute to the long-term success of the Post-Combination Company. Decisions regarding the executive compensation program will be made by the Post-Combination Company’s compensation committee.

Equity Compensation
It is anticipated that equity-based compensation will be an important foundation in executive compensation following the consummation of the Business Combination to maintain a strong link between executive incentives and the creation of stockholder value. Formal guidelines for the allocations of equity-based compensation have not yet been determined, but it is expected that the 2023 Plan described in Proposal No. 6 will be an important element of the new compensation arrangements for the Post-Combination Company.

THE BUSINESS COMBINATION
The following is a discussion of the Business Combination and the material terms of the Business Combination Agreement among DHHC, Merger Sub and GSH. You are urged to read carefully the Business Combination Agreement in its entirety, a copy of which is attached as Annex A to this proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the Business Combination Agreement that is important to you. This section is not intended to provide you with any factual information about DHHC or GSH. Such information can be found elsewhere in this proxy statement/prospectus.
Terms of the Business Combination
Transaction Structure
DHHC’s and GSH’s boards of directors have each unanimously approved the Business Combination Agreement. The Business Combination Agreement provides for the merger of Merger Sub, a wholly-owned subsidiary of DHHC, with and into GSH, with GSH surviving the merger as a wholly-owned subsidiary of DHHC. See “The Business Combination Agreement — Effects of the Business Combination.”
Merger Consideration
In connection with the Business Combination, (i) holders of GSH Common Shares will receive aggregate upfront consideration based on an equity value for GSH of $500 million, subject to customary cash and debt adjustments, and, assuming a downward adjustment for GSH’s estimated closing cash and closing indebtedness of $93 million at the Closing (as described further below), the aggregate upfront consideration payable will be approximately $407 million payable in (1) 378,817 UHG Class A Common Shares, at a price of $10.00 per share (2) 37,502,833 UHG Class B Common Shares, at a price of $10.00 per share, (3) 924,268 UHG Class A Common Shares underlying the Rollover Options and (4) 1,894,082 UHG Class A Common Shares underlying the Assumed Warrants and (ii) holders of GSH Common Shares, GSH Options and GSH Warrants will receive up to an additional $200 million in earnout consideration in the form of the contingent right to receive up to 20,000,000 Earn Out Shares (see “The Business Combination Agreement — Merger Consideration — Earn Out Consideration” for additional information). The Post-Combination Company will adopt a dual-class stock structure, comprising of UHG Class A Common Shares, which will carry one vote per share and UHG Class B Common Shares, which will carry two votes per share.
The assumption that the upfront consideration payable to Holders of GSH Common Shares will be subject to a downward adjustment of $93 million is based on the estimated net amount of cash and outstanding indebtedness GSH expects to have at the closing. If the actual net amount of GSH’s closing cash and closing indebtedness is less than $93 million, the amount of UHG Class A Common Shares and UHG Class B Common Shares to be issued to Holders of GSH Common Shares, and the shares underlying the Rollover Options, and shares underlying the Assumed Warrants will increase. For example, if the actual net amount of GSH’s closing cash and closing indebtedness is $73 million, the aggregate upfront consideration of $427 million would be payable in (1) 397,432 UHG Class A Common Shares, (2) 39,345,724 UHG Class B Common Shares, (3) 969,686 UHG Class A Common Shares underlying the Rollover Options and (4) 1,987,158 UHG Class A Common Shares underlying the Assumed Warrants. If the actual net amount of GSH’s closing cash and closing indebtedness is greater than $93 million, the amount of UHG Class A Common Shares, and UHG Class B Common Shares to be issued to Holders of GSH Common Shares, and shares underlying the Rollover Options, and shares underlying the Assumed Warrants will decrease. For example, if the actual net amount of GSH’s closing cash and closing indebtedness is $113 million, the aggregate upfront consideration of $387 million would be payable in (1) 360,202 UHG Class A Common Shares, (2) 35,659,942 UHG Class B Common Shares, (3) 878,850 UHG Class A Common Shares underlying the Rollover Options and (4) 1,801,006 UHG Class A Common Shares underlying the Assumed Warrants.
The Earn Out Shares will vest and become payable in three tranches of 7,500,000, 7,500,000 and 5,000,000 Earn Out Shares, upon the occurrence of the following milestones: (i) 7,500,000 Earn Out Shares will vest on the first date on which the volume weighted average price of UHG Class A Common Shares over any 20 trading days within the preceding 30 consecutive trading day period (as adjusted, the “VWAP Price”) is greater than or equal to $12.50, (ii) 7,500,000 shares will vest on the first date on which the VWAP Price is greater than or equal to $15.00, and (iii) 5,000,000 shares will vest on the first date on which the VWAP Price is greater than or equal to $17.50, in each case, during the period that is 90 days following the Closing and the fifth anniversary of the Closing (the “Earn Out Period”).
The Earn Out Shares will be allocated pro rata to holders of GSH Common Shares, GSH Options and GSH Warrants immediately prior to the consummation of the Business Combination as set forth in the Consideration Schedule (as defined below), which shall be delivered by GSH to DHHC at least two business days prior to the Closing. The following table sets forth an estimate (assuming the aggregate upfront consideration payable to GSH common equityholders is $407 million following a downward adjustment for GSH’s estimated closing cash and closing indebtedness of $93 million at the Closing) of (x) the Per Share Upfront Consideration expected to be allocated to holders of GSH Common Shares, and (y) the allocation of the Earn Out Shares among the holders of GSH Common Shares, GSH Options and GSH Warrants, each based on the assumption that, after the execution of the Business Combination Agreement, GSH will not have issued any additional equity (including pursuant to the exercise of options, warrants or other securities exchangeable or exercisable for equity of GSH).
	Per Share Upfront Consideration	Earn Out Shares
Holders of GSH Class A Common Shares	378,817	186,151
Holders of GSH Class B Common Shares	37,502,833	18,428,911
Holders of GSH Options	924,268	454,185
Holders of GSH Warrants	1,894,082	930,753
TOTAL	40,700,000	20,000,000
Under the terms of the Business Combination Agreement, at the Effective Time:
(i)
Each GSH Class A Common Share and each GSH Class B Common Share issued and outstanding as of immediately prior to the Effective Time (excluding shares owned by GSH as treasury stock or dissenting shares) will be cancelled and converted into (x) the right to receive the Per Share Upfront Consideration and (y) the contingent right to receive Earn Out Shares as set forth in the Consideration Schedule. The “Per Share Upfront Consideration” is the right to receive such number of UHG Class B Common Shares (in respect of GSH Class B Common Shares issued and outstanding immediately prior to the Effective Time, but after the Pre-Closing Recapitalization), or UHG Class A Common Shares (in respect of GSH Class A Common Shares issued and outstanding immediately prior to the Effective Time, but after the Pre-Closing Recapitalization), equal to the Exchange Ratio. The “Exchange Ratio” is equal to the Closing Consideration divided by $10.00 divided by the total number of GSH Common Shares outstanding immediately prior to the Effective Time (and after the Pre-Closing Recapitalization), expressed on an as-exercised and as-converted to GSH Common Shares basis (including any GSH Common Shares underlying GSH Options (on a net exercise basis) or GSH Warrants) (collectively, “GSH Outstanding Shares”).

(ii)
Each GSH Option outstanding and unexercised as of immediately prior to the Effective Time will be cancelled in exchange for an option to purchase a number of UHG Class A Common Shares (“Rollover Options”) equal to (x) the number of GSH Common Shares subject to such GSH Options immediately prior to the Effective Time multiplied by (y) the Exchange Ratio, at an exercise price per share equal to (A) the exercise price per GSH Common Share of such GSH Option immediately prior to the Effective Time divided by (B) the Exchange Ratio, which amounts will be set forth in the Consideration Schedule. Subject to certain exceptions, each Rollover Option will be subject to the same terms and conditions as were applicable to the GSH Option immediately prior to the Effective Time. Based upon the number of GSH Options outstanding and unexercised as of September 30, 2022, it is anticipated that 924,268 Rollover Options will be issued at the Effective Time with an exercise price ranging between $1.86 and $2.77. Each outstanding GSH Option vests in four equal installments commencing upon the first anniversary of the date of grant, subject to the optionholder’s continued service to GSH as of each such date.

(iii)
Each GSH Warrant outstanding and unexercised as of immediately prior to the Effective Time will be converted into a warrant to acquire a number of UHG Class A Common Shares (“Assumed

Warrants”) equal to (x) the number of GSH Common Shares subject to such GSH Warrants immediately prior to the Effective Time multiplied by (y) the Exchange Ratio, at a strike price per share equal to (A) the strike price per GSH Common Share of such GSH Warrant immediately prior to the Effective Time divided by (B) the Exchange Ratio, which amounts will be set forth in the Consideration Schedule. Subject to certain exceptions, each Assumed Warrant will be subject to the same terms and conditions as were applicable to the GSH Warrant immediately prior to the Effective Time. Based on the number of GSH Warrants outstanding and unexercised as of September 30, 2022, it is anticipated that 1,894,082 Assumed Warrants will be outstanding at the Effective Time with a strike price ranging between $2.68 and $3.99. Each outstanding GSH Warrant may be exercised for a period of 10 years commencing on July 1, 2022.
Upon the consummation of the Business Combination, the number of UHG Common Shares expected to be issued to GSH equityholders in respect of their GSH Common Shares, without taking into account the number of UHG Class A Common Shares that will underlie the Rollover Options and Assumed Warrants issued to holders of GSH Options and GSH Warrants that are outstanding as of immediately prior to the Effective Time issued to holders of GSH Options and GSH Warrants that are outstanding as of immediately prior to the Effective Time is 37,881,650 (assuming the aggregate upfront consideration payable to GSH common equityholders is $407 million following a downward adjustment for GSH’s estimated closing cash and closing indebtedness of $93 million at the Closing).
See “The Business Combination Agreement — Merger Consideration.”
Background of the Business Combination
DHHC is a blank check company incorporated on October 7, 2020 and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. The Business Combination with GSH is a result of an active search for a potential initial business combination by DHHC’s board of directors and management team. The terms of the Business Combination Agreement and the Ancillary Agreements are the result of an arm’s-length negotiation between representatives of DHHC and GSH.
Prior to the Initial Public Offering, neither DHHC, nor anyone on its behalf, engaged in any substantive discussions, directly or indirectly, with any potential business combination target with respect to an initial business combination with DHHC.
In October 2020, the Sponsor purchased 8,625,000 Founder Shares for an aggregate purchase price of $25,000, or approximately $0.003 per share.
On January 28, 2021, DHHC consummated its Initial Public Offering of 34,500,000 Units (including the exercise in full by the underwriter of its option to purchase an additional 4,500,000 Units), at $10.00 per Unit, generating gross proceeds to DHHC of $345,000,000 (before underwriting discounts, commissions and offering expenses). Simultaneously with the consummation of the Initial Public Offering, DHHC consummated the private placement of an aggregate of 5,933,333 Private Placement Warrants to the Sponsor and the Anchor Investors at a price of $1.50 per Private Placement Warrant, generating total proceeds of $8,900,000. Each Private Placement Warrant entitles the holder to purchase one DHHC Class A Common Share at $11.50 per share.
Also, in connection with the consummation of the Initial Public Offering, DHHC entered into a Registration Rights and Stockholder Agreement with the Sponsor, the Anchor Investors and DHHC’s officers and directors with respect to the Private Placement Warrants, the warrants issuable upon conversion of working capital loans (if any) and the DHHC Class A Common Shares issuable upon exercise of the foregoing and upon conversion of the Founder Shares. The Registration Rights and Stockholder Agreement provides for, among other things, customary demand and piggy-back registration rights.
Following the Initial Public Offering, representatives of DHHC contacted, and were contacted by, numerous individuals, financial advisors and other entities with respect to potential business combination opportunities. During its search for a potential business combination target, DHHC maintained a list of high priority potential acquisition targets, which was revised and supplemented from time to time based on evolving information and market factors. Information regarding potential targets was periodically shared with, and reviewed in detail by, the DHHC Board.
From February 2021 through May 2022, DHHC and its representatives:
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identified and evaluated more than 65 potential acquisition target companies;

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participated in in-person, telephonic or video conference discussions with representatives of more than 40 potential acquisition targets; and

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signed more than 35 non-disclosure agreements and provided initial non-binding indications of interest (orally and in writing) to representatives of four potential acquisition targets (other than GSH), as further described below.

DHHC’s efforts to identify a prospective acquisition target were focused primarily on companies in the real estate industry, and DHHC evaluated potential acquisition targets based on criteria that were the same or similar to the criteria the DHHC Board used in evaluating the Business Combination with GSH (as discussed below) which included, among other criteria, such potential acquisition targets’ public company readiness and DHHC management’s assessment regarding their potential to become a long-term leader among public companies in their industries, including, but not limited to, their growth prospects, competitive position, financials, leadership and management teams’ capabilities, valuation expectations and certainty of deal execution.
Description of DHHC discussions with candidates other than GSH
Representatives of DHHC had substantive discussions with four potential acquisition targets (other than GSH), referred to herein as Companies A-D regarding a potential initial business combination.
On February 17, 2021, a representative of DHHC was introduced to Company A, an auto tech company, by Company A’s financial advisor, who informed DHHC that Company A was exploring capital raising opportunities, including a de-SPAC transaction. On February 21, 2021, DHHC and Company A entered into a non-disclosure agreement. On February 23, 2021, representatives of DHHC met by video conference with representatives of Company A and its financial advisor. At the meeting, Company A’s management presented to DHHC regarding Company A’s history, current business and strategic business plan, and answered questions from DHHC management. On February 26, 2021, representatives of DHHC met in person with representatives of Company A to meet the management team and discuss Company A’s business plan, technology, regulatory environment, financial model and ability to scale commercialization and production. Between February 26 and March 1, 2021, representatives of DHHC and representatives of Company A and its financial advisors met from time to time telephonically and by video conference to discuss business and financial diligence matters relating to Company A. During this time DHHC received and reviewed data and information relating to Company A’s operations and financials. On March 1, 2021, DHHC submitted a non-binding letter of intent to Company A. On March 8, 2021, Company A informed DHHC that it was terminating discussions with DHHC in order to pursue a potential transaction with another special purpose acquisition company.
On April 12, 2021, a representative of DHHC was introduced to Company B, a homebuilding company, by Company B’s financial advisor. On April 12, 2021, DHHC and Company B entered into a customary non-disclosure agreement. On April 19, 2021, representatives of DHHC and representatives of Company B and its financial advisors, met by video conference to discuss Company B’s business operations and growth prospects. Between April 19, 2021 and May 2, 2021, DHHC reviewed publicly available information relating to Company B and the homebuilding industry, as well as Company B’s operational and financial information provided to DHHC. On April 26, 2021, representatives of DHHC met by video conference with representatives of Company B and its financial advisors to discuss Company B’s business operations, growth strategy and competitive advantages. On May 2, 2021, DHHC submitted a non-binding letter of intent to Company B. Between May 2, 2021 and June 11, 2021, representatives of DHHC and representatives of Company B and its financial advisors had several discussions regarding the terms of the letter of intent, including, among other things, valuation, exclusivity, financing, public company readiness and governance. Discussions between DHHC and Company B continued until June 14, 2021, when Company B informed DHHC that it decided to pursue an initial public offering instead of a business combination.

On December 6, 2021, a representative of DHHC was introduced to Company C, an exclusive membership travel company, by its majority stockholder and Company C’s financial advisors. On December 8, 2021, representatives of DHHC and Company C’s financial advisors met by video conference to discuss Company C’s business and history. On December 16, 2021, DHHC and Company C entered into a customary non-disclosure agreement. Between January 6, 2022 and March 7, 2022, DHHC reviewed publicly available information relating to Company C and the travel industry and business and financial information provided to DHHC by Company C and its advisors. During that time, representatives of DHHC discussed certain matters with representatives of Company C and its advisors, including, among other things, Company C’s business operations, business relationships, financial information and growth prospects and DHHC’s valuation of Company C. On March 7, 2022, DHHC submitted a non-binding letter of intent to Company C, which was ultimately not accepted because Company C decided to pursue a strategic partnership instead of a business combination. On May 12, 2022, Company C’s financial advisors contacted representatives of DHHC and informed them that Company C’s strategic partnership was not moving forward, and that Company C would consider a business combination with DHHC if DHHC had committed capital and an add-on business. DHHC did not engage in further negotiations with Company C because DHHC did not have the add-on business that Company C required to move forward with a business combination.
On February 5, 2022, a representative of DHHC was introduced to Company D, a real estate asset manager, by Company D’s financial advisor. On February 9, 2022 and February 16, 2022, representatives of DHHC met by video conference with representatives of Company D and its financial advisor to discuss, among other things, Company D’s history, current business operations and strategic business plan. From February 9, 2022 to March 10, 2022, representatives of DHHC conducted business and financial diligence of Company D including, among other things, reviewing materials provided in Company D’s virtual data room, publicly available information on Company D, and Company D’s financial model and projections, and met with representatives of Company D and its advisors to discuss business and financial diligence matters relating to Company D. On March 10, 2022, DHHC submitted a non-binding letter of intent to Company D, and later that day, met with representatives of Company D to discuss the terms of the letter of intent, including, among other things, the desired deal structure and valuation. On March 14, 2022, representatives of Company D informed DHHC that it was terminating discussions with DHHC in order to pursue a potential transaction with another special purpose acquisition company.
Description of GSH’s sale process
Representatives of GSH approached BTIG LLC (“BTIG”) investment bankers in July 2021, indicating they were in the process of interviewing several investment banks with the expectation to hire one to work on a potential strategic transaction. GSH knew of BTIG’s banking team’s history covering the homebuilding industry, with certain GSH representatives interacting with the BTIG team at prior homebuilding organizations.
Over several weeks, BTIG engaged in discussions with GSH’s management and analyzed the company’s growth strategy and vision, various paths to a strategic transaction pursuant to which the company could effect its growth strategy, and valuation and market dynamics. Based on such discussions, GSH and BTIG determined that a business combination with a special purpose acquisition company (“SPAC”) was a viable and attractive option for GSH to effect a strategic transaction and meet its growth objectives.
The initial meetings of GSH’s senior management and BTIG’s housing bankers occurred on August 24 and 25, 2021. For the remainder of 2021 and early into 2022, representatives of BTIG and GSH’s management met on a regular basis via videoconference and in-person meetings that took place on October 5 and 6, 2021, October 26 and 27, 2021, November 16 and 17, 2021, and December 13, 14, and 15, 2021. Topics discussed at such meetings included, among other things, the separation of the land development business from GSH, developing the corporate financial model and projections, structure and formation of the mortgage joint venture, preparing the confidential investment memorandum of GSH, and other initiatives.
In February 2022, the cadence of work in preparing GSH to market itself to SPAC partners slowed as GSH contemplated pursuing an acquisition of a small homebuilder. GSH’s management subsequently made a decision to postpone potential acquisitions of businesses until more progress was made in relation to a potential SPAC merger. On February 16 and 17, 2022, GSH’s senior executives met with representatives of BTIG to prepare for SPAC outreach efforts.

BTIG commenced outreach to potential SPAC partners in early March 2022. In total, BTIG identified 37 SPACs where the underlying industry focus / sponsor expertise and size (cash in trust) indicated a potentially good fit for GSH. Of the 37 SPACs contacted, 32 executed non-disclosure agreements to learn more about GSH. Between March 14 and April 22, 2022, GSH executives conducted 30 virtual management presentations with interested SPAC parties, with most of these also accompanied by follow-up calls with both BTIG bankers and a subset of GSH’s management team. Following the virtual management presentations, BTIG issued a process letter to interested parties orienting the groups to the desired timeline and framework for submitting bids as well as in attending in-person meetings with GSH management.
In total, 12 SPACs were invited to attend in person meetings with GSH management between April 14 and April 28, 2022. Meetings included community / property tours as well as meaningful time between the SPAC and GSH management teams. During these meetings, GSH’s management focused interested parties in their preferences around merger and capital structure, their vision of the growth opportunity, and other relevant topics. A bid deadline was set for May 10, 2022, and GSH received bid proposals from 14 SPACs.
BTIG and GSH conducted an extensive initial review of all bids on May 13, 2022. During the week of May 16, 2022, BTIG conducted follow-up calls with bidders around questions and points of clarification on their respective bid proposals. Based on responses from those calls, GSH, along with its advisors, narrowed the field to two bidders. Both bidders were informed of such and asked to meet with GSH management and BTIG on May 26, 2022 to discuss their final offers and terms. From these discussions, DHHC was selected by GSH, and a mutually exclusive letter of intent between both parties was signed on June 2, 2022 (as further described below).
Description of negotiation process with GSH
On March 17, 2022, representatives of BTIG, GSH’s financial advisor, informed representatives of DHHC that BTIG represented a potential acquisition target in the homebuilding sector located in the southeastern United States and asked if DHHC would be interested in evaluating such potential acquisition target for a potential business combination. DHHC expressed interest and agreed to an introductory call with a representative of GSH. Thereafter, DHHC management researched the southeastern United States homebuilding industry and evaluated GSH as a potential acquisition candidate, including reviewing GSH’s website, other publicly available information regarding GSH’s executive team, the geographies and homebuyers targeted by GSH and other aspects of the potential market opportunity. DHHC management believed that GSH potentially met DHHC’s investment criteria and fit with DHHC management and directors’ areas of expertise.
On March 21, 2022, representatives of DHHC held an introductory call with representatives of BTIG to discuss an introductory overview of GSH and the possibility of engaging in discussions regarding a potential business combination transaction. Following the call, on March 21, 2022, the parties entered into a customary non-disclosure agreement to engage in future discussions regarding a potential business combination transaction.
Also on March 21, 2022, GSH provided DHHC with access to a virtual data room containing materials relating to GSH’s business operations, historical financial information and general corporate matters for purposes of DHHC’s preliminary business and financial due diligence on DHHC.
On March 23, 2022, representatives of DHHC and BTIG met by video conference to further discuss GSH’s current business and operations and the potential business combination and agreed to schedule a meeting between representatives of DHHC and GSH management to further discuss GSH’s business and its future vision and goals.
On March 30, 2022, representatives of DHHC met by video conference with representatives of GSH and BTIG. GSH management, including the Chief Executive Officer, presented to DHHC regarding GSH’s history, current business and strategic business plan, and answered questions from DHHC management.
In April and May 2022, DHHC and its advisors continued to conduct business and financial due diligence of GSH and the homebuilding industry, and held in-person, telephonic and video conference meetings with representatives of GSH and its advisors regarding, among other things, GSH’s leadership team, GSH’s existing business and operational model, potential valuation, historical and current financial information, operational performance, projected financial information, corporate governance structures, GSH’s product offerings, GSH’s strategic business plan, including with respect to competitive positioning in the homebuilding market, strategic initiatives and growth plans (including potential M&A opportunities and new revenue opportunities).
On April 5, 2022, representatives of BTIG sent representatives of DHHC a process letter providing an overview of next steps and inviting DHHC to submit a non-binding proposal to acquire GSH.
On April 6, 2022, representatives of DHHC, DHHC’s Sponsor and BTIG met telephonically for DHHC to inform BTIG that Antara was a new member of the Sponsor and to discuss certain business and financial diligence matters with respect to GSH. Antara had been previously contacted by BTIG regarding a potential business combination with GSH, entered into a customary non-disclosure agreement with GSH on March 21, 2022 and received a presentation from representatives of GSH’s management on April 5, 2022 regarding the potential acquisition opportunity.
On April 12, 2022, representatives of DHHC, DHHC’s Sponsor and BTIG met telephonically to discuss additional business and financial diligence matters relating to documents made available by GSH in the virtual data room.
On April 18 and April 19, 2022, representatives of DHHC met in person with representatives of GSH and BTIG to conduct additional diligence and attend a site tour of a community and model homes GSH was in the process of building.
On April 20, 2022, representatives of DHHC met telephonically with representatives of Blackrock, Inc., one of the Anchor Investors, to discuss the homebuilding industry generally and a potential business combination between DHHC and GSH.
On April 26, 2022, representatives of DHHC contacted representatives of Zelman & Associates (“Zelman”), an institutional research and investment banking service firm specializing in the housing sector, to discuss the potential engagement of Zelman as DHHC’s financial advisor in connection with a potential business combination with GSH. On April 28, 2022, DHHC decided to engage Zelman as its financial advisor due to its extensive knowledge and experience in the housing sector. On May 5, 2022, DHHC and Zelman agreed to the terms of Zelman’s engagement as DHHC’s financial advisor, and on June 3, 2022, DHHC executed an engagement letter with Zelman.
On April 27, 2022, a representative of Zelman presented to representatives of DHHC, including Mr. David Hamamoto, DHHC’s Chairman and Co-Chief Executive Officer, and Mr. Keith Feldman, DHHC’s Chief Financial Officer, an overview of the mergers and acquisitions environment for the homebuilding sector, their perspective on GSH and its position within the homebuilding market, and preliminary views on valuation of GSH, taking into consideration economic trends in the homebuilding industry and the potential impact of those trends on GSH’s business and valuation.
On May 3, 2022, representatives of DHHC met telephonically with representatives of GSH and BTIG to discuss the financial model and additional business and financial diligence matters relating to documents made available by GSH in the virtual data room.
On May 9, 2022, representatives of DHHC and Zelman met in-person with representatives of GSH and BTIG to discuss potential terms of the potential business combination and mergers and acquisitions opportunities available to GSH in the homebuilding industry.
On May 11, 2022, DHHC sent GSH a draft letter of intent and draft term sheet (together, the “May 11 Draft Proposal”), which provided for, among other things, the following non-binding material terms for a proposed business combination of DHHC and GSH: (i) a total enterprise value of GSH of $650 million based on market comparables for enterprise value/EBITDA metrics; (ii) an upfront payment of approximately $500-550 million enterprise value, less the net debt of GSH, payable in the form of DHHC Class A Common Shares and the contingent right to receive approximately $100-$150 million in earn out consideration payable in the form of DHHC Class A Common Shares, which would be payable in two tranches upon achievement of the Post-Combination Company of trading prices of $12.50 and $15.00, respectively, for any 20 trading days within any 30-day trading period prior to the fifth anniversary of the closing of the potential business combination, or in the alternative, upon the achievement of certain financial performance metrics; (iii) a private placement transaction (including private placement in public equity financing and an additional common equity commitment from the Sponsor, including Antara) of $75 million in the aggregate; (iv) a preferred equity or convertible capital commitment of $95 million in the aggregate, to be obtained from investors in DHHC and Antara (including $25 million of the agreed upon security coming from Antara); (v) a closing condition that DHHC hold cash at closing of the Business Combination of at least $200 million in the aggregate (after satisfying redemption obligations to public stockholders and the consummation of the private placements and preferred equity or convertible capital commitment), unless GSH agrees to a reduced amount; (vi) certain customary representations, warranties and closing conditions for inclusion in the business combination agreement; (vii) lock-up provisions to be agreed by the parties; and (viii) DHHC’s right to appoint two directors to the board of directors of the Post-Combination Company. The May 11 Draft Proposal also included a binding exclusivity period of 45 days following the execution of the letter of intent, subject to an automatic 15-day extension if DHHC and GSH continued to work in good faith towards the signing of a business combination agreement, during which DHHC and GSH would be prohibited from soliciting or negotiating any competing transaction.
On May 12, 2022, the DHHC Board met by video conference, with certain members of DHHC management and representatives of Sullivan & Cromwell, counsel to DHHC, in attendance. DHHC management provided an update on DHHC’s search for a potential acquisition target and updated the DHHC Board on DHHC management’s evaluation of GSH as a potential acquisition target including an update on DHHC’s due diligence of GSH conducted to date, the key terms of the May 11 Draft Proposal and the ongoing negotiation process with GSH and next steps with respect to due diligence of GSH.
Between May 12, 2022 and May 25, 2022, representatives of DHHC and Zelman met telephonically and by video conference with representatives of GSH and BTIG to discuss the May 11 Draft Proposal and additional business and financial due diligence matters relating to GSH and the homebuilding industry and the land-light operating business model for GSH, including the arrangements with the Land Development Affiliates with respect to governance, ongoing relationships and future lot purchases.
On May 25, 2022, representatives of DHHC and Zelman met in person with representatives of GSH and BTIG to further discuss the potential business combination and the May 11 Draft Proposal. Following the meeting, also on May 25, 2022, DHHC sent GSH and BTIG an addendum to the May 11 Draft Proposal reflecting discussions between DHHC and GSH and responding to questions received from BTIG, relating to the sources and uses of funding for the proposed business combination, the treatment of the Founder Shares, the transaction marketing plan, transaction costs and expenses, an incentive equity plan, due diligence and DHHC’s then-current investors. DHHC also sent a supplementary presentation to GSH and BTIG describing its plan for a potential business combination between DHHC and UHG.
On May 26, 2022, representatives of DHHC and Zelman met in person with representatives of GSH and BTIG to continue discussions relating to the May 11 Draft Proposal.
On May 27, 2022, at the request of GSH and BTIG, DHHC delivered a revised non-binding indication of interest and term sheet, which provided for, among other things, the following additional or modified non-binding material terms for the potential business combination from the May 11 Draft Proposal: (i) reducing the number of DHHC Class B Common Shares held by the Sponsor which would be convertible into DHHC Class A Common Shares at the closing of the proposed business combination by 350,000 shares and shifting such amount of shares to Sponsor Earnout Shares, (ii) in the event DHHC’s common equity immediately prior to consummation of the proposed business combination was less than $100 million, up to an additional 850,000 DHHC Class B Common Shares held by the Sponsor would be shifted to Sponsor Earnout Shares, (iii) a staggered board of directors for the Post-Combination Company, (iv) the Sponsor’s forfeiture of 1,400,000 DHHC Class B Common Shares, (v) potential financing by Antara for mergers and acquisitions by GSH, subject to due diligence, and (vi) the same lock-up provisions for shares held by the Sponsor, the Anchor Investors and the Majority Stockholders (collectively, the “May 27 Draft Proposal”).
Between May 27, 2022 and May 31, 2022, representatives of DHHC and Zelman discussed the May 27 Draft Proposal with representatives of GSH and BTIG.

On May 31, 2022, at the request of GSH and BTIG, DHHC delivered a revised non-binding indication of interest and term sheet, which provided for, among other things, the following additional or modified non-binding material terms for the proposed business combination compared to the May 27 Draft Proposal: (i) the Sponsor’s forfeiture of 1,800,000 DHHC Class B Common Shares (increased from 1,400,000 DHHC Class B Common Shares) and approximately 50% of its Private Placement Warrants and (ii) DHHC Common Shares issued to the Majority Stockholders to be pari passu to the other stockholders of the Post-Combination Company, with respect to economics; however, such DHHC Common Shares to be issued to the Majority Stockholders would have 2 to 1 voting rights as compared to other stockholders.
On June 1, 2022, DHHC delivered to GSH a revised draft non-binding indication of interest and draft term sheet (together, the “Letter of Intent”), which provided for, among other things, the following non-binding material terms for a proposed business combination of DHHC and GSH: (i) a total enterprise value of GSH of $700 million based on DHHC’s evaluation of the valuations of comparable land-light homebuilders; (ii) $500 million in upfront consideration payable to GSH equityholders in the form of DHHC Class A Common Shares and the contingent right to receive 20 million Earn Out Shares, vesting in three tranches upon achievement by the Post-Combination Company of trading prices of $12.50, $15.00 and $17.50, respectively, for any 20 trading days within any 30-day trading period prior to the fifth anniversary of the closing of the potential business combination; (iii) a private placement transaction (including private placement in public equity financing and an additional common equity commitment from the members of the Sponsor) of $75 million in the aggregate (including $25 million from the Sponsor); (iv) a preferred equity or convertible capital commitment of $100 million in the aggregate, to be obtained from investors in DHHC and Antara (including $25 million of a security backed by Antara); (v) a closing condition that DHHC hold cash at closing of the proposed business combination of at least $125 million in the aggregate (after satisfying redemption obligations to public stockholders and the consummation of the private placements and preferred equity or convertible capital commitment), unless GSH agrees to a reduced amount; (vi) the Sponsor receiving 4 million upfront DHHC Class A Common Shares and 1.8 million Sponsor Earnout Shares, subject to reduction of up to 1 million upfront DHHC Class A Common Shares that would be shifted to Sponsor Earnout Shares based on the amount of DHHC common equity delivered at the consummation of the proposed business combination; (vii) the Sponsor agreeing to forfeit 50% of its Private Placement Warrants; (viii) certain customary representations, warranties and closing conditions for inclusion in the business combination agreement; (ix) the Majority Stockholders receiving 2:1 voting rights with respect to other stockholders of the Post-Combination Company; and (x) a staggered board of directors for the Post-Combination Company, including two directors appointed by DHHC. The Letter of Intent also included a binding exclusivity period of 45 days following the execution of the Letter of Intent, subject to an automatic 15-day extension if DHHC and GSH continued to work in good faith towards the signing of a business combination agreement, during which DHHC and GSH would be prohibited from soliciting or negotiating any competing transaction.
On June 2, 2022, DHHC and GSH executed the Letter of Intent.
On June 3, 2022, representatives of DHHC and Zelman sent a list of business due diligence questions to GSH and BTIG relating to, among other things, financial, operating, macroeconomic, contracts and other due diligence matters.
On June 6, 2022, representatives of DHHC, GSH, BTIG, Zelman, Nelson Mullins, counsel to GSH, and Sullivan & Cromwell met by video conference to discuss the proposed transaction process, due diligence and transaction documentation.
On the evening of June 6, 2022, Mr. Hamamoto met with Mr. Nieri to further discuss the potential business combination.
Between June 7, 2022 and September 10, 2022, representatives of DHHC and GSH and their respective advisors held a number of telephonic and video conference meetings to discuss due diligence, the financial model and projections, the Audited GSH Financials, GSH’s strategic plan, the governance of the Post-Combination Company, related party considerations, the Registration Statement on Form S-4 to be filed with respect to the proposed business combination, a potential PIPE process, including investor outreach and the investor deck, the Pennington De-Consolidation and the status of preparation of materials for the signing and announcement of the proposed business combination and other transaction documents.

On June 8, 2022, representatives of Sullivan & Cromwell received access to the virtual data room to begin conducting legal due diligence, which, in addition to the ongoing business and financial due diligence process, continued through September 10, 2022. The scope of due diligence conducted by DHHC and its advisors included, among other things, financial, operational, legal, compliance, environmental, intellectual property and information technology, labor and human resources, litigation, real property, tax and other due diligence matters.
On June 14, 2022, the DHHC Board met by video conference with DHHC management, and representatives of Zelman and Sullivan & Cromwell, to discuss the Letter of Intent and the diligence process. DHHC also updated the DHHC Board on its engagement of Zelman as DHHC’s financial advisor for the proposed business combination due to its experience in the homebuilding sector. DHHC also asked the DHHC Board to consider appointing Michael Bayles from Antara as co-Chief Executive Officer and as a member of the DHHC Board.
On June 17, 2022, Sullivan & Cromwell delivered an initial draft of the Business Combination Agreement to Nelson Mullins setting forth representations and warranties, covenants, termination provisions and closing conditions substantially consistent with the Letter of Intent.
Also on June 17, 2022, Sullivan & Cromwell delivered an initial legal due diligence request list to Nelson Mullins. From June 17, 2022 through September 10, 2022, representatives of DHHC, GSH, Sullivan & Cromwell and Nelson Mullins met telephonically and by video conference and negotiated and exchanged drafts of the Business Combination Agreement, as well as exhibits and schedules to the Business Combination Agreement and various ancillary documentation related to the potential business combination and related transactions, including the Pennington De-Consolidation, including, but not limited to, a sponsor support agreement, registration rights agreement, legal due diligence matters and negotiated and resolved open items for consideration.
On June 23, 2022, GSH engaged KPMG to perform tax and accounting advisory related services to GSH with respect to GSH and its affiliated entities and subsequently expanded the scope of the accounting advisory services on July 22, 2022 and September 8, 2022.
From June 27, 2022 through September 10, 2022, representatives of DHHC, GSH, Zelman and BTIG held several meetings relating to, among other things, the financial model for GSH, the Audited GSH Financials, the structure of the potential business combination, the Pennington De-Consolidation, and related agreements and documentation and other business and financial diligence matters, including with respect to various related party arrangements related to the Land Development Affiliates.
On July 1, 2022, Sullivan & Cromwell delivered an initial draft of the Sponsor Support Agreement to Nelson Mullins.
In July 2022, representatives of DHHC, GSH, BTIG and Zelman discussed conducting a potential PIPE process, and collectively determined not to launch a PIPE process at this time and to re-visit a potential structured PIPE later in the process, after announcement of a transaction but before closing.
On July 5, 2022, Nelson Mullins delivered a revised draft of the Business Combination Agreement to Sullivan & Cromwell, which included, among other things, (i) certain changes to GSH’s representations and warranties; (ii) certain changes to the interim operating covenants of GSH; (iii) revisions to certain closing conditions; (iv) the termination date on which GSH or DHHC may terminate the Business Combination Agreement under certain circumstances and (v) revisions to certain definitions.
On July 6, 2022, the GSH board of directors met by videoconference with GSH management and representatives of Nelson Mullins and BTIG. The GSH board of directors were briefed on the status of discussions with DHHC, and provided with an overview of the proposed transaction with DHHC.
From July 6, 2022 through September 10, 2022, Sullivan & Cromwell and Nelson Mullins continued to negotiate and exchange drafts of the Business Combination Agreement, focusing on (i) GSH’s representations and warranties relating to indebtedness, material contracts, intellectual property, executive compensation, the Mortgage JV, and affiliate transactions, (ii) certain interim operating covenants of GSH and DHHC, (iii) GSH’s covenants relating to the Pennington De-Consolidation and GSH obtaining certain consents relating to its financing arrangements, (iv) certain closing conditions, including the minimum closing cash condition and (v) the termination date on which GSH or DHHC may terminate the Business Combination Agreement under certain circumstances.
On July 11, 2022, Nelson Mullins delivered a further revised draft of their July 6, 2022 draft of the Business Combination Agreement to Sullivan & Cromwell.
Also on July 11, 2022, the DHHC Board met by video conference, with DHHC management and representatives of Sullivan & Cromwell and Zelman. Representatives of DHHC management provided an update on the business combination discussions and process and the business and financial due diligence of GSH, and representatives of Sullivan & Cromwell discussed the material terms of the draft Business Combination Agreement and legal due diligence of GSH conducted to date.
On July 12, 2022, representatives of Sullivan & Cromwell met with representatives of GSH and Nelson Mullins by video conference to discuss legal due diligence relating to, among other things, corporate structure and governance, intellectual property and privacy, material contracts, environmental, employee, labor and litigation matters.
On July 13, 2022, DHHC engaged Charles River Associates to perform background diligence on GSH and its affiliated entities.
On July 15, 2022, the exclusivity period under the Letter of Intent expired in accordance with its terms.
On August 1, 2022, representatives of Sullivan & Cromwell and Nelson Mullins met by video conference to discuss certain issues relating to the draft Business Combination Agreement, including the treatment of the GSH Options and the structure of the Pre-Closing Recapitalization.
Between August 1, 2022 and August 15, 2022, representatives of DHHC, GSH, BTIG, Zelman, Sullivan & Cromwell and Nelson Mullins held a number of telephonic and video conference meetings to discuss, among other things, a draft presentation for investors, the financial models, the Pennington De-Consolidation, business, legal and financial diligence matters, the transaction structure, the draft Business Combination Agreement and other transaction documents.
On August 2, 2022, Mr. Feldman, the Chief Financial Officer of DHHC, resigned from his position as a member of the DHHC Board and any committees thereof but continued to serve as the Chief Financial Officer of DHHC. Also on August 2, 2022, in connection with Mr. Feldman’s resignation, the DHHC Board, acting by unanimous written consent, appointed Michael Bayles as a member of the DHHC Board and as Co-Chief Executive Officer of DHHC.
On August 12, 2022, the DHHC Board met by video conference with DHHC management and representatives of Zelman and Sullivan & Cromwell. DHHC management and a representative of Zelman provided an update on business and financial diligence of GSH, and DHHC management provided an update on the transaction process and ongoing negotiations with GSH. Representatives of Sullivan & Cromwell provided an update on legal diligence and the negotiations of the Business Combination Agreement and the Ancillary Agreements.
On August 15, 2022, Nelson Mullins delivered a draft of the Amended and Restated Registration Rights Agreement to Sullivan & Cromwell.
Also on August 15, 2022, Sullivan & Cromwell delivered a revised draft of the Business Combination Agreement to Nelson Mullins, which included, among other things, revised representations and warranties for GSH and DHHC, covenants relating to the Pre-Closing Recapitalization, the treatment of the GSH Options, certain interim operating covenants and covenants of GSH and DHHC, including relating to GSH obtaining certain consents relating to its financing arrangements and the Pennington De-Consolidation, and certain closing conditions, including the minimum closing cash condition and the termination date on which GSH or DHHC may terminate the Business Combination Agreement under certain circumstances.
On August 17, 2022, representatives of DHHC met telephonically with representatives of BlackRock, Inc., to provide an update on the potential business combination with GSH.

Also on August 17, 2022, the GSH board of directors met by videoconference with GSH management and representatives of Nelson Mullins and BTIG. The GSH board of directors were presented with an overview of the proposed transaction with DHHC as well as the Pennington De-Consolidation. The GSH board of directors also received a summary of the Business Combination Agreement and the Ancillary Agreements, as well as the draft governing documents of the combined company after the Business Combination. Following discussions on the matters, the GSH board of directors approved and adopted the Business Combination Agreement and the Ancillary Agreements, subject to final negotiations and modifications, and the transactions contemplated thereby, and determined to recommend the approval of the Business Combination Agreement, the Ancillary Agreements and the transactions contemplated thereby to GSH’s stockholders.
On August 19, 2022, Nelson Mullins delivered a revised draft of the Business Combination Agreement to Sullivan & Cromwell, which included, among other things, revisions relating to the representations and warranties for GSH, the treatment of GSH Warrants, the minimum closing cash condition, and the termination date on which GSH or DHHC may terminate the Business Combination Agreement under certain circumstances.
On August 21, 2022, representatives of Sullivan & Cromwell and Nelson Mullins met by video conference to discuss key open issues relating to the Business Combination Agreement including, among other things, the termination date on which GSH or DHHC may terminate the Business Combination Agreement under certain circumstances, the minimum closing cash condition and certain representations and warranties and covenants of GSH.
On August 22, 2022, Sullivan & Cromwell delivered a revised draft of the Business Combination Agreement to Nelson Mullins, which included, among other things, revisions to the representations and warranties of GSH and DHHC, certain interim operating covenants and covenants of GSH, the amount of distributions that GSH would be permitted to make prior to closing and certain closing conditions, including the minimum closing cash condition.
On August 23, 2022, Sullivan & Cromwell delivered a revised draft of the Amended and Restated Registration Rights Agreement to Nelson Mullins.
On August 25, 2022, Nelson Mullins delivered a revised draft of the Amended and Restated Registration Rights Agreement and a revised draft of the Business Combination Agreement to Sullivan & Cromwell, which included, among other things, revisions to certain interim operating covenants of DHHC and GSH, the amount of distributions that GSH would be permitted to make prior to closing and the closing conditions, including the minimum closing cash condition.
On August 25, 2022, the DHHC Board met by video conference with DHHC management and representatives of Zelman and Sullivan & Cromwell. DHHC management provided an update on the status of discussions and negotiations with GSH and the Audited GSH Financials and reviewed various financial valuation analyses of the Business Combination with the DHHC Board. See “The Business Combination Agreement —  Selected Financial Analyses” for additional information. A representative from Sullivan & Cromwell reviewed with the DHHC Board its fiduciary duties under Delaware law in considering a potential business combination with GSH. A representative from Zelman reviewed with the DHHC Board the financial terms of the proposed business combination, including, among other things, the total implied transaction value, the pro forma ownership of the Post-Combination Company, and the potential sources of funds for the transaction, including an equity commitment from certain members of the Sponsor of approximately $25 million. Representatives of Sullivan & Cromwell reviewed with the DHHC Board the key terms of the Business Combination Agreement, the Ancillary Agreements and certain matters related to the Registration Statement on Form S-4 to be filed with respect to the Business Combination.
On August 28, 2022, the DHHC Board met by video conference with DHHC management and representatives of Zelman and Sullivan & Cromwell to discuss the Business Combination Agreement, the Ancillary Agreements and certain matters related to the Registration Statement Form S-4 to be filed with respect to the Business Combination. Following discussions, the DHHC Board approved the Business Combination, the Business Combination Agreement and the transactions contemplated thereby, subject to the receipt of the Audited GSH Financials and agreement between the parties as to the amount of interim distributions that GSH would be permitted to make prior to closing, and determined to recommend the adoption of the Business Combination Agreement and the transactions contemplated thereby to its stockholders. Following the meeting, the DHHC Board executed a unanimous written consent approving the Business Combination, the Business Combination Agreement and the transactions contemplated thereby.
On August 29, 2022, representatives of GSH informed DHHC that FORVIS, GSH’s independent auditor, would not be ready to issue the Audit Opinion for GSH for up to another 10 calendar days.
On August 30, 2022, the DHHC Board met by video conference with DHHC’s management and representatives of Sullivan & Cromwell to discuss the status of the Audited GSH Financials.
On September 2, 2022, GSH and DHHC agreed to the amount of interim distributions that GSH would be permitted to make prior to closing.
On September 8, 2022, the DHHC Board met by video conference with DHHC’s management and representatives of Sullivan & Cromwell to discuss the status of the Audited GSH Financials. At the meeting, a representative of DHHC’s management informed the DHHC Board that FORVIS was expected to deliver the Audited GSH Financials to DHHC in the coming days.
On September 9-10, 2022, DHHC, GSH and their respective advisors finalized the Business Combination Agreement and the Ancillary Agreements and other documents related thereto. On September 10, 2022, FORVIS delivered the Audit Opinion for the Audited GSH Financials to DHHC, and later that day, the parties entered into the Business Combination Agreement and certain of the Ancillary Agreements. Prior to the commencement of trading of shares of DHHC on NASDAQ on the morning of September 12, 2022, DHHC and GSH issued a press release announcing the Business Combination.
DHHC is in the beginning stages of a PIPE offering process to provide funding to meet the Minimum Cash Condition, which it expects to finalize, if successful, or early 2023; however, as of the date of this proxy statement/prospectus no substantive discussions regarding any additional financial arrangements have occurred and the terms of a potential PIPE offering are not known.
Recommendation of the DHHC Board of Directors and Reasons for the Business Combination
The DHHC Board unanimously recommends that the DHHC stockholders vote “FOR” the Business Combination Proposal and the Nasdaq Proposal.
The DHHC Board, in evaluating the Business Combination, consulted with DHHC’s management and legal and financial advisors. In reaching its unanimous decision to (i) determine that the Business Combination is in the best interests of DHHC and its stockholders, (ii) approve and declare advisable the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination and the issuance of DHHC Common Shares in connection therewith, and (iii) recommend that the DHHC stockholders adopt the Business Combination Agreement, and the transactions contemplated thereby, including the Business Combination and the issuance of DHHC Common Shares, the DHHC Board considered a range of factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the Business Combination, the DHHC Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The DHHC Board viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of DHHC’s reasons for approval of the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Forward-Looking Statements.”
Before reaching its decision, the DHHC Board reviewed the material aspects of DHHC management’s due diligence, which included:
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research on the residential homebuilding industry, as well as industry trends, historical and projected growth trends, competitive landscape and other industry factors;

•
extensive meetings and calls with GSH’s management team and representatives regarding operations, product suite, land-light business model, growth potential and competitive positioning, financial prospects and potential acquisition and expansion opportunities, among other topics;

•
evaluation of potential value-creation opportunities, including organic revenue growth, market expansion and potential acquisition opportunities;

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other due diligence activities relating to quality of earnings, accounting, legal, tax, operations and other matters;

•
research on comparable public companies; and

•
financial and valuation analyses, review and analysis of GSH’s financial projections, to the extent set forth below.

In approving the Business Combination, the DHHC Board determined not to obtain a fairness opinion. The officers and directors of DHHC have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries, including the real estate industry, and concluded that their experience and background, together with the experience and sector expertise of DHHC’s advisors, enabled them to make the necessary analyses and determinations regarding the Business Combination. In addition, DHHC’s officers and directors and DHHC’s advisors have substantial experience with mergers and acquisitions.
The DHHC Board considered a number of factors pertaining to the Business Combination as generally supporting its decision to enter into the Business Combination Agreement and the transactions contemplated thereby, including, but not limited to, the following material factors:
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Significant Growth Prospects in a Large and Growing Addressable Market.   The DHHC Board believes that GSH is a market leader in the Southeast homebuilding market and considered the fact that the Business Combination is expected to provide the opportunity to increase GSH’s leading position in the Southeastern homebuilding market. The DHHC Board believes that factors such as strong in-migration to the Southern region of the United States from regions with a higher cost of living will create an opportunity for UHG to expand on GSH’s homebuilding operations in the region over time.

•
Growth Strategy.   The DHHC Board believes that GSH has significant growth opportunities based on population and job growth in GSH’s core markets, its land-light operation model, its mergers and acquisitions strategy, build-to-rent platform focusing on the single-family rental market, and its Mortgage JV investment.

•
Competitive Advantages.   The DHHC Board considered the fact that GSH’s land-light operating model provides a competitive advantage over the operating models of traditional homebuilders by providing, among other things, (i) a higher return on capital by putting less capital at risk, (ii) the acquisition of land through lot purchase agreements, which decreases the risk of incurring significant land acquisition costs during unfavorable points in a housing cycle and (iii) flexibility to purchase finished lots as close to the start of the homebuilding process as possible.

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Financial Condition.   The DHHC Board also considered factors such as GSH’s historical financial results, projections, outlook and expansion opportunities, and financial plan, as well as valuations and trading values of publicly traded companies and valuations of precedent merger and acquisition targets in the homebuilding sector.

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Experienced and Proven Management Team.   The DHHC Board considered the fact that GSH has a proven and experienced management team with deep operation expertise, led by Michael Nieri, its founder, Chief Executive Officer and President, who has over 20 years’ experience in the homebuilding industry. The DHHC Board also considered that senior management of GSH intends to remain with UHG in the capacity of officers and/or directors, providing continuity and expertise that would be important to the Post-Combination Company.

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Benefits from Public Market Entry and DHHC Expertise.   The DHHC Board considered the fact that, given the Minimum Cash Condition, among other things, the cash that the Post-Combination Company is expected to have will allow it to be well-positioned to acquire additional assets, expand the scope of GSH’s operations in the Southeast and other regions of the United States and to otherwise fund its business plan. Additionally, the DHHC Board considered the benefits to UHG from the expertise that the continuing DHHC Board members and management have in public company leadership and the real estate industry.

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Stockholder Liquidity.   The DHHC Board considered the fact that, pursuant to the Business Combination Agreement, the DHHC Common Shares issued as merger consideration will be listed on the Nasdaq, a major U.S. stock exchange, which the DHHC Board believes has the potential to offer stockholders enhanced liquidity.

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Lock-Up.   The DHHC Board considered the fact that certain key stockholders and members of management of DHHC and GSH will be subject to a one to two year lockup in respect of their UHG Common Shares, subject to certain customary exceptions. The DHHC Board believes the lockup will provide important stability to the leadership and governance of the Post-Combination Company, and considers this lockup as a strong sign of DHHC and GSH’s leadership’s confidence in the Post-Combination Company and the benefits to be realized as a result of the Business Combination.

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Other Alternatives.   The DHHC Board has determined that, after a thorough review of other business combination opportunities reasonably available to DHHC, the proposed Business Combination represents the best potential business combination for DHHC and the most attractive opportunity for DHHC based upon the process utilized to evaluate and assess other potential acquisition targets. The DHHC Board has also determined that such process has not presented a better alternative.

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Negotiated Transaction.   The DHHC Board has determined that the financial and other terms of the Business Combination Agreement are reasonable and were the product of arm’s-length negotiations between DHHC and GSH.

The DHHC Board also considered various uncertainties and risks and other potentially negative factors concerning the Business Combination, including, but not limited to, the following:
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Exclusivity.   The fact that the Business Combination Agreement includes an exclusivity provision that prohibits DHHC from soliciting other business combination proposals, which restricts DHHC’s ability, so long as the Business Combination Agreement is in effect, to consider other potential business combinations.

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Macroeconomic Risks.   Macroeconomic uncertainty, including the impacts of rising interest rates and inflation, supply chain issues and the continuing impact of the COVID-19 pandemic and the effects any of the foregoing could have on UHG’s revenues and the trading price of UHG Class A Common Shares.

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Business Plan and Projections May Not Be Achieved.   The risk that UHG may not be able to execute on its business plan, and realize the financial performance set forth in GSH’s financial projections on the timeline expected or at all, in each case as presented to management of DHHC.

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Risks Associated with GSH’s Business.   The risk factors set forth in this proxy statement/prospectus under the headings “Risk Factors — Risks Related to UHG’s Business” and “Risk Factors — Risks Related to the Homebuilding Industry.”

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Redemption Risk.   The risk that a significant number of DHHC’s Public Stockholders may redeem their Public Shares for cash prior to the consummation of the Business Combination, thereby reducing the amount of cash available to UHG following the consummation of the Business Combination and making the Business Combination more difficult to complete. The consummation of the Business Combination is conditioned upon satisfaction of the Minimum Cash Condition, which is for the sole benefit of GSH.

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Evolving Regulatory Regime Governing Special Purpose Acquisition Companies.   The risk that regulation of special purpose acquisition companies continues to evolve and the SEC, Nasdaq and other regulators may revisit and update their laws, regulations and policies.

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Stockholder Vote.   The risk that DHHC’s stockholders may object to the Business Combination and take action that may prevent or delay the consummation of the Business Combination, including failing to provide the requisite votes necessary to effect the Business Combination.

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Closing Conditions.   The fact that the completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within DHHC’s control, including the Minimum Cash Condition and the Lender Consents.

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Litigation.   The possibility of litigation challenging the Business Combination or an adverse judgment granting permanent injunctive relief that could indefinitely delay or enjoin consummation of the Business Combination.

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Listing Risks.   The challenges associated with preparing GSH, a private entity, for the applicable disclosure and listing requirements to which the Post-Combination Company will be subject as a publicly traded company on the Nasdaq with SEC reporting obligations.

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Benefits May Not Be Achieved.   The risks that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected timeframe.

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Liquidation of DHHC.   The risks and costs to DHHC if the Business Combination is not completed, including the risk of diverting DHHC management’s focus and resources from other business combination opportunities, which could result in DHHC being unable to effect a business combination within the Combination Window and force DHHC to liquidate.

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Growth Initiatives May Not be Achieved.   The risk that GSH’s growth initiatives may not be fully achieved or may not be achieved within the expected timeframe.

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No Third-Party Valuation.   DHHC’s decision not to obtain a third-party valuation or fairness opinion in connection with the Business Combination.

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DHHC Stockholders Receiving a Minority Position and the Majority Stockholders Receiving a Majority Position in UHG.   The fact that DHHC stockholders will own a minority of the voting and economic rights and that the Majority Stockholders will own all of the UHG Class B Common Shares, and will accordingly own a majority of the voting and economic rights in UHG following the consummation of the Business Combination.

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Related Party Arrangements.   The Land Development Affiliates, which are majority owned by Mr. Nieri, are UHG’s primary source of finished lots, and the risk that Mr. Nieri may have interests that differ from those of the Post-Combination Company.

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Fees and Expenses.   The fees and expenses associated with completing the Business Combination.

In addition to considering the factors described above, the DHHC Board also considered other factors, including, without limitation:
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Interests of Certain Persons.   Certain officers and directors of DHHC, as well as the Sponsor and their affiliates, have interests in the Business Combination that are in addition to, and that are different from, the interests of DHHC’s stockholders. DHHC’s stockholders should take these interests into account in deciding whether to approve the proposals presented at the Special Meeting (see “The Business Combination —  Interests of DHHC’s Directors and Executive Officers in the Business Combination”).

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Other Risk Factors.   Various other risk factors associated with the business of GSH and the Business Combination as described in the section entitled “Risk Factors” appearing elsewhere in this proxy statement/prospectus.

The DHHC Board concluded that the potential benefits that it expects DHHC and its stockholders to achieve as a result of the Business Combination outweigh the potentially negative factors associated with the Business Combination. Accordingly, the DHHC Board unanimously determined that the Business Combination and the transactions contemplated by the Business Combination Agreement are advisable and in the best interests of DHHC and its stockholders.
Contemplated Financing Transactions
In connection with the execution of the Business Combination Agreement, DHHC entered into a Financing Commitment Letter with our Sponsor, DHP SPAC-II Sponsor LLC, David T. Hamamoto, our Co-Chief Executive Officer and Chairman and an affiliate of our Sponsor, and Antara Capital, an affiliate of our Sponsor, pursuant to which Mr. Hamamoto and Antara Capital each agreed to, or cause their respective affiliates to, purchase and not redeem 1,250,000 DHHC Class A Common Shares no later than five business days prior to the Special Meeting. As of the date of this proxy statement/prospectus, Mr. Hamamoto and

Antara Capital have consummated the share purchases contemplated by the Financing Commitment Letter. DHHC may enter into other financing arrangements as needed, in addition to the transactions contemplated under the Financing Commitment Letter, to satisfy the Minimum Cash Condition (as defined herein) set forth in the Business Combination Agreement. DHHC is in the beginning stages of a PIPE offering process to provide funding to meet the Minimum Cash Condition, which it expects to finalize, if successful, or early 2023; however, as of the date of this proxy statement/prospectus no substantive discussions regarding any additional financial arrangements have occurred and the terms of a potential PIPE offering are not known. Other than the Financing Commitment Letter, no party to the Business Combination Agreement has entered into other financing arrangement with any investor. Please see “Other Agreements — Financing Commitment Letter” for more information.
Certain Unaudited Prospective Financial Information of GSH
DHHC and GSH do not, as a matter of general practice, publicly disclose long-term forecasts or internal projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates. However, in connection with the proposed Business Combination, management of GSH provided DHHC with its internally prepared prospective financial information for each of the years in the two-year period ending December 31, 2023.
The prospective financial information was prepared solely for internal use and was not prepared with a view towards compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The prospective financial information was prepared for business planning and other management purposes, and is subjective in many respects and therefore susceptible to varying interpretations and the need for periodic revision based on actual experience and business developments, and was not intended for third-party use, including by investors. You are cautioned not to rely on the prospective financial information in making a decision regarding the Business Combination, as the prospective financial information may be materially different than actual results. The prospective financial information should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on the prospective financial information. Further, prospective financial information does not reflect any impact of the proposed transaction and has not been updated since the date of preparation.
The prospective financial information reflects numerous assumptions that were deemed to be reasonable as of the date on which the prospective financial information was finalized, including, among other things, assumptions with respect to general business, economic, market, regulatory and financial conditions and various other factors, all of which are difficult to predict or estimate and many of which are beyond DHHC’s and GSH’s control, such as the risks and uncertainties contained in the section entitled “Risk Factors” or matters described in the section entitled “Forward-Looking Statements.”
Assumptions that were used by GSH in developing the prospective financial information included, but were not limited to, the following material assumptions:
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Revenue Growth:   GSH’s revenue projections are influenced by numerous factors and derived from a community-level analysis driven by (i) current supply of owned and contracted lots that GSH controls, (ii) increasing number of communities where GSH generates sales and a projected increase in the overall size of GSH’s communities, (iii) the ability to keep the sales prices of GSH’s homes constant in 2022 and 2023, (iv) increasing GSH’s market share in South Carolina, and (v) a larger presence in Georgia.

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Gross Profit:   GSH’s management team believes that the price of materials will continue to normalize to historical levels, relieving the overall cost of framing a house. As a production homebuilder, GSH is highly focused on cost sensitivity and believes its operating history has shown it has the ability to efficiently manage costs in the construction process.

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Lot Acquisitions/ takedowns:   As a land-light homebuilder, UHG will buy finished lots as near to “just-in-time” as possible.

•
Backlog:   GSH projects no change to its backlog cancellation rate in 2023 relative to 2022.

While the prospective financial information reflects GSH’s good faith beliefs, the prospective financial information is not a guarantee of future performance. Since the prospective financial information covers multiple years, that information by its nature becomes less predictive with each successive year. Accordingly, there can be no assurance that the assumptions made in preparing any particular information will prove accurate. There will be differences between actual and projected results. Actual results may be materially greater or materially less than those contained in the prospective financial information. The inclusion of the prospective financial information in this proxy statement/prospectus should not be regarded as an indication that DHHC or GSH or its representatives considered or currently consider the prospective financial information to be a reliable prediction of future events, and reliance should not be placed on the prospective financial information.
A summary of the prospective financial information is not being included in this proxy statement/prospectus to influence your decision whether to vote for or against the Proposals presented at the Special Meeting. The prospective financial information was requested by, and disclosed to, DHHC for use as a component in its overall evaluation of GSH, and is included in this proxy statement/prospectus because it was provided to the DHHC Board for its evaluation of the business combination. GSH has not warranted as to the accuracy, reliability, appropriateness or completeness of the prospective financial information to anyone, including to DHHC. None of DHHC, GSH nor any of their respective affiliates, officers, directors, advisors or other representatives has made or makes any representation to any DHHC stockholder or any other person regarding ultimate performance compared to the information contained in the prospective financial information or that financial and operating results will be achieved. Furthermore, none of them intends to or undertakes any obligation to update or otherwise revise the prospective financial information to reflect circumstances existing after the date when made or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the prospective financial information are shown to be in error.
In light of the foregoing factors as well as the uncertainties inherent in the prospective financial information, and given that the Special Meeting will be held several months after the prospective financial information was prepared, DHHC stockholders are cautioned not to place undue, if any, reliance on the information presented in this summary of the prospective financial information.
The prospective financial information was prepared by, and is the responsibility of, GSH’s management. No independent auditors have audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the prospective financial information and, accordingly, none of DHHC, GSH or any of their independent auditors express an opinion or any other form of assurance with respect thereto or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The audit reports included in this proxy statement/prospectus relate to historical financial information. They do not extend to the prospective financial information and should not be read to do so.
The following table summarizes the results for GSH for the year ended December 31, 2021 and its internally prepared prospective financial information for each of the years in the two-year period ending December 31, 2023 provided to DHHC by GSH:

($ millions)	FY 2021A	FY 2022E	FY 2023E
Total Closings	1,705	1,736	2,074
Revenue	$432.9	$515.5	$630.2
YoY Revenue Growth	32%	19%	22%
Cost of Goods Sold	332.3	375.9	460.5
Gross Profit	$100.6	$139.6	$169.7
Gross Profit (%)	23%	27%	27%
SG&A	38.5	49.0	63.2
Operating Income	$62.1	$90.6	$106.5
Operating Income Margin	13%	18%	17%
Other Income/Expense	0.3	1.0	3.1
Corporate Income Tax	0.0	0.0	28.5
Net Income	$62.4	$91.6	$81.2
Net Income Margin	13%	18%	13%
Adjusted EBITDA	$62.4	$97.1	$118.2
Adjusted EBITDA Margin	14%	19%	19%
This information should be read in conjunction with “GSH’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as the audited financial statements of GSH included elsewhere in this proxy statement/prospectus.
Satisfaction of 80% Test
The Nasdaq rules require that DHHC’s initial business combination must occur with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes and excluding the amount of any deferred underwriting discount payable from the Trust Account) at the time of DHHC’s signing a definitive agreement in connection with its initial business combination. As of September 10, 2022, the date of the execution of the Business Combination Agreement, the value of the net assets held in the Trust Account was approximately $346 million and 80% thereof represents approximately $277 million. In reaching its conclusion that the Business Combination meets the 80% asset test, the DHHC Board used as a fair market value based upon the enterprise value of approximately $500 million excluding the earn out, which was implied based on the terms of the transactions agreed to by the parties in negotiating the Business Combination Agreement. In determining whether the enterprise value described above represents the fair market value of GSH, the DHHC Board considered all of the factors described in this section and the section entitled “The Business Combination Agreement” and the fact that the purchase price for GSH was the result of an arm’s-length negotiation. As a result, the DHHC Board concluded that the fair market value of the business acquired was significantly in excess of 80% of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes and excluding the amount of any deferred underwriting discount payable from the Trust Account).
Selected Financial Analyses
DHHC’s management primarily relied upon a comparable company analysis to assess the value that the public markets would likely ascribe to DHHC following a business combination with GSH, and this analysis was presented to the DHHC Board. The relative valuation analysis was based on selected publicly traded companies in the homebuilding industry. These companies were selected by DHHC, among other reasons, because they are publicly traded companies having businesses operating in the homebuilding industry with either similar land-light operating business models (in the case of Dream Finders Homes, Inc. and NVR, Inc.) or fully-integrated land development or homebuilding operating models, and/or similar end markets, go-to-market strategies, financial metrics and growth rates. The comparable companies the DHHC Board reviewed were:
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land-light homebuilding companies, defined as Dream Finders Homes, Inc. and NVR, Inc.;

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small cap homebuilding companies, defined as companies having a market value of equity of less than $2 billion on August 23, 2022, including Beazer Homes USA, Inc., Century Communities, Inc., Green Brick Partners, Inc., Landsea Homes Corporation, M/I Homes, Inc., and Tri Pointe Homes, Inc.; and

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large cap homebuilding companies, defined as companies having a market value of equity of more than $2 billion on August 23, 2022, including D.R. Horton, Inc., KB Home, Lennar Corporation, LGI Homes, Inc., M.D.C. Holdings, Inc., Meritage Homes Corporation, PulteGroup, Inc., Taylor Morrison Home Corporation, and Toll Brothers, Inc.

While these companies may share certain characteristics that are similar to those of GSH, DHHC recognized that no company was identical in nature to GSH. In the view of DHHC management, no publicly traded companies having business operations in the homebuilding industry meeting the selection criteria described above were excluded from the comparable companies analysis.
Using publicly available information, DHHC’s management reviewed with the DHHC Board the revenue growth rate percentage with respect to each of the land-light homebuilding companies and each group of selected comparable companies over the period from 2021 to 2022 (projected) and 2022 (projected) to 2023 (projected). The percentages for the land-light homebuilding companies and the mean for each other group of comparable companies, as of August 23, 2022, are summarized in the table below:
Selected Public Company	2021-2022E Revenue Growth	2022-2023E Revenue Growth
Land-Light Homebuilders
Dream Finders Homes, Inc.	20.8%	12.9%
NVR, Inc.	10.5%	(10.2)%
Small Cap Homebuilders
Mean	14.0%	(7.1)%
Large Cap Homebuilders
Mean	16.4%	(3.9)%
DHHC’s management noted that GSH’s adjusted revenue growth rate percentage over the period from 2021 to 2022 (projected) of 19.1% (based upon GSH’s calendar year 2021 adjusted revenue of $433 million and GSH’s estimated calendar year 2022 revenue of $515 million) was on par with the comparable companies and that GSH’s adjusted revenue growth rate percentage over the period from 2022 (projected) to 2023 (projected) of 22.3% (based upon GSH’s estimated calendar year 2022 and 2023 revenue of $515 million and $630 million, respectively) reflected outsized growth due to a higher community count and shift into larger, faster-absorbing communities.
Using publicly available information, DHHC’s management also reviewed with the DHHC Board the EBITDA growth rate percentage with respect to each of the land-light homebuilding companies and each group of selected comparable companies over the period from 2021 to 2022 (projected) and 2022 (projected) to 2023 (projected). The percentages for the land-light homebuilding companies and the mean for each other group of comparable companies, as of August 23, 2022, are summarized in the table below:
Selected Public Company	2021-2022E EBITDA Growth	2022-2023E EBITDA Growth
Land-Light Homebuilders
Dream Finders Homes, Inc.	93.1%	2.5%
NVR, Inc.	50.9%	(23.4)%
Small Cap Homebuilders
Mean	37.4%	(21.9)%
Large Cap Homebuilders
Mean	31.9%	(18.2)%
DHHC’s management noted that GSH’s pro forma EBITDA growth rate percentage over the period from 2021 to 2022 (projected) of 55.6% (based upon GSH’s calendar year 2021 pro forma EBITDA of $62 million and GSH’s estimated calendar year 2022 EBITDA for GSH of $97 million) was within the range of comparable companies and that GSH’s adjusted projected EBITDA growth rate percentage over the period from 2022 (projected) to 2023 (projected) of 21.8% (based upon GSH’s estimated calendar year 2022 and 2023 EBITDA of $97 million and $118 million, respectively) reflected outsized growth due to a higher community count, a shift into larger and faster absorbing communities, and a smaller base.
Using publicly available information, DHHC’s management also reviewed with the DHHC Board the EBITDA margin (defined as EBITDA divided by revenue) with respect to each of the land-light homebuilding companies and each group of selected comparable companies for 2022 (projected) and 2023 (projected). The percentages for the land-light homebuilding companies and the mean for each other group of comparable companies, as of August 23, 2022, are summarized in the table below:
Selected Public Company	2022E EBITDA Margin	2023E EBITDA Margin
Land-Light Homebuilders
Dream Finders Homes, Inc.	12.6%	11.4%
NVR, Inc.	21.9%	18.7%
Small Cap Homebuilders
Mean	18.2%	15.6%
Large Cap Homebuilders
Mean	20.3%	17.3%
DHHC’s management noted that GSH’s projected EBITDA margin for 2022 (projected) of 18.8% was on par with the comparable companies and that GSH’s adjusted projected EBITDA margin for 2023 (projected) of 18.8% was above the comparable companies based on expectations that GSH’s strong margin profile would continue, aided by its low land basis.
Using publicly available information, DHHC management also reviewed with the DHHC Board the enterprise values (defined as market capitalization plus net debt plus minority investments minus unconsolidated investments) as a multiple of EBITDA with respect to each of the land-light homebuilding companies and each group of selected comparable companies for 2022 (projected) and 2023 (projected). The multiples for the land-light homebuilding companies and the mean for each other group of comparable companies, as of August 23, 2022, are summarized in the table below:
Selected Public Company	Enterprise Value / 2022E EBITDA	Enterprise Value / 2023E EBITDA
Land-Light Homebuilders
Dream Finders Homes, Inc.	5.1x	5.0x
NVR, Inc.	6.1x	8.0x
Small Cap Homebuilders
Mean	3.6x	4.6x
Large Cap Homebuilders
Mean	3.8x	4.6x
DHHC’s management noted that GSH’s enterprise value (based on a pre-money enterprise value of $572.4 million) as a multiple of EBITDA for 2022 (projected) of 5.9 times (based upon GSH’s estimated calendar year 2022 EBITDA of $97 million) was within the range of land-light homebuilding companies and that GSH’s enterprise value (based on a pre-money enterprise value of $572.4 million) as a multiple of EBITDA for 2023 (projected) of 4.8 times (based upon GSH’s estimated calendar year 2023 EBITDA of $118 million) was towards the lower end of the range for all comparable companies because the slowing growth for larger public builders had already been priced into forward multiples.
DHHC’s management reviewed with the DHHC Board the pre-money enterprise valuation for GSH based on its review of the enterprise value of the land-light homebuilding companies (Dream Finders Homes, Inc. and NVR, Inc.), each as a multiple of projected EBITDA for each of 2022 (projected) and 2023 (projected). DHHC’s management noted that GSH’s estimated pre-money enterprise valuation of $572.4 million as a multiple of GSH’s projected EBITDA of $97 million for 2022 (projected) was 5.9 times, which was toward the higher end of the range of 5.1 and 6.1 for the land-light homebuilding companies and that GSH’s estimated pre-money enterprise valuation of $572.4 million as a multiple of GSH’s projected EBITDA of $118 million for 2023 (projected) was 4.8 times, which was below the range of 5.0 and 8.0 times for the land-light homebuilding companies.
Interests of DHHC’s Directors and Executive Officers in the Business Combination
In considering the recommendation of the DHHC Board to vote in favor of approval of the proposals, stockholders should keep in mind that the Sponsor and DHHC’s directors and officers have interests in such proposals that are different from or in addition to (and which may conflict with) those of Public Stockholders. Stockholders should take these interests into account in deciding whether to approve the proposals presented at the Special Meeting, including the Business Combination Proposal. For example, as described below, the Sponsor and its affiliates, on the one hand, and the Company’s officers and directors, on the other hand, have at risk significant monetary interests that depend on the completion of the Business Combination or another business combination within the Combination Window. For the Sponsor and its affiliates, aggregate value at risk could be as much as approximately $67.3 million (based upon the closing price of $10.15 per DHHC Class A Common Share and $0.22 per Public Warrant on the Nasdaq on January 26, 2023, the most recent practicable date prior to the date of this proxy statement/prospectus, and after giving effect to the forfeiture of 2,577,691 Founder Shares and 2,492,000 Private Placement Warrants and assuming that no UHG Class A Common Shares or Sponsor Earnout Shares are allocated to the Anchor Investors and all Earn Out Shares are released upon the achievement of certain performance-based milestones under the Sponsor Agreement). For Judith A. Hannaway, Jonathan Langer, Charles Schoenherr and Keith Feldman (who are the Company’s officers and directors who are not affiliates of the Sponsor), aggregate value at risk could be as much as approximately $3.2 million (based upon the closing price of $10.15 per DHHC Class A Common Share and $0.22 per Public Warrant on the Nasdaq on January 26, 2023, the most recent practicable date prior to the date of this proxy statement/prospectus). The interests of the Sponsor and DHHC’s directors and officers include, among other things:

•
If the Business Combination with GSH or another business combination is not consummated within the Combination Window, DHHC will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Public Shares for cash and, subject to the approval of its remaining stockholders and the DHHC Board, dissolving and liquidating. In such event, the 8,625,000 Founder Shares held by the Sponsor, with respect to which David T. Hamamoto, DHHC’s Chairman and Co-Chief Executive Officer, has voting and investment discretion, which were acquired by the Sponsor for an aggregate purchase price of $25,000 prior to the Initial Public Offering, would be worthless because DHHC’s Initial Stockholders are not entitled to participate in any redemption or distribution with respect to such shares. The 8,625,000 Founder Shares held by the Sponsor had an aggregate approximate market value of $87.5 million based upon the closing price of $10.15 per DHHC Class A Common Share on the Nasdaq on January 26, 2023, the most recent practicable date prior to the date of this proxy statement/prospectus. Given the differential in the purchase price that the Sponsor paid for the Founder Shares as compared to the price of the units sold in the Initial Public Offering and the substantial number of shares of UHG Class A Common Shares that our Sponsor will receive upon conversion of the Founder Shares in connection with the Business Combination, our Sponsor may earn a positive rate of return on their investment even if the common stock of the Post-Combination Company trades below the price initially paid for the units in the Initial Public Offering and the Public Stockholders experience a negative rate of return following the completion of the Business Combination. The Sponsor has agreed to forfeit 2,577,691 Founder Shares upon the Closing, and not to transfer 1,886,378 Founder Shares until such Founder Shares become released upon the achievement of certain performance-based milestones under the Sponsor Agreement. Approximately up to 161,000 UHG Class A Common Shares and 49,000 Sponsor Earnout Shares may be allocated to the Anchor Investors upon the Closing, pursuant to the Subscription Agreements entered with the Anchor Investors.

•
The Sponsor and Anchor Investors purchased 4,983,999 and 949,334 Private Placement Warrants, respectively, from DHHC for an aggregate purchase price of $8,900,000 (or $1.50 per warrant). These purchases took place in a private placement simultaneously with the consummation of the Initial Public Offering. A portion of the proceeds DHHC received from these purchases were placed in the Trust Account. The Sponsor’s Private Placement Warrants had an approximate market value of

$1.1 million, and the Anchor Investors’ Private Placement Warrants had an approximate market value of $208,900, based upon the closing price of $0.22 per Public Warrant on the Nasdaq on January 26, 2023, the most recent practicable date prior to the date of this proxy statement/prospectus. The Private Placement Warrants would become worthless if DHHC does not consummate a business combination within the Combination Window. The Sponsor and Anchor Investors have agreed to forfeit 50% of the Private Placement Warrants held by them upon the Closing.

•
The fact that Judith A. Hannaway, Jonathan Langer, Charles Schoenherr and Keith Feldman will each be entitled to receive, upon completion of the Business Combination, 27,121, 27,121, 27,121 and 235,118 Founder Shares, respectively from our Sponsor, which would be valued in the aggregate at approximately $3.2 million based on the closing price of our Class A common stock of $10.15 on Nasdaq on January 26, 2023. Keith Feldman will also be entitled to receive, upon completion of the Business Combination, 149,520 Private Placement Warrants. The Private Placement Warrants had an aggregate approximate market value of $32,900 based upon the closing price of $0.22 per Public Warrant on the Nasdaq on January 26, 2023, the most recent practicable date prior to the date of this proxy statement/prospectus. The Private Placement Warrants would become worthless if DHHC does not consummate a business combination within the Combination Window.

•
No compensation of any kind, including finder’s and consulting fees, is paid to our Sponsor, officers and directors, or any of their respective affiliates, for services rendered prior to or in connection with the completion of an initial business combination, except for reimbursement for out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. From the date of the Initial Public Offering until the date of the Business Combination Agreement, there have been no reimbursable out-of-pocket expenses incurred in connection with the Business Combination.

•
The Anchor Investors have entered into the Subscription Agreements with us, pursuant to which the Anchor Investors will be allocated from the Sponsor up to approximately 161,000 Founder Shares for a purchase price of $0.003 per share and at an aggregate purchase price of $483 upon the Closing.

•
We pay our Sponsor $10,000 per month for office space, secretarial and administrative services provided to members of our management team. Such arrangement will terminate upon the consummation of the Business Combination.

•
Our Sponsor will indemnify us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business, with which we have discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.00 per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes. If DHHC consummates the Business Combination, on the other hand, DHHC will be liable for all such claims.

•
DHHC’s directors and officers, and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on DHHC’s behalf, such as identifying and investigating possible business targets and business combinations. However, if DHHC fails to consummate a business combination within the Combination Window, they will not have any claim against the Trust Account for reimbursement. Accordingly, DHHC may not be able to reimburse these expenses if the Business Combination or another business combination is not consummated within the Combination Window.

•
Our Sponsor has also agreed, subject to certain exceptions, not to transfer 1,886,378 Founder Shares held by it until such securities are released under the Sponsor Agreement. Pursuant to the Sponsor Agreement, (i) 37.5% of such Founder Shares will vest upon the Post-Combination Company achieving $12.50 as its volume weighted average price per share for any 20 trading days within a 30 consecutive trading day period, (ii) 37.5% of such Founder Shares will be released upon the Post-Combination Company achieving $15.00 as its volume weighted average price per share for any 20 trading days within a 30 consecutive trading day period, and (iii) 25% of such Founder Shares will be released upon the Post-Combination Company achieving $17.50 as its volume weighted average price per share for any 20 trading days within a 30 consecutive trading day period, in each case, during the Sponsor

Earn Out Period. Any such Founder Shares not released prior to the fifth anniversary of the Closing will be deemed to be forfeited.
•
The Sponsor and DHHC’s directors and officers have agreed to waive their redemption rights with respect to the Founder Shares and any Public Shares held by them in connection with the completion of the Business Combination.

•
The Sponsor and DHHC’s directors and officers have agreed to waive their rights to liquidating distributions from the Trust Account with respect to the Founder Shares held by them if DHHC fails to complete the Business Combination during the Combination Window. See “Information about DHHC―Redemption of Public Shares and Liquidation if no Business Combination”.

•
David T. Hamamoto is expected to continue to serve as a Director of the Post-Combination Company and will receive compensation for such service following the Business Combination.

•
Michael Bayles is expected to continue to serve as a Director of the Post-Combination Company and will receive compensation for such service following the Business Combination.

•
The A&R Registration Rights Agreement will be entered into by, among others, the Sponsor and the directors and officers of DHHC;

•
Keith Feldman is expected to continue to serve as the chief financial officer of the Post-Combination Company, and will receive compensation for such service following the Business Combination.

•
The officers and directors of DHHC may not work full-time at DHHC, may work for both the Sponsor and DHHC, and/or may have fiduciary duties and responsibilities at other companies, which may impact such officers’ or directors’ ability to devote adequate time and attention to the activities of DHHC and may influence their decision to proceed with the Business Combination. See “Management of DHHC” for more information.

•
Subject to certain limited exceptions, the Private Placement Warrants will not be transferable, assignable or salable until 30 days following the completion of the Business Combination.

•
The continued indemnification of current directors and officers and the continuation of directors’ and officers’ liability insurance.

Our Sponsor and DHHC’s directors and officers may be incentivized by any one or a combination of the above factors to complete the Business Combination with GSH rather than liquidate, even if (i) GSH is a less favorable target company as compared to other potential target companies or (ii) the terms of the Business Combination are less favorable to stockholders than the liquidation of the Trust Account.
The following tables set forth the implied ownership levels by and returns to holders of the Post-Combination Company’s securities (including our Sponsor and the Anchor Investors as a group) at various prices, under both the no redemption scenario and the maximum redemption scenario based on the assumptions described under “Summary — Ownership of the Post-Combination Company”, unless otherwise specified in the footnotes to the tables.
No Redemption Scenario
Share Price:	$5.00	$7.50	$10.00	$12.50	$15.00	$17.50	$20.00
Public Shares(1)	4.4	4.4	4.4	4.4	4.4	4.4	4.4
Public Warrants	—	—	—	0.7	2.0	3.0	3.7
Founder Shares(2)(3)	4.2	4.2	4.2	4.9	5.6	6.0	6.0
Private Placement Warrants(4)	—	—	—	0.2	0.7	1.0	1.3
GSH Stockholders Rollover Equity(5)	37.9	37.9	37.9	45.4	52.9	57.9	57.9
Post-Money Equity Value of Post-Combination Company	232.4	348.6	464.8	695.2	984.0	1,266.0	1,465.9
Implied Returns ($mm):
Illustrative IPO Investor Return (%)(1)(6)(7)	(50)%	(25)%	0%	44%	118%	192%	265%
Initial Stockholders Gain ($)(2)(3)(8)	$11.9	$22.3	$32.7	$54.9	$85.1	$114.7	$137.2
Illustrative Initial Stockholders Return (%)(2)(3)(8)	133%	250%	366%	615%	953%	1285%	1538%

Implied Ownership:	$5.00	$7.50	$10.00	$12.50	$15.00	$17.50	$20.00
Public Stockholders(1)	9.5%	9.5%	9.5%	9.2%	9.8%	10.2%	11.0%
Initial Stockholders(2)(3)	9.0	9.0	9.0	9.2	9.6	9.8	10.0
GSH Stockholders(5)	81.5	81.5	81.5	81.6	80.6	80.0	79.0
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Implied Dilution from Founder Shares and Private Placement Warrants	9.0%	9.0%	9.0%	9.2%	9.6%	9.8%	10.0%

Based on the assumptions underlying the no redemption scenario. Warrant dilution calculated using Treasury Stock Method. Does not contemplate any incentive awards under the 2023 Plan as the number of awards and terms of any such awards are not yet known.
(1)
Includes 2.5 million DHHC Class A Common Shares purchased by David T. Hamamoto and Antara Capital, which are not redeemable pursuant to the Financing Commitment Letter.

(2)
Reflects up-front DHHC Class B Common Shares held by the Sponsor and Anchor Investors, as well as deferred Sponsor Earnout Shares that vest at $12.50, $15.00 and $17.50.

(3)
Does not include the effect of the commitment to purchase and not redeem at least 2.5 million DHHC Class A Common Shares by David T. Hamamoto and Antara Capital pursuant to the Financing Commitment Letter.

(4)
Reflects Private Placement Warrants held by the Sponsor and Anchor Investors upon the Closing (after forfeiture).

(5)
Includes UHG Class A Common Shares and UHG Class B Common Shares converted from GSH Common Shares upon the Closing as well as deferred Earn Out Shares that vest at $12.50, $15.00 and $17.50. Does not include the effect of Rollover Options and Assumed Warrants.

(6)
Assumes investor entry price of $10/share.

(7)
Includes DHHC Class A Common Shares and Public Warrants.

(8)
Assumes at risk capital of $8.9 million.

Maximum Redemption Scenario
Share Price:	$5.00	$7.50	$10.00	$12.50	$15.00	$17.50	$20.00
Public Shares	2.5	2.5	2.5	2.5	2.5	2.5	2.5
Public Warrants(1)	—	—	—	0.7	2.0	3.0	3.7
Founder Shares(2)(3)	3.4	3.4	3.4	4.4	5.4	6.0	6.0
Private Placement Warrants(4)	—	—	—	0.2	0.7	1.0	1.3
GSH Stockholders Rollover Equity(5)	37.9	37.9	37.9	45.4	52.9	57.9	57.9
Post-Money Equity Value of Post-Combination Company	$219.0	$328.5	$438.0	$664.9	$951.6	$1,231.2	$1,426.1
Implied Returns ($mm):
Illustrative IPO Investor Return (%)(1)(6)(7)	(50)%	(25)%	0%	60%	171%	282%	393%
Initial Stockholders Gain ($)(2)(3)(8)	$8.2	$16.7	$25.2	$49.1	$82.3	$114.7	$137.2
Illustrative Initial Stockholders Return (%)(2)(3)(8)	91%	187%	283%	550%	922%	1285%	1538%
Implied Ownership:	$5.00	$7.50	$10.00	$12.50	$15.00	$17.50	$20.00
Public Stockholders	5.7%	5.7%	5.7%	6.0%	7.1%	7.8%	8.6%
Initial Stockholders(2)(3)	7.8	7.8	7.8	8.7	9.6	10.0	10.2
GSH Stockholders(5)	86.5	86.5	86.5	85.3	83.3	82.2	81.2
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Implied Dilution from Founder Shares and Private Placement Warrants	7.8%	7.8%	7.8%	8.7%	9.6%	10.0%	10.2%

Based on the assumption that the maximum number of shares are redeemed while still maintaining the minimum cash requirement under the Business Combination Agreement. Warrant dilution calculated using Treasury Stock Method. Does not contemplate any incentive awards under the 2023 Plan as the number of awards and terms of any such awards are not yet known.
(1)
Includes 2.5 million DHHC Class A Common Shares purchased by David T. Hamamoto and Antara Capital, which are not redeemable pursuant to the Financing Commitment Letter.

(2)
Reflects up-front DHHC Class B Common Shares held by the Sponsor and Anchor Investors following the forfeiture of certain DHHC Class B Common Shares by the Anchor Investors in connection with the redemption of all DHHC Class A Shares held by the Anchor Investors, as well as deferred Sponsor Earnout Shares that vest at $12.50, $15.00 and $17.50.

(3)
Does not include the effect of the commitment to purchase and not redeem at least 2.5 million DHHC Class A Common Shares by David T. Hamamoto and Antara Capital pursuant to the Financing Commitment Letter.

(4)
Reflects Private Placement Warrants held by the Sponsor and Anchor Investors upon the Closing (after forfeiture).

(5)
Includes UHG Class A Common Shares and UHG Class B Common Shares converted from GSH Common Shares upon the Closing as well as deferred Earn Out Shares that vest at $12.50, $15.00 and $17.50. Does not include the effect of Rollover Options and Assumed Warrants.

(6)
Assumes investor entry price of $10/share and that investors exercise redemption rights on a pro rata basis, so investor retains 36% of Public Shares and all Public Warrants.

(7)
Includes DHHC Class A Common Shares and Public Warrants.

(8)
Assumes at risk capital of $8.9 million.

The DHHC Board believes that the acquisition of GSH will provide DHHC’s stockholders with an opportunity to participate in a Post-Combination Company with significant growth potential in the homebuilding sector, compelling competitive positioning for sustainable public market leadership, and a strong management team, among other attributes. In arriving at the decision to recommend that DHHC’s stockholders vote to approve the Business Combination, the DHHC Board also considered various uncertainties and risks, as well as other factors, including that some officers and directors of DHHC may have interests in the Business Combination that are different from or in addition to (and which may conflict with) those of Public Stockholders. In particular, as noted above, if the Business Combination with GSH or another business combination is not consummated within the Combination Window, DHHC will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Public Shares for cash and, subject to the approval of its remaining stockholders and the DHHC Board, dissolving and liquidating. In such event, all Founder Shares held by the Sponsor, with respect to which David T. Hamamoto, DHHC’s Chairman and Co-Chief Executive Officer, has voting and investment discretion, will be worthless and the Sponsor will lose its entire investment in DHHC. Further, in the event that the Business Combination is consummated within the Combination Window, the Initial Stockholders may receive a positive return on the Founder Shares even if the Public Stockholders experience a negative return on their investment in DHHC Class A Common Shares after consummation of the Business Combination. On the other hand, in the event that the Business Combination is not consummated within the Combination Window, the Sponsor may lose their investment of $7,501,000 made in respect of the Founder Shares and Private Placement Warrants.
In evaluating the Business Combination, the DHHC Board also considered that such potentially disparate interests could be partially mitigated by the disclosure of such interests in this proxy statement/prospectus and that such potentially disparate interests would exist or may be even greater in the event of a business combination of DHHC with a different target company. These factors are discussed in greater detail in the section entitled “The Business Combination — Recommendation of the DHHC Board of Directors and Reasons for the Business Combination.”
DHHC’s Sponsor, directors and officers do not have any fiduciary or contractual obligations to, or any interest in, or affiliation with, GSH. The interests of DHHC’s directors and officers with other entities are described in the section entitled “Management of DHHC.”

Interests of GSH’s Directors, Executive Officers and Key Employees in the Business Combination
The directors and certain of the executive officers and key employees of GSH have interests in seeing the Business Combination completed that are different from, or in addition to, those of GSH stockholders. Certain of GSH’s directors, executive officers and key employees own, directly or beneficially, GSH Common Shares and GSH Options. For a description of the treatment of GSH Common Shares and GSH Options in the Business Combination, see “The Business Combination Agreement — Merger Consideration.”
In addition, the following individuals who are currently executive officers and key employees of GSH are expected to become executive officers and key employees of the Post-Combination Company upon the closing of the Business Combination, in the positions set forth opposite their names below:
Name	Position
Michael Nieri	Chairman, Chief Executive Officer, and President
Shelton Twine	Chief Operating Officer
Tom O’Grady	Chief Administrative Officer
Steve Lenker	Executive Vice President, General Counsel, and Corporate Secretary
Dan Goldstein	Executive Vice President – Finance
Kookie McGuire	Vice President – Finance
Pennington Nieri	Co-Executive Vice President – Construction Services
Jeremy Pyle	Co-Executive Vice President – Construction Services
Rob Penny	Executive Vice President – Sales
Allan Hutto	Vice President – Investor Relations and Governmental Affairs
In addition, the following individuals who are currently members of GSH’s board of directors are expected to become members of the Post-Combination Company Board upon the closing of the Business Combination: Michael Nieri, Tom O’Grady, Eric S. Bland, James P. Clements, Robert Dozier, Jason Enoch, Nikki R. Haley, and Alan Levine.
The following members of GSH’s board of directors have purchased or are deemed to beneficially own DHHC Class A Common Shares: Eric Bland, Alan Levine, James Clements, Jason Enoch, and Michael Nieri. For a more complete description of these interests, see “Security Ownership of Certain Beneficial Owners and Management of DHHC and the Post-Combination Company.”

ANTICIPATED ACCOUNTING TREATMENT
The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, DHHC will be treated as the “acquired” company for accounting purposes and the Business Combination will be treated as the equivalent of GSH issuing stock for the net assets of DHHC, accompanied by a recapitalization. The net assets of DHHC will be stated at historical cost, with no goodwill or other intangible assets recorded.
GSH has been determined to be the accounting acquirer based on the evaluation of the following facts and circumstances:
•
GSH’s existing stockholders will have over 65% voting interest of the outstanding shares of UHG Common Shares following the Closing under the no redemption and maximum redemption scenarios;

•
GSH’s senior management will comprise the majority of the senior management of UHG; and

•
GSH is the larger entity based on historical operating activity and has the larger employee base.

PUBLIC TRADING MARKETS
The DHHC Class A Common Shares, Units and Public Warrants are listed on the Nasdaq under the symbol “DHHC,” “DHHCU” and “DHHCW,” respectively. Following the Business Combination, the UHG Class A Common Shares (including common stock issuable in the Business Combination) will be listed on the Nasdaq under the symbol “UHG” and the Post-Combination Company’s public warrants will be listed on the Nasdaq under the symbol “UHGW.”

THE BUSINESS COMBINATION AGREEMENT
This section describes the material terms of the Business Combination Agreement. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the complete text of the Business Combination Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the Business Combination Agreement that is important to you. You are encouraged to read the Business Combination Agreement carefully and in its entirety. This section is not intended to provide you with any factual information about DHHC or GSH. Such information can be found elsewhere in this proxy statement/prospectus.
Effects of the Business Combination
As a result of the Business Combination, at the Effective Time, Merger Sub will merge with and into GSH, with GSH surviving the Business Combination as a wholly-owned subsidiary of DHHC. The Proposed Charter set forth as Annex B to this proxy statement/prospectus will be the certificate of incorporation of the Post-Combination Company. The parties shall take all actions necessary so that the bylaws of the Post-Combination Company shall be amended and restated to be as set forth in the Proposed Bylaws attached as Annex C to this proxy statement/prospectus. Following the Business Combination, DHHC is expected to change its name to “United Homes Group Inc.”
Pre-Closing Recapitalization
Prior to the Effective Time, in order to facilitate the consummation of the transactions contemplated by the “Business Combination Agreement, GSH will effect a pre-closing recapitalization (the “Pre-Closing Recapitalization”), including (i) authorizing two new classes of the common stock of GSH, such that the capitalization of GSH will consist of GSH Class A Common Shares, which will carry one vote per share and GSH Class B Common Shares, which will carry two votes per share, (ii) exchanging each GSH Class B Common Share, held by Michael Nieri and Nieri Trusts (collectively, the “Majority Stockholders”) immediately prior to the Pre-Closing Recapitalization for a GSH Class B Common Share on a 1:1 basis, (iii) exchanging each GSH Class A Common Share held by each remaining stockholder of GSH for a GSH Class A Common Share on a 1:1 basis, (iv) amending, restating, supplementing or otherwise modifying GSH’s governing documents to reflect the Pre-Closing Recapitalization, and (v) entering into, terminating, amending, restating, supplementing or otherwise modifying any contracts relating to equity securities of GSH to reflect the Pre-Closing Recapitalization.
Merger Consideration
Upfront Consideration; Conversion of Securities.
In connection with the Business Combination, (i) holders of GSH Common Shares will receive aggregate upfront consideration based on an equity value of GSH of $500 million, subject to customary cash and debt adjustments, payable in (1) and, assuming a downward adjustment for GSH’s estimated closing cash and closing indebtedness of $93 million at the Closing, the aggregate upfront consideration payable will be approximately $407 million payable in 378,817 UHG Class A Common Shares, at a price of $10.00 per share, in respect of GSH Class A Common Shares, (2) 37,502,833 UHG Class B Common Shares, at a price of $10.00 per share, in respect of GSH Class B Common Shares, assuming no cash or debt adjustments, (3) 924,268 UHG Class A Common Shares underlying the Rollover Options and (4) 1,894,082 UHG Class A Common Shares underlying the Assumed Warrants and (ii) holders of GSH Common Shares, GSH Options and GSH Warrants will receive up to an additional $200 million in earnout consideration in the form of the contingent right to receive up to 20,000,000 Earn Out Shares (see “The Business Combination Agreement — Merger Consideration — Earn Out Consideration”).
The Earn Out Shares will vest and become payable in three tranches of 7,500,000, 7,500,000 and 5,000,000 UHG Class A Common Shares or UHG Class B Common Shares, as applicable, with each tranche tied to a separate earn out milestone. The Earn Out Shares will be allocated pro rata to holders of GSH Common Shares, GSH Options and GSH Warrants immediately prior to the consummation of the Business Combination as set forth in the Consideration Schedule (as defined below), which shall be delivered by

GSH to DHHC at least two business days prior to the Closing. The following table sets forth an estimate (assuming the aggregate upfront consideration payable to GSH common equityholders is $407 million following a downward adjustment for GSH’s estimated closing cash and closing indebtedness of $93 million at the Closing) of (x) the Per Share Upfront Consideration expected to be allocated to holders of GSH Common Shares, and (y) the allocation of the Earn Out Shares among the holders of GSH Common Shares, GSH Options and GSH Warrants, each based on the assumption that, after the execution of the Business Combination Agreement, GSH will not have issued any additional equity (including pursuant to the exercise of options, warrants or other securities exchangeable or exercisable for equity of GSH).
	Per Share Upfront Consideration	Earn Out Shares
Holders of GSH Class A Common Shares	378,817	186,151
Holders of GSH Class B Common Shares	37,502,833	18,428,911
Holders of GSH Options	924,268	454,185
Holders of GSH Warrants	1,894,082	930,753
TOTAL	40,700,000	20,000,000
Under the terms of the Business Combination Agreement, at the Effective Time:
(i)
Each GSH Class A Common Share and each GSH Class B Common Share issued and outstanding as of immediately prior to the Effective Time (excluding shares owned by GSH as treasury stock or dissenting shares) will be cancelled and converted into (x) the right to receive the Per Share Upfront Consideration and (y) the contingent right to receive Earn Out Shares as set forth in the Consideration Schedule. The “Per Share Upfront Consideration” is the right to receive such number of UHG Class B Common Shares (in respect of GSH Class B Common Shares issued and outstanding immediately prior to the Effective Time, but after the Pre-Closing Recapitalization), or UHG Class A Common Shares (in respect of GSH Class A Common Shares issued and outstanding immediately prior to the Effective Time, but after the Pre-Closing Recapitalization), equal to the Exchange Ratio. The “Exchange Ratio” is equal to the Closing Consideration divided by $10.00 divided by the total number of GSH Common Shares outstanding immediately prior to the Effective Time (and after the Pre-Closing Recapitalization), expressed on an as-exercised and as-converted to GSH Common Shares basis (including any GSH Common Shares underlying GSH Options (on a net exercise basis) or GSH Warrants) (collectively, “GSH Outstanding Shares”).

(ii)
Each GSH Option outstanding and unexercised as of immediately prior to the Effective Time will be cancelled in exchange for an option to purchase a number of UHG Class A Common Shares (“Rollover Options”) equal to (x) the number of GSH Common Shares subject to such GSH Options immediately prior to the Effective Time multiplied by (y) the Exchange Ratio, at an exercise price per share equal to (A) the exercise price per GSH Common Share of such GSH Option immediately prior to the Effective Time divided by (B) the Exchange Ratio, which amounts will be set forth in the Consideration Schedule. Subject to certain exceptions, each Rollover Option will be subject to the same terms and conditions as were applicable to the GSH Option immediately prior to the Effective Time. Based upon the number of GSH Options outstanding and unexercised as of September 30, 2022, it is anticipated that 924,268 Rollover Options will be issued at the Effective Time with an exercise price ranging between $1.86 and $2.77. Each outstanding GSH Option vests in four equal installments commencing upon the first anniversary of the date of grant, subject to the optionholder’s continued service to GSH as of each such date.

(iii)
Each GSH Warrant outstanding and unexercised as of immediately prior to the Effective Time will be converted into a warrant to acquire a number of UHG Class A Common Shares (“Assumed Warrants”) equal to (x) the number of GSH Common Shares subject to such GSH Warrants immediately prior to the Effective Time multiplied by (y) the Exchange Ratio, at a strike price per share equal to (A) the strike price per GSH Common Share of such GSH Warrant immediately prior to the Effective Time divided by (B) the Exchange Ratio, which amounts will be set forth in the Consideration Schedule. Subject to certain exceptions, each Assumed Warrant will be subject to the same terms and conditions as were applicable to the GSH Warrant immediately prior to the

Effective Time. Based on the number of GSH Warrants outstanding and unexercised as of September 30, 2022, it is anticipated that 1,894,082 Assumed Warrants will be outstanding at the Effective Time with a strike price ranging between $2.68 and $3.99. Each outstanding GSH Warrant may be exercised for a period of 10 years commencing on July 1, 2022.
Upon the consummation of the Business Combination, the number of UHG Common Shares expected to be issued to GSH equityholders in respect of their GSH Common Shares, together with the number of UHG Common Shares that will underlie the Rollover Options and Assumed Warrants issued to holders of GSH Options and GSH Warrants that are outstanding as of immediately prior to the Effective Time, is 37,881,650 shares (assuming the upfront consideration payable to GSH common equityholders is $407 million following a downward adjustment for GSH’s estimated closing cash and closing indebtedness of $93 million at the Closing).
Earn Out Consideration.
The Earn Out Shares will vest and become payable in three tranches of 7,500,000, 7,500,000 and 5,000,000 Earn Out Shares, upon the occurrence of the following milestones: (i) 7,500,000 Earn Out Shares will vest on the first date on which the volume weighted average price of UHG Class A Common Shares over any 20 trading days within the preceding 30 consecutive trading day period (as adjusted, the “VWAP Price”) is greater than or equal to $12.50, (ii) 7,500,000 shares will vest on the first date on which the VWAP Price is greater than or equal to $15.00 , and (iii) 5,000,000 shares will vest on the first date on which the VWAP Price is greater than or equal to $17.50, in each case, during the period that is 90 days following the Closing and the fifth anniversary of the Closing (the “Earn Out Period”).
In the event that, during the Earn Out Period, the Post-Combination Company completes a transaction involving (i) the acquisition of the Post-Combination Company or another person, (ii) the acquisition of all or a material portion of the assets, business or equity securities of the Post-Combination Company or another person or (iii) an equity or similar investment in the Post-Combination Company or another person, in each case, resulting in the Post-Combination Company’s stockholders immediately prior to such transaction holding, in the aggregate, less than 50% of the voting shares of the Post-Combination Company (or successor or parent company thereof), any then-unvested Earn Out Shares will become vested.
Fractional Shares.
No fractional DHHC Class A Common Shares or DHHC Class B Common Shares will be issued by virtue of the Business Combination or the Transactions. Each person who would otherwise be entitled to a fraction of a DHHC Class A Common Share or DHHC Class B Common Share (after aggregating all fractional DHHC Class A Common Shares or DHHC Class B Common Shares that otherwise would be received by such holder), as applicable, will instead have the number of DHHC Class A Common Shares or DHHC Class B Common Shares issued to such person rounded down in the aggregate to the nearest whole DHHC Class A Common Share or DHHC Class B Common Share, and will be entitled to receive cash, without interest, rounded to the nearest cent, equal to the product of (a) the amount of the fractional share interest in a DHHC Class A Common Share or DHHC Class B Common Share, as applicable, to which such holder otherwise would have been entitled multiplied by (b) $10.00.
Consideration Allocation.
No later than the two business days prior to the Closing Date, GSH will prepare and deliver to DHHC a consideration schedule (the “Consideration Schedule”) describing (i) each GSH equityholder and the number of GSH Common Shares, GSH Common Shares subject to GSH Options and GSH Common Shares subject to Assumed Warrants held by such GSH equityholder, as applicable, (ii) the exercise price of GSH Options and Assumed Warrants, as applicable, (iii) the portion of the merger consideration allocated to each GSH equityholder denominated in DHHC Class A Common Shares and DHHC Class B Common Shares, as applicable and (iv) the portion of Earn Out Shares allocated to each GSH equityholder.
Closing and Effective Time of the Business Combination
The closing of the Business Combination will take place electronically by exchange of the closing deliverables, as promptly as practicable but no later than the third business day following the satisfaction or waiver of the closing conditions (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of those conditions) in accordance with the Business Combination Agreement or at such other date or time as GSH and DHHC may agree in writing. See “— Conditions to the Business Combination” for a more complete description of the conditions that must be satisfied or waived prior to the Closing.
At the Closing, GSH and DHHC will effect the Business Combination by causing a certificate of merger to be executed and filed with the Secretary of State of the State of South Carolina, and the Business Combination will become effective on the date and time such certificate of merger has been accepted by the Secretary of State of the State of South Carolina or at such later date or time as may be agreed by GSH and DHHC and specified in such certificate of merger. The time at which the Business Combination becomes effective is sometimes referred to in this proxy statement/prospectus as the “Effective Time.”
As of the date of this proxy statement/prospectus, GSH and DHHC expect that the Business Combination will be effective during the first half of 2023. However, there can be no assurance as to when or if the Business Combination will occur.
If the Business Combination is not completed on or prior to Termination Date, the Business Combination Agreement may be terminated by either GSH or DHHC, subject to certain exceptions. See “— Termination” for a more complete description of the termination rights of the parties.
Covenants and Agreements
Conduct of GSH’s Business Prior to the Completion of the Business Combination.
GSH has agreed that, from the date of the Business Combination Agreement until the earlier of the Closing or termination of the Business Combination Agreement in accordance with its terms, except as expressly contemplated by the Business Combination Agreement or an Ancillary Agreement, as required by applicable law or any conditions, restrictions or requirements of a governmental entity in connection with or in respect of the COVID-19 pandemic, or as consented to in writing by DHHC (which consent will not be unreasonably withheld conditioned or delayed), GSH will (i) operate the business of it and its subsidiaries (the “GSH Group Companies”) in the ordinary course of business consistent with past practice and (ii) use commercially reasonable efforts to maintain and preserve substantially intact the business organization, assets, properties and material business relations of the GSH Group Companies, taken as a whole, and maintain existing relations and goodwill with governmental entities and material customers, suppliers, licensors, licensees, distributors, creditors, lessors, and business associates and keep available the services of the GSH Group Companies’ present officers or any replacement of such officer.
In addition to the general covenants summarized above, GSH has agreed that, from the date of the Business Combination Agreement until the earlier of the Closing or termination of the Business Combination Agreement in accordance with its terms, except as expressly contemplated by the Business Combination Agreement or an Ancillary Agreement or as required by applicable law or as consented to in writing by DHHC (such consent in certain circumstances not to be unreasonably withheld, conditioned or delayed), GSH will not, and will not permit its subsidiaries to:
•
declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any equity securities of any GSH Group Company or repurchase any outstanding equity securities of any GSH Group Company;

•
reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock;

•
merge, consolidate, combine or amalgamate any GSH Group Company with any person or purchase or otherwise acquire (whether by merging or consolidating with, purchasing any equity security in or a substantial portion of the assets of, or by any other manner) any corporation, partnership, association or other business entity or organization or division thereof;

•
adopt any amendments, supplements, restatements or modifications to any GSH Group Company’s organizational documents, expect pursuant to the Pre-Closing Recapitalization;

•
transfer, issue, sell, grant or otherwise directly or indirectly dispose of, or subject to a lien, any equity securities of any GSH Group Company or any options, warrants, rights of conversion or other rights, agreements, arrangements or commitments obligating any GSH Group Company to issue, deliver or sell any equity securities of any GSH Group Company other than the issuance of shares of GSH upon the exercise or conversion of any GSH Options outstanding on the date of the Business Combination Agreement in accordance with the terms of the applicable equity plan of the GSH Group Companies and the underlying grant, award or similar agreement as in effect on the date of the Business Combination Agreement;

•
other than pursuant to contracts to which GSH is a party to that are in effect as of the date of the Business Combination Agreement, transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any of its material assets, properties, licenses, operations, rights, product lines, businesses or interests therein, except for sales, mortgages, or other dispositions in the ordinary course of business consistent with past practice and sales, leases, licenses or other dispositions of assets with a fair market value not in excess of $200,000 in the aggregate;

•
transfer, sell, license or grant any other right under, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any of its material intellectual property rights, except for non-exclusive licenses granted to customers or third-party service providers in the ordinary course of business;

•
incur, create or assume any indebtedness, other than ordinary course trade payables;

•
other than in the ordinary course of business consistent with past practice, amend, modify, cancel, or waive any debts or claims held by it;

•
fail to make or authorize any budgeted capital expenditures or make or authorize any unbudgeted capital expenditures, in each case in excess of $1,000,000 in the aggregate;

•
make any loans, advances or capital contributions to, or guarantees for the benefit of, any person or make any investments in any person in excess of $1,000,000, individually or in the aggregate, in each case other than intercompany loans or capital contributions between GSH and any of its wholly-owned subsidiaries and the reimbursement of expenses of employees in the ordinary course of business;

•
except as required pursuant to the terms of any GSH benefit plan in effect on the date of the Business Combination Agreement, or as required by applicable law, amend, modify, adopt, enter into or terminate any employee benefit plan of any GSH Group Company or any benefit or compensation plan, policy, program or contract that would be an employee benefit plan if in effect as of the date of the Business Combination Agreement;

•
increase the compensation or benefits payable to any current or former director, manager, officer, employee, or contingent worker of any GSH Group Company earning annual compensation in excess of $150,000, or increase the aggregate annual cash compensation or benefits payable to any other current or former director, manager, officer, employee, or contingent worker of any GSH Group Company to be greater than $150,000, other than the payment of annual bonuses for completed periods based on actual performance in the ordinary course of business consistent with past practice, and for employees who are not officers, annual, year-end increases in annual salary or wage rate in the ordinary course of business consistent with past practice that do not exceed 7.5% individually or in the aggregate;

•
accelerate any payment, right to payment, or benefit, or the funding of any payment, right to payment or benefit, payable or to become payable to any current or former director, manager, officer, employee, or contingent worker of any GSH Group Company;

•
waive or release any noncompetition, non-solicitation, no-hire, nondisclosure or other restrictive covenant obligation of any current or former director, manager or officer of any GSH Group Company;

•
grant any new awards under any employee benefit plan, pay any special bonus or special remuneration to any director, manager, officer, employee or contingent worker of any GSH Group Company;

•
hire or terminate or furlough the employment of any director, officer or management level or key employee of any GSH Group Company;

•
enter into a settlement agreement with any current or former director, manager or officer of any GSH Group Company;

•
become a party to, establish, adopt or commence participation in any collective bargaining agreement or any other agreement with a union or similar organization;

•
make, change or revoke any material election concerning taxes, enter into any material tax closing agreement, settle any material tax claim or assessment, file any amended material tax returns or consent to any extension or waiver of the limitation period applicable to or relating to any material tax claim or assessment;

•
enter into any settlement, conciliation or similar contract the performance of which would involve any payment by the GSH Group Companies or that imposes, or by its terms will impose at any point in the future, any material, non-monetary obligations on any GSH Group Company (or DHHC or any of its affiliates after the Closing);

•
authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction involving any GSH Group Company or otherwise enter into any agreements or arrangements imposing material changes or restrictions on its assets, operations or businesses;

•
change any GSH Group Company’s methods of accounting, other than changes that are made in accordance with Public Company Accounting Oversight Board (“PCAOB”) standards or required by changes in applicable law or GAAP;

•
enter into any contract with any broker, finder, investment banker or other person under which such person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions;

•
make any change of control payment;

•
amend, modify or terminate any material contract; waive any material benefit or right under any material contract; or enter into any contract that would constitute a material contract;

•
fail to pay or satisfy when due any material account payable or other material liability, other than in the ordinary course of business consistent with past practice or any such liability that is being contested in good faith by GSH;

•
fail to keep current and in full force and effect, or to comply in all material respects with the requirements of, any material permit;

•
create or incur any lien (other than permitted liens) that is not incurred in the ordinary course of business consistent with past practice on any of its assets;

•
enter into any new material line of business or operations, or discontinue any material line of business or any material business operations; or

•
enter into any contract or any other binding commitment to take, or cause to be taken, any of the actions described above.

Conduct of DHHC’s Business Prior to the Completion of the Business Combination.
DHHC has agreed that, from the date of the Business Combination Agreement until the earlier of the Closing or termination of the Business Combination Agreement in accordance with its terms, except as expressly contemplated by the Business Combination Agreement or an Ancillary Agreement or as required by applicable law, it will not, and not permit its subsidiaries to:
•
adopt any amendments, supplements, restatements or modifications to the trust agreement relating to the Trust Account or the governing documents of DHHC or any of its subsidiaries;

•
declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any equity securities of DHHC or any of its subsidiaries, or repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any outstanding equity securities of DHHC or any of its subsidiaries, as applicable, or enter into any agreement with respect to the voting of its capital stock;
•
reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock;

•
incur, create or assume, or agree to incur, create, or assume, any indebtedness, in each case, except in the ordinary course of business consistent with past practice or indebtedness owed to the Sponsor or any of its affiliates or certain of DHHC’s officers and directors to finance certain expenses of DHHC, except that (i) DHHC will be permitted to incur indebtedness in order to fund the capital requirements of DHHC, to the extent such indebtedness is to be repaid at Closing, and (ii) other than with respect to the indebtedness described in the foregoing clause (i), DHHC will keep GSH reasonably informed as to discussions and negotiations with each counterparty and provide drafts of all related documentation of GSH and its counsel for review, and will have obtained the prior consent of GSH in writing of the rates, terms, and costs thereof prior to incurring, creating, assuming, or agreeing to incur, create, or assume, such indebtedness;

•
make any loans or advances to, or capital contributions in, any other person, other than to, or in, DHHC or any of its subsidiaries;

•
issue or agree to issue any equity securities of DHHC or any of its subsidiaries or grant or agree to grant any additional options, warrants or stock appreciation rights with respect to the equity securities of DHHC or any of its subsidiaries, except to the extent agreed to in writing by GSH prior to such issuance, grant, or agreement to issue or grant;

•
enter into, renew, modify or revise any transactions with related parties of DHHC (or any contract or agreement that if entered into prior to the execution and delivery of the Business Combination Agreement would be a transaction with a related party of DHHC);

•
engage in any activities or business, other than activities or business (i) in connection with or incident or related to such person’s incorporation or continuing corporate existence, (ii) directed toward the accomplishment of a business combination, including those incident or related to or incurred in connection with the negotiation, preparation or execution of the Business Combination Agreement or any Ancillary Agreements, the performance of its covenants or agreements in the Business Combination Agreement or any Ancillary Agreement or the consummation of the transactions contemplated thereby or (iii) those that are administrative, ministerial or otherwise immaterial in nature;

•
make (inconsistent with past practice), change or revoke any material election concerning taxes, enter into any material tax closing agreement, settle any material tax claim or assessment, or consent to any extension or waiver of the limitation period applicable to or relating to any material tax claim or assessment, other than any such extension or waiver that is obtained in the ordinary course of business;

•
authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction or otherwise enter into any agreements or arrangements imposing material changes or restrictions on its assets, operations or businesses;

•
enter into any contract with any broker, finder, investment banker or other person under which such person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions;

•
change its methods of accounting in any material respect, other than changes that are made in accordance with PCAOB standards or required by changes in applicable law or GAAP;

•
create any new subsidiary; or

•
enter into any contract or any other binding commitment to take, or cause to be taken, any of the above described actions.

Trust Account
At the Closing, and upon notice to the trustee of the Trust Account (the “DHHC Trustee”) and the satisfaction of the requirements for release set forth in the DHHC trust agreement, the DHHC will make all appropriate arrangements to cause the DHHC Trustee to (i) pay all amounts due to Public Stockholders who have exercised their redemption rights with respect to Public Shares, and (ii) thereafter, pay all remaining funds in the Trust Account to DHHC. Thereafter, the Trust Account will be terminated.
Regulatory Approvals
Each of GSH and DHHC have agreed to use their respective reasonable best efforts to take all actions reasonably necessary or advisable to consummate and make effective as promptly as reasonably practicable the Transactions and to obtain, file with or deliver to, as applicable, any notices, authorizations, qualifications, registrations, filings, notifications, waivers, orders, consents, permits or approvals of any governmental entities or any third parties necessary, proper or advisable to consummate the transactions contemplated by the Business Combination Agreement or any Ancillary Agreement.
GSH and DHHC have agreed to promptly inform each other of any communication each has with any governmental entity regarding any of the transactions contemplated by the Business Combination Agreement or any Ancillary Agreement.
In addition, from and after the date of the Business Combination Agreement until the earlier of the Closing or termination of the Business Combination Agreement in accordance with its terms, GSH and DHHC agreed to give each other a reasonable opportunity to review in advance, and consider in good faith the views of the other in connection with, any proposed written communication to any governmental entity relating to the transactions contemplated by the Business Combination Agreement or the Ancillary Agreements. GSH and DHHC have agreed to not participate in any substantive meeting or discussion with any governmental entity in connection with the Transactions unless it consults with the other party in advance and, to the extent not prohibited by such governmental entity, gives the other party the opportunity to attend and participate in such meeting or discussion.
Proxy Solicitation
DHHC has agreed to, as promptly as practicable after the registration statement is declared effective under the Securities Act, (i) establish the record date for, duly call, give notice of, use reasonable best efforts to duly convene and hold, the Special Meeting in accordance with the governing documents of DHHC, (ii) cause this proxy statement/prospectus to be disseminated to DHHC’s stockholders in compliance with applicable law, and (iii) solicit proxies from the holders of DHHC common stock to vote in accordance with the recommendation of the DHHC Board with respect to each of the proposals contained in this proxy statement/prospectus. DHHC has agreed, through the DHHC Board, to recommend to its stockholders that they approve the proposals contained in this proxy statement/prospectus (the “DHHC Board Recommendation”) and to include the DHHC Board Recommendation in this proxy statement/prospectus. The DHHC Board will not (and no committee thereof will) withdraw or modify, in a manner adverse to GSH, the DHHC Board Recommendation (a “DHHC Change in Recommendation”), except that, if the DHHC Board, after consultation with its legal counsel, determines in good faith that failure to withdraw or modify the DHHC Board Recommendation would be inconsistent with the DHHC Board’s fiduciary duties to its stockholders under applicable law, then the DHHC Board may make a DHHC Change in Recommendation so long as DHHC provides GSH with at least 48 hours’ advance written notice of such withdrawal or modification.
To the fullest extent permitted by applicable law, DHHC’s obligations to call and give notice of, use reasonable best efforts to convene and hold, the Special Meeting will not be affected by any DHHC Change in Recommendation. DHHC may only adjourn the Special Meeting (i) to solicit additional proxies for the purpose of obtaining the DHHC stockholder approval, (ii) for the absence of a quorum and (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that DHHC has determined after consultation with outside legal counsel is required under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by DHHC stockholders prior to the Special Meeting; provided, that, without the consent of GSH, the Special Meeting may not be adjourned to a date that is more than 15 business days later than the most recently adjourned meeting or to a date that is beyond the Termination Date.
GSH agreed to, as promptly as reasonably practicable (and in any event within one business day) following the date of the Business Combination Agreement, obtain and deliver to DHHC a true and correct copy of a written consent approving and adopting the Business Combination Agreement, the applicable Ancillary Agreements, the Transactions and the amendment and restatement of GSH’s governing documents in connection with the Pre-Closing Recapitalization that is duly executed by the requisite number of holders of GSH Common Shares in accordance with the South Carolina Business Corporation Act of 1988 and GSH’s governing documents (the “GSH Stockholder Written Consent”). GSH, through its board of directors, shall recommend to the holders of GSH Common Shares the approval and adoption of the Business Combination Agreement, the applicable Ancillary Agreements and the transactions contemplated thereby. On September 10, 2022, in connection with the execution of the Business Combination Agreement, GSH delivered the executed GSH Stockholder Written Consent to DHHC.
GSH Exclusivity
From the date of the Business Combination Agreement to the earlier of the Closing or the termination of the Business Combination Agreement in accordance with its terms, GSH has agreed, and has agreed to cause its subsidiaries, not to (i) solicit, initiate, knowingly encourage (including by means of furnishing or disclosing information), knowingly facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to (x) a transaction or series of related transactions resulting in, or proposal or offer, which if consummated would result in, any third party, directly or indirectly, acquiring GSH or any of its controlled affiliates, or acquiring 51% or more of the assets or businesses of GSH or any of its controlled affiliates, or (y) a transaction or series of related transactions involving, or proposal or offer, which if consummated would involve, any equity or similar investment in GSH or any of its controlled affiliates (any such transaction, a “GSH Acquisition Proposal”), (ii) furnish or disclose any non-public information to any person in connection with, or that would reasonably be expected to lead to, a GSH Acquisition Proposal, (iii) enter into any contract or other arrangement or understanding regarding a GSH Acquisition Proposal; (iv) prepare or take any steps in connection with a public offering of any equity securities of GSH or its subsidiaries or (v) otherwise cooperate in any way, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any person to do or seek to do any of the items set forth above.
DHHC Exclusivity
From the date of the Business Combination Agreement to the earlier of the Closing or the termination of the Business Combination Agreement in accordance with its terms, DHHC has agreed not to (i) solicit, initiate, knowingly encourage (including by means of furnishing or disclosing information), knowingly facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to a transaction or series of related transactions under which DHHC or any of its controlled affiliates acquires any third party, engages in a business combination with any third party or acquires all or a material portion of the assets or businesses of any third party (any such transaction, a “DHHC Acquisition Proposal”), (ii) furnish or disclose any non-public information to any person in connection with, or that would reasonably be expected to lead to, a DHHC Acquisition Proposal, (iii) enter into any contract or other arrangement or understanding regarding a DHHC Acquisition Proposal, (iv) prepare or take any steps in connection with an offering of any securities of DHHC or its subsidiaries or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any person to do or seek to do any of the items set forth above.
Indemnification and Directors’ and Officers’ Insurance
DHHC and GSH have agreed that all rights to indemnification, advancement or exculpation now existing in favor of the directors and officers of DHHC and GSH, as provided in their respective organizational documents or otherwise in effect as of immediately prior to the Effective Time, will survive for a period of six years following the Effective Time. Without limiting the foregoing, DHHC has agreed to, and following the Closing, agreed to cause GSH and its subsidiaries to, not permit the indemnification, advancement and liability limitation or exculpation provisions of their respective organizational documents, during such six-year period, to be amended, repealed or otherwise modified after the Effective Time in any manner that would materially and adversely affect the rights thereunder of individuals who, as of immediately prior to the Effective Time, were directors or officers of DHHC or GSH entitled to be so indemnified, have their liability limited or be exculpated with respect to any matters occurring on or prior to the Effective Time and relating to the fact that such person was a director or officer of any DHHC or GSH immediately prior to the Effective Time.
For a period of six years after the Effective Time, DHHC has also agreed to maintain, without any lapses in coverage, directors’ and officers’ liability for the benefit of those who are currently covered by any comparable insurance policies of DHHC as of the date of the Business Combination Agreement with respect to matters occurring on or prior to the Effective Time on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the insured than) the coverage provided under DHHC’s directors’ and officers’ liability insurance policies as of the date of the Business Combination Agreement, which obligation may be discharged by purchasing a “tail” policy for directors’ and officers’ liability insurance coverage.
Other Covenants and Agreements
The Business Combination Agreement contains other covenants and agreements, including covenants related to:
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GSH and DHHC providing, subject to certain specified restrictions and conditions, to the other party and its representatives during normal business hours reasonable access to GSH’s and DHHC’s (as applicable) and their respective subsidiaries’ directors, officers, employees, agents, contracts, books and records, as well as properties, offices and other facilities, in a manner so as not to interfere with their normal business operations;

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GSH waiving claims to the Trust Account in the event that the Business Combination is not consummated;

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GSH and DHHC cooperating on the preparation and efforts to make effective this proxy statement/prospectus;

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GSH delivering to DHHC certain audited and unaudited financial statements specified in the Business Combination Agreement;

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GSH and DHHC notifying the other party of, and keeping each other reasonably informed regarding, any stockholder demands or litigation related to the Business Combination Agreement, the Ancillary Agreements or any matters relating thereto commenced against DHHC or its representations, in the case of DHHC or against GSH or its representatives, in the case of GSH, prior to the earlier of the Closing or termination of the Business Combination Agreement;

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DHHC keeping current and timely filing all reports required to be filed or furnished with the SEC and otherwise complying in all material respects with its reporting obligations under applicable laws;

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DHHC approving and adopting the 2023 Plan to be effective in connection with the Closing;

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DHHC taking actions such that certain individuals will be directors of the Post-Combination Company and DHHC and GSH agreeing upon the composition of certain of the committees of the board of directors of the Post-Combination Company;

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GSH and DHHC each using efforts to obtain the approval of its stockholders of the applicable Transactions;

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GSH using best efforts to obtain certain waivers and consents to the Transactions from applicable agents, trustees and/or lenders for all the material indebtedness of GSH Group Companies (the “Lender Consents”), and in the event a portion of the existing debt financing of GSH Group Companies becomes unavailable, GSH using its best efforts to obtain alternative debt financing for any such portion from alternative financing sources (the “Alternative Financing”) in an amount sufficient to replace the unavailable portion of the existing debt financing;

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GSH using commercially reasonable efforts to obtain any other waivers and consents required to be obtained in connection with the Transactions;

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the intended treatment of the Business Combination for United States federal income tax purposes as a “reorganization” within the meaning of Section 368 of the Code;

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GSH using best efforts to cause the termination of any commitments of GSH or its subsidiaries under, and the release of any guarantees or liens provided by GSH or any of its subsidiaries in connection with, any indebtedness of any person who is not a GSH Group Company;

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GSH ensuring that the Pennington Communities, LLC and its affiliates are not required to be consolidated under Financial Accounting Standards Board Codification Topic 810, Consolidation into the consolidated financial statements of GSH Group Companies for periods following the Closing (the “Pennington De-Consolidation”), and executing all documentation and agreements to be executed in connection with the Pennington De-Consolidation; and

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confidentiality and publicity relating to the Business Combination Agreement and the Transactions.

Representations and Warranties
The Business Combination Agreement contains customary representations and warranties being made by GSH to DHHC relating to a number of matters. These representations and warranties are subject to materiality, knowledge and other similar qualifications in many respects.
GSH Representations and Warranties
GSH’s representations and warranties cover a range of topics, including the following: (i) corporate organization, qualification to do business, good standing and corporate power; (ii) the capital structure of GSH, including shares authorized and outstanding as of the date of the Business Combination Agreement and the absence of arrangements that obligate GSH to issue or sell shares in the future, and information relating to GSH’s subsidiaries; (iii) requisite corporate authority to enter into the Business Combination Agreement and the Ancillary Agreements and to consummate the Transactions; (iv) determination of GSH’s board of directors that the Business Combination is in the best interests of GSH and its stockholders, and resolution by GSH’s board of directors to recommend adoption of the Business Combination Agreement to its stockholders; (v) financial statements and internal controls; (vi) absence of undisclosed liabilities; (vii) absence of conflicts with organizational documents, applicable laws or certain agreements as a result of entering into the Business Combination Agreement or consummating the Business Combination; (viii) GSH’s permits; (ix) GSH’s material contracts; (x) absence of a GSH Material Adverse Effect since December 31, 2021 and absence of certain other changes; (xi) legal proceedings and absence of material governmental orders; (xii) compliance with applicable laws; (xiii) employee compensation matters; (xiv) environmental matters; (xv) intellectual property and data privacy; (xvi) labor matters; (xvii) insurance; (xviii) tax matters; (xix) broker’s and finder’s fees related to the Business Combination; (xx) real property and personal property matters; (xxi) transactions with affiliates of GSH; (xxii) homeowners associations matters; (xxiii) construction matters; (xxiv) compliance with international trade and anti-corruption laws; (xxv) the accuracy of GSH’s information provided in this proxy statement/prospectus; and (xxvi) servicing matters relating to GSH’s joint-venture company, Homeowners Mortgage, LLC.
Certain of these representations and warranties are qualified as to “materiality” or “GSH Material Adverse Effect.” For purposes of the Business Combination Agreement, a “GSH Material Adverse Effect” means any change, event or occurrence that, individually or in the aggregate with any other change, event or occurrence, has had or would reasonably be expected to (a) have a material adverse effect on the business, operations, results of operations or financial condition of the GSH Group Companies, taken as a whole, or (b) prevent, materially delay or materially impede the ability of GSH to consummate the Business Combination; provided, however, that, in the case of clause (a), none of the following shall be taken into account in determining whether a GSH Material Adverse Effect has occurred or is reasonably likely to occur: any adverse change, event or occurrence arising after the date of the Business Combination Agreement resulting from or related to (i) general business or economic conditions in or affecting the United States, or the global economy generally, (ii) any national or international political or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries, (iv) changes in any applicable laws, (v) any change, event, effect or occurrence that is generally applicable to the industries or markets in which any GSH Group Company operates, (vi) the execution or public announcement of the Business Combination Agreement or the pendency or consummation of the Transactions, including the impact thereof on the relationships, contractual or otherwise, of any GSH Group Company with employees, customers, investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors or other third parties related thereto (provided that the exception in clause (vi) will not apply to GSH’s representations and warranties relating to absence of conflicts of with organizational documents, applicable laws or certain agreements as a result of entering into the Business Combination Agreement or consummating the Business Combination or the condition to DHHC’s obligation to consummate the Business Combination to the extent it relates to such representations and warranties), (vii) any failure by any GSH Group Company to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from the definition of “GSH Material Adverse Effect” pursuant to clauses (i) through (vi) or (viii)), or (viii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics, pandemics (including COVID-19) or quarantines, acts of God or other natural disasters, calamities or comparable events in the United States or any other country or region in the world, or any escalation of the foregoing; provided, however, that any effect resulting from a matter described in any of the foregoing clauses (i) through (v) or (viii) may be taken into account in determining whether a GSH Material Adverse Effect has occurred or is reasonably likely to occur to the extent such effect is disproportionate to the GSH Group Companies, taken as a whole, relative to other participants operating in the homebuilding business in South Carolina or Georgia.
DHHC and Merger Sub Representations and Warranties
The Business Combination Agreement also contains representations and warranties made by DHHC and Merger Sub to GSH relating to a number of matters, including the following: (i) corporate organization and good standing; (ii) requisite corporate authority to enter into the Business Combination Agreement and the Ancillary Agreements and to consummate the transactions contemplated thereby; (iii) absence of conflicts with governing documents, applicable laws or certain agreements as a result of entering into the Business Combination Agreement or consummating the Business Combination; (iv) broker’s and finder’s fees payable by DHHC in connection with the Business Combination; (v) the accuracy of DHHC’s information provided in this proxy statement/prospectus; (vi) the capital structure of DHHC and Merger Sub, including shares authorized and outstanding as of the date of the Business Combination Agreement and the absence of arrangements that obligate DHHC to issue or sell shares in the future; (vii) DHHC’s SEC filings; (vi) the Trust Account; (vii) transactions with affiliates of DHHC; (viii) litigation and proceedings; (ix) compliance with laws; (x) DHHC’s business activities and compliance with certain securities laws and SEC regulations; (xi) financial statements and internal controls; (xii) absence of undisclosed liabilities; (xiii) tax matters; (xiv) employee compensation and benefits matters; (xv) real property matters; and (xvi) compliance with international trade and anti-corruption laws.
Certain of these representations and warranties are qualified as to “materiality” or “DHHC Material Adverse Effect.” For purposes of the Business Combination Agreement, a “DHHC Material Adverse Effect” means any change, event or occurrence that, individually or in the aggregate with any other change, event or occurrence, has had or would reasonably be expected to (a) have a material adverse effect on the business, operations, results of operations or financial condition of the DHHC and its subsidiaries (the “DHHC Parties”), taken as a whole, or (b) prevent, materially delay or materially impede the ability of any DHHC Party to consummate the Business Combination; provided, however, that, in the case of clause (a), none of the following will be taken into account in determining whether a DHHC Material Adverse Effect has occurred or is reasonably likely to occur: any adverse change, event or occurrence arising after the date of the Business Combination Agreement resulting from or relating to (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) any national or international political or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, or changes therein, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries, (iv) changes in any applicable laws (including the Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies, issued by the SEC on April 12, 2021, and related guidance by the SEC), (v) any change, event, effect or occurrence that is generally applicable to the industries or markets in which any DHHC Party operates, (vi) the execution or public announcement of the Business Combination Agreement or the pendency or consummation of the Transactions, including the impact thereof on the relationships, contractual or otherwise, of any DHHC Party with investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors or other third parties related thereto (provided that the exception in clause (vi) will not apply to GSH’s representations and warranties on GSH board’s approval, and recommendation for approval and adoption, of the Business Combination Agreement to the extent that its purpose is to address the consequences resulting from the public announcement or pendency or consummation of the Transactions or the Minimum Cash Condition (as defined below) the extent it relates to such representations and warranties), (vii) any failure by any DHHC Party to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from the definition of “DHHC Material Adverse Effect” pursuant to clauses (i) through (vi) or (viii) through (xi)), (viii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics, pandemics (including COVID-19) or quarantines, acts of God or other natural disasters, calamities or comparable events in the United States or any other country or region in the world, or any escalation of the foregoing, (ix) any change, in and of itself, in the market price or trading volume of DHHC’s securities (although the underlying facts and circumstances resulting in such change may be taken into account to the extent not otherwise excluded from the definition of “DHHC Material Adverse Effect” pursuant to clauses (i) through (vii) or (viii)), or (x) the consummation of the redemption by Public Stockholders of Public Shares in connection with the Business Combination; provided, however, that any effect resulting from a matter described in any of the foregoing clauses (i) through (v) or (viii) may be taken into account in determining whether a DHHC Material Adverse Effect has occurred or is reasonably likely to occur to the extent such effect is disproportionate to the DHHC Parties, taken as a whole, relative to other special purpose acquisition companies.
Survival of Representations and Warranties
The representations and warranties in the Business Combination Agreement do not survive the Effective Time and, as described below under “— Termination”, if the Business Combination Agreement is validly terminated, there will be no liability under the representations and warranties of the parties, or otherwise under the Business Combination Agreement, unless a party willfully breached the Business Combination Agreement.
This summary and the copy of the Business Combination Agreement attached to this proxy statement/prospectus as Annex A are included solely to provide investors with information regarding the terms of the Business Combination Agreement. They are not intended to provide factual information about the parties or any of their respective subsidiaries or affiliates. The Business Combination Agreement contains representations and warranties by DHHC and GSH, which were made only for purposes of that agreement and as of specific dates. The representations, warranties and covenants in the Business Combination Agreement were made solely for the benefit of the parties to the Business Combination Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those generally applicable to investors. Investors are not third-party beneficiaries under the Business Combination Agreement, and in reviewing the representations, warranties and covenants contained in the Business Combination Agreement or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties and covenants or any descriptions thereof were not intended by the parties to the Business Combination Agreement to be characterizations of the actual state of facts or condition of DHHC, GSH or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in public disclosures.
Conditions to the Business Combination
Conditions to Each Party’s Obligations.
The respective obligations of each of DHHC, GSH and Merger Sub to consummate the Business Combination are subject to the satisfaction or, if permitted by applicable law, the waiver of the following conditions:
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no governmental order or law issued by any court or other governmental entity restraining, prohibiting or making illegal the consummation of the Transactions will be pending or in effect;

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the registration statement of which this proxy statement/prospectus forms a part will have become effective under the Securities Act, no stop order suspending the effectiveness of the registration statement will have been issued by the SEC and remain in effect and no proceedings seeking such a stop order will have been threatened or initiated by the SEC and remain pending;

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after giving effect to the Transactions, DHHC will have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the Effective Time;

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the requisite approval by DHHC stockholders of the Required Proposals will have been obtained; and

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the requisite approval of GSH stockholders of the Business Combination will have been obtained.

Conditions to Obligations of DHHC and Merger Sub.
The obligation of DHHC and Merger Sub to consummate the Business Combination is also subject to the satisfaction or, if permitted by applicable law, the waiver by DHHC of the following conditions:
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each of the representations and warranties of GSH related to organization, good standing and qualification, corporate authority, approval and fairness, absence of certain changes since December 31, 2021, certain tax matters and brokers and finders must be true and correct in all material respects as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty must be true and correct in all material respects as of such earlier date);

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the representations and warranties of GSH related to GSH’s capital structure must be true and correct in all respects, except for de minimis inaccuracies, as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty must be true and correct in all respects (except for de minimis inaccuracies) as of such earlier date);

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all other representations and warranties of GSH must be true and correct (without giving effect to any limitation as to “materiality” or “GSH Material Adverse Effect” or any similar limitation set forth therein) in all respects as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty must be true and correct in all respects as of such earlier date), where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, reasonably be expected to have a GSH Material Adverse Effect;

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GSH will have performed or complied in all material respects with the covenants and agreements required to be performed or complied with by it under the Business Combination Agreement at or prior to the Closing;

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GSH will have obtained Lender Consents or obtained Alternative Financings;

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GSH will have obtained written consents that are required under certain contracts;

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the Pennington De-Consolidation will have been completed and certain related agreements will have been executed;

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the Pre-Closing Recapitalization will have been completed;

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since the date of the Business Combination Agreement, no GSH Material Adverse Effect has occurred; and

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GSH must have delivered a certificate duly executed by an authorized officer of GSH, dated as of the Closing Date, to the effect that the first five conditions in this list are satisfied, in a form and substance reasonably satisfactory to DHHC, and copies of the A&R Registration Rights Agreement duly executed by GSH’s stockholders.

Conditions to Obligations of GSH.
The obligation of GSH to consummate the Business Combination is also subject to the satisfaction or, if permitted by applicable law, the waiver by GSH of the following conditions:
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DHHC must have cash at the Closing (including cash contained in the Trust Account, plus all other cash and cash equivalents of DHHC, including the proceeds of any securities or indebtedness funded in connection with the Closing, less the aggregate amount of cash that will be required to satisfy the redemption of any Public Shares) (such cash, the “Closing DHHC Cash”) of no less than $125,000,000, and, any such Closing DHHC Cash, if from sources other than the non-redemption of funds held in the Trust Account or the proceeds from the issuance of DHHC Common Shares, shall have been obtained on terms and at rates and/or costs reasonably acceptable to GSH (the “Minimum Cash Condition”);

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each of the representations and warranties of DHHC and Merger Sub related to organization, good standing and qualification, corporate authority and approval, certain brokers and finders matters and capitalization of the DHHC Parties must be true and correct in all material respects as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty must be true and correct in all material respects as of such earlier date);

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the representations and warranties of DHHC and Merger Sub related to DHHC’s capital structure must be true and correct, except for de minimis inaccuracies, as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty must be true and correct in all respects (except for de minimis inaccuracies) as of such earlier date);

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all other representations and warranties of DHHC and Merger Sub must be true and correct (without giving effect to any limitation as to “materiality” or “DHHC Material Adverse Effect” or any similar limitation set forth therein) in all respects as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty must be true and correct in all respects as of such earlier date), where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, reasonably be expected to have a DHHC Material Adverse Effect;

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GSH will have obtained the Lender Consents or obtained Alternative Financing;

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DHHC and Merger Sub will have performed or complied in all material respects with the covenants and agreements required to be performed or complied with by it under the Business Combination Agreement at or prior to the Closing;

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the DHHC Class A Common Shares to be issued in connection with the Business Combination must have been approved for listing on the Nasdaq;

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the Proposed Charter and the Proposed Bylaws will have been duly adopted by DHHC’s stockholders;

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the 2023 Plan shall have been approved by the DHHC Board and the DHHC stockholders;

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since the date of the Business Combination Agreement, no DHHC Material Adverse Effect has occurred;

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the Post-Combination Company Board will consist of 10 directors and be comprised of certain individuals determined in accordance with the Business Combination Agreement; and

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DHHC must have delivered a certificate duly executed by an authorized officer of DHHC, dated as of the Closing Date, to the effect that the second, third, fourth and fifth conditions in this list are satisfied, in a form and substance reasonably satisfactory to GSH, and copies of the A&R Registration Rights Agreement duly executed by DHHC and the Sponsor.

Termination
The Business Combination Agreement may be terminated at any time prior to the Closing, whether before or after the adoption of the Business Combination Agreement by GSH’s stockholders or approval of the Required Proposals by DHHC’s stockholders.
Mutual Termination Rights
The Business Combination Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing:
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by mutual written consent of DHHC and GSH;

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by either GSH or DHHC, if the Business Combination is not consummated on or prior to the Termination Date; provided that the right to terminate the Business Combination Agreement as described in this bullet point will not be available to GSH if GSH’s breach of any of its covenants or obligations under the Business Combination Agreement has proximately caused the failure of a condition to the consummation of the Business Combination to be satisfied;

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by either GSH or DHHC, if any governmental entity has issued an order or taken any other action permanently enjoining, restraining or otherwise prohibiting the consummation of the Transactions and such order or other action has become final and nonappealable; provided, that the right to terminate the Business Combination Agreement as described in this bullet point will not be available to any party that has materially breached its obligations under the Business Combination Agreement in any manner that proximately contributed to such order becoming final and non-appealable; or

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by either GSH or DHHC, if a Special Meeting has been held (including any adjournment or postponement thereof) and has concluded, and DHHC’s stockholders have duly voted on the Required Proposals and did not approve all of the Required Proposals.

GSH Termination Rights
The Business Combination Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing by GSH if:
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any of the representations or warranties of DHHC and Merger Sub are not true and correct or if DHHC or Merger Sub has failed to perform any covenant or agreement set forth in the Business Combination Agreement such that the conditions described in the second, third, fourth and fifth bullet points under the heading “— Conditions to the Business Combination — Conditions to the Obligations of GSH” could not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, cannot be cured or, if curable, is not cured within the earlier of (i) 30 days after written notice thereof is delivered to DHHC by GSH and (ii) the Termination Date; provided, however, that the right to terminate the Business Combination Agreement described in this paragraph will not be available to GSH if it is then in breach of the Business Combination Agreement so as to prevent any of the conditions described in the first four bullet points under the heading “— Conditions to the Business Combination — Conditions to the Obligations of DHHC and Merger Sub” from being satisfied.

DHHC Termination Rights
The Business Combination Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing by DHHC if:
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any of the representations or warranties of GSH are not true and correct or if GSH has failed to perform any covenant or agreement set forth in the Business Combination Agreement such that the conditions described in the first four bullet points under the heading “— Conditions to the Business Combination — Conditions to the Obligations of DHHC and Merger Sub” could not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, cannot be cured or, if curable, is not cured within the earlier of (i) 30 days after written notice thereof is delivered to GSH by DHHC and (ii) the Termination Date; provided, however, that the right to terminate the Business Combination Agreement described in this paragraph will not be available to DHHC if it is then in breach of the Business Combination Agreement so as to prevent any of the conditions described the second, third, fourth and fifth bullet points under the heading “— Conditions to the Business Combination —  Conditions to the Obligations of GSH” from being satisfied; or
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GSH does not deliver the GSH Stockholder Written Consent within three business days of the date of the Business Combination Agreement. GSH delivered the executed GSH Stockholder Written Consent to DHHC on September 10, 2022.

Effect of Termination
In the event of termination of the Business Combination Agreement pursuant to the termination provisions described above, the Business Combination Agreement will become void with no liability on the part of any party (and its representatives and affiliates), except that no such termination will (a) relieve any party of liability to the other party for any willful breach of any covenant or agreement set forth in the Business Combination Agreement prior to its termination or for fraud or (b) affect a person’s liability under any confidentiality agreement or the Sponsor Agreement, to which such person is a party, to the extent arising from a claim against such person by another person party to such agreement on the terms and subject to the conditions set forth in such agreement.
Certain provisions, including those relating to waiver of claims by GSH against the Trust Account, will survive the termination of the Business Combination Agreement. None of the parties to the Business Combination Agreement is required to pay a termination fee or reimburse any other party for its expenses as a result of a termination of the Business Combination Agreement.
Amendments and Waivers
The Business Combination Agreement may be amended or modified only by written agreement executed and delivered by (a) DHHC and GSH prior to the Closing or (b) DHHC and the Sponsor after the Closing.
DHHC’s obligations under the Business Combination Agreement may be waived by (a) GSH prior to the Closing or (b) the Sponsor and GSH after the Closing. GSH’s obligations under the Business Combination Agreement may be waived by DHHC.
Specific Performance
The parties to the Business Combination Agreement agree that they are entitled to seek an injunction, specific performance and other equitable relief to prevent breaches of the Business Combination Agreement and to enforce specifically the terms of the Business Combination Agreement, without posting a bond or undertaking and without proof of damages.
Stock Market Listing
DHHC is required to cause the DHHC Class A Common Shares to be issued in connection with the Business Combination to be listed on the Nasdaq prior to the Effective Time.
Fees and Expenses
Except as otherwise provided in the Business Combination Agreement, all fees and expenses incurred in connection with the Business Combination Agreement, the Ancillary Agreements and the transactions contemplated thereby, including all fees and disbursements of counsel, financial advisors and accountants of GSH and DHHC, will be paid by the party incurring such fees and expenses. If the Business Combination

Agreement is terminated in accordance with its terms, GSH will pay, or cause to be paid, any unpaid expenses of GSH and DHHC will pay, or cause to be paid, any unpaid expenses of DHHC. If the Business Combination is consummated, DHHC will pay, or cause to be paid, any unpaid expenses of GSH and DHHC.

OTHER AGREEMENTS
Sponsor Agreement
In connection with the execution of the Business Combination Agreement, the Sponsor entered into a sponsor support agreement (the “Sponsor Agreement”) with DHHC and GSH, pursuant to which the Sponsor agreed to, among other things, (i) vote at any meeting of the stockholders of DHHC all of its DHHC Common Shares held of record or thereafter acquired in favor of the transactions contemplated by the Business Combination Agreement and the Ancillary Agreements, and the adoption of the Business Combination Agreement; (ii) be bound by certain other covenants and agreements related to the Business Combination; and (iii) be bound by certain transfer restrictions with respect to DHHC Common Shares during the period between the date of the Sponsor Agreement and the Closing, subject to certain exceptions set forth in the Sponsor Agreement. The Sponsor Agreement also provides that the Sponsor has agreed to waive its redemption rights in connection with the consummation of the Business Combination with respect to any DHHC Common Shares held by it. The Sponsor has also agreed to forfeit (i) 1,766,612 Founder Shares and (ii) 50% of the Private Placement Warrants held by it upon the Closing. Additionally, upon the Closing, approximately up to 321,000 Sponsor Earnout Shares and 820,000 Founder Shares may be allocated to third parties (including the Anchor Investors for the same price originally paid for such shares pursuant to the subscription agreements entered into at the closing of the Initial Public Offering).
The Sponsor has agreed, subject to certain exceptions, not to transfer 2,120,627 Founder Shares held by it, until such Founder Shares become released under the Sponsor Agreement. Pursuant to the Sponsor Agreement, (i) 37.5% of such Founder Shares will be released upon the occurrence of Triggering Event I, (ii) 37.5% of such Founder Shares will be released upon the occurrence of Triggering Event II, and (iii) 25% of such Founder Shares will be released upon the occurrence of Triggering Event III, in each case, during the Sponsor Earn Out Period. Any such Founder Shares not released prior to the fifth anniversary of the Closing will be deemed to be forfeited.
“Triggering Event I” will be considered achieved when the volume weighted average price of UHG Class A Common Shares on Nasdaq is greater than or equal to $12.50 for any 20 trading days within a 30-trading day period. “Triggering Event II” will be considered achieved when the volume weighted average price of UHG Class A Common Shares on Nasdaq is greater than or equal to $15.00 for any 20 trading days within a 30-trading day period. “Triggering Event III” will be considered achieved when the volume weighted average price of UHG Class A Common Shares on Nasdaq is greater than or equal to $17.50 for any 20 trading days within a 30-trading day period.
In the event that, during the Sponsor Earn Out Period, the Post-Combination Company completes a transaction involving (i) the acquisition of all or a material portion of the assets, business or equity securities of the Post-Combination Company or (ii) an equity or similar investment in the Post-Combination Company, in each case, resulting in the Post-Combination Company’s stockholders immediately prior to such transaction holding, in the aggregate, less than 50% of the voting shares of the Post-Combination Company (or successor or parent company thereof), any then-unvested Founder Shares will become vested.
The Sponsor Agreement (other than the provisions of the Sponsor Agreement relating to the vesting of Founder Shares described above) will terminate upon the earlier of (i) the consummation of the Business Combination and (ii) the termination of the Business Combination Agreement. The provisions of the Sponsor Agreement relating to the Sponsor Earn Out will terminate upon the earlier of (x) the vesting of all Founder Shares and (y) the fifth anniversary of the Closing.
Amended and Restated Registration Rights Agreement
The Business Combination Agreement contemplates that, at the Closing, United Homes Group, Inc., the Sponsor, certain securityholders of DHHC and certain former stockholders of GSH will enter into an Amended and Restated Registration Rights Agreement (the “A&R Registration Rights Agreement”), pursuant to which, among other things, the Sponsor, the other DHHC securityholders party thereto and the GSH stockholders party thereto (i) will agree not to effect any sale or distribution of any of their equity securities of DHHC during the Lock-up Period (as defined below) other than pursuant to certain exceptions described therein and (ii) will be granted certain registration rights with respect to their UHG Class A Common Shares.
Pursuant to the A&R Registration Rights Agreement, upon and after consummation of the Business Combination, the Post-Combination Company will file a shelf registration statement registering the resale of UHG Class A Common Shares (including those held as of the effective time or issuable upon future exercise of the Private Placement Warrants) and the Private Placement Warrants (the “Registrable Securities”) under the A&R Registration Rights Agreement within 45 days of the Closing. Up to two times in any 12-month period, certain legacy DHHC securityholders and legacy GSH stockholders may request to sell all or any portion of their Registrable Securities in an underwritten offering that is registered pursuant to the shelf registration statement, so long as the total offering price is reasonably expected to exceed $10 million. DHHC also agreed to provide customary “demand” and “piggyback” registration rights. The A&R Registration Rights Agreement also provides that the Post-Combination Company will pay certain expenses relating to such registrations and indemnify the securityholders party thereto against certain liabilities.
Subject to certain customary exceptions, the “Lock-up Period” will be (i) with respect to Private Placement Warrants that are held by the initial purchasers or their permitted transferees, and any UHG Common Shares issued or issuable upon the exercise or conversion of the Private Placement Warrants and that are held by the initial purchasers of the Private Placement Warrants or their permitted transferees, the period ending 30 days after the Closing (“Private Placement Lock-up Period”), (ii) with respect to the Founder Shares held by Initial Stockholders other than the Anchor Investors immediately following the Closing, (A) first, for 50% of the shares, the period ending one year following the Closing, and (B) second, for the remaining 50% of the shares, the period ending two years following the Closing (“Founder Shares Lock-up Period”), (iii) with respect to the Anchor Investor Shares, the period ending on the earlier of (A) the date on which the last reported sale price of UHG Class A Common Share equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing, (B) the date on which the Post-Combination Company completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of its stockholders having the right to exchange their UHG Common Shares for cash, securities or other property or (C) one year after the Closing, (“Anchor Investor Lock-up Period”), and (iv) with respect to shares held by Michael Nieri and Nieri Trusts immediately following the Closing (A) first, for 50% of the shares, the period ending one year following the Closing, and (B) second, for the remaining 50% of the shares, the period ending two years following the Closing (“Nieri Shares Lock-up Period”).
Financing Commitment Letter
In connection with the execution of the Business Combination Agreement, DHHC entered into a financing commitment letter (the “Financing Commitment Letter”) with the Sponsor, David T. Hamamoto, our Co-Chief Executive Officer and Chairman and an affiliate of our Sponsor, and Antara Capital, an affiliate of our Sponsor, pursuant to which David T. Hamamoto and Antara Capital (collectively, the “Investors”) will commit to, or cause their respective affiliates to, purchase and not redeem at least in the aggregate 2.5 million DHHC Class A Common Shares. Specifically, David T. Hamamoto and Antara Capital have agreed, among other things, severally, and not jointly, subject to certain terms and conditions, (i) to purchase (in open market transactions or otherwise), or to cause one or more of its controlled affiliates to purchase, and beneficially own no less than 1,250,000 DHHC Class A Common Shares, no later than the date that is five (5) business days prior to the Special Meeting and (ii) following such purchases, not to sell, contract to sell, redeem or otherwise transfer or dispose of, directly or indirectly, the acquired shares or the economic ownership of the acquired shares at any time prior to the consummation of the Transactions. The acquired shares will not be subject to any restrictions on transfer or disposition.
In the event an Investor fails to make the committed purchase, the defaulting investor will automatically forfeit 1,250,000 DHHC Class B Common Shares it is entitled to receive in connection with the Closing for the benefit of the non-defaulting Investor or its designated controlled affiliates.

Proposed Charter
Pursuant to the terms of the Business Combination Agreement, in connection with the consummation of the Business Combination and pursuant to the Charter Approval Proposal, DHHC will amend the Current Charter to (a) increase the number of authorized shares of DHHC’s capital stock, par value $0.0001 per share, from 320,000,000 shares, consisting of (i) 300,000,000 DHHC Class A Common Shares and 10,000,000 shares of DHHC Class B Common Shares, and (ii) 10,000,000 shares of preferred stock, to 450,000,000 shares, consisting of (i) 350,000,000 UHG Class A Common Shares, (ii) 60,000,000 UHG Class B Common Shares, and (iii) 40,000,000 shares of preferred stock, (b) eliminate certain provisions in our Current Charter relating to the initial business combination and other matters relating to DHHC’s status as a blank-check company that will no longer be applicable to DHHC following the Closing, and (c) approve and adopt any other changes contained in the Proposed Charter. A copy of the Proposed Charter is attached hereto as Annex B. In addition, DHHC will amend the Current Charter to change its name to “United Homes Group, Inc.”
For more information, see the section entitled “Proposal No. 2 — The Charter Approval Proposal.”
Amended and Restated Bylaws
Pursuant to the terms of the Business Combination Agreement, in connection with the consummation of the Business Combination, DHHC will amend and restate its bylaws to be in the form of the Proposed Bylaws. A copy of the Proposed Bylaws is attached hereto as Annex C.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
The following discussion is a summary of material U.S. federal income tax consequences for holders of Public Shares that participate in the Business Combination or elect to have their Public Shares redeemed for cash. This discussion applies only to Public Shares that are held as capital assets for U.S. federal income tax purposes. This discussion is a summary only and does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances, including but not limited to the alternative minimum tax, the Medicare tax on certain investment income and the different consequences that may apply if you are subject to special rules that apply to certain types of investors, including but not limited to:
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financial institutions or financial services entities;

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broker-dealers;

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governments or agencies or instrumentalities thereof;

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regulated investment companies;

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real estate investment trusts;

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expatriates or former long-term residents of the United States;

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persons that actually or constructively own five percent or more of our voting shares;

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insurance companies;

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dealers or traders subject to a mark-to-market method of accounting with respect to the Public Shares;

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accrual-method taxpayers who are required under Section 451(b) of the Internal Revenue Code of 1986, as amended (the “Code”), to recognize income for U.S. federal income tax purposes no later than when such income is taken into account in applicable financial statements;

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persons holding Public Shares as part of a “straddle,” hedge, integrated transaction or similar transaction;

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persons that directly, indirectly or constructively own shares of GSH;

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U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

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partnerships or other pass-through entities for U.S. federal income tax purposes and any beneficial owners of such entities; and

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tax-exempt entities.

This discussion is based on the Code, and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date hereof, which are subject to change, possibly on a retroactive basis, and changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This discussion does not address any aspect of state, local or non-U.S. taxation, or any U.S. federal taxes other than income taxes (such as gift and estate taxes).
You are urged to consult your tax advisor with respect to the application of U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.
For purposes of this discussion, a “U.S. holder” is a beneficial owner of Public Shares who or that is, for U.S. federal income tax purposes:
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an individual who is a citizen or resident of the United States;

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a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof or the District of Columbia;

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an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

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a trust, if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons (as defined in the Code) have authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under Treasury Regulations to be treated as a United States person.

A “Non-U.S. holder” means a beneficial owner of Public Shares (other than an entity or arrangement classified as a partnership for U.S. federal income tax purposes) that is not a U.S holder.
If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Public Shares, the tax treatment of a partner (or person treated as a partner) in such partnership generally will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding Public Shares and the partners (and persons treated as partners) in a partnership holding Public Shares should consult their tax advisors regarding the tax consequences to them of a redemption of Public Shares and the Business Combination, as applicable.
Material Tax Consequences of the Business Combination
This section applies to you if you are a U.S. holder or non-U.S. holder of Public Shares. The Business Combination will not be a taxable event to holders of Public Shares for U.S. federal income tax purposes and holders will not recognize taxable gain or loss. This is the case regardless of whether or not the Business Combination qualifies as a tax-free “reorganization” within the meaning of Section 368(a) of the Code.
Material Tax Consequences of a Redemption of Public Shares
ALL HOLDERS OF PUBLIC SHARES ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF A REDEMPTION OF PUBLIC SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS.
U.S. Holders
The section below applies to you if you are a U.S holder of Public shares that exercises the redemption rights described above under “Information about DHHC — Redemption Rights for Holders of Public Shares” with respect to your Public Shares.
Treatment of Redemption
The treatment of a redemption of your Public Shares for U.S. federal income tax purposes will depend on whether the redemption of your shares qualifies as a sale of the Public Shares under Section 302 of the Code. If the redemption qualifies as a sale of the Public Shares, you will recognize gain or loss as described below under “— Gain or Loss on Redemptions Treated as a Sale of Public Shares.” If the redemption does not qualify as a sale of Public Shares, you will be treated as receiving a corporate distribution subject to tax as described below under “— Taxation of Redemptions Treated as Distributions.” Whether a redemption qualifies for sale treatment will depend largely on the total number of Public Shares treated as held by you (including shares constructively held by you, including as a result of owning Public Warrants) relative to all of the Public Shares outstanding both before and after the redemption. The redemption of Public Shares generally will be treated as a sale of the Public Shares (rather than as a corporate distribution) if the redemption (i) results in a “complete termination” of your interest in DHHC, (ii) is “not essentially equivalent to a dividend” with respect to you or (iii) is a “substantially disproportionate redemption” with respect to you. These tests are explained more fully below.
In determining whether any of the foregoing tests are satisfied, you must take into account not only Public Shares actually owned by you, but also any Public Shares that are constructively owned by you. You may constructively own, in addition to shares owned directly, shares owned by certain related individuals and entities in which you have an interest or that have an interest in you, as well as any shares you have a right to acquire by exercise of an option (such as Public Warrants). The application of these rules generally takes into account transactions that occur contemporaneously with the redemption, including any issuances of UHG Common Shares made in connection with the Business Combination. There will be a complete termination of your interest if either (i) all of the Public Shares actually and constructively owned by you are redeemed or (ii) all of the Public Shares actually owned by you are redeemed and you are eligible to waive, and do waive, the attribution of shares owned by certain family members and you do not constructively own any other shares. The redemption of Public Shares will not be essentially equivalent to a dividend if your redemption results in a “meaningful reduction” of your proportionate interest in DHHC. Whether the redemption will result in a meaningful reduction in your proportionate interest in DHHC will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over its corporate affairs may constitute such a “meaningful reduction.” In order to meet the “substantially disproportionate” test, the percentage of outstanding DHHC voting stock actually and constructively owned by you immediately following the redemption of the Public Shares must, among other requirements, be less than 80% of the percentage of the outstanding DHHC voting stock actually and constructively owned by you immediately before the redemption. You are urged to consult with your tax advisor as to the tax consequences of a redemption.
If none of the foregoing tests is satisfied, then the redemption proceeds will be treated as a corporate distribution and the tax effects will be as described under “— Taxation of Redemptions Treated as Distributions” below. After the application of those rules, any remaining tax basis you have in the redeemed Public Shares will be added to your adjusted tax basis in your remaining Public Shares, or, if you have none, to your adjusted tax basis in Public Warrants held by you or possibly in other shares constructively owned by you.
Taxation of Redemptions Treated as Distributions
If the redemption of your Public Shares does not qualify as a sale or exchange of Public Shares, you will be treated as receiving a distribution from DHHC. You generally will be required to include in gross income as dividends the amount of proceeds received in connection with such a redemption to the extent the distribution is paid out of DHHC’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of such earnings and profits generally will treated as a return of capital that will be applied against and reduce your basis in your shares (but not below zero), with any remaining excess treated as gain from the sale or exchange of such shares as described below under “— Gain or Loss on Redemptions Treated as a Sale or Exchange of Public Shares.”
If you are a corporate U.S. holder, dividends paid by DHHC to you generally will be eligible for the dividends-received deduction allowed to domestic corporations in respect of dividends received from other domestic corporations so long as you satisfy the holding period requirement for the dividends received deduction. If you are a non-corporate U.S. holder, under tax laws currently in effect, dividends generally will be taxed at the lower applicable long-term capital gains rate (see “— Gain or Loss on Redemptions Treated as a Sale or Exchange of Public Shares” below) so long as you satisfy the holding period requirement for such qualified dividend income. It is unclear whether the redemption rights with respect to the Public Shares described in this proxy statement may prevent a U.S. holder of such Public Shares from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be.
Gain or Loss on Redemptions Treated as a Sale or Exchange of Public Shares
If a redemption of your Public Shares qualifies as a sale or exchange of Public Shares, you generally will recognize capital or loss in an amount equal to the difference between (i) the amount of cash received in the redemption and (ii) your adjusted tax basis in the Public Shares so redeemed.
Any such capital gain or loss generally will be long-term capital gain or loss if your holding period for the Public Shares so disposed of exceeds one year. It is unclear, however, whether the redemption rights with respect to the Public Shares may suspend the running of the applicable holding period for this purpose. Long-term capital gains recognized by non-corporate U.S. holders are currently eligible for taxation at reduced rates. The deductibility of capital losses is subject to limitations.

Non-U.S. Holders
The section below applies to you if you are a Non-U.S. holder of Public Shares that exercises the redemption rights described above under “Information about DHHC — Redemption Rights for Holders of Public Shares” with respect to your Public Shares.
Treatment of Redemptions
If you are a Non-U.S. holder, the characterization for U.S. federal income tax purposes of the redemption of your Public Shares generally will correspond to the U.S. federal income tax characterization of such a redemption of a U.S. holder’s Public Shares, as described above under “— U.S. Holders — Treatment of Redemption.”
Non-U.S. holders considering exercising their redemption rights are urged to consult their tax advisors as to whether the redemption of their Public Shares will be treated as a distribution, or as a sale or exchange, under the Code.
Taxation of Redemptions Treated as Distributions
If the redemption of your Public Shares does not qualify as a sale or exchange of Public Shares, you will be treated as receiving a distribution from DHHC, which distribution will be treated as a dividend to the extent the distribution is paid out of DHHC’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The gross amount of such dividends will generally be subject to a withholding tax at a rate of 30% unless you are eligible for a reduced rate of withholding under an applicable income tax treaty and provide proper certification of your eligibility for such reduced rate. Dividends that are effectively connected with the conduct by you of a trade or business in the United States (and are attributable to a U.S. permanent establishment if an applicable treaty so requires) generally will be subject to U.S. federal income tax at the same regular U.S. federal income tax rates applicable to a comparable U.S. holder and, if you are a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.
Distributions in excess of such earnings and profits generally will be treated as a return of capital that will be applied against and reduce your basis in your shares (but not below zero), with any remaining excess treated as gain from the sale or exchange of such shares as described under “U.S. Holders — Gain or Loss on Redemptions Treated as a Sale or Exchange of Public Shares” below.
Gain or Loss on Redemptions Treated as a Sale or Exchange of Public Shares
If the redemption of your Public Shares qualifies as a sale or exchange of such shares, you generally will not be subject to U.S. federal income tax on any gain recognized on such redemption unless:
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such gain is effectively connected with the conduct by you of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that you maintain in the United States), in which case you generally will be subject to U.S. federal income tax on such gain at the same regular U.S. federal income tax rates applicable to a comparable U.S. holder and, if you are a corporation for U.S. federal income tax purposes, also may be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate;

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you are an individual who is present in the United States for 183 days or more in the taxable year of the redemption and certain other conditions are met, in which case you will be subject to a 30% tax on your net capital gain for the year; or

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we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the redemption or the period during which you held Public Shares, and, in the case where our common stock is traded on an established securities market, you have owned, directly or constructively, more than 5% of our common stock at any time within the shorter of the five-year period or your holding period for our Public Shares. We do not believe that we are or have been a U.S. real property holding corporation.

Because it may not be certain at the time your Public Shares are redeemed whether such redemption will be treated as a sale or a corporate distribution, and because such determination will depend in part on your particular circumstances, the applicable withholding agent may not be able to determine whether (or to what extent) you are treated as receiving a dividend for U.S. federal income tax purposes. Therefore, the applicable withholding agent may withhold tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the gross amount of any consideration paid to you in redemption of your Public Shares, unless (i) the applicable withholding agent has established special procedures allowing Non-U.S. holders to certify that they are exempt from such withholding tax and (ii) you are able to certify that you meet the requirements of such exemption (e.g., because you are not treated as receiving a dividend under the Section 302 tests described above). However, there can be no assurance that any applicable withholding agent will establish such special certification procedures. If an applicable withholding agent withholds excess amounts from the amount payable to you, you generally may obtain a refund of any such excess amounts by timely filing an appropriate claim for refund with the IRS. You should consult your own tax advisors regarding the application of the foregoing rules in light of your particular facts and circumstances and any applicable procedures or certification requirements.
Information Reporting and Backup Withholding
Proceeds received in connection with the redemption of Public Shares may be subject to information reporting to the IRS and U.S. backup withholding. Backup withholding will not apply, however, to a U.S. holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status. A Non-U.S. holder generally will eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rule may be allowed as a refund or credit against a holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
FATCA Withholding Taxes
Pursuant to sections 1471 through 1474 of the Code, commonly known as the Foreign Account Tax Compliance Act (“FATCA”), a 30% withholding tax (“FATCA withholding”) may be imposed on certain payments to a holder of Public Shares or to certain foreign financial institutions, investment funds and other non-U.S. persons receiving payments on such holder’s behalf if such holder or other persons fail to comply with certain information reporting requirements. Payments of dividends (including constructive dividends received pursuant to a redemption of stock) that a holder receives on Public Shares could be affected by this withholding if such holder is subject to the FATCA information reporting requirements and fails to comply with them or if such holder holds Public Shares through a non-U.S. person (e.g., a foreign bank or broker) that fails to comply with these requirements (even if payments to such holder would not otherwise have been subject to FATCA withholding). Holders of Public Shares should consult their tax advisors regarding the relevant U.S. law and other official guidance on FATCA withholding.
All holders of Public Shares are urged to consult their tax advisors with respect to the tax consequences of a redemption of Public Shares in their particular circumstances, including tax return reporting requirements, the applicability and effect of the alternative minimum tax, any federal tax laws other than those pertaining to income tax (including estate and gift tax laws), and any state, local, foreign or other tax laws.
HOLDERS ARE STRONGLY URGED TO CONSULT THEIR TAX ADVISORS TO DETERMINE THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF A REDEMPTION OF PUBLIC SHARES, THE BUSINESS COMBINATION AND ANY OTHER TRANSACTIONS CONSUMMATED IN CONNECTION THEREWITH AND THE OWNERSHIP AND DISPOSITION OF PUBLIC SHARES IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES.

COMPARISON OF STOCKHOLDERS’ RIGHTS
General
DHHC is incorporated under the laws of the State of Delaware and the rights of DHHC stockholders are governed by the laws of the State of Delaware, including the DGCL, the Current Charter and the Current Bylaws in effect prior to the Business Combination. The Post-Combination Company is incorporated under the laws of the State of Delaware and the rights of Post-Combination Company stockholders are governed by the laws of the State of Delaware, including the DGCL, the Proposed Charter and the Proposed Bylaws. Thus, following the Business Combination, the rights of DHHC stockholders who become Post-Combination Company stockholders in the Business Combination will no longer be governed by the Current Charter and the Current Bylaws, and instead will be governed by the Proposed Charter and the Proposed Bylaws.
Comparison of Stockholders’ Rights
Set forth below is a summary comparison of material differences between the rights of DHHC’s stockholders under the Current Charter and the Current Bylaws (left column), and the rights of Post-Combination Company stockholders under the forms of the Proposed Charter and the Proposed Bylaws (right column). The summary set forth below is not intended to be complete or to provide a comprehensive discussion of each company’s governing documents. This summary is qualified in its entirety by reference to the full text of the Current Charter and the Current Bylaws, and forms of the Proposed Charter, which is attached to this proxy statement/prospectus as Annex B, and the forms of the Proposed Bylaws, which is attached to this proxy statement/prospectus as Annex C, as well as the relevant provisions of the DGCL
DHHC	Post-Combination Company
DiamondHead Holdings Corp.	United Homes Group, Inc. (“UHG”)
AUTHORIZED CAPITAL STOCK

Under the Current Charter, DHHC is authorized to issue a total of 320,000,000 shares of capital stock, consisting of (a) 310,000,000 shares of common stock including (i) 300,000,000 shares of Class A common stock and (ii) 10,000,000 shares of Class B common stock and (b) 10,000,000 shares of preferred stock.
The preferred stock may be designated and issued in one or more classes or series as may be determined by resolution of the DHHC Board.
The par value of these shares of capital stock is $0.0001 per share.

Under the Proposed Charter, UHG will be authorized to issue 450,000,000 shares of capital stock, consisting of (a) 410,000,000 shares of common stock including (i) 350,000,000 shares of Class A common stock and (ii) 60,000,000 shares of Class B common stock and (b) 40,000,000 shares of preferred stock.
The preferred stock may be designated and issued in one or more classes or series as may be determined by resolution of the UHG Board.
The par value of these shares of capital stock is $0.001 per share.

COMMON STOCK

In connection with the Business Combination, all shares of Class B common stock will automatically be converted into shares of Class A common stock, and former holders of DHHC Class B common stock will become holders of UHG Class A common stock, subject to certain forfeitures under the Sponsor Agreement.

Conversion Rights. Class A common stock does not have conversion rights. Shares of Class B common stock are convertible into shares of Class A common stock on a one-for-one basis automatically upon the closing of the Business Combination, subject to upward adjustment to the conversion ratio in the event that there are additional shares of Class A common stock	Conversion Rights. Class A common stock does not have conversion rights. Under the Proposed Charter, each share of Class B common stock will be convertible at the option of the holder into one share of Class A common stock by delivering written notice to UHG of its intent to convert such shares. Additionally, each outstanding share of Class B common stock will automatically convert

DHHC	Post-Combination Company
outstanding or issuable pursuant to outstanding derivative securities in excess of the amounts contemplated by the Initial Public Offering and initial business combination. The adjustment provisions may be waived by the holders of a majority of the Class B common stock, provided that in no event can the conversion ratio be reduced to lower than one-for-one.
upon certain enumerated transfers by the holder, which excludes transfers (i) to an affiliate or family member of the holder, (ii) to another holder of the Class B common stock, or (iii) that are approved by the UHG Board. There are also certain exclusions from the definition of the term “transfer” for purposes of the automatic conversion provision.
Under the Proposed Charter, UHG will also be required to reserve a sufficient number of authorized and unissued shares of Class A common stock to allow for the full conversion of all outstanding shares of Class B common stock.

Voting. Generally, each holder of Class A common stock or Class B common stock is entitled to one vote per share, voting together as a single class.	Voting. Generally, each holder of Class A common stock is entitled to one vote per share, and each holder of Class B common stock is entitled to two votes per share, voting together as a single class.
Dividends. Subject to applicable law and any outstanding series of preferred stock that may be designated under the Current Charter, the DHHC Board may from time to time declare, and DHHC may pay, dividends on the DHHC’s outstanding shares of capital stock.	Dividends. Subject to applicable law and any outstanding series of preferred stock that may be designated under the Proposed Charter, the holders of shares of common stock are entitled to receive such dividends and other distributions when, as and if declared thereon by the UHG Board from time to time out of any assets or funds of UHG legally available therefor. All shares of common stock shall be of equal rank and shall be identical with respect to rights to such dividends.
Liquidation. Subject to applicable law and any outstanding series of preferred stock, holders of common stock are entitled to receive all the remaining assets of DHHC available for distribution to its shareholders in the event of any voluntary or involuntary liquidation, dissolution or winding up of DHHC, ratably in proportion to the number of shares of Class A common stock (on an as-converted basis as to the holders of Class B common stock) held by them.	Liquidation. Subject to applicable law and any outstanding series of preferred stock, in the event of a liquidation of UHG, the holders of common stock will be entitled to share in the distribution of any remaining assets available for distribution to the holders of common stock ratably in proportion to the total number of shares of common stock then issued and outstanding.
CERTAIN DIRECTOR MATTERS

Classified Board.   Under the Current Charter the DHHC Board is divided into three classes, as nearly equal in number as possible and designated Class I, Class II and Class III. The initial term of Class I expires at the first annual meeting of the shareholders; the initial term of Class II expires at the second annual meeting of the shareholders; and the initial term of Class III expires at the third annual meeting of the shareholders.
At each succeeding annual meeting of the shareholders, beginning with the first annual meeting, each of the successors elected to the class of directors whose term expires at that annual

Classified Board.   The director classes will be substantially the same as those under the Charter, except that the initial terms of each class are based on the effective date of the Proposed Charter.
Under the Proposed Charter, (i) for so long as the holders of Class B common stock hold at least a majority in voting power of the outstanding shares of common stock, the affirmative vote of the holders of not less than a majority of the outstanding shares of capital stock of UHG entitled to vote thereon and (ii) if the holders of Class B common stock no longer hold at least a majority in voting power of the outstanding shares of common

DHHC	Post-Combination Company

meeting shall be elected for a three-year term or until the election and qualification of their respective successors in office, subject to their earlier death, resignation or removal.
However, a director appointed pursuant to a series of preferred stock granting the holder(s) with the right to elect one or more directors will be excluded from any of the three director classes unless the certificate of designation for such series of preferred stock expressly provides for his or her inclusion in a class.

stock, the affirmative vote of the holders of not less than two-thirds (2/3) in voting power of the outstanding shares of capital stock of UHG entitled to vote thereon, shall be required to amend or repeal the foregoing classified board provisions of the Proposed Charter.
Under the Proposed Charter, during any period when the holders of one or more series of preferred stock have the separate right to elect additional directors, the then otherwise total authorized number of directors will automatically be increased by such number of directors that the holders of any series of preferred stock have a right to elect. Whenever the holders of one or more series of preferred stock having a separate right to elect additional directors cease to have such right, the terms of office of all preferred stock directors elected by the holders of such series of preferred stock, and the total authorized number of directors, will be automatically reduced accordingly.

Removal of Directors. Subject to the rights of any preferred shareholders, directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.	Removal of Directors. Subject to any rights of any preferred shareholders, so long as the UHG Board is classified pursuant to the Proposed Charter, (i) for so long as the holders of Class B common stock hold at least a majority in voting power of the outstanding shares of common stock, any director or the entire UHG Board may be removed from office at any time, with or without cause, by the holders of a majority in voting power of the shares of capital stock then entitled to vote at an election of directors and (ii) if the holders of Class B common stock no longer hold at least a majority in voting power of the outstanding shares of common stock, any director or the entire UHG Board may be removed from office at any time, but only for cause, by the holders of a majority in voting power of the shares of capital stock then entitled to vote at an election of directors.
Related Party Transactions. No express provisions address this matter.	Related Party Transactions. The Proposed Charter requires that the UHG Board establish and maintain a Related Party Transactions Committee comprised of at least three independent directors (based on criteria specified therein) to review and approve any transaction between UHG and any of its subsidiaries, on the one hand, and Michael Nieri or any entity in which Mr. Nieri has a material ownership interest or control, on the other hand.

DHHC	Post-Combination Company
CERTAIN SHAREHOLDER MATTERS
Special Meetings. Subject to any outstanding series preferred stock, and to the requirements of applicable law, special meetings of DHHC stockholders may be called only by a Chairman of the DHHC Board, a Chief Executive Officer, or the DHHC Board pursuant to a resolution adopted by a majority of the DHHC Board, and the ability of DHHC stockholders to call a special meeting is specifically denied.	Special Meetings. Except as otherwise required by law and subject to the rights of the holders of any series of preferred stock, (i) for so long as the holders of shares of Class B common stock hold at least a majority in voting power of the outstanding shares of common stock, special meetings of the shareholders shall be called only by: (a) the UHG Board; or (b) the Secretary, following receipt of one or more written demands to call a special meeting of the shareholders from shareholders of record who own, in the aggregate, at least 51% in voting power of the outstanding shares of capital stock entitled to vote on the matter or matters to be brought before the proposed special meeting that complies with the procedures for calling a special meeting of the shareholders as may be set forth in the Proposed Bylaws, and (ii) from and after the time the holders of shares of Class B common stock no longer hold at least a majority in voting power of the outstanding shares of common stock, special meetings of the shareholders of UHG shall only be called by the UHG Board.
Actions by Written Consent. Any action required or permitted to be taken by the shareholders must be effected by a duly called annual or special meeting of such shareholders and may not be effected by written consent of the shareholders other than with respect to the Class B common stock with respect to which action may be taken by written consent.	Actions by Written Consent. Subject to the rights of the holders of any series of preferred stock, (i) for so long as the holders of shares of Class B common stock hold at least a majority in voting power of the outstanding shares of common stock, any action required or permitted to be taken by the shareholders may be effected by consent in lieu of a meeting and (ii) if the holders of shares of Class B common stock no longer hold at least a majority in voting power of the outstanding shares of common stock, any action required or permitted to be taken by the shareholders must be effected at a duly called annual or special meeting of the shareholders and may not be effected by any consent of such shareholders.
DGCL Anti-Takeover Provision. Under the Current Charter, DHHC has not opted out of Section 203 of the DGCL, which generally prohibits a Delaware corporation with a class of voting stock listed on a national securities exchange or held of record by 2,000 or more shareholders from engaging in a “business combination” with an “interested shareholder” for a three-year period following the time that such shareholder becomes an interested shareholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested	DGCL Anti-Takeover Provision. The Proposed Charter elects to opt out of Section 203 of the DGCL such that UHG will not be governed by the restrictions contained in that provision, effective 12 months from the date the Proposed Charter first becomes effective under the DGCL.

DHHC	Post-Combination Company

shareholder. An “interested shareholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested shareholder status, 15% or more of the corporation’s voting stock.
Under Section 203, a business combination between a corporation and an interested shareholder is prohibited unless it satisfies one of the following conditions: (i) before the shareholder became interested, the DHHC Board approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder; (ii) upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or (iii) at or after the time the shareholder became interested, the business combination was approved by the DHHC Board of the corporation and authorized at an annual or special meeting of the shareholders by the affirmative vote of at least two-thirds (2/3) of the outstanding voting stock which is not owned by the interested shareholder.
The DGCL permits a corporation to opt out of, or choose not to be governed by, its anti-takeover statute by expressly stating so in its original certificate of incorporation (or subsequent amendment to its certificate of incorporation or bylaws approved by its shareholders). The Current Charter does not contain a provision expressly opting out of the application of Section 203 of the DGCL. Therefore DHHC is subject to this anti-takeover statute.

BYLAW AMENDMENTS
The Current Charter provides the DHHC Board with the power to adopt, amend, alter or repeal the Current Bylaws. The Current Bylaws also may be adopted, amended, altered or repealed by the affirmative vote of the holders of at least a majority of the voting power of all then outstanding shares of capital stock of DHHC entitled to vote generally in the election of directors, voting together as a single class.	The Proposed Charter provides the UHG Board with the power to adopt, amend, alter or repeal the Proposed Bylaws. The Proposed Bylaws also may be adopted, amended, altered or repealed by the shareholders by the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of all then outstanding shares of capital stock of UHG entitled to vote generally in the election of directors, voting together as a single class.

DHHC	Post-Combination Company
LIMITATION OF DIRECTOR LIABILITY
The Current Charter provides that a DHHC director shall not be personally liable to DHHC or its shareholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended.	The Proposed Charter contains substantially similar liability limitations for directors and officers, but also expressly provides that (i) for so long as the holders of Class B common stock hold at least a majority in voting power of the outstanding shares of common stock, the affirmative vote of the holders of not less than a majority of the outstanding shares of capital stock entitled to vote thereon and (ii) if the holders of Class B common stock no longer hold at least a majority in voting power of the outstanding shares of common stock, the affirmative vote of the holders of not less than two-thirds (2/3) in voting power of the outstanding shares of capital stock entitled to vote thereon, shall be required to amend or repeal the foregoing liability limitations.
INDEMNIFICATION AND ADVANCEMENT OF EXPENSES

The Current Charter provides that DHHC will indemnify and hold harmless each person who is or was serving as a director or officer of DHHC or who, serving as a director or officer of DHHC, is or was serving at the request of DHHC as a director, officer, employee or agent of another entity or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement incurred by the person in connection with any threatened, pending or completed action, suit or proceeding to which the person is a party or is threatened to be made a party because of such service, and will make advances of expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding, to the fullest extent permitted by law.
Any future repeal or amendment of the foregoing indemnification provisions in the Current Charter shall not in any way diminish or adversely affect any right or protection existing under such provisions at the time of such repeal or amendment.

There is no corresponding provision addressing indemnification and advancement of expenses in the Proposed Charter. The Proposed Bylaws provide that UHG will indemnify and hold harmless each person who is or was serving as a director or officer of UHG or who, serving as a director or officer of UHG, is or was serving at the request of UHG as a director, officer, employee or agent of another entity or other enterprise (each, an “indemnitee”), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement incurred by the person in connection with any threatened, pending or completed action, suit or proceeding to which the person is a party or is threatened to be made a party because of such service, and will make advances of expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding, to the fullest extent permitted by law.
The Proposed Bylaws further provide that UHG shall pay the expenses incurred by an indemnitee in defending any proceeding in advance of its final disposition, in accordance with and to the fullest extent permitted by law.
Any future repeal or amendment of the foregoing indemnification and advancement provisions in the Proposed Bylaws shall not in any way diminish or adversely affect any right or protection existing under such provisions at the time of such repeal or amendment.

DHHC	Post-Combination Company
BUSINESS COMBINATION REQUIREMENTS
The Current Charter contains a number of provisions related to DHHC’s initial business combination and the redemption rights of DHHC’s shareholders in connection with the initial business combination.	The Proposed Charter does not address the initial Business Combination, which shall have been completed at the time the Proposed Charter is effected, and does not provide for any further redemption rights of UHG’s shareholders.
EXCLUSIVE FORUM
The Current Charter designates the Court of Chancery of the State of Delaware as the exclusive forum for any internal or intra-corporate claim or any action or proceeding under the internal affairs doctrine. The Current Charter designates the federal district court for Delaware as exclusive forum for actions under the Securities Act of 1933, or the Delaware Chancery Court if required by applicable law. Under the Current Charter, these provisions may be waived by DHHC at its discretion.	The Proposed Charter provides that (A) (i) any derivative action or proceeding brought on behalf of UHG, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or shareholder of UHG to UHG or its shareholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the Proposed Charter or the Proposed Bylaws (as either may be amended or restated) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware; and (B) the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933. Under the Charter, these provisions may be waived by UHG at its discretion.

DESCRIPTION OF CAPITAL STOCK OF THE POST-COMBINATION COMPANY
As a result of the Business Combination, GSH equityholders who receive shares of the Post-Combination Company’s Class A common stock in the Business Combination will become Post-Combination Company stockholders. Your rights as a Post-Combination Company stockholder will be governed by Delaware law, the Proposed Charter and the Proposed Bylaws. The following description of the material terms of the Post-Combination Company’s capital stock, including the shares of the Post-Combination Company’s Class A common stock to be issued in the Business Combination, reflects the anticipated state of affairs upon completion of the Business Combination. We urge you to read the applicable provisions of Delaware law and the Proposed Charter and the Proposed Bylaws carefully and in their entirety because they describe your rights as a holder of shares of the Post-Combination Company’s common stock.
The following is a summary of the material terms of UHG’s securities following the Business Combination, which summary is not intended to be a complete description of the rights, preferences, limitations and other terms of such securities and is qualified in its entirety by the complete text of the Proposed Charter and the Proposed Bylaws, as well as certain provisions of the DGCL, and DHHC urges you to read those documents for more information about the terms of UHG’s securities following the Business Combination. The changes proposed to be made to the Current Charter through the adoption of the Proposed Charter are described in the section entitled “Proposal No. 2 — The Charter Approval Proposal” and the full text of the Proposed Charter and the Proposed Bylaws are attached as Annex B and Annex C, respectively, to this proxy statement/prospectus. For purposes of this discussion, references to “UHG” or the “Post-Combination Company” and similar phrases refer to UHG and its affairs following the Closing and the transactions contemplated thereby.
The Proposed Charter authorizes the issuance of a total of 450,000,000 shares of capital stock, each with par value $0.001 per share, consisting of (a) 410,000,000 UHG Common Shares including (i) 350,000,000 UHG Class A Common Shares and (ii) 60,000,000 UHG Class B Common Shares and (b) 40,000,000 shares of preferred stock. The UHG Common Shares to be issued in the Business Combination will be duly authorized, validly issued, fully paid and non-assessable. As of the record date for the Special Meeting, there were 4,441,032 DHHC Class A Common Shares and 8,625,000 shares of DHHC Class B Common Shares issued and outstanding and no shares of DHHC preferred stock issued or outstanding.
Common Stock
Voting Power
Except as otherwise required by law or as otherwise provided in any preferred stock designation, the holders of UHG Common Shares will possess all voting power for the election of the Post-Combination Company directors and all other matters submitted to a vote of shareholders of the Post-Combination Company. Generally, each holder of UHG Class A Common Shares is entitled to one vote per share, and each holder of UHG Class B Common Shares is entitled to two votes per share, voting together as a single class.
Except as otherwise required by law, holders of UHG Common Shares, as such, will not be entitled to vote on any amendment to the Proposed Charter (including any preferred stock designation) that relates solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof) or other terms of one or more outstanding series of Post-Combination Company preferred stock if the holders of such affected series of Post-Combination Company preferred stock are entitled to vote on such amendment pursuant to the Proposed Charter (including any preferred stock designation) or pursuant to the DGCL.
Dividends
Subject to applicable law and the rights and preferences of any holders of any outstanding class or series of preferred stock of the Post-Combination Company, holders of UHG Common Shares will be entitled to receive dividends when, as and if declared by the Post-Combination Company Board, payable in cash or otherwise out of the assets of the Post-Combination Company legally available therefor. All UHG Common Shares shall be of equal rank and shall be identical with respect to rights to such dividends.

Liquidation, Dissolution and Winding Up
Upon the Post-Combination Company’s voluntary or involuntary liquidation, dissolution or winding up and after payment in full of the debts and other liabilities of the Post-Combination Company and to any holders of Post-Combination Company preferred stock having liquidation preferences, if any, the holders of UHG Common Shares shall be entitled to receive all the remaining assets of the Post-Combination Company available for distribution to its shareholders, ratably in proportion to the number of UHG Common Shares then issued and outstanding.
Conversion of Class B Common Stock
Each outstanding UHG Class B Common Share may at any time, at the option of the holder thereof, be converted into one fully paid and nonassessable UHG Class A Common Share upon written notice to the Post-Combination Company. Outstanding UHG Class B Common Shares will automatically be converted into UHG Class A Common Shares upon the transfer of such shares, subject to exceptions for certain “Permitted Transfers” as described in the Proposed Charter.
Preemptive or Other Rights
Subject to applicable law and the preferential rights of any other class or series of stock, all UHG Common Shares will have equal dividend, distribution, liquidation and other rights, and will have no preference or appraisal rights, except for any appraisal rights provided by the DGCL. Furthermore, subject to applicable law, holders of UHG Common Shares will have no preemptive rights and there are no sinking fund or redemption rights, or rights to subscribe for any of the Post-Combination Company’s securities. The rights, powers, preferences and privileges of holders of UHG Common Shares will be subject to those of the holders of any shares of Post-Combination Company preferred stock that the UHG Board may authorize and issue in the future.
Election of Directors
The Post-Combination Board will be divided into three classes, with the classes to be as nearly equal in number as possible, and with each director serving a three-year term. As a result, approximately one-third of the Post-Combination Company Board will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of the Post-Combination Company Board. Directors are generally elected by a majority of votes cast at a meeting of the shareholders at which a quorum is present, and there is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors.
Common Stock Prior to the Business Combination
Pursuant to the Current Charter, if DHHC does not consummate an initial business combination within 30 months from the closing of its Initial Public Offering, its corporate existence will cease except for the purposes of winding up its affairs and liquidating. If DHHC is forced to liquidate prior to an initial business combination, its Public Stockholders will be entitled to share ratably in the Trust Account, based on the amount then held in the Trust Account. The Sponsor and DHHC’s officers and directors have agreed to waive their rights to participate in any liquidation distribution from the Trust Account occurring upon DHHC’s failure to consummate an initial business combination with respect to the DHHC Common Shares held prior to the Initial Public Offering. The Sponsor and DHHC’s officers and directors will therefore not participate in any liquidation distribution from the Trust Account with respect to such shares. They will, however, participate in any liquidation distribution from the Trust Account with respect to any DHHC Common Shares acquired following the Initial Public Offering.
The DHHC stockholders have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the DHHC Common Shares, except that Public Stockholders have the right to sell their Public Shares to DHHC in a tender offer or have their Public Shares redeemed for cash equal to their pro rata share of the Trust Account in connection with a business combination if completed. Public Stockholders who sell or redeem their Public Shares in exchange for their share of the Trust Account still have the right to exercise the Public Warrants that they received as part of the DHHC Units.
Preferred Stock
The Proposed Charter provides that shares of UHG preferred stock may be issued from time to time in one or more classes or series. The UHG Board will be authorized to establish the voting rights, if any, designations, preferences and relative, participating, optional or other special rights of the shares of such series, and the qualifications, limitations or restrictions thereof, applicable to the shares of each series of UHG preferred stock. The UHG Board will be able to, without shareholder approval, issue UHG preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of UHG Common Shares and could have anti-takeover effects. The ability of the UHG Board to issue UHG preferred stock without shareholder approval could have the effect of delaying, deferring or preventing a change of control of the Post-Combination Company or the removal of existing management.
DHHC has no preferred stock outstanding as of the date of this proxy statement/prospectus, and UHG will have no preferred stock outstanding immediately after the closing of the Business Combination.
Warrants
As of January 26, 2023, there were 14,558,333 DHHC Warrants to purchase outstanding DHHC Common Shares, consisting of 8,625,000 Public Warrants and 5,933,333 Private Placement Warrants. For the purposes of this discussion on warrants, certain references to “DHHC” and its securities refer to the Post-Combination Company and its securities as the context so requires.
Public Warrants
Each whole warrant entitles the registered holder to purchase one whole share of DHHC Class A Common Shares at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of (a) 30 days after the completion of DHHC’s initial business combination or (b) 12 months from the closing of DHHC’s Initial Public Offering, except as discussed in the immediately succeeding paragraph. Pursuant to the warrant agreement by and between American Stock Transfer & Trust Company, as warrant agent, and DHHC (the “warrant agreement”), a warrant holder may exercise its warrants only for a whole number of DHHC Class A Common Shares. This means that only a whole warrant may be exercised at any given time by a warrant holder. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. The warrants will expire five years after the completion of DHHC’s initial business combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.
DHHC will not be obligated to deliver any DHHC Class A Common Shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the DHHC Class A Common Shares underlying the warrants is then effective and a prospectus relating thereto is current, subject to DHHC’s satisfying its obligations described below with respect to registration. No warrant will be exercisable and DHHC will not be obligated to issue DHHC Class A Common Shares upon exercise of a warrant unless DHHC Class A Common Shares issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will DHHC be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a Unit containing such warrant will have paid the full purchase price for the Unit solely for the share of DHHC Class A Common Shares underlying such Unit.
UHG has agreed that as soon as practicable after the closing of its initial business combination, DHHC will use its reasonable best efforts to file, and within 60 business days following its initial business combination to have declared effective, a registration statement for the registration, under the Securities Act, of the DHHC Class A Common Shares issuable upon exercise of the warrants. DHHC will use its reasonable best efforts to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. Notwithstanding the above, if DHHC’s Class A Common Share is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, DHHC may, at its option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event DHHC so elects, DHHC will not be required to file or maintain in effect a registration statement, but DHHC will be required to use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.
DHHC is not required to notify warrant holders of the eligibility of the warrants for redemption; however, in the event that DHHC elects to redeem all of the Warrants, in accordance with the terms of the warrant agreement, a notice of redemption shall be mailed by first class mail, postage prepaid, by DHHC not less than thirty (30) days prior to the redemption date to the registered holders of the public warrants to be redeemed at their last addresses as they appear on the registration books. Any notice mailed in the manner provided in the warrant agreement shall be conclusively presumed to have been duly given whether or not the registered holder received such notice.
Redemption of Warrants when the price per share of DHHC Class A Common Shares equals or exceeds $18.00.   Once the warrants become exercisable, DHHC may call the warrants for redemption (except as described herein with respect to the private placement warrants):
•
in whole and not in part;

•
at a price of $0.01 per warrant;

•
upon a minimum of 30 days’ prior written notice of redemption, which DHHC refers to as the 30-day redemption period; and

•
if, and only if, the last reported sale price (the “closing price”) of DHHC’s Class A Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which DHHC sends the notice of redemption to the warrant holders.

DHHC will not redeem the warrants as described above unless a registration statement under the Securities Act covering the DHHC Class A Common Shares issuable upon exercise of the warrants is effective and a current prospectus relating to those DHHC Class A Common Shares is available throughout the 30-day redemption period. If and when the warrants become redeemable by DHHC, DHHC may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.
DHHC established the last redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and DHHC issues a notice of redemption of the warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the DHHC Class A Common Shares may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) as well as the $11.50 (for whole shares) warrant exercise price after the redemption notice is issued.
Redemption of Warrants when the price per share of DHHC Class A Common Shares equals or exceeds $10.00.   Once the warrants become exercisable, DHHC may redeem the outstanding warrants:
•
in whole and not in part;

•
at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants, but only on a cashless basis, prior to redemption and receive that number of shares to be determined by reference to the table set forth under “Description of Capital Stock of the Post-Combination Company — Warrants — Public Warrants” based on the redemption date and the “fair market value” of the DHHC Class A Common Shares (as defined below) except as otherwise described in “Description of Capital Stock of the Post-Combination Company — Warrants — Public Warrants”;
•
if, and only if, the closing price of the DHHC Class A Common Shares equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within the 30-trading day period ending three trading days before DHHC sends the notice of redemption to the warrant holders; and

•
if the closing price of the DHHC Class A Common Shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which DHHC sends the notice of redemption to the warrant holders is less than $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like), the private placement warrants must also be concurrently called for redemption on the same terms as the outstanding public warrants as described above.

The “fair market value” of the DHHC Class A Common Shares for the above purpose shall mean the volume weighted average price of the DHHC Class A Common Shares during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants. This redemption feature differs from the typical warrant redemption features used in other blank check offerings. DHHC will provide its warrant holders with the final fair market value no later than one business day after the 10-trading day period described above ends. In no event will the warrants be exercisable on a cashless basis in connection with this redemption feature for more than 0.361 DHHC Class A Common Shares per warrant (subject to adjustment).
The numbers in the table below represent the “redemption prices,” or the number of DHHC Class A Common Shares that a warrant holder will receive upon redemption by DHHC pursuant to this redemption feature.
The stock prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares issuable upon exercise of a warrant is adjusted as set forth in the first three paragraphs under the heading “— Anti-dilution Adjustments” below. The adjusted stock prices in the column headings will equal the stock prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of shares deliverable upon exercise of a warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a warrant as so adjusted. The number of shares in the table below shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of a warrant.

Redemption Date (period to expiration of warrants)	Fair Market Value of DHHC Class A Common Shares
	≤$10.00	$11.00	$12.00	$13.00	$14.00	$15.00	$16.00	$17.00	≥$18.00
60 months	0.261	0.281	0.297	0.311	0.324	0.337	0.348	0.358	0.361
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.361
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361
The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of DHHC Class A Common Shares to be issued for each warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365- or 366-day year, as applicable. For example, if the volume weighted average price of the DHHC Class A Common Shares during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the warrants is $11 per share, and at such time there are 57 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.277 DHHC Class A Common Shares for each whole warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the volume weighted average price of the DHHC Class A Common Shares during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the warrants is $13.50 per share, and at such time there are 38 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.298 DHHC Class A Common Shares for each whole warrant. In no event will the warrants be exercisable on a cashless basis in connection with this redemption feature for more than 0.361 DHHC Class A Common Shares per warrant (subject to adjustment). Finally, as reflected in the table above, if the warrants are out of the money and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by DHHC pursuant to this redemption feature, since they will not be exercisable for any DHHC Class A Common Shares.
This redemption feature differs from the typical warrant redemption features used in many other blank check offerings, which typically only provide for a redemption of warrants for cash (other than the private placement warrants) when the trading price for the DHHC Class A Common Shares exceeds $18.00 per share for a specified period of time. This redemption feature is structured to allow for all of the outstanding warrants to be redeemed when the DHHC Class A Common Shares are trading at or above $10.00 per share, which may be at a time when the trading price of the DHHC Class A Common Shares is below the exercise price of the warrants. DHHC established this redemption feature to provide DHHC with the flexibility to redeem the warrants without the warrants having to reach the $18.00 per share threshold set forth above under “Description of Securities of Capital Stock of the Post-Combination

Company — Warrants — Public Warrants — Redemption of Warrants When the Price Per Share of DHHC Class A Common Shares Equals or Exceeds $18.00”. Holders choosing to exercise their warrants in connection with a redemption pursuant to this feature will, in effect, receive a number of shares for their warrants based on an option pricing model with a fixed volatility input. This redemption right provides DHHC with an additional mechanism by which to redeem all of the outstanding warrants, and therefore have certainty as to (i) DHHC’s capital structure as the warrants would no longer be outstanding and would have been exercised or redeemed and (ii) the amount of cash provided by the exercise of the warrants and available to use, and also provides a ceiling to the theoretical value of the warrants as it locks in the amount of shares DHHC would pay to warrant holders that exercise if DHHC chooses to redeem the warrants in this manner. DHHC will be required to pay the applicable redemption price to warrant holders if DHHC chooses to exercise this redemption right and it will allow DHHC to quickly proceed with a redemption of the warrants if DHHC determines it is in its best interest to do so. As such, DHHC would redeem the warrants in this manner when DHHC believes it is in its best interest to update its capital structure to remove the warrants and pay the redemption price to the warrant holders.
As stated above, DHHC can redeem the warrants when the DHHC Class A Common Shares are trading at a price starting at $10.00, which is below the exercise price of $11.50, because it will provide certainty with respect to DHHC’s capital structure and cash position while providing warrant holders with the opportunity to exercise their warrants on a cashless basis for the applicable number of shares. If DHHC chooses to redeem the warrants when the DHHC Class A Common Shares are trading at a price below the exercise price of the warrants, this could result in the warrant holders receiving fewer DHHC Class A Common Shares than they would have received if they had chosen to wait to exercise their warrants for DHHC Class A Common Shares if and when such DHHC Class A Common Shares were trading at a price higher than the exercise price of $11.50.
No fractional DHHC Class A Common Shares will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, DHHC will round down to the nearest whole number of DHHC Class A Common Shares to be issued to the holder. If, at the time of redemption, the warrants are exercisable for a security other than the DHHC Class A Common Shares pursuant to the warrant agreement (for instance, if DHHC is not the surviving company in its initial business combination), the warrants may be exercised for such security. At such time as the warrants become exercisable for a security other than the DHHC Class A Common Shares, the surviving company will use its commercially reasonable efforts to register under the Securities Act the security issuable upon the exercise of the warrants within 20 business days of the closing of an initial business combination.
Redemption Procedures and Cashless Exercise.   If DHHC calls the warrants for redemption for $0.01 as described above, DHHC’s management will have the option to require any holder that wishes to exercise its warrant to do so on a “cashless basis”. In determining whether to require all holders to exercise their warrants on a “cashless basis”, DHHC’s management will consider, among other factors, DHHC’s cash position, the number of warrants that are outstanding and the dilutive effect on DHHC’s stockholders of issuing the maximum number of DHHC Class A Common Shares issuable upon the exercise of its warrants. If DHHC’s management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of DHHC Class A Common Shares equal to the quotient obtained by dividing (x) the product of the number of DHHC Class A Common Shares underlying the warrants, multiplied by the excess of the “fair market value” (defined below) over the exercise price of the warrants by (y) the fair market value. The “fair market value” shall mean the average last reported sale price of the DHHC Class A Common Shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If DHHC’s management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of DHHC Class A Common Shares to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. DHHC believes this feature is an attractive option to it if it does not need the cash from the exercise of the warrants after its initial business combination. If DHHC calls its warrants for redemption and DHHC’s management does not take advantage of this option, the Sponsor, the Anchor Investors and their permitted transferees would still be entitled to exercise their private placement warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis, as described in more detail below.
A holder of a warrant may notify DHHC in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.8% or 9.8% (or such other amount as a holder may specify) of the DHHC Class A Common Shares outstanding immediately after giving effect to such exercise.
Anti-Dilution Adjustments.   If the number of outstanding DHHC Class A Common Shares is increased by a stock dividend payable in DHHC Class A Common Shares, or by a split-up of DHHC Class A Common Shares or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of DHHC Class A Common Shares issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding DHHC Class A Common Shares. A rights offering to holders of DHHC Class A Common Shares entitling holders to purchase DHHC Class A Common Shares at a price less than the fair market value will be deemed a stock dividend of a number of DHHC Class A Common Shares equal to the product of (i) the number of DHHC Class A Common Shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for DHHC Class A Common Shares) multiplied by (ii) one (1) minus the quotient of (x) the price per share of DHHC Class A Common Shares paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for DHHC Class A Common Shares, in determining the price payable for DHHC Class A Common Shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of DHHC Class A Common Shares as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the DHHC Class A Common Shares on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.
In addition, if DHHC, at any time while the warrants are outstanding and unexpired, pays a dividend or makes a distribution in cash, securities or other assets to the holders of DHHC Class A Common Shares on account of such DHHC Class A Common Shares (or other shares of DHHC’s capital stock into which the warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends, (c) to satisfy the redemption rights of the holders of DHHC Class A Common Shares in connection with a proposed initial business combination, (d) to satisfy the redemption rights of the holders of DHHC Class A Common Shares in connection with a stockholder vote to amend DHHC’s certificate of incorporation to modify the substance or timing of DHHC’s obligation to redeem 100% of the DHHC Class A Common Shares if DHHC does not complete its initial business combination within 24 months from the closing of the Initial Public Offering or with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, or (e) in connection with the redemption of DHHC’s public shares upon its failure to complete its initial business combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of DHHC Class A Common Shares in respect of such event.
If the number of outstanding DHHC Class A Common Shares is decreased by a consolidation, combination, reverse stock split or reclassification of DHHC Class A Common Shares or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of DHHC Class A Common Shares issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding DHHC Class A Common Shares.
Whenever the number of DHHC Class A Common Shares purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of DHHC Class A Common Shares purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of DHHC Class A Common Shares so purchasable immediately thereafter.
In addition, if (x) DHHC issues additional DHHC Class A Common Shares or equity-linked securities for capital raising purposes in connection with the closing of its initial business combination at an issue price or effective issue price of less than $9.20 per share of DHHC Class A Common Shares (with such issue price or effective issue price to be determined in good faith by DHHC’s board of directors and, in the case of any such issuance to DHHC’s initial stockholders or their affiliates, without taking into account any founder shares held by DHHC’s initial stockholders or such affiliates, as applicable, prior to such issuance including any transfer or reissuance of such shares), (y) the aggregate gross proceeds from such issuances represent more than 50% of the total equity proceeds, and interest thereon, available for the funding of DHHC’s initial business combination on the date of the consummation of its initial business combination (net of redemptions), and (z) the volume weighted average trading price of DHHC Class A Common Shares during the 10-trading day period starting on the trading day prior to the day on which DHHC consummates its initial business combination is below $9.20 per share, then the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price (see “Description of Securities of Capital Stock of the Post-Combination Company — Warrants — Public Warrants — Redemption of Warrants When the Price Per Share of DHHC Class A Common Shares Equals or Exceeds $18.00” and “Description of Securities of Capital Stock of the Post-Combination Company — Warrants — Public Warrants — Redemption of Warrants When the Price Per Share of DHHC Class A Common Shares Equals or Exceeds $10.00”), and the $10.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price (see “Description of Securities of Capital Stock of the Post-Combination Company — Warrants — Public Warrants — Redemption of Warrants When the Price Per Share of DHHC Class A Common Shares Equals or Exceeds $10.00”).
In case of any reclassification or reorganization of the outstanding DHHC Class A Common Shares (other than those described above or that solely affects the par value of such DHHC Class A Common Shares), or in the case of any merger or consolidation of DHHC with or into another corporation (other than a consolidation or merger in which DHHC is the continuing corporation and that does not result in any reclassification or reorganization of outstanding DHHC Class A Common Shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of DHHC as an entirety or substantially as an entirety in connection with which DHHC is dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the DHHC Class A Common Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of DHHC Class A Common Shares in such a transaction is payable in the form of common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within 30 days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes value (as defined in the warrant agreement) of the warrant. The warrants will be issued in registered form under a warrant agreement between American Stock Transfer & Trust Company, as warrant agent, and DHHC. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants.
The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to DHHC, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of DHHC Class A Common Shares or any voting rights until they exercise their warrants and receive DHHC Class A Common Shares. After the issuance of DHHC Class A Common Shares upon exercise of the warrants, each holder will be entitled to one (1) vote for each share held of record on all matters to be voted on by stockholders.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, DHHC will, upon exercise, round down to the nearest whole number of DHHC Class A Common Shares to be issued to the warrant holder.
Private Placement Warrants
The private placement warrants (including the warrants that may be issued upon conversion of working capital loans and the DHHC Class A Common Shares issuable upon exercise of the private placement warrants) will not be transferable, assignable or salable until 30 days after the completion of DHHC’s initial business combination (except, among other limited exceptions, to DHHC’s officers, directors, Anchor Investors and other persons or entities affiliated with or related to the Sponsor or Anchor Investors) and they will not be redeemable by DHHC so long as they are held by the Sponsor, Anchor Investors or their permitted transferees (except for a number of DHHC Class A Common Shares as described under “Description of Securities — Warrants — Public Warrants — Redemption of warrants when the price per share of DHHC Class A Common Shares equals or exceeds $10.00”). Otherwise, the private placement warrants have terms and provisions that are identical to those of the public warrants, including as to exercise price, exercisability and exercise period. If the private placement warrants are held by holders other than the Sponsor, Anchor Investors or their permitted transferees, the private placement warrants will be redeemable by DHHC and exercisable by the holders on the same basis as the public warrants. Each of the warrants that may be issued upon conversion of working capital loans shall be identical to the private placement warrants.
If holders of the private placement warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering their warrants for that number of DHHC Class A Common Shares equal to the quotient obtained by dividing (x) the product of the number of DHHC Class A Common Shares underlying the warrants, multiplied by the excess of the “fair market value” (defined below) over the exercise price of the warrants by (y) the fair market value. The “fair market value” shall mean the average last reported sale price of the DHHC Class A Common Shares for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent. The reason that DHHC has agreed that these warrants will be exercisable on a cashless basis so long as they are held by the Sponsor, Anchor Investors or their permitted transferees is because it was not known at the time such warrants were sold whether they would be affiliated with DHHC following an initial business combination. If they remain affiliated with DHHC, their ability to sell DHHC’s securities in the open market will be significantly limited. DHHC will have policies in place that prohibit insiders from selling its securities except during specific periods of time. Even during such periods of time when insiders will be permitted to sell DHHC’s securities, an insider cannot trade in DHHC’s securities if he or she is in possession of material non-public information. Accordingly, unlike public stockholders who could sell the DHHC Class A Common Shares issuable upon exercise of the warrants freely in the open market, the insiders could be significantly restricted from doing so. As a result, DHHC believes that allowing the holders to exercise such warrants on a cashless basis is appropriate.
In order to finance transaction costs in connection with an intended initial business combination, the Sponsor or an affiliate of the Sponsor or certain of DHHC’s officers and directors may, but are not obligated to, loan DHHC funds as may be required. Up to $1,500,000 of such loans may be convertible into warrants at a price of $1.50 per warrant at the option of the lender. Such warrants would be identical to the private placement warrants, including as to exercise price, exercisability and exercise period.
The Sponsor and Anchor Investors have agreed not to transfer, assign or sell any of the private placement warrants (including the DHHC Class A Common Shares issuable upon exercise of any of these warrants) until the date that is 30 days after the date DHHC completes its initial business combination, except for, among other limited exceptions, transfers made to DHHC’s officers and directors and other persons or entities affiliated with or related to the Sponsor or Anchor Investors.
Dividends
DHHC has not paid any cash dividends on the DHHC Common Shares to date and does not intend to pay cash dividends prior to the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon the Post-Combination Company’s revenue and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of the UHG Board at such time. The Post-Combination Company’s ability to declare dividends may also be limited by restrictive covenants pursuant to any debt financing agreements.
Listing of Securities
DHHC’s Units, Common Shares and warrants are currently listed on Nasdaq, under the symbols “DHHCU,” “DHHC” and “DHHCW,” respectively. DHHC intends to apply to list the shares of common stock of the Post-Combination Company and such warrants on the Nasdaq Global Market under the symbols “UHG” and “UHGW,” respectively, upon the closing of the Business Combination. UHG will not have units traded following the closing of the Business Combination, at which time each unit will separate into its component securities.
Transfer Agent and Registrar
The transfer agent and registrar for the DHHC Common Shares is, and for the Post-Combination Company’s common stock is expected to be, American Stock Transfer & Trust Company, LLC.
Certain Anti-Takeover Provisions of Delaware Law
Classified Board of Directors
The Proposed Charter provides that the UHG Board will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with each director serving a three-year term. As a result, approximately one-third of the UHG Board will be elected each year. The classification of directors will have the effect of making it more difficult for shareholders to change the composition of the UHG Board. Amending the classified UHG Board provisions requires approval by two-thirds (2/3) of the then outstanding voting power; provided, however, that for so long as the holders of the UHG Class B Common Shares hold at least a majority in voting power of the outstanding UHG Common Shares, the required threshold for such an amendment shall be the affirmative vote of the holders of not less than a majority of the outstanding shares of capital stock of the Post-Combination Company entitled to vote thereon.
Authorized but Unissued Shares
The authorized but unissued UHG Common Shares and shares of the Post-Combination Company’s preferred stock are available for future issuance without shareholder approval, subject to any limitations imposed by the listing standards of The Nasdaq Capital Market. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Post-Combination Company common stock and preferred stock could make more difficult or discourage an attempt to obtain control of the Post-Combination Company by means of a proxy contest, tender offer, merger or otherwise.
Shareholder Action; Special Meetings of Shareholders
The Proposed Charter provides that, subject to the rights of the holders of any series of preferred stock, (i) for so long as the holders of UHG Class B Common Shares hold at least a majority in voting power of the outstanding shares of common stock, any action required or permitted to be taken by the shareholders may be effected by consent in lieu of a meeting, and (ii) if the holders of UHG Class B Common Shares no longer hold at least a majority in voting power of the outstanding UHG Common Shares, any action required or permitted to be taken by the shareholders must be effected at a duly called annual or special meeting of the shareholders and may not be effected by any consent by such shareholders. As a result, at any time at which the holders of UHG Class B Common Shares do not hold a majority of the outstanding voting power, a holder controlling a majority of Post-Combination Company capital stock would not be able to amend the Proposed Bylaws or remove directors without holding a meeting of shareholders called in accordance with the Proposed Bylaws. This restriction does not apply to actions taken by the holders of any series of preferred stock of the Post-Combination Company to the extent expressly provided in the applicable preferred stock designation.

Further, the Proposed Charter provides that, subject to any special rights of the holders of preferred stock of the Post-Combination Company, (i) for so long as the holders of UHG Class B Common Shares hold at least a majority in voting power of the outstanding shares of common stock, special meetings of the shareholders may be called only by: (a) the UHG; or (b) the Secretary, following receipt of one or more written demands to call a special meeting of the shareholders from shareholders of record who own, in the aggregate, at least 51% in voting power of the outstanding shares of capital stock entitled to vote on the matter or matters to be brought before the proposed special meeting that complies with the procedures for calling a special meeting of the shareholders as may be set forth in the Proposed Bylaws, and (ii) from and after the time the holders of UHG Class B Common Shares no longer hold at least a majority in voting power of the outstanding UHG Common Shares, special meetings of the shareholders of the Post-Combination Company may only be called by the UHG Board.
Advance Notice Requirements for Shareholder Proposals and Director Nominations
The Proposed Bylaws provide that shareholders seeking to bring business before the Post-Combination Company’s annual meeting of shareholders, or to nominate candidates for election as directors at its annual meeting of shareholders, must provide timely notice. To be timely, a shareholder’s notice must be received by the Secretary at the principal executive offices of the Post-Combination Company not later than the close of business on the 90th day nor earlier than the close of business on the 120th day before the anniversary date of the immediately preceding annual meeting of shareholders. However, in the event that the annual meeting is more than 30 days before or more than 60 days after such anniversary date (or if there has been no prior annual meeting), notice by the shareholder to be timely must be so delivered not earlier than the close of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting is first made by the Post-Combination Company. The Proposed Bylaws also specify certain requirements as to the form and content of a shareholders’ notice. These provisions may preclude the Post-Combination Company’s shareholders from bringing matters before its annual meeting of shareholders or from making nominations for directors.
Amendment of Charter or Bylaws
Upon consummation of the Business Combination, the Proposed Bylaws may be amended or repealed by the UHG Board or by the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of all of the shares of the capital stock of the Post-Combination Company entitled to vote in the election of directors, voting as one class. If the holders of UHG Class B Common Shares no longer hold at least a majority in voting power of the outstanding shares of common stock, the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of the then outstanding shares of capital stock of the Post-Combination Company entitled to vote generally in the election of directors, voting together as a single class, will be required to amend certain provisions of the Proposed Charter related to the classified UHG Board and limitation of liabilities. For so long as the holders of UHG Class B Common Shares hold at least a majority in voting power of the outstanding shares of common stock, the requisite threshold shall be the affirmative vote of the holders of not less than a majority of the outstanding shares of capital stock of the Post-Combination Company entitled to vote thereon.
Board Vacancies
Any vacancy on the UHG Board may be filled by a majority vote of the directors then in office, although less than a quorum, or by a sole remaining director, subject to any special rights of the holders of preferred stock of the Post-Combination Company. Any director chosen to fill a vacancy will hold office until the expiration of the term of the class for which he or she was elected and until his or her successor is duly elected and qualified or until their earlier resignation, removal from office, death or incapacity. Except as otherwise provided by law, in the event of a vacancy in the UHG Board, the remaining directors may exercise the powers of the full UHG Board until the vacancy is filled.
Preferred Directors
Under the Proposed Charter, during any period when the holders of one or more series of preferred stock have the separate right to elect additional directors, the then otherwise total authorized number of directors will automatically be increased by such number of directors that the holders of any series of preferred stock have a right to elect. Whenever the holders of one or more series of preferred stock having a separate right to elect additional directors cease to have such right, the terms of office of all preferred stock directors elected by the holders of such series of preferred stock, and the total authorized number of directors, will be automatically reduced accordingly.
Exclusive Forum Selection
The Proposed Charter provides that (A) (i) any derivative action or proceeding brought on behalf of the Post-Combination Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or shareholder of the Post-Combination Company to the Post-Combination Company or the Post-Combination Company’s shareholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the Proposed Charter or the Proposed Bylaws (as either may be amended or restated) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware; and (B) the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Under the Proposed Charter, these provisions may be waived by the Post-Combination Company at its discretion.
Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision in the Proposed Charter will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.
Although DHHC and GSH believe these provisions benefit the Post-Combination Company by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, a court may determine that these provisions are unenforceable, and to the extent they are enforceable, the provisions may have the effect of discouraging lawsuits against Post-Combination Company’s directors and officers, although the Post-Combination Company shareholders will not be deemed to have waived its compliance with federal securities laws and the rules and regulations thereunder.
Section 203 of the Delaware General Corporation Law
DHHC is, and for a period of 12 months following the effectiveness of the filing of the Proposed Charter with the Delaware Secretary of State the Post-Combination Company will be, subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a Delaware corporation that is listed on a national securities exchange or held of record by more than 2,000 shareholders from engaging in a “business combination” with an “interested shareholder” for a three-year period following the time that such shareholder becomes an interested shareholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, certain mergers, asset or stock sales or other transactions resulting in a financial benefit to the interested shareholder. An “interested shareholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested shareholder status, 15% or more of the corporation’s outstanding voting stock. Under Section 203, a business combination between a corporation and an interested shareholder is prohibited unless it satisfies one of the following conditions:
•
before the shareholder became interested, the board of directors approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder;

•
upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•
at or after the time the shareholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the shareholders by the affirmative vote of at least 66 2∕3% of the outstanding voting stock which is not owned by the interested shareholder.

Under certain circumstances, Section 203 of the DGCL will make it more difficult for a person who would be an “interested shareholder” to effect various business combinations with a corporation for a three-year period. This provision may encourage companies interested in acquiring the Post-Combination Company to negotiate in advance with the UHG Board because the shareholder approval requirement would be avoided if the UHG Board approves either the business combination or the transaction which results in the shareholder becoming an interested shareholder. Section 203 of the DGCL also may have the effect of preventing changes in the UHG Board and may make it more difficult to accomplish transactions which shareholders may otherwise deem to be in their best interests.
Limitation on Liability
The Proposed Charter provides that a Post-Combination Company director or officer shall not be personally liable to the Post-Combination Company or its shareholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended.
Indemnification and Advancement of Expenses
The Proposed Bylaws provide that the Post-Combination Company’s directors and officers will be indemnified and advanced expenses by the Post-Combination Company to the fullest extent authorized or permitted by the DGCL as it now exists or may in the future be amended. In addition, the Proposed Bylaws provide that the Post-Combination Company’s directors will not be personally liable to the Post-Combination Company or its shareholders for monetary damages for breaches of their fiduciary duty as directors to the fullest extent permitted by the DGCL.
The Proposed Bylaws also permit the Post-Combination Company to purchase and maintain insurance on behalf of any officer, director, employee or agent of the Post-Combination Company for any liability arising out of his or her status as such, regardless of whether the DGCL would permit indemnification.
These provisions may discourage shareholders from bringing a lawsuit against the Post-Combination Company directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit the Post-Combination Company and its shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent the Post-Combination Company pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. DHHC believes that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the Post-Combination Company directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, DHHC has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

SECURITIES ACT RESTRICTIONS ON RESALE OF DHHC CLASS A COMMON SHARES
Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted UHG Class A Common Shares for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of the Post-Combination Company at the time of, or at any time during the three months preceding, a sale and (ii) the Post-Combination Company is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and has filed all required reports under Section 13 or 15(d) of the Exchange Act during the twelve months (or such shorter period as the Post-Combination Company was required to file reports) preceding the sale.
Persons who have beneficially owned restricted UHG Class A Common Shares for at least six months but who are affiliates of the Post-Combination Company at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:
•
1% of the total number of the UHG Class A Common Shares then outstanding; or

•
the average weekly reported trading volume of the UHG Class A Common Shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates of the Post-Combination Company under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about the Post-Combination Company.
Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies
Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:
•
the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•
the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•
the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding twelve months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•
at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, the Post-Combination Company’s Initial Stockholders will be able to sell their Founder Shares pursuant to Rule 144 without registration one year after we have completed our initial business combination.
DHHC anticipates that, following the consummation of the Business Combination, the Post-Combination Company will no longer be a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Certain Relationships and Related Person Transactions — Post-Combination Company
Amended and Restated Registration Rights Agreement
See “The Business Combination—Other Agreements—Registration Rights Agreement,” which disclosure is incorporated herein by reference.
Policy for Approval of Related Party Transactions
UHG’s Nominating and Corporate Governance Committee will be designated with the authority to review and approve related party transactions, defined as a transaction, arrangement or relationship that would require disclosure pursuant to Item 404 of Regulation S-K, or transaction between UHG and (i) any director or executive officer of UHG; (ii) any nominee for election as a director; (iii) any holder of UHG securities owning more than 5% of any class of UHG stock and (iv) any member of the immediate family of any of the foregoing. In evaluating related party transactions, UHG’s Nominating and Corporate Governance Committee will consider the relevant facts and circumstances available and deemed relevant to UHG’s Nominating and Corporate Governance Committee, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction.
In addition to the foregoing, the Proposed Charter requires that the UHG Board establish and maintain a related party transactions committee comprised of at least three independent directors (based on criteria specified therein) to review and approve any transaction between UHG and any of its subsidiaries, on the one hand, and Michael Nieri or any entity in which Mr. Nieri has a material ownership interest or control, on the other hand. Any such transaction involving a contract or contracts for the purchase of land upon which finished lots have been developed must be approved by the UHG Related Party Transactions Committee prior to consummation of such transaction.
Certain Relationships and Related Person Transactions — GSH
GSH has historically engaged in various transactions with entities that are owned, directly or indirectly, by: Michael Nieri, GSH’s Chief Executive Officer, President and Chairman; Mr. Nieri’s family members, including his wife, children, and father; trusts for the benefit of Mr. Nieri’s children; and Shelton Twine, GSH’s Chief Operating Officer and Mr. Nieri’s brother-in-law. Accordingly, any agreements or transactions GSH has entered into with such entities may involve a conflict of interest. For example, in the past, GSH has been a party to and is currently a party to agreements giving rise to material transactions between GSH and its affiliates, including Two Blue Stallions, LLC, GS Jacobs Creek, LLC, Land to Lots, LLC, PC Land Development Co., LLC and University Cottages, LLC. Set forth below is a description of certain related party transactions, other than compensation arrangements which are described under the sections of this proxy statement/prospectus entitled “Executive Compensation of GSH.” GSH believes that each of these arrangements are on arm’s-length terms.
Distributions to Shareholders
In 2021 and during the first nine months of 2022, distributions to shareholders have consisted of $23,527,180 and $34,743,209, respectively, to Mr. Nieri; $2,232,105 and $4,269,803, respectively, to the PWN Trust 2018 dated 7/17/2018; $2,232,105 and $4,269,803, respectively, to the MEN Trust 2018 dated 7/17/2018; and $2,232,105 and $4,269,803, respectively, to the PMN Trust 2018 dated 7/17/2018. Such distributions consisted of distributions in amounts sufficient to allow the GSH shareholders to pay taxes related to GSH’s S corporation status and for personal use.
Airplane Leases
GSH is a party to an Aircraft Lease Agreement, dated as of September 3, 2020, with FF Air, LLC, an entity that is 50% owned by an entity wholly-owned by Mr. Nieri, pursuant to which GSH leases the use of an airplane at a rate of $1,800 per flight hour. GSH paid $49,211.15 under this Aircraft Lease Agreement in 2021 and has paid $72,002.36 under this Aircraft Lease Agreement through September 30, 2022.
GSH is a party to an Aircraft Lease Agreement, dated as of May 11, 2022, with Gazillion Air, LLC, an entity that is owned by Mr. Nieri and Pennington Nieri, Mr. Nieri’s son, GSH’s co-Executive Vice President –  Construction Services, and the beneficial owner of 16% of the common stock of GSH which is owned by a trust in which he is the sole beneficiary, pursuant to which GSH leases the use of an airplane at a rate of $3,800 per flight hour. GSH paid $0.00 under this Aircraft Lease Agreement in 2022. The airplane that is the subject of this Aircraft Lease Agreement has been sold and the lease terminated.
Civil Engineering Services
GSH has contracted with Civil Engineering of Columbia, LLC (“CEC”) for the provision of civil engineering and surveying services. CEC is indirectly 55% owned by Pennington Neiri, who is Mr. Nieri’s son, the co-Executive Vice President – Construction Services of GSH, and the beneficial owner of 16% of the common stock of GSH which is owned by a trust in which he is the sole beneficiary. GSH paid CEC approximately $733,346 in 2021 and approximately $609,961 through September 30, 2022, for the provision of such services.
Developed Lot Purchase Agreements
Prior to the Closing, GSH intends to enter into lot purchase agreements (collectively, the “Lot Purchase Agreements”) with the Land Development Affiliates which are owned, directly or indirectly, by Mr. Nieri and/or trusts in which Mr. Nieri’s children are the sole beneficiaries. In addition, Mr. Nieri has a 49% ownership interest in Pennington Communities, LLC, an entity formed for the purpose of being the sole manager of each of the Land Development Affiliates. It is anticipated that the Lot Purchase Agreements will provide for the purchase by GSH of lots that are owned and developed by the Land Development Affiliates at a price equal to fair market value.
Letter Agreement with Mr. O’Grady
Pursuant to a letter agreement (the “Letter Agreement”) dated May 13, 2022 and effective as of September 24, 2021, GSH engaged TS20 Holdings, LLC to assist GSH in connection with a possible transaction with a SPAC. TS20 Holdings, LLC is wholly-owned by Tom O’Grady. Pursuant to the Letter Agreement, GSH has agreed (i) to pay a success-based fee to TS20 Holdings, LLC in the amount of eight hundred thousand dollars ($800,000) upon the successful completion of a transaction with a SPAC, (ii) a monthly fee of five thousand dollars ($5,000) to Mr. O’Grady for his service on GSH’s board of directors (the monthly fee paid to all members of the board of directors has since been increased to six thousand two hundred fifty dollars ($6,250), and (iii) a monthly amount equal to twenty thousand dollars ($20,000) to Mr. O’Grady for his services as GSH’s Chief Administrative Officer.
Two Blue Stallions, LLC
GSH leases the following from Two Blue Stallions, LLC (“TBS”), which is owned by Mr. Nieri’s children and trusts for the benefit of such children, including Pennington Nieri: 90 N. Royal Tower Dr., Irmo, SC, 4420 Oleander Dr., Myrtle Beach, SC, and 108 Renaissance Circle, Mauldin, SC. GSH paid TBS $606,000 in 2021 and $454,605 through September 30, 2022, for the lease of these premises.
GSH, as tenant, and TBS, as landlord, are parties to oral, month-to-month leases pursuant to which GSH leases model homes from TBS. GSH does not currently pay any base rent; however, it does pay for maintenance, repairs, utilities and taxes.
General Contractor Services
GSH is a party to construction contracts pursuant to which GSH provides general contractor services. The counterparties to these contracts are TBS (aggregate contract value of $730,000); University Cottages, LLC (“UC”), which is owned by TBS and Mr. Nieri’s wife (aggregate contract value of $2,388,325), and Mr. Twine (contract value of $160,500).

Land Transfers to PC Land Development Co., LLC (“PCLDC”) and Related Loans
GSH has transferred real property to PCLDC during 2022 with an aggregate purchase price of approximately $4,010,595, for which PCLDC delivered promissory notes to GSH for the full purchase prices.
Land Transfers to Land to Lots, LLC (“L to L”) and Related Loans
GSH has transferred real property to L to L during 2022 with an aggregate purchase price of approximately $20,146,420, for which L to L delivered promissory notes to GSH for the full purchase prices.
Loan from GSH to PCLDC
In February 2022 GSH loaned PCLDC $10,000,000, evidenced by a demand promissory note from PCLDC to GSH in the original principal amount of $10,000,000; such note was modified by a Note Modification Agreement dated August 1, 2022 between PCLDC and GSH to extend the maturity date.
Engagement of Outside Counsel
During calendar year 2021 Steve Lenker, Executive Vice President and General Counsel of GSH, was an attorney at, and a member of, Blair Cato Pickren Casterline, LLC, a law firm located in Columbia, South Carolina. During this period Mr. Lenker provided legal services to GSH and received approximately $249,000 for services rendered.
Due To/Due From Matters
GSH has engaged in various transactions with certain affiliated entities resulting in the following due to/due from balances as of September 30, 2022:
1.   L to L owes GSH approximately $25,569,324 for GSH acting in treasury management capacity for L to L for land development expenses;
2.    TBS, UC and Oak Creste of Clemson, LLC, which is owned by Oak Creste Holdings, LLC, which is owned by Oak Street Capital Partners, LLC, which is owned by Mr. Nieri’s children and trusts for the benefit of such children, including Pennington Nieri, collectively owe GSH approximately $9,368,937 for GSH acting in treasury management capacity for investment projects
3.   GSH owes Model Home Holdings, LLC and The Office Park @ the Summit, LLC, entities owned 99% by Mr. Nieri and 1% by Robyn Nieri, Mr. Nieri’s spouse, approximately $11,470,833 for the sale of real property for which GSH received the consideration;
4.   GSH owes GS Jacobs Creek, LLC (“GSJC”), an entity owned by Mr. Nieri, approximately $848,548, which is the result of numerous transactions between GSH and GSJC over the years, including the transfer of developed lots, GSH acting in treasury management capacity, and other transactions between the parties; and
5.   GSH owes Carolinas Home Builder, LLC (“CHB”), an entity owned 99% by Mr. Nieri and 1% by Robyn Nieri, Mr. Nieri’s spouse, approximately $909,927, which is the result of numerous transactions between GSH and CHB over the years, including the transfer of developed lots, GSH acting in treasury management capacity, and other transactions between the parties.
Certain Relationships and Related Person Transactions — DHHC
Founder Shares and Private Placement Warrants
On October 21, 2020, the Sponsor purchased 8,625,000 Founder Shares for an aggregate purchase price of $25,000, or approximately $0.003 per share. Simultaneously with the consummation of the Initial Public Offering, on January 25, 2021, DHHC consummated the private placement of (i) an aggregate of 4,983,999 Private Placement Warrants to the Sponsor at a price of $1.50 per Private Placement Warrant, generating total proceeds of $7,475,999 and (ii) an aggregate of 949,334 Private Placement Warrants to the Anchor Investors at a price of $1.50 per Private Placement Warrant, generating total proceeds of $1,424,001. David

T. Hamamoto, DHHC’s Chairman and Co-Chief Executive Officer, has voting and investment discretion with respect to the common stock held by the Sponsor.
In connection with the execution of the Business Combination Agreement, the Sponsor entered into the Sponsor Agreement with DHHC and GSH, pursuant to which the Sponsor agreed to, among other things, (i) vote at any meeting of the stockholders of DHHC all of its DHHC Common Shares held of record or thereafter acquired in favor of the transactions contemplated thereby and the adoption of the Business Combination Agreement; (ii) appoint DHHC as the Sponsor’s proxy in the event the Sponsor fails to fulfill its obligations under the Sponsor Agreement; (iii) be bound by certain other covenants and agreements related to the Business Combination; and (iv) be bound by certain transfer restrictions with respect to DHHC Common Shares during the period between the date of the Business Combination Agreement and the Closing, subject to certain exceptions set forth in the Sponsor Agreement. The Sponsor Agreement also provides that the Sponsor has agreed to waive its redemption rights in connection with the consummation of the Business Combination with respect to any DHHC Common Shares held by it. The Sponsor has also agreed to forfeit (i) 2,577,691 Founder Shares and (ii) 50% of the Private Placement Warrants held by it upon the Closing.
Pursuant to the Sponsor Agreement, the Sponsor has also agreed, subject to certain exceptions, not to transfer 1,886,378 Founder Shares held by it until such Founder Shares become released upon the achievement of certain performance-based milestones under the Sponsor Agreement. Approximately up to 48,578 Sponsor Earnout Shares and 160,931 Founder Shares may be allocated to Anchor Investors upon the Closing. See “Other Agreements — Sponsor Agreement.”
Subscription Agreements
In connection with the consummation of the Initial Public Offering, DHHC entered into the Subscription Agreements with the Anchor Investors (the “Subscription Agreements”), pursuant to which, among other things, (i) the Sponsor agreed to transfer up to an aggregate of up to 1,250,625 Founder Shares to the Anchor Investors for a purchase price of $0.003 per share and at an aggregate purchase price of $3,625 upon the Closing and (ii) the Anchor Investors purchased an aggregate of 949,334 Private Placement Warrants at a price of $1.50 per Private Placement Warrant and at an aggregate purchase price of $1,424,000 simultaneously with the closing of the Initial Public Offering. As of the date of this proxy statement/prospectus, each of the Anchor Investors have sold or redeemed all of their Public Shares; as a result, and in accordance with the terms of the Subscription Agreements, the Anchor Investors will be allocated from the Sponsor up to approximately 161,000 Founder Shares for a purchase price of $0.003 per share and at an aggregate approximate purchase price of $483 upon the Closing. Approximately 161,000 UHG Class A Common Shares and 49,000 Sponsor Earnout Shares may be allocated to the Anchor Investors upon the Closing, pursuant to the Subscription Agreements entered with the Anchor Investors.
Business Combination Opportunities
If any of DHHC’s officers or directors becomes aware of a business combination opportunity that falls within the line of business of any entity to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such entity. DHHC’s officers and directors currently have certain relevant fiduciary duties or contractual obligations that may take priority over their duties to DHHC. DHHC may pursue an initial business combination opportunity jointly with the Sponsor or one or more of its affiliates, to which entity an officer or director has a fiduciary or contractual obligation. Any such entity may co-invest with DHHC in the target business at the time of DHHC’s initial business combination, or DHHC could raise additional proceeds to complete the acquisition by issuing to such entity a class of equity or equity-linked securities.
Administrative Support
DHHC currently utilizes office space at 250 Park Ave. 7th Floor, New York, New York 10177 from the Sponsor. On January 28, 2021, DHHC began paying to the Sponsor $10,000 per month for office space, secretarial and administrative services provided to members of our management team. Upon completion of DHHC’s Business Combination or liquidation, DHHC will cease paying these monthly fees. No compensation of any kind, including finder’s and consulting fees, will be paid by DHHC to its Sponsor, officers, directors, or any of its or their respective affiliates, for services rendered prior to or in connection with the completion of the Business Combination. However, these individuals will be reimbursed for any out-of-pocket expenses related to identifying and investigating potential target businesses and completing the Business Combination. DHHC’s audit committee will review on a quarterly basis all payments that were made by DHHC to its Sponsor, officers, directors, or its or their affiliates.
Related Party Loans and Advances
On October 21, 2020, the Sponsor agreed to loan DHHC an aggregate of up to $300,000 to cover expenses related to the Initial Public Offering (the “Promissory Note”). The Promissory Note was non-interest bearing and due upon the completion of the Initial Public Offering. The outstanding balance under such Promissory Note of $130,000 was repaid in full on February 1, 2021.
Our Sponsor, an affiliate of our Sponsor or our officers and directors may, but none of them is obligated to, loan us funds as may be required to fund our working capital requirements (“Working Capital Loans”). If we complete the Business Combination, we would repay such loaned amounts out of the proceeds of the Trust Account. In the event that the Business Combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from our Trust Account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into warrants at a price of $1.50 per warrant at the option of the lender. The warrants would be identical to the Private Placement Warrants issued to the Sponsor. As of the date of this proxy statement/prospectus, there were no amounts outstanding under any Working Capital Loans.
We do not expect to seek loans from parties other than our Sponsor, an affiliate of our Sponsor or our officers and directors, if any, as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our Trust Account.
Registration Rights Agreement
DHHC has entered into a registration rights agreement with the Sponsor, the Anchor Investors and DHHC’s directors and officers with respect to the Private Placement Warrants, the Founder Shares issuable to the Anchor Investors pursuant to the Subscription Agreements and the UHG Class A Common Shares issuable upon exercise of the foregoing and upon conversion of the Founder Shares.

EXPERTS
The financial statements of DiamondHead Holdings Corp. as of December 31, 2021 and December 31, 2020 and for the year ended December 31, 2021 and the period from October 7, 2020 (date of inception) through December 31, 2020 appearing in this proxy statement/prospectus have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report thereon, which contains an explanatory paragraph relating to substantial doubt about the ability of DiamondHead Holdings Corp. to continue as a going concern as described in Note 1 to the financial statements, appearing elsewhere in this proxy statement/prospectus, and are included in reliance upon such report given on the authority of such firm as an expert in accounting and auditing.
The carve-out financial statements of the homebuilding operations of Great Southern Homes, Inc. as of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021, have been audited by FORVIS, LLP, independent registered public accounting firm, as set forth in their report thereon, included in this registration statement. Such financial statements have been included herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

VALIDITY OF SECURITIES
The legality of the DHHC Class A Common Shares offered by this proxy statement/prospectus will be passed upon for DHHC by Sullivan & Cromwell LLP. Nelson Mullins Riley & Scarborough LLP has represented GSH in connection with the Business Combination.

OTHER MATTERS
As of the date of this proxy statement/prospectus, the DHHC Board does not know of any matters that will be presented for consideration at the Special Meeting other than as described in this proxy statement/prospectus. If any other matters properly come before the Special Meeting, or any adjournment or postponement thereof, and are voted upon, the enclosed proxy will be deemed to confer discretionary authority on the individuals that it names as proxies to vote the DHHC Common Shares represented by the proxy as to any of these matters.

APPRAISAL RIGHTS
Holders of DHHC Common Shares are not entitled to appraisal rights in connection with the Business Combination under Delaware law.

DELIVERY OF DOCUMENTS TO STOCKHOLDERS
Pursuant to the rules of the SEC, DHHC and servicers that it employs to deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of this proxy statement/prospectus. Upon written or oral request, DHHC will deliver a separate copy of this proxy statement/prospectus to any stockholder at a shared address to which a single copy of this proxy statement/prospectus was delivered and who wishes to receive separate copies in the future. Stockholders receiving multiple copies of this proxy statement/prospectus may likewise request delivery of single copies of this proxy statement/prospectus in the future. Stockholders may notify DHHC of their requests by calling or writing DHHC at its principal executive offices at 250 Park Ave., 7th Floor, New York, NY 10177, (212) 572-6260.

TRANSFER AGENT AND REGISTRAR
The transfer agent for DHHC’s securities is American Stock Transfer & Trust Company, LLC.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE
DHHC has filed a Registration Statement on Form S-4 to register the issuance of securities described elsewhere in this proxy statement/prospectus. This proxy statement/prospectus is a part of that Registration Statement.
DHHC files reports and other information with the SEC as required by the Exchange Act. You may access information on DHHC at the SEC website containing reports and other information at: http://www.sec.gov.
Information and statements contained in this proxy statement/prospectus or any Annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, which includes exhibits incorporated by reference from other filings made with the SEC.
All information contained in this proxy statement/prospectus relating to DHHC has been supplied by DHHC, and all such information relating to GSH has been supplied by GSH. Information provided by either DHHC or GSH does not constitute any representation, estimate or projection of the other.
If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination, you should contact via phone or in writing:
Morrow Sodali LLC
333 Ludlow Street, 5th Floor Stamford, Connecticut 06902
Individuals call toll-free (800) 662-5200
Banks and brokers call (203) 658-9400
Email: DHHC.info@investor.morrowsodali.com
To obtain timely delivery of the documents, you must request them no later than five business days before the date of the Special Meeting, or no later than            , 2023.

INDEX TO FINANCIAL STATEMENTS
DIAMONDHEAD HOLDINGS CORP.
Page
Financial Statements (Audited)
Report of Independent Registered Public Accounting Firm	F-2
Balance Sheets as of December 31, 2021 and 2020	F-3
Statements of Operations for the year ended December 31, 2021 and for the period from October 7, 2020 (inception) through December 31, 2020	F-4
Statements of Changes in Stockholders’ Equity (Deficit) for the year ended December 31, 2021 and for the period from October 7, 2020 (inception) through December 31, 2020	F-5
Statements of Cash Flows for the year ended December 31, 2021 and for the period from October 7, 2020 (inception) through December 31, 2020	F-6
Notes to Financial Statements	F-7
Financial Statements (Unaudited)
Condensed Balance Sheets as of September 30, 2022 (unaudited) and December 31, 2021	F-23
Unaudited Condensed Statements of Operations for the Three and Nine Months Ended September 30, 2022 and 2021	F-24
Unaudited Condensed Statements of Changes in Stockholders’ Equity (Deficit) for the Three and Nine Months Ended September 30, 2022 and 2021	F-25
Unaudited Condensed Statements of Cash Flows for the Nine Months Ended September 30, 2022 and 2021	F-26
Notes to Unaudited Condensed Financial Statements	F-27
THE HOMEBUILDING OPERATIONS OF GREAT SOUTHERN HOMES, INC.
(A CARVE-OUT OF GREAT SOUTHERN HOMES, INC.)
Carve-Out Financial Statements as of September 30, 2022 and December 31, 2021 and for each of the nine-months ended September 30, 2022 and 2021 (Unaudited)
Condensed Balance Sheets	F-69
Condensed Statements of Income	F-70
Condensed Statements of Shareholders’ and Other Affiliates’ Net Investment	F-71
Condensed Statements of Cash Flows	F-72
Notes to the Condensed Carve-Out Financial Statements	F-74

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and the Board of Directors of
DiamondHead Holdings Corp.
Opinion on the Financial Statements
We have audited the accompanying balance sheets of DiamondHead Holdings Corp. (the “Company”) as of December 31, 2021 and 2020, the related statements of operations, changes in stockholders’ deficit and cash flows for the year then ended and for the period from October 7, 2020 (inception) through December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the year then ended and for the period from October 7, 2020 (inception) through December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Explanatory Paragraph — Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company has a working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. If the Company is unable to complete a Business Combination by the close of business on January 28, 2023, the Company will cease all operations except for the purpose of liquidating. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Marcum LLP
Marcum LLP
We have served as the Company’s auditor since 2020.
New York, NY
April 13, 2022

DIAMONDHEAD HOLDINGS CORP.
BALANCE SHEETS
	December 31,
	2021	2020
Assets:
Current assets:
Cash	$252,601	$16,110
Prepaid expenses	240,075	—
Total current assets	492,676	16,110
Deferred offering costs	—	275,140
Investments held in Trust Account	345,020,717	—
Total Assets	$345,513,393	$291,250
Liabilities, Class A Common Stock Subject to Possible Redemption and Stockholders’ Equity (Deficit):
Current liabilities:
Accounts payable	$54,391	$724
Accrued expenses	120,000	136,250
Franchise tax payable	114,645	1,168
Note payable – related party	—	130,000
Total current liabilities	289,036	268,142
Deferred underwriting commissions	12,075,000	—
Derivative warrant liabilities	8,794,330	—
Total liabilities	21,158,366	268,142
Commitments and Contingencies (Note 6)
Class A common stock subject to possible redemption , $0.0001 par value; 34,500,000 and 0 shares at $10.00 per share redemption value at December 31, 2021 and 2020, respectively	345,000,000	—
Stockholders’ Equity (Deficit):
Preferred stock, $0.0001 par value; 10,000,000 shares authorized; none issued or outstanding	—	—
Class A common stock, $0.0001 par value; 300,000,000 shares authorized; no non-redeemable shares issued or outstanding at December 31, 2021 and 2020	—	—
Class B common stock, $0.0001 par value; 10,000,000 shares authorized; 8,625,000 shares issued and outstanding	863	863
Additional paid-in capital	—	24,137
Accumulated deficit	(20,645,836)	(1,892)
Total stockholders’ equity (deficit)	(20,644,973)	23,108
Total Liabilities, Class A Common Stock Subject to Possible Redemption and Stockholders’ Equity (Deficit)	$345,513,393	$291,250
The accompanying notes are an integral part of these financial statements.

DIAMONDHEAD HOLDINGS CORP.
STATEMENTS OF OPERATIONS
	For the Year Ended December 31, 2021	For the period From October 7, 2020 (Inception) through December 31, 2020
General and administrative expenses	$1,030,906	$724
Franchise tax expense	200,000	1,168
Loss from operations	(1,230,906)	(1,892)
Change in fair value of derivative warrant liabilities	4,367,500	—
Financing costs – derivative warrant liabilities	(449,070)	—
Income from investments held in Trust Account	20,717	—
Net income (loss)	$2,708,241	$(1,892)
Weighted average shares outstanding of Class A common stock	31,947,945	—
Basic and diluted net income per share, Class A common stock	$0.07	$—
Basic weighted average shares outstanding of Class B common stock	8,541,781	7,500,000
Diluted weighted average shares outstanding of Class B common stock	8,625,000	7,500,000
Basic and diluted net income (loss) per share, Class B common stock	$0.07	$(0.00)
The accompanying notes are an integral part of these financial statements.

DIAMONDHEAD HOLDINGS CORP.
STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)
For the Year Ended December 31, 2021
	Common Stock				Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance – December 31, 2020	—	$—	8,625,000	$863	$24,137	$(1,892)	$23,108
Excess of cash received over fair value of private placement warrants	—	—	—	—	3,500,670	—	3,500,670
Accretion of Class A common stock to redemption amount	—	—	—	—	(3,524,807)	(23,352,185)	(26,876,992)
Net income	—	—	—	—	—	2,708,241	2,708,241
Balance – December 31, 2021	—	$—	8,625,000	$863	$—	$(20,645,836)	$(20,644,973)
For the Period From October 7, 2020 (Inception) through December 31, 2020
	Common Stock				Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance – October 7, 2020 (inception)	—	$—	—	$—	$—	$—	—
Issuance of Class B common stock to Sponsor	—	—	8,625,000	863	24,137	—	25,000
Net loss	—	—	—	—	—	(1,892)	(1,892)
Balance – December 31, 2020	—	$—	8,625,000	$863	$24,137	$(1,892)	$23,108
The accompanying notes are an integral part of these financial statements.

DIAMONDHEAD HOLDINGS CORP.
STATEMENTS OF CASH FLOWS
	For the Year Ended December 31, 2021	For the Period From October 7, 2020 (Inception) through December 31, 2020
Cash Flows from Operating Activities:
Net income (loss)	$2,708,241	$(1,892)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Change in fair value of derivative warrant liabilities	(4,367,500)	—
Financing costs – derivative warrant liabilities	449,070	—
Income from investments held in Trust Account	(20,717)	—
Changes in operating assets and liabilities:
Prepaid expenses	(240,075)	—
Accounts payable	53,667	724
Accrued expenses	(86,250)	—
Franchise tax payable	113,477	1,168
Net cash used in operating activities	(1,390,087)	—
Cash Flows from Investing Activities
Cash deposited in Trust Account	(345,000,000)	—
Net cash used in investing activities	(345,000,000)	—
Cash Flows from Financing Activities:
Proceeds from note payable to related party	—	130,000
Repayment of note payable	(130,000)	—
Proceeds received from initial public offering, gross	345,000,000	—
Proceeds received from private placement	8,900,000	—
Offering costs paid	(7,143,422)	(113,890)
Net cash provided by financing activities	346,626,578	16,110
Net increase in cash	236,491	16,110
Cash – beginning of the period	16,110	—
Cash – end of the period	$252,601	$16,110
Supplemental disclosure of noncash financing activities:
Offering costs paid by Sponsor in exchange for issuance of Class B common stock	$—	$25,000
Offering costs included in accrued expenses	$70,000	$136,250
Deferred underwriting commissions	$12,075,000	$—
The accompanying notes are an integral part of these financial statements.

DIAMONDHEAD HOLDINGS CORP.
NOTES TO FINANCIAL STATEMENTS
Note 1 — Description of Organization and Business Operations
DiamondHead Holdings Corp. (the “Company”) is a blank check company incorporated in Delaware on October 7, 2020. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). The Company is not limited to a particular industry or sector for purposes of consummating a Business Combination. The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.
As of December 31, 2021, the Company had not commenced any operations. All activity for the period from October 7, 2020 (inception) to December 31, 2020 and January 1, 2021 to December 31, 2021 relates to the Company’s formation and the Initial Public Offering (the “Initial Public Offering”) and since the closing of the Initial Public Offering (as described below), the search for a prospective initial Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating income in the form of interest income on investments held in trust from the proceeds of its Initial Public Offering and Private Placement described below.
The Company’s sponsor is DHP SPAC-II Sponsor LLC, a Delaware limited liability company (the “Sponsor”). The registration statement for the Company’s Initial Public Offering was declared effective on January 25, 2021. On January 28, 2021, the Company consummated its Initial Public Offering of 34,500,000 units (the “Units” and, with respect to the Class A common stock included in the Units being offered, the “Public Shares”), including 4,500,000 additional Units to cover over-allotments (the “Over-Allotment Units”), at $10.00 per Unit, generating gross proceeds of $345.0 million, and incurring offering costs of approximately $19.6 million, of which approximately $12.1 million in deferred underwriting commissions (Note 6).
Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (“Private Placement”) of 5,933,333 warrants (each, a “Private Placement Warrant” and collectively, the “Private Placement Warrants”) at a price of $1.50 per Private Placement Warrant to our Sponsor and to certain qualified institutional buyers or institutional accredited investors, including certain funds and accounts managed by subsidiaries of BlackRock, Inc. and Millennium Management LLC (each, an “Anchor Investor”), generating proceeds of $8.9 million (Note 4).
Upon the closing of the Initial Public Offering and the Private Placement, $345.0 million ($10.00 per Unit) of the net proceeds of the Initial Public Offering and certain of the proceeds of the Private Placement were placed in a trust account (“Trust Account”), located in the United States and invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account, as described below.
The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete a Business Combination with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on interest earned on the Trust Account) at the time of the agreement to enter into a Business Combination. The Company will only complete a Business

DIAMONDHEAD HOLDINGS CORP.
NOTES TO FINANCIAL STATEMENTS
Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.
The Company will provide its holders of the outstanding Public Shares (the “Public Stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.00 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). The per-share amount to be distributed to Public Stockholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriter (as discussed in Note 6). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants. The Public Shares subject to redemption have been recorded at a redemption value and classified as temporary equity upon the completion of the Initial Public Offering in accordance with the Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity” (“ASC 480”). The Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Certificate of Incorporation (the “Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transactions is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the Company’s Sponsor, officers and directors agreed to vote their Founder Shares (as defined in Note 5) and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each Public Stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction.
If the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Certificate of Incorporation provides that a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Public Shares, without the prior consent of the Company.
The Sponsor agreed (a) to waive its redemption rights with respect to any Founder Shares and Public Shares held by it in connection with the completion of a Business Combination and (b) not to propose an amendment to the Certificate of Incorporation that would affect the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if the Company does not complete a Business Combination, unless the Company provides the Public Stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.
The Company will have 24 months from the closing of the Initial Public Offering, or January 28, 2023, to complete a Business Combination (the “Combination Period”). If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and

DIAMONDHEAD HOLDINGS CORP.
NOTES TO FINANCIAL STATEMENTS
not previously released to the Company to pay its tax obligations (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.
The Sponsor agreed to waive its liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor or any of its affiliates acquire Public Shares after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriter agreed to waive its right to its deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period, and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Initial Public Offering price per Unit ($10.00).
In order to protect the amounts held in the Trust Account, the Sponsor agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.00 per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets. This liability will not apply with respect to any claims (i) by a third party who executed a waiver of any and all rights to seek access to the trust account or (ii) under our indemnity of the underwriter of this offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. Marcum LLP, the Company’s independent registered public accounting firm, will not execute agreements with the Company waiving claims to the monies held in the Trust Account.
Liquidity and Going Concern
As of December 31, 2021, the Company had approximately $253,000 in cash and working capital of approximately $318,000 (not taking into account tax obligations of approximately $115,000 that may be paid using investment income earned in Trust Account).
To date, the Company’s liquidity needs have been satisfied through a contribution of $25,000 from Sponsor to cover for certain offering costs in exchange for the issuance of the Founder Shares, the loan of up to $300,000 from the Sponsor pursuant to the Promissory Note (see Note 5), and the proceeds from the consummation of the Private Placement not held in the Trust Account. The Promissory Note was repaid on February 1, 2021. In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, provide the Company Working Capital Loans up to $1,500,000 (see Note 5). As of December 31, 2021, there were no amounts outstanding under any Working Capital Loan.
Based on the foregoing, management believes that the Company will have sufficient working capital and borrowing capacity from the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and

DIAMONDHEAD HOLDINGS CORP.
NOTES TO FINANCIAL STATEMENTS
directors to meet its needs through the consummation of a Business Combination. However, in connection with management’s assessment of going concern considerations in accordance with FASB ASC Topic 205-40, “Presentation of Financial Statements-Going Concern,” management has determined that the mandatory liquidation and subsequent dissolution raise substantial doubt about its ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after January 28, 2023.
Risks and Uncertainties
Management is currently evaluating the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Note 2 — Basis of Presentation and Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements are presented in in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).
Emerging Growth Company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.
This may make comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of

DIAMONDHEAD HOLDINGS CORP.
NOTES TO FINANCIAL STATEMENTS
revenues and expenses during the reporting period. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.
Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. As of December 31, 2021 and 2020, the Company had no cash equivalents held outside the Trust Account.
Investments Held in Trust Account
The Company’s portfolio of investments is comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities and generally have a readily determinable fair value, or a combination thereof. When the Company’s investments held in the Trust Account are comprised of U.S. government securities, the investments are classified as trading securities. When the Company’s investments held in the Trust Account are comprised of money market funds, the investments are recognized at fair value. Trading securities and investments in money market funds are presented on the balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities are included in income from investments held in Trust Account in the accompanying statements of operations. The estimated fair values of investments held in the Trust Account are determined using quoted market prices.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000 and investments held in the Trust Account. As of December 31, 2021 and 2020, the Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.
Fair Value of Financial Instruments
The fair value of the Company’s assets and liabilities which qualify as financial instruments under the FASB ASC Topic 820, “Fair Value Measurements,” equal or approximate the carrying amounts represented in the balance sheets.
Fair Value Measurements
Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.
The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers consist of:
•
Level 1, defined as observable inputs such as quoted prices for identical instruments in active markets;

•
Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

DIAMONDHEAD HOLDINGS CORP.
NOTES TO FINANCIAL STATEMENTS
•
Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.
Derivative Warrant Liabilities
The Company does not use derivative instruments to hedge its exposures to cash flow, market or foreign currency risks. Management evaluates all of the Company’s financial instruments, including issued warrants to purchase its Class A common stock, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480, and ASC Topic 815-15, “Derivatives and Hedging” (“ASC 815”). The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period.
The warrants issued in connection with the Initial Public Offering (the “Public Warrants”) and the Private Placement Warrants are recognized as derivative liabilities in accordance with ASC 815. Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjusts the instruments to fair value at each reporting period until they are exercised. Their re-measurement to fair value is recognized in the Company’s statements of operations. The fair value of the Public Warrants issued in connection with the Initial Public Offering were initially measured at fair value using a Monte Carlo simulation model, and the Private Placement Warrants have been measured at fair value using a modified Black-Scholes model. As of December 31, 2021, the value of the Public Warrants was measured based on the listed market price of such warrants since being separately listed and traded. The determination of the fair value of the warrant liabilities may be subject to change as more current information becomes available and accordingly the actual results could differ significantly. Derivative warrant liabilities are classified as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.
Offering Costs Associated with the Initial Public Offering
Offering costs consisted of legal, accounting, underwriting fees and other costs incurred through the Initial Public Offering that were directly related to the Initial Public Offering. Offering costs are allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs associated with warrant liabilities are expensed as incurred, presented as non-operating expenses in the statements of operations. Offering costs associated with the Class A common stock were charged against the carrying value of the Class A common stock upon the completion of the Initial Public Offering. The Company classifies deferred underwriting commissions as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.
Class A Common Stock Subject to Possible Redemption
The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in ASC Topic 480, “Distinguishing Liabilities from Equity.” Class A common stock subject to mandatory redemption (if any) is classified as liability instruments and are measured at fair value. Conditionally redeemable Class A common stock (including Class A common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, Class A common stock is classified as stockholders’ equity. The Company’s Class A common stock feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, as of December 31, 2021, 34,500,000 shares of

DIAMONDHEAD HOLDINGS CORP.
NOTES TO FINANCIAL STATEMENTS
Class A common stock subject to possible redemption are presented at redemption value as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheets. There was no Class A common stock issued or outstanding at December 31, 2020.
The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of the Class A common stock subject to possible redemption to equal the redemption value at the end of each reporting period. This method would view the end of the reporting period as if it were also the redemption date for the security. Immediately upon the closing of the Initial Public Offering, the Company recognized the accretion from initial book value to redemption amount, which resulted in charges against additional paid-in capital (to the extent available) and accumulated deficit.
Income Taxes
The Company follows the asset and liability method of accounting for income taxes under FASB ASC Topic 740, “Income Taxes” (“ASC 740”). Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.
ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of December 31, 2021 and December 31, 2020. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.
Net Income (Loss) Per Share of Common Stock
The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” The Company has two classes of shares, which are referred to as Class A common stock and Class B common stock. Income and losses are shared pro rata between the two classes of shares. Net income (loss) per common stock is calculated by dividing the net income by the weighted average shares of common stock outstanding for the respective period.
The calculation of diluted net income (loss) per common stock does not consider the effect of the warrants issued in connection with the Initial Public Offering and the Private Placement to purchase an aggregate of 14,558,333 shares of common stock in the calculation of diluted income (loss) per share, because their exercise is contingent upon future events. Accretion associated with the redeemable Class A common stock is excluded from earnings per share as the redemption value approximates fair value.

DIAMONDHEAD HOLDINGS CORP.
NOTES TO FINANCIAL STATEMENTS
The following table reflects presents a reconciliation of the numerator and denominator used to compute basic and diluted net income (loss) per share for each class of common stock:
	For the Year Ended December 31, 2021		For the Period From October 7, 2020 (Inception) through December 31, 2020
	Class A	Class B	Class A	Class B
Basic and diluted net income (loss) per common stock:
Numerator:
Allocation of net income (loss) – Basic	$2,136,906	$571,335	$—	$(1,892)
Allocation of net income (loss) – Diluted	$2,132,523	$575,718	$—	$(1,892)
Denominator:
Basic weighted average common stock outstanding	31,947,945	8,541,781	—	7,500,000
Diluted weighted average common stock outstanding	31,947,945	8,625,000	—	7,500,000
Basic and diluted net income (loss) per common stock	$0.07	$0.07	$—	$(0.00)
Recent Accounting Pronouncements
In August 2020, the FASB issued Accounting Standards Update (“ASU”) No. 2020-06, “Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”)”, which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. The ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for the derivative scope exception, and it simplifies the diluted earnings per share calculation in certain areas. The Company adopted ASU 2020-06 on January 1, 2021. Adoption of the ASU did not impact the Company’s financial position, results of operations or cash flows.
The Company’s management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.
Note 3 — Initial Public Offering
On January 28, 2021, the Company consummated its Initial Public Offering of 34,500,000 Units, including 4,500,000 Over-Allotment Units, at $10.00 per Unit, generating gross proceeds of $345.0 million, and incurring offering costs of approximately $19.6 million, of which approximately $12.1 million is included in deferred underwriting commissions.
Each Unit consists of one share of Class A common stock and one-fourth of one redeemable warrant (“Public Warrant”). Each whole Public Warrant will entitle the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 7).
Note 4 — Private Placement
Simultaneously with the closing of the Initial Public Offering, the Company consummated the Private Placement of 5,933,333 Private Placement Warrants at a price of $1.50 per Private Placement Warrant to the Sponsor and the Anchor Investors, generating proceeds of $8.9 million.

DIAMONDHEAD HOLDINGS CORP.
NOTES TO FINANCIAL STATEMENTS
Each Private Placement Warrant will be exercisable to purchase one share of Class A common stock at a price of $11.50 per share. A portion of the proceeds from the Private Placement Warrants was added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds of the sale of the Private Placement Warrants will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Placement Warrants will expire worthless. There will be no redemption rights or liquidating distributions from the Trust Account with respect to the Placement Warrants.
Note 5 — Related Party Transactions
Founder Shares
On October 21, 2020, the Sponsor paid $25,000 on behalf of the Company to cover certain offering costs in exchange for issuance of 8,625,000 shares of the Company’s Class B common stock (the “Founder Shares”). Additionally, upon consummation of the Business Combination, the Sponsor has agreed to transfer an aggregate of 1,250,625 Founder Shares to the Anchor Investors for the same price originally paid for such shares. The Founder Shares will automatically convert into Class A common stock upon consummation of a Business Combination on a one-for-one basis, subject to certain adjustments, as described in Note 8.
The Founder Shares included an aggregate of up 1,125,000 shares subject to forfeiture to the extent that the underwriter’s option to purchase additional units was not exercised in full, so that the Sponsor would own, on an as-converted basis, 20% of the Company’s issued and outstanding shares after the Initial Public Offering. On January 28, 2021, the underwriters fully exercised the over-allotment option; thus, these 1,125,000 Founder Shares were no longer subject to forfeiture.
The Sponsor and the Anchor Investors agreed, subject to limited exceptions, not to transfer, assign or sell any of its Founder Shares until the earlier to occur of: (A) one year after the completion of a Business Combination or (B) subsequent to a Business Combination, (x) if the last reported sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.
Promissory Note — Related Party
On October 21, 2020, the Sponsor agreed to loan the Company an aggregate of up to $300,000 to cover expenses related to the Initial Public Offering (the “Promissory Note”). The Promissory Note was non-interest bearing and due upon the completion of the Initial Public Offering. As of December 31, 2020, the Company borrowed $130,000 under the Promissory Note. On February 1, 2021, the Company repaid the Promissory Note in full. Subsequent to repayment, the facility is no longer available to the Company.
Related Party Loans
In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no

DIAMONDHEAD HOLDINGS CORP.
NOTES TO FINANCIAL STATEMENTS
written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1.5 million of such Working Capital Loans may be convertible into warrants of the post-Business Combination entity at a price of $1.50 per warrant. The warrants would be identical to the Private Placement Warrants.
Administrative Support Agreement
The Company agreed, commencing on the effective date of the Initial Public Offering through the earlier of the Company’s consummation of a Business Combination and its liquidation, to pay the Sponsor a total of $10,000 per month for office space, utilities, secretarial and administrative support. The Sponsor has waived these fees through December 31, 2021.
Note 6 — Commitments and Contingencies
Registration Rights
The holders of the Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans (and any shares of Class A common stock issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of working capital loans and upon conversion of the Founder Shares) were entitled to registration rights pursuant to a registration rights agreement signed upon the effective date of Initial Public Offering, requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion to Class A common stock). The holders of the majority of these securities were entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. The Company will bear the expenses incurred in connection with the filing of any such registration statements.
Underwriting Agreement
The Company granted the underwriter a 45-day option from the date of Initial Public Offering to purchase up to 4,500,000 additional Units at the Initial Public Offering price less the underwriting discounts and commissions. On January 28, 2021, the underwriters fully exercised the over-allotment option.
The underwriter was entitled to a cash underwriting discount of $0.20 per Unit, or $6.9 million in the aggregate, paid upon the closing of the Initial Public Offering. In addition, the underwriter was entitled to a deferred fee of $0.35 per Unit, or approximately $12.1 million in the aggregate. The deferred fee will become payable to the underwriter from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.
Consulting Agreement
The Company entered into a consulting agreement, pursuant to which the consultant will provide the Company, among other services, assistance in technical diligence of a potential target for a Business Combination. The Company expects to pay the consultant approximately $2.6 million in connection with the consummation of a Business Combination.
Note 7 — Derivative Warrant Liabilities
As of December 31, 2021, the Company had 8,625,000 Public Warrants and 5,933,333 Private Placement Warrants outstanding.

DIAMONDHEAD HOLDINGS CORP.
NOTES TO FINANCIAL STATEMENTS
Public Warrants may only be exercised for a whole number of shares. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.
The Company will not be obligated to deliver any shares of Class A common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of Class A common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration. No warrant will be exercisable and the Company will not be obligated to issue any shares of Class A common stock upon exercise of a warrant unless Class A common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants.
The Company agreed that as soon as practicable, but in no event later than 15 business days, after the closing of a Business Combination, the Company will use its best efforts to file, and within 60 business days following a Business Combination to have declared effective, a registration statement for the registration, under the Securities Act, of the shares of Class A common stock issuable upon exercise of the warrants. The Company will use its reasonable best efforts to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. Notwithstanding the above, if the Class A common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but will be required to use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.
Redemptions of Warrants When the Price Per Share of Class A Common Stock Equals or Exceeds $18.00 — Once the warrants become exercisable, the Company may redeem the Public Warrants:
•
in whole and not in part;

•
at a price of $0.01 per warrant;

•
upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

if, and only if, closing price of the Company’s Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before the Company sends the notice of redemption to each warrant holder.
If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.
Redemption of Warrants When the Price per Share of Class A Common Stock Equals or Exceeds $10.00 — Once the warrants become exercisable, the Company may redeem the outstanding warrants:
•
in whole and not in part;

•
at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants, but only on a cashless basis, prior to redemption and receive that number of shares to be determined by reference to the table below, based on the redemption date and the “fair market value” of our Class A common stock except as otherwise described below;

DIAMONDHEAD HOLDINGS CORP.
NOTES TO FINANCIAL STATEMENTS
•
if, and only if, the closing price of our Class A common stock equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, reclassifications, recapitalizations and the like) for any 20 trading days within the 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders; and

•
if the closing price of the Class A common stock for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders is less than $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, reclassifications, recapitalizations and the like), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above.

If the Company calls the Public Warrants for redemption for cash, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis”, as described in the warrant agreement. The exercise price and number of shares of Class A common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuance of Class A common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.
In addition, if the Company issues additional shares of common stock or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at a Newly Issued Price of less than $9.20 per share of common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors, and in the case of any such issuance to our initial stockholders or their respective affiliates, without taking into account any Founder Shares held by them, as applicable, prior to such issuance), the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the Newly Issued Price.
The Private Placement Warrants will be identical to the Public Warrants underlying the Units being sold in the Initial Public Offering, except that the Private Placement Warrants and the Class A common stock issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Placement Warrants will be exercisable on a cashless basis and be non-redeemable so long as they are held by the initial purchasers or their permitted transferees (except as set forth under “Redemption of Warrants when the Price per Share of Class A Common Stock Equals or Exceeds $10.00”). If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.
Note 8 — Class A Common Stock Subject to Possible Redemption
The Company’s Class A common stock feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of future events. The Company is authorized to issue 300,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of the Company’s Class A common stock are entitled to one vote for each share. As of December 31, 2021, there were 34,500,000 shares of Class A common stock outstanding, which were all subject to possible redemption and are classified outside of permanent equity in the balance sheet.

DIAMONDHEAD HOLDINGS CORP.
NOTES TO FINANCIAL STATEMENTS
The Class A common stock subject to possible redemption reflected on the balance sheet is reconciled on the following table:
Gross Proceeds	$345,000,000
Less:
Proceeds allocated to Public Warrants	(7,762,500)
Class A common stock issuance costs	(19,114,492)
Plus:
Accretion of carrying value to redemption value	26,876,992
Class A common stock subject to possible redemption	$345,000,000
Note 9 — Stockholders’ Equity (Deficit)
Preferred Stock — The Company is authorized to issue 10,000,000 shares of preferred stock with a par value of $0.0001 per share with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. At December 31, 2021 and 2020, there were no shares of preferred stock issued or outstanding.
Class A Common Stock — The Company is authorized to issue 300,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of Class A common stock are entitled to one vote for each share. At December 31, 2021, there were 34,500,000 shares of Class A common stock issued and outstanding, all subject to possible redemption and classified as temporary equity. (See Note 8). At December 31, 2020, there were no shares of Class A common stock issued or outstanding.
Class B Common Stock — The Company is authorized to issue 10,000,000 shares of Class B common stock with a par value of $0.0001 per share. Holders of Class B common stock are entitled to one vote for each share. As of December 31, 2021 and 2020, there were 8,625,000 shares of Class B common stock issued and outstanding. Of the 8,625,000 shares of Class B common stock outstanding as of December 31, 2020, up to 1,125,000 shares were subject to forfeiture to the extent that the underwriter’s option to purchase additional units was not exercised in full, so that the Sponsor would own 20% of the Company’s issued and outstanding common stock after the Initial Public Offering. On January 28, 2021, the underwriters fully exercised the over-allotment option; thus, these 1,125,000 Founder Shares were no longer subject to forfeiture.
Holders of Class A common stock and Class B common stock will vote together as a single class on all matters submitted to a vote of stockholders, except as required by law.
The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of a Business Combination on a one-for-one basis, subject to adjustment. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the Initial Public Offering and related to the closing of a Business Combination, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock outstanding upon the completion of the Initial Public Offering plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with a Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in a Business Combination). Holders of Founder Shares may also elect to convert their shares of Class B common stock into an equal number of shares of Class A common stock, subject to adjustment as provided above, at any time.

DIAMONDHEAD HOLDINGS CORP.
NOTES TO FINANCIAL STATEMENTS
Note 10 — Fair Value Measurements
The following tables presents information about the Company’s financial assets and liabilities that are measured at fair value on a recurring basis by level within the fair value hierarchy:
	Fair Value Measured as of December 31, 2021
	Level 1	Level 2	Level 3	Total
Assets
Investments held in Trust Account – Money Market Funds	$345,020,717	$—	$—	$345,020,717
Liabilities:
Derivative public warrant liabilities	$5,175,000	$—	$—	$5,175,000
Derivative private warrant liabilities	$—	$—	$3,619,330	$3,619,330
As of December 31, 2020, there were no assets or liabilities that were measured at fair value on a recurring basis.
Transfers to/from Levels 1, 2 and 3 are recognized at the beginning of the reporting period. The Public Warrants were transferred from Level 3 to Level 1 in March 2021 since being separately listed and traded.
Level 1 assets include investments in mutual funds invested in government securities. The Company uses inputs such as actual trade data, benchmark yields, quoted market prices from dealers or brokers, and other similar sources to determine the fair value of its investments.
Prior to being publicly traded, the fair value of the Public Warrants issued in connection with the Initial Public Offering were measured at fair value using a Monte Carlo simulation model, and the Private Placement Warrants have been measured at fair value using a modified Black-Scholes model. As of December 31, 2021, the value of the Public Warrants was measured based on the trading price since being separately listed and traded. For the year ended December 31, 2021, the Company recognized a gain of approximately $4.4 million resulting from a decrease in the fair value of liabilities, presented as change in fair value of derivative warrant liabilities on the accompanying statements of operations.
The estimated fair value of the Private Placement Warrants, and the Public Warrants prior to being separately listed and traded, is determined using Level 3 inputs. Inherent in a Monte Carlo simulation and a Black-Scholes model are assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its common stock based on the historical volatility of an index of companies that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.
The following table provides quantitative information regarding Level 3 fair value measurements inputs at their measurement dates:
	As of January 28, 2021	As of December 31, 2021
Exercise price	$11.50	$11.50
Stock Price	$9.79	$9.74
Option term (in years)	5.00	4.82
Volatility	19%	12%
Risk-free interest rate	0.7%	1.3%

DIAMONDHEAD HOLDINGS CORP.
NOTES TO FINANCIAL STATEMENTS
The change in the fair value of the derivative warrant liabilities measured utilizing Level 1 and Level 3 inputs for the year ended December 31, 2021, is summarized as follows:
Derivative warrant liabilities at January 1, 2021 – Level 3	$—
Issuance of Derivative Warrants – Level 3	13,161,830
Transfer of Public Warrants to Level 1	(7,762,500)
Change in fair value of derivative warrant liabilities – Level 3	(1,780,000)
Derivative warrant liabilities at December 31, 2021 – Level 3	$3,619,330
Note 11 — Income Taxes
The Company’s taxable income primarily consists of interest income on the Trust Account. The Company’s general and administrative expenses are generally considered start-up costs and are not currently deductible.
The income tax provision (benefit) consists of the following for the year ended December 31, 2021:
December 31, 2021
Current
Federal	$—
State	—
Deferred
Federal	(254,140)
State	—
Valuation allowance	254,140
Income tax provision	$—
The Company’s net deferred tax assets were as follows as of December 31, 2021:
December 31, 2021
Deferred tax assets:
Net operating loss	37,649
Start-up/Organization costs	216,490
Total deferred tax assets	254,140
Valuation allowance	(254,140)
Deferred tax asset, net of allowance	$—
The income tax provision (benefit) and deferred tax assets at December 31, 2020 were deemed immaterial. As of December 31, 2021, the Company had $179,283 of U.S. federal net operating loss carryovers available to offset future taxable income which do not expire.
In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax assets, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the year ending December 31, 2021 the change in valuation allowance was $254,140.

DIAMONDHEAD HOLDINGS CORP.
NOTES TO FINANCIAL STATEMENTS
A reconciliation of the statutory federal income tax rate (benefit) to the Company’s effective tax rate (benefit) for the year ended December 31, 2021 is as follows:
December 31, 2021
Statutory Federal income tax rate	21.0%
Financing costs	3.5%
Change in fair value of derivative warrant liabilities	(33.9)%
Change in valuation allowance	9.4%
Income taxes benefit	0.0%
Note 12 — Subsequent Events
Management has evaluated subsequent events to determine if events or transactions occurring through the date the financial statements were issued. The Company did not identify any subsequent event, other than described below, that would have required adjustment or disclosure in the consolidated financial statements.
In March 2022, Antara Capital acquired an approximately 50% interest in our sponsor, DHP SPAC II Sponsor LLC, an entity controlled by David Hamamoto. Antara Capital, founded by Himanshu Gulati in 2018, invests across a wide variety of financial instruments, including loans, bonds, convertible bonds, stressed/distressed credit and special situation equity investments.

DIAMONDHEAD HOLDINGS CORP.
CONDENSED CONSOLIDATED BALANCE SHEETS
	September 30, 2022	December 31, 2021
	(unaudited)
Assets:
Current assets:
Cash	$10,920	$252,601
Prepaid expenses	137,063	240,075
Total current assets	147,983	492,676
Investments held in Trust Account	346,615,567	345,020,717
Total Assets	$346,763,550	$345,513,393
Liabilities, Class A Common Stock Subject to Possible Redemption and Stockholders’ Deficit:
Current liabilities:
Accounts payable	$146,192	$54,391
Accrued expenses	2,099,500	120,000
Income tax payable	352,045	—
Franchise tax payable	16,614	114,645
Total current liabilities	2,614,351	289,036
Deferred underwriting commissions	—	12,075,000
Derivative warrant liabilities	3,494,000	8,794,330
Total liabilities	6,108,351	21,158,366
Commitments and Contingencies (Note 6)
Class A common stock subject to possible redemption, $0.0001 par value; 34,500,000 shares at $10.031 and $10.000 per share redemption value at September 30, 2022 and December 31, 2021, respectively	346,085,953	345,000,000
Stockholders’ Deficit:
Preferred stock, $0.0001 par value; 10,000,000 shares authorized; none issued or outstanding	—	—
Class A common stock, $0.0001 par value; 300,000,000 shares authorized; no non-redeemable shares issued or outstanding at September 30, 2022 and December 31, 2021	—	—
Class B common stock, $0.0001 par value; 10,000,000 shares authorized; 8,625,000 shares issued and outstanding at September 30, 2022 and December 31, 2021	863	863
Additional paid-in capital	—	—
Accumulated deficit	(5,431,617)	(20,645,836)
Total stockholders’ deficit	(5,430,754)	(20,644,973)
Total Liabilities, Class A Common Stock Subject to Possible Redemption and Stockholders’ Deficit	$346,763,550	$345,513,393
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

DIAMONDHEAD HOLDINGS CORP.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2022	2021	2022	2021
General and administrative expenses	$2,102,853	$100,792	$2,546,562	$867,930
Franchise tax expense	49,863	49,863	147,945	147,447
Loss from operations	(2,152,716)	(150,655)	(2,694,507)	(1,015,377)
Change in fair value of derivative warrant liabilities	(2,038,170)	6,669,920	5,300,330	3,930,750
Financing costs – derivative warrant liabilities	—	—	—	(449,070)
Income from investments held in Trust Account	1,558,441	5,301	2,076,393	14,175
Gain from settlement of deferred underwriting commissions on public warrants	271,688	—	271,688	—
Net (loss) income before income tax expense	(2,360,757)	6,524,566	4,953,904	2,480,478
Income tax expense	394,167	—	457,045	—
Net (loss) income	$(2,754,924)	$6,524,566	$4,496,859	$2,480,478
Weighted average shares outstanding of Class A common stock	34,500,000	34,500,000	34,500,000	31,087,912
Basic and diluted net (loss) income per share, Class A common stock	$(0.06)	$0.15	$0.10	$0.06
Basic weighted average shares outstanding of Class B common stock	8,625,000	8,625,000	8,625,000	8,513,736
Diluted weighted average shares outstanding of Class B common stock	8,625,000	8,625,000	8,625,000	8,625,000
Basic and diluted net (loss) income per share, Class B common stock	$(0.06)	$0.15	$0.10	$0.06
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

DIAMONDHEAD HOLDINGS CORP.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT
For the Three and Nine Months Ended September 30, 2022
	Common Stock				Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance – December 31, 2021	—	$—	8,625,000	$863	$—	$(20,645,836)	$(20,644,973)
Net income	—	—	—	—	—	3,628,047	3,628,047
Balance – March 31, 2022 (unaudited)	—	$—	8,625,000	$863	$—	$(17,017,789)	$(17,016,926)
Remeasurement of Class A common stock subject to redemption	—	—	—	—	—	(76,542)	(76,542)
Net income	—	—	—	—	—	3,623,736	3,623,736
Balance – June 30, 2022 (unaudited)	—	$—	8,625,000	$863	$—	$(13,470,595)	$(13,469,732)
Extinguishment of deferred underwriting commissions on public shares	—	—	—	—	11,803,313	—	11,803,313
Reclass from additional paid in capital to retained earnings	—	—	—	—	(11,803,313)	11,803,313	—
Remeasurement of Class A common stock subject to redemption	—	—	—	—	—	(1,009,411)	(1,009,411)
Net loss	—	—	—	—	—	(2,754,924)	(2,754,924)
Balance – September 30, 2022 (unaudited)	—	$—	8,625,000	$863	$—	$(5,431,617)	$(5,430,754)
For the Three and Nine Months Ended September 30, 2021
	Common Stock				Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance – December 31, 2020	—	$—	8,625,000	$863	$24,137	$(1,892)	$23,108
Excess of cash received over fair value of private placement warrants	—	—	—	—	3,500,670	—	3,500,670
Accretion of Class A common stock to redemption amount	—	—	—	—	(3,524,807)	(23,352,185)	(26,876,992)
Net income	—	—	—	—	—	3,112,761	3,112,761
Balance – March 31, 2021 (unaudited)	—	$—	8,625,000	$863	$—	$(20,241,316)	$(20,240,453)
Net loss	—	—	—	—	—	(7,156,849)	(7,156,849)
Balance – June 30, 2021 (unaudited)	—	$—	8,625,000	$863	$—	$(27,398,165)	$(27,397,302)
Net income	—	—	—	—	—	6,524,566	6,524,566
Balance – September 30, 2021 (unaudited)	—	$—	8,625,000	$863	$—	$(20,873,599)	$(20,872,736)
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

DIAMONDHEAD HOLDINGS CORP.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
	For the Nine Months Ended September 30,
	2022	2021
Cash Flows from Operating Activities:
Net income	$4,496,859	$2,480,478
Adjustments to reconcile net income to net cash used in operating activities:
Change in fair value of derivative warrant liabilities	(5,300,330)	(3,930,750)
Financing costs – derivative warrant liabilities	—	449,070
Income from investments held in Trust Account	(2,076,393)	(14,175)
Gain from settlement of deferred underwriting commissions on public warrants	(271,688)	—
Changes in operating assets and liabilities:
Prepaid expenses	103,013	(296,330)
Accounts payable	91,801	47,392
Accrued expenses	2,049,500	(136,250)
Franchise tax payable	(98,031)	100,362
Income tax payable	352,045	—
Net cash used in operating activities	(653,224)	(1,300,203)
Cash Flows from Investing Activities
Cash deposited in Trust Account	—	(345,000,000)
Interest released from Trust Account	481,543	—
Net cash provided by (used in) investing activities	481,543	(345,000,000)
Cash Flows from Financing Activities:
Repayment of note payable	—	(130,000)
Proceeds received from initial public offering, gross	—	345,000,000
Proceeds received from private placement	—	8,900,000
Offering costs paid	(70,000)	(7,143,422)
Net cash (used in) provided by financing activities	(70,000)	346,626,578
Net (decrease) increase in cash	(241,681)	326,375
Cash – beginning of the period	252,601	16,110
Cash – end of the period	$10,920	$342,485
Supplemental disclosure of noncash financing activities:
Remeasurement of Class A common stock subject to possible redemption	$1,085,953	$—
Offering costs included in accrued expenses	$—	$70,000
Deferred underwriting commissions	$—	$12,075,000
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

DIAMONDHEAD HOLDINGS CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Note 1 — Description of Organization and Business Operations
DiamondHead Holdings Corp. (the “Company” or “DHHC”) is a blank check company incorporated in Delaware on October 7, 2020. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). The Company is not limited to a particular industry or sector for purposes of consummating a Business Combination. The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.
As of September 30, 2022, the Company had not commenced any operations. All activity from the Company’s inception to September 30, 2022 relates to the Company’s formation and the Initial Public Offering (the “Initial Public Offering”) and since the closing of the Initial Public Offering (as described below), the search for a prospective initial Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating income in the form of interest income on investments held in trust from the proceeds of its Initial Public Offering and Private Placement described below, and from changes in the fair value of its derivative warrant liability.
On September 10, 2022, the Company entered into a Business Combination Agreement (the “Business Combination Agreement”) with Hestia Merger Sub, Inc., a South Carolina corporation and wholly-owned subsidiary of DHHC (“Merger Sub”), and Great Southern Homes, Inc., a South Carolina corporation (“GSH”), pursuant to which the Company expects to effect a business combination with GSH through the merger of Merger Sub with and into GSH (the “Merger”), with GSH surviving the Merger as a wholly-owned subsidiary of the Company. Upon the consummation of the transactions contemplated by the Business Combination Agreement (the “Transactions”), the Company expects to be renamed United Homes Group, Inc. The obligations of the Company, Merger Sub and GSH to consummate the Merger are subject to the satisfaction or waiver of certain closing conditions, which are further described in the Business Combination Agreement.
The Company’s sponsor is DHP SPAC-II Sponsor LLC, a Delaware limited liability company (the “Sponsor”). The registration statement for the Company’s Initial Public Offering was declared effective on January 25, 2021. On January 28, 2021, the Company consummated its Initial Public Offering of 34,500,000 units (the “Units” and, with respect to the Class A common stock included in the Units being offered, the “Public Shares”), including 4,500,000 additional Units to cover over-allotments (the “Over-Allotment Units”), at $10.00 per Unit, generating gross proceeds of $345.0 million, and incurring offering costs of approximately $19.6 million, including approximately $12.1 million in deferred underwriting commissions (Note 6).
On August 10, 2022, the underwriter from the Initial Public Offering resigned from its role in any Business Combination and waived its entitlement to the deferred underwriting commissions in the amount of $12.1 million.
Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (“Private Placement”) of 5,933,333 warrants (each, a “Private Placement Warrant” and collectively, the “Private Placement Warrants”) at a price of $1.50 per Private Placement Warrant to our Sponsor and to certain qualified institutional buyers or institutional accredited investors, including certain funds and accounts managed by subsidiaries of BlackRock, Inc. and Millennium Management LLC (each, an “Anchor Investor”), generating proceeds of $8.9 million (Note 4).
Upon the closing of the Initial Public Offering and the Private Placement, $345.0 million ($10.00 per Unit) of the net proceeds of the Initial Public Offering and certain of the proceeds of the Private Placement were placed in a trust account (“Trust Account”), located in the United States and invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as

DIAMONDHEAD HOLDINGS CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
amended (the “Investment Company Act”), with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account, as described below.
The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete a Business Combination with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on interest earned on the Trust Account) at the time of the agreement to enter into a Business Combination. The Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.
The Company will provide its holders of the outstanding Public Shares (the “Public Stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.00 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). The per-share amount to be distributed to Public Stockholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriter (as discussed in Note 6). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants. The Public Shares subject to redemption have been recorded at redemption value and classified as temporary equity upon the completion of the Initial Public Offering in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity” (“ASC 480”). The Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Certificate of Incorporation (the “Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transactions is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the Company’s Sponsor, officers and directors agreed to vote their Founder Shares (as defined in Note 5) and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each Public Stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction.
If the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Certificate of Incorporation provides that a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended

DIAMONDHEAD HOLDINGS CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Public Shares, without the prior consent of the Company.
The Sponsor agreed (a) to waive its redemption rights with respect to any Founder Shares and Public Shares held by it in connection with the completion of a Business Combination and (b) not to propose an amendment to the Certificate of Incorporation that would affect the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if the Company does not complete a Business Combination, unless the Company provides the Public Stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.
The Company will have 24 months from the closing of the Initial Public Offering, or January 28, 2023, to complete a Business Combination (the “Combination Period”). If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.
The Sponsor agreed to waive its liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor or any of its affiliates acquire Public Shares after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriter agreed to waive its right to its deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period, and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Initial Public Offering price per Unit ($10.00).
In order to protect the amounts held in the Trust Account, the Sponsor agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.00 per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets. This liability will not apply with respect to any claims (i) by a third party who executed a waiver of any and all rights to seek access to the trust account or (ii) under our indemnity of the underwriter of this offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. Marcum LLP, the Company’s independent registered public accounting firm, will not execute agreements with the Company waiving claims to the monies held in the Trust Account.

DIAMONDHEAD HOLDINGS CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Note 2 — Basis of Presentation and Summary of Significant Accounting Policies
Basis of Presentation
The accompanying condensed consolidated financial statements of the Company have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) for interim financial information and Article 10 of Regulation S-X. Accordingly, certain disclosures included in the annual consolidated financial statements have been condensed or omitted from these consolidated financial statements as they are not required for interim consolidated financial statements under GAAP and the rules of the SEC. In the opinion of management, all adjustments (consisting of normal accruals) considered for a fair presentation have been included. Operating results for the three and nine months ended September 30, 2022 are not necessarily indicative of the results that may be expected for the year ending December 31, 2022 or any future period.
The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on April 13, 2022, which contains the audited consolidated financial statements and notes thereto. The financial information as of December 31, 2021, is derived from the audited consolidated financial statements presented in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on April 13, 2022.
Liquidity and Going Concern
As of September 30, 2022, the Company had approximately $11,000 in cash and a working capital deficit of approximately $2.1 million (not taking into account tax obligations of approximately $369,000 that may be paid using investment income earned in Trust Account).
The Company’s liquidity needs have been satisfied through a contribution of $25,000 from Sponsor to cover for certain offering costs in exchange for the issuance of the Founder Shares, a loan of up to $300,000 from the Sponsor pursuant to the Promissory Note (see Note 5), and the proceeds from the consummation of the Private Placement not held in the Trust Account. The Promissory Note was repaid on February 1, 2021. In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, provide the Company Working Capital Loans up to $1,500,000 (see Note 5). As of September 30, 2022 and December 31, 2021, there were no amounts outstanding under any Working Capital Loan.
In connection with management’s assessment of going concern considerations in accordance with FASB ASC Topic 205-40, “Presentation of Consolidated Financial Statements-Going Concern,” management has determined that the existing liquidity condition, mandatory liquidation and subsequent dissolution raise substantial doubt about its ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate on or after January 28, 2023.
Risks and Uncertainties
Various social and political circumstances in the United States and around the world (including wars and other forms of conflict, including rising trade tensions between the United States and China, and other uncertainties regarding actual and potential shifts in the United States and foreign, trade, economic and other policies with other countries, terrorist acts, security operations and catastrophic events such as fires, floods, earthquakes, tornadoes, hurricanes and global health epidemics), may also contribute to increased market volatility and economic uncertainties or deterioration in the United States and worldwide. Specifically, the rising conflict between Russia and Ukraine, and resulting market volatility could adversely affect the Company’s ability to complete a business combination. In response to the conflict between Russia and Ukraine, the United States and other countries have imposed sanctions or other restrictive actions against Russia. Any of the above factors, including sanctions, export controls, tariffs, trade wars and other

DIAMONDHEAD HOLDINGS CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
governmental actions, could have a material adverse effect on the Company’s ability to complete a business combination and the value of the Company’s securities.
On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases of stock by publicly — traded U.S. domestic corporations and certain U.S. domestic subsidiaries of publicly — traded foreign corporations occurring on or after January 1, 2023. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax. Any share redemption or other share repurchase that occurs after December 31, 2022, in connection with a Business Combination, extension vote or otherwise, may be subject to the excise tax. Whether and to what extent the Company would be subject to the excise tax in connection with a Business Combination, extension vote or otherwise will depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, extension or otherwise, (ii) the structure of a Business Combination, (iii) the nature and amount of any “PIPE” or other equity issuances in connection with a Business Combination (or otherwise issued not in connection with a Business Combination but issued within the same taxable year of a Business Combination) and (iv) the content of regulations and other guidance from the Treasury. In addition, because the excise tax would be payable by the Company and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The foregoing could cause a reduction in the cash available on hand to complete a Business Combination and in the Company’s ability to complete a Business Combination.
Management continues to evaluate the impact of these types of risks and has concluded that while it is reasonably possible that these risks and uncertainties could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these unaudited condensed consolidated financial statements. The unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Emerging Growth Company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

DIAMONDHEAD HOLDINGS CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
This may make comparison of the Company’s condensed consolidated financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult because of the potential differences in accounting standards used.
Use of Estimates
The preparation of the condensed consolidated financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the condensed consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.
Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. As of September 30, 2022 and December 31, 2021, the Company had no cash equivalents held outside the Trust Account.
Investments Held in Trust Account
The Company’s portfolio of investments is comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities and generally have a readily determinable fair value, or a combination thereof. When the Company’s investments held in the Trust Account are comprised of U.S. government securities, the investments are classified as trading securities. When the Company’s investments held in the Trust Account are comprised of money market funds, the investments are recognized at fair value. Trading securities and investments in money market funds are presented on the condensed consolidated balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities are included in income from investments held in Trust Account in the accompanying condensed consolidated statements of operations. The estimated fair values of investments held in the Trust Account are determined using quoted market prices.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000 and investments held in the Trust Account. As of September 30, 2022 and December 31, 2021, the Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.
Fair Value of Financial Instruments
The fair value of the Company’s assets and liabilities which qualify as financial instruments under the FASB ASC Topic 820, “Fair Value Measurement,” equal or approximate the carrying amounts represented in the condensed consolidated balance sheets.
Fair Value Measurements
Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.

DIAMONDHEAD HOLDINGS CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
•
Level 1, defined as observable inputs such as quoted prices for identical instruments in active markets;

•
Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•
Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.
Derivative Warrant Liabilities
The Company does not use derivative instruments to hedge its exposures to cash flow, market or foreign currency risks. Management evaluates all of the Company’s financial instruments, including issued warrants to purchase its Class A common stock, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480, and FASB ASC Topic 815, “Derivatives and Hedging” (“ASC 815”). The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity is re-assessed at the end of each reporting period.
The warrants issued in connection with the Initial Public Offering (the “Public Warrants”) and the Private Placement Warrants are recognized as derivative liabilities in accordance with ASC 815. Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjusts the instruments to fair value at each reporting period until they are exercised. Their re-measurement to fair value is recognized in the Company’s condensed consolidated statements of operations. The fair value of the Public Warrants issued in connection with the Initial Public Offering were initially measured at fair value using a Monte Carlo simulation model, and the Private Placement Warrants have been measured at fair value using a modified Black-Scholes model. As of September 30, 2022 and December 31, 2021, the value of the Public Warrants is measured based on the listed market price of such warrants since being separately listed and traded. The determination of the fair value of the warrant liabilities may be subject to change as more current information becomes available and accordingly the actual results could differ significantly. Derivative warrant liabilities are classified as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.
Offering Costs Associated with the Initial Public Offering
Offering costs consisted of legal, accounting, underwriting fees and other costs incurred through the Initial Public Offering that were directly related to the Initial Public Offering. Offering costs are allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs associated with warrant liabilities are expensed as incurred, presented as non-operating expenses in the condensed consolidated statements of operations. Offering costs associated with the Class A common stock were charged against the carrying value of the Class A common stock upon the completion of the Initial Public Offering. The Company classifies deferred underwriting commissions as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.
Class A Common Stock Subject to Possible Redemption
The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in ASC 480. Class A common stock subject to mandatory redemption (if any) is classified as a liability instrument and is measured at fair value. Conditionally redeemable Class A common stock

DIAMONDHEAD HOLDINGS CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(including Class A common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, Class A common stock is classified as stockholders’ equity. The Company’s Class A common stock feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, as of September 30, 2022 and December 31, 2021, 34,500,000 shares of Class A common stock subject to possible redemption are presented at redemption value as temporary equity, outside of the stockholders’ equity (deficit) section of the Company’s condensed consolidated balance sheets.
The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of the Class A common stock subject to possible redemption to equal the redemption value at the end of each reporting period. This method would view the end of the reporting period as if it were also the redemption date for the security. Immediately upon the closing of the Initial Public Offering, the Company recognized the accretion from initial book value to redemption amount, which resulted in charges against additional paid-in capital (to the extent available) and accumulated deficit. Subsequently, the Company recognizes changes in redemption value in the accompanying unaudited condensed consolidated statements of changes in stockholders’ deficit.
Income Taxes
The Company follows the asset and liability method of accounting for income taxes under FASB ASC Topic 740, “Income Taxes” (“ASC 740”). Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the consolidated financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.
ASC 740 prescribes a recognition threshold and a measurement attribute for the consolidated financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of September 30, 2022 and December 31, 2021. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.
Our effective tax rate was (16.7)% and 9.2% for the three and nine months ended September 30, 2022, respectively, and 0.00% for the three and nine months ended September 30, 2021. The effective tax rate differs from the statutory tax rate of 21% for the three and nine months ended September 30, 2022 due to the reversal of the valuation allowance on the deferred tax assets, the non-taxable nature of the gain from settlement of deferred underwriter commissions and of the change in fair value of derivative warrant liabilities and the non-deductibility of general and administrative expenses, which are considered start-up costs for tax purposes. The effective tax rate differs from the statutory tax rate of 21% for the three and nine months ended September 30, 2021 due to a full valuation allowance on the deferred tax assets.
While ASC 740 identifies usage of an effective annual tax rate for purposes of an interim provision, it allows for estimating individual elements in the current period if they are significant, unusual or infrequent. The Company is computing its taxable income (loss) and associated income tax provision based on actual results through September 30, 2022.
Net (Loss) Income Per Share of Common Stock
The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” The Company has two classes of shares, which are referred to as Class A common stock and

DIAMONDHEAD HOLDINGS CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Class B common stock. Income and losses are shared pro rata between the two classes of shares. Net (loss) income per common stock is calculated by dividing the net loss) (income by the weighted average shares of common stock outstanding for the respective period.
The calculation of diluted net loss) income per common stock does not consider the effect of the warrants issued in connection with the Initial Public Offering and the Private Placement to purchase an aggregate of 14,558,333 shares of common stock in the calculation of diluted income per share, because their exercise is contingent upon future events. Accretion associated with the redeemable Class A common stock is excluded from earnings per share as the redemption value approximates fair value.
The following table reflects presents a reconciliation of the numerator and denominator used to compute basic and diluted net (loss) income per share for each class of common stock:
	For the Three Months Ended September 30, 2022		For the Three Months Ended September 30, 2021
	Class A	Class B	Class A	Class B
Basic and diluted net (loss) income per common stock:
Numerator:
Allocation of net (loss) income – Basic and diluted	$(2,203,939)	$(550,985)	$5,219,653	$1,304,913
Denominator:
Basic and diluted weighted average common stock outstanding	34,500,000	8,625,000	34,500,000	8,625,000
Basic and diluted net (loss) income per common stock	$(0.06)	$(0.06)	$0.15	$0.15
	For the Nine Months Ended September 30, 2022		For the Nine Months Ended September 30, 2021
	Class A	Class B	Class A	Class B
Basic and diluted net income per common stock:
Numerator:
Allocation of net income – Basic and diluted	$3,597,487	$899,372	$1,947,214	$533,264
Denominator:
Basic weighted average common stock outstanding	34,500,000	8,625,000	31,087,912	8,513,736
Diluted weighted average common stock outstanding	34,500,000	8,625,000	31,087,912	8,625,000
Basic and diluted net income per common stock	$0.10	$0.10	$0.06	$0.06
Recent Accounting Pronouncements
Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s condensed consolidated financial statements.
Note 3 — Initial Public Offering
On January 28, 2021, the Company consummated its Initial Public Offering of 34,500,000 Units, including 4,500,000 Over-Allotment Units, at $10.00 per Unit, generating gross proceeds of $345.0 million, and incurring

DIAMONDHEAD HOLDINGS CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
offering costs of approximately $19.6 million, of which approximately $12.1 million was included in deferred underwriting commissions.
On August 10, 2022, the underwriter from the Initial Public Offering resigned from its role in any Business Combination and waived its entitlement to the deferred underwriting commissions in the amount of $12.1 million.
Each Unit consists of one share of Class A common stock and one-fourth of one redeemable warrant (“Public Warrant”). Each whole Public Warrant will entitle the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 7).
Note 4 — Private Placement
Simultaneously with the closing of the Initial Public Offering, the Company consummated the Private Placement of 5,933,333 Private Placement Warrants at a price of $1.50 per Private Placement Warrant to the Sponsor and the Anchor Investors, generating proceeds of $8.9 million.
Each Private Placement Warrant will be exercisable to purchase one share of Class A common stock at a price of $11.50 per share. A portion of the proceeds from the Private Placement Warrants was added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds of the sale of the Private Placement Warrants will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Placement Warrants will expire worthless. There will be no redemption rights or liquidating distributions from the Trust Account with respect to the Placement Warrants.
Note 5 — Related Party Transactions
Founder Shares
On October 21, 2020, the Sponsor paid $25,000 on behalf of the Company to cover certain offering costs in exchange for issuance of 8,625,000 shares of the Company’s Class B common stock (the “Founder Shares”). Additionally, upon consummation of the Business Combination, the Sponsor has agreed to transfer an aggregate of 1,250,625 Founder Shares to the Anchor Investors for the same price originally paid for such shares. The Founder Shares will automatically convert into Class A common stock upon consummation of a Business Combination on a one-for-one basis, subject to certain adjustments, as described in Note 8.
The Founder Shares included an aggregate of up 1,125,000 shares subject to forfeiture to the extent that the underwriter’s option to purchase additional units was not exercised in full, so that the Sponsor would own, on an as-converted basis, 20% of the Company’s issued and outstanding shares after the Initial Public Offering. On January 28, 2021, the underwriter fully exercised the over-allotment option; thus, these 1,125,000 Founder Shares were no longer subject to forfeiture.
The Sponsor and the Anchor Investors agreed, subject to limited exceptions, not to transfer, assign or sell any of its Founder Shares until the earlier to occur of: (A) one year after the completion of a Business Combination or (B) subsequent to a Business Combination, (x) if the last reported sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.
Promissory Note — Related Party
On October 21, 2020, the Sponsor agreed to loan the Company an aggregate of up to $300,000 to cover expenses related to the Initial Public Offering (the “Promissory Note”). The Promissory Note was non-interest

DIAMONDHEAD HOLDINGS CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
bearing and due upon the completion of the Initial Public Offering. On February 1, 2021, the Company repaid the Promissory Note in full. Subsequent to repayment, the facility is no longer available to the Company.
Related Party Loans
In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1.5 million of such Working Capital Loans may be convertible into warrants of the post-Business Combination entity at a price of $1.50 per warrant. The warrants would be identical to the Private Placement Warrants. As of September 30, 2022 and December 31, 2021, the Company had no borrowings under the Working Capital Loans.
Administrative Support Agreement
The Company agreed, commencing on the effective date of the Initial Public Offering through the earlier of the Company’s consummation of a Business Combination and its liquidation, to pay the Sponsor a total of $10,000 per month for office space, utilities, secretarial and administrative support. The Sponsor has not received any reimbursement of these fees through September 30, 2022.
Sponsor Support Agreement
In connection with the execution of the Business Combination Agreement, the Sponsor entered into a sponsor support agreement (the “Sponsor Support Agreement”) with the Company and GSH, pursuant to which the Sponsor agreed to, among other things, (i) vote at any meeting of the shareholders of the Company all of its Class B common stock, (the “Sponsor Shares”) and any securities acquired after the execution of the Sponsor Support Agreement, in favor of each Transaction Proposal (as defined in the Business Combination Agreement), (ii) be bound by certain other covenants and agreements related to the Transactions and (iii) be bound by certain transfer and redemption restrictions with respect to such Sponsor Shares, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Agreement.
The Sponsor has also agreed, subject to certain exceptions, not to transfer approximately 2.1 million Sponsor Earnout Shares (as defined in the Sponsor Support Agreement) until such shares are released under the Sponsor Support Agreement. Pursuant to the Sponsor Support Agreement, Sponsor Earnout Shares will be released in three tranches upon the occurrence of the following milestones during the period commencing on the 90th day following the date (the “Closing Date”) on which the closing of the Merger (the “Closing”) occurs and ending on the fifth anniversary of the Closing Date: (i) a one-time issuance of 7,500,000 Earn Out Shares on the first date on which the volume weighted average price of DHHC Shares over any 20 trading days within the preceding 30 consecutive trading day period (as adjusted, the “VWAP Price”) is greater than or equal to $12.50 (“Triggering Event I”); (ii) a one-time issuance of 7,500,000 Earn Out Shares on the first date on which the VWAP Price is greater than or equal to $15.00 (“Triggering Event II”); and (iii) a one-time issuance of 5,000,000 Earn Out Shares on the first date on which the VWAP Price is greater than or equal to $17.50 (“Triggering Event III”, together with Triggering Event I and Triggering Event II, the “Earn-Out Milestones”). Any such Sponsor Earnout Shares not vested prior to the fifth anniversary of the Closing Date will be deemed to be forfeited.

DIAMONDHEAD HOLDINGS CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
The Sponsor has also agreed that in the event that Closing DHHC Cash (as defined in the Business Combination Agreement) is less than $100,000,000, up to 1.0 million Sponsor Shares will be Sponsor Earnout Shares, subject to the same release conditions set forth in the preceding paragraph. In addition, members of the Sponsor have made a commitment to purchase and not redeem an aggregate of 2.5 million Public Shares.
The Sponsor has also agreed, pursuant to the terms of the Sponsor Support Agreement, to forfeit approximately 1.8 million Sponsor Shares and approximately 50% of its Private Placement Warrants.
Financing Commitment Letter
In connection with the execution of the Business Combination Agreement, we entered into a financing commitment letter (the “Financing Commitment Letter”) with the Sponsor, David T. Hamamoto, our Co-Chief Executive Officer and Chairman and an affiliate of our Sponsor, and Antara Capital, an affiliate of our Sponsor, pursuant to which David T. Hamamoto and Antara Capital (collectively, the “Investors”) will commit to, or cause their respective affiliates to, purchase and not redeem at least in the aggregate 2.5 million DHHC Class A Common Shares. Specifically, the Investors have agreed, among other things, severally, and not jointly, subject to certain terms and conditions, (i) to purchase (in open market transactions or otherwise), or to cause one or more of its controlled affiliates to purchase, and beneficially own no less than 1,250,000 DHHC Class A Common Shares, no later than the date that is five (5) business days prior to the special meeting of our stockholders to consider matters relating to the proposed Merger and (ii) following such purchases, not to sell, contract to sell, redeem or otherwise transfer or dispose of, directly or indirectly, the acquired shares or the economic ownership of the acquired shares at any time prior to the consummation of the Transactions. The acquired shares will not be subject to any restrictions on transfer or disposition.
In the event an Investor fails to make the committed purchase, the defaulting investor will automatically forfeit 1,250,000 DHHC Class B Common Shares it is entitled to receive in connection with the Closing for the benefit of the non-defaulting Investor or its designated controlled affiliates.
Note 6 — Commitments and Contingencies
Registration Rights
The holders of the Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans (and any shares of Class A common stock issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans and upon conversion of the Founder Shares) were entitled to registration rights pursuant to a registration rights agreement signed upon the effective date of Initial Public Offering, requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion to Class A common stock). The holders of the majority of these securities were entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. The Company will bear the expenses incurred in connection with the filing of any such registration statements.
Amended and Restated Registration Rights Agreement
The Business Combination Agreement contemplates that, upon completion of the Merger, the Company (which expects to be named United Homes Group, Inc. at that time), the Sponsor, certain securityholders of the Company and certain former stockholders of GSH will enter into an Amended and Restated Registration Rights Agreement (the “A&R Registration Rights Agreement”). Pursuant to the A&R Registration Rights Agreement, among other things, UHG agrees to file a shelf registration statement with respect to the registrable securities under the A&R Registration Rights Agreement within 45 days of the

DIAMONDHEAD HOLDINGS CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Closing. Up to two times in any 12-month period, certain legacy DHHC securityholders and legacy GSH stockholders may request to sell all or any portion of their registrable securities in an underwritten offering that is registered pursuant to the shelf registration statement, so long as the total offering price is reasonably expected to exceed $10,000,000. The combined company will also provide customary “demand” and “piggyback” registration rights. The A&R Registration Rights Agreement will provide that UHG will pay certain expenses relating to such registrations and indemnify the securityholders against certain liabilities.
Further, each securityholder party to the A&R Registration Rights Agreements agrees not to transfer any of their registerable securities subject to lock-up transfer restrictions (as described in the A&R Registration Rights Agreement) until the end of the applicable Lock-Up Period (as defined in the A&R Registration Rights Agreement) subject to certain customary exceptions described therein.
Underwriting Agreement
The Company granted the underwriter a 45-day option from the date of Initial Public Offering to purchase up to 4,500,000 additional Units at the Initial Public Offering price less the underwriting discounts and commissions. On January 28, 2021, the underwriter fully exercised the over-allotment option.
The underwriter was entitled to a cash underwriting discount of $0.20 per Unit, or $6.9 million in the aggregate, paid upon the closing of the Initial Public Offering. In addition, the underwriter was entitled to a deferred fee of $0.35 per Unit, or approximately $12.1 million in the aggregate.
Effective as of August 10, 2022, the underwriter from the Initial Public Offering resigned and withdrew from its role in any Business Combination and waived its entitlement to the deferred underwriting commissions in the amount of approximately $12.1 million. The Company recognized approximately $11.8 million of the commissions waiver as a reduction to additional paid-in capital in the condensed consolidated statements of changes in stockholders’ deficit for the three and nine months ended September 30, 2022, as this portion represents an extinguishment of deferred underwriting commissions on public shares which was originally recognized in accumulated deficit. The remaining balance of approximately $272,000 is recognized as a gain from settlement of deferred underwriting commissions on public warrants in the condensed consolidated statements of operations, which represents the original amount expensed in the Company’s initial public offering.
Note 7 — Derivative Warrant Liabilities
As of September 30, 2022 and December 31, 2021, the Company had an aggregate of 14,558,333 warrants outstanding, comprised of 8,625,000 Public Warrants and 5,933,333 Private Placement Warrants.
Public Warrants may only be exercised for a whole number of shares. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.
The Company will not be obligated to deliver any shares of Class A common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of Class A common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration. No warrant will be exercisable and the Company will not be obligated to issue any shares of Class A common stock upon exercise of a warrant unless Class A common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants.
The Company agreed that as soon as practicable, but in no event later than 15 business days, after the closing of a Business Combination, the Company will use its best efforts to file, and within 60 business days

DIAMONDHEAD HOLDINGS CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
following a Business Combination to have declared effective, a registration statement for the registration, under the Securities Act, of the shares of Class A common stock issuable upon exercise of the warrants. The Company will use its reasonable best efforts to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. Notwithstanding the above, if the Class A common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but will be required to use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.
Redemptions of Warrants When the Price Per Share of Class A Common Stock Equals or Exceeds $18.00 — Once the warrants become exercisable, the Company may redeem the Public Warrants:
•
in whole and not in part;

•
at a price of $0.01 per warrant;

•
upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•
if, and only if, closing price of the Company’s Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before the Company sends the notice of redemption to each warrant holder.

If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.
Redemption of Warrants When the Price per Share of Class A Common Stock Equals or Exceeds $10.00 — Once the warrants become exercisable, the Company may redeem the outstanding warrants:
•
in whole and not in part;

•
at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants, but only on a cashless basis, prior to redemption and receive that number of shares to be determined by reference to the table below, based on the redemption date and the “fair market value” of our Class A common stock except as otherwise described below;

•
if, and only if, the closing price of our Class A common stock equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, reclassifications, recapitalizations and the like) for any 20 trading days within the 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders; and

•
if the closing price of the Class A common stock for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders is less than $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, reclassifications, recapitalizations and the like), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above.

If the Company calls the Public Warrants for redemption for cash, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis”, as described in the warrant agreement. The exercise price and number of shares of Class A common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for

DIAMONDHEAD HOLDINGS CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
issuance of Class A common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.
In addition, if the Company issues additional shares of common stock or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at a Newly Issued Price of less than $9.20 per share of common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors, and in the case of any such issuance to our initial stockholders or their respective affiliates, without taking into account any Founder Shares held by them, as applicable, prior to such issuance), the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the Newly Issued Price.
The Private Placement Warrants will be identical to the Public Warrants underlying the Units being sold in the Initial Public Offering, except that the Private Placement Warrants and the Class A common stock issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be exercisable on a cashless basis and be non-redeemable so long as they are held by the initial purchasers or their permitted transferees (except as set forth under “Redemption of Warrants when the Price per Share of Class A Common Stock Equals or Exceeds $10.00”). If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.
Note 8 — Class A Common Stock Subject to Possible Redemption
The Company’s Class A common stock feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of future events. The Company is authorized to issue 300,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of the Company’s Class A common stock are entitled to one vote for each share. As of September 30, 2022 and December 31, 2021, there were 34,500,000 shares of Class A common stock outstanding, which were all subject to possible redemption and are classified as temporary equity and presented outside of permanent equity in the condensed consolidated balance sheets.
The Class A common stock subject to possible redemption reflected on the condensed consolidated balance sheets is reconciled on the following table as of September 30, 2022 and December 31, 2021:
Gross Proceeds	$345,000,000
Less:
Proceeds allocated to Public Warrants	(7,762,500)
Class A common stock issuance costs	(19,114,492)
Plus:
Accretion of carrying value to redemption value	26,876,992
Class A common stock subject to possible redemption at December 31, 2021	345,000,000
Increase in redemption value of Class A common stock subject to redemption	1,085,953
Class A common stock subject to possible redemption at September 30, 2022	$346,085,953
Note 9 — Stockholders’ Equity (Deficit)
Preferred Stock — The Company is authorized to issue 10,000,000 shares of preferred stock with a par value of $0.0001 per share with such designations, voting and other rights and preferences as may be

DIAMONDHEAD HOLDINGS CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
determined from time to time by the Company’s board of directors. At September 30, 2022and December 31, 2021, there were no shares of preferred stock issued or outstanding.
Class A Common Stock — The Company is authorized to issue 300,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of Class A common stock are entitled to one vote for each share. At September 30, 2022 and December 31, 2021, there were 34,500,000 shares of Class A common stock issued and outstanding, all subject to possible redemption and classified as temporary equity.
Class B Common Stock — The Company is authorized to issue 10,000,000 shares of Class B common stock with a par value of $0.0001 per share. Holders of Class B common stock are entitled to one vote for each share. As of September 30, 2022and December 31, 2021, there were 8,625,000 shares of Class B common stock issued and outstanding. Of the 8,625,000 shares of Class B common stock initially issued, up to 1,125,000 shares were subject to forfeiture to the extent that the underwriter’s option to purchase additional units was not exercised in full, so that the Sponsor would own 20% of the Company’s issued and outstanding common stock after the Initial Public Offering. On January 28, 2021, the underwriter fully exercised the over-allotment option; thus, these 1,125,000 Founder Shares were no longer subject to forfeiture.
Holders of Class A common stock and Class B common stock will vote together as a single class on all matters submitted to a vote of stockholders, except as required by law.
The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of a Business Combination on a one-for-one basis, subject to adjustment. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the Initial Public Offering and related to the closing of a Business Combination, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock outstanding upon the completion of the Initial Public Offering plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with a Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in a Business Combination). Holders of Founder Shares may also elect to convert their shares of Class B common stock into an equal number of shares of Class A common stock, subject to adjustment as provided above, at any time.
Note 10 — Fair Value Measurements
The following tables presents information about the Company’s financial assets and liabilities that are measured at fair value on a recurring basis by level within the fair value hierarchy:
	Fair Value Measured as of September 30, 2022
	Level 1	Level 2	Level 3	Total
Assets:
Investments held in Trust Account – Money Market Funds	$346,615,567	$—	$—	$346,615,567
Liabilities:
Derivative public warrant liabilities	$2,070,000	$—	$—	$2,070,000
Derivative private warrant liabilities	$—	$—	$1,424,000	$1,424,000

DIAMONDHEAD HOLDINGS CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
	Fair Value Measured as of December 31, 2021
	Level 1	Level 2	Level 3	Total
Assets:
Investments held in Trust Account – Money Market Funds	$345,020,717	$—	$—	$345,020,717
Liabilities:
Derivative public warrant liabilities	$5,175,000	$—	$—	$5,175,000
Derivative private warrant liabilities	$—	$—	$3,619,330	$3,619,330
Transfers to/from Levels 1, 2 and 3 are recognized at the beginning of the reporting period. The estimated fair value of the Public Warrants was transferred from a Level 3 measurement to a Level 1 measurement in March 2021, when the Public Warrants were separately listed and traded in an active market.
Level 1 assets include investments in mutual funds invested in government securities. The Company uses inputs such as actual trade data, benchmark yields, quoted market prices from dealers or brokers, and other similar sources to determine the fair value of its investments.
Prior to being publicly traded, the fair value of the Public Warrants issued in connection with the Initial Public Offering were measured at fair value using a Monte Carlo simulation model, and the Private Placement Warrants have been measured at fair value using a modified Black-Scholes model. As of September 30, 2022 and December 31, 2021, the value of the Public Warrants was measured based on the trading price since being separately listed and traded. For the three months ended September 30, 2022 and 2021, the Company recognized a gain/(loss) of approximately ($2.0 million) and $6.7 million, respectively, resulting from a decrease/(increase) in the fair value of derivative liabilities and is presented as change in fair value of derivative warrant liabilities on the accompanying condensed consolidated statements of operations. For the nine months ended September 30, 2022 and 2021, the Company recognized a gain/(loss) of approximately $5.3 million and $3.9 million, respectively, resulting from a decrease/(increase) in the fair value of derivative liabilities and is presented as change in fair value of derivative warrant liabilities on the accompanying condensed consolidated statements of operations.
The estimated fair value of the Private Placement Warrants, and the Public Warrants prior to being separately listed and traded, is determined using Level 3 inputs. Inherent in a Monte Carlo simulation and a Black-Scholes model are assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its common stock based on the historical volatility of an index of companies that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.
The following table provides quantitative information regarding Level 3 fair value measurements inputs as of September 30, 2022 and December 31, 2021:
	As of September 30, 2022	As of December 31, 2021
Exercise price	$11.50	$11.50
Stock Price	$9.85	$9.74
Option term (in years)	5.09	4.82
Volatility	40%	12%
Risk-free interest rate	4.1%	1.3%

DIAMONDHEAD HOLDINGS CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
The change in the fair value of the derivative warrant liabilities measured utilizing Level 3 inputs is summarized as follows:
Derivative warrant liabilities at December 31, 2020 – Level 3	$—
Issuance of Derivative Warrants – Level 3	13,161,830
Transfer of Public Warrants to Level 1	(7,762,500)
Change in fair value of derivative warrant liabilities – Level 3	(1,661,330)
Derivative warrant liabilities at March 31, 2021 – Level 3	$3,738,000
Change in fair value of derivative warrant liabilities – Level 3	2,848,000
Derivative warrant liabilities at June 30, 2021 – Level 3	$6,586,000
Change in fair value of derivative warrant liabilities – Level 3	(2,788,670)
Derivative warrant liabilities at September 30, 2021 – Level 3	$3,797,330
Derivative warrant liabilities at December 31, 2021 – Level 3	$3,619,330
Change in fair value of derivative warrant liabilities – Level 3	(1,542,660)
Derivative warrant liabilities at March 31, 2022 – Level 3	2,076,670
Change in fair value of derivative warrant liabilities – Level 3	(1,483,340)
Derivative warrant liabilities at June 30, 2022 – Level 3	593,330
Change in fair value of derivative warrant liabilities – Level 3	830,670
Derivative warrant liabilities at September 30, 2022 – Level 3	$1,424,000
Note 11 — Subsequent Events
The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the condensed consolidated financial statements were issued. Based upon this review, the Company did not identify any subsequent events, other than described below, that would have required adjustment or disclosure in the condensed consolidated financial statements.
On October 18, 2022, as approved by the unanimous consent of the Board, the Company executed, for general corporate purposes, (i) a promissory note in the principal amount of up to $200,000, bearing an interest of 10%, payable to David T. Hamamoto, in his personal capacity, or his registered assigns or successors in interest and (ii) a promissory note in the principal amount of up to $200,000, bearing an interest of 10%, payable to Antara Capital Total Return SPAC Master Fund LP, a Cayman Islands exempted limited partnership, or its registered assigns or successors in interest.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Great Southern Homes, Inc.
Columbia, South Carolina
Opinion
We have audited the accompanying carve-out balance sheets of the homebuilding operations of Great Southern Homes, Inc., (the Company) as of December 31, 2021 and 2020, and the related statements of income, changes in shareholders’ and other affiliates’ net investment and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits.
We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ FORVIS, LLP
We have served as the Company’s auditor since 2021.
Tysons, VA
October 11, 2022

THE HOMEBUILDING OPERATIONS OF GREAT SOUTHERN HOMES, INC.
(A CARVE-OUT OF GREAT SOUTHERN HOMES, INC.)
BALANCE SHEETS
DECEMBER 31, 2021 and 2020
	2021	2020
ASSETS
Cash and cash equivalents	$51,504,887	$29,179,787
Accounts receivable	2,086,018	907,635
Inventories:
Homes under construction and finished homes	123,000,199	76,520,837
Developed lots	17,025,273	19,124,604
Lot purchase agreement deposits	2,946,001	3,363,026
Property and equipment, net	1,590,353	1,225,375
Prepaid expense and other assets	4,107,254	1,280,526
Total Assets	$202,259,985	$131,601,790
LIABILITIES AND SHAREHOLDERS’ AND OTHER AFFILIATES’ NET INVESTMENT
Accounts payable	$28,741,054	$18,803,832
Homebuilding debt and other affiliate debt	102,502,287	74,815,384
Other accrued expenses and liabilities	4,458,232	3,814,033
Total Liabilities	135,701,573	97,433,249
Commitments and contingencies (Note 9)
Shareholders’ and other affiliates’ net investment	83,586,722	54,697,321
Net due to and due from shareholders and other affiliates	(17,028,310)	(20,528,780)
Total Shareholders’ and Other Affiliates’ net investment	66,558,412	34,168,541
Total Liabilities and Shareholders’ and Other Affiliates’ Net Investment	$202,259,985	$131,601,790
The accompanying notes to the financial statements are an integral part of these statements.

THE HOMEBUILDING OPERATIONS OF GREAT SOUTHERN HOMES, INC.
(A CARVE-OUT OF GREAT SOUTHERN HOMES, INC.)
STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2021, 2020 and 2019
	2021	2020	2019
Revenue, net of sales discounts	$432,891,510	$327,254,305	$272,225,885
Cost of sales	332,274,788	260,115,893	217,102,498
Gross Profit	100,616,722	67,138,412	55,123,387
Selling, general and administrative expense	38,461,370	29,891,622	26,786,604
Net Income from Operations	62,155,352	37,246,790	28,336,783
Other income (expense), net	257,659	1,729,584	(57,231)
Net Income	$62,413,011	$38,976,374	$28,279,552
Earnings per share	$624.13	$389.76	$282.80
Weighted-average number of shares	100,000	100,000	100,000
The accompanying notes to the financial statements are an integral part of these statements.

THE HOMEBUILDING OPERATIONS OF GREAT SOUTHERN HOMES, INC.
(A CARVE-OUT OF GREAT SOUTHERN HOMES, INC.)
STATEMENTS OF CHANGES IN SHAREHOLDERS’ AND
OTHER AFFILIATES’ NET INVESTMENT
YEARS ENDED DECEMBER 31, 2021, 2020 and 2019
	Shareholders’ and Other Affiliates’ Net Investment	Net Due To and Due From Shareholders and Other Affiliates	Total
Balance, January 1, 2019	$20,171,762	$(12,507,145)	$7,664,617
Distributions and net transfer to shareholders and other affiliates	(10,400,098)	(5,293,008)	(15,693,106)
Net income	28,279,552	—	28,279,552
Balance, December 31, 2019	$38,051,216	$(17,800,153)	$20,251,063
Distributions and net transfer to shareholders and other affiliates	(22,330,269)	(2,728,627)	(25,058,896)
Net income	38,976,374	—	38,976,374
Balance, December 31, 2020	$54,697,321	$(20,528,780)	$34,168,541
Distributions and net transfer to shareholders and other affiliates	(33,523,610)	3,500,470	(30,023,140)
Net income	62,413,011	—	62,413,011
Balance, December 31, 2021	$83,586,722	$(17,028,310)	$66,558,412
The accompanying notes to the financial statements are an integral part of these statements.

THE HOMEBUILDING OPERATIONS OF GREAT SOUTHERN HOMES, INC.
(A CARVE-OUT OF GREAT SOUTHERN HOMES, INC.)
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
	2021	2020	2019
Cash flows from operating activities:
Net income	$62,413,011	$38,976,374	$28,279,552
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation	358,587	182,786	83,546
Loss (gain) on property and equipment	15,000	14,368	(3,400)
Amortization of deferred loan costs	421,186	408,674	393,919
Net change in operating assets and liabilities:
Accounts receivable	(1,178,383)	(563,109)	(192,259)
Inventories	(12,726,300)	29,294,686	(6,929,124)
Lot purchase agreement deposits	417,025	(1,290,574)	(614,213)
Prepaid expenses and other assets	(1,983,511)	229,838	(785,574)
Accounts payable	9,937,222	3,869,223	3,389,933
Other accrued expenses and liabilities	644,199	659,436	560,267
Net cash flows provided by operating activities	58,318,036	71,781,702	24,182,647
Cash flows from investing activities:
Purchases of property and equipment	(404,244)	(805,294)	(328,105)
Proceeds from the sale of property and equipment	10,190	20,000	8,175
Net cash flows used in investing activities	(394,054)	(785,294)	(319,930)
Cash flows from financing activities:
Proceeds from homebuilding debt	285,392,912	194,418,471	183,652,418
Repayments of homebuilding debt	(262,064,474)	(210,255,229)	(183,517,455)
Proceeds from other affiliate debt	10,025,865	13,259,394	9,437,378
Repayments of other affiliate debt	(5,624,330)	(7,499,472)	(6,701,466)
Proceeds from equipment financing	—	—	299,861
Repayments on equipment financing	(43,070)	(95,411)	(18,844)
Payment of deferred loan costs	(1,264,403)	(337,500)	(410,979)
Distributions and net transfer to shareholders and other affiliates	(33,523,610)	(22,330,269)	(10,400,098)
Changes in net due to and due from shareholders and other affiliates	(28,497,772)	(18,579,633)	(12,602,556)
Net cash flows used in financing activities	(35,598,882)	(51,419,649)	(20,261,741)
Net change in cash and cash equivalents	22,325,100	19,576,759	3,600,976
Cash and cash equivalents, beginning of year	29,179,787	9,603,028	6,002,052
Cash and cash equivalents, end of year	$51,504,887	$29,179,787	$9,603,028
Supplemental cash flow information:
Cash paid for interest	$3,199,503	$4,235,364	$5,432,843
Non-cash financing activities
Conversion of other affiliates debt to homebuilding debt	7,985,557	6,101,195	1,522,946
Acquisition of developed lots from related parties in settlement of due from Other Affiliates	33,170,761	19,541,090	10,537,357
Transfer of constructed model homes to related parties	(1,517,030)	(3,690,084)	(3,227,809)
Contribution of fixed assets	344,511	—	—
Total non-cash financing activities	$39,983,799	$21,952,201	$8,832,494
The accompanying notes to the financial statements are an integral part of these statements.

THE HOMEBUILDING OPERATIONS OF GREAT SOUTHERN HOMES, INC.
(A CARVE-OUT OF GREAT SOUTHERN HOMES, INC.)
NOTES TO THE CARVE-OUT FINANCIAL STATEMENTS
DECEMBER 31, 2021, 2020 AND 2019
Note 1 — Nature of operations and basis of presentation
Nature of Business — Great Southern Homes, Inc. (“GSH”) is a land development and homebuilding company located in Columbia, South Carolina. GSH was formed as a South Carolina S corporation in June 2004.
GSH develops land and constructs single-family residential homes. GSH has active operations in South Carolina and Georgia offering a range of products including entry-level attached and detached homes, first-time move-up attached and detached homes and second move up detached homes. The constructed homes appeal to a wide range of buyer profiles, from first-time to lifestyle buyers.
Basis of Presentation — The accompanying carve-out financial statements present historical information and results attributable to the homebuilding operations of GSH (“Homebuilding” or the “Company”). The carve-out financial statements exclude GSH’s operations related to land development operations. The accompanying carve-out financial statements (hereafter referred to as “financial statements”) include financial information as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020, and 2019.
The Company’s primary objective is to provide customers with homes of exceptional quality and value while maximizing it’s return on investment. Generally, the Company grows by expanding its market share in existing markets and by expanding into markets contiguous to the current active markets.
Throughout the periods covered by the financial statements, the Company operated as part of GSH. Consequently, stand-alone financial statements have not historically been prepared for the Company. The accompanying financial statements have been prepared from GSH’s historical financial records and reflect the historical financial position, results of operations and cash flows of the Company for the periods presented on a carve-out basis in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).
The Company has historically transacted with affiliates that are owned by the shareholders of the Company. The Company has categorized the various affiliates based on the nature of the transactions with the Company and their primary operations. The categories are as follows:
Land Development Affiliates — Land development affiliates’ primary operations consist of acquiring and developing raw parcels of land for vertical home construction. Upon completion, the land development affiliates will transfer the developed lots to the Company in a non-cash transaction.
Other Operating Affiliates — Other operating affiliates’ operations consist of acquiring and developing land, purchasing constructed houses for rental properties, leasing activities, and purchasing model homes to be maintained during the down sell period of a community.
Collectively, these are referred to as “Other Affiliates” in these financial statements and represented as related parties (see Note 6 — Related party transactions)
All assets, liabilities, revenues, and expenses directly associated with the activity of the Company are included in these financial statements. Cash is included in these financial statements, as the Company provided the cash management/treasury function for the Other Affiliates. In addition, a portion of GSH’s corporate expenses were allocated to the Company based on direct usage, when identifiable or, when not directly identifiable, on the basis of proportional cost of sales or employee headcount, as applicable. The corporate expense allocations include the cost of corporate functions and resources provided by or administered by GSH including, predominately, costs associated with executive management, finance, accounting, legal, human resources, and costs associated with operating GSH’s office buildings. The corporate expense allocation requires significant judgement and management believes the basis on which the corporate expenses have been allocated reasonably reflects the utilization of services provided to the

THE HOMEBUILDING OPERATIONS OF GREAT SOUTHERN HOMES, INC.
(A CARVE-OUT OF GREAT SOUTHERN HOMES, INC.)
NOTES TO THE CARVE-OUT FINANCIAL STATEMENTS
DECEMBER 31, 2021, 2020 AND 2019
Company during the periods presented. Balance sheet accounts were reviewed to determine what was attributable to the Company. There were no balance sheet accounts that required allocation procedures for assets and liabilities.
In addition, all significant transactions between the Company and GSH have been included in these financial statements. The aggregated net effect of transactions between the Company and GSH are reflected in the balance sheets within Shareholders’ and other affiliates’ net investment and in the statements of cash flows within Distributions and net transfer to shareholders and other affiliates, Changes in net due from and net due to shareholders and other affiliates, and in Non-cash financing activities when the transactions were historically not settled in cash. Net due to and due from shareholders and other affiliates balances are also presented as a contra-account in the balance sheets within Shareholders’ and other affiliates’ net investment due to the expectation they will not be settled in cash in the future.
GSH’s third-party long-term debt and related interest expense have all been allocated to the Company. The Company is considered the primary legal obligor of such debt as it is the sole cash generating entity and responsible for repayment of the debt. Certain portions of that long-term debt and the related interest consist of construction revolving lines of credit and are reflected as Homebuilding debt. The remaining portions of long-term debt and the related interest have been used to finance operations that are not related to the Company, primarily land development activities, and are presented as Other Affiliate debt. The other debt balances related to these operations have an associated Due from shareholders and other affiliates recorded to the balance sheets as of December 31, 2021 and 2020.
The results reported in these financial statements would not be indicative of the Company’s future performance, primarily because the lots developed by affiliates were not transferred to the homebuilding operations at a market rate. As such, these results do not necessarily reflect what the financial position, results of operations, and cash flows would have been had it operated as an independent company during the periods presented.
Emerging Growth Company Status — The financial statements have been prepared as if the Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). The JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another company which is neither an emerging growth company nor which has opted out of using the extended transition period, difficult or impossible because of the potential differences in accounting standards used.
Note 2 — Summary of significant accounting policies
Use of Estimates — The preparation of these accompanying financial statements in conformity with U.S. GAAP requires management to make informed estimates and judgements that affect the amounts reported in the financial statements and accompanying notes. Estimates made by the Company include corporate expense allocation, useful lives of depreciable assets, revenue recognized over time associated with certain contracts, and warranty reserves. Due to inherent uncertainty involved in making estimates, actual results reported in future periods may differ from those estimates.

THE HOMEBUILDING OPERATIONS OF GREAT SOUTHERN HOMES, INC.
(A CARVE-OUT OF GREAT SOUTHERN HOMES, INC.)
NOTES TO THE CARVE-OUT FINANCIAL STATEMENTS
DECEMBER 31, 2021, 2020 AND 2019
Cash and Cash Equivalents — The Company considers cash and cash equivalents to be cash and all highly liquid investments that are readily convertible into cash with a maturity of three months or less. Cash and cash equivalents also include cash proceeds from home closings that are in-transit or held by the Company’s third-party escrow agents for the Company’s benefit. The home closing proceeds are generally received in less than five days and are considered to be deposits in transit. As of December 31, 2021 and 2020, the Company had $981,251 and $172,561 deposits in transit, respectively.
The Company places its cash and cash equivalents on deposit with various financial institutions in the United States. The Federal Deposit Insurance Corporation insures up to $250,000 for substantially all depository accounts at each financial institution. The Company’s cash accounts at various times during the year may be in excess of the insured amount.
Accounts Receivable — Accounts receivable are stated at cost less an allowance for doubtful accounts. Management’s determination of the allowance for doubtful accounts is based on an evaluation of the accounts receivable, past experience, current economic conditions, and other risks inherent in the accounts receivable portfolio. As of December 31, 2021 and 2020, there was no allowance for doubtful accounts recorded.
Inventories and Cost of Sales — The carrying value of inventory is stated at cost unless events and circumstances indicate the carrying value may not be recoverable. Inventory consists of developed lots, homes under construction, and finished homes.
•
Developed lots — This inventory consists of land that has been developed for or acquired by the Company and where vertical construction is imminent. Developed lots are typically allocated to individual residential lots on a per lot basis based on specific costs incurred for the acquisition of the lot. For the years ended December 31, 2021 and 2020, the amount of developed lots included in inventory was $17,025,273 and $19,124,604, respectively. Developed lots purchased at fair value from third parties was $9,445,580 and $11,289,575 as of December 31, 2021 and December 31, 2020, respectively.

•
Homes under construction — At the time construction of the home begins, developed lots are transferred to homes under construction within inventory. This inventory represents costs associated with active homebuilding activities which include, predominately, labor and overhead costs related to home construction, capitalized interest, real estate taxes, and any common costs that benefit the entire community during construction. For the years ended December 31, 2021 and 2020, the amount of inventory related to homes under construction included in homes under construction and finished homes was $110,224,757 and $58,347,377, respectively.

•
Finished homes — This inventory represents completed but unsold homes at the end of the reporting period. Costs incurred in connection with completed homes including associated selling, general, and administrative costs are expensed as incurred. For the years ended December 31, 2021 and 2020, the amount of inventory related to finished homes included in homes under construction and finished homes was $12,775,442 and $18,173,460, respectively.

Upon settlement, costs associated with units sold are expensed to Cost of sales based on a specific identification basis. Costs of sales consists of specific construction costs of each home, estimated warranty costs, allocated developed lots, and closing costs applicable to the home. In addition, the Company receives rebates with certain suppliers for the use of their product. The Company records the receipt of the rebate as a reduction in Cost of sales based on a specific identification basis. At the time of closing, the Company performs an analysis to accrue for costs that were incurred as part of the construction of the home but unpaid at the time of closing. The costs are recorded in Cost of sales in the statements of income.

THE HOMEBUILDING OPERATIONS OF GREAT SOUTHERN HOMES, INC.
(A CARVE-OUT OF GREAT SOUTHERN HOMES, INC.)
NOTES TO THE CARVE-OUT FINANCIAL STATEMENTS
DECEMBER 31, 2021, 2020 AND 2019
The Company reviews inventory for impairment when events or circumstances indicate that the carrying value may not be recoverable. Impairment exists if the carrying amount of the asset is not recoverable from the sale prices expected from future home sales. Any calculated impairments are recorded immediately in Cost of sales. No impairment exists during the years ended December 31, 2021, 2020 and 2019.
Lot Purchase Agreement Deposits — The Company enters into lot purchase agreements with unrelated third parties (“Land Developers”) to acquire lots for the construction of homes. The agreements require the Company to pay a cash deposit in consideration for the right to purchase the lots at a future point in time at preestablished terms. The Company transfers the deposit to inventory upon receipt of the title of the lot. See Note 7 — Lot purchase agreement deposits for further details.
Pursuant to Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 and subtopics related to the consolidation of variable interest entities, the Company analyzes the Land Developers under the variable interest model to determine if such interest in Land Developers is considered a variable interest, and, if yes, whether the Land Developers are required to be consolidated in the Company’s financial statements. Management determines whether the Land Developers are considered variable interest entities (“VIEs”) at the time management becomes involved with Land Developers. The Company invests in less than half of the fair value of the Land Developers’ assets. The Company does not have any specific performance obligations to purchase a certain number or any of the lots or guarantee any of the Land Developers’ financial or other liabilities. The Company is not involved in the design or creation of these entities. As such, the deposits placed by the Company pursuant to the lot purchase agreements are not deemed to be a variable interest in the respective Land Developers.
Property and Equipment — Property and equipment is stated at cost, less accumulated depreciation. Depreciation is allocated on a straight-line basis over the estimated useful lives of the related assets. The estimated useful life of each asset group is summarized below:
Asset Group	Estimated Useful Lives
Furniture and Fixtures	5 to 7 years
Leasehold Improvements	lesser of 40 years or the lease term
Machinery and Equipment	5 to 7 years
Office Equipment	5 to 7 years
Vehicles	5 years
Normal repairs and maintenance costs are expensed as incurred, whereas significant improvements which materially increase the value or extend the useful life of an asset are capitalized and depreciated over the remaining estimated useful life of the related assets.
Upon sale or retirement of depreciable assets, the related cost and accumulated depreciation or amortization are removed from the accounts. Any gain or loss on the sale or retirement of the depreciable asset is recognized as Other income (expense) on the statements of income.
Long-Lived Assets — The Company evaluates the carrying value of its long-lived assets, which consist of Inventory and Property and equipment for impairment whenever events or circumstances indicate an impairment might exist. Recoverability is measured by the expected undiscounted future cash flows of the assets compared to the carrying amounts of the assets. If the expected undiscounted future cash flows are less than the carrying amount of the assets, the excess of the net book value over the estimated fair value is charged to current earnings. Fair value is based upon discounted cash flows of the assets at a rate deemed reasonable for the type of asset and prevailing market conditions and appraisal. There were no triggering events or impairments recorded during the years ended December 31, 2021, 2020 or 2019.

THE HOMEBUILDING OPERATIONS OF GREAT SOUTHERN HOMES, INC.
(A CARVE-OUT OF GREAT SOUTHERN HOMES, INC.)
NOTES TO THE CARVE-OUT FINANCIAL STATEMENTS
DECEMBER 31, 2021, 2020 AND 2019
Deferred Loan Costs — Loan costs associated with the Company’s Homebuilding debt are capitalized and amortized over the term of the line of credit on a straight-line basis. These costs are included within inventory for homes under construction and finished homes. See Note 5 — Homebuilding debt and other affiliate debt for further details.
Earnings per Share — Earnings per share (“EPS”) is presented assuming the capital structure of GSH, as the entity only presents Shareholders’ and other affiliates’ net investment. Basic EPS is computed by dividing income available to common shareholders by the weighted average number of common shares for the period. For the years ended December 31, 2021, 2020, and 2019 there were no dilutive instruments to be considered in GSH’s capital structure.
Revenue Recognition — Effective January 1, 2019, the Company adopted the provisions and expanded requirements described in ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). The Company adopted the standard using the modified retrospective method, and there was no impact to these financial statements as a result of the adoption.
In accordance with ASC 606, an entity is required to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company recognizes revenue by following the five-step model:
1.
Identifying the contract(s) with the customer

2.
Identifying separate performance obligations in the contract

3.
Determining the transaction price

4.
Allocating the transaction price to the separate performance obligations

5.
Recognizing revenue when each performance obligation is satisfied

The Company’s revenues consist primarily of home sales in the United States. Home sale transactions are made under fixed price contracts. The Company generally determines the selling price per home based on the expected cost plus a margin. Home sale transactions typically have one single performance obligation to deliver a completed home to the homebuyer which is generally satisfied when the closing conditions are met. Based on the Company’s review of their contracts, the Company believes there are no significant financing components due to the expected duration of the contracts, and the related performance obligation have an original expected duration of one year or less.
Performance obligations are generally recognized at a point in time, when the control of the home is transferred to the customer. Control is considered to be transferred to the customer at the time of closing when the title and possession of the home are received by the homebuyer. The Company generally requires initial cash deposits from the homebuyer at the time the sales contract is executed which is held by an unrelated third-party escrow agent. The remaining consideration to which the Company is entitled to is received at the time of closing through an escrow agent, typically within five days or less of the closing date. For the years ended December 31, 2021, 2020 and 2019, revenue recognized at a point in time from speculative homes totaled $419,714,758, $318,041,199, and $268,445,151, respectively.
In some contracts, the Company is contracted to construct a home or homes on underlying land the customer controls. For these specific contracts, the performance obligation is satisfied over time, as the Company’s performance creates or enhances an asset that the customer controls. The Company recognizes revenue for these contracts using the input method based on costs incurred as compared to total estimated project costs. The Company has determined that the cost-based input method provides a faithful depiction of the transfer of goods or services to the customer. For the years ended December 31, 2021, 2020, and 2019,

THE HOMEBUILDING OPERATIONS OF GREAT SOUTHERN HOMES, INC.
(A CARVE-OUT OF GREAT SOUTHERN HOMES, INC.)
NOTES TO THE CARVE-OUT FINANCIAL STATEMENTS
DECEMBER 31, 2021, 2020 AND 2019
revenue recognized over time from land owned by customers totaled $13,176,752, $9,213,106, and $3,780,734, respectively.
For homes with revenue recognized over time, a large portion of the Company’s contracts with these customers and the related performance obligations have an original expected duration of one year or less. As a result, the Company elected the practical expedient and does not disclose the value of unsatisfied performance obligations for these contracts.
The Company periodically bills these customers over the term of the project and performs a quarterly analysis between billings and revenue recognized. The Company records a contract asset when work performed by the Company is greater than the amount billed. Conversely, the Company records deferred revenue when the amount billed is greater than the work performed. As of December 31, 2021 and 2020, the Company recorded a contract asset of $1,361,590 and $75,497, respectively, which is included in Prepaid expense and other assets on the balance sheets. As of December 31, 2021 and 2020, the Company recorded deferred revenue of $957,926 and $74,305, respectively, which is included in Other accrued expenses and liabilities on the balance sheets.
The Company frequently performs reviews of all contracts to estimate profitability in the future. If the estimate of contract profitability indicates an anticipated loss on a contract, the Company recognizes the total estimated loss at the time it is fully determinable. For the years ended December 31, 2021, 2020, and 2019, the Company did not recognize a loss on any contracts.
Concurrent with the recognition of revenues in our statements of income, sales incentives in the form of price concessions on the selling price of a home are recorded as a reduction of revenues. Homebuilding revenues include forfeited deposits, which occur when home sale contracts that include a nonrefundable deposit are cancelled. Revenues from forfeited deposits were considered insignificant for the years ended December 31, 2021, 2020, and 2019.
The Company determined that costs to obtain a contract include sales commission paid to agents and brokers for selling services to attract home buyers into sales agreements. The contract term is typically the closing date when the title and consideration are exchanged. The Company adopted the practical expedient associated with ASC 606 to recognize the incremental costs of obtaining a contract as an expense when incurred, i.e., when the amortization period of the asset that the Company otherwise would have recognized is one year or less.
Backlog — Backlog represents homes sold but not closed with customers. As of December 31, 2021, the Company had a total backlog of 800 units valued at approximately $210 million. As of December 31, 2020, the Company had a total backlog of 513 homes valued at approximately $121 million. Backlog is affected by customer cancellations that may be beyond the Company’s control, such as customers unable to obtain financing or unable to sell their existing home. During the years ended December 31, 2021, 2020, and 2019, the Company’s cancellation rate was 14.2%, 11.4%, and 11.5%, respectively.
Advertising — The Company expenses advertising and marketing costs as incurred and is included within Selling, general, and administrative expenses in the statements of income. For the years ended December 31, 2021, 2020, and 2019, the Company incurred $1,831,526, $1,926,172, and $2,016,711, respectively, in advertising and marketing costs.
Warranties — The Company enrolls all homebuyers within their Express Limited Warranty Program, which provides (i) a one-year warranty on the original installation of the material and workmanship; (ii) a two-year warranty on certain systems that include but are not limited to plumbing, electrical and HVAC and; (iii) a ten-year warranty for structural integrity of the home. The Company’s Express Limited Warranty Program requires the Company to repair or replace defective construction during such warranty period at no cost to the homebuyer under the one- and two-year warranties. The ten-year warranty is underwritten by

THE HOMEBUILDING OPERATIONS OF GREAT SOUTHERN HOMES, INC.
(A CARVE-OUT OF GREAT SOUTHERN HOMES, INC.)
NOTES TO THE CARVE-OUT FINANCIAL STATEMENTS
DECEMBER 31, 2021, 2020 AND 2019
an insurance company. The Company estimates the costs that may be incurred under the limited warranties and records a liability in the expected amount of such costs at the time revenues associated with sales are recognized. The Company records the estimated warranty accrual within Other accrued expenses and liabilities on the balance sheets and adjustments to the reserves are included in Cost of sales on the statements of income. The Company analyzes historical claims experience combined with the number of homes delivered to estimate the amount to accrue per home for warranty costs. This estimation process takes into consideration such factors as the likely current cost of corrective action, manufacturers’ and subcontractors’ participation in sharing the cost of corrective action, and consultations with engineers. The warranty accrual is periodically evaluated for adequacy and any accrual adjustments are made on a per unit basis if deemed necessary.
Income Taxes — The Company is included in the tax filing of the shareholders of GSH, which was taxed individually under the provisions of Subchapter S and Subchapter K of the Internal Revenue Code. Individual shareholders are liable for income taxes on their respective shares of the GSH’s taxable income. No income tax nor income tax liability has been allocated to the Company as of and for the years ended December 31, 2021, 2020, and 2019, nor is there any recorded liability for uncertain tax positions.
Fair Value Measurements — Certain assets and liabilities measured and reported at fair value under U.S. GAAP are classified in a three-level hierarchy that prioritizes the inputs used in the valuation process. Categorization within the valuation hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The hierarchy is based on the observability and objectivity of the pricing inputs as follows:
Level 1 — Quoted prices in active markets for identical assets or liabilities.
Level 2 — Significant directly observable data (other than Level 1 quoted prices) or significant indirectly observable data through corroboration with observable market data. Inputs would normally be (i) quoted prices in active markets for similar assets or liabilities, (ii) quoted prices in inactive markets for identical or similar assets or liabilities or (iii) information derived from or corroborated by observable market data.
Level 3 — Prices or valuation techniques that require significant unobservable data inputs. These inputs would normally be the Company’s own data and judgements about assumptions that market participants would use in pricing the asset or liability.
The Company’s financial instruments primarily include cash and cash equivalents, accounts receivable, lot purchase agreement deposits, accounts payable and homebuilding debt and other affiliate debt. Due to the short-term nature of these assets and liabilities, their carrying amounts approximate their fair value.
Reporting Segment — In accordance with ASC Topic 280, Segment Reporting, operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision-maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company operates as one operating and reportable segment, and the CODM primarily evaluates performance based on the number of homes closed, average sales price, and financial results for the Company as a whole. As such, management believes that the Company operates as one reportable segment.
Coronavirus Pandemic — On January 30, 2020, the World Health Organization declared the coronavirus (“COVID-19”) outbreak a “Public Health Emergency of International Concern” and on March 11, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of COVID-19 included restrictions on travel, quarantines, or stay-at-home restrictions in certain areas. These actions generally exempted the sale and construction of new homes. COVID-19 and actions to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets globally, including the geographical areas in which the Company operates.

THE HOMEBUILDING OPERATIONS OF GREAT SOUTHERN HOMES, INC.
(A CARVE-OUT OF GREAT SOUTHERN HOMES, INC.)
NOTES TO THE CARVE-OUT FINANCIAL STATEMENTS
DECEMBER 31, 2021, 2020 AND 2019
Recent Accounting Pronouncements Not Yet Adopted — In February 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). The guidance in this ASU supersedes the leasing guidance in ASC 840, Leases. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is expected to be effective for the Company on January 1, 2022. A modified retrospective transition approach is required for leases for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company plans to adopt this ASU in the first quarter of 2022 under the modified retrospective approach. As a result of the adoption, the Company expects to record an operating right-of-use asset and operating lease liability of $1,149,832 on the balance sheet.
In June 2016, FASB issued ASU 2016-13, Financial Instruments — Credit Losses Measurement of Credit Losses on Financial Instruments (“ASC 326”). ASC 326 significantly changes the way impairment of financial assets is recognized by requiring companies to immediately recognize estimated credit losses expected to occur over the remaining life of many financial assets. The immediate recognition of the estimated credit losses generally will result in an earlier recognition of allowance for credit losses on loans and other financial instruments. The new standard will be effective for the Company on January 1, 2023 and early adoption is permitted. The Company is currently in the process of evaluating the impact of the adoption of ASC 326 on the financial statements.
In March 2020, FASB issued ASU 2020-04, Reference Rate Reform (Topic 848), which provides practical expedients and exceptions for applying U.S. GAAP when modifying contracts and hedging relationships that use the London Interbank Offered Rate (“LIBOR”) as a reference rate. In addition, these amendments are not applicable to contract modifications made and hedging relationship entered into or evaluated after December 31, 2022. The Company does not anticipate a material increase in interest rates from our creditors as a result of the shift away from LIBOR. The Company is currently evaluating the impact of the shift and this guidance on the financial statements and disclosures.
Note 3 — Capitalized interest
The Company accrues interest on the Company’s Homebuilding debt. That debt is used to finance homebuilding operations (see Note 5 — Homebuilding debt and other affiliate debt) and all interest is capitalized and included within inventory for homes under construction and finished homes. Interest is expensed to Cost of sales upon the settlement of the home. Capitalized interest activity is summarized in the table below for the years ended December 31, 2021 and 2020:
	2021	2020
Capitalized interest at January 1:	$812,874	$1,191,731
Interest cost capitalized	3,400,879	3,980,670
Interest cost expensed	(3,023,435)	(4,359,527)
Capitalized interest at December 31:	$1,190,318	$812,874

THE HOMEBUILDING OPERATIONS OF GREAT SOUTHERN HOMES, INC.
(A CARVE-OUT OF GREAT SOUTHERN HOMES, INC.)
NOTES TO THE CARVE-OUT FINANCIAL STATEMENTS
DECEMBER 31, 2021, 2020 AND 2019
Note 4 — Property and equipment
Property and equipment consisted of the following as of December 31, 2021 and 2020:
Asset Group	2021	2020
Furniture and fixtures	$580,065	$61,617
Leasehold improvements	380,187	380,187
Machinery and equipment	985,699	664,270
Office equipment	154,043	154,043
Vehicles	790,519	707,703
Total Property and equipment	2,890,513	1,967,820
Less: Accumulated depreciation	(1,300,160)	(742,445)
Property and equipment, net	$1,590,353	$1,225,375
Depreciation expense, included within Selling, general and administrative expenses on the statements of income was $358,587, $182,786 and $83,546 for the years ended December 31, 2021, 2020 and 2019, respectively.
Note 5 — Homebuilding debt and other affiliate debt
GSH, jointly with Other Affiliates considered to be under common control, enters into debt arrangements with financial institutions. These debt arrangements are in the form of revolving lines of credit and are generally secured by land (developed lots and undeveloped land) and homes (under construction and finished). GSH and the related Other Affiliates, are collectively referred to as the Nieri Group. The Nieri Group entities are jointly and severely liable for the outstanding balances under the revolving lines of credit, however, the Company has been deemed the primary obligor in accordance with ASC 405, Liabilities. The Company is considered the primary legal obligor of such debt as it is the sole cash generating entity and responsible for repayment of the debt. As such, the Company has recorded the outstanding advances under the financial institution debt and other debt within these financial statements as of December 31, 2021 and 2020.
A portion of the revolving lines of credit were drawn down for the sole operational benefit of the Nieri Group and Other Affiliates outside of the Company. These line of credit balances are reflected in the table below as Other Affiliates’ debt.
The advances from the revolving construction lines, reflected as Homebuilding debt, are used to build homes and are repaid incrementally upon individual home sales. The various revolving construction lines are collateralized by the homes under construction and developed lots. The revolving construction lines are fully secured, and the availability of funds are based on the inventory value at the time of the draw request. Interest accrued on the loans is added to the balance of the loans outstanding and is paid concurrently with the principal repayments made upon the occurrence of individual home sales. As the average construction time for homes is less than one year, all outstanding debt is considered short-term as of December 31, 2021 and 2020.

THE HOMEBUILDING OPERATIONS OF GREAT SOUTHERN HOMES, INC.
(A CARVE-OUT OF GREAT SOUTHERN HOMES, INC.)
NOTES TO THE CARVE-OUT FINANCIAL STATEMENTS
DECEMBER 31, 2021, 2020 AND 2019
The following table and descriptions summarize the Company’s debt as of December 31, 2021 and 2020:
	2021
	Weighted average interest rate(1)	Homebuilding Debt – Wells Fargo Syndication	Homebuilding Debt – Other	Other Affiliates(2)	Total
Wells Fargo Bank	3.63%	$36,453,801	$—	$—	$36,453,801
Regions Bank	3.63%/ 4.40%	23,189,545	—	918,453	24,107,998
Texas Capital Bank	3.63%	16,561,385	—	—	16,561,385
Truist Bank	3.63%	16,543,353	—	—	16,543,353
First National Bank	3.63%/ 3.88%	6,624,554	—	21,160	6,645,714
Anderson Brothers	4.25%	—	439,200	1,608,300	2,047,500
Other debt	—%	—	142,536	—	142,536
Total debt on contracts		$99,372,638	$581,736	$2,547,913	$102,502,287
	2020
	Weighted average interest rate	Homebuilding Debt	Other Affiliates(2)	Total
Wells Fargo Bank	4.31%	$26,914,877	$3,980,502	$30,895,379
Regions Bank	4.82%	17,856,941	—	17,856,941
Texas Capital Bank	4.52%	9,371,299	1,209,463	10,580,762
Truist Bank	3.99%	5,876,998	—	5,876,998
First National Bank	4.87%	4,277,966	—	4,277,966
Ameris Bank	5.07%	3,760,562	294,420	4,054,982
Walters Investment	6.00%	—	1,086,750	1,086,750
Other debt	—%	185,606	—	185,606
Total debt on contracts		$68,244,249	$6,571,135	$74,815,384

(1)
The weighted average interest rate for the Wells Fargo Syndication debt is 3.63%. The 4.40% and 3.88% represents the weighted average interest rate for Other Affiliates debt for Regions Bank and First National Bank, respectively.

(2)
Outstanding balances relate to bank financing for land acquisition and development activities of Other Affiliates for which the Company is the co-obligor.

Wells Fargo Syndication
In July 2021, the Nieri Group entities entered into a $150,000,000 Syndicated Credit Agreement (“Syndicated Line”) with Wells Fargo Bank, National Association (“Wells Fargo”). The Syndicated Line is a three-year revolving credit facility with a maturity date of July 2024, and an option to extend the maturity date for one year that can be exercised upon approval from the Wells Fargo. The Syndicated Line also includes a $2,000,000 letter of credit as a sub-facility subjected to the same terms and conditions as the Syndicated Line. The Company used the proceeds from the Syndicated Line to repay all syndication group participants’ outstanding construction line balances. The syndication group consisted of Wells Fargo Bank, Regions Bank, Texas Capital Bank, Truist Bank and First National Bank.

THE HOMEBUILDING OPERATIONS OF GREAT SOUTHERN HOMES, INC.
(A CARVE-OUT OF GREAT SOUTHERN HOMES, INC.)
NOTES TO THE CARVE-OUT FINANCIAL STATEMENTS
DECEMBER 31, 2021, 2020 AND 2019
The remaining availability on the Syndicated Line was $50,627,362, as of December 31, 2021. The Company pays a fee ranging between 15 and 30 basis points per annum depending on the unused amount of the Syndicated Line. The fee is computed on daily basis and paid quarterly in arrears.
The Syndicated Credit Agreement contains financial covenants, including (a) a minimum tangible net worth of $65,000,000 as of December 31, 2021 (which amount is subject to increase over time based on earnings), (b) a maximum leverage covenant that prohibits the leverage ratio from exceeding 2.75 to 1.00 for any fiscal quarter, (c) a minimum debt service coverage ratio to be less than 2.50 to 1.00 for any fiscal quarter, and (d) a minimum liquidity amount of not less than $15,000,000 at all times and unrestricted cash of not less than $7,500,000 at all times. The Nieri Group was in compliance with all debt covenants as of December 31, 2021 and 2020.
The interest rates on the borrowings under the Syndicated Line vary based on the Nieri Group’s leverage ratio and may be based on the greater of either LIBOR plus an applicable margin (ranging from 275 basis points to 350 basis points) based on the Company’s leverage ratio as determined in accordance with a pricing grid, or the base rate plus the aforementioned applicable margin. The interest rate on borrowings under the Syndicated Line may be based on the LIBOR rate and if the LIBOR rate is no longer available, the agreement contemplates transitioning to an alternative widely available market rate agreeable between parties.
Wells Fargo
In June 2016, the Nieri Group entered into a Credit Facility Agreement with Wells Fargo Bank, National Association (the “Wells Fargo Agreement”) to facilitate the financing for home construction. The Wells Fargo Agreement was amended in October 2019 to increase the borrowing capacity to $60,000,000 and extend the maturity date to June 2022.
In July 2021, the outstanding balance of the Wells Fargo Agreement was repaid in full as a result of the Syndicated Line. The Company made monthly interest payments based on a formulated rate defined in the Wells Fargo Agreement. The remaining availability on the Wells Fargo credit line was $29,104,621 as of December 31, 2020.
Regions Bank
In October 2018, the Nieri Group entered into a line of credit agreement with Regions Bank (the “Regions Agreement”) to finance the acquisition of developed residential building lots and construction of detached single- family homes in Georgia and South Carolina. The Regions Agreement provided the Company with a borrowing capacity of $35,000,000 and had a maturity date of October 2020. The Regions agreement was amended in March 2019 to increase the borrowing capacity to $40,000,000 and extend the maturity date to July 2021.
The Regions Agreement required the Company to make monthly interest only payments based on the LIBOR rate plus 4.25%. The remaining availability on the Regions credit line was $22,143,059 as of December 31, 2020. In July 2021, the outstanding balance of the Regions Bank Agreement was repaid in full as a result of the Syndicated Line.
Ameris Bank
In June 2014, the Nieri Group entered into a revolving credit agreement with Ameris Bank (the “Ameris Bank Agreement”) in the amount of $7,500,000. The Ameris Bank Agreement was amended in December 2019 to increase the borrowing capacity to $15,000,000 and extend the maturity date to November 2021 at which time it was not renewed by the Company.
The interest rate of the Ameris Bank Agreement was the greater of (i) 0.5% in excess of the lender’s prime rate and (ii) the interest rate floor of 5.0%. The remaining availability on the Ameris credit line was $10,945,018 as of December 31, 2020.

THE HOMEBUILDING OPERATIONS OF GREAT SOUTHERN HOMES, INC.
(A CARVE-OUT OF GREAT SOUTHERN HOMES, INC.)
NOTES TO THE CARVE-OUT FINANCIAL STATEMENTS
DECEMBER 31, 2021, 2020 AND 2019
Texas Capital Bank
In November 2016, the Nieri Group entered into a revolving credit agreement with Texas Capital Bank (the “Texas Capital Bank Agreement”) for a principal amount of $20,000,000 to facilitate the acquisition of developed, platted, and entitled single-family residential lots and other real property. The Texas Capital Bank agreement was amended in October 2020 to extend the maturity date of the agreement to January 2024. The borrowing capacity was increased to $40,000,000, with interest only payments due monthly at a rate of the greater of 3.50% and 90-day LIBOR rate plus 3.25%. The remaining availability on the Texas Capital Bank credit line was $29,419,238 as of December 31, 2020.
In July 2021, the outstanding balance of the Texas Capital Bank Agreement was repaid in full as a result of the Syndicated Line.
First National Bank
In January 2014, the Nieri Group entered into a revolving credit agreement with First National Bank (the “First National Bank Agreement”) in the amount of $3,000,000 to acquire real property and construct single-family homes. The agreement with First National Bank was amended in June 2016 to increase the credit line to $10,000,000. In October 2019, the Company renewed the First National Bank Agreement which extended the maturity date to November 2021.
In July 2021, the outstanding balance of the First National Bank Agreement was repaid in full as a result of the Syndicated Line. Interest was paid at the greater of (i) 3.88% and (ii) federal prime rate plus 0.50%. The remaining availability on the First National Bank credit line was $5,722,034 as of December 31, 2020.
Truist Bank (formerly BB&T)
In November 2018, the Nieri Group entered into a revolving credit agreement with Branch Banking and Truist Company (“BB&T”) Bank (the “BB&T Agreement” or “Truist Agreement”) with a borrowing capacity of $15,000,000 for construction of single-family homes to be developed on vacant lots. Interest will be paid at the prime rate plus 0.5% with a minimum floor rate of 3.50%. The BB&T Agreement was amended in November 2019 to increase the borrowing capacity to $25,000,000. In late 2019, BB&T bank was acquired by Truist bank, and as a result, the Company’s outstanding agreement was transferred to Truist. All terms of the existing BB&T Agreement were unchanged as a result of the transfer. In October 2020, the Truist Agreement was renewed and the maturity date was extended to November 2022.
In July 2021, the outstanding balance of the Truist Agreement was repaid in full as a result of the Syndicated Line. Interest was paid at the prime rate plus 0.5% with a minimum floor rate of 3.50%. The remaining availability on the Truist credit line was $19,123,002 as of December 31, 2020.
The amounts in Other Affiliates debt are unrelated to the operations of the Company, and therefore, an equal amount is included in Net due to and due from shareholders and other affiliates on the balance sheets. For the years ended December 31, 2021, 2020, and 2019, Other Affiliates borrowed $10,025,865, $13,259,394, $9,437,378, respectively and repaid $5,624,330, $7,499,472, and $6,701,466, respectively. These amounts are recorded on the statements of cash flows, financing activities section, with borrowings presented as Proceeds from other affiliate debt and repayments as Repayments of other affiliate debt.
The above financial institution debt include customary affirmative and negative covenants, events of default, and financial covenants. A failure to comply with the covenants could result in a cease of funding from the lender and cause the outstanding advances to be due before the respective maturity dates. The financial covenants were primarily consistent for all lenders and were measured on a quarterly basis. The financial covenants included: (i) a minimum tangible net worth; (ii) a minimum leverage ratio; (iii) a minimum liquidity balance; (iv) a minimum EBIT to interest expense ratio; and (v) a retainage of post-tax distribution net

THE HOMEBUILDING OPERATIONS OF GREAT SOUTHERN HOMES, INC.
(A CARVE-OUT OF GREAT SOUTHERN HOMES, INC.)
NOTES TO THE CARVE-OUT FINANCIAL STATEMENTS
DECEMBER 31, 2021, 2020 AND 2019
income. All terms are defined in the respective revolving construction line agreements. As of December 31, 2021 and 2020, the Company was in compliance with all covenants.
For the years ended December 31, 2021, 2020, and 2019, the Company capitalized $1,264,403, $337,500, and $410,979 of deferred loan costs, respectively. The Company recognized $421,186, $408,674, and $393,919, respectively, of amortized deferred loan costs within Other income (expense), net for the years ended December 31, 2021, 2020, and 2019, respectively. Outstanding deferred loan costs related to the Company’s Homebuilding debt were $973,961 and $130,743 as of December 31, 2021 and 2020, respectively, and are included in Prepaid expense and other assets on the balance sheets.
Other Debt
The Company enters into retail installment contracts with unrelated third parties. The maturity date of the borrowings is in August 2022.
Note 6 — Related party transactions
Distributions and net transfer to shareholders and other affiliates
Before the carve-out, the Company’s financial information was included in the financial statements and accounting records of GSH. The following transactions consisting of distributions and net transfer to shareholders and other affiliates summarizes the activity between the Company and shareholders and Other Affiliates before the carve-out.
Shareholders’ and Other Affiliates’ net investment reflects transactions that occurred between the Company and the Shareholder, and the Company and Other Affiliates, that were not settled in cash. Those Other Affiliates included Land Development Affiliates and Other Operating Affiliates (see Note 1 — Nature of operations and basis of presentation). The components of the Distributions and net transfer to shareholders and other affiliates for the years ended December 31, 2021, 2020, and 2019 are as follows:
	2021	2020	2019
General corporate allocations	$(2,867,929)	$(1,733,849)	$(1,253,721)
General financing activities	(30,655,681)	(20,596,420)	(9,146,377)
Distributions and net transfer to shareholders and other affiliates	$(33,523,610)	$(22,330,269)	$(10,400,098)
General Corporate Allocations — General corporate allocations include expenses for certain centralized functions, such as accounting, human resources, legal, facilities, and executive compensation that have been paid by the Company, but have been allocated to shareholders and Other Affiliates. For the years ended December 31, 2021, 2020, and 2019, the Company reallocated $2,592,429, $1,561,349, and $1,517,221 of selling, general, and administrative expenses, respectively. In addition, the Company has included certain lot purchase agreement deposits that were paid by the Company on behalf of the shareholders and Other Affiliates. Lot purchase agreement deposits paid (received) on behalf of GSH for the years ended December 31, 2021, 2020, and 2019 were $275,500, $172,500, and ($263,500), respectively.
General Financing Activities — General financing activities refer to historical transactions that occurred between the Company and its shareholders and Other Affiliates.
Related party transactions
The Company transacts with Other Affiliates that are owned by the shareholders of the Company as discussed above.

THE HOMEBUILDING OPERATIONS OF GREAT SOUTHERN HOMES, INC.
(A CARVE-OUT OF GREAT SOUTHERN HOMES, INC.)
NOTES TO THE CARVE-OUT FINANCIAL STATEMENTS
DECEMBER 31, 2021, 2020 AND 2019
The Company operates and maintains the cash management and treasury function for the Other Affiliates. Cash receipts from customers and cash disbursements made to vendors are recorded through one centralized bank account. The Company records a Due from Other Affiliate when cash is disbursed, generally to a vendor, on behalf of an affiliate. Conversely, the Company records a Due to Other Affiliate when cash is received from a customer on behalf of an affiliate. As of December 31, 2021 and 2020, the Company recorded a Due from Other Affiliates of $48,004,261 and $38,444,521, respectively, and a Due to Other Affiliates of $30,975,951 and $17,915,741, respectively. These balances are presented net as a contra-account against Shareholders and other affiliates net investment, as the settlement of these balances is not expected in cash.
The below table summarizes the transactions with the Land Development and Other Operating Affiliates for the years ended December 31, 2021, 2020, and 2019.
	Year ended December 31, 2021
	Land Development Affiliates	Other Operating Affiliates	Total
Financing cash flows:
Land development expense	$(30,231,766)	$(76,762)	$(30,308,528)
Model home sales	—	6,039,243	6,039,243
Other activities	(691,040)	(3,537,447)	(4,228,487)
Total financing cash flows	$(30,922,806)	$2,425,034	$(28,497,772)
Non-cash activities
Acquisition of developed lots from related parties in settlement of due from Other Affiliates	$33,390,760	$(219,999)	$33,170,761
Transfer of constructed model homes to related parties	—	(1,517,030)	(1,517,030)
Contribution of fixed assets	—	344,511	344,511
Total non-cash activity	$33,390,760	$(1,392,518)	$31,998,242
	Year ended December 31, 2020
	Land Development Affiliates	Other Operating Affiliates	Total
Financing cash flows:
Land development expense	$(22,990,840)	$(96,903)	$(23,087,743)
Model home sales	—	3,266,711	3,266,711
Other activities	450,282	791,117	1,241,399
Total financing cash flows	$(22,540,558)	$3,960,925	$(18,579,633)
Non-cash activities
Acquisition of developed lots from related parties in settlement of due from Other Affiliates	$18,884,590	$656,500	$19,541,090
Transfer of constructed model homes to related parties	—	(3,690,084)	(3,690,084)
Total non-cash activity	$18,884,590	$(3,033,584)	$15,851,006

THE HOMEBUILDING OPERATIONS OF GREAT SOUTHERN HOMES, INC.
(A CARVE-OUT OF GREAT SOUTHERN HOMES, INC.)
NOTES TO THE CARVE-OUT FINANCIAL STATEMENTS
DECEMBER 31, 2021, 2020 AND 2019
	Year ended December 31, 2019
	Land Development Affiliates	Other Operating Affiliates	Total
Financing cash flows:
Land development expense	$(17,163,453)	$(525,084)	$(17,688,537)
Model home sales	—	8,144,959	8,144,959
Other activities	(1,552,496)	(1,506,482)	(3,058,978)
Total financing cash flows	$(18,715,949)	$6,113,393	$(12,602,556)
Non-cash activities
Acquisition of developed lots from related parties in settlement of due from Other Affiliates	$9,248,117	$1,289,240	$10,537,357
Transfer of constructed model homes to related parties	—	(3,227,809)	(3,227,809)
Total non-cash activity	$9,248,117	$(1,938,569)	$7,309,548
Land development expense — Represents costs that were paid for by the Company that relate to the Land Development Affiliates’ operations. The Land Development Affiliates acquire raw parcels of land and develop them so that the Company can build houses on the land.
Model home sales — After all the houses in a community are sold, an affiliate sells the model home to a homebuyer. The proceeds are received by the Company’s one bank account and are then allocated to the affiliate.
Other operating activities — Amounts represent other transactions with the Other Affiliates. This includes, predominately, rent expense incurred for leased model homes and payment of real estate taxes.
Acquisition of developed lots from related parties in settlement of due from Other Affiliates — Once the Land Development Affiliates have developed the raw parcels of land, they transfer the land to the Company in a non-cash transaction. The transfer amount is derived from the costs incurred to develop the land.
Transfer of constructed model homes to related parties — The Company normally constructs model homes as part of the development of a community. Previously, the Company would transfer the constructed model home to Model Home Holdings, LLC in a non-cash transaction. The amount of the transfer was based on the costs incurred to construct the model home.
Contribution of fixed assets — During 2021, the Company received office furniture from an affiliate in a non-cash transaction. The amount was derived based on the net book value of the assets at the time of the transfer.
Leases
In addition to the transactions above, the Company has entered into three separate operating lease agreements with one related party. The terms of the lease, including rent expense and future minimum payments, are described in Note 9 — Commitments and contingencies.

THE HOMEBUILDING OPERATIONS OF GREAT SOUTHERN HOMES, INC.
(A CARVE-OUT OF GREAT SOUTHERN HOMES, INC.)
NOTES TO THE CARVE-OUT FINANCIAL STATEMENTS
DECEMBER 31, 2021, 2020 AND 2019
Note 7 — Lot purchase agreement deposits
As the carved-out entity, the Company does not engage in the land development business. In certain instances, the Company’s strategy is to acquire developed lots through unrelated third-party land developers pursuant to lot purchase agreements. Most lot purchase agreements require the Company to pay a nonrefundable cash deposit of approximately 10% of the agreed-upon fixed purchase price of the developed lots. In exchange for the deposit, the Company receives the right to purchase the finished developed lot at a preestablished price.
Such contracts enable the Company to defer acquiring portions of properties owned by third parties until the Company determines whether and when to complete such acquisition, which may serve to reduce financial risks associated with long-term land holdings. The following table provides a summary of the Company’s interest in lot purchase agreements as of December 31, 2021 and 2020:
	2021	2020
Deposit and pre-acquisition costs	$2,946,001	$3,363,026
Remaining purchase price	77,007,079	68,053,049
Total contract value	$79,953,080	$71,416,075
The Company has the right to cancel or terminate the lot purchase agreement at any time for any reason. The legal obligation and economic loss resulting from a cancellation or termination is limited to the amount of the deposits paid. The cancellation or termination of a lot purchase agreement results in the Company recording a write-off of the nonrefundable deposit to Cost of sales. For the years ended December 31, 2021, 2020, and 2019, the Company recorded $211,482, $84,619, and $52,264, respectively, to Cost of sales for the forfeited lot purchase agreement deposits.
As discussed in Note 2 — Summary of significant accounting policies, the deposits placed by the Company pursuant to the lot purchase agreements are not deemed to be a variable interest in the respective third-party land developers.
Note 8 — Warranty reserves
The Company establishes warranty reserves to provide for estimated future costs as a result of construction and product defects. Estimates are determined based on management’s judgement considering factors such as historical spend and projected cost of corrective action.
The following table provides a summary of the activity related to warranty reserves, which are included in Other accrued expenses and liabilities on the accompanying balance sheets as follows:
	2021	2020
Warranty reserves at January 1	$963,204	$795,636
Reserves provided	1,206,142	936,525
Payments for warranty costs and other	(893,752)	(768,957)
Warranty reserves at December 31	$1,275,594	$963,204

THE HOMEBUILDING OPERATIONS OF GREAT SOUTHERN HOMES, INC.
(A CARVE-OUT OF GREAT SOUTHERN HOMES, INC.)
NOTES TO THE CARVE-OUT FINANCIAL STATEMENTS
DECEMBER 31, 2021, 2020 AND 2019
Note 9 — Commitments and contingencies
Leases
The Company has three office space operating leases, where the lessor is a related party. The future minimum lease payments required under operating leases that have initial or remaining noncancelable terms in excess of one year as of December 31, 2021 are as follows:
Lease Payment
2022	$606,000
2023	351,000
2024	96,000
2025	96,000
2026	48,000
Thereafter	—
$1,197,000
Total rental expense for the years ended December 31, 2021, 2020, and 2019 was $931,078, $1,214,431, and $844,998, respectively. Certain leases contain renewal options and generally require that the Company pay for insurance, taxes, and maintenance.
Litigation
The Company is considered to be the primary responsible party for claims and lawsuits brought against the Shareholders and Other Affiliates based on its financial resources. The Company is subject to claims and lawsuits that may arise primarily in the ordinary course of business, which consist mainly of construction defect claims. It is management’s opinion that if a claim has merit, other parties will be partially responsible or liable for the claim. When the Company believes that a loss is probable and estimable and not fully able to be recouped, the Company will record an expense and corresponding contingent liability. As of the date of these financial statements, management believes that the Company has not incurred a liability as a result of any claims. Below is a summary of current pending litigation involving the Company.
The Company is a defendant in a claim involving residential construction defects associated with the premature deterioration of sloped land behind neighboring homes, where the Company served as the general contractor for original construction of the residence in 2013. The Company asserts the slope failure that has caused damage to the structural integrity of the Plaintiff’s homes is the result of the Plaintiff’s next-door neighbor who voluntarily cleared vegetation from the rear of their home thereby causing the erosion of soil and resulting damages. The claim is being defended by the Company’s commercial liability carriers and will likely be resolved through mediation procedures. No amounts have been accrued for the matter.
The Company is a defendant in a class action lawsuit claiming that the Company required the lawsuit’s representative to sign a waiver of the common law warranty of habitability in the contract for sale but received no compensation for the waiver. The representative and other members of the class that purchased using the same contract seek compensation for the value of the waiver. The suit specifically declines to claim that there was any construction defect in the homes sold by the Company. Management and legal counsel for the Company are uncertain as to the likelihood of the outcome of the case and the amount of potential damages is neither known nor reasonably estimable. No amounts have been accrued for the matter. A hearing before the S.C. Court of Appeals was held in April 2021 regarding arbitration; however, the court has not rendered a decision. If this case were to go to trial it is anticipated that the matter will be unresolved for several years.

THE HOMEBUILDING OPERATIONS OF GREAT SOUTHERN HOMES, INC.
(A CARVE-OUT OF GREAT SOUTHERN HOMES, INC.)
NOTES TO THE CARVE-OUT FINANCIAL STATEMENTS
DECEMBER 31, 2021, 2020 AND 2019
A former employee of GSH was involved in an auto accident while in the employ of GSH. GSH was named as a defendant in the lawsuit; the plaintiffs alleged that GSH was liable (a) for the negligent acts and omissions of its employee under the doctrines of respondent superior and the rules of agency, (b) for negligence in the hiring, training, supervising, etc. of its employee, and (c) for loss of consortium. In April 2021, the matter was settled, and the case was dismissed for an immaterial amount.
Note 10 — Employee benefit plan
Before January 1, 2021, GSH sponsored a Simple Individual Retirement Account (“IRA”) Retirement Plan. The plan covered all employees of the Company who earned at least $5,000 in the prior year and who are expected to earn at least $5,000 in the current year. The Company matched employee contributions up to 3% of compensation for employees participating in the plan up to the maximum amount allowed by the Internal Revenue Code. Administrative costs for the plan were paid by the Company.
Effective January 1, 2021, the Company sponsored an elective safe harbor 401(k) contribution plan covering substantially all employees who have completed three consecutive months of service. The plan provides that the Company will match up to the first 3% of the participant’s base salary rate at 100% and 50% of the next 2% for a maximum contribution of 4%. In addition, participants become 100% vested with respect to employer contributions after completing six years of service starting in 2021. Administrative costs for the plan were paid by the Company.
Total contributions paid to the plans for the Company’s employees were $150,090, $93,160, and $109,612 for the years ended December 31, 2021, 2020, and 2019, respectively. These amounts are recorded in Selling, general and administrative expenses on the statements of income.
Note 11 — Paycheck Protection Program loan
In May 2020, GSH received loan proceeds in the amount of $1,693,800 under the Paycheck Protection Program (“PPP”). The PPP established as part of the Coronavirus Aid, Relief, and Economic Security Act and administered by the Small Business Administration (the “SBA”), provided for loans to qualifying business for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business.
The loans and accrued interest were forgivable after 24 weeks as long as the borrower used the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintained its payroll levels. The amount of loan forgiveness would be reduced if the borrower terminated employees or reduced salaries during the 24-week period. Any unforgiven portion of a PPP loan was payable over two years at an interest rate of 1%, with a deferral of payments for the first six months. The Company used the proceeds for purposes consistent with the PPP loan.
In December 2020, GSH received notice from the SBA of loan forgiveness for the principal balance of $1,693,800 and accrued interest of $9,688. The Company accounted for the forgiveness as an extinguishment of debt in accordance with ASC 470, Debt. The gain on extinguishment was recognized as income within Other income (expense), net on the statement of income for the year ended December 31, 2020.

THE HOMEBUILDING OPERATIONS OF GREAT SOUTHERN HOMES, INC.
(A CARVE-OUT OF GREAT SOUTHERN HOMES, INC.)
NOTES TO THE CARVE-OUT FINANCIAL STATEMENTS
DECEMBER 31, 2021, 2020 AND 2019
Note 12 — Earnings per Share
Earnings per share was calculated based on the 100,000 weighted average number of common shares issued and outstanding by GSH for the years ended December 31, 2021, 2020, and 2019. There were no dilutive or anti-dilutive securities for the years presented in the capital structure of GSH.
	2021	2020	2019
Numerator
Net Income	$62,413,011	$38,976,374	$28,279,552
Denominator
Weighted average number of shares outstanding used to calculate basic EPS	100,000	100,000	100,000
Basic earnings per share	$624.13	$389.76	$282.80
Note 13 — Subsequent events
Management has performed an evaluation of subsequent events after the balance sheet date of December 31, 2021 through October 11, 2022, which is the date the financial statements were available to be issued. During this period, the Company has not identified any subsequent events that require recognition or disclosure, except for the ones noted below.
In January 2022, the Board of Directors approved and adopted the GSH Equity Incentive Plan (“EIP”). The EIP authorizes GSH to grant incentive stock-based awards. GSH granted 2,654 non-voting common stock grants, which had a grant date fair value of $394.66. The stock grants vest over a period of four years of continuous service, commencing on the date of the grant. Additionally, GSH issued stock warrants to acquire 5,000 shares of non-voting common stock. The warrants can be exercised for 10 years starting July 1, 2022.
On March 3, 2022, the Company settled a claim involving residential construction defects associated with the premature deterioration of sloped land behind neighboring homes, where the Company served as the general contractor for original construction of the residence in 2013. The settlement amount was $60,000 and was paid through GSH’s insurance carrier.
On June 7, 2022, GSH entered into a joint venture agreement with FBC Mortgage, LLC to form and launch Homeowners Mortgage, LLC (the “Joint Venture”). The Joint Venture will operate with the purpose of assisting homebuyers through the home buying experience. GSH has a 49% equity ownership stake in the Joint Venture and has granted the Joint Venture a non-transferable license to the name “Homeowners Mortgages.” There has been no activity related to the Joint Venture agreement as of August 2022.

THE HOMEBUILDING OPERATIONS OF GREAT SOUTHERN HOMES, INC.
(A CARVE-OUT OF GREAT SOUTHERN HOMES, INC.)
CONDENSED BALANCE SHEETS
SEPTEMBER 30, 2022 and DECEMBER 31, 2021 (UNAUDITED)
	September 30, 2022	December 31, 2021
ASSETS
Cash and cash equivalents	$19,372,727	$51,504,887
Accounts receivable	3,942,778	2,086,018
Inventories:
Homes under construction and finished homes	180,360,698	123,000,199
Developed lots	20,461,510	17,025,273
Due from related party	1,437,235	—
Lot purchase agreement deposits	3,610,491	2,946,001
Property and equipment, net	1,421,114	1,590,353
Operating lease right-of-use assets	716,851	—
Prepaid expenses and other assets	4,329,480	4,107,254
Total Assets	$235,652,884	$202,259,985
LIABILITIES AND SHAREHOLDERS’ AND OTHER AFFILIATES’ NET INVESTMENT
Accounts payable	$35,827,634	$28,741,054
Homebuilding debt and other affiliate debt	139,491,922	102,502,287
Operating lease liabilities	716,851	—
Other accrued expenses and liabilities	7,904,513	4,458,232
Total Liabilities	183,940,920	135,701,573
Commitments and contingencies (Note 9)
Shareholders’ and other affiliates’ net investment	92,525,239	83,586,722
Net due to and due from shareholders and other affiliates	(40,813,275)	(17,028,310)
Total Shareholders’ and Other Affiliates’ Net Investment	51,711,964	66,558,412
Total Liabilities and Shareholders’ and Other Affiliates’ Net Investment	$235,652,884	$202,259,985
The accompanying notes to the financial statements are an integral part of these statements.

THE HOMEBUILDING OPERATIONS OF GREAT SOUTHERN HOMES, INC.
(A CARVE-OUT OF GREAT SOUTHERN HOMES, INC.)
CONDENSED STATEMENTS OF INCOME
NINE MONTHS ENDED SEPTEMBER 30, 2022 and 2021 (UNAUDITED)
	September 30, 2022	September 30, 2021
Revenue, net of sales discounts	$361,951,774	$267,271,398
Cost of sales	$264,730,624	$202,315,055
Gross Profit	97,221,150	64,956,343
Selling, general and administrative expense	$38,892,250	$24,772,473
Net Income from Operations	58,328,900	40,183,870
Other income (expense), net	312,991	240,738
Equity in net losses from investment in joint venture	(49,000)	—
Net Income	$58,592,891	$40,424,608
Basic and diluted earnings per share
Basic	$585.93	$404.25
Diluted	$577.54	$404.25
Basic and diluted weighted-average number of shares
Basic	100,000	100,000
Diluted	101,453	100,000
The accompanying notes to the financial statements are an integral part of these statements.

THE HOMEBUILDING OPERATIONS OF GREAT SOUTHERN HOMES, INC.
(A CARVE-OUT OF GREAT SOUTHERN HOMES, INC.)
CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ AND OTHER AFFILIATES’ NET INVESTMENT
NINE MONTHS ENDED SEPTEMBER 30, 2022 and 2021 (UNAUDITED)
	Shareholders’ and Other Affiliates’ Net Investment	Net Due To and Due From Shareholders and Other Affiliates	Total
Balance, December 31, 2020	$54,697,321	$(20,528,780)	$34,168,541
Distributions and net transfer to (from) shareholders and other affiliates	(23,716,041)	413,160	(23,302,881)
Net income	40,424,608	—	40,424,608
Balance, September 30, 2021	$71,405,888	$(20,115,620)	$51,290,268
	Shareholders’ and Other Affiliates’ Net Investment	Net Due To and Due From Shareholders and Other Affiliates	Total
Balance, December 31, 2021	$83,586,722	$(17,028,310)	$66,558,412
Distributions and net transfer to shareholders and other affiliates	(51,027,000)	(23,784,965)	(74,811,965)
Stock compensation	1,372,626	—	1,372,626
Net income	58,592,891	—	58,592,891
Balance, September 30, 2022	$92,525,239	$(40,813,275)	$51,711,964
The accompanying notes to the financial statements are an integral part of these statements.

THE HOMEBUILDING OPERATIONS OF GREAT SOUTHERN HOMES, INC.
(A CARVE-OUT OF GREAT SOUTHERN HOMES, INC.)
CONDENSED STATEMENTS OF CASH FLOWS (UNAUDITED)
NINE MONTHS ENDED SEPTEMBER 30, 2022 and 2021
	Nine months ended September 30,
	2022	2021
Cash flows from operating activities:
Net income	$58,592,891	$40,424,608
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation	264,884	266,029
Amortization of deferred loan costs	283,157	310,460
Stock compensation expense	1,372,626	—
Loss on property and equipment	6,967	15,000
Equity in net losses from investment in joint venture	49,000	—
Amortization of operating lease right-of-use assets	396,628	—
Net change in operating assets and liabilities:
Accounts receivable	(1,856,760)	593,696
Related party receivable	(1,437,235)	—
Inventories	(46,974,166)	(33,415,124)
Lot purchase agreement deposits	(664,490)	(8,742)
Prepaid expenses and other assets	(505,383)	(2,313,600)
Accounts payable	7,086,580	13,617,582
Operating lease liabilities	(396,628)	—
Other accrued expenses and liabilities	3,446,281	(1,141,038)
Net cash flows provided by operating activities	19,664,352	18,348,871
Cash flows from investing activities:
Purchases of property and equipment	(116,420)	(296,629)
Proceeds from the sale of property and equipment	13,808	10,190
Capital contribution in joint venture	(49,000)	—
Net cash flows used in investing activities	(151,612)	(286,439)
Cash flows from financing activities:
Proceeds from homebuilding debt	129,089,631	253,660,207
Repayments of homebuilding debt	(100,495,213)	(219,279,187)
Proceeds from other affiliate debt	9,456,206	10,140,499
Repayments of other affiliate debt	(918,453)	(5,479,625)
Repayments on equipment financing	(142,536)	(26,496)
Payment of deferred loan costs	—	(1,264,403)
Distributions and net transfer to shareholders and other affiliates	(51,027,000)	(23,716,041)
Changes in net due to and due from shareholders and other affiliates	(37,607,535)	(20,314,120)
Net cash flows used in financing activities	(51,644,900)	(6,279,166)
Net change in cash and cash equivalents	(32,132,160)	11,783,266
The accompanying notes to the financial statements are an integral part of these statements.

	Nine months ended September 30,
	2022	2021
Cash and cash equivalents, beginning of period	51,504,887	29,179,787
Cash and cash equivalents, end of period	$19,372,727	$40,963,053
Supplemental cash flow information:
Cash paid for interest	$2,969,521	$2,156,806
Non-cash investing and financing activities:
Conversion of other affiliates debt to homebuilding debt	1,414,681	7,985,556
Acquisition of developed lots from related parties in settlement of due from Other Affiliates	13,822,570	21,874,897
Contribution of fixed assets	—	344,511
Transfer of constructed model homes to related parties	—	(1,492,128)
Additions of right-of-use lease assets and liabilities	1,149,832	—
Total non-cash investing and financing activities	$16,387,083	$28,712,836

The accompanying notes to the financial statements are an integral part of these statements.

THE HOMEBUILDING OPERATIONS OF GREAT SOUTHERN HOMES, INC.
(A CARVE-OUT OF GREAT SOUTHERN HOMES, INC.)
NOTES TO THE CONDENSED CARVE-OUT FINANCIAL STATEMENTS (UNAUDITED)
NINE MONTHS ENDED SEPTEMBER 30, 2022 and 2021
Note 1 — Nature of operations and basis of presentation
Nature of Business — Great Southern Homes, Inc. (“GSH”) is a land development and homebuilding company located in Columbia, South Carolina. GSH was formed as a South Carolina corporation in June 2004 and elected S corporation status in 2008.
GSH develops land and constructs single-family residential homes. GSH has active operations in South Carolina and Georgia offering a range of products including entry-level attached and detached homes, first time move-up attached and detached homes and second move-up detached homes. The constructed homes appeal to a wide range of buyer profiles, from first-time to lifestyle buyers.
Basis of Presentation — The accompanying unaudited condensed carve-out financial statements present historical information and results attributable to the homebuilding operations of GSH (“Homebuilding” or the “Company”). The unaudited condensed carve-out financial statements exclude GSH’s operations related to land development operations. The accompanying unaudited condensed carve-out financial statements (hereafter referred to as “condensed financial statements”) include financial information as of September 30, 2022 and December 31, 2021 and for the nine months ended September 30, 2022 and 2021.
The Company’s primary objective is to provide customers with homes of exceptional quality and value while maximizing its return on investment. Generally, the Company grows by expanding its market share in existing markets and by expanding into markets contiguous to the current active markets.
Throughout the periods covered by the condensed financial statements, the Company operated as part of GSH. Consequently, stand-alone condensed financial statements have not historically been prepared for the Company. The accompanying condensed financial statements have been prepared from GSH’s historical financial records and reflect the historical financial position, results of operations and cash flows of the Company for the periods presented on a carve-out basis in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).
The Company has historically transacted with affiliates that are owned by the shareholders of the Company. The Company has categorized the various affiliates based on the nature of the transactions with the Company and their primary operations. The categories are as follows:
Land Development Affiliates — Land development affiliates’ primary operations consist of acquiring and developing raw parcels of land for vertical home construction. Upon completion, the land development affiliates transfer the developed lots to the Company in a non-cash transaction.
Other Operating Affiliates — Other operating affiliates’ operations consist of acquiring and developing land, purchasing constructed houses for rental properties, leasing activities, and purchasing model homes to be maintained during the down sell period of a community.
Collectively, these are referred to as “Other Affiliates” in these financial statements and represented as related parties (see Note 6 — Related party transactions)
All assets, liabilities, revenues, and expenses directly associated with the activity of the Company are included in these condensed financial statements. Cash is included in these financial statements, as the Company provided the cash management/treasury function for the Other Affiliates. In addition, a portion of GSH’s corporate expenses including share-based compensation were allocated to the Company based on direct usage when identifiable or, when not directly identifiable, on the basis of proportional cost of sales or employee headcount, as applicable. The corporate expense allocations include the cost of corporate functions and resources provided by or administered by GSH including, predominately, costs associated with executive management, finance, accounting, legal, human resources, and costs associated with operating GSH’s office buildings. The corporate expense allocation requires significant judgement and management believes the basis on which the corporate expenses have been allocated reasonably reflects the utilization of

THE HOMEBUILDING OPERATIONS OF GREAT SOUTHERN HOMES, INC.
(A CARVE-OUT OF GREAT SOUTHERN HOMES, INC.)
NOTES TO THE CONDENSED CARVE-OUT FINANCIAL STATEMENTS (UNAUDITED)
NINE MONTHS ENDED SEPTEMBER 30, 2022 and 2021
services provided to the Company during the periods presented. Condensed balance sheet accounts were reviewed to determine what was attributable to the Company. There were no condensed balance sheet accounts that required allocation procedures for assets and liabilities.
In addition, all significant transactions between the Company and GSH have been included in these condensed financial statements. The aggregated net effect of transactions between the Company and GSH are reflected in the condensed balance sheets within Total shareholders’ and other affiliates’ net investment and in the condensed statements of cash flows within Distributions and net transfer to shareholders and other affiliates, changes in net due from and net due to shareholders and other affiliates and, when transactions were historically not settled in cash, in Non-cash financing activities. Net due to and due from shareholders and other affiliates balances are generally presented as a contra-account in the condensed balance sheets within Total shareholders and other affiliates net investment due to the expectation they will not be settled in cash in the future. Certain related party amounts that are expected to be settled in cash are presented as Due from related party in the condensed balance sheet.
GSH’s third-party long-term debt, and related interest expense have all been allocated to the Company. The Company is considered the primary legal obligor of such debt as it is the sole cash generating entity and responsible for repayment of the debt. Certain portions of that long-term debt and the related interest consist of construction revolving lines of credit and are reflected as Homebuilding debt. The remaining portions of long-term debt and the related interest have been used to finance operations that are not related to the Company, primarily land development activities, and are presented as Other Affiliate debt. The Other Affiliate debt balances related to these operations have an associated Due from shareholders and other affiliates recorded to the condensed balance sheets as of September 30, 2022 and December 31, 2021.
The results reported in these condensed financial statements would not be indicative of the Company’s future performance, primarily because the lots developed by affiliates were not transferred to the Homebuilding Operations at a market rate. As such, these results do not necessarily reflect what the financial position, results of operations, and cash flows would have been had it operated as an independent company during the periods presented.
Emerging Growth Company Status — The financial statements have been prepared as if the Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). The JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the same time as private companies. This may make comparison of the Company’s condensed financial statements with another company which is neither an emerging growth company nor which has opted out of using the extended transition period, difficult or impossible because of the potential differences in accounting standards used.
Proposed Business Combination — On September 10, 2022, GSH entered into a business combination agreement with Diamondhead Holdings Corp. (“DHHC”) and Hestia Merger Sub, Inc. (“Merger Sub”). If the business combination is subsequently consummated, the Merger sub will merge with and into GSH (the “Business Combination”), with GSH surviving the merger as a wholly-owned subsidiary of DHHC. GSH will be deemed the accounting acquirer as the Business Combination will be treated as a reverse recapitalization in accordance with U.S. GAAP.

THE HOMEBUILDING OPERATIONS OF GREAT SOUTHERN HOMES, INC.
(A CARVE-OUT OF GREAT SOUTHERN HOMES, INC.)
NOTES TO THE CONDENSED CARVE-OUT FINANCIAL STATEMENTS (UNAUDITED)
NINE MONTHS ENDED SEPTEMBER 30, 2022 and 2021
Note 2 — Summary of significant accounting policies
Interim Reporting — The accompanying condensed financial statements of the Company have been prepared in accordance with U.S. GAAP for interim financial information and the rules and regulations of Regulation S-X of the Securities and Exchange Commission (“SEC”). Accordingly, certain information, footnotes, and disclosures normally included in the annual financial statements prepared under U.S. GAAP have been condensed or omitted in accordance with SEC rules and regulations. The financial data presented herein should be read in conjunction with the audited carve-out financial statements and accompanying notes as of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021 (“2021 audited carve-out financial statements”).
The financial data included in the condensed financial statements contain all normal and recurring adjustments necessary to state fairly the financial position as of September 30, 2022 and December 31, 2021, and the results of operations, changes in shareholders’ and other affiliates’ net investment, and cash flows of the Company for the interim periods of September 30, 2022 and 2021. Operating results for the nine months ended September 30, 2022 are not indicative of the results that may be expected for the current year ending December 31, 2022.
Use of Estimates — The preparation of the accompanying condensed financial statements in conformity with U.S. GAAP requires management to make informed estimates and judgements that affect the amounts reported in the condensed financial statements and accompanying notes. Estimates made by the Company include corporate expense allocation, useful lives of depreciable assets, revenue recognition associated with contracts recognized over time, capitalized interest, warranty reserves, and share-based compensation. Due to inherent uncertainty involved in making estimates, actual results reported in future periods may differ from those estimates.
Investment in Joint Venture — GSH has entered into a joint venture agreement with an unrelated third party to acquire a 49% equity stake in Homeowners Mortgage, LLC (“Joint Venture”). The Joint Venture intends to operate with the purpose of assisting homebuyers through the homebuying experience. The Company made an initial capital contribution of $49,000 at the formation of the Joint Venture on February 4, 2022. The Company has no obligations to make future capital contributions as governed by the Joint Venture’s operating agreement. If any future contributions are made, they generally will be based on a pro rata basis, based on the Company’s respective equity interest in the Joint Venture.
The Company accounts for its investment in the Joint Venture under the equity method of accounting as it determined that the Company has the ability to exercise significant influence over the venture, but does not have control. Under the equity method, the investment in the unconsolidated joint venture is recorded initially at cost, as Investment in joint venture, and subsequently adjusted for equity in earnings (losses), cash contributions, less distributions and impairments. The Joint Venture commenced operations in June 2022. Equity in losses from investment in Joint Venture for the period from the commencement of operations through September 30, 2022 was $49,000, reducing the investment in Joint Venture as of September 30, 2022 to zero. As a result, the Company discontinued applying the equity method. The Company does not recognize its share of equity method losses exceeding its carrying amount of the investment, because the Company has no obligation to fund future operations of the Joint Venture. The Company will resume application of the equity method only after its share of future earnings of the Joint Venture is sufficient to recover its share of unrecognized losses during the period the equity method was suspended. There were no additional capital contributions and distributions for the nine months ended September 30, 2022 aside from the initial contribution of $49,000. Additionally, there were no impairment losses related to the Company’s investment in the Joint Venture recognized during the nine month period ended September 30, 2022.
Transaction costs — The Company records deferred transaction costs, which consist of legal, accounting and other fees related to the preparation of the Business Combination (see Note 1 — Nature of operations

THE HOMEBUILDING OPERATIONS OF GREAT SOUTHERN HOMES, INC.
(A CARVE-OUT OF GREAT SOUTHERN HOMES, INC.)
NOTES TO THE CONDENSED CARVE-OUT FINANCIAL STATEMENTS (UNAUDITED)
NINE MONTHS ENDED SEPTEMBER 30, 2022 and 2021
and basis of presentation). The deferred transaction costs will be offset against proceeds from the transaction upon the effectiveness of the Business Combination. In the event the transaction is terminated, all capitalized deferred transaction costs would be expensed. As of September 30, 2022 and December 31, 2021, $1,512,892 and $0, respectively, of deferred transaction costs were capitalized and recorded in Prepaid expenses and other assets on the condensed balance sheets. Transaction costs that are not eligible to be capitalized are expensed as incurred and included within Selling, general, and administrative expense in the condensed statements of income.
Leases — In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). The guidance in this ASU supersedes the leasing guidance in Accounting Standards Codification (“ASC”) 840, Leases. Under the new guidance, lessees are required to recognize right-of-use (“ROU”) assets and lease liabilities on the condensed balance sheet for all leases with terms longer than 12 months. Leases are classified as either finance or operating, with classification affecting the pattern of expense recognition in the condensed income statement. The Company adopted Topic 842 on January 1, 2022, using the modified retrospective transition method. In addition, the Company elected the practical expedients during transition which permitted the Company not to reassess under the new standard prior conclusions about the existence of a lease, lease classification, and initial direct cost. As a result of adopting Topic 842, the Company recognized operating lease ROU assets and operating lease liabilities of $1,149,832 on January 1, 2022.
The Company determines if an arrangement is, or contains, a lease at inception. Leases are recognized when the contract provides the Company the right to use an identified asset for a period of time in exchange for consideration. Operating leases are included in operating lease ROU assets and operating lease liabilities in the condensed balance sheet.
ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the commencement date based on the present value of the lease payments over the lease term. As most of the Company’s leases do not provide an explicit borrowing rate, management uses the Company’s incremental borrowing rate based on information available at the commencement date, or at the date of transition for leases transitioned to Topic 842 on January 1, 2022, in determining the present value of the lease payments. The ROU assets also include any lease payments made, reduced by any lease incentives. Lease terms may include options to extend or terminate the lease when it is reasonably certain the Company will exercise that option. Lease expense for operating leases is recognized on a straight-line basis over the lease term and is included in Selling, general, and administrative expense on the condensed statement of income for the nine-months ended September 30, 2022. The Company elected the practical expedient to combine lease and non-lease components when accounting for ROU assets and lease liabilities of all asset classes.
Variable lease costs represent additional expenses incurred by the Company that are not included in the lease payment. Variable lease costs include maintenance charges, taxes, insurance, and other similar costs, and are recorded within Selling, general and administrative expense on the condensed statement of income for the nine-months ended September 30, 2022. The Company has elected not to recognize leases with an initial term of 12 months or less (“short-term leases”) on the condensed balance sheet. The Company recognizes lease expense for short-term leases on a straight-line basis over the lease term and variable lease payments in the period in which the obligation is incurred.
Share-Based Compensation — GSH’s share-based compensation was allocated to the Company in accordance with the methodology described in Note 1 — Nature of operations and basis of presentation. GSH accounts for share-based compensation in accordance with ASC 718 — Compensation — Share-Based Compensation. GSH has two types of share-based compensation, stock options and stock warrants.

THE HOMEBUILDING OPERATIONS OF GREAT SOUTHERN HOMES, INC.
(A CARVE-OUT OF GREAT SOUTHERN HOMES, INC.)
NOTES TO THE CONDENSED CARVE-OUT FINANCIAL STATEMENTS (UNAUDITED)
NINE MONTHS ENDED SEPTEMBER 30, 2022 and 2021
Stock option awards are expensed on a straight-line basis over the life of the entire award (from the date of grant through the period of the last separately vesting portion of the grant). GSH accounts for forfeitures when they occur. Stock warrant awards do not contain a service condition and are expensed on the grant date. The fair value of share-based awards, granted or modified, is determined on the grant date (or modification or acquisition dates, if applicable) at fair value, using the Black-Scholes option pricing model. This model requires the input of highly subjective assumptions, including the option’s expected term and stock price volatility.
Revenue Recognition — The Company recognizes revenue in accordance with ASC 606 Revenue from Contracts with Customers. For the nine months ended September 30, 2022 and 2021, the revenue recognized at a point in time from speculative homes totaled $345,566,071 and $259,000,275, respectively. For the nine months ended September 30, 2022 and 2021, the revenue recognized over time from construction on land owned by customers totaled $16,385,703 and $8,271,123, respectively.
Inventories and Cost of Sales — The carrying value of inventory is stated at cost unless events and circumstances indicate the carrying value may not be recoverable. Inventory consists of developed lots, homes under construction, and finished homes.
•
Developed lots — This inventory consists of land that has been developed for or acquired by the Company and where vertical construction is imminent. Developed lots are typically allocated to individual residential lots on a per lot basis based on specific costs incurred for the acquisition of the lot. As of September 30, 2022 and December 31, 2021, the amount of developed lots included in inventory was $20,461,510 and $17,025,273, respectively. Developed lots purchased at fair value from third parties was $13,973,064 and $9,445,580 as of September 30, 2022 and December 31, 2021 respectively.

•
Homes under construction — At the time construction of the home begins, developed lots are transferred to homes under construction within inventory. This inventory represents costs associated with active homebuilding activities which include, predominately, labor and overhead costs related to home construction, capitalized interest, real estate taxes, land option fees, and any common costs that benefit the entire community during construction. As of September 30, 2022 and December 31, 2021, the amount of inventory related to homes under construction included in homes under construction and finished homes was $159,025,412 and $110,224,757, respectively.

•
Finished homes — This inventory represents completed but unsold homes at the end of the reporting period. Costs incurred in connection with completed homes including associated selling, general, and administrative costs are expensed as incurred. As of September 30, 2022 and December 31, 2021, the amount of inventory related to finished homes included in homes under construction and finished homes was $21,335,286 and $12,775,442, respectively.

Backlog — Backlog represents homes sold but not yet closed with customers. As of September 30, 2022, the Company had a total backlog of 391 units representing revenue of approximately $124 million. As of December 31, 2021, the Company had a total backlog of 800 units representing revenue of approximately $210 million. Backlog is affected by customer cancellations that may be beyond the Company’s control, such as customers unable to obtain financing or unable to sell their existing home.
Advertising — The Company expenses advertising and marketing costs as incurred, and is included within Selling, general, and administrative expense in the condensed statements of income. For the nine months ended September 30, 2022 and 2021, the Company incurred $2,286,890 and $1,457,123, respectively, in advertising and marketing costs.
Recent Accounting Pronouncements Not Yet Adopted — In June 2016, FASB issued ASU 2016-13, Financial Instruments — Credit Losses Measurement of Credit Losses on Financial Instruments (“ASC 326”). ASC 326 significantly changes the way impairment of financial assets is recognized by requiring companies to

THE HOMEBUILDING OPERATIONS OF GREAT SOUTHERN HOMES, INC.
(A CARVE-OUT OF GREAT SOUTHERN HOMES, INC.)
NOTES TO THE CONDENSED CARVE-OUT FINANCIAL STATEMENTS (UNAUDITED)
NINE MONTHS ENDED SEPTEMBER 30, 2022 and 2021
immediately recognize estimated credit losses expected to occur over the remaining life of many financial assets. The immediate recognition of the estimated credit losses generally will result in an earlier recognition of allowance for credit losses on loans and other financial instruments. The new standard will be effective for the Company on January 1, 2023 and early adoption is permitted. The adoption of ASC 326 is not expected to have a significant impact on the Company’s financial statements.
In March 2020, FASB issued ASU 2020-04, Reference Rate Reform (Topic 848), which provides practical expedients and exceptions for applying U.S. GAAP when modifying contracts and hedging relationships that use the London Interbank Offered Rate (“LIBOR”) as a reference rate. In addition, these amendments are not applicable to contract modifications made and hedging relationships entered into or evaluated after December 31, 2022. The Company does not anticipate a material increase in interest rates from its creditors as a result of the shift away from LIBOR. The Company is currently evaluating the impact of the shift and this guidance on the financial statements and disclosures.
Note 3 — Capitalized interest
The Company accrues interest on the Company’s Homebuilding debt. That debt is used to finance homebuilding operations (see Note 5 — Homebuilding debt and other affiliate debt) and all interest is capitalized and included within inventory for homes under construction, and finished homes. Interest is expensed to Cost of sales upon the settlement of the home. Capitalized interest activity is summarized in the table below for the nine months ended September 30, 2022 and 2021:
	2022	2021
Capitalized interest at January 1:	$1,190,318	$812,874
Interest cost capitalized	3,361,561	2,156,806
Interest cost expensed	(3,542,333)	(2,584,626)
Capitalized interest at September 30:	$1,009,546	$385,054
Note 4 — Property and equipment
Property and equipment consisted of the following as of September 30, 2022, and December 31, 2021:
Asset Group	September 30, 2022	December 31, 2021
Furniture and fixtures	$633,221	$580,065
Leasehold improvements	380,187	380,187
Machinery and equipment	1,037,231	985,699
Office equipment	165,774	154,043
Vehicles	750,950	790,519
Total Property and equipment	2,967,363	2,890,513
Less: Accumulated depreciation	(1,546,249)	(1,300,160)
Property and equipment, net	$1,421,114	$1,590,353
Depreciation expense, included within Selling, general and administrative expense on the condensed statements of income was $264,884 and $266,029 for the nine months ended September 30, 2022 and 2021, respectively.
Note 5 — Homebuilding debt and other affiliate debt
GSH, jointly with Other Affiliates considered to be under common control, enters into debt arrangements with financial institutions. These debt arrangements are in the form of revolving lines of credit and are

THE HOMEBUILDING OPERATIONS OF GREAT SOUTHERN HOMES, INC.
(A CARVE-OUT OF GREAT SOUTHERN HOMES, INC.)
NOTES TO THE CONDENSED CARVE-OUT FINANCIAL STATEMENTS (UNAUDITED)
NINE MONTHS ENDED SEPTEMBER 30, 2022 and 2021
generally secured by land (developed lots and undeveloped land) and homes (under construction and finished). GSH and the related Other Affiliates are collectively referred to as the Nieri Group. The Nieri Group entities are jointly and severely liable for the outstanding balances under the revolving lines of credit, however, the Company has been deemed the primary obligor in accordance with ASC 405, Liabilities. The Company is considered the primary legal obligor of such debt as it is the sole cash generating entity and responsible for repayment of the debt. As such, the Company has recorded the outstanding advances under the financial institution debt and other debt within these condensed financial statements as of September 30, 2022 and December 31, 2021.
A portion of the revolving lines of credit were drawn down for the sole operational benefit of the Nieri Group and Other Affiliates outside of the Company. These line of credit balances are reflected in the table below as Other Affiliates’ debt.
The advances from the revolving construction lines, reflected as Homebuilding debt, are used to build homes and are repaid incrementally upon individual home sales. The various revolving construction lines are collateralized by the homes under construction and developed lots. The revolving construction lines are fully secured, and the availability of funds are based on the inventory value at the time of the draw request. Interest accrued on the loans is added to the balance of the loans outstanding and is paid concurrently with the principal repayments made upon the occurrence of individual home sales. As the average construction time for homes is less than one year, all outstanding debt is considered short-term as of September 30, 2022 and December 31, 2021.
The following table and descriptions summarize the Company’s debt as of September 30, 2022 and December 31, 2021:
	As of September 30, 2022
	Weighted average interest rate(1)	Homebuilding Debt – Wells Fargo Syndication	Other Affiliates(3)	Total
Wells Fargo Bank	4.31%	$45,004,236	$4,007,651	$49,011,887
Regions Bank	4.31%	31,257,904	—	31,257,904
Texas Capital Bank	4.31%	22,324,318	—	22,324,318
Truist Bank	4.31%	22,304,732	—	22,304,732
First National Bank	4.31%/ 5.38%	8,929,747	1,208,124	10,137,871
Anderson Brothers	4.64%	—	2,133,300	2,133,300
First Community	4.00%	—	1,575,611	1,575,611
Security Federal	6.38%	—	746,299	746,299
Total debt on contracts		$129,820,937	$9,670,985	$139,491,922

THE HOMEBUILDING OPERATIONS OF GREAT SOUTHERN HOMES, INC.
(A CARVE-OUT OF GREAT SOUTHERN HOMES, INC.)
NOTES TO THE CONDENSED CARVE-OUT FINANCIAL STATEMENTS (UNAUDITED)
NINE MONTHS ENDED SEPTEMBER 30, 2022 and 2021
	As of December 31, 2021
	Weighted average interest rate(2)	Homebuilding Debt – Wells Fargo Syndication	Homebuilding Debt – Other	Other Affiliates(3)	Total
Wells Fargo Bank	3.63%	$36,453,801	$—	$—	$36,453,801
Regions Bank	3.63%/ 4.40%	23,189,545	—	918,453	24,107,998
Texas Capital Bank	3.63%	16,561,385	—	—	16,561,385
Truist Bank	3.63%	16,543,353	—	—	16,543,353
First National Bank	3.63%/ 3.88%	6,624,554	—	21,160	6,645,714
Anderson Brothers	4.25%	—	439,200	1,608,300	2,047,500
Other debt	—%	—	142,536	—	142,536
Total debt on contracts		$99,372,638	$581,736	$2,547,913	$102,502,287

(1)
The weighted average interest rate for the Wells Fargo Syndication debt is 4.31%. The 5.38% represents the weighted average interest rate for Other Affiliates debt for First National Bank.

(2)
The weighted average interest rate for the Wells Fargo Syndication debt is 3.63%. The 4.40% and 3.88% represents the weighted average interest rate for Other Affiliates debt for Regions Bank and First National Bank, respectively.

(3)
Outstanding balances relate to bank financing for land acquisition and development activities of Other Affiliates for which the Company is the co-obligor. In addition, the $4,007,651 of Other Affiliates debt with Wells Fargo as of September 30, 2022, is part of the Wells Fargo Syndication.

Wells Fargo Syndication
In July 2021, the Nieri Group entities entered into a $150,000,000 Syndicated Credit Agreement (“Syndicated Line”) with Wells Fargo Bank, National Association (“Wells Fargo”). The Syndicated Line is a three-year revolving credit facility with a maturity date of July 2024, and an option to extend the maturity date for one year that can be exercised upon approval from Wells Fargo. The Syndicated Line also includes a $2,000,000 letter of credit as a sub-facility subjected to the same terms and conditions as the Syndicated Line. The Company used the proceeds from the Syndicated Line to repay all syndication group participants’ outstanding construction line balances. The syndication group consisted of Wells Fargo Bank, Regions Bank, Texas Capital Bank, Truist Bank and First National Bank.
The remaining availability on the Syndicated Line was $16,171,412 as of September 30, 2022 and $50,627,362 as of December 31, 2021. The Company pays a fee ranging between 15 and 30 basis points per annum depending on the unused amount of the Syndicated Line. The fee is computed on a daily basis and paid quarterly in arrears.
The Syndication Agreement contains financial covenants, including (a) a minimum tangible net worth of no less than the sum of (x) $65 million and (y) 25% of positive after-tax net income, as of September 30, 2022 (which amount is subject to increase over time based on earnings), (b) a maximum leverage covenant that prohibits the leverage ratio from exceeding 2.75 to 1.00 for any fiscal quarter, (c) a minimum debt service coverage ratio to be less than 2.50 to 1.00 for any fiscal quarter, and (d) a minimum liquidity amount of not less than $15,000,000 at all times and unrestricted cash of not less than $7,500,000 at all times. The Nieri Group was in compliance with all debt covenants as of September 30, 2022 and December 31, 2021.
The interest rates on the borrowings under the Syndicated Line vary based on the Nieri Group’s leverage ratio and may be based on the greater of either LIBOR plus an applicable margin (ranging from 275 basis

THE HOMEBUILDING OPERATIONS OF GREAT SOUTHERN HOMES, INC.
(A CARVE-OUT OF GREAT SOUTHERN HOMES, INC.)
NOTES TO THE CONDENSED CARVE-OUT FINANCIAL STATEMENTS (UNAUDITED)
NINE MONTHS ENDED SEPTEMBER 30, 2022 and 2021
points to 350 basis points) based on the Company’s leverage ratio as determined in accordance with a pricing grid or the base rate plus the aforementioned applicable margin. The interest rate on borrowings under the Syndicated Line may be based on the LIBOR rate and if the LIBOR rate is no longer available, the agreement contemplates transitioning to an alternative widely available market rate agreeable between parties.
The amounts in Other Affiliates debt are unrelated to the operations of the Company, and therefore, an equal amount is included in Net due to and due from shareholders and other affiliates on the condensed balance sheets. For the nine months ended September 30, 2022, and 2021, Other Affiliates borrowed $9,456,206 and $10,140,499, respectively and repaid $918,453 and $5,479,625, respectively. These amounts are recorded on the condensed statements of cash flows in the financing activities section, with borrowings presented as Proceeds from other affiliate debt and repayments as Repayments of other affiliate debt.
The Company recognized $283,157 and $310,460, respectively of amortized deferred loan costs within Other income (expense), net for the nine months ended September 30, 2022 and 2021, respectively. Outstanding deferred loan costs related to the Company’s Homebuilding debt were $690,804 and $1,087,871 as of September 30, 2022 and 2021, respectively, and are included in Prepaid expenses and other assets on the condensed balance sheets.
Other Debt
The Company enters into retail installment contracts with unrelated third parties. The maturity date of the borrowings was in August 2022 and the amount was repaid in full.
Note 6 — Related party transactions
Distributions and net transfer to shareholders and other affiliates
Before the carve-out, the Company’s financial information was included in the financial statements and accounting records of GSH. The following transactions consisting of distributions and net transfer to shareholders and other affiliates summarizes the activity between the Company and shareholders and Other Affiliates before the carve-out.
Shareholders’ and Other Affiliates’ net investment reflects transactions that occurred between the Company and the Shareholders, and the Company and Other Affiliates, that were not settled in cash. Those Other Affiliates included Land Development Affiliates and Other Operating Affiliates (see Note 1 — Nature of operations and basis of presentation). The components of the Distributions and net transfer to shareholders’ and other affiliates’ net investment for the nine months ended September 30, 2022, and 2021 are as follows:
	2022	2021
General corporate allocations	$(3,499,974)	$(1,349,682)
General financing activities	(46,154,400)	(22,366,359)
Distributions and net transfer to shareholders and other affiliates(1)	$(49,654,374)	$(23,716,041)

(1)
This amount differs from the amount included in distributions and net transfer to shareholders and other affiliates on the condensed statements of changes in shareholders’ and other affiliates’ net investment. The $1,372,626 difference is related to stock compensation, which is broken out separately on the statements of changes in shareholders’ and other affiliates’ net investment. ‘

General Corporate Allocations — General corporate allocations include expenses for certain centralized functions, such as accounting, human resources, legal, facilities, and executive compensation that have been paid by the Company, but have been allocated to shareholders and Other Affiliates. For the nine months

THE HOMEBUILDING OPERATIONS OF GREAT SOUTHERN HOMES, INC.
(A CARVE-OUT OF GREAT SOUTHERN HOMES, INC.)
NOTES TO THE CONDENSED CARVE-OUT FINANCIAL STATEMENTS (UNAUDITED)
NINE MONTHS ENDED SEPTEMBER 30, 2022 and 2021
ended September 30, 2022, and 2021, the Company reallocated $2,985,974 and $1,230,682 of selling, general, and administrative expenses, respectively. In addition, the Company has included certain lot purchase agreement deposits that were paid by the Company on behalf of the shareholders and Other Affiliates. Lot purchase agreement deposits paid on behalf of GSH for the nine months ended September 30, 2022, and 2021, were $514,000 and $119,000, respectively.
General Financing Activities — General financing activities refer to historical transactions that occurred between the Company and its shareholders and Other Affiliates.
Related party transactions
The Company transacts with Other Affiliates that are owned by the shareholders of the Company as discussed above.
The Company operates and maintains the cash management and treasury function for the Other Affiliates. Cash receipts from customers and cash disbursements made to vendors are recorded through one centralized bank account. The Company records a Due from Other Affiliate when cash is disbursed, generally to a vendor, on behalf of an affiliate. Conversely, the Company records a Due to Other Affiliate when cash is received from a customer on behalf of an affiliate. As of September 30, 2022, and December 31, 2021, the Company recorded a Due from Other Affiliates of $74,759,280 and $48,004,261, respectively, and a Due to Other Affiliates of $33,946,005 and 30,975,951, respectively. These balances are presented net as a contra-account against Shareholders’ and other affiliates’ net investment, as the settlement of these balances is not expected in cash. As of September 30, 2022, the Company recorded a Due from related party of $1,437,235 as an asset on the condensed balance sheet as the Company is reasonably certain that this amount will be collected because both parties have entered into a binding construction contract and agreed on the expected contract price.
The below table summarizes the transactions with the Land Development Affiliates and Other Affiliates for the nine months ended September 30, 2022 and 2021:
	Nine Months Ended September 30, 2022
	Land Development Affiliates	Other Operating Affiliates	Total
Financing cash flows:
Land development expense	$(29,264,304)	$(665,777)	$(29,930,081)
Other activities	(1,928,677)	(748,777)	(2,677,454)
Cash transfer, net of repayment of $5,000,000	—	(5,000,000)	(5,000,000)
Total financing cash flows	$(31,192,981)	$(6,414,554)	$(37,607,535)
Non-cash activities
Acquisition of developed lots from related parties in settlement of due from Other Affiliates’ amounts	$13,822,570	$—	$13,822,570
Total non-cash activity	$13,822,570	$—	$13,822,570

THE HOMEBUILDING OPERATIONS OF GREAT SOUTHERN HOMES, INC.
(A CARVE-OUT OF GREAT SOUTHERN HOMES, INC.)
NOTES TO THE CONDENSED CARVE-OUT FINANCIAL STATEMENTS (UNAUDITED)
NINE MONTHS ENDED SEPTEMBER 30, 2022 and 2021
	Nine Months Ended September 30, 2021
	Land Development Affiliates	Other Operating Affiliates	Total
Financing cash flows:
Land development expense	$(22,460,078)	$1,649,170	$(20,810,908)
Model home sales	—	(5,048,548)	(5,048,548)
Other activities	93,468	5,451,868	5,545,336
Total financing cash flows	$(22,366,610)	$2,052,490	$(20,314,120)
Non-cash activities
Acquisition of developed lots from related parties in settlement of due from Other Affiliates’ amounts	$21,874,897	$—	$21,874,897
Transfer of constructed model homes to related parties	—	(1,492,128)	(1,492,128)
Contribution of fixed assets	—	344,511	344,511
Total non-cash activity	$21,874,897	$(1,147,617)	$20,727,280
Land development expense — Represents costs that were paid for by the Company that relate to the Land Development Affiliates’ operations. The Land Development Affiliates acquire raw parcels of land and develop them so that the Company can build houses on the land.
Other activities — Amounts represent other transactions with the Other Affiliates. This includes, predominately, rent expense incurred for leased model homes and payment of real estate taxes.
Cash transfer — A direct cash contribution to Other Affiliates from the Company. The Company transferred cash to a related party. This cash transfer is in anticipation of separating the homebuilding operations from land development operations. This transfer amount is included in Due from Shareholders and Other Affiliates within Shareholders’ and Other Affiliates’ net investment as of September 30, 2022.
Model home sales — After all the houses in a community are sold, an affiliate sells the model home to a homebuyer. The proceeds are received in the Company’s one bank account, and are then allocated to the affiliate.
Acquisition of developed lots from related parties in settlement of Due from Other Affiliates — Once the Land Development Affiliates have developed the raw parcels of land, they transfer the land to the Company in a non-cash transaction. The transfer amount is derived from the costs incurred to develop the land.
Transfer of constructed model homes to related parties — The Company normally constructs model homes as part of the development of a community. Previously, the Company would transfer the constructed model home to Model Home Holdings, LLC in a non-cash transaction. The amount of the transfer was based on the costs incurred to construct the model home.
Contribution of fixed assets — During 2021, the Company received office furniture from an affiliate in a non-cash transaction. The amount was derived based on the net book value of the assets at the time of the transfer.
Leases
In addition to the transactions above, the Company has entered into three separate operating lease agreements with one related party. The terms of the lease, including rent expense and future minimum payments, are described in Note 9 — Commitments and contingencies.

THE HOMEBUILDING OPERATIONS OF GREAT SOUTHERN HOMES, INC.
(A CARVE-OUT OF GREAT SOUTHERN HOMES, INC.)
NOTES TO THE CONDENSED CARVE-OUT FINANCIAL STATEMENTS (UNAUDITED)
NINE MONTHS ENDED SEPTEMBER 30, 2022 and 2021
Note 7 — Lot purchase agreement deposits
As the carved-out entity, the Company does not engage in the land development business. In certain instances, the Company’s strategy is to acquire developed lots through unrelated third-party land developers pursuant to lot purchase agreements. Most lot purchase agreements require the Company to pay a nonrefundable cash deposit of approximately 10% of the agreed-upon fixed purchase price of the developed lots. In exchange for the deposit, the Company receives the right to purchase the finished developed lot at a preestablished price.
Such contracts enable the Company to defer acquiring portions of properties owned by third parties until the Company determines whether and when to complete such acquisition, which may serve to reduce financial risks associated with long-term land holdings. The following table provides a summary of the Company’s interest in lot purchase agreements as of September 30, 2022 and December 31, 2021:
	September 30, 2022	December 31, 2021
Deposit and pre-acquisition costs	$3,610,491	$2,946,001
Remaining purchase price	65,325,006	77,007,079
Total contract value	$68,935,497	$79,953,080
The Company has the right to cancel or terminate the lot purchase agreement at any time for any reason. The legal obligation and economic loss resulting from a cancellation or termination is limited to the amount of the deposits paid. The cancellation or termination of a lot purchase agreement results in the Company recording a write off of the nonrefundable deposit to Cost of sales. For the nine months ended September 30, 2022 and 2021, the Company recorded $176,418 and $98,642 respectively, to Cost of sales for the forfeited lot purchase agreement deposits. The deposits placed by the Company pursuant to the lot purchase agreements are not deemed to be a variable interest in the respective third-party land developers.
Note 8 — Warranty reserves
The Company establishes warranty reserves to provide for estimated future costs as a result of construction and product defects. Estimates are determined based on management’s judgement considering factors such as historical spend and projected cost of corrective action.
The following table provides a summary of the activity related to warranty reserves, which are included in Other accrued expenses and liabilities on the accompanying condensed balance sheets as follows:
	Nine months ended September 30, 2022	Year ended December 31, 2021
Warranty reserves at the beginning of period	$1,275,594	$963,204
Reserves provided	847,000	1,206,142
Payments for warranty costs and other	(834,463)	(893,752)
Warranty reserves at the end of period	$1,288,131	$1,275,594
Note 9 — Commitments and contingencies
Leases
The Company leases office spaces in South Carolina under operating lease agreements with related parties, which have a remaining lease term of up to five years, some of which include options to extend on a month-to-month basis, and some of which include options to terminate the lease. These options are excluded

THE HOMEBUILDING OPERATIONS OF GREAT SOUTHERN HOMES, INC.
(A CARVE-OUT OF GREAT SOUTHERN HOMES, INC.)
NOTES TO THE CONDENSED CARVE-OUT FINANCIAL STATEMENTS (UNAUDITED)
NINE MONTHS ENDED SEPTEMBER 30, 2022 and 2021
from the calculation of the ROU asset and lease liability until it is reasonably certain that the option will be exercised. The Company recognized an operating lease expense of $418,147 within Selling, general, and administrative expense on the condensed statement of income for the nine months ended September 30, 2022. Operating lease expense included variable lease expense of $64,048 for the nine months ended September 30, 2022. The weighted-average discount rate for the operating leases entered into during the nine months ended September 30, 2022, was 3.21%, and the weighted-average remaining lease term was 2.33 years.
The maturity of the contractual, undiscounted operating lease liabilities as of September 30, 2022, are as follows:
Lease Payment
2022	$151,500
2023	351,000
2024	96,000
2025	96,000
2026	48,000
Thereafter	—
Total undiscounted operating lease liabilities	742,500
Interest on operating lease liabilities	(25,649)
Total present value of operating lease liabilities	$716,851
As reported under ASC 840, future minimum lease payments required under operating leases that have initial or remaining noncancelable terms in excess of one year as of December 31, 2021 are as follows:
Lease Payment
2022	$606,000
2023	351,000
2024	96,000
2025	96,000
2026	48,000
Thereafter	—
$1,197,000
As reported under ASC 840, total rent expense for the nine months ended September 30, 2021 was $721,706.
The Company has certain leases which have initial lease terms of twelve months or less (“short-term leases”). The Company elected to exclude these leases from the recognition requirements under Topic 842, and these leases have not been included in our recognized operating ROU assets and operating lease liabilities. The Company recorded $74,582 and $303,681 of rent expense related to the short-term leases within selling, general and administrative expense on the condensed statement of income for the nine months ended September 30, 2022, and 2021, respectively.
Litigation
The Company is considered to be the primary responsible party for claims and lawsuits brought against the Shareholders and Other Affiliates based on its financial resources. The Company is subject to claims and lawsuits that may arise primarily in the ordinary course of business, which consist mainly of construction defect claims. It is management’s opinion that if a claim has merit, other parties will be partially responsible

THE HOMEBUILDING OPERATIONS OF GREAT SOUTHERN HOMES, INC.
(A CARVE-OUT OF GREAT SOUTHERN HOMES, INC.)
NOTES TO THE CONDENSED CARVE-OUT FINANCIAL STATEMENTS (UNAUDITED)
NINE MONTHS ENDED SEPTEMBER 30, 2022 and 2021
or liable for the claim. When the Company believes that a loss is probable and estimable and not fully able to be recouped, the Company will record an expense and corresponding contingent liability. As of the date of these financial statements, management believes that the Company has not incurred a liability as a result of any claims. Below is a summary of current pending litigation involving the Company.
The Company is a defendant in a claim involving residential construction defects associated with the premature deterioration of sloped land behind neighboring homes where the Company served as the general contractor for original construction of the residence in 2013. The Company asserts the slope failure that has caused damage to the structural integrity of the plaintiff’s homes is the result of the plaintiff’s next-door neighbor who voluntarily cleared vegetation from the rear of their home thereby causing the erosion of soil and resulting damages. The claim is being defended by the Company’s commercial liability carriers and will likely be resolved through mediation procedures. No amounts have been accrued for the matter.
The Company is a defendant in a class action lawsuit claiming that the Company required the lawsuit’s representative to sign a waiver of the common law warranty of habitability in the contract for sale but received no compensation for the waiver. The representative and other members of the class that purchased using the same contract seek compensation for the value of the waiver. The suit specifically declines to claim that there was any construction defect in the homes sold by the Company. Management and legal counsel for the Company are uncertain as to the likelihood of the outcome of the case and the amount of potential damages is neither known nor reasonably estimable. No amounts have been accrued for the matter. A hearing before the S.C. Court of Appeals was held in April 2021 regarding arbitration; however, the court has not rendered a decision. If this case were to go to trial it is anticipated that the matter will be unresolved for several years.
Note 10 — Stock compensation
Stock options
In January 2022, the Board of Directors of GSH approved and adopted the Great Southern Homes, Inc. 2023 Equity Incentive Plan (the “2023 Plan”). The 2023 Plan is administered by a committee appointed by the Board of Directors and has reserved 3,000 common shares to be issued as equity-based awards to directors and employees of GSH. The number of awards reserved is subject to change based on certain corporate events or changes in GSH’s capital structure and the shares vest ratably over four years. The 2023 Plan defines awards to include incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, stock bonus awards, and performance compensation awards. As of September 30, 2022, GSH had only issued incentive and non-qualified stock options.
The following table summarizes the GSH stock options that were specifically granted to directors and employees of Homebuilding for the nine months ended September 30, 2022:
	Stock options	Weighted-Average Per share Exercise price
Outstanding, December 31, 2021	—	$—
Granted	2,524	1,049.60
Forfeited	(182)	1,049.60
Outstanding, September 30, 2022	2,342	$1,049.60
Options exercisable at September 30, 2022	—	$—
The aggregate intrinsic value of the stock options outstanding was $7,612,437 as of September 30, 2022. The intrinsic value of a stock option is the amount by which the fair value of the underlying stock exceeds the price of the option.

THE HOMEBUILDING OPERATIONS OF GREAT SOUTHERN HOMES, INC.
(A CARVE-OUT OF GREAT SOUTHERN HOMES, INC.)
NOTES TO THE CONDENSED CARVE-OUT FINANCIAL STATEMENTS (UNAUDITED)
NINE MONTHS ENDED SEPTEMBER 30, 2022 and 2021
GSH recognizes stock compensation expense resulting from the equity-based awards over the requisite service period. Stock compensation expense is recorded based on the estimated fair value of the equity-based award on the grant date using the Black-Scholes valuation model. Stock compensation expense is recognized in the Selling, general and administrative expense line item in the condensed statement of income. Stock compensation expense included in the condensed carve-out statement of income for the nine months ended September 30, 2022 was $145,826. As of September 30, 2022, there was unrecognized stock compensation expense related to non-vested stock option arrangements totaling $679,478. The weighted average period over which the unrecognized stock compensation expense is expected to be recognized is 3.25 years.
As GSH’s common stock is not publicly traded, it estimates the fair value of common stock based on capitalization of net cash flow method. The method utilizes significant unobservable inputs to determine the present value of future cash flows such as a discount rate and an illiquidity discount.
GSH considers numerous objective and subjective factors to determine the fair value of the Company’s common stock. The factors considered include, but are not limited to: (i) the results of periodic independent third-party valuations; (ii) nature of the business and history of the enterprise from its inception; (iii) the economic outlook in general and for the specific industry; (iv) the book value of the stock and financial condition of the business; (v) earning and dividend paying capacity of the business; (vi) the market prices of stocks of corporations engaged in the same or similar lines of business having their stock actively traded in a free and open market, either on an exchange or over-the-counter.
The following assumptions were used in the Black-Scholes valuation model to determine the estimated fair value of the stock options granted during the nine months ended September 30, 2022:
Inputs	September 30, 2022
Risk free interest rate	1.82%
Expected volatility	35%
Expected dividend yield	—%
Expected life (in years)	6.25
Fair value of options	$394.7
Risk-Free Interest Rate — The risk-free interest rate is based on the U.S. Treasury zero coupon bond issued in effect at the time of the grant for the periods corresponding with the expected term of the stock option.
Expected Volatility — GSH’s expected volatility was estimated based on the average volatility for comparable publicly traded companies over a period equal to the expected term of the options.
Expected Dividend Yield — The dividend yield is based on the GSH’s history and expectation of dividend payouts. The Company does not expect to pay cash dividends to shareholders during the term of options, therefore the expected dividend yield is determined to be zero.
Expected Life — The expected term represents the period the options granted are expected to be outstanding in years. As GSH does not have sufficient historical experience for determining the expected term, the expected term has been derived based on the SAB 107 simplified method for awards that qualify as plain-vanilla options.
Stock warrants
In January 2022, GSH granted an option to non-employee directors to purchase 5,000 stock warrants for $150,000. Each warrant represents one non-voting common share. The warrants are exercisable at $1,512 per warrant, which represents an out-of-the-money strike price. The warrants can be exercised for 10 years

THE HOMEBUILDING OPERATIONS OF GREAT SOUTHERN HOMES, INC.
(A CARVE-OUT OF GREAT SOUTHERN HOMES, INC.)
NOTES TO THE CONDENSED CARVE-OUT FINANCIAL STATEMENTS (UNAUDITED)
NINE MONTHS ENDED SEPTEMBER 30, 2022 and 2021
starting from July 1, 2022. Using the Black-Scholes valuation model, GSH determined the aggregate fair value of these warrants to be approximately $1,376,800 as of the grant date. Because there is no continued service requirement for the warrant holders, the Company recorded a one time stock compensation expense in the amount of $1,226,800 within Selling, general and administrative expense line item in the condensed statement of income for the nine month period ended September 30, 2022.
The following assumptions were used in the Black-Scholes valuation model to determine the estimated fair value of the stock warrants granted during the nine months ended September 30, 2022:
Inputs	September 30, 2022
Risk free interest rate	1.78%
Expected volatility	35%
Expected dividend yield	—%
Expected life (in years)	6.40
Fair value of warrants granted	$275.4
The methodology for determining the inputs is consistent with the input methodology for stock options as described above.
In March 2022, the option holders purchased the warrants in exchange for $150,000 cash consideration. This amount was recorded directly to Shareholders’ and other affiliates’ net investment in the Company’s condensed balance sheet. As of September 30, 2022, no warrants have been exercised.
Note 11 — Employee benefit plan
Effective January 1, 2021, GSH sponsored an elective safe harbor 401(k) contribution plan covering substantially all employees who have completed three consecutive months of service. The plan provides that GSH will match up to the first 3% of the participant’s base salary rate at 100% and 50% of the next 2% for a maximum contribution of 4%. In addition, participants become 100% vested with respect to employer contributions after completing six years of service starting in 2021. Administrative costs for the plan were paid by GSH.
Total contributions paid to the plan for the Company’s employees for the nine months ended September 30, 2022, and 2021 were approximately $134,862 and $105,931, respectively. These amounts are recorded in Selling, general and administrative expense on the condensed statements of income.
Note 12 — Earnings per Share
Earnings per share was calculated based on the 100,000 weighted average number of common shares issued and outstanding by GSH for the nine months ended September 30, 2022 and September 30, 2021.
	September 30, 2022	September 30, 2021
Numerator
Net Income	$58,592,891	$40,424,608
Denominator
Weighted-average number of common shares outstanding – basic	100,000	100,000
Effect of dilutive securities	1,453	—
Weighted-average number of common shares outstanding – diluted	101,453	100,000
Basic earnings per share	$585.93	$404.25
Diluted earnings per share	$577.54	$404.25

THE HOMEBUILDING OPERATIONS OF GREAT SOUTHERN HOMES, INC.
(A CARVE-OUT OF GREAT SOUTHERN HOMES, INC.)
NOTES TO THE CONDENSED CARVE-OUT FINANCIAL STATEMENTS (UNAUDITED)
NINE MONTHS ENDED SEPTEMBER 30, 2022 and 2021
The following table summarizes potentially dilutive outstanding securities for the nine months ended September 30, 2022 and 2021 that were excluded from the calculation of diluted EPS because their effect would have been anti-dilutive.
	September 30, 2022	September 30, 2021
Warrants	4,130	—
Stock Options	1,858	—
Total anti-dilutive features	5,988	—
Note 13 — Subsequent events
Management has performed an evaluation of subsequent events after the condensed balance sheet date of September 30, 2022 through November 22, 2022, which is the date the condensed financial statements were available to be issued. During this period, the Company has not identified any subsequent events that require recognition or disclosure other than the following:
On October 11, 2022, DHHC filed the Form S-4 registration statement with the Securities and Exchange Commission. The Business Combination is expected to close in the first quarter of 2023.

Annex A
BUSINESS COMBINATION AGREEMENT
BY AND AMONG
DIAMONDHEAD HOLDINGS CORP.,
HESTIA MERGER SUB, INC.,
AND
GREAT SOUTHERN HOMES, INC.
DATED AS OF SEPTEMBER 10, 2022

A-i

A-ii

A-iii

Page
EXHIBITS AND SCHEDULES
Exhibit A Sponsor Support Agreement
Exhibit B Form of DHHC A&R Certificate of Incorporation
Exhibit C Form of DHHC A&R Bylaws
Exhibit D Form of Registration Rights Agreement
Exhibit E Form of DHHC Incentive Equity Plan
Exhibit F Form of Surviving Corporation Certificate of Incorporation
Exhibit G Form of Surviving Corporation Bylaws
Exhibit H Pennington Term Sheet
Schedule I Registration Rights Agreement Signatories

A-iv

BUSINESS COMBINATION AGREEMENT
This BUSINESS COMBINATION AGREEMENT (this “Agreement”), dated as of September 10, 2022, is made by and among DiamondHead Holdings Corp., a Delaware corporation (“DHHC”), Hestia Merger Sub, Inc., a South Carolina corporation (“Merger Sub”), and Great Southern Homes, Inc., a South Carolina corporation (the “Company”). DHHC, Merger Sub and the Company shall be referred to herein from time to time collectively as the “Parties”. Capitalized terms used but not otherwise defined herein have the meanings set forth in Section 1.1.
WHEREAS, (a) DHHC is a blank check company incorporated for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, and (b) Merger Sub is, as of the date of this Agreement, a wholly-owned Subsidiary of DHHC that was formed for purposes of consummating the transactions contemplated by this Agreement and the Ancillary Documents;
WHEREAS, pursuant to the Governing Documents of DHHC, DHHC is required to provide an opportunity for holders of DHHC Class A Shares sold in DHHC’s initial public offering of securities to have their outstanding DHHC Class A Shares redeemed on the terms and subject to the conditions set forth therein in connection with the consummation of DHHC’s initial business combination;
WHEREAS, as of the date of this Agreement, DHP SPAC-II Sponsor LLC (the “Sponsor”) owns 8,625,000 DHHC Class B Shares;
WHEREAS, the Company has requested that promptly after the execution and delivery of this Agreement, and in any event within twenty-four (24) hours, the Sponsor, DHHC and the Company enter into a sponsor support agreement, substantially in the form attached to this Agreement as Exhibit A (the “Sponsor Support Agreement”), pursuant to which, among other things, (a) the Sponsor has agreed to vote in favor of the approval and adoption of this Agreement and the transactions contemplated hereby (including the Merger) and (b) the Sponsor waives any adjustment to the conversion ratio set forth in the Governing Documents of DHHC or any other anti-dilution or similar protection with respect to the conversion of DHHC Class B Shares into DHHC Class A Shares, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Agreement;
WHEREAS, in connection with the Merger, DHHC will amend and restate its Governing Documents by (a) adopting and filing with the Delaware Secretary of State an amended and restated certificate of incorporation substantially in the form attached to this Agreement as Exhibit B (the “DHHC A&R Certificate of Incorporation”), which will, among other things, implement a dual-class stock structure wherein DHHC’s common stock will consist of DHHC Class A Shares, entitling the holders thereof to one (1) vote per share on all matters on which the DHHC Class A Shares are entitled to vote, and New DHHC Class B Shares, which will have economic rights (including dividend and liquidation rights) identical to those of the DHHC Class A Shares but the holders thereof will be entitled to two (2) votes per share on all matters on which the New DHHC Class B Shares are entitled to vote (the “Dual-Class Stock Structure”), and (b) adopting amended and restated bylaws substantially in the form attached to this Agreement as Exhibit C (the “DHHC A&R Bylaws”);
WHEREAS, immediately prior to the Closing Date, in order to facilitate the consummation of the transactions contemplated hereby (including the Merger and the Dual-Class Stock Structure), the Company will be recapitalized in accordance with Section 2.1 of this Agreement such that, immediately prior to the Effective Time, the Company’s authorized capital stock shall consist solely of Company Class A Shares and Company Class B Shares (the “Pre-Closing Recapitalization”);
WHEREAS, on the Closing Date, Merger Sub will merge with and into the Company (the “Merger”), with the Company as the surviving corporation in the Merger and, after giving effect to the Merger, the Company will be a wholly-owned Subsidiary of DHHC;
WHEREAS, at the Closing, DHHC, the Sponsor and the Company Stockholders set forth on Schedule I will enter into an amended and restated registration rights agreement, substantially in the form attached hereto as Exhibit D (the “Registration Rights Agreement”), pursuant to which, among other things, the Sponsor and the Company Stockholders set forth on Schedule I (i) will agree not to effect any sale or distribution of any Equity Securities of DHHC held by any of them during the lock-up period described therein other than pursuant to certain exceptions described therein and (ii) will be granted certain registration rights with respect to their respective DHHC Shares;
WHEREAS, the board of directors of DHHC (the “DHHC Board”) has (a) approved and declared advisable this Agreement, the Ancillary Documents to which DHHC is or will be a party and the transactions contemplated hereby and thereby (including the Merger), (b) determined that this Agreement and the transactions contemplated hereby (including the Merger) are in the best interests of DHHC and holders of DHHC Shares and (c) resolved to recommend, among other things, the approval and adoption of this Agreement, the Ancillary Documents to which DHHC is or will be a party and the transactions contemplated hereby and thereby (including the Merger) by the holders of DHHC Shares entitled to vote thereon;
WHEREAS, the board of directors of Merger Sub has (a) approved and declared advisable this Agreement, the Ancillary Documents to which Merger Sub is or will be a party and the transactions contemplated hereby and thereby (including the Merger), (b) determined that this Agreement and the transactions contemplated hereby (including the Merger) are in the best interests of Merger Sub and its sole stockholder and (c) resolved to recommend, among other things, the approval and adoption of this Agreement, the Ancillary Documents to which Merger Sub is or will be a party and the transactions contemplated hereby and thereby (including the Merger) by the sole stockholder of Merger Sub;
WHEREAS, DHHC, as the sole stockholder of Merger Sub, will as promptly as reasonably practicable (and in any event within one (1) Business Day) following the date of this Agreement, approve and adopt this Agreement, the Ancillary Documents to which Merger Sub is or will be a party and the transactions contemplated hereby and thereby (including the Merger);
WHEREAS, the board of directors of the Company (the “Company Board”) has (a) approved and declared advisable this Agreement, the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Merger), (b) determined that this Agreement and the transactions contemplated hereby (including the Merger) are in the best interests of the Company and holders of Company Shares and (c) resolved to recommend, among other things, approval and adoption of this Agreement, the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Merger) by the holders of Company Shares entitled to vote thereon; and
WHEREAS, each of the Parties intends for U.S. federal income tax purposes that (a) this Agreement constitute a “plan of reorganization” within the meaning of Section 368 of the Code and Treasury Regulations promulgated thereunder and (b) the Merger be treated as a transaction that qualifies as a “reorganization” within the meaning of Section 368 of the Code (clauses (a) and (b), the “Intended Tax Treatment”).
NOW, THEREFORE, in consideration of the premises and the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:
ARTICLE 1
CERTAIN DEFINITIONS
Section 1.1   Definitions.   As used in this Agreement, the following terms have the respective meanings set forth below.
“Acceleration Event” has the meaning set forth in Section 3.2.
“Additional DHHC SEC Reports” has the meaning set forth in Section 5.7(a).
“Affiliate” means, with respect to any Person, any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto. Notwithstanding anything to the contrary herein, (a) direct and indirect portfolio companies of investment funds advised or managed by DHHC’s Affiliates, DHHC’s Non-Party Affiliates, or by the Anchor Investors shall be deemed not to be Affiliates of DHHC and (b) Pennington shall be deemed not to be an Affiliate of the Company.
“Agency” means any of the Federal Housing Administration, the United States Department of Housing and Urban Development, the United States Department of Agricultural Rural Development, the United States Department of Veterans Affairs, the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation and the Government National Mortgage Association or any applicable State Agency.
“Agreement” has the meaning set forth in the introductory paragraph to this Agreement and as further defined in Section 9.7.
“Alternative Financing” has the meaning set forth in Section 6.21(b).
“Anchor Investors” means the certain qualified institutional buyers or institutional accredited investors, including certain funds and accounts managed by subsidiaries of BlackRock, Inc. and Millennium Management LLC, who have purchased Private Placement Warrants.
“Ancillary Documents” means the Registration Rights Agreement, the Sponsor Support Agreement, and each other agreement, document, instrument and/or certificate contemplated by this Agreement executed or to be executed in connection with the transactions contemplated hereby.
“Anti-Corruption Laws” means, collectively, (a) the U.S. Foreign Corrupt Practices Act (FCPA) of 1977 and (b) any other applicable anti-bribery, anti-corruption or anti-money laundering Laws.
“Applicable Requirements” means, as of the time of reference, the Mortgage JV’s Contractual Obligations with respect to the origination, servicing, insuring, purchase, sale or filing of claims in connection with Loans.
“Assumed Warrant” has the meaning set forth in Section 2.7(a).
“Bankruptcy and Equity Exception” has the meaning set forth in Section 4.3(a).
“Business Day” means a day, other than a Saturday or Sunday, on which commercial banks in New York, New York are open for the general transaction of business.
“Certificate of Merger” has the meaning set forth in Section 2.2(a).
“CFPB” means the Consumer Financial Protection Bureau.
“Change in Recommendation” has the meaning set forth in Section 6.7.
“Change of Control Payment” means (a) any success, change of control, retention, transaction bonus or other similar payment or amount that may be payable to any Person as a result of or in connection with this Agreement or the transactions contemplated hereby or any other Change of Control Transaction (including any such payments or similar amounts that may become due and payable based upon the occurrence of one or more additional circumstances, matters or events) or (b) any payments made or required to be made pursuant to or in connection with or upon termination of, and any fees, expenses or other payments owing or that will become owing in respect of, any Company Related Party Transaction during the period beginning on the date of the Latest Balance Sheet and ending on the Closing Date. Notwithstanding the foregoing or anything to the contrary herein, the DHHC Shares to be issued in respect of or that will become subject to, as applicable, the Rollover Options or the Assumed Warrants at the Effective Time on the terms and subject to the conditions of this Agreement shall not constitute a Change of Control Payment.
“Change of Control Transaction” means any transaction or series of related transactions (a) under which any Person(s), directly or indirectly, acquires or otherwise purchases (i) another Person or any of its Affiliates or (ii) all or a material portion of the assets, business or equity securities of another Person or (b) under which any Person(s) makes any equity or similar investment in another Person, in each case, that results, directly or indirectly, in the stockholders of a Person, as applicable, as of immediately prior to such transaction holding, in the aggregate, less than fifty percent (50%) of the voting shares of such Person (or any successor or parent company of such Person) immediately after the consummation thereof (whether by merger, consolidation, tender offer, recapitalization, purchase or issuance of equity securities, tender offer or otherwise).

“Closing” has the meaning set forth in Section 2.3.
“Closing Consideration” means an amount equal to (a) $500,000,000; minus (b) the Company Closing Indebtedness; plus (c) the Company Closing Cash.
“Closing Date” has the meaning set forth in Section 2.3.
“Closing DHHC Cash” means an amount equal to: (a) the funds contained in the Trust Account as of the Effective Time (but, for the avoidance of doubt, prior to the payment of any cash to satisfy the redemptions of any DHHC Shares pursuant to the DHHC Stockholder Redemption, and any cash required to be paid in lieu of fractional shares pursuant to Section 2.10); plus (b) all other cash and cash equivalents of DHHC, including the proceeds of any securities or Indebtedness funded in connection with the Closing (excluding, for the avoidance of doubt, any amount otherwise included in the Closing DHHC Cash pursuant to clause (a) of this definition); minus (c) the aggregate amount of cash required to be paid to satisfy the redemptions of any DHHC Shares pursuant to the DHHC Stockholder Redemption.
“Closing Filing” has the meaning set forth in Section 6.4(b).
“Closing Press Release” has the meaning set forth in Section 6.4(b).
“Code” means the U.S. Internal Revenue Code of 1986, as amended.
“Company” has the meaning set forth in the introductory paragraph to this Agreement.
“Company Acquisition Proposal” means (a) any transaction or series of related transactions resulting in, or proposal or offer, which if consummated would result in, any Person(s), directly or indirectly, (i) acquiring or otherwise purchasing the Company or any of its controlled Affiliates or (ii) acquiring or otherwise purchasing 51% or more of the assets or businesses of the Company or any of its controlled Affiliates measured by consolidated net revenues, net income or total assets (in the case of each of clause (i) and (ii), whether by merger, consolidation, recapitalization, purchase or issuance of equity securities, tender offer or otherwise) after giving effect to the Pennington De-Consolidation, or (b) any transaction or series of transactions involving, or proposal or offer, which if consummated would involve, any equity or similar investment in the Company or any of its controlled Affiliates (other than the issuance of the applicable class of shares of capital stock of the Company upon the exercise or conversion of any Company Options outstanding on the date of this Agreement in accordance with the terms of the Company Equity Plan and the underlying grant, award or similar agreement). Notwithstanding the foregoing or anything to the contrary herein, none of this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby shall constitute a Company Acquisition Proposal.
“Company Board” has the meaning set forth in the recitals to this Agreement.
“Company Class A Shares” means the Company’s Class A common stock, no par value, which as of immediately after the Pre-Closing Recapitalization will have one (1) vote per share on all matters on which the Company’s Class A Shares will be entitled to vote.
“Company Class B Shares” means the Company’s Class B common stock, no par value, which as of immediately after the Pre-Closing Recapitalization will have two (2) votes per share on all matters on which the Company’s Class B Shares will be entitled to vote.
“Company Closing Cash” means the aggregate amount of unrestricted cash and cash equivalents reflected on the financial books and records of the Group Companies as of the Determination Time.
“Company Closing Indebtedness” means the Indebtedness of the Group Companies as of the Determination Time.
“Company D&O Persons” has the meaning set forth in Section 6.14(a).
“Company Directors” has the meaning set forth in Section 6.15(a).
“Company Disclosure Schedules” means the disclosure schedules to this Agreement delivered to DHHC by the Company prior to the execution of this Agreement.

“Company Equity Plan” means the Great Southern Homes, Inc. 2022 Equity Incentive Plan.
“Company Expenses” means, as of any determination time, the aggregate amount of fees, expenses, commissions or other amounts incurred by or on behalf of, or otherwise payable by, whether or not billed, due or accrued for, any Group Company in connection with or as a result of (a) the Pennington De-Consolidation, (b) the Pre-Closing Recapitalization or (c) the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby, including (i) the fees, costs, commissions and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants, or other agents or service providers of any Group Company, and (ii) any other fees, expenses, commissions or other amounts that are expressly allocated to any Group Company pursuant to this Agreement or any Ancillary Document. Notwithstanding the foregoing or anything to the contrary herein, Company Expenses shall not include any DHHC Expenses.
“Company Fundamental Representations” means the representations and warranties set forth in Section 4.1(a) and Section 4.1(b) (Organization and Qualification), Section 4.2(a), Section 4.2(c) and Section 4.2(f) (Capitalization of the Group Companies), Section 4.3 (Authority; Approval and Fairness), Section 4.8(a) (Absence of Changes), Section 4.16(q) and Section 4.16(r) (Tax Matters) and the first sentence of Section 4.17 (Brokers).
“Company Intellectual Property” means all Intellectual Property Rights that are owned by, or purported to be owned by, any Group Company.
“Company IT Assets” means all IT Assets owned, used or held for use (including through cloud-based or other third-party service providers) by any Group Company.
“Company Leased Real Property” has the meaning set forth in Section 4.18(b).
“Company Material Adverse Effect” means any change, event or occurrence that, individually or in the aggregate with any other change, event or occurrence, has had or would reasonably be expected to (a) have a material adverse effect on the business, operations, results of operations or financial condition of the Group Companies, taken as a whole, or (b) prevent, materially delay or materially impede the ability of the Company to consummate the Merger; provided, however, that, in the case of clause (a), none of the following shall be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur: any adverse change, event, or occurrence arising after the date of this Agreement resulting from or related to (i) general business or economic conditions in or affecting the United States, or the global economy generally, (ii) any national or international political or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries, (iv) changes in any applicable Laws, (v) any change, event, effect or occurrence that is generally applicable to the industries or markets in which any Group Company operates, (vi) the execution or public announcement of this Agreement or the pendency or consummation of the transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of any Group Company with employees, customers, investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors or other third parties related thereto (provided that the exception in this clause (vi) shall not apply to the representations and warranties set forth in Section 4.5(b) to the extent that its purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by this Agreement or the condition set forth in Section 7.2(a) to the extent it relates to such representations and warranties), (vii) any failure by any Group Company to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vi) or (viii)), or (viii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics, pandemics (including COVID-19) or quarantines, acts of God or other natural disasters, calamities or comparable events in the United States or any other country or region in the world, or any escalation of the foregoing; provided, however, that any effect resulting from a matter described in any of the foregoing clauses (i) through (v) or (viii) may be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur to the extent such effect is disproportionate to Group Companies, taken as a whole, relative to other participants operating in the homebuilding business in South Carolina or Georgia.
“Company Non-Party Affiliates” means, collectively, each Company Related Party and each former, current or future Affiliates, Representatives, successors or permitted assigns of any Company Related Party (other than, for the avoidance of doubt, the Company).
“Company Option” means, as of any determination time, each option to purchase Company Shares that is outstanding and unexercised granted under a Company Equity Plan.
“Company Outstanding Shares” means the total number of Company Shares outstanding immediately prior to the Effective Time (and after the Company Pre-Closing Recapitalization), expressed on an as-exercised and as-converted to Company Share basis (including any Company Shares underlying Company Options (on a net exercise basis) or Company Warrants).
“Company Owned Real Property” has the meaning set forth in Section 4.18(a).
“Company Privacy Commitments” means all contractual obligations, commitments, and policies of any Group Company with respect to Personal Information, privacy or data security.
“Company Property” has the meaning set forth in Section 4.18(b).
“Company Real Property Lease” has the meaning set forth in Section 4.18(b).
“Company Registered IP” means all Company Intellectual Property that is issued by, registered with, renewed by or the subject of a pending application before any Governmental Entity or Internet domain name registrar.
“Company Related Party” has the meaning set forth in Section 4.21.
“Company Related Party Transactions” has the meaning set forth in Section 4.21.
“Company Shares” means (a) prior to the Pre-Closing Recapitalization, shares of the Company’s common stock, no par value, and (b) subsequent to the Pre-Closing Recapitalization, the Company’s Class A Shares and Class B Shares, no par value per share.
“Company Stockholder Written Consent” has the meaning set forth in Section 6.12.
“Company Stockholder Written Consent Deadline” has the meaning set forth in Section 6.12.
“Company Stockholders” means, collectively, the holders of Company Shares as of any determination time prior to the Effective Time.
“Company Warrant” means any warrant to purchase Company Shares.
“Confidentiality Agreement” means that certain Confidentiality Agreement, dated as of March 21, 2022, by and between the Company and DHHC.
“Consent” means any notice, authorization, qualification, registration, filing, notification, waiver, order, consent, permit or approval to be obtained from, filed with or delivered to, a Governmental Entity or other Person.
“Consideration Schedule” has the meaning set forth in Section 2.5.
“Consumer Protection Laws” means, collectively, the Consumer Financial Protection Act of 2010, Public Law 111-203, enacted as Title X of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010; the enumerated consumer laws set forth in 12 U.S.C. Section 5481(12); the identity theft red flags provisions of the Fair Credit Reporting Act set forth in 15 U.S.C. Section 1681m(e); Section 5 of the Federal Trade Commission Act set forth in 15 U.S.C. Section 45; all state and local consumer protection and unfair or deceptive trade practices Laws, and all other Laws that apply to any of the Group Company or the Mortgage JV that have the intent or effect to protect their respective consumer customers against the acts, errors or omissions of any of the Group Company or the Mortgage JV, and all licensing requirements, regulations, guidelines, policies, and guidance implementing the aforementioned Laws.
“Contingent Worker” means any individual that is directly engaged by the Company as an independent contractor, consultant, contractor, temporary employee, leased employee or other agent used by any Group Company and classified by such Group Company as other than an employee, or compensated other than through wages paid by such Group Company through the Group Company’s payroll function.
“Contract” or “Contracts” means any written agreement, contract, license, sublicense, lease, obligation, undertaking or other commitment or arrangement that is legally binding upon a Person or any of their properties or assets.
“Contract Property” has the meaning set forth in Section 4.18(e).
“Contractual Obligation” means, as to any Person, any obligation of such Person under any Contract to which such Person is a party or by which it or any of its property is bound.
“COVID-19” means SARS-CoV-2 or COVID-19, and any variants thereof or related or associated epidemics, pandemics or disease outbreaks.
“Determination Time” means the moment immediately prior to 11:59 P.M., New York time on the day immediately prior to the Closing Date. “DHHC” has the meaning set forth in the introductory paragraph to this Agreement.
“DHHC A&R Bylaws” has the meaning set forth in the recitals to this Agreement.
“DHHC A&R Certificate of Incorporation” has the meaning set forth in the recitals to this Agreement.
“DHHC Acquisition Proposal” means any transaction or series of related transactions under which DHHC or any of its controlled Affiliates, directly or indirectly, (i) acquires or otherwise purchases any other Person(s), (ii) engages in a business combination with any other Person(s) or (iii) acquires or otherwise purchases all or a material portion of the assets or businesses of any other Person(s) (in the case of each of clause (i), (ii) and (iii), whether by merger, consolidation, recapitalization, purchase or issuance of equity securities, tender offer or otherwise). Notwithstanding the foregoing or anything to the contrary herein, none of this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby shall constitute a DHHC Acquisition Proposal.
“DHHC Board” has the meaning set forth in the recitals to this Agreement.
“DHHC Board Recommendation” has the meaning set forth in Section 6.7.
“DHHC Class A Shares” means DHHC’s Class A common stock, par value $0.0001 per share.
“DHHC Class B Shares” means DHHC’s Class B common stock, par value $0.0001 per share.
“DHHC D&O Persons” has the meaning set forth in Section 6.13(a).
“DHHC Directors” has the meaning set forth in Section 6.15(a).
“DHHC Disclosure Schedules” means the disclosure schedules to this Agreement delivered to the Company by DHHC prior to the execution of this Agreement.
“DHHC Expenses” means, as of any determination time, the aggregate amount of fees, expenses, commissions or other amounts incurred by or on behalf of, or otherwise payable by, whether or not billed, due or accrued for, a DHHC Party in connection with or as a result of the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby, including (a) deferred underwriting commissions disclosed in any DHHC SEC Reports, (b) the fees, costs, commissions and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants, the Trustee and transfer or exchange agent, as applicable, or other agents or service providers of any DHHC Party, (c) costs and expenses related to (x) directors’ and officers’ liability insurance with respect to the DHHC D&O Persons or (y) the preparation, filing and distribution of the Registration Statement / Proxy Statement and other DHHC SEC Reports, (d) amounts outstanding under any Working Capital Loans or pursuant to that Administrative Support Agreement, dated January 25, 2021, between DHHC and the Sponsor and (e) any other fees, expenses, commissions or other amounts that are expressly allocated to any DHHC Party pursuant to this Agreement or any Ancillary Document. Notwithstanding the foregoing or anything to the contrary herein, DHHC Expenses shall not include any Company Expenses.
“DHHC Financial Statements” means all of the financial statements of DHHC included in the DHHC SEC Reports.
“DHHC Fundamental Representations” means the representations and warranties set forth in Section 5.1 (Organization and Qualification), Section 5.2 (Authority), the first sentence of Section 5.4 (Brokers) and Section 5.6 (Capitalization of the DHHC Parties).
“DHHC Incentive Equity Plan” has the meaning set forth in Section 6.17(a).
“DHHC Material Adverse Effect” means any change, event or occurrence that, individually or in the aggregate with any other change, event or occurrence, has had or would reasonably be expected to (a) have a material adverse effect on the business, operations, results of operations or financial condition of the DHHC Parties, taken as a whole, or (b) prevent, materially delay or materially impede the ability of any DHHC Party to consummate the Merger; provided, however, that, in the case of clause (a), none of the following shall be taken into account in determining whether a DHHC Material Adverse Effect has occurred or is reasonably likely to occur: any adverse change, event or occurrence arising after the date of this Agreement resulting from or relating to (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) any national or international political or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, or changes therein, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries, (iv) changes in any applicable Laws (including the SEC Statements), (v) any change, event, effect or occurrence that is generally applicable to the industries or markets in which any DHHC Party operates, (vi) the execution or public announcement of this Agreement or the pendency or consummation of the transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of any DHHC Party with investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors or other third parties related thereto (provided that the exception in this clause (vi) shall not apply to the representations and warranties set forth in Section 4.3(b) to the extent that its purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by this Agreement or the condition set forth in Section 7.3(a) to the extent it relates to such representations and warranties), (vii) any failure by any DHHC Party to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vi) or (viii) through (xi)), (viii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics, pandemics (including COVID-19) or quarantines, acts of God or other natural disasters, calamities or comparable events in the United States or any other country or region in the world, or any escalation of the foregoing, (ix) any change, in and of itself, in the market price or trading volume of DHHC’s securities (although the underlying facts and circumstances resulting in such change may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vii) or (viii)), or (x) the consummation of the DHHC Stockholder Redemption; provided, however, that any effect resulting from a matter described in any of the foregoing clauses (i) through (v) or (viii) may be taken into account in determining whether a DHHC Material Adverse Effect has occurred or is reasonably likely to occur to the extent such effect is disproportionate to the DHHC Parties, taken as a whole, relative to other special purpose acquisition companies.

“DHHC Non-Party Affiliates” means, collectively, each DHHC Related Party and each of the former, current or future Affiliates, Representatives, successors or permitted assigns of any DHHC Related Party (other than, for the avoidance of doubt, any DHHC Party).
“DHHC Parties” means, collectively, DHHC and Merger Sub.
“DHHC Related Party” has the meaning set forth in Section 5.9.
“DHHC Related Party Transactions” has the meaning set forth in Section 5.9.
“DHHC SEC Reports” has the meaning set forth in Section 5.7(a).
“DHHC Shares” means, collectively, the DHHC Class A Shares and the DHHC Class B Shares.
“DHHC Stockholder Approval” means the approval of each of the Transaction Proposals by the affirmative vote of the holders of the requisite number of DHHC Shares entitled to vote thereon, whether in person or by proxy at the DHHC Stockholders Meeting (or any adjournment thereof), in accordance with the Governing Documents of DHHC and applicable Law.
“DHHC Stockholder Redemption” means the right of the holders of DHHC Class A Shares to redeem all or a portion of their DHHC Class A Shares (in connection with the transactions contemplated by this Agreement or otherwise) as set forth in the Governing Documents of DHHC.
“DHHC Stockholders Meeting” has the meaning set forth in Section 6.7.
“DHHC VWAP” means, with respect to a Trading Day, the volume weighted average price for such Trading Day of one DHHC Class A Share on the Trading Market as reported by Bloomberg Financial L.P. using the AQR function.
“Dual-Class Stock Structure” has the meaning set forth in the recitals to this Agreement.
“Earn Out Consideration” means the contingent right to receive Earn Out Shares in accordance with Section 3.1.
“Earn Out Notice” has the meaning set forth in Section 3.1(a).
“Earn Out Period” means the period beginning on the date that is ninety (90) days after the Closing Date and ending on the date that is the fifth (5th) anniversary of the Closing Date.
“Earn Out Pro Rata Share” means the pro rata portion of the Earn Out Share Consideration allocated to each Company Stockholder as set forth in the Consideration Schedule pursuant to Section 2.5.
“Earn Out Shares” has the meaning specified in Section 3.1(a).
“Effective Time” has the meaning set forth in Section 2.2(a).
“Eligible Company Equityholder” means a holder of one or more Company Shares, Company Warrants or Company Options, in each case, immediately prior to the Effective Time.
“Employee Benefit Plan” means each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, whether or not subject to ERISA), and each stock option plan, stock purchase plan, bonus or incentive plan, severance pay plan, program or arrangement, deferred compensation arrangement or agreement, employment agreement, compensation plan, program, agreement, or arrangement, change in control plan, program or arrangement, supplemental income arrangement, or vacation plan, in each case that any Group Company maintains, sponsors or contributes to or has any obligation to contribute to, or with respect to which any Group Company has or may reasonably be expected to have any present or future Liability (including as an ERISA Affiliate).
“Environmental Laws” means any and all Laws which (a) regulate or relate to the protection or clean-up of the environment; the use, treatment, storage, transportation, handling, disposal or release of Hazardous Substances; the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources; or the health and safety of Persons or property, including protection of the health and safety of employees or (b) impose liability or responsibility with respect to any of the foregoing, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), the Resource Conservation and Recovery Act of 1976, as amended, and the rules and regulations promulgated thereunder, the Clean Water Act, as amended (33 U.S.C. § 1251 et seq.), the Clean Air Act, as amended (42 U.S.C. § 7401 et seq.), and the Occupational Safety and Health Act of 1970, as amended, and the rules and regulations promulgated thereunder, or any other Law or Order of similar effect.
“Equity Securities” means any share, share capital, capital stock, partnership, membership, joint venture or similar interest in any Person (including any stock appreciation, phantom stock, profit participation or similar rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other securities or ownership interests), and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means any entity, trade or business that is, or at any applicable time was, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes any Group Company.
“Estimated Closing Consideration” has the meaning set forth in Section 2.4.
“Estimated Closing Statement” has the meaning set forth in Section 2.4.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Exchange Agent” has the meaning set forth in Section 2.8(a).
“Exchange Fund” has the meaning set forth in Section 2.8(c).
“Exchange Ratio” means the Transaction Share Consideration divided by the Company Outstanding Shares.
“Excluded Shares” has the meaning set forth in Section 2.11(a).
“Existing Financing” has the meaning set forth in Section 6.21(b).
“Federal Securities Laws” means the Exchange Act, the Securities Act and the other U.S. federal securities laws and the rules and regulations of the SEC promulgated thereunder.
“Financial Statements” has the meaning set forth in Section 4.4(a).
“Fraud” means actual, knowing (with scienter) and intentional common law fraud in the making of any representation or warranty set forth in this Agreement, as construed under the laws of the State of Delaware. For the avoidance of doubt, “Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud or any torts (including a claim for fraud or alleged fraud) based on negligence or recklessness.
“GAAP” means United States generally accepted accounting principles.
“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of a U.S. corporation are its certificate or articles of incorporation and by-laws, the “Governing Documents” of a U.S. limited partnership are its limited partnership agreement and certificate of limited partnership and the “Governing Documents” of a U.S. limited liability company are its operating or limited liability company agreement and certificate of formation.
“Governmental Entity” means any United States or non-United States (a) federal, state, provincial, local, municipal or other government, (b) governmental or quasi-governmental entity of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal) or (c) regulatory authority, agency, commission, department, instrumentality or other body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature, including the CFPB, any Agency and any arbitral tribunal (public or private), in each case, of competent jurisdiction.
“Group Company” and “Group Companies” means, collectively, the Company and its Subsidiaries.
“Hazardous Substance” means any hazardous, toxic, explosive or radioactive material, substance, waste or other pollutant that is regulated by, or may give rise to Liability pursuant to, any Environmental Law, including any petroleum products or byproducts, asbestos, lead, polychlorinated biphenyls, or radon.
“Homeowners Association” means any homeowners association, condominium association, master association or similar owners association that manages and operates or has been formed to manage and operate any of the Company Owned Real Property.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.
“In-the-Money Option” means a Company Option that has a per share exercise price less than the result of (a) the Per Share Upfront Consideration multiplied by (b) $10.00.
“Indebtedness” means, as of any time, without duplication, with respect to any Person, the outstanding principal amount of, accrued and unpaid interest on, and fees and expenses arising under or in respect of (a) indebtedness for borrowed money, (b) other obligations evidenced by any note, bond, debenture or other debt security, (c) obligations for the deferred purchase price of property or assets, including “earn-outs” and “seller notes” (but excluding any trade payables arising in the ordinary course of business), (d) reimbursement and other obligations with respect to letters of credit, bank guarantees, bankers’ acceptances or other similar instruments, in each case, solely to the extent drawn, (e) leases required to be capitalized under GAAP, (f) derivative, hedging, swap, foreign exchange or similar arrangements, including swaps, caps, collars, hedges or similar arrangements, and (g) any of the obligations of any other Person of the type referred to in clauses (a) through (f) above directly or indirectly guaranteed by such Person or secured by any assets of such Person, whether or not such Indebtedness has been assumed by such Person.
“Insurance Policies” has the meaning set forth in Section 4.15.
“Intellectual Property Rights” means all rights anywhere in the world in or to: (a) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, logos, symbols, trade dress, trade names, and other indicia of origin, all applications and registrations for any of the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of the same; (b) patents, patent applications, registrations and invention disclosures, including divisionals, revisions, supplementary protection certificates, continuations, continuations-in-part, renewals, extensions, substitutes, re-issues and re-examinations; (c) trade secrets, and confidential or proprietary know-how, data and other information (collectively, “Trade Secrets”); (d) published and unpublished works of authorship, whether copyrightable or not, copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; and (e) Internet domain names and URLs; and (f) all other intellectual property, industrial or proprietary rights (in each case, whether or not subject to statutory registration or protection).
“Intended Tax Treatment” has the meaning set forth in the recitals to this Agreement.
“Investment Company Act” means the Investment Company Act of 1940.
“IPO” has the meaning set forth in Section 9.18.
“IT Assets” means technology devices, computers, software, firmware, middleware, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines, and all other information technology equipment, and all data stored therein or processed thereby, and all associated documentation.
“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.
“Latest Balance Sheet” has the meaning set forth in Section 4.4(a).
“Law” means any federal, state, local, foreign, national, international or supranational statute, law (including common law), act, statute, ordinance, treaty, rule, code, regulation, standard, determination, order, writ, injunction, decree, arbitration award, authorization, license, permit or other binding directive or guidance of a Governmental Entity.
“Lenders” has the meaning set forth in Section 6.21(a).
“Lender Consents” has the meaning set forth in Section 6.21(a).
“Letter of Transmittal” means the letter of transmittal, in a customary form, and with such modifications, amendments or supplements as may be requested by the Exchange Agent and mutually agreed to by each of DHHC and the Company (in either case, such agreement not to be unreasonably withheld, conditioned or delayed).
“Liability” or “liability” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, known or unknown, matured or unmatured or determined or determinable, including those arising under any Law (including any Environmental Law), Proceeding or Order and those arising under any Contract.
“Lien” means any mortgage, pledge, security interest, encumbrance, lien, charge or other similar interest (including, in the case of any Equity Securities, any voting, transfer or similar restrictions).
“Loan” means any residential mortgage loan.
“Majority Stockholders” means (i) Michael Nieri, (ii) the PWN Trust 2018 dated 7/17/2018, (iii) the MEN Trust 2018 dated 7/17/2018, and (iv) the PMN Trust 2018 dated 7/17/2018.
“Material Contracts” has the meaning set forth in Section 4.7(a).
“Material Permits” has the meaning set forth in Section 4.6.
“Merger” has the meaning set forth in the recitals to this Agreement.
“Merger Sub” has the meaning set forth in the introductory paragraph to this Agreement.
“Mortgage Insurer” means any Person who insures or guarantees (a) all or any portion of the risk of loss upon the obligor’s default on any Loan or (b) any other insurance policy applicable to a Loan and any successor thereto.
“Mortgage JV” means Homeowners Mortgage, LLC.
“Multiemployer Plan” has the meaning set forth in Section (3)37 of ERISA.
“Nasdaq” means the Nasdaq Capital Market.
“New DHHC Class B Shares” means DHHC’s Class B common stock, par value $0.0001 per share, following the amendment and restatement of DHHC’s Certificate of Incorporation.
“Non-Party Affiliate” has the meaning set forth in Section 9.13.
“Officers” has the meaning set forth in Section 6.15(a).
“Order” means any writ, order, judgment, injunction, binding decision or determination, award, ruling, subpoena, verdict or decree entered, issued or rendered by any Governmental Entity.
“Pandemic Measures” means any “shelter-in-place,” “stay at home,” workforce reduction, furlough, employee time off, employee leave, social distancing, shut down, closure, sequester, business or workplace reopening, or other conditions, restrictions or requirements pursuant to any Law, order, or directive of or by any Governmental Entity, the Centers for Disease Control and Prevention, the Occupational Safety and Health Administration or the Equal Employment Opportunity Commission, in connection with or in respect to COVID-19.
“Parties” has the meaning set forth in the introductory paragraph to this Agreement.
“PCAOB” means the Public Company Accounting Oversight Board.

“PCAOB Financials Deadline” has the meaning set forth in Section 6.16(a).
“PCAOB Year-End Financial Statements” has the meaning set forth in Section 6.16(a).
“Pennington” means Pennington Communities, LLC, a South Carolina limited liability company.
“Pennington Agreements” means the agreements the forms of which are set forth on Section 7.2(e) of the Company Disclosure Schedules.
“Pennington De-Consolidation” has the meaning set forth in Section 6.24.
“Pennington Parties” means, collectively, Pennington and its Affiliates.
“Pennington Term Sheet” means the term sheet attached hereto as Exhibit H.
“Per Share Consideration” means (a) the right to receive the Per Share Upfront Consideration and (b) the contingent right to receive the Earn Out Consideration.
“Per Share Upfront Consideration” means, (a) with respect to each Company Class A Share issued and outstanding immediately prior to the Effective Time (but after the Pre-Closing Recapitalization), the right to receive the number of DHHC Class A Shares equal to the Exchange Ratio and (b) with respect to each Company Class B Share issued and outstanding immediately prior to the Effective Time (but after the Pre-Closing Recapitalization), the right to receive the number of New DHHC Class B Shares equal to the Exchange Ratio.
“Permits” means any approvals, authorizations, clearances, licenses, registrations, permits, consents, variances, clearances, easements, exemptions, orders or certificates of a Governmental Entity.
“Permitted Distributions” means the distributions described in Section 1.1 of the Company Disclosure Schedules.
“Permitted Liens” means (a) mechanic’s, materialmen’s, carriers’, repairers’ and other similar statutory Liens arising or incurred in the ordinary course of business for amounts that are not yet delinquent or are being contested in good faith by appropriate proceedings and for which sufficient reserves have been established in accordance with GAAP, (b) Liens for Taxes, assessments or other governmental charges not yet due and payable as of the Closing Date or which are being contested in good faith by appropriate proceedings and for which sufficient reserves have been established in accordance with GAAP, (c) encumbrances and restrictions on real property (including easements, covenants, conditions, rights of way and similar restrictions) that do not prohibit or materially interfere with any of the Group Companies’ use or occupancy of such real property, (d) zoning, building codes and other land use Laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over such real property and which are not violated by the use or occupancy of such real property or the operation of the businesses of the Group Company and do not prohibit or materially interfere with any of the Group Companies’ use or occupancy of such real property, (e) cash deposits or cash pledges to secure the payment of workers’ compensation, unemployment insurance, social security benefits or obligations arising under similar Laws or to secure the performance of public or statutory obligations, surety or appeal bonds, and other obligations of a like nature, in each case in the ordinary course of business and which are not yet due and payable, (f) liens set forth in Section 1.1 of the Company Disclosure Schedules, and (g) other Liens that do not materially and adversely affect the value, use, enforceability or operation of the asset subject thereto or, in the aggregate, materially impair the conduct of the business of the Group Companies as presently conducted.
“Person” means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture or other similar entity, whether or not a legal entity.
“Personal Information” means any information that (a) alone or in combination with other information held by the Company, can be used to identify an individual, person, household, device or browser, or (b) is otherwise protected under applicable Privacy Laws.
“Pre-Closing DHHC Holders” means the holders of DHHC Shares at any time prior to the Effective Time.

“Pre-Closing Recapitalization” has the meaning set forth in the recitals to this Agreement.
“Privacy Laws” means all applicable Laws that relate to privacy data protection, electronic communications, electronic marketing and information security.
“Private Placement Warrants” means the 5,933,333 private placement warrants purchased by the Sponsor and the Anchor Investors pursuant to certain private placement warrant agreements with DHHC.
“Proceeding” means any lawsuit, litigation, action, audit, investigation, examination, claim, complaint, charge, proceeding, suit, arbitration, or mediation (in each case, whether civil, criminal or administrative and whether public or private) pending by or before or otherwise involving any Governmental Entity.
“Process” means, with respect to data, the collection, use, receipt, aggregation, storage, processing, adaptation, alteration, retrieval, recording, distribution, dissemination, transfer (including cross-border transfer), import, export, protection (including security measures), combination, erasure, anonymization, destruction, disposal, disclosure, or any other operation or set of operations that is performed on data or on sets of data, in each case, whether or not by automated means.
“Prospectus” has the meaning set forth in Section 9.18.
“Registration Rights Agreement” has the meaning set forth in the recitals to this Agreement.
“Registration Statement / Proxy Statement” means a registration statement on Form S-4 relating to the transactions contemplated by this Agreement and the Ancillary Documents and containing a prospectus and proxy statement of DHHC, as amended or supplemented from time to time.
“Representatives” means, with respect to any Person, such Person’s Affiliates and its and such Affiliates’ respective directors, managers, officers, employees, accountants, consultants, advisors, attorneys, agents and other representatives.
“Required DHHC Stockholder Approval” means the approval of each of the Required Transaction Proposals by the affirmative vote of the holders of the requisite number of DHHC Shares entitled to vote thereon, whether in person or by proxy at the DHHC Stockholders Meeting (or any adjournment thereof), in accordance with the Governing Documents of DHHC and applicable Law.
“Required Transaction Proposals” has the meaning set forth in Section 6.7.
“Rollover Option” has the meaning set forth in Section 2.6(a).
“Sanctions and Export Control Laws” means any applicable Law related to (a) import and export controls, including the U.S. Export Administration Regulations, (b) economic sanctions, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, the European Union, any European Union Member State, the United Nations, and Her Majesty’s Treasury of the United Kingdom or (c) anti-boycott measures.
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.
“SCBCA” means the South Carolina Business Corporation Act of 1988, as amended.
“Schedules” means, collectively, the Company Disclosure Schedules and the DHHC Disclosure Schedules.
“SEC” means the U.S. Securities and Exchange Commission.
“SEC SPAC Accounting Changes” has the meaning set forth in Section 5.13(d).
“SEC Statements” has the meaning set forth in Section 9.19.
“Securities Act” means the U.S. Securities Act of 1933, as amended.
“Securities Laws” means Federal Securities Laws and other applicable foreign and domestic securities or similar Laws.
“Signing Filing” has the meaning set forth in Section 6.4(b).

“Signing Press Release” has the meaning set forth in Section 6.4(b).
“SPACs” has the meaning set forth in Section 9.19.
“Sponsor” has the meaning set forth in the recitals to this Agreement.
“Sponsor Support Agreement” has the meaning set forth in the recitals to this Agreement.
“State Agency” means any state agency or other Governmental Entity with authority to regulate the activities of the Mortgage JV relating to the origination or servicing of Loans or to determine the investment or servicing requirements with regard to Loan origination, purchasing, servicing, master servicing or certificate administration performed by the Mortgage JV.
“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership or other legal entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or (b) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof and for this purpose, a Person or Persons own a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity’s gains or losses or shall be a, or control any, managing director or general partner of such business entity (other than a corporation). The term “Subsidiary” shall include all Subsidiaries of such Subsidiary.
“Surviving Corporation” has the meaning set forth in Section 2.2.
“Tax” means any federal, state, local or non-United States income, gross receipts, franchise, estimated, alternative minimum, sales, use, transfer, value added, excise, stamp, customs, duties, ad valorem, real property, personal property (tangible and intangible), capital stock, social security, unemployment, payroll, wage, employment, severance, occupation, registration, communication, mortgage, profits, license, lease, service, goods and services, withholding, premium, turnover, windfall profits or other taxes of any kind whatever, together with any interest, deficiencies, penalties, additions to tax, or additional amounts imposed by any Governmental Entity with respect thereto, whether disputed or not.
“Tax Authority” means any Governmental Entity responsible for the collection or administration of Taxes or Tax Returns.
“Tax Return” means returns, information returns, bills, statements, declarations, claims for refund, schedules, attachments and reports relating to Taxes required to be filed with any Governmental Entity with respect to Taxes.
“Termination Date” has the meaning set forth in Section 8.1(d).
“Trade Secrets” has the meaning set forth in the definition of “Intellectual Property Rights”.
“Trading Day” means any day on which DHHC Class A Shares are actually traded on the Trading Market.
“Trading Market” means Nasdaq or such other stock market on which the DHHC Class A Shares are trading at the time of the determination.
“Transaction Litigation” has the meaning set forth in Section 6.2(e).
“Transaction Proposals” has the meaning set forth in Section 6.7.
“Transaction Share Consideration” means an aggregate number of DHHC Class A Shares and New DHHC Class B Shares equal to the result of (a) the Closing Consideration divided by (b) $10.00.
“Triggering Event” means each of Triggering Event I, Triggering Event II, Triggering Event III and an Acceleration Event.
“Triggering Event I” means the first date on which the DHHC VWAP over any twenty (20) Trading Days within the preceding thirty (30) consecutive Trading Day period during the Earn Out Period is greater than or equal to $12.50 (which shall be equitably adjusted to reflect stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to the DHHC Class A Shares occurring on or after the Closing).
“Triggering Event II” means the first date on which the DHHC VWAP over any twenty (20) Trading Days within the preceding thirty (30) consecutive Trading Day period during the Earn Out Period is greater than or equal to $15.00 (which shall be equitably adjusted to reflect stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to the DHHC Class A Shares occurring on or after the Closing).
“Triggering Event III” means the first date on which the DHHC VWAP over any twenty (20) Trading Days within the preceding thirty (30) consecutive Trading Day period during the Earn Out Period is greater than or equal to $17.50 (which shall be equitably adjusted to reflect stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to the DHHC Class A Shares occurring on or after the Closing).
“Trust Account” has the meaning set forth in Section 9.18.
“Trust Account Released Claims” has the meaning set forth in Section 9.18.
“Trust Agreement” has the meaning set forth in Section 5.8.
“Trustee” has the meaning set forth in Section 5.8.
“Union” has the meaning set forth in Section 4.14(g).
“Unpaid Company Expenses” means the Company Expenses that are unpaid as of immediately prior to the Closing.
“Unpaid DHHC Expenses” means the DHHC Expenses that are unpaid as of immediately prior to the Closing.
“WARN” means the Worker Adjustment Retraining and Notification Act of 1988, as well as analogous applicable foreign, provincial, state or local Laws related to plant closings, relocations, mass layoffs and employment losses.
“Warrant Pronouncement” means that certain Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies, issued by the SEC on April 12, 2021, and related guidance by the SEC.
“Willful Breach” means a material breach that is a consequence of an act undertaken or a failure to act by the breaching party with the knowledge that the taking of such act or such failure to act would, or would reasonably be expected to, constitute or result in a breach of this Agreement.
“Working Capital Loans” means any loan made to DHHC by any of the Sponsor, an Affiliate of the Sponsor or any of DHHC’s officers or directors, and evidenced by a promissory note, for the purpose of financing costs incurred in connection with a business combination.
“Year End Financial Statements” has the meaning set forth in Section 4.4(a).
ARTICLE 2
PRE-CLOSING RECAPITALIZATION; MERGER
Section 2.1   Pre-Closing Recapitalization.   Prior to the Closing, the Company shall take all actions necessary to effect the Pre-Closing Recapitalization, including (a) authorizing two new classes of Company common stock, such that the capitalization of the Company will consist of Company Class A Shares and Company Class B Shares, (b) exchanging each Company Share held by each Majority Stockholder immediately prior to the Pre-Closing Recapitalization for a Company Class B Share on a 1:1 basis, and (c) exchanging each Company Share held by each remaining Company stockholder for a Company Class A Share on a 1:1 basis, (d) amending, restating, supplementing or otherwise modifying the Governing Documents of the Company to reflect the Pre-Closing Recapitalization and (e) entering into, terminating, amending, restating, supplementing or otherwise modifying any Contracts relating to Equity Securities of the Company to reflect the Pre-Closing Recapitalization; provided that (i) the Company shall not take any action pursuant to this Section 2.1 that would have the effect of increasing the aggregate consideration to be paid to holders of Equity Securities of the Company in, or in connection with, the Merger pursuant to Article 2 or Article 3, (ii) the aggregate number of Company Shares issued and outstanding immediately prior to the Pre-Closing Recapitalization shall be equal to the aggregate number of Company Class A Shares and Company Class B Shares, collectively, issued in exchange for such Company Shares in connection with the Pre-Closing Recapitalization, (iii) the holders of Company Shares immediately prior to the Pre-Closing Recapitalization shall be the only holders of Company Shares immediately following the Pre-Closing Recapitalization, and (iv) the Pre-Closing Recapitalization shall not alter, or have the effect of altering, the terms or conditions of or number of DHHC Shares to be received as Per Share Upfront Consideration or Transaction Share Consideration. Prior to the Pre-Closing Recapitalization, the Company shall provide drafts of all documentation relating to effecting the Pre-Closing Recapitalization to DHHC and its counsel for review, and consider in good faith any comments to such documentation provided by DHHC and its counsel, which comments shall be delivered to the Company promptly (and in any event within ten (10) Business Days) after DHHC and its counsel’s receipt of each draft thereof, and the Company shall revise such documentation to incorporate any changes the Parties determine are reasonably necessary to effect the Pre-Closing Recapitalization and the Merger.
Section 2.2    The Merger.   On the terms and subject to the conditions set forth in this Agreement, and in accordance with the SCBCA, on the Closing Date, Merger Sub and the Company shall consummate the Merger at the Effective Time. Following the Effective Time, the separate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”) and as further provided in this Section 2.2.
(a)    At the Closing, the Parties hereto shall cause a certificate of merger, in a form reasonably satisfactory to the Company and DHHC (the “Certificate of Merger”), to be executed and filed with the Secretary of State of the State of South Carolina. The Merger shall become effective on the date and time at which the Certificate of Merger is accepted for filing by the Secretary of State of the State of South Carolina or at such later date and/or time as is agreed by DHHC and the Company and specified in the Certificate of Merger (the time the Merger becomes effective being referred to herein as the “Effective Time”).
(b)    The Merger shall have the effects set forth in the SCBCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the assets, properties, rights, privileges, powers and franchises of each of the Company and Merger Sub shall vest in the Surviving Corporation and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations and duties of the Surviving Corporation, in each case, in accordance with the SCBCA.
(c)    At the Effective Time, by virtue of the Merger, subject to Section 6.14 and Section 6.15, the Governing Documents of the Surviving Corporation shall be amended and restated such that (x) the certificate of incorporation of the Surviving Corporation shall be substantially in the form attached hereto as Exhibit F, and (y) the bylaws of the Surviving Corporation shall be substantially in the form attached hereto as Exhibit G, in each case, until thereafter amended as provided therein or by applicable Law.
(d)    The Parties shall take all actions necessary to cause, at the Effective Time, the directors and officers of the Company immediately prior to the Effective Time to be the initial directors and officers of the Surviving Corporation, each to hold office in accordance with the Governing Documents of the Surviving Corporation until such director’s or officer’s successor is duly elected or appointed and qualified, or until the earlier of their death, resignation or removal.
(e)    At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically cancelled and converted into one share of common stock, par value $0.0001, of the Surviving Corporation.
(f)    At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person:

(i)    each Company Class A Share (other than the Excluded Shares and the Company Shares cancelled pursuant to Section 2.2(g)) issued and outstanding as of immediately prior to the Effective Time shall be automatically cancelled and converted into the right to receive (x) the number of DHHC Class A Shares equal to the Exchange Ratio and (y) the contingent right to receive Earn Out Consideration, in each case without interest.
(ii)    each Company Class B Share (other than the Excluded Shares and the Company Shares cancelled pursuant to Section 2.2(g)) issued and outstanding as of immediately prior to the Effective Time shall be automatically cancelled and converted into the right to receive (x) the number of New DHHC Class B Shares equal to the Exchange Ratio and (y) the contingent right to receive Earn Out Consideration, in each case without interest.
(iii)    all other Equity Securities of the Company shall be converted or assumed as more fully set forth in Section 2.6 and Section 2.7.
(iv)    from and after the Effective Time, the Company Shares held in book-entry form issued and outstanding immediately prior to the Effective Time shall each cease to have any rights with respect to such Company Shares except as otherwise expressly provided for herein or under applicable Law.
(g)    At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, each Company Share held immediately prior to the Effective Time by the Company as treasury stock shall be automatically canceled, and no consideration shall be paid with respect thereto.
(h)    The Parties shall take all necessary actions, effective as of the Effective Time, (i) to convert each DHHC Class B Share that is issued and outstanding immediately prior to the Merger into one DHHC Class A Share, (ii) to amend and restate the Governing Documents of DHHC such that (x) the certificate of incorporation of DHHC shall be the DHHC A&R Certificate of Incorporation, and (y) the bylaws of DHHC shall be the DHHC A&R Bylaws, (iii) to file the DHHC A&R Certificate of Incorporation with the Delaware Secretary of State and (iv) to change DHHC’s name to “United Homes Group, Inc.”
Section 2.3   Closing of the Transactions Contemplated by this Agreement.   The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place electronically by exchange of the closing deliverables by the means provided in Section 9.11 as promptly as reasonably practicable, but in no event later than the third (3rd) Business Day, following the satisfaction (or, to the extent permitted by applicable Law, waiver) of the conditions set forth in Article 7 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions) (the date on which the Closing occurs, the “Closing Date”) or in such place or at such other date and/or time as DHHC and the Company may agree in writing.
Section 2.4   Calculation of Closing Consideration.   No later than seven (7) Business Days prior to the Closing Date, the Company shall prepare or cause to be prepared, and deliver to DHHC a written statement (the “Estimated Closing Statement”) setting forth the Company’s good-faith estimate of the Closing Consideration and each component thereof (the “Estimated Closing Consideration”) as of the Determination Time. The Estimated Closing Statement and all estimates and calculations contained therein shall be prepared in accordance with GAAP on a basis consistent with the terms of this Agreement, and shall include supporting information and data reasonably necessary to support the calculations and estimates contained therein. After delivery of the Estimated Closing Statement, the Company shall (a) make its Representatives reasonably available to DHHC to discuss the Estimated Closing Statement and related supporting documentation, (b) review and consider in good faith any comments to the Estimated Closing Statement reasonably provided by DHHC or any of its Representatives and (c) revise such Estimated Closing Statement to incorporate any changes that are necessary or appropriate given such comments or relating to updated information after initial delivery thereof. If DHHC wishes to dispute the Company’s calculation of the Estimated Closing Consideration prior to the Closing, DHHC shall give the Company written notice of such dispute no later than the Business Day prior to the Closing Date.
Section 2.5   Consideration Schedule.   No later than two (2) Business Days prior to the Closing Date, the Company shall deliver to DHHC a consideration schedule (the “Consideration Schedule”) setting forth:

(a)    (i) the name of each Eligible Company Equityholder as of such time of determination, (ii) the number of Company Shares held thereby, (iii) the number of Company Shares subject to each Company Option held thereby, if any, (iv) the number of Company Shares subject to the Assumed Warrants held thereby, if any, (v) the exercise price of such Company Options or Assumed Warrants, to the extent applicable, (vi) the portion of the Transaction Share Consideration allocated to each Eligible Company Equityholder denominated in DHHC Class A Shares and New DHHC Class B Shares, to the extent applicable and (vii) the Earn Out Pro Rata Share for each Eligible Company Equityholder; and
(b)    a certification, duly executed by an authorized officer of the Company, that (i) the information delivered pursuant to clause (a) is, and will be as of immediately prior to the Effective Time, true and correct in all respects and in accordance with the last sentence of this Section 2.5 and (ii) the Company has performed, or otherwise complied with, as applicable, its covenants and agreements set forth in Section 2.6(c). The Company will review any comments to the Consideration Schedule provided by DHHC or any of its Representatives and consider in good faith all reasonable comments on the final Consideration Schedule. Notwithstanding the foregoing or anything to the contrary herein, (A) the aggregate number of DHHC Class A Shares or New DHHC Class B Shares that each Eligible Company Equityholder will have a right to receive in respect of the Transaction Share Consideration pursuant to Section 2.2(f) will be rounded down to the nearest whole share, (B) in no event shall the aggregate number of DHHC Class A Shares and New DHHC Class B Shares set forth on the Consideration Schedule that are allocated in respect of Company Shares exceed the Transaction Share Consideration, and (C) in no event shall the Consideration Schedule (or the calculations or determinations therein) breach, as applicable, any applicable Law, the Governing Documents of the Company, the Company Equity Plan or any other Contract to which the Company is a party or bound (taking into account, for the avoidance of doubt, any actions taken by the Company pursuant to Section 2.6(c)). DHHC shall be entitled to rely (without any duty of inquiry) upon the Estimated Closing Statement and the Consideration Schedule. The Company hereby waives, and the Letter of Transmittal that shall be required to be delivered by each Eligible Company Equityholder as a condition to receipt of any consideration hereunder shall include a waiver of, any and all claims that the Consideration Schedule did not accurately reflect the terms of the Company Governing Documents.
Section 2.6   Treatment of Company Options.
(a)    At the Effective Time, by virtue of the Merger and without any action of any Party or any other Person (but subject to, in the case of the Company, Section 2.6(c), each Company Option that is outstanding immediately prior to the Effective Time shall cease to represent the right to purchase Company Shares and shall be canceled in exchange for an option to purchase DHHC Class A Shares (each, a “Rollover Option”). From and after the Effective Time, each Rollover Option shall entitle the holder thereof to acquire a number of DHHC Class A Shares (rounded down to the nearest whole number) equal to (x) the number of Company Shares subject to such Company Options immediately prior to the Effective Time multiplied by (y) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per Company Share of such Company Option immediately prior to the Effective Time divided by (B) the Exchange Ratio, which amounts shall be set forth in the Consideration Schedule pursuant to Section 2.5. Each Rollover Option shall be subject to the same terms and conditions (including applicable vesting, expiration and forfeiture provisions) that applied to the corresponding Company Option immediately prior to the Effective Time, except for (i) terms rendered inoperative by reason of the transactions contemplated by this Agreement (including any anti-dilution or other similar provisions that adjust the number of underlying shares that could become exercisable subject to the options) and (ii) such other immaterial administrative or ministerial changes as the DHHC Board (or the compensation committee of the DHHC Board) may determine in good faith are appropriate to effectuate the administration of the Rollover Options. The exchange of each Company Option shall be performed in a manner that complies with the requirements of Section 409A of the Code or, to the extent such Company Option is intended to qualify as an incentive stock option, Section 424(a) of the Code.
(b)    At the Effective Time, the Company Equity Plan shall terminate and all Company Options shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder thereof shall cease to have any rights with respect thereto or under the Company Equity Plan, except as otherwise expressly provided for in this Section 2.6.

(c)   Prior to the Closing, the Company shall take, or cause to be taken, all necessary or appropriate actions under the Company Equity Plan (and the underlying grant, award or similar agreements) or otherwise, including by providing any written notices required by the Company Equity Plan, to give effect to the treatment of the Company Options pursuant to this Section 2.6 and cause the Company Equity Plan to terminate at the Effective Time. The Company shall take all actions necessary to ensure that from and after the Effective Time neither DHHC nor the Surviving Corporation will be required to deliver Company Shares or other capital stock of the Company to any Person pursuant to or in settlement of Company Options, except as provided for in this Section 2.6.
Section 2.7   Treatment of Company Warrants.
(a)    At the Effective Time, each Company Warrant, to the extent outstanding and unexercised, shall automatically, without any action on the part of the holder thereof, be converted into a warrant to acquire a number of shares of DHHC Class A Shares equal to (x) the number of Company Shares subject to such Company Warrant immediately prior to the Effective Time multiplied by (y) the Exchange Ratio, at a strike price per share (rounded up to the nearest whole cent) equal to (A) the strike price per Company Share of such Company Warrant immediately prior to the Effective Time divided by (B) the Exchange Ratio, which amounts shall be set forth in the Consideration Schedule pursuant to Section 2.5 (each such resulting warrant, an “Assumed Warrant”).
(b)    Each Assumed Warrant shall be subject to the same terms and conditions as were applicable to such corresponding Company Warrant immediately prior to the Effective Time (including applicable vesting conditions), except for (i) terms rendered inoperative by reason of the transactions contemplated by this Agreement (including any anti-dilution or other similar provisions that adjust the number of underlying shares that could become exercisable subject to the options) and (ii) such other immaterial administrative or ministerial changes as the DHHC Board (or the compensation committee of the DHHC Board) may determine in good faith are appropriate to effectuate the administration of the Assumed Warrants.
Section 2.8   Exchange Procedures; Surrender of Company Shares.
(a)    As promptly as reasonably practicable following the date of this Agreement, but in no event later than five (5) Business Days prior to the Closing Date, DHHC shall appoint American Stock Transfer & Trust Company (or its applicable Affiliate thereof) as an exchange agent (the “Exchange Agent”) and enter into an exchange agent agreement with the Exchange Agent for the purpose of exchanging each Company Share held in book-entry form on the stock transfer books of the Company immediately prior to the Effective Time for the portion of the Transaction Share Consideration issuable in respect of such Company Shares pursuant to Section 2.2(f) and on the terms and subject to the other conditions set forth in this Agreement. Notwithstanding the foregoing or anything to the contrary herein, in the event that American Stock Transfer & Trust Company is unable or unwilling to serve as the Exchange Agent, then (i) DHHC and the Company shall, as promptly as reasonably practicable thereafter, but in no event later than the Closing Date, mutually agree upon an exchange agent (in either case, such agreement not to be unreasonably withheld, conditioned or delayed), (ii) DHHC shall appoint and enter into an exchange agent agreement with such exchange agent, who shall for all purposes under this Agreement constitute the Exchange Agent and (iii) each of DHHC and the Company shall mutually agree to any changes to the Letter of Transmittal in order to satisfy any requirements of such exchange agent (in either case, such agreement not to be unreasonably withheld, conditioned or delayed).
(b)    At least three (3) Business Days prior to the Closing Date, the Company shall mail or otherwise deliver, or shall cause to be mailed or otherwise delivered, to the Company Stockholders a Letter of Transmittal.
(c)    At the Effective Time, DHHC shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the Eligible Company Equityholders and for exchange in accordance with this Section 2.8 through the Exchange Agent (i) evidence of DHHC Class A Shares and New DHHC Class B Shares in book-entry form representing such aggregate number of DHHC Class A Shares and New DHHC Class B Shares equal to the Transaction Share Consideration issuable pursuant to Section 2.2(f) and (ii) an aggregate amount of cash comprising the amounts required to be delivered in respect of

Company Shares pursuant to Section 2.10. Such deposited DHHC Class A Shares and New DHHC Class B Shares representing the Transaction Share Consideration and cash deposited with the Exchange Agent shall be referred to in this Agreement as the “Exchange Fund”. The Exchange Fund shall not be used for any purpose other than a purpose expressly provided for in this Agreement. The cash portion of the Exchange Fund may be deposited by the Exchange Agent as reasonably directed by DHHC.
(d)    Each Eligible Company Equityholder whose Company Shares have been converted into the Per Share Upfront Consideration pursuant to Section 2.2(f) shall receive the portion of the Transaction Share Consideration to which he, she or it is entitled on the date provided in Section 2.8(e) upon submission of a duly, completely and validly executed Letter of Transmittal (including, for the avoidance of doubt, any documents or agreements required by the Letter of Transmittal), to the Exchange Agent.
(e)    If a duly, completely and validly executed Letter of Transmittal is delivered to the Exchange Agent in accordance with Section 2.8(d) (i) at least one (1) Business Day prior to the Closing Date, then DHHC and the Company shall take all necessary actions to (A) deliver DHHC Class A Shares and New DHHC Class B Shares representing the portion of the Transaction Share Consideration issuable to such Eligible Company Equityholder pursuant to Section 2.2(f) in book-entry form and (B) mail a check in the amount of any cash in lieu of fractional shares such Eligible Company Equityholder is entitled to receive pursuant to Section 2.10 by no later than the Closing Date, or (ii) less than one (1) Business Day prior to the Closing Date, then DHHC and the Company (or the Surviving Corporation) shall take all necessary actions to (A) deliver DHHC Class A Shares and New DHHC Class B Shares representing the portion of the Transaction Share Consideration issuable to such Eligible Company Equityholder pursuant to Section 2.2(f) in book-entry form and (B) mail a check in the amount of any cash in lieu of fractional shares such Eligible Company Equityholder is entitled to receive pursuant to Section 2.10 within two (2) Business Days after such delivery.
(f)    If any portion of the Transaction Share Consideration is to be issued to a Person other than the Eligible Company Equityholder in whose name the transferred Company Share in book-entry form is registered, the issuance of the applicable portion of the Transaction Share Consideration shall not be reflected unless (i) such Company Share in book-entry form shall be properly transferred and (ii) the Person requesting such consideration pay to the Exchange Agent any transfer Taxes required as a result of such consideration being issued to a Person other than the registered holder of such Company Share in book-entry form or establish to the satisfaction of the Exchange Agent that such transfer Taxes have been paid or are not payable.
(g)   No interest will be paid or accrued on the Transaction Share Consideration (or any portion thereof). From and after the Effective Time, until the applicable portion of the Transaction Share Consideration is obtained by the applicable Company Stockholders in accordance with this Section 2.8, each Company Share (other than, for the avoidance of doubt, the Excluded Shares and the Company Shares cancelled pursuant to Section 2.2(g)) shall solely represent the right to receive the Per Share Consideration into which such Company Share is converted pursuant to Section 2.2(f).
(h)   At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no transfers of Company Shares that were outstanding immediately prior to the Effective Time.
(i)   Any portion of the Exchange Fund not obtained by the Company Stockholders twelve (12) months following the Closing Date shall be delivered to DHHC or as otherwise instructed by DHHC, and any Company Stockholder who has not obtained the applicable portion of the Transaction Share Consideration in accordance with this Section 2.8 prior to that time shall thereafter look only to DHHC for such portion of the Transaction Share Consideration, without any interest thereon. None of DHHC, the Surviving Corporation or any of their respective Affiliates shall be liable to any Person in respect of any consideration delivered to a public official pursuant to any applicable abandoned property, unclaimed property, escheat, or similar Law. Any portion of the Transaction Share Consideration not obtained by the Company Stockholders immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Law, the property of DHHC free and clear of any claims or interest of any Person previously entitled thereto.

Section 2.9   Withholding.   DHHC, the Group Companies and the Exchange Agent shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any consideration payable pursuant to this Agreement such amounts as are required or permitted to be deducted and withheld under applicable Tax Law. To the extent that amounts are so withheld and timely remitted to the applicable Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Prior to DHHC, the Group Companies or the Exchange Agent making any deduction or withholding determined to be required under applicable Tax Law, the Parties shall cooperate in good faith to eliminate or reduce any such deduction or withholding (including through the request and provision of any statements, forms or other documents to reduce or eliminate any such deduction or withholding).
Section 2.10   Cash in Lieu of Fractional Shares.   Notwithstanding anything to the contrary contained herein, no certificates or scrip representing a fractional share of DHHC Class A Shares or New DHHC Class B Shares shall be issued upon the conversion of Company Shares or Company Options, as applicable pursuant to this Article 2, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a holder of DHHC Class A Shares or New DHHC Class B Shares, as the case may be. In lieu of the issuance of any such fractional share, DHHC shall pay to each Eligible Company Equityholder who otherwise would be entitled to receive such fractional share an amount in cash, without interest, rounded down to the nearest cent, equal to the product of (a) the amount of the fractional share interest in a DHHC Class A Share or New DHHC Class B Share, as the case may be, to which such holder otherwise would have been entitled but for this Section 2.10, multiplied by (b) $10.00. The payment of cash in lieu of fractional shares of DHHC Class A Shares and New DHHC Class B Shares, as the case may be, is not a separately bargained-for consideration but merely represents a mechanical rounding-off of the fractions in the exchange.
Section 2.11   Dissenters’ Rights.
(a)   Notwithstanding any provision of this Agreement to the contrary and to the extent available under the SCBCA, no Person who has perfected a demand for dissenters’ rights pursuant to Chapter 13 of the SCBCA shall be entitled to receive the Per Share Consideration with respect to the Company Shares owned by such Person (“Excluded Shares”) unless and until such Person shall have effectively withdrawn or lost such Person’s right to dissent under the SCBCA. Such Person shall be entitled to receive only the payment provided by Chapter 13 of the SCBCA with respect to his, her or its Excluded Shares.
(b)   The Company shall give DHHC (i) prompt notice of any written demands for payment in connection with the exercise of dissenters’ rights, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law that are received by the Company relating to stockholders’ rights of dissent and (ii) the opportunity to direct all negotiations and proceedings with respect to a demand for dissent under the SCBCA. The Company shall not, except with the prior written consent of DHHC, voluntarily make any payment with respect to any demands for dissent, offer to settle or enter into any settlement in connection with any such demands.
ARTICLE 3
EARN OUT
Section 3.1   Company Earn Out.
(a)   Following the Closing, and as additional consideration for the Merger and the other transactions contemplated by this Agreement, within ten (10) Business Days after the occurrence of a Triggering Event, DHHC shall notify in writing (an “Earn Out Notice”) each Eligible Company Equityholder (in accordance with its respective Earn Out Pro Rata Share) that he, she or it is eligible to receive additional shares of DHHC Class A Shares or New DHHC Class B Shares, as applicable (which shall be equitably adjusted to reflect stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combinations, exchanges of shares or other like changes or transactions with respect to the DHHC Class A Shares or New DHHC Class B Shares occurring on or after the Closing and prior to the date of such issuance, the “Earn Out Shares”). Unless the Eligible Company Equityholder has provided written notification to DHHC within ten (10) Business Days following the receipt of the Earn Out Notice by the Eligible Company Equityholder that such Eligible Company Equityholder is required to file a notification pursuant to the HSR Act with respect to such Earn Out Shares (in such event DHHC shall not, and the form of the Earn Out Notice shall specifically state that in such event DHHC will not, issue any Earn Out Shares until any applicable waiting period pursuant to the HSR Act has expired or been terminated), DHHC shall issue or cause to be issued, upon the terms and subject to the conditions set forth in this Agreement and the other agreements contemplated hereby:
(i)   Upon the occurrence of Triggering Event I, a one-time issuance of an aggregate of 7,500,000 Earn Out Shares;
(ii)   Upon the occurrence of Triggering Event II, a one-time issuance of an aggregate of 7,500,000 Earn Out Shares; and
(iii)   Upon the occurrence of Triggering Event III, a one-time issuance of an aggregate of 5,000,000 Earn Out Shares.
(b)   For the avoidance of doubt, the Eligible Company Equityholders shall be entitled to receive Earn Out Shares upon the occurrence of each Triggering Event; provided, however, that in no event shall the Eligible Company Equityholders be entitled to receive Earn Out Shares prior to the date that is ninety (90) days after the Closing or after the fifth (5th) anniversary of the Closing; provided, further, that each Triggering Event shall only occur once, if at all, and in no event shall the Eligible Company Equityholders be entitled to receive more than an aggregate of 20,000,000 Earn Out Shares; provided, further, that Triggering Event I, Triggering Event II and Triggering Event III may be achieved at the same time or over the same overlapping trading days.
(c)   Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of DHHC Class A Shares or New DHHC Class B Shares shall be issued in respect of Earn Out Shares and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a holder of DHHC Class A Shares. In lieu of the issuance of any such fractional shares, the Exchange Agent shall round up or down to the nearest whole share of DHHC Class A Shares or New DHHC Class B Shares, as applicable, with a fraction of 0.5 or more rounded up. No cash settlements shall be made with respect to fractional shares eliminated by rounding.
(d)   All Earn Out Shares to be issued and delivered in connection with this Article 3 to the Eligible Company Equityholders shall be, upon issuance and delivery of such Earn Out Shares, duly authorized, validly issued, fully paid and non-assessable, free and clear of all Liens.
Section 3.2   Acceleration Event.   If, during the Earn Out Period, there is a Change of Control Transaction with respect to DHHC (or a successor or parent company thereof) (an “Acceleration Event”), then immediately prior to the consummation of such Change of Control Transaction, (a) all of the Triggering Events shall have been deemed to occur, (b) DHHC shall notify in writing the Eligible Company Equityholders that it intends to issue all of the Earn Out Shares to the Eligible Company Equityholders (in accordance with their Earn Out Pro Rata Share), (c) unless the Eligible Company Equityholder has provided written notification to DHHC within ten (10) Business Days following the receipt of such notice by the Eligible Company Equityholder that such Eligible Company Equityholder is required to file a notification pursuant to the HSR Act with respect to such Earn Out Shares (in such event DHHC shall not, and the form of the Earn Out Notice shall specifically state that DHHC shall not, issue any Earn Out Shares until any applicable waiting period pursuant to the HSR Act has expired or been terminated), DHHC shall issue to the Eligible Company Equityholders (in accordance with their Earn Out Pro Rata Share) an aggregate amount of 20,000,000 Earn Out Shares less the number of Earn Out Shares previously issued, if any, and (d) following such issuance, this Article 3 shall terminate and no further Earn Out Shares shall be issuable hereunder.
Section 3.3   Tax Treatment of Earn Out Shares.   Any issuance of Earn Out Shares, including the issuance of Earn Out Shares made upon the occurrence of an Acceleration Event pursuant to Section 3.2, shall be treated as an adjustment to the Transaction Share Consideration for income Tax purposes and not treated as “other property” within the meaning of Section 356 of the Code, unless otherwise required by a “determination” within the meaning of Section 1313(a) of the Code.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES RELATING TO THE GROUP COMPANIES
Subject to Section 9.8, except as set forth in the Company Disclosure Schedules, the Company hereby represents and warrants to the DHHC Parties as of the date of this Agreement (or in the case of representations and warranties that speak of a specified date, as of such specified date) as follows:
Section 4.1   Organization and Qualification.
(a)   Each Group Company is a corporation, limited liability company or other applicable business entity duly organized or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of formation or organization (as applicable). Section 4.1(a) of the Company Disclosure Schedules sets forth a true and complete list of each of the Group Companies and its jurisdiction of formation or organization (as applicable) for each Group Company. Each Group Company has the requisite corporate, limited liability company or other applicable business entity power and authority to own, lease and operate its properties and to carry on its businesses as presently conducted, except where the failure to have such power or authority would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
(b)   True and complete copies of the Governing Documents of the Company have been made available to DHHC, in each case, as amended and in effect as of the date of this Agreement. The Governing Documents of the Company are in full force and effect, and the Company is not in material breach or violation of any provision set forth in its Governing Documents.
(c)   Each Group Company is duly qualified or licensed to transact business and is in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) in each jurisdiction in which the property and assets owned, leased or operated by it, or the nature of the business conducted by it, makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not have a Company Material Adverse Effect.
Section 4.2   Capitalization of the Group Companies.
(a)   Section 4.2(a) of the Company Disclosure Schedules sets forth a true and complete statement as of September 6, 2022 of (i) the number and class or series (as applicable) of all of the Equity Securities of the Company authorized, issued and outstanding, (ii) the identity of the Persons that are the record and beneficial owners thereof, (iii) with respect to each Company Option, (A) the date of grant, (B) any applicable exercise (or similar) price, (C) the expiration date, (D) any applicable vesting schedule (including acceleration provisions), (E) the number of Company Shares subject to Company Options on the date of grant, and (F) the number of Company Shares subject to Company Options as of the date of this Agreement and (iv) with respect to each Company Warrant, (A) the date of grant, (B) any applicable exercise (or similar) price, (C) the expiration date, (D) any applicable vesting schedule (including acceleration provisions), (E) the number of Company Shares subject to the Company Warrant on the date of grant, and (F) the number of Company Shares subject to the Company Warrant as of the date of this Agreement. All of the Equity Securities of the Company have been duly authorized and validly issued. All of the outstanding Company Shares are fully paid and non-assessable. The Equity Securities of the Company (1) were not issued in violation of the Governing Documents of the Company or any other Contract to which the Company is party or bound, (2) were not issued in violation of, and are not subject to, any preemptive rights, call option, right of first refusal or first offer, subscription rights, transfer restrictions or similar rights of any Person and (3) have been offered, sold and issued in material compliance with applicable Law, including Securities Laws. Since September 6, 2022, the Company has not issued any Equity Securities, except in connection with the exercise of Company Options in accordance with the terms thereof. Except for the Company Options and Company Warrants set forth on Section 4.2(a) of the Company Disclosure Schedules, the Company has no outstanding (x) equity appreciation, phantom equity or profit participation rights or (y) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that require or would require the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of the Company. The Company has no Company Shares reserved for issuance, except for three thousand (3,000) Company Shares reserved for issuance pursuant to the Company Equity Plan, of which not more than two thousand four hundred sixty-two (2,462) are subject to outstanding options, and five thousand (5,000) Company Shares reserved for issuance pursuant to Company Warrants. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.
(b)   The Equity Securities of the Company are free and clear of all Liens (other than transfer restrictions under applicable Securities Law) imposed by the Company. There are no voting trusts, proxies or other Contracts to which the Company is a party with respect to the voting or transfer of the Company’s Equity Securities.
(c)   There are no voting trusts, proxies or other Contracts with respect to the voting or transfer of any Equity Securities of any Subsidiary of the Company.
(d)   Except as set forth on Section 4.2(d) of the Company Disclosure Schedules, none of the Group Companies owns or holds (of record, beneficially, legally or otherwise), directly or indirectly, any Equity Securities, right to acquire any such Equity Security or securities convertible into or exchangeable for any Equity Security in each case of any Person other than a Group Company and, none of the Group Companies are a partner or member of any partnership, limited liability company or joint venture.
(e)   Section 4.2(e) of the Company Disclosure Schedules sets forth a list of all material Indebtedness of the Group Companies as of September 6, 2022, including the principal amount of such Indebtedness, the outstanding balance as of the date of this Agreement, and the debtor and the creditor thereof. Since September 6, 2022, the Company has not incurred any new Indebtedness except as set forth on Section 4.2(e) of the Company Disclosure Schedules.
(f)   Section 4.2(f) of the Company Disclosure Schedules sets forth a list of the Group Companies’ Employee Benefit Plans, Contracts or other arrangements that provide for Change of Control Payments.
(g)   Each Company Option was granted in compliance in all material respects with all applicable Laws and all of the terms and conditions of the applicable Company Equity Plan, and each Company Option has an exercise price per share that is equal to or greater than the fair market value of a Company Share on the date of such grant determined in a manner consistent with Section 409A of the Code. Upon the issuance of any Company Shares in accordance with the terms of the Company Equity Plan, such Company Shares will be duly authorized, validly issued, fully paid and nonassessable and free and clear of any Liens. Each Company Option is an unvested In-the-Money Option.
(h)   Each Company Warrant (i) was issued in compliance in all material respects with all applicable Laws and (ii) was not issued in breach or violation of any Contract. All Company Shares subject to issuance pursuant to any Company Warrant, upon issuance on the terms and conditions specified therein, will be duly authorized, validly issued, fully paid and nonassessable and free and clear of any Liens.
Section 4.3   Authority; Approval and Fairness.
(a)   The Company has the requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or will be a party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. Subject to the receipt of the Company Stockholder Written Consent, the execution and delivery of this Agreement, the Ancillary Documents to which the Company is or will be a party and the consummation of the transactions contemplated hereby and thereby have been (or, in the case of any Ancillary Document entered into after the date of this Agreement, will be upon execution thereof) duly authorized by all necessary corporate (or other similar) action on the part of the Company. This Agreement and each Ancillary Document to which the Company is or will be a party has been or will be, upon execution thereof, as applicable, duly and validly executed and delivered by the Company and constitutes or will constitute, upon execution and delivery thereof, as applicable, a valid, legal and binding agreement of the Company (assuming that this Agreement and the Ancillary Documents to which the Company is or will be a party are or will be upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party thereto), enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity (the “Bankruptcy and Equity Exception”)).
(b)   The Company Board has (i) unanimously approved and declared advisable this Agreement, the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Merger), (ii) determined that this Agreement and the transactions contemplated hereby (including the Merger) are in the best interests of the Company and holders of Company Shares and resolved to recommend, among other things, the approval and adoption of this Agreement, the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Merger) by the holders of Company Shares entitled to vote thereon, and (iii) directed that this Agreement be submitted to the holders of Company Shares for their adoption.
(c)   The Company Board has taken all necessary action to ensure that DHHC will not be an “interested shareholder” with respect to the Company or prohibited from entering into or consummating a “business combination” with the Company (in each case, as such term is used in Chapter 2 of the South Carolina Uniform Securities Act of 2005, as amended), as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby in the manner contemplated hereby. To the knowledge of the Company, no “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation is applicable to the Company, the Company Shares or the transactions contemplated by this Agreement.
(d)   The Company Stockholder Written Consent, upon delivery to the Company as provided in Chapter 7 of the SCBCA and subject to the notice requirements thereof, shall be sufficient to adopt this Agreement and approve the Merger on behalf of the Company pursuant to the Laws of the State of South Carolina.
Section 4.4   Financial Statements; Undisclosed Liabilities.
(a)   The Company has made available to DHHC a true and complete copy of (i) the audited consolidated balance sheets of the Group Companies as of December 31, 2021 and December 31, 2020 and the audited consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows of the Group Companies for the years ended December 31, 2021, December 31, 2020 and December 31, 2019 (the “Year End Financial Statements”), and (ii) management’s draft of the unaudited consolidated balance sheets of the Group Companies as of June 30, 2022 (the “Latest Balance Sheet,” and together with the Year End Financial Statements, the “Financial Statements”), each of which are attached as Section 4.4(a) of the Company Disclosure Schedules. Each of the Financial Statements (including the notes and schedules thereto) (A) was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), and (B) fairly presents, in all material respects, the financial position, results of operations and cash flows of the Group Companies as at the date thereof and for the period indicated therein, except as otherwise specifically noted therein.
(b)   Except (i) as set forth on the face of the Year End Financial Statements for 2021, (ii) for Liabilities incurred in the ordinary course of business since the date of the Year End Financial Statements for 2021 (none of which is a Liability for breach of contract, tort, infringement or violation of Law), (iii) for Liabilities incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of their respective covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby, (iv) for executory obligations under contracts to which any member of the Group Companies is a party (other than Liabilities for breach thereof) and (v) for Liabilities that are not, and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole, no

Group Company has any Liabilities of the type required to be set forth on a balance sheet in accordance with GAAP consistently applied and in accordance with past practice.
(c)   The Group Companies have established and maintain systems of internal accounting controls that are sufficient to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization, (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for the Group Companies’ assets and (iii) any unauthorized acquisition, use or disposition of a Group Company’s assets that could have a material effect on its financial statements will be prevented or timely detected. The Group Companies maintain and, for all periods covered by the Financial Statements, have maintained books and records of the Group Companies in the ordinary course of business that are true and complete and reflect the revenues, expenses, assets and liabilities of the Group Companies in all material respects.
(d)   Except as disclosed in Section 4.4(d) of the Company Disclosure Schedules, in the last three (3) years there has not been any (i) “significant deficiency” in the internal controls over financial reporting of the Group Companies to the Company’s knowledge, (ii) “material weakness” in the internal controls over financial reporting of the Group Companies to the Company’s knowledge or (iii) fraud, whether or not material, that involves management or other employees of the Group Companies who have a significant role in the internal controls over financial reporting of the Group Companies. In the last three (3) years, no Group Company has received any written or, to the knowledge of the Company, oral complaint, allegation, assertion or claim in respect of the matters described in the foregoing sentence. The Company has not had any material complaints made or concerns raised by any employee, contractor or Representative relating to a violation of Laws. The Company has not had any material written complaints made by any employee, contractor or Representative related to foregoing clauses (i) through (iii) of this Section 4.4(d).
Section 4.5   Consents and Requisite Governmental Approvals; No Violations.
(a)   No Consent of, with or made to any Governmental Entity is required on the part of the Company with respect to the Company’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which the Company is or will be party or the consummation of the transactions contemplated by this Agreement or by the Ancillary Documents, except for (i) the filing with the SEC of (A) the Registration Statement / Proxy Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, (ii) the filing of the Certificate of Merger or (iii) any other Consents the absence of which would not have, and would not reasonably be expected to be material to the Group Companies, taken as a whole.
(b)   Other than as set forth in Section 4.5(b) of the Company Disclosure Schedules, neither the execution, delivery or performance by the Company of this Agreement or the Ancillary Documents to which the Company is or will be a party nor the consummation of the transactions contemplated hereby or thereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in any breach of any provision of any Group Company’s Governing Documents, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, Consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of (A) any Material Contract, (B) any other Contract to which any Group Company is a party or (C) any Material Permits, (iii) violate, or constitute a breach under, any Order or applicable Law to which any Group Company or any of its properties or assets are bound or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) or Equity Securities of any Group Company, except, in the case of any of clauses (ii)(B), (ii)(C) and (iv) above, as would not have, and would not reasonably be expected to have, a Company Material Adverse Effect.
Section 4.6   Permits.   Each of the Group Companies and the Mortgage JV has all material Permits that are required to own, lease and operate its properties and assets and to conduct its business as currently conducted (the “Material Permits”). Each Material Permit is in full force and effect in accordance with its terms and no written notice of revocation, cancellation or termination of any Material Permit has been received by the Group Companies or to the knowledge of the Company, assuming reasonable due inquiry of such knowledge persons’ direct reports and other due inquiry of the officers of the Mortgage JV responsible for such matters, the Mortgage JV, as applicable. The Group Companies and to the knowledge of the Company, assuming reasonable due inquiry of such knowledge persons’ direct reports and other due inquiry of the officers of the Mortgage JV responsible for such matters, the Mortgage JV, have not breached or violated and are not otherwise in default in any material respect under any Material Permit.
Section 4.7   Material Contracts.
(a)   Section 4.7(a) of the Company Disclosure Schedules sets forth a true and complete list of the following Contracts to which a Group Company is, as of the date of this Agreement, a party (each Contract required to be set forth on Section 4.7(a) of the Company Disclosure Schedules, together with each of the Contracts entered into after the date of this Agreement that would be required to be set forth on Section 4.7(a) of the Company Disclosure Schedules if entered into prior to the execution and delivery of this Agreement, collectively, the “Material Contracts”):
(i)   any Contract with a Pennington Party;
(ii)   any Contract (or group of related Contracts with respect to a single transaction or series of related transactions) relating to Indebtedness of any Group Company or to the placing of a material Lien (other than any Permitted Lien) on any assets or properties of any Group Company;
(iii)   any Contract (or group of related Contracts with respect to a single transaction or series of related transactions) under which any Group Company is lessee of or holds, in each case, any tangible or real property owned by any other Person, except for any lease or agreement under which the aggregate annual rental payments do not exceed $200,000;
(iv)   any Contract (or group of related Contracts with respect to a single transaction or series of related transactions) under which any Group Company is lessor of or permits any third party to hold or operate, in each case, any tangible property (other than real property), owned or controlled by such Group Company, except for any lease or agreement under which the aggregate annual rental payments and the fair market value of such tangible property do not exceed $100,000;
(v)   any (A) joint venture, partnership, or strategic alliance Contract in which a Group Company owns an equity interest and (B) other joint venture, partnership (or profit-sharing), strategic alliance or services Contract with respect to land development or vertical construction and material to the business of the Group Companies;
(vi)   any Contract pursuant to which any Group Company (A) grants any license or other right under any Intellectual Property Rights material to its business, other than non-exclusive licenses granted to customers or third-party service providers in the ordinary course of business, or (B) receives any license or other right under any Intellectual Property Rights material to its business, other than non-exclusive licenses granted on standardized, commercially available terms for non-customized software;
(vii)   any Contract material to the business of any Group Company, the primary purpose of which is the Processing of Personal Information;
(viii)   any Contract that (A) limits or purports to limit, in any material respect, the freedom of any Group Company to engage or compete in any line of business or with any Person or in any area or that would so limit or purport to limit, in any material respect, the operations of DHHC or any of its Affiliates after the Closing, (B) contains any exclusivity provision that binds the Company or any other obligations or restrictions that limits the Company’s ability to conduct its business in the ordinary course, or (C) requires any Group Company to purchase or otherwise obtain any materials or service exclusively from a single third party;
(ix)   any Contract requiring any future capital commitment or capital expenditure (or series of capital expenditures) by any Group Company in an amount in excess of (A) $250,000 annually or (B) $1,000,000 over the life of the agreement;

(x)   any Contract for (A) the acquisition or disposition of any real property (whether or not developed) from or by any Group Company or (B) the option to acquire or dispose of any real property (whether or not developed) from or by any Group Company, in the case of clauses (A) and (B), with a total acquisition or disposition consideration payable or receivable (or paid and received) for the real property subject thereto in excess of $10,000,000 (other than individual home sales in the ordinary course of business);
(xi)   any executory Contract providing for any fee building arrangements to which any Group Company is a party;
(xii)   any executory Contract with respect to preferred lender arrangements to which any Group Company is a party;
(xiii)   any Contract with mortgage providers to which any Group Company is party;
(xiv)   any Contract requiring any Group Company to guarantee the Liabilities of any Person (other than the Company or a Subsidiary) or pursuant to which any Person (other than the Company or a Subsidiary) has guaranteed the Liabilities of a Group Company;
(xv)   any Contract under which any Group Company has, directly or indirectly, made or agreed to make any loan, advance, or assignment of payment to any Person or made any capital contribution to, or other investment in, any Person;
(xvi)   any Contract required to be disclosed on Section 4.21 of the Company Disclosure Schedules;
(xvii)   any Contract governing the terms of, or otherwise related to, the employment, engagement or services of any current director, manager, officer, employee, or Contingent Worker of a Group Company (A) whose annual base salary (or, in the case of a Contingent Worker, actual or anticipated annual base compensation) is in excess of $250,000 or (B) that provides for severance or any other post-termination payments or benefits;
(xviii)   any Contract governing the terms of, or otherwise related to, the employment, engagement or services of any former director, manager, officer, employee or Contingent Worker of a Group Company pursuant to which any Group Company, as of the Closing, has or will have an obligation to pay severance or other post-termination pay;
(xix)   any Contract providing for any Change of Control Payment of the type described in clause (a) of the definition thereof;
(xx)   any collective bargaining agreements and any other agreements executed with a union or similar organization;
(xxi)   any Contract for the disposition of any material portion of the assets or business of any Group Company or for the acquisition by any Group Company of the assets or business of any other Person, or under which any Group Company has any continuing obligation with respect to an “earn-out”, contingent purchase price or other contingent or deferred payment obligation;
(xxii)   any Contract for the settlement or conciliation of a Proceeding or other dispute with a third party (A) the performance of which would be reasonably likely to involve any payments in excess of $250,000 after the date of this Agreement, (B) which is a Governmental Entity or (C) that imposes or is reasonably likely to impose, at any time in the future, any material, non-monetary obligation on any Group Company (or DHHC or any of its Affiliates after the Closing);
(xxiii)   any other Contract the performance of which requires either (A) annual payments to or from any Group Company in excess of $250,000 or (B) aggregate payments to or from any Group Company in excess of $500,000 over the life of the agreement and, in each case, that is not terminable by the applicable Group Company without penalty upon less than thirty (30) days’ prior written notice;
(xxiv)   any Contract that prohibits the payment of dividends or distributions in respect of the Equity Securities of the Company, the pledging of the capital stock or other Equity Securities of the Company or the incurrence of Indebtedness by the Company;

(xxv)   each Contract that contains a put, call, right of first refusal, right of first offer or similar right pursuant to which the Company would be required to, directly or indirectly, purchase or sell, as applicable, any securities, capital stock, assets or business of any other Person; and
(xxvi)   each Contract containing any standstill or similar agreement pursuant to which a Person has agreed not to acquire assets or securities of another Person.
(b)   (i) Each Material Contract is valid and binding on the applicable Group Company and, to the knowledge of the Company, any counterparty thereto, and is in full force and effect and (ii) the applicable Group Company and, to the knowledge of the Company, the counterparties thereto are not in material breach of, or default under, any Material Contract and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default thereunder by the Company or would permit or cause the termination, non-renewal or modification thereof or acceleration or creation of any right or obligation thereunder and (iii) the Group Companies have not received any written or, to the knowledge of the Company, oral notice of default under any Material Contract. The Company has made available true and complete copies of each Material Contract, including any amendments and supplements thereto, and a written description of each oral Material Contract. No counterparty to any Material Contract has exercised or threatened in writing or, to the knowledge of the Company, orally any force majeure (or similar) provision in any Material Contract in relation to COVID-19.
Section 4.8   Absence of Changes.
(a)   Since December 31, 2021, no Company Material Adverse Effect has occurred.
(b)   From the date of the Latest Balance Sheet through the date of this Agreement, except as set forth on Section 4.8(b) of the Company Disclosure Schedules or as expressly contemplated by this Agreement, any Ancillary Document or in connection with the transactions contemplated hereby and thereby, (i) the Company has conducted its business in the ordinary course in all material respects and (ii) no Group Company has taken any action that would require the consent of DHHC, without obtaining such consent, if taken during the period from the date of this Agreement until the Closing pursuant to Section 6.1(b)(i), Section 6.1(b)(ix), Section 6.1(b)(x), Section 6.1(b)(xiv), Section 6.1(b)(xvi), Section 6.1(b)(xvii), Section 6.1(b)(xviii) and Section 6.1(b)(xxiv) (to the extent relating to the foregoing clauses of Section 6.1(b)).
Section 4.9   Litigation.   Other than as set forth on Section 4.9 of the Company Disclosure Schedules, there is no Proceeding pending or, to the knowledge of the Company, threatened, against any Group Company that has been or would reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole. Neither the Group Companies nor any of their respective properties or assets is subject to any material Order. As of the date of this Agreement, there are no material Proceedings by a Group Company pending against any other Person.
Section 4.10   Compliance with Applicable Law.
(a)   Each Group Company (a) conducts its business in compliance with all Laws and Orders applicable to such Group Company and is not in violation of any such Law or Order and (b) has not received any written or, to the knowledge of the Company, oral communications from a Governmental Entity that alleges that such Group Company is not in compliance with any such Law or Order, except in each case of clause (a) and (b), as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole. No Group Company has violated, has been threatened in writing or charged with or given notice of any violation of, or, to the Company’s knowledge, is under investigation with respect to, any provisions of: (i) Laws applicable to lending activities; (ii) the U.S. Foreign Corrupt Practices Act (FCPA) of 1977; or (iii) any Law regulating or covering conduct in, or the nature of, the workplace, including regarding sexual harassment or, on any impermissible basis, a hostile work environment.
(b)   The Mortgage JV is, and has been since its inception, in compliance in all material respects with and all applicable Consumer Protection Laws, including all Laws and Orders related to consumer brokering, anti-discriminatory lending, holding consumer assets, processing consumer payments, enforcing consumer loan documents, consumer advertising and disclosures, and unfair, deceptive, or abusive acts or practices. As of the date of this Agreement, no claims have been asserted or threatened in writing against the Mortgage JV (i) by any Governmental Entity alleging any material violation of any Person’s rights under any such Consumer Protection Laws or (ii) by any other Person alleging any violation of any Person’s rights under any such Consumer Protection Laws, except, in the case of this subclause (ii), any such violations as would not, individually or in the aggregate, reasonably be expected to be material to the Mortgage JV, taken as a whole.
(c)   The Mortgage JV maintains written consumer compliance programs designed to ensure compliance with applicable Consumer Protection Laws, including with respect to employee training. The Company has delivered or made available to DHHC true and complete copies of all such written consumer compliance policies and procedures that are material to the Mortgage JV.
(d)   To the knowledge of the Company, the Mortgage JV is not under investigation by any Governmental Entity for a material violation of any applicable Consumer Protection Laws, and, as of the date of this Agreement, there are no material Proceedings pending or threatened in writing against the Mortgage JV (whether by a Governmental Entity or any other party) relating to compliance with applicable Consumer Protection Laws by the Company or any third parties acting on its behalf.
(e)   Except for routine examinations conducted by a Governmental Entity in the regular course of the business of the Mortgage JV, no Governmental Entity has initiated any material proceeding or, to the knowledge of the Company, material investigation into the business or operations of the Mortgage JV since its inception to the date of this Agreement. There is no unresolved material violation asserted by any Governmental Entity with respect to any report or statement relating to any examinations of the Mortgage JV.
Section 4.11   Employee Benefit Plans.
(a)   Section 4.11(a) of the Company Disclosure Schedules sets forth a true and complete list of all material Employee Benefit Plans (including, for each such Employee Benefit Plan, its jurisdiction).
(b)   True and complete copies of the following documents, with respect to each Employee Benefit Plan, where applicable, have previously been delivered or made available to DHHC: (i) all documents embodying or governing such Employee Benefit Plan (or for unwritten Employee Benefit Plans a written description of the material terms of such Employee Benefit Plan) and any funding medium for the Employee Benefit Plan; (ii) the most recent IRS determination, advisory or opinion letter; (iii) the most recent annual reports (Form 5500 or 990 series and all schedules and financial statements thereto); (iv) the most recent actuarial valuation report; (v) the most recent summary plan description and all modifications thereto; (vi) the last three years of non-discrimination testing results; and (vii) all non-routine written correspondence to and from any governmental agency received with respect to any Employee Benefit Plan.
(c)   Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code has timely received a favorable determination or approval from the Internal Revenue Service with respect to such qualification, or may reasonably rely on an opinion or advisory letter issued by the Internal Revenue Service with respect to a prototype plan adopted in accordance with the requirements for such reliance, or has time remaining for application to the Internal Revenue Service for a determination of the qualified status of such Employee Benefit Plan for any period for which such Employee Benefit Plan would not otherwise be covered by an Internal Revenue Service determination and, to the knowledge of the Company, no event or omission has occurred that would reasonably be expected to cause any such Employee Benefit Plan to lose such qualification. With respect to any Employee Benefit Plan neither the Company nor a Company Subsidiary reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code.
(d)   Each Employee Benefit Plan (including any related trusts), other than “multiemployer plans” within the meaning of Section 3(37) of ERISA (each, a “Multiemployer Plan”) is and has been established, operated and administered in all material respects in accordance with applicable Laws and with its terms, including, without limitation, ERISA, the Code and the Affordable Care Act. No

Employee Benefit Plan is, or within the past six (6) years has been, the subject of an application or filing under a government sponsored amnesty, voluntary compliance, or similar program, or been the subject of any self-correction under any such program. No litigation or governmental administrative proceeding, audit or other proceeding (other than those relating to routine claims for benefits) is pending or, to the knowledge of the Company, threatened with respect to any Employee Benefit Plan or any fiduciary or service provider thereof and, to the knowledge of the Company, there is no reasonable basis for any such litigation or proceeding. All payments and/or contributions required to have been made with respect to all Employee Benefit Plans either have been made or have been accrued in accordance with the terms of the applicable Employee Benefit Plan and applicable Law.
(e)   No Group Company nor any ERISA Affiliate has in the past six (6) years maintained, contributed to, or been required to contribute to or had any liability (whether contingent or otherwise) or obligation (including on account of any ERISA Affiliate) with respect to: (i) any Employee Benefit Plan that is or was subject to Title IV of ERISA, Section 412 of the Code, or Section 302 of ERISA, (ii) a Multiemployer Plan, (iii) any funded welfare benefit plan within the meaning of Section 419 of the Code, (iv) any “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code), or (v) any “multiple employer welfare arrangement” (as such term is defined in Section 3(40) of ERISA), and neither any Group Company nor any ERISA Affiliate has ever incurred any liability under Title IV of ERISA that has not been paid in full.
(f)   No Group Company nor any ERISA Affiliate provides health care or any other non-pension benefits to any employees after their employment is terminated (other than as required by Part 6 of Subtitle B of Title I of ERISA or similar Law), and no Group Company has ever formally promised to provide such post-termination benefits.
(g)   Each Employee Benefit Plan may be amended, terminated or otherwise modified (including cessation of participation) by the Company to the greatest extent permitted by applicable Law. Except as required by applicable Law, no Group Company has announced its intention to modify or terminate any Employee Benefit Plan or adopt any arrangement or program which, once established, would come within the definition of an Employee Benefit Plan.
(h)   Each Employee Benefit Plan that constitutes in any part a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance issued by the IRS thereunder. No payment to be made under any Employee Benefit Plan is, or will be, subject to the penalties of Section 409A(a)(1) of the Code.
(i)   Neither the execution and delivery of this Agreement, the stockholder approval of this Agreement nor the consummation of the transactions contemplated by this Agreement would be reasonably expected to (either alone or in combination with any other event) (i) result in, or cause the accelerated vesting, payment, funding or delivery of, or increase the amount or value of, any payment, benefit or severance pay to any current or former director, manager, officer, employee, individual independent contractor or other service providers of any of the Group Companies, (ii) further restrict any rights of the Group Companies to amend, terminate or transfer the assets of any Employee Benefit Plan, (iii) directly or indirectly cause any of the Group Companies to transfer or set aside any assets to fund any material benefits under any Employee Benefit Plan, (iv) otherwise give rise to any liability under any Employee Benefit Plan, or (v) result in any “parachute payment” as defined in Section 280G(b)(2) of the Code (whether or not such payment is considered to be reasonable compensation for services rendered).
(j)   The Group Companies have no obligation to provide, and no Employee Benefit Plan or other agreement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under of Section 280G of the Code.
(k)   No Employee Benefit Plan is maintained outside the jurisdiction of the United States or covers any employees or other service providers of the Company or any of its Subsidiaries who reside or work outside of the United States.

Section 4.12   Environmental Matters.   Except as would not be, and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole:
(a)   Each of the Group Companies are and at all times have been in compliance with Environmental Laws.
(b)   None of the Group Companies have received any written or, to the knowledge of the Company, oral notice or communication from any Governmental Entity or any other Person regarding any actual, alleged, or potential violation in any respect of, failure to comply in any respect with, or any Liability relating to, any applicable Environmental Laws.
(c)   There is (and since the incorporation of the Company there has been) no Proceeding pending or threatened in writing or, to the knowledge of the Company, orally against any Group Company relating to applicable Environmental Laws.
(d)   There has been no manufacture, release, treatment, storage, disposal, arrangement for disposal, transport or handling of, contamination by, or exposure of any Person to, any Hazardous Substances in violation of or as could reasonably be expected to result in Liability under any applicable Environmental Laws.
(e)   The Group Companies have made available to DHHC copies of all material environmental, health and safety reports and documents that are in any Group Company’s possession or control relating to the current or former operations, properties or facilities of the Group Companies.
Section 4.13   Intellectual Property; Data Privacy.
(a)   Section 4.13(a) of the Company Disclosure Schedules sets forth a correct and complete list of all Company Registered IP, indicating for each item, as applicable: (i) the name of the applicant/registrant and current legal and beneficial owner(s); (ii) the jurisdiction where the application/registration is located (or, for Internet domain names, the applicable registrar); and (iii) the application or registration number. All registration, maintenance, renewal and annuity fees and required documents to be filed in connection with Company Registered IP have been (or will be, prior to Closing) timely paid or filed, as the case may be. No Company Registered IP is subject to any outstanding Order adversely affecting the validity or enforceability of, or the Group Company’s ownership or use of, or rights in or to, any such Company Registered IP.
(b)   The Group Companies exclusively own all Company Intellectual Property, free and clear of all Liens other than Permitted Liens.
(c)   To the knowledge of the Company, the Group Companies own or have sufficient and valid rights to use all Intellectual Property Rights material to, and used in or necessary for, the conduct of their businesses as currently conducted and as currently planned to be conducted, all of which rights shall survive the consummation of the transactions contemplated by this Agreement, without modification, cancellation, termination, suspension of, or acceleration of any right, obligation or payment with respect to any such Intellectual Property Rights.
(d)   Except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, material liability to any Group Company, to the knowledge of the Company, the conduct of the business of the Group Companies does not infringe, misappropriate or otherwise violate, and has not infringed, misappropriated or otherwise violated in the past three (3) years, any Intellectual Property Rights of any other Person, whether directly or indirectly. No Group Company has received any written claim, notice, invitation to license or similar communication within the past three (3) years, and there is no Proceeding pending or threatened against any Group Company, (i) alleging any of the foregoing or (ii) contesting or challenging the use, validity, enforceability or ownership of any Company Intellectual Property.
(e)   Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to any Group Company, to the knowledge of the Company, no Person is infringing, misappropriating or otherwise violating, or has infringed, misappropriated or otherwise violated in the past three (3) years, any Company Intellectual Property, whether directly or indirectly. No Group Company has asserted, or threatened to assert, any Proceeding against any Person regarding any of the foregoing.
(f)   The Group Companies have taken commercially reasonable steps to protect and preserve the confidentiality of all material Trade Secrets that are owned, used or held for use by the Company. No such Trade Secrets have been made available to or, to the knowledge of the Company, discovered by, any Person except pursuant to valid and appropriate confidentiality and non-disclosure obligations requiring any such Person (i) to maintain the confidentiality thereof and (ii) not to use such Trade Secrets except as authorized by the Company, and such obligations have not, to the knowledge of the Company, been breached by any party thereto in any material respect.
(g)   All current employees, consultants, advisors and independent contractors of the Group Companies who have contributed to the creation or development of any material Intellectual Property Rights for or on behalf of any Group Company have executed and delivered to such Group Company a written, valid and enforceable Contract containing an irrevocable present assignment to such Group Company of all such Person’s right, title and interest in any such Intellectual Property Rights. To the knowledge of the Company, no employee, consultant, advisor or independent contractor of any Group Company retains or claims to retain any rights in, nor has any of them filed an application to register, any such Intellectual Property Rights.
(h)   To the knowledge of the Company, the Company IT Assets (i) operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by the Group Companies in connection with their businesses, (ii) have not materially malfunctioned or failed to function in the past three (3) years and (iii) are free from any material disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that facilitate or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, software, data or other materials. To the knowledge of the Company, in the past three (3) years, there has been no unauthorized access to or unauthorized use of any Company IT Assets in any material respect. To the knowledge of the Company, the Group Companies have implemented reasonable backup and disaster recovery technology consistent with best industry practices to protect the confidentiality, integrity and security of the Company IT Assets, as applicable.
(i)   The Group Companies have complied in all material respects with all Privacy Laws and Company Privacy Commitments and, to the knowledge of the Company, no circumstance has arisen in which Privacy Laws, or any applicable guidance or codes of practice promulgated under Privacy Laws, would require any Group Company to notify a Governmental Entity or any individual of any actual or suspected unauthorized access or use of Personal Information. In the past three (3) years, no Group Company has received any written notice, order, inquiry, investigation, complaint or other communication alleging non-compliance with any Privacy Laws or Company Privacy Commitments.
(j)   To the knowledge of the Company, there has been no material loss, theft, misuse of, or unauthorized access to, use, modification or disclosure of Personal Information Processed by or on behalf of any Group Company.
Section 4.14   Labor Matters.
(a)   Section 4.14(a) of the Company Disclosure Schedules contains a true and complete list of each employee of each Group Company as of the date of this Agreement, setting forth for each employee: (i) the employee’s position or title; (ii) whether classified as exempt or non-exempt for wage and hour purposes; (iii) whether paid on a salary, hourly or commission basis; (iv) the employee’s actual annual base salary (if paid on a salary basis), hourly rate (if paid on an hourly basis), or commission rate (if paid on a commission-only basis), as applicable; (v) the employee’s short-term incentive opportunity for the remainder of fiscal year 2022; (vi) date of hire; (vii) work location; (viii) status (i.e., active or inactive and if inactive, the type of leave and estimated duration); and (ix) the entity that employs the individual.
(b)   Section 4.14(b) of the Company Disclosure Schedules contains a true and complete list of all Contingent Workers of each Group Company as of the date of this Agreement, setting forth for each such individual: (i) a description of his, her, or its services rendered and (ii) the primary location (e.g., U.S. state) from which services are performed.
(c)   Each Group Company currently classifies and has classified for the last three (3) years each of its employees as exempt or non-exempt in material compliance with the Fair Labor Standards Act and state, provincial, local and foreign wage and hour Laws (as applicable), and is and has been otherwise in material compliance with such Laws. To the extent that any Contingent Workers are or were engaged by any Group Company, such Group Company currently classifies and treats them, and has properly classified and treated them for the last three (3) years, as Contingent Workers (as distinguished from employees) in material compliance with applicable Law and for the purpose of all Employee Benefit Plans and perquisites.
(d)   Each Group Company is, and for the past three (3) years has been, in material compliance with all applicable Laws and regulations respecting labor and employment matters, including but not limited to fair employment practices, pay equity, the classification of independent contractors, the classification of employees and Contingent Workers, workplace safety and health, work authorization and immigration, unemployment compensation, workers’ compensation, accommodation of disabilities, discrimination, harassment, whistleblowing, retaliation, affirmative action, background checks, prevailing wages, terms and conditions of employment, child labor, reductions in force, employee leave and wages and hours, including payment of minimum wages and overtime. No Group Company is delinquent in any payments to any employee or Contingent Worker for any wages, salaries, commissions, bonuses, severance, fees or other direct compensation due with respect to any services performed for it or amounts required to be reimbursed to such employees or Contingent Workers.
(e)   No Group Company (A) has or has had any material Liability for any arrears of wages or other compensation for services (including salaries, wage premiums, commissions, fees or bonuses), or any penalty or other sums for failure to comply with any of the foregoing, and (B) has or has had any material Liability for any failure to pay into any trust or other fund governed by or maintained by or on behalf of any Governmental Entity with respect to unemployment compensation benefits, social security, social insurances or other benefits or obligations for any employees of any Group Company (other than routine payments to be made in the normal course of business and consistent with past practice); and each Group Company has withheld all amounts required by applicable Law or by agreement to be withheld from wages, salaries and other payments to employees or Contingent Workers of each Group Company, except as has not and would not reasonably be expected to result in, individually or in the aggregate, material Liability to the Group Companies.
(f)   In the last three (3) years, no Group Company has experienced a “mass layoff” or “plant closing” as defined by WARN, and no Group Company has incurred any material Liability under WARN nor will they incur any Liability under WARN as a result of the transactions contemplated by this Agreement.
(g)   No Group Company is a party to, bound by, or negotiating any collective bargaining agreements, work rules or practices, or other agreements or Contracts with any labor organization, labor union, works council or other Person purporting to act as exclusive bargaining representative (“Union”) of any employees or Contingent Workers with respect to the wages, hours or other terms and conditions of employment of any employee or Contingent Worker, nor is there any duty on the part of any Group Company to bargain with any Union. In the last three (3) years, there has been no actual or, to the Company’s knowledge, threatened unfair labor practice charges, material grievances, arbitrations, strikes, lockouts, work stoppages, slowdowns, picketing, hand billing or other material labor disputes against or affecting any Group Company. To the Company’s knowledge, in the last three (3) years, there have been no labor organizing activities with respect to any employees of any Group Company nor has the Company engaged in any unfair labor practice.
(h)   No employee layoff, facility closure or shutdown (whether voluntary or by Order), reduction-in-force, furlough, temporary layoff, material work schedule change or reduction in hours, or reduction in salary or wages, or other workforce changes affecting employees of the Group Companies has occurred within the past six (6) months or is currently contemplated, planned or announced, including as a result of COVID-19 or any applicable employment-related Pandemic Measure. Each Group

Company has materially complied with (i) all applicable employment-related Pandemic Measures including, without limitation, all applicable COVID-19 related Laws, regulations, orders and guidance of any Governmental Entity; and (ii) the Families First Coronavirus Response Act (including with respect to eligibility for tax credits under such Act) and any other applicable COVID-19 related leave Law.
(i)   Except as set forth on Section 4.14(i) of the Company Disclosure Schedules, in the past twelve (12) months (i) no director, officer, or key employee’s employment with any Group Company has been terminated or furloughed for any reason; and (ii) to the knowledge of the Company, no director, officer, or management level or key employee, or group of employees or Contingent Workers, has provided notice of any plans to terminate his, her or their employment or service arrangement with any Group Company.
(j)   In the three (3) years prior to the date of this Agreement, no Group Company has been a party to any form of litigation, arbitration, mediation, investigation (including but not limited to material internal investigations), audit, administrative agency proceeding, other private dispute resolution proceeding, settlement, or out-of-court or pre-charge or pre-litigation arrangement, in each case relating to employment or labor matters concerning the employees or Contingent Workers of any Group Company (including but not limited to those concerning allegations of employment discrimination, retaliation, breach of contract, noncompliance with wage and hour Laws, the misclassification of employees or Contingent Workers, violation of restrictive covenants, sexual or other harassment or misconduct, other unlawful harassment, or unfair labor practices), and, to the knowledge of the Company, no such matters are pending or threatened against any Group Company or any employees or Contingent Workers of any Group Company (in their respective capacity as employees or Contingent Workers of any Group Company), as applicable.
(k)   Each employee of each Group Company is employed at-will and no employee is subject to any employment contract with any Group Company, whether oral or written, for a fixed term of employment with any Group Company.
(l)   In the last three (3) years, no allegations of sexual harassment or sexual misconduct have been made to any Group Company against any employee, officer, or director of any Group Company and no Group Company has otherwise become aware of any such allegations. To the knowledge of the Company, there are no facts that would reasonably be expected to give rise to a claim of sexual harassment or misconduct, other unlawful harassment or unlawful discrimination or retaliation against or involving any Group Company or any employee, officer, or director of any Group Company. In the last three (3) years, there have not been any internal investigations by or on behalf of any Group Company with respect to any claims or allegations of sexual harassment, misconduct or abuse against or involving any employee, officer, or director of any Group Company, nor have there been any settlements or out-of-court or pre-charge or pre-litigation arrangements relating to such matters.
(m)   No Group Company (i) is subject to any affirmative action obligations under any Law, including, without limitation, Executive Order 11246, and/or (ii) is a government contractor or subcontractor for purposes of any Law with respect to the terms and conditions of employment, including, without limitation, the Service Contracts Act or prevailing wage Laws.
(n)   There are no outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workplace safety and insurance legislation and no Group Company has been reassessed in any material respect under such legislation during the past three (3) years and, to the knowledge of the Company, no audit of any Group Company is currently being performed pursuant to any applicable workplace safety and insurance legislation.
Section 4.15   Insurance.   Section 4.15 of the Company Disclosure Schedules sets forth a list of all material policies of fire, liability, workers’ compensation, property, casualty and other forms of insurance owned or held by any Group Company as of the date of this Agreement (the “Insurance Policies”). All Insurance Policies are in full force and effect, all premiums due and payable thereon as of the date of this Agreement have been paid in full as of the date of this Agreement and, to the extent applicable, the Company has not taken any action or failed to take any action that (including with respect to the transactions contemplated hereby), with or without notice, lapse of time or both, would constitute or result in a material breach or violation of, or default under, any of the Insurance Policies or would permit or cause the termination, non-renewal or modification thereof or acceleration or creation of any right or obligation thereunder, and true and complete copies of all such Insurance Policies have been made available to DHHC. No claim by any Group Company is pending under any such Insurance Policies as to which coverage has been denied or disputed, or rights reserved to do so, by the underwriters thereof, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole. All Insurance Policies are with reputable insurance carriers, provide adequate coverage for all normal risks incident to the business of the Company and its properties and assets, and are in character and amount at least equivalent to that carried by Persons engaged in similar businesses and subject to the same or similar risks, except for any such failures to maintain Insurance Policies that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
Section 4.16   Tax Matters.
(a)   Each Group Company has prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all income and other material Tax Returns required to have been filed by it, all such Tax Returns are true and complete in all material respects and have been prepared in compliance in all material respects with all applicable Laws and Orders, and each Group Company has paid all material Taxes required to have been paid by it regardless of whether shown on a Tax Return, and has paid all assessments and reassessments in respect of Taxes in all material respects.
(b)   Each Group Company has timely withheld and paid to the appropriate Tax Authority all material amounts required to have been withheld and paid in connection with amounts paid or owing to any employee, individual independent contractor, other service providers, equity interest holder or other third party.
(c)   No Group Company is currently the subject of a Tax audit, examination or other proceeding with respect to material Taxes. No Group Company has been informed in writing of the commencement or anticipated commencement of any Tax audit, examination or other proceeding that has not been resolved or completed in each case with respect to material Taxes.
(d)   No Group Company has consented to extend or waive the time in which any material Tax may be assessed or collected by any Tax Authority.
(e)   No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to a Group Company which agreement or ruling would be effective after the Closing Date.
(f)   No Group Company is or has been a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law).
(g)   There are no Liens for material Taxes on any assets of the Group Companies other than Permitted Liens.
(h)   Since the day that precedes the date of this Agreement by two (2) years, no Group Company was a distributing corporation or a controlled corporation in a transaction purported or intended to be governed by Section 355 or Section 361 of the Code.
(i)   No Group Company (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was a Group Company or any of its current Affiliates) or (ii) has any material Liability for the Taxes of any Person (other than a Group Company or any of its current Affiliates) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-U.S. Law), as a transferee or successor or by Contract.
(j)   In the past five (5) years, no written claims have been received by any Group Company from any Tax Authority in a jurisdiction where a Group Company does not file Tax Returns that such Group Company is or may be subject to taxation by that jurisdiction, which claims have not been resolved or withdrawn.

(k)   No Group Company is a party to any Tax allocation, Tax sharing or Tax indemnity or similar agreements, and, except as set forth in Section 4.16(k) of the Company Disclosure Schedules, no Group Company is a party to any joint venture, partnership or other arrangement that is treated as a partnership for U.S. federal income Tax purposes.
(l)   Each Group Company is a tax resident only in its jurisdiction of formation.
(m)   No Group Company has, or has ever had, a permanent establishment in any country other than the country of its organization, or is, or has ever been, subject to income Tax in a jurisdiction outside of the country of its organization.
(n)   Each Group Company has made available to DHHC correct and complete copies of all income and other material Tax Returns filed by such Group Company since 2019.
(o)   At no time during the past five (5) years has any Group Company been a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Code.
(p)   No Group Company has taken or agreed to take any action not contemplated by this Agreement and/or any Ancillary Document that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment. To the knowledge of the Company, no facts or circumstances exist that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.
(q)   The Company is and has been a validly electing and qualifying S corporation within the meaning of Sections 1361 and 1362 of the Code for U.S. federal (and applicable state and local) income Tax purposes at all times since 2008 and shall maintain such status until the Closing Date. No Tax Authority has challenged the Company’s S corporation status, and no event has occurred or has existed that would preclude Company from qualifying as an S corporation or that would terminate Company’s S corporation status (other than the transactions contemplated by this Agreement). Any trusts that may be, or previously have been shareholders, do not violate the Company’s S corporation status. The Company has delivered, or caused to be delivered, to DHHC documentation from the U.S. Internal Revenue Service and any other Governmental Entity acknowledging receipt of the election by the Company to be treated as an S corporation as described in this Section 4.16(q).
(r)   The Company (i) is not liable for any Tax under Section 1374 of the Code (or any corresponding or similar provisions of state, local or foreign Law); and (ii) has not in the past ten (10) years, (A) acquired any assets from any corporation in a transaction in which the Tax basis was determined, in whole or in part, by reference to the Tax basis of the acquired assets (or any other property) in the hands of the transferor or (B) acquired the stock of any corporation that is not a “qualified subchapter S subsidiary” within the meaning of Section 1361(b)(3)(B) of the Code.
Section 4.17   Brokers.   Except for fees payable to Persons set forth on Section 4.17 of the Company Disclosure Schedules, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Affiliates for which any of the Group Companies has any obligation. The Company has made available to DHHC true and complete copies of all Contracts pursuant to which it is required to make payments to Persons set forth on Section 4.17 of the Company Disclosure Schedules.
Section 4.18   Real and Personal Property.
(a)   Owned Real Property.   Other than as set forth on Section 4.18(a) of the Company Disclosure Schedules and except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Group Company has good and marketable fee title to the real property owned by any such Group Company (the “Company Owned Real Property”), free and clear of all Liens other than Permitted Liens. The Company has delivered or made available to DHHC, prior to the date hereof, true, correct and complete copies of the most recent title insurance policies, title insurance commitments, title reports and surveys in the Company’s possession, if any, for the Company Owned Real Property. With regard to options or agreements to purchase real property described in Section 4.7(a)(x) of the Company Disclosure Schedules, except to the extent such options have been exercised or the real property that is the subject of such purchase agreements has been acquired, such options and purchase agreements all remain in effect and no other party to an option or purchase agreement has the right, because of anything any Group Company has done or failed to do, to terminate it or change the terms on which any Group Company has the right to purchase the real property to which it relates.
(b)   Leased Real Property.   Section 4.18(b) of the Company Disclosure Schedules sets forth a true and complete list (including street addresses) of each lease, sublease, and license, together with any amendments, renewals and guarantees thereof or thereto (each, a “Company Real Property Lease”), under which any Group Company uses or occupies or has the right to use or occupy any real property (the “Company Leased Real Property”; the Company Owned Real Property and the Company Leased Real Property being sometimes referred to herein as the “Company Property”). The Company has made available to DHHC a true, correct and complete copy of each Company Real Property Lease. Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Real Property Lease is valid, binding and in full force and effect and is a valid, legal and binding obligation of the applicable Group Company party thereto, enforceable in accordance with its terms against such Group Company and, to the Company’s knowledge, each other party thereto (subject to the Bankruptcy and Equity Exception), (ii) there is no material breach or default by any Group Company or, to the Company’s knowledge, any third party under any Company Real Property Lease, and, to the Company’s knowledge, no event has occurred which (with or without notice or lapse of time or both) would constitute a material breach or default or would permit termination of, or a material modification or acceleration thereof by any party, and (iii) the Company, or the applicable Group Company, has a good and valid leasehold interest, subject to the terms of the Company Real Property Lease applicable thereto, in each parcel of Company Leased Real Property.
(c)   Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the knowledge of the Company, there are no material new (or increases in existing) development fees, impact fees or other fees that will be levied by any Governmental Entity in connection with the development of any Company Property. None of the Group Companies have received any notice of any material violation of any Law relating to any Company Property.
(d)   Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Group Companies has received any written notice of any condemnation, eminent domain, requisition or taking by any Governmental Entity with respect to any Company Property, or negotiations for the purchase of any Company Property in lieu of condemnation, and no condemnation, eminent domain, requisition or taking has been commenced or, to the knowledge of the Company, threatened in connection with any of the foregoing.
(e)   None of the Group Companies has any obligation to make any profit participation payments, or is subject to any repurchase obligation, with respect to any Company Owned Real Property or, upon the consummation of the acquisition thereof by any Group Company, any Contract Property. For purposes of this Agreement, “Contract Property” means any real property that any Group Company is obligated or has an option to purchase pursuant to a Contract.
(f)   The reserve for warranty claims set forth on the balance sheet included in the Year End Financial Statements reflects the Company’s reasonable estimate, as of the date hereof, of the total liability of the Group Companies for warranty claims arising from the sale of residential units.
(g)   Personal Property.   Each Group Company has good, marketable and indefeasible title to, or a valid leasehold interest in or license or right to use, all of the material personal property of the Group Companies reflected in the Financial Statements or thereafter acquired by the Group Companies, except for assets disposed of in the ordinary course of business.
Section 4.19   Homeowners Associations.   Other than as set forth in Section 4.19 of the Company Disclosure Schedules, except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date hereof, no Group Company has “declarant”

rights or effective control with respect to any Company Owned Real Property. Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date hereof, no Group Company has received written notice from any Homeowners Association in which any Group Company has “declarant” rights or effective control with respect to any Company Owned Real Property that it is in violation of any assessment obligations, bonds, restrictive covenants, Homeowners Association organizational documents and other documents adopted or entered into by any Group Company in connection with the creation or operation of any Homeowners Association or that any such agreements and documents are in violation in any material respects with applicable Laws. Except as would not be material to the Group Companies taken as a whole, each Homeowners Association as to which any Group Company has “declarant” rights or over which any Group Company has had effective control, when operated by the Company or another Group Company, has been operated in accordance with applicable Laws in all material respects.
Section 4.20   Construction Matters.   Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the land, homes and other improvements sold by the Group Company have at all times during the period of time in which the Group Company has owned such land, homes and other improvements, complied with all applicable building codes, zoning, land use, Environmental Laws or similar Laws then in effect, (ii) there are no pending vendor recalls of which the Company has been notified or otherwise is aware of products incorporated in homes or other improvements built by any Group Company, and (iii) no Group Company is the subject of any recalls or recall notices from any product safety commissions regarding products incorporated in homes or other improvements built by any Group Company.
Section 4.21   Transactions with Affiliates.   Section 4.21 of the Company Disclosure Schedules sets forth (a) all Contracts that are in effect as of the date of this Agreement between (i) any Group Company, on the one hand, and (ii) any officer, director, employee, partner, member, manager, direct or indirect equityholder or Affiliate of any Group Company (other than, for the avoidance of doubt, any other Group Company) or any family member of the foregoing Persons, on the other hand (each Person identified in this clause (ii), a “Company Related Party”), other than (A) Contracts with respect to a Company Related Party’s employment with (including benefit plans and other ordinary course compensation from) any of the Group Companies entered into in the ordinary course of business, (B) Contracts with respect to the grant of Company Options that contain terms and conditions that are substantially similar to those in the standard forms made available to DHHC, (C) Contracts entered into after the date of this Agreement that are either permitted pursuant to Section 6.1(b) or entered into in accordance with Section 6.1(b) and (D) the Ancillary Documents and any other Contracts that the Group Companies are expressly required to enter into pursuant to this Agreement, and (b) all Contracts that, following the Closing, would be required to be disclosed in DHHC’s filings with the SEC as a “related party transaction” under the Federal Securities Laws. Other than as set forth on Section 4.21 of the Company Disclosure Schedules, no Company Related Party (A) owns any interest in any material asset used in any Group Company’s business, or (B) owes any material amount to, or is owed any material amount by, or has any claim or cause of action against, any Group Company (other than ordinary course accrued compensation, employee benefits, employee or director expense reimbursement or other transactions entered into after the date of this Agreement that are either permitted pursuant to Section 6.1(b) or entered into in accordance with Section 6.1(b)). All Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 4.21 are referred to herein as “Company Related Party Transactions”.
Section 4.22   Compliance with International Trade & Anti-Corruption Laws.
(a)   None of the Group Companies, their directors and officers or, to the Company’s knowledge, any of their other Representatives or any other Persons acting for or on behalf of any of the foregoing, is or has been, since the incorporation of the Company, (i) a Person named on any Sanctions and Export Control Laws-related list of designated Persons maintained by a Governmental Entity; (ii) located, organized or resident in a country or territory which is itself the subject of or target of any Sanctions and Export Control Laws; (iii) an entity owned, directly or indirectly, 50% or more by one or more Persons described in clause (i) or (ii); or (iv) otherwise engaging in unlawful dealings with or for the benefit of any Person described in clauses (i) through (iii) or any country or territory which is or has, since the incorporation of the Company, been the subject of or target of any Sanctions and Export

Control Laws (at the time of this Agreement, Cuba, Iran, North Korea, Russia, Syria, Venezuela and the Crimea, Donetsk or Luhansk regions of Ukraine).
(b)   None of the Group Companies, their directors and officers or, to the Company’s knowledge, any of their other Representatives or any other Persons acting for or on behalf of any of the foregoing, has (i) made, offered, promised, paid or received any unlawful bribes, kickbacks or other similar payments to or from any Person, (ii) made or paid any improper contributions, directly or indirectly, to a domestic or foreign political party or candidate or (iii) otherwise made, offered, received, authorized, promised or paid any improper payment under any Anti-Corruption Laws.
(c)   None of the Group Companies, their directors and officers or, to the Company’s knowledge, any of their other Representatives or any other Persons acting for or on behalf of any of the foregoing has, directly or indirectly, violated any, or been subject to actual or, to the knowledge of the Company, pending or threatened Proceedings, demand letters, settlements or enforcement actions relating to any Anti-Corruption Law.
(d)   During the last five (5) years, the Company has complied with all applicable Anti-Corruption Laws.
Section 4.23   Information Supplied.   None of the information supplied or to be supplied by or on behalf of the Group Companies expressly for inclusion or incorporation by reference prior to the Closing in the Registration Statement / Proxy Statement will, when the Registration Statement / Proxy Statement is declared effective or when the Registration Statement / Proxy Statement is mailed to the Pre-Closing DHHC Holders or at the time of the DHHC Stockholders Meeting, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that, notwithstanding the foregoing provisions of this Section 4.23, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Registration Statement / Proxy Statement that were not specifically supplied by or on behalf of the Company for use therein.
Section 4.24   Investigation.   The Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (a) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of, the DHHC Parties and (b) it has been furnished with or given access to such documents and information about the DHHC Parties and their respective businesses and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby.
Section 4.25   Servicing Matters.
(a)   The Mortgage JV is, and has been since its inception, in compliance in all material respects with all Applicable Requirements applicable to it, its assets and its conduct of its business. The Mortgage JV has timely filed, or will have timely filed by the Closing Date, all material reports that any Mortgage Insurer, Agency or Governmental Entity that it files with respect to the its business.
(b)   No Agency or Mortgage Insurer has (i) claimed in writing that the Mortgage JV has violated or has not complied in any material respect with the representations and warranties applicable with respect to any Loan originated by the Mortgage JV and subsequently sold or (ii) imposed material restrictions on the activities of the Mortgage JV. No Agency and, to the Knowledge of the Company, no Mortgage Insurer has indicated to the Mortgage JV in writing that it has terminated, or intends to terminate, its relationship with the Mortgage JV for performance, loan quality or concern with respect to the Mortgage JV’s compliance with applicable Laws or Applicable Requirements or that the Mortgage JV is in material default with respect to any applicable Laws or Applicable Requirements.
Section 4.26   EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES.    NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO ANY DHHC PARTY OR ANY OF THEIR RESPECTIVE REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER

INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE 4 OR THE ANCILLARY DOCUMENTS, NONE OF THE COMPANY, ANY COMPANY NON-PARTY AFFILIATE OR ANY OTHER PERSON MAKES, AND THE COMPANY EXPRESSLY DISCLAIMS, AND THE DHHC PARTIES HEREBY AGREE THAT THEY ARE NOT RELYING ON, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, IN CONNECTION WITH THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING AS TO THE ACCURACY OR COMPLETENESS OF THE MATERIALS OR ANY OTHER INFORMATION RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF THE GROUP COMPANIES THAT HAVE BEEN MADE AVAILABLE TO ANY DHHC PARTY OR ANY OF THEIR REPRESENTATIVES OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF THE GROUP COMPANIES BY THE MANAGEMENT OF THE COMPANY OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR BY THE ANCILLARY DOCUMENTS, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY ANY DHHC PARTY OR ANY DHHC NON-PARTY AFFILIATE IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE 4 OR THE ANCILLARY DOCUMENTS, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY ANY GROUP COMPANY ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF THE COMPANY, ANY COMPANY NON-PARTY AFFILIATE OR ANY OTHER PERSON, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY ANY DHHC PARTY OR ANY DHHC NON-PARTY AFFILIATE IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.
ARTICLE 5
REPRESENTATIONS AND WARRANTIES RELATING TO THE DHHC PARTIES
(a)   Subject to Section 9.8, except as set forth on the DHHC Disclosure Schedules, or (b) except as set forth in any DHHC SEC Reports (excluding any disclosures in any “risk factors” section, disclosures in any forward-looking statements disclaimers and other disclosures that are generally cautionary, predictive or forward-looking in nature), each DHHC Party hereby represents and warrants to the Company as of the date of this Agreement (or in the case of representations and warranties that speak of a specified date, as of such specified date) as follows:
Section 5.1   Organization and Qualification.   Each DHHC Party is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware.
Section 5.2   Authority.   Each DHHC Party has the requisite corporate power and authority to execute and deliver this Agreement and each of the Ancillary Documents to which it is or will be a party and to consummate the transactions contemplated hereby and thereby. Subject to the receipt of the DHHC Stockholder Approval and the approvals and consents to be obtained by Merger Sub pursuant to Section 6.8, the execution and delivery of this Agreement, the Ancillary Documents to which a DHHC Party is or will be a party and the consummation of the transactions contemplated hereby and thereby have been (or, in the case of any Ancillary Document entered into after the date of this Agreement, will be upon execution thereof) duly authorized by all necessary corporate action on the part of such DHHC Party. This Agreement has been and each Ancillary Document to which a DHHC Party is or will be a party will be, upon execution thereof, duly and validly executed and delivered by such DHHC Party and constitutes or will constitute, upon execution thereof, as applicable, a valid, legal and binding agreement of such DHHC Party (assuming this Agreement has been and the Ancillary Documents to which such DHHC Party is or will be a party are or will be, upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party hereto or thereto, as applicable), enforceable against such DHHC Party in accordance with their terms (subject to the Bankruptcy and Equity Exception).
Section 5.3   Consents and Requisite Governmental Approvals; No Violations.
(a)   No Consent of, with or to be made to any Governmental Entity is required on the part of a DHHC Party with respect to such DHHC Party’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which it is or will be party or the consummation of the transactions contemplated by this Agreement or by the Ancillary Documents, except for (i) the filing with the SEC of (A) the Registration Statement / Proxy Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, (ii) such filings with and approvals of Nasdaq to permit the DHHC Class A Shares to be issued in connection with the transactions contemplated by this Agreement and the other Ancillary Documents to be listed on Nasdaq, (iii) filing of the Certificate of Merger, (iv) the filing of the DHHC A&R Certificate of Incorporation with and acceptance thereof by the Delaware Secretary of State, (v) the approvals and consents to be obtained by Merger Sub pursuant to Section 6.8, (vi) the DHHC Stockholder Approval or (vii) any other consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not have a DHHC Material Adverse Effect.
(b)   Neither the execution, delivery or performance by a DHHC Party of this Agreement nor the Ancillary Documents to which a DHHC Party is or will be a party nor the consummation by a DHHC Party of the transactions contemplated hereby or thereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in any breach of any provision of the Governing Documents of a DHHC Party, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of any Contract to which a DHHC Party is a party, (iii) violate, or constitute a breach under, any Order or applicable Law to which any such DHHC Party or any of its properties or assets are bound or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) of a DHHC Party, except in the case of clauses (ii) through (iv) above, as would not have a DHHC Material Adverse Effect. The performance by DHHC of its obligations under Section 6.6 will not, directly or indirectly, result in a violation or breach of, or constitute a default or give rise to any right of termination, Consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of any other Contract to which a DHHC Party is a party.
Section 5.4   Brokers.   Except for fees (including the amounts due and payable assuming the Closing occurs) payable to Persons set forth on Section 5.4 of the DHHC Disclosure Schedules, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of DHHC for which DHHC has any obligation. DHHC has made available to the Company true and complete copies of all Contracts pursuant to which it is required to make payments to Persons set forth on Section 5.4 of the DHHC Disclosure Schedules.
Section 5.5   Information Supplied/Registration Statement.
(a)   None of the information supplied or to be supplied by or on behalf of either DHHC Party expressly for inclusion or incorporation by reference prior to the Closing in the Registration Statement / Proxy Statement will, when the Registration Statement / Proxy Statement is declared effective or when the Registration Statement / Proxy Statement is mailed to the Pre-Closing DHHC Holders or at the time of the DHHC Stockholders Meeting, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.
(b)   When the Registration Statement / Proxy Statement is declared effective or when the Registration Statement / Proxy Statement is mailed to the Pre-Closing DHHC Holders or at the time of the

DHHC Stockholders Meeting, the Registration Statement / Proxy Statement (together with any amendments or supplements thereto) will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
Section 5.6   Capitalization of the DHHC Parties.
(a)   Without taking into effect the Private Placement Warrants, as of the date of this Agreement, the authorized capital stock of DHHC consists of 300,000,000 DHHC Class A Shares, of which 34,500,000 were issued and outstanding as of the close of business on the last trading day prior to the date of this Agreement, 10,000,000 DHHC Class B Shares, of which 8,625,000 shares were outstanding as of the close of business on the last trading day prior to the date of this Agreement, and 10,000,000 shares of preferred stock, par value $0.0001, of which no shares were outstanding as of the date of this Agreement. All outstanding Equity Securities of DHHC (except to the extent such concepts are not applicable under the applicable Law of DHHC’s jurisdiction of organization, incorporation or formation, as applicable, or other applicable Law) prior to the consummation of the Merger have been duly authorized and validly issued and are fully paid and non-assessable. Such Equity Securities (i) were not issued in violation of the Governing Documents of DHHC and (ii) are not subject to any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any Person (other than transfer restrictions under applicable Securities Laws or under the Governing Documents of DHHC) and were not issued in violation of any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any Person.
(b)   Except as expressly contemplated by this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby or as otherwise mutually agreed to by the Company and DHHC, there are no outstanding (A) equity appreciation, phantom equity or profit participation rights or (B) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that would require DHHC, and, except as expressly contemplated by this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby or as otherwise mutually agreed in writing by the Company and DHHC, there is no obligation of DHHC, to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of DHHC.
(c)   The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.0001 per share, and as of the date hereof, 1,000 such shares are issued and outstanding. The Equity Securities of Merger Sub outstanding as of the date of this Agreement (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) were issued in compliance in all material respects with applicable Law, and (iii) were not issued in breach or violation of any preemptive rights or Contract to which Merger Sub is a party or bound. All of the outstanding Equity Securities of Merger Sub are owned directly by DHHC free and clear of all Liens (other than transfer restrictions under applicable Securities Law). As of the date of this Agreement, DHHC has no Subsidiaries other than Merger Sub and does not own, directly or indirectly, any Equity Securities in any Person other than Merger Sub.
Section 5.7   SEC Filings.
(a)   DHHC has filed or furnished all statements, forms, reports and documents required to be filed or furnished by it prior to the date of this Agreement with the SEC pursuant to Federal Securities Laws since its incorporation (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, the “DHHC SEC Reports”), and, as of the Closing, will have filed or furnished all other statements, forms, reports and other documents required to be filed or furnished by it subsequent to the date of this Agreement with the SEC pursuant to Federal Securities Laws through the Closing (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, but excluding the Registration Statement / Proxy Statement, the “Additional DHHC SEC Reports”). Except as in connection with the SEC SPAC Accounting Changes, each of the DHHC SEC Reports, as of their respective dates of filing, and as of the date of any amendment or filing that superseded the initial filing, complied and each of the Additional DHHC SEC Reports, as of their respective dates of filing, and as of the date of any amendment or filing that superseded the initial filing, will comply, in all material respects with the applicable requirements of the Federal Securities Laws (including, as applicable, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder) applicable to the DHHC SEC Reports or the Additional DHHC SEC Reports (for purposes of the Additional DHHC SEC Reports, assuming that the representation and warranty set forth in Section 4.23 is true and correct in all respects with respect to all information supplied by or on behalf of the Group Companies expressly for inclusion or incorporation by reference therein). Except as in connection with the SEC SPAC Accounting Changes, as of their respective dates of filing, the DHHC SEC Reports did not, and the Additional DHHC SEC Reports will not, as of their respective dates of filing with the SEC (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made or will be made, as applicable, not misleading (for purposes of the Additional DHHC SEC Reports, assuming the accuracy of any information supplied or to be supplied by or on behalf of the Group Companies expressly for inclusion or incorporation by reference therein).
(b)   As of the date of this Agreement, there are no outstanding or unresolved comments in any comment letters received from the SEC with respect to the DHHC SEC Reports.
(c)   As of the date of this Agreement, to the knowledge of DHHC, each director and executive officer of DHHC has filed with the SEC on a timely basis all statements required with respect to DHHC by Section 16(a) of the Exchange Act and the rules and regulations thereunder.
Section 5.8   Trust Account.   As of the date of this Agreement, DHHC has an amount in cash in the Trust Account equal to at least $345,000,000. The funds held in the Trust Account are (a) invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act, having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations and (b) held in trust pursuant to that certain Investment Management Trust Agreement, dated as of January 25, 2021 (the “Trust Agreement”), between DHHC and American Stock Transfer & Trust Company, as trustee (the “Trustee”). There are no separate agreements, side letters or other agreements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the DHHC SEC Reports to be inaccurate in any material respect or, to DHHC’s knowledge, that would entitle any Person to any portion of the funds in the Trust Account (other than (i) in respect of deferred underwriting commissions or Taxes, (ii) the Pre-Closing DHHC Holders who shall have elected to redeem their DHHC Class A Shares pursuant to the Governing Documents of DHHC or (iii) if DHHC fails to complete a business combination within the allotted time period set forth in the Governing Documents of DHHC and liquidates the Trust Account, subject to the terms of the Trust Agreement, DHHC (in limited amounts to permit DHHC to pay the expenses of the Trust Account’s liquidation, dissolution and winding up of DHHC) and then the Pre-Closing DHHC Holders). Prior to the Closing, none of the funds held in the Trust Account are permitted to be released, except in the circumstances described in the Governing Documents of DHHC and the Trust Agreement. DHHC has performed all material obligations required to be performed by it to date under, and is not in default or delinquent in performance or any other respect (claimed or actual) in connection with the Trust Agreement, and, to the knowledge of DHHC, no event has occurred which, with due notice or lapse of time or both, would constitute such a default thereunder. As of the date of this Agreement, there are no claims or proceedings pending with respect to the Trust Account. DHHC has not released any money from the Trust Account (other than interest income earned on the funds held in the Trust Account as permitted by the Trust Agreement). Upon the consummation of the transactions contemplated hereby, including the distribution of assets from the Trust Account (A) in respect of deferred underwriting commissions or Taxes or (B) to the Pre-Closing DHHC Holders who have elected to redeem their DHHC Class A Shares pursuant to the DHHC Stockholder Redemption, each in accordance with the terms of and as set forth in the Trust Agreement, DHHC shall have no further obligation under either the Trust Agreement or the Governing Documents of DHHC to liquidate or distribute any assets held in the Trust Account, and the Trust Agreement shall terminate in accordance with its terms.

Section 5.9   Transactions with Affiliates.   Section 5.9 of the DHHC Disclosure Schedules sets forth all Contracts between (a) DHHC, on the one hand, and (b) any officer, director, employee, partner, member, manager, direct or indirect equityholder (including the Sponsor) or Affiliate of either DHHC or the Sponsor, on the other hand (each Person identified in this clause (b), a “DHHC Related Party”), other than (i) Contracts with respect to a DHHC Related Party’s employment with, or the provision of services to, DHHC entered into in the ordinary course of business (including benefit plans, indemnification arrangements and other ordinary course compensation), (ii) Contracts entered into after the date of this Agreement that are either permitted pursuant to Section 6.9 or entered into in accordance with Section 6.9 and (iii) the Ancillary Documents and any other Contracts that DHHC is expressly required to enter into pursuant to this Agreement. No DHHC Related Party (A) owns any interest in any material asset used in the business of DHHC, (B) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person which is a material client, supplier, customer, lessor or lessee of DHHC or (C) owes any material amount to, or is owed any material amount by, DHHC. All Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 5.9 are referred to herein as “DHHC Related Party Transactions”.
Section 5.10   Litigation.   As of the date of this Agreement (a) there is no Proceeding pending or, to DHHC’s knowledge, threatened in writing, against or involving any DHHC Party, (b) none of the DHHC Parties nor any of their respective properties or assets is subject to any Order and (c) there is no Proceeding by any DHHC Party pending against any other Person, in each case, that would reasonably be expected to prevent, materially delay or materially impair the ability of DHHC to consummate the transactions contemplated hereby.
Section 5.11   Compliance with Applicable Law.   Each DHHC Party is (and since its incorporation has been) in compliance with all applicable Laws, except as would not have a DHHC Material Adverse Effect. Except as would not be material to DHHC, without limiting the foregoing, none of the DHHC Parties have violated or, to DHHC’s knowledge, are under investigation with respect to, or have been threatened in writing or charged with or given notice of any violation of any provisions of: (a) Privacy Laws (substituting “DHHC Parties” for “Group Companies” in the definition thereof) and Laws applicable to lending activities; (b) the U.S. Foreign Corrupt Practices Act (FCPA) of 1977; or (c) any Law regulating or covering conduct in, or the nature of, the workplace, including regarding sexual harassment or, on any impermissible basis, a hostile work environment.
Section 5.12   Business Activities.
(a)   Since its incorporation, DHHC has not conducted any business activities other than activities (i) in connection with or incident or related to its incorporation or continuing corporate (or similar) existence, (ii) directed toward the accomplishment of a business combination, including those incident or related to or incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby or (iii) those that are administrative, ministerial or otherwise immaterial in nature. Except as set forth in DHHC’s Governing Documents, there is no Contract binding upon any DHHC Party or to which any DHHC Party is a party which has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of it or its Subsidiaries, any acquisition of property by it or its Subsidiaries or the conduct of business by it or its Subsidiaries (including, in each case, following the Closing).
(b)   Merger Sub was incorporated solely for the purpose of entering into this Agreement, the Ancillary Documents and consummating the transactions contemplated hereby and thereby and has not engaged in any activities or business, other than those incident or related to or incurred in connection with its incorporation or continuing corporate existence or the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby.
Section 5.13   Internal Controls; Listing; Financial Statements.
(a)   Except as is not required in reliance on exemptions from various reporting requirements by virtue of DHHC’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, or “smaller reporting company” within the meaning of the Exchange Act, (i) DHHC has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of DHHC’s financial reporting and the preparation of DHHC’s Financial Statements for external purposes in accordance with GAAP and (ii) DHHC has established and maintained disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) designed to ensure that material information relating to DHHC is made known to DHHC’s principal executive officer and principal financial officer by others within DHHC. To the knowledge of DHHC, such disclosure controls and procedures are effective in timely alerting DHHC’s principal executive officer and principal financial officer to material information required to be included in DHHC’s periodic reports required under the Exchange Act.
(b)   There are no outstanding loans or other extensions of credit made by DHHC to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of DHHC. DHHC has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.
(c)   DHHC has complied in all material respects with all applicable listing and corporate governance rules and regulations of Nasdaq and is a member in good standing with Nasdaq. The classes of securities representing issued and outstanding DHHC Class A Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq. There is no Proceeding pending or, to the knowledge of DHHC, threatened against DHHC by Nasdaq or the SEC with respect to any intention by such entity to deregister DHHC Class A Shares or prohibit or terminate the listing of DHHC Class A Shares on Nasdaq. DHHC has not taken any action that is designed to terminate the registration of DHHC Class A Shares under the Exchange Act.
(d)   Except for any changes (including any required revisions to or restatements of the DHHC Financial Statements or the DHHC SEC Reports) to (i) the DHHC’s historical accounting of its warrants as equity rather than as liabilities that may be required as a result of the Warrant Pronouncement, (ii) the DHHC’s accounting or classification of the DHHC’s outstanding redeemable shares as temporary, as opposed to permanent, equity that may be required as a result of related statements by the SEC staff or recommendations or requirements of the DHHC’s auditors, or (iii) the DHHC’s historical or future accounting relating to any other guidance from the SEC staff after the date hereof relating to non-cash accounting matters (clauses (i) through (iii), collectively, the “SEC SPAC Accounting Changes”), the DHHC Financial Statements (A) fairly present in all material respects the financial position of DHHC as at the respective dates thereof, and the results of its operations, stockholders’ equity and cash flows for the respective periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (B) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except, in the case of any audited financial statements, as may be indicated in the notes thereto and subject, in the case of any unaudited financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (C) in the case of the audited DHHC Financial Statements, were audited in accordance with the standards of the PCAOB and (D) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).
(e)   Except as in connection with the SEC SPAC Accounting Changes, DHHC has established and maintains systems of internal accounting controls that are designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for DHHC’s and its Subsidiaries’ assets. DHHC maintains and, for all periods covered by the DHHC Financial Statements, has maintained books and records of DHHC in the ordinary course of business that are accurate and complete and reflect the revenues, expenses, assets and liabilities of DHHC in all material respects.
(f)   Except as in connection with the SEC SPAC Accounting Changes, since its incorporation, neither DHHC nor its independent auditors has received any written complaint, allegation, assertion or claim that there is (i) a “significant deficiency” in the internal controls over financial reporting of DHHC to DHHC’s knowledge, (ii) a “material weakness” in the internal controls over financial reporting of DHHC to DHHC’s knowledge or (iii) fraud, whether or not material, that involves management or other employees of DHHC who have a significant role in the internal controls over financial reporting of DHHC.
Section 5.14   No Undisclosed Liabilities.   Except for the Liabilities (a) set forth in Section 5.14 of the DHHC Disclosure Schedules, (b) incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby, (c) that are incurred in connection with or incident or related to a DHHC Party’s incorporation, or continuing corporate existence, in each case, which are immaterial in nature, (d) that are incurred in connection with activities that are administrative or ministerial, in each case, which are immaterial in nature, (e) that are either permitted pursuant to Section 6.9(c) or incurred in accordance with Section 6.9(c) (for the avoidance of doubt, in each case, with the written consent of the Company) or (f) set forth or disclosed in the DHHC Financial Statements included in the DHHC SEC Reports, none of the DHHC Parties has any Liabilities of the type required to be set forth on a balance sheet in accordance with GAAP consistently applied and in accordance with past practice.
Section 5.15   Tax Matters.
(a)   DHHC has prepared and filed (taking into account any extension of time within which to file) all income and other material Tax Returns required to have been filed by it, all such Tax Returns are true and complete in all material respects and prepared in compliance in all material respects with all applicable Laws and Orders, and DHHC has paid all material Taxes required to have been paid or deposited by it regardless of whether shown on a Tax Return, and has paid all assessments and reassessments in respect of Taxes in all material respects.
(b)   DHHC has timely withheld and paid to the appropriate Tax Authority all material amounts required to have been withheld and paid in connection with amounts paid or owing to any employee, individual independent contractor, other service providers, equity interest holder or other third party.
(c)   DHHC is not currently the subject of a Tax audit or examination with respect to material taxes. DHHC has not been informed in writing of the commencement or anticipated commencement of any Tax audit or examination that has not been resolved or completed, in each case with respect to material Taxes.
(d)   DHHC has not consented to extend or waive the time in which any material Tax may be assessed or collected by any Tax Authority, other than any such extensions or waivers that are no longer in effect or that were extensions of time to file Tax Returns obtained in the ordinary course of business, in each case with respect to material Taxes.
(e)   No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to any DHHC Party which agreement or ruling would be effective after the Closing Date.
(f)   None of the DHHC Parties is and none of the DHHC Parties has been a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law).
(g)   There are no Liens for Taxes on any assets of the DHHC Parties other than Permitted Liens.
(h)   Each DHHC Party is a tax resident only in its jurisdiction of formation.
(i)   None of the DHHC Parties has taken or agreed to take any action not contemplated by this Agreement and/or any Ancillary Documents that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment. To the knowledge of DHHC, no facts or circumstances exist, other than any facts or circumstances to the extent that such facts or circumstances exist or arise as a result of or related to any act or omission occurring after the signing date by a Group Company or a Company Stockholder or any of their respective Affiliates in each case not contemplated by this

Agreement and/or any of the Ancillary Documents, that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.
Section 5.16   Investigation.   Each DHHC Party, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (a) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects, of the Group Companies and (b) it has been furnished with or given access to such documents and information about the Group Companies and their respective businesses and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby.
Section 5.17   Employees and Employee Benefit Plans.   None of the DHHC Parties (a) have any paid employees or Contingent Workers or (b) maintain, sponsor, contribute to or otherwise have any material liability under any Employee Benefit Plans (substituting “DHHC Party” for “Group Company” in the definition thereof). Neither the execution and delivery of this Agreement or the Ancillary Documents to which it is or will be a party nor the consummation of the transactions contemplated hereby and thereby will: (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director, officer, employee or Contingent Worker of DHHC; or (ii) result in the acceleration of the time of payment or vesting of any such benefits. Other than reimbursement of any out-of-pocket expenses incurred by DHHC’s officers and directors in connection with activities on DHHC’s behalf in an aggregate amount not in excess of the amount of cash held by DHHC outside of the Trust Account, DHHC has no unsatisfied material liability with respect to any officer or director.
Section 5.18   Properties.   DHHC does not own, or otherwise have an interest in, any real property, including under any real property lease, sublease, space sharing, license or other occupancy agreement.
Section 5.19   Compliance with International Trade & Anti-Corruption Laws.
(a)   Since DHHC’s incorporation, neither DHHC nor, to DHHC’s knowledge, any of their Representatives, or any other Persons acting for or on behalf of any of the foregoing, is or has been, (i) a Person named on any Sanctions and Export Control Laws-related list of designated Persons maintained by a Governmental Entity; (ii) located, organized or resident in a country or territory which is itself the subject of or target of any Sanctions and Export Control Laws; (iii) an entity owned, directly or indirectly, 50% or more by one or more Persons described in clause (i) or (ii); or (iv) otherwise engaging in unlawful dealings with or for the benefit of any Person described in clauses (i) through (iii) or any country or territory which is or has, since DHHC’s incorporation, been the subject of or target of any Sanctions and Export Control Laws (at the time of this Agreement, Cuba, Iran, North Korea, Russia, Syria, Venezuela and the Crimea, Dontesk or Luhansk regions of Ukraine).
(b)   Since DHHC’s incorporation, neither DHHC nor, to DHHC’s knowledge, any of their Representatives, or any other Persons acting for or on behalf of any of the foregoing has (i) made, offered, promised, paid or received any unlawful bribes, kickbacks or other similar payments to or from any Person, (ii) made or paid any improper contributions, directly or indirectly, to a domestic or foreign political party or candidate or (iii) otherwise made, offered, received, authorized, promised or paid any improper payment under any Anti-Corruption Laws.
(c)   To the knowledge of DHHC, no holder of the capital stock of DHHC is a foreign person (as defined in 31 C.F.R. Part 800.224) in which the national or subnational governments of a single foreign state have a substantial interest (as defined in 31 C.F.R. Part 800.244) and who will acquire a substantial interest in the Company as a result of the transactions contemplated by this Agreement such that a declaration to the Committee on Foreign Investment in the United States would be mandatory under 31 C.F.R. Part 800.401, and no such foreign person will have control (as defined in 31 C.F.R. Part 800.208) over the Company after Closing.
Section 5.20   Company Status.   DHHC constitutes (a) an “emerging growth company” within the meaning of the JOBS Act and (b) a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K.

Section 5.21   EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES.    NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE COMPANY OR ANY OF ITS REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE 5 AND THE ANCILLARY DOCUMENTS, NONE OF THE DHHC PARTIES, ANY DHHC NON-PARTY AFFILIATE OR ANY OTHER PERSON MAKES, AND EACH DHHC PARTY EXPRESSLY DISCLAIMS, AND THE COMPANY HEREBY AGREES THAT IT IS NOT RELYING ON, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, IN CONNECTION WITH THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING AS TO THE ACCURACY OR COMPLETENESS OF MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF ANY DHHC PARTY THAT HAVE BEEN MADE AVAILABLE TO THE COMPANY OR ANY OF ITS REPRESENTATIVES OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF ANY DHHC PARTY BY OR ON BEHALF OF THE MANAGEMENT OF SUCH DHHC PARTY OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR BY THE ANCILLARY DOCUMENTS, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY THE COMPANY OR ANY COMPANY NON-PARTY AFFILIATE IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE 5 OR THE ANCILLARY DOCUMENTS, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING BUT NOT LIMITED TO ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY OR ON BEHALF OF ANY DHHC PARTY ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF ANY DHHC PARTY, ANY DHHC NON-PARTY AFFILIATE OR ANY OTHER PERSON, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY THE COMPANY OR ANY COMPANY NON-PARTY AFFILIATE IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.
ARTICLE 6
COVENANTS
Section 6.1    Conduct of Business of the Company.
(a)   From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall, and the Company shall cause its Subsidiaries to, except as expressly contemplated by this Agreement or any Ancillary Document, as required by applicable Law or Pandemic Measures, or as consented to in writing by DHHC (it being agreed that any request for consent shall not be unreasonably withheld, conditioned or delayed), (i) operate the business of the Group Companies in the ordinary course consistent with past practice and (ii) use commercially reasonable efforts to maintain and preserve substantially intact the business organization, assets, properties and material business relations of the Group Companies, taken as a whole, and maintain existing relations and goodwill with Governmental Entities and material customers, suppliers, licensors, licensees, distributors, creditors, lessors, and business associates and keep available the services of the Group Companies’ present officers or any replacement of such officer.
(b)   Without limiting the generality of the foregoing, from and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall, and the Company shall cause its Subsidiaries to, except as expressly contemplated by this Agreement or any Ancillary Document, as required by applicable Law, as set forth on Section 6.1(b) of the Company Disclosure Schedules or as consented to in writing by DHHC (such consent, other than in the case of Section 6.1(b)(i), Section 6.1(b)(ii), Section 6.1(b)(iii)(A), Section 6.1(b)(iv),

Section 6.1(b)(v), Section 6.1(b)(xv), Section 6.1(b)(xvii) and Section 6.1(b)(xxiv) (to the extent related to any of the foregoing), not to be unreasonably withheld, conditioned or delayed; and, with respect to the entry into any Contract described in Section 4.7(a)(x), the Company shall keep DHHC reasonably informed as to discussions and negotiations with each counterparty and provide drafts of all related documentation to DHHC and its counsel for review, and to the extent the entry into any such Contract is required to be consented to by DHHC, DHHC shall respond within forty-eight (48) hours of notification that such consent is needed; provided, however, that if the Company has not complied with its obligations to keep DHHC reasonably informed and provided drafts of all relevant documentation to DHHC and its counsel for review, DHHC shall have a reasonable time to consent to the entry into such Contract, and if no response is received in such period, DHHC shall be deemed to have consented), not do any of the following:
(i)   declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any Equity Securities of any Group Company or repurchase any outstanding Equity Securities of any Group Company, other than (i) Permitted Distributions or (ii) dividends or distributions, declared, set aside or paid by any of the Company’s Subsidiaries to the Company or any Subsidiary that is, directly or indirectly, wholly owned by the Company, or enter into any agreement with respect to the voting rights of its capital stock;
(ii)   reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock, except pursuant to the Pre-Closing Recapitalization in accordance with Section 2.1;
(iii)   (A) merge, consolidate, combine or amalgamate any Group Company with any Person or (B) purchase or otherwise acquire (whether by merging or consolidating with, purchasing any Equity Security in or a substantial portion of the assets of, or by any other manner) any corporation, partnership, association or other business entity or organization or division thereof;
(iv)   adopt any amendments, supplements, restatements or modifications to any Group Company’s Governing Documents, except pursuant to the Pre-Closing Recapitalization in accordance with Section 2.1;
(v)   transfer, issue, sell, grant or otherwise directly or indirectly dispose of, or subject to a Lien, (A) any Equity Securities of any Group Company or (B) any options, warrants, rights of conversion or other rights, agreements, arrangements or commitments obligating any Group Company to issue, deliver or sell any Equity Securities of any Group Company, other than the issuance of shares of the applicable class of capital stock of the Company upon the exercise or conversion of any Company Options outstanding on the date of this Agreement in accordance with the terms of the applicable Company Equity Plan and the underlying grant, award or similar agreement as in effect on the date of this Agreement;
(vi)   other than pursuant to Contracts to which the Company is a party that are in effect as of the date of this Agreement, transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any of its material assets, properties, licenses, operations, rights, product lines, businesses or interests therein, except for (A) sales, mortgages, or other dispositions in the ordinary course of business consistent with past practice and (B) sales, leases, licenses or other dispositions of assets with a fair market value not in excess of $200,000 in the aggregate;
(vii)   transfer, sell, license or grant any other right under, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any of its material Intellectual Property Rights, except for non-exclusive licenses granted to customers or third-party service providers in the ordinary course of business;
(viii)   incur, create or assume any Indebtedness other than ordinary course trade payables;
(ix)   other than in the ordinary course of business consistent with past practice, amend, modify, cancel, or waive any debts or claims held by it;

(x)   (A) fail to make or authorize any budgeted capital expenditures or (B) make or authorize any unbudgeted capital expenditures, in each case in excess of $1,000,000 in the aggregate;
(xi)   make (A) any loans, advances or capital contributions to, or guarantees for the benefit of, any Person or (B) any investments in any Person in excess of $1,000,000, individually or in the aggregate, in each case other than (x) intercompany loans or capital contributions between the Company and any of its wholly-owned Subsidiaries and (y) the reimbursement of expenses of employees in the ordinary course of business;
(xii)   except (x) as required under the terms of any Employee Benefit Plan of any Group Company as in effect on the date of this Agreement that is set forth on Section 4.11(a) of the Company Disclosure Schedules, or (y) as required by applicable Law, (A) amend, modify, adopt, enter into or terminate any Employee Benefit Plan or any benefit or compensation plan, policy, program or Contract that would be an Employee Benefit Plan if in effect as of the date of this Agreement, (B) increase the compensation or benefits payable to any current or former director, manager, officer, employee, or Contingent Worker of any Group Company earning annual cash compensation in excess of $150,000, or increase the aggregate annual cash compensation or benefits payable to any other current or former director, manager, officer, employee, or Contingent Worker of any Group Company to be greater than $150,000, other than (1) the payment of annual bonuses for completed periods based on actual performance in the ordinary course of business consistent with past practice, and (2) for employees who are not officers, annual, year-end increases in annual salary or wage rate in the ordinary course of business consistent with past practice that do not exceed 7.5% individually or in the aggregate, (C) accelerate any payment, right to payment, or benefit, or the funding of any payment, right to payment or benefit, payable or to become payable to any current or former director, manager, officer, employee, or Contingent Worker of any Group Company, (D) waive or release any noncompetition, non-solicitation, no-hire, nondisclosure or other restrictive covenant obligation of any current or former director, manager or officer of any Group Company, (E) grant any new awards under any Employee Benefit Plan, or pay any special bonus or special remuneration to any director, manager, officer, employee or Contingent Worker of any Group Company, (F) hire or terminate or furlough the employment of any director, officer or management level or key employee of any Group Company, (G) enter into a settlement agreement with any current or former director, manager or officer of any Group Company or (H) become a party to, establish, adopt or commence participation in any collective bargaining agreement or any other agreement with a union or similar organization;
(xiii)   make, change or revoke any material election concerning Taxes, enter into any material Tax closing agreement, settle any material Tax claim or assessment, file any amended material Tax Returns or consent to any extension or waiver of the limitation period applicable to or relating to any material Tax claim or assessment;
(xiv)   enter into any settlement, conciliation or similar Contract the performance of which would involve any payment by the Group Companies or that imposes, or by its terms will impose at any point in the future, any material, non-monetary obligations on any Group Company (or DHHC or any of its Affiliates after the Closing);
(xv)   authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction involving any Group Company or otherwise enter into any agreements or arrangements imposing material changes or restrictions on its assets, operations or businesses;
(xvi)   change any Group Company’s methods of accounting, other than changes that are made in accordance with PCAOB standards or required by changes in applicable Law or GAAP;
(xvii)   enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement;
(xviii)   make any Change of Control Payment;

(xix)   (A) amend, modify or terminate any Material Contract (excluding, for the avoidance of doubt, any expiration or automatic extension or renewal of any such Material Contract pursuant to its terms); (B) waive any material benefit or right under any Material Contract or (C) enter into any Contract that would constitute a Material Contract as defined in clauses (i), (ii), (v), (viii), (ix), (xv), (xvi), (xix), (xxi), (xxiv), (xxv) or (xxvi) of Section 4.7(a) or that would have to be disclosed on Schedule 4.21 of the Company Disclosure Schedules;
(xx)   fail to pay or satisfy when due any material account payable or other material Liability, other than in the ordinary course of business consistent with past practice or any such Liability that is being contested in good faith by the Company;
(xxi)   fail to keep current and in full force and effect, or to comply in all material respects with the requirements of, any Material Permit;
(xxii)   create or incur any Lien (other than Permitted Liens) that is not incurred in the ordinary course of business consistent with past practice on any of its assets;
(xxiii)   enter into any new material line of business or operations, or discontinue any material line of business or any material business operations;
(xxiv)   enter into any Contract or any other binding commitment to take, or cause to be taken, any of the actions set forth in this Section 6.1; or
(xxv)   agree, authorize or commit to do any of the foregoing.
Notwithstanding anything in this Section 6.1 or this Agreement to the contrary, (a) nothing set forth in this Agreement shall give DHHC, directly or indirectly, the right to control or direct the operations of the Group Companies prior to the Closing, (b) any action taken, or omitted to be taken, by any Group Company to the extent such act or omission is reasonably determined by the Company, based on the advice of outside legal counsel, to be necessary to comply with applicable Law or Pandemic Measures (which shall in no event be deemed to constitute a breach of this Section 6.1) and (c) any action taken, or omitted to be taken, by any Group Company to the extent that the Company Board reasonably determines that such act or omission is necessary in response to COVID-19 to maintain and preserve in all material respects the business organization, assets, properties and material business relations of the Group Companies, taken as a whole, shall not be deemed to constitute a breach of Section 6.1; provided, however, (i) in the case of each of clause (b) and (c), the Company shall give DHHC prior written notice of any such act or omission to the extent reasonably practicable, which notice shall describe in reasonable detail the act or omission and the reason(s) that such act or omission is being taken, or omitted to be taken, pursuant to clause (b) or (c) and, in the event that it is not reasonably practicable for the Company to give the prior written notice described in this clause (i), the Company shall instead give such written notice to DHHC promptly after such act or omission and (ii) in no event shall clause (b) or (c) be applicable to any act or omission of the type described in Section 6.1(b)(i), Section 6.1(b)(ii), Section 6.1(b)(iii), Section 6.1(b)(iv), Section 6.1(b)(v), Section 6.1(b)(ix), Section 6.1(b)(xiii), Section 6.1(b)(xviii) or Section 6.1(b)(xxiv) (to the extent related to any of the foregoing).
Section 6.2   Efforts to Consummate; Litigation.
(a)   Subject to the terms and conditions herein provided, each of the Parties shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary or advisable to consummate and make effective as promptly as reasonably practicable the transactions contemplated by this Agreement (including (i) the satisfaction, but not waiver, of the closing conditions set forth in Article 7 and, in the case of any Ancillary Document to which such Party will be a party after the date of this Agreement, to execute and deliver such Ancillary Document when required pursuant to this Agreement and (ii) the Company taking all actions necessary or advisable to cause the agreements set forth on Section 6.2(a) of the Company Disclosure Schedule to be terminated effective as of the Closing without any further obligations or liabilities to the Company or any of its Affiliates (including the other Group Companies and, from and after the Effective Time, DHHC)) and not to take any action after the date of this Agreement that would reasonably be expected to prevent, materially delay, or materially impair the consummation of the transactions contemplated by this Agreement; provided that nothing in this Agreement shall be construed to require the DHHC Parties or any of their Representatives to amend any of their organizational documents, or seek the approval of any such amendment, including with respect to the date on which DHHC must offer to redeem all of the common stock of DHHC issued in connection with DHHC’s initial public offering if it is unable to complete its initial business combination by January 28, 2023.
(b)   Without limiting the generality of the foregoing, each of the Parties shall use reasonable best efforts to obtain, file with or deliver to, as applicable, any Consents of any Governmental Entities or other Persons necessary, proper or advisable to consummate the transactions contemplated by this Agreement or the Ancillary Documents. The Company shall bear the costs incurred in connection with obtaining such Consents; provided, however, that each Party shall bear its out-of-pocket costs and expenses in connection with the preparation of any such Consents. DHHC shall promptly inform the Company of any communication between any DHHC Party, on the one hand, and any Governmental Entity, on the other hand, and the Company shall promptly inform DHHC of any communication between the Company, on the one hand, and any Governmental Entity, on the other hand, in either case, regarding any of the transactions contemplated by this Agreement or any Ancillary Document. Subject to the terms of the Confidentiality Agreement, the Parties shall provide each other with copies of all material correspondence, filings or communications, including any documents, information and data contained therewith, between them or any of their Representatives, on the one hand, and any Governmental Entity, on the other hand, with respect to this Agreement and the transactions contemplated hereby. No Party shall agree to any of the foregoing measures with respect to any other Party or any of its Affiliates, except with DHHC’s and the Company’s prior written consent.
(c)   From and after the date of this Agreement until the earlier of the Closing or termination of this Agreement in accordance with its terms, the DHHC Parties, on the one hand, and the Company, on the other hand, shall give the Company (in the case of any DHHC Party) or DHHC (in the case of the Company), and their respective counsels, a reasonable opportunity to review in advance, and consider in good faith the views of the other in connection with, any proposed written communication to any Governmental Entity relating to the transactions contemplated by this Agreement or the Ancillary Documents. Each of the Parties agrees not to participate in any substantive meeting or discussion, either in person or by telephone with any Governmental Entity in connection with the transactions contemplated by this Agreement unless it consults with, in the case of any DHHC Party, the Company, or, in the case of the Company, DHHC in advance and, to the extent not prohibited by such Governmental Entity, gives, in the case of any DHHC Party, the Company, or, in the case of the Company, DHHC, the opportunity to attend and participate in such meeting or discussion.
(d)   Notwithstanding anything to the contrary in the Agreement, in the event that this Section 6.2 conflicts with any other covenant or agreement in this Article 6 that is intended to specifically address any subject matter, then such other covenant or agreement shall govern and control solely to the extent of such conflict.
(e)   From and after the date of this Agreement until the earlier of the Closing or termination of this Agreement in accordance with its terms, DHHC, on the one hand, and the Company, on the other hand, shall each notify the other in writing promptly after learning of any stockholder demands or other stockholder Proceedings (including derivative claims) relating to this Agreement, any Ancillary Document or any matters relating thereto (collectively, the “Transaction Litigation”) commenced against, in the case of DHHC, any of the DHHC Parties or any of their respective Representatives (in their capacity as a representative of a DHHC Party) or, in the case of the Company, any Group Company or any of their respective Representatives (in their capacity as a representative of a Group Company). DHHC and the Company shall each (i) keep the other reasonably informed regarding any Transaction Litigation (to the extent such action would not jeopardize an attorney-client privilege or the attorney work product doctrine), (ii) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation, (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation and (iv) reasonably cooperate with the other, including with respect to the defense, settlement and compromise of any such Transaction Litigation; it being understood that DHHC shall in any event control the defense and settlement of any Transaction Litigation related to the DHHC Parties.

Section 6.3   Confidentiality and Access to Information.
(a)   The Parties hereby acknowledge and agree that the information being provided in connection with this Agreement and the consummation of the transactions contemplated hereby is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference. Notwithstanding the foregoing or anything to the contrary in this Agreement, in the event that this Section 6.3(a) or the Confidentiality Agreement conflicts with any other covenant or agreement contained herein or any Ancillary Document that contemplates the disclosure, use or provision of information or otherwise, then such other covenant or agreement contained herein shall govern and control to the extent of such conflict.
(b)   From and after the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, upon reasonable advance written notice, the Company shall provide, or cause to be provided, to DHHC and its Representatives during normal business hours reasonable access to the directors, officers, employees, agents, contracts, books and records of the Group Companies (including, to the extent necessary, the work papers of the Company’s independent accountants upon receipt of any required consents from such accountants) as well as the Group Companies’ properties, offices and other facilities (in a manner so as to not interfere with the normal business operations of the Group Companies); provided, that no investigation pursuant to this Section 6.3(b) shall affect or be deemed to modify any representation made by the Company in Article 4. Notwithstanding the foregoing, none of the Group Companies shall be required to provide to DHHC or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which any Group Company is subject, including any Privacy Law, (B) result in the disclosure of any trade secrets of third parties in breach of any Contract with such third party, (C) violate any legally-binding obligation of any Group Company with respect to confidentiality, non-disclosure or privacy, if such Group Company shall have used commercially reasonable efforts (without payment of any consideration, fees or expenses) to obtain the consent of such third party to such inspection or disclosure or (D) jeopardize protections afforded to any Group Company under the attorney-client privilege or the attorney work product doctrine (provided that, in case of each of clauses (A) through (D), the Company shall, and shall cause the other Group Companies to, use commercially reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law), or (ii) if any Group Company, on the one hand, and any DHHC Party, any DHHC Non-Party Affiliate or any of their respective Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided, that, the Company shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis.
(c)   From and after the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, upon reasonable advance written notice, DHHC shall provide, or cause to be provided, to the Company and its Representatives during normal business hours reasonable access to the directors, officers, employees, agents, contracts, books and records of the DHHC Parties (including, to the extent necessary, the work papers of DHHC’s independent accountants upon receipt of any required consents from such accountants) as well as the DHHC Parties’ properties, offices and other facilities (in a manner so as to not interfere with the normal business operations of the DHHC Parties); provided, that no investigation pursuant to this Section 6.3(c) shall affect or be deemed to modify any representation made by the DHHC Parties in Article 5. Notwithstanding the foregoing, DHHC shall not be required to provide, or cause to be provided to, the Company or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which any DHHC Party is subject, including any Privacy Law, (B) result in the disclosure of any trade secrets of third parties in breach of any Contract with such third party, (C) violate any legally-binding obligation of any DHHC Party with respect to confidentiality, non-disclosure or privacy if such DHHC Party shall have used commercially reasonable efforts (without payment of any consideration, fees or expenses) to obtain the consent of such third party to such inspection or disclosure or (D) jeopardize protections afforded to any DHHC Party under the attorney-client privilege or the attorney work product doctrine (provided that, in case of each of clauses (A) through (D), DHHC shall use, and shall cause the other DHHC Parties to use, commercially reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law), or (ii) if a DHHC Party, on the one hand, and any Group Company, any Company Non-Party Affiliate or any of their respective Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided that DHHC shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis.
Section 6.4   Public Announcements.
(a)   Subject to Section 6.4(b), Section 6.6(b) and Section 6.7, none of the Parties or any of their respective Representatives shall issue any press releases or make any public announcements with respect to this Agreement or the transactions contemplated hereby without the prior written consent of, prior to the Closing, the Company and DHHC or, after the Closing, DHHC; provided, however, that each Party may make any such announcement or other communication (i) if such announcement or other communication is required by applicable Law, in which case, to the extent required under applicable Law, (A) prior to the Closing, the disclosing Party and its Representatives shall use reasonable best efforts to consult with the Company, if the disclosing party is any DHHC Party, or DHHC, if the disclosing party is the Company, to review such announcement or communication and the opportunity to comment thereon and the disclosing Party shall consider such comments in good faith, or (B) after the Closing, the disclosing Party and its Representatives shall use reasonable best efforts to consult with DHHC and the disclosing Party shall consider such comments in good faith, (ii) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 6.4 and (iii) to Governmental Entities in connection with any Consents required to be obtained pursuant to Section 6.4(b).
(b)   The initial press release concerning this Agreement and the transactions contemplated hereby shall be a joint press release in the form agreed by the Company and DHHC prior to the execution of this Agreement and such initial press release (the “Signing Press Release”) shall be released as promptly as reasonably practicable after the execution of this Agreement on the day thereof. Promptly after the execution of this Agreement (but in any event within four (4) Business Days after such execution), DHHC shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by, and in compliance with, the Securities Laws, which the Company shall have the opportunity to review and comment upon prior to filing and DHHC shall consider such comments in good faith. The Company, on the one hand, and DHHC, on the other hand, shall mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company or DHHC, as applicable) a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”) prior to the Closing, and, on the Closing Date, the Parties shall cause the Closing Press Release to be released. Promptly after the Closing (but in any event within four (4) Business Days after the Closing), DHHC shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Securities Laws. In connection with the preparation of each of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing, each Party shall, upon written request by any other Party, furnish such other Party with all information concerning itself, its directors, officers and equityholders, and such other matters as may be reasonably necessary for such press release or filing.
Section 6.5   Tax Matters.
(a)   Tax Treatment.
(i)   The Parties intend that, for United States federal income tax purposes, the Merger shall be treated as a transaction that qualifies as a “reorganization” within the meaning of Section 368 of the Code, and each Party shall, and shall cause its respective Affiliates to, use reasonable best efforts to so qualify. The Parties shall file all Tax Returns consistent with, and take no position inconsistent with (whether in audits, Tax Returns or otherwise), the treatment described in this

Section 6.5(a)(i) unless required to do so pursuant to a “determination” that is final within the meaning of Section 1313(a) of the Code.
(ii)   DHHC and the Company hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a). From the date hereof through the Closing, and following the Closing, the Parties shall not, and shall not permit or cause their respective Affiliates to, take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or would reasonably be expected to prevent or impede the Merger qualifying for the Intended Tax Treatment.
(b)   Tax Matters Cooperation.   Each of the Parties shall (and shall cause their respective Affiliates to) cooperate fully, as and to the extent reasonably requested by another Party, in connection with the filing of relevant Tax Returns, and any audit or tax proceeding. Such cooperation shall include the retention and (upon the other Party’s request) the provision (with the right to make copies) of records and information reasonably relevant to any tax proceeding or audit, making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.
Section 6.6   Exclusive Dealing.
(a)   From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall not, and shall cause the other Group Companies and its and their respective Representatives not to, directly or indirectly: (i) solicit, initiate, knowingly encourage (including by means of furnishing or disclosing information), knowingly facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to a Company Acquisition Proposal; (ii) furnish or disclose any non-public information to any Person in connection with, or that would reasonably be expected to lead to, a Company Acquisition Proposal; (iii) enter into any Contract or other arrangement or understanding regarding a Company Acquisition Proposal; (iv) other than in connection with the transactions contemplated pursuant to this Agreement, prepare or take any steps in connection with a public offering of any Equity Securities of any Group Company (or any Affiliate or successor of any Group Company); or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing. The Company agrees to (A) notify DHHC promptly upon receipt of any Company Acquisition Proposal by any Group Company, and to describe the material terms and conditions of any such Company Acquisition Proposal in reasonable detail (including the identity of the Persons making such Company Acquisition Proposal) and (B) keep DHHC reasonably informed on a current basis of any modifications to such offer or information. The Company shall immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons (other than DHHC) conducted prior to or as of the date hereof by the Company or any of its Subsidiaries, and will cause the other Group Companies and its and their respective Representatives to cease and cause to be terminated any and all existing activities, discussions or negotiations, that would reasonably be expected to lead to a Company Acquisition Proposal or the matters described in clause (iv) hereof, and shall, as promptly as practicable, terminate access by each such Person and its Representatives to any online or other data rooms containing any non-public information in respect of the Company or any of its Subsidiaries for the purpose of permitting such Persons to evaluate a potential Company Acquisition Proposal. For clarity, any actions taken by any of the Representatives of the Group Companies that are inconsistent with this Section 6.6(a) will be deemed to be a breach of this Section 6.6(a) by the Group Companies.
(b)   From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the DHHC Parties shall not, and each of them shall cause their Representatives not to, directly or indirectly: (i) solicit, initiate, knowingly encourage (including by means of furnishing or disclosing information), knowingly facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to a DHHC Acquisition Proposal; (ii) furnish or disclose any non-public information to any Person in connection with, or that would reasonably be expected to lead to, a DHHC Acquisition Proposal; (iii) enter into any Contract or other arrangement or understanding regarding a DHHC Acquisition Proposal; (iv) other than in connection with the transactions contemplated pursuant to this Agreement, prepare or take any steps in connection with an offering of any securities of any DHHC Party (or any Affiliate or successor of any DHHC Party); or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing. DHHC agrees to (A) notify the Company promptly upon receipt of any DHHC Acquisition Proposal by any DHHC Party, and to describe the material terms and conditions of any such DHHC Acquisition Proposal in reasonable detail (including the identity of any person or entity making such DHHC Acquisition Proposal) and (B) keep the Company reasonably informed on a current basis of any modifications to such offer or information. For clarity, any actions taken by any of the Representatives of DHHC that are inconsistent with this Section 6.6(b) will be deemed to be a breach of this Section 6.6(b) by DHHC. DHHC shall immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons (other than with the Group Companies) conducted prior to or as of the date hereof by any of the DHHC Parties, and will cause its Representatives to cease and cause to be terminated any and all existing activities, discussions or negotiations, that would reasonably be expected to lead to a DHHC Acquisition Proposal or the matters described in clause (iv) hereof, and shall, as promptly as practicable, terminate access by each such Person and its Representatives to any online or other data rooms containing any non-public information in respect of DHHC or any of its Subsidiaries for the purpose of permitting such Persons to evaluate a potential DHHC Acquisition Proposal. For the avoidance of doubt, nothing in this Agreement shall restrict any of the Representatives of the DHHC Parties in any way with respect to the pursuit of any business combination, merger, acquisition, investment or similar transaction that would not constitute a DHHC Acquisition Proposal.
(c)   Preparation of Registration Statement / Proxy Statement.   As promptly as reasonably practicable following the date of this Agreement, DHHC and the Company shall prepare and mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either DHHC or the Company, as applicable), and DHHC shall file with the SEC, the Registration Statement / Proxy Statement (it being understood that the Registration Statement / Proxy Statement shall include a proxy statement / prospectus of DHHC which will be included therein as a prospectus, in connection with the registration under the Securities Act of the DHHC Class A Shares to be issued in the Merger and which will be used as a proxy statement for the DHHC Stockholders Meeting to be held to consider the adoption and approval of the Transaction Proposals in accordance with DHHC’s Governing Documents and applicable Law, including any applicable rules and regulations of the SEC and Nasdaq). Each of DHHC and the Company shall use its reasonable best efforts to (a) cause the Registration Statement / Proxy Statement to comply in all material respects with the Federal Securities Laws applicable thereto (including, with respect to the Group Companies, the provision of financial statements of, and any other information with respect to, the Group Companies for all periods, and in the form, required to be included in the Registration Statement / Proxy Statement under Securities Laws (after giving effect to any waivers received) or in response to any comments from the SEC); (b) promptly notify the others of, reasonably cooperate with each other with respect to and respond promptly to any comments of the SEC or its staff; (c) have the Registration Statement / Proxy Statement declared effective under the Securities Act as promptly as reasonably practicable after it is filed with the SEC; and (d) keep the Registration Statement / Proxy Statement effective through the Closing in order to permit the consummation of the transactions contemplated by this Agreement. DHHC, on the one hand, and the Company, on the other hand, shall promptly furnish, or cause to be furnished, to the other all information concerning such Party, its Non-Party Affiliates and their respective Representatives that may be required or reasonably requested in connection with any action contemplated by this Section 6.6(c) or for inclusion in any other statement, filing, notice or application made by or on behalf of DHHC to the SEC or Nasdaq in connection with the transactions contemplated by this Agreement or the Ancillary Documents. If any Party becomes aware of any information that should be disclosed in an amendment or supplement to the Registration Statement / Proxy Statement, then (i) such Party shall promptly inform, in the case of any DHHC Party, the Company, or, in the case of the Company, DHHC, thereof; (ii) such Party shall prepare and mutually agree upon with, in the case of DHHC, the Company, or, in the case of the Company, DHHC (in either case, such agreement not to be unreasonably withheld, conditioned or delayed), an amendment or supplement to the Registration Statement / Proxy Statement; (iii) DHHC shall file such mutually agreed upon amendment or supplement with the SEC; and (iv) the Parties shall reasonably cooperate, if appropriate, in mailing such amendment or supplement to the Pre-Closing DHHC Holders. DHHC shall as promptly as reasonably practicable advise the Company of the time of effectiveness of the Registration Statement / Proxy Statement, the issuance of any stop order relating thereto or the suspension of the qualification of DHHC Class A Shares for offering or sale in any jurisdiction, and DHHC and the Company shall each use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of the Parties shall use reasonable best efforts to ensure that none of the information related to it or any of its Non-Party Affiliates or its or their respective Representatives, supplied by or on its behalf for inclusion or incorporation by reference in the Registration Statement / Proxy Statement will, at the time the Registration Statement / Proxy Statement is initially filed with the SEC, at each time at which it is amended, at the time it becomes effective under the Securities Act, at the time of the DHHC Stockholders Meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.
Section 6.7   DHHC Stockholder Approval.   As promptly as reasonably practicable following the time at which the Registration Statement / Proxy Statement is declared effective under the Securities Act, DHHC shall (a) establish the record date for, duly call, give notice of and (b) use reasonable best efforts to duly convene and hold, a meeting of its stockholders (the “DHHC Stockholders Meeting”) in accordance with the Governing Documents of DHHC, for the purposes of obtaining the DHHC Stockholder Approval and providing holders of DHHC Class A Shares with the opportunity to elect to effect a DHHC Stockholder Redemption. DHHC shall, through the unanimous approval of its board of directors, subject to the last sentence of this Section 6.7, recommend to its stockholders (the “DHHC Board Recommendation”): (i) the adoption and approval of this Agreement and the transactions contemplated hereby (including the Merger); (ii) the approval of the issuance of DHHC Class A Shares and New DHHC Class B Shares in connection with the transactions contemplated by this Agreement (including the Per Share Upfront Consideration pursuant to Section 2.2(f) and the Earn Out Shares pursuant to Section 3.1) as required by Nasdaq listing requirements; (iii) the approval of the DHHC A&R Certificate of Incorporation; (iv) the approval of the DHHC Incentive Equity Plan; (v) the election of directors effective as of the Closing as contemplated by Section 6.15(a) and Section 6.15(b); (vi) the adoption and approval of each other proposal that either the SEC or Nasdaq (or the respective staff members thereof) indicates is necessary in its comments to the Registration Statement / Proxy Statement or in correspondence related thereto (such proposals in (i) through (vi) together, the “Required Transaction Proposals”); (vii) the adoption and approval of each other proposal reasonably determined by DHHC as necessary or appropriate in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents; and (viii) the adoption and approval of a proposal for the adjournment of the DHHC Stockholders Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in (i) through (viii) together, the “Transaction Proposals”); provided, that DHHC may postpone or adjourn the DHHC Stockholders Meeting (A) to solicit additional proxies for the purpose of obtaining the DHHC Stockholder Approval, (B) due to the absence of a quorum, or (C) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosures that DHHC has determined, based on the advice of outside legal counsel, is required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Pre-Closing DHHC Holders prior to the DHHC Stockholders Meeting; provided that, without the consent of the Company, in no event shall DHHC adjourn the DHHC Stockholders Meeting for more than fifteen (15) Business Days later than the most recently adjourned meeting or to a date that is beyond the Termination Date. Subject to the last sentence of this Section 6.7, the DHHC Board Recommendation shall be included in the Registration Statement / Proxy Statement and DHHC covenants that none of the DHHC Board, DHHC or any committee of the DHHC Board shall withdraw or modify, or propose publicly or by formal action of the DHHC Board, any committee of the DHHC Board or DHHC to withdraw or modify, in a manner adverse to the Company, the DHHC Board Recommendation. Notwithstanding any of the foregoing, if the DHHC Board, after consultation with its legal counsel, determines in good faith that failure to withdraw or modify the DHHC Board Recommendation would be inconsistent with the DHHC Board’s fiduciary duties to its stockholders under applicable Law, then the DHHC Board may withdraw or modify the DHHC Board Recommendation (any such action, a “Change in Recommendation”) so long as DHHC provides the Company with at least 48 hours’ advance written notice of such withdrawal or modification; provided, that any such Change in Recommendation shall not affect DHHC’s obligations under this Section 6.7 to call and give notice of, use reasonable best efforts to convene and hold, the DHHC Stockholders Meeting and submit for the approval of the stockholders of DHHC the Transaction Proposals.
Section 6.8   Merger Sub Stockholder Approval.   As promptly as reasonably practicable (and in any event within one (1) Business Day) following the date of this Agreement, DHHC, as the sole stockholder of Merger Sub, will approve and adopt this Agreement, the Ancillary Documents to which Merger Sub is or will be a party and the transactions contemplated hereby and thereby (including the Merger).
Section 6.9   Conduct of Business of DHHC.   From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, DHHC shall not, and shall cause its Subsidiaries not to, as applicable, except as expressly contemplated by this Agreement or any Ancillary Document, as required by applicable Law, as set forth on Section 6.9 of the DHHC Disclosure Schedules or as consented to in writing by the Company (it being agreed that any request for consent shall not be unreasonably withheld, conditioned or delayed), do any of the following:
(a)   adopt any amendments, supplements, restatements or modifications to the Trust Agreement or the Governing Documents of any DHHC Party or any of its Subsidiaries;
(b)   declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any Equity Securities of DHHC or any of its Subsidiaries, or repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any outstanding Equity Securities of DHHC or any of its Subsidiaries, as applicable, or enter into any agreement with respect to the voting of its capital stock;
(c)   reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock;
(d)   incur, create or assume, or agree to incur, create, or assume, any Indebtedness, except (x) in the ordinary course of business consistent with past practice or (y) Indebtedness owed to the Sponsor or an Affiliate thereof or certain of DHHC’s officers and directors to finance the DHHC Expenses; provided, however, that (i) DHHC shall be permitted to incur Indebtedness in order to fund the capital requirements of DHHC, to the extent such Indebtedness is to be repaid at Closing, and (ii) other than with respect to Indebtedness described in the foregoing clause (i), DHHC shall keep the Company reasonably informed as to discussions and negotiations with each counterparty and provide drafts of all related documentation to the Company and its counsel for review, and shall have obtained the prior consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed) in writing of the rates, terms, and costs thereof prior to incurring, creating, assuming, or agreeing to incur, create, or assume, such Indebtedness ;
(e)   make any loans or advances to, or capital contributions in, any other Person, other than to, or in, DHHC or any of its Subsidiaries;
(f)   issue or agree to issue any Equity Securities of DHHC or any of its Subsidiaries or grant or agree to grant any additional options, warrants or stock appreciation rights with respect to Equity Securities of DHHC or any of its Subsidiaries, except to the extent agreed to in writing by the Company prior to such issuance, grant, or agreement to issue or grant;
(g)   enter into, renew, modify or revise any DHHC Related Party Transaction (or any Contract or agreement that if entered into prior to the execution and delivery of this Agreement would be a DHHC Related Party Transaction);
(h)   engage in any activities or business, other than activities or business (i) in connection with or incident or related to such Person’s incorporation or continuing corporate existence, (ii) directed toward the accomplishment of a business combination, including those incident or related to or incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby or (iii) those that are administrative, ministerial or otherwise immaterial in nature;

(i)   make (inconsistent with past practice), change or revoke any material election concerning Taxes, enter into any material Tax closing agreement, settle any material Tax claim or assessment, or consent to any extension or waiver of the limitation period applicable to or relating to any material Tax claim or assessment, other than any such extension or waiver that is obtained in the ordinary course of business;
(j)   authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction or otherwise enter into any agreements or arrangements imposing material changes or restrictions on its assets, operations or businesses;
(k)   enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement;
(l)   change its methods of accounting in any material respect, other than changes that are made in accordance with PCAOB standards or required by changes in applicable Law or GAAP;
(m)   create any new Subsidiary;
(n)   enter into any Contract or other binding commitment to take, or cause to be taken, any of the actions set forth in this Section 6.9.
Notwithstanding anything in this Section 6.9 or this Agreement to the contrary, (i) nothing set forth in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of any DHHC Party and (ii) nothing set forth in this Agreement shall prohibit, or otherwise restrict the ability of, any DHHC Party from using the funds held by DHHC outside the Trust Account to pay any DHHC Expenses or from otherwise distributing or paying over any funds held by DHHC outside the Trust Account to the Sponsor or any of its Affiliates, in each case, prior to the Closing.
Section 6.10   Nasdaq Listing.   DHHC shall use its reasonable best efforts to cause the DHHC Class A Shares issuable in accordance with this Agreement, including the Merger, to be approved for listing on Nasdaq (and the Company shall reasonably cooperate in connection therewith), subject to official notice of issuance, in each case, as promptly as reasonably practicable after the date of this Agreement, and in any event prior to the Effective Time.
Section 6.11   Trust Account.   Upon satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article 7 and provision of notice thereof to the Trustee, (a) at the Closing, DHHC shall (i) cause the documents, certificates and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered, and (ii) make all appropriate arrangements to cause the Trustee to (A) pay as and when due all amounts, if any, payable to the holders of DHHC Class A Shares pursuant to the DHHC Stockholder Redemption, (B) pay the amounts due to the underwriters of DHHC’s initial public offering for their deferred underwriting commissions as set forth in the Trust Agreement and (C) immediately thereafter, pay all remaining amounts then available in the Trust Account to DHHC in accordance with the Trust Agreement, and (b) thereafter, the Trust Account shall terminate, except as otherwise provided in the Trust Agreement.
Section 6.12   Company Stockholder Approval.   As promptly as reasonably practicable (and in any event within one (1) Business Day) following the date of this Agreement (the “Company Stockholder Written Consent Deadline”), the Company shall obtain and deliver to DHHC a true and correct copy of a written consent (in form and substance as reasonably agreed by DHHC and the Company) approving and adopting this Agreement, the Ancillary Documents to which the Company is or will be a party, the transactions contemplated hereby (including the Merger and the Pre-Closing Recapitalization) and the amendment and restatement of the Company’s Governing Documents in connection with the Pre-Closing Recapitalization that is duly executed by the Company Stockholders that hold at least the requisite number of issued and outstanding Company Shares required to approve and adopt such matters in accordance with the SCBCA and the Company’s Governing Documents (the “Company Stockholder Written Consent”). The Company, through its board of directors, shall recommend to the holders of Company Shares the approval and adoption of this Agreement, the Ancillary Documents to which the Company is or will be a party, the transactions contemplated hereby and thereby (including the Merger and the Pre-closing Recapitalization) and the amendment and restatement of the Company’s Governing Documents in connection with the Pre-Closing Recapitalization.
Section 6.13   DHHC Indemnification; Directors’ and Officers’ Insurance.
(a)   Each Party agrees that (i) all rights to indemnification, advancement or exculpation now existing in favor of the directors and officers of each DHHC Party, as provided in the applicable DHHC Party’s Governing Documents or otherwise in effect as of immediately prior to the Effective Time, in either case, solely with respect to any matters occurring on or prior to the Effective Time shall survive the transactions contemplated by this Agreement and shall continue in full force and effect from and after the Effective Time for a period of six (6) years and (ii) DHHC will perform and discharge, or cause to be performed and discharged, all obligations to provide such indemnity, advancement and exculpation during such six (6)-year period. To the maximum extent permitted by applicable Law, during such six (6)-year period, DHHC shall advance, or cause to be advanced, expenses reasonably incurred in connection with such indemnification as provided in the applicable DHHC Party’s Governing Documents or other applicable agreements as in effect immediately prior to the Effective Time. The indemnification, advancement and liability limitation or exculpation provisions of the DHHC Parties’ Governing Documents shall not, during such six (6)-year period, be amended, repealed or otherwise modified after the Effective Time in any manner that would materially and adversely affect the rights thereunder of individuals who, as of immediately prior to the Effective Time, or at any time prior to such time, were directors or officers of any DHHC Party (the “DHHC D&O Persons”) entitled to be so indemnified, have their liability limited or be exculpated with respect to any matters occurring on or prior to the Effective Time and relating to the fact that such DHHC D&O Person was a director or officer of any DHHC Party immediately prior to the Effective Time, unless such amendment, repeal or other modification is required by applicable Law.
(b)   The obligations of DHHC under this Section 6.13 to any DHHC D&O Person shall be reduced to the extent a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such DHHC D&O Person in the manner contemplated hereby is prohibited by applicable Law.
(c)   For a period of six (6) years after the Effective Time, DHHC shall maintain, without any lapses in coverage, directors’ and officers’ liability insurance for the benefit of those Persons who are currently covered by any comparable insurance policies of the DHHC Parties as of the date of this Agreement with respect to matters occurring on or prior to the Effective Time. Such insurance policies shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the insured than) the coverage provided under DHHC’s directors’ and officers’ liability insurance policies as of the date of this Agreement. The DHHC Parties may discharge the foregoing obligation by purchasing, at or prior to the Closing, a “tail” policy providing directors’ and officers’ liability insurance coverage for a period of six (6) years after the Effective Time for the benefit of those Persons who are currently covered by any comparable insurance policies of the DHHC Parties as of the date of this Agreement with respect to matters occurring on or prior to the Effective Time and DHHC shall maintain, or cause to be maintained, in effect for a period of six (6) years after the Effective Time, without lapses in coverage. Such “tail” policy shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the insureds than) the coverage provided under the DHHC Parties’ directors’ and officers’ liability insurance policies as of the date of this Agreement.
(d)   If DHHC or any of its successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of DHHC shall assume all of the obligations set forth in this Section 6.13.
(e)   The DHHC D&O Persons entitled to the indemnification, liability limitation, exculpation and insurance set forth in this Section 6.13 are intended to be third-party beneficiaries of this Section 6.13.

This Section 6.13 shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of DHHC.
Section 6.14   Company Indemnification; Directors’ and Officers’ Insurance.
(a)   Each Party agrees that (i) all rights to indemnification, advancement or exculpation now existing in favor of the directors and officers of the Group Companies, as provided in the Group Companies’ Governing Documents or otherwise in effect as of immediately prior to the Effective Time, in either case, solely with respect to any matters occurring on or prior to the Effective Time, shall survive the transactions contemplated by this Agreement and shall continue in full force and effect from and after the Effective Time for a period of six (6) years and (ii) DHHC will cause the applicable Group Companies to perform and discharge all obligations to provide such indemnity, advancement and exculpation during such six (6)-year period. To the maximum extent permitted by applicable Law, during such six (6)-year period, DHHC shall cause the applicable Group Companies to advance expenses reasonably incurred in connection with such indemnification as provided in the Group Companies’ Governing Documents or other applicable agreements in effect as of immediately prior to the Effective Time. The indemnification, advancement and liability limitation or exculpation provisions of the Group Companies’ Governing Documents shall not, during such six (6)-year period, be amended, repealed or otherwise modified after the Effective Time in any manner that would materially and adversely affect the rights thereunder of individuals who, as of the Effective Time or at any time prior to the Effective Time, were directors or officers of the Group Companies (the “Company D&O Persons”) entitled to be so indemnified, have their liability limited or be exculpated with respect to any matters occurring prior to Closing and relating to the fact that such Company D&O Person was a director or officer of any Group Company prior to the Effective Time, unless such amendment, repeal or other modification is required by applicable Law.
(b)   The obligations of DHHC and the Group Companies under this Section 6.14 to any Company D&O Person shall be reduced to the extent a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such Company D&O Person in the manner contemplated hereby is prohibited by applicable Law.
(c)   Each Party acknowledges that the Company does not maintain a directors’ and officers’ liability insurance policy, and will not purchase a “tail” policy.
(d)   If DHHC or any of its successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of DHHC shall assume all of the obligations set forth in this Section 6.14.
(e)   The Company D&O Persons entitled to the indemnification, liability limitation, exculpation and insurance set forth in this Section 6.14 are intended to be third-party beneficiaries of this Section 6.14. This Section 6.14 shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of DHHC.
Section 6.15   Post-Closing Directors and Officers.
(a)   Subject to applicable Law and the listing rules of Nasdaq, DHHC shall take all such action within its power as may be necessary or appropriate to cause (i) the ten (10) individuals set forth on Section 6.15(b) of the Company Disclosure Schedules to be appointed as the directors of DHHC, up to two (2) of which may be designated by DHHC (the “DHHC Directors”) and up to eight (8) of which may be designated by the Company (the “Company Directors”); and (ii) the officers of DHHC (the “Officers”) to be the individuals set forth on Section 6.15(d) of the Company Disclosure Schedules, in each case of clause (i) and (ii) to be effective immediately after the Effective Time.
(b)   The individuals set forth on Section 6.15(b) of the Company Disclosure Schedules shall be directors on the DHHC Board of such class agreed to in writing by the Company and DHHC prior to the filing of the Registration Statement / Proxy Statement with the SEC, except as otherwise provided on Section 6.15(b) of the Company Disclosure Schedules. At any time prior to the declaration of the effectiveness of the Registration Statement / Proxy Statement by the SEC, DHHC and the Company may agree in writing to amend Section 6.15(b) of the Company Disclosure Schedules to add or update, as applicable, the individuals to be designated as DHHC Directors or Company Directors. In the event that (i) a DHHC Director is unwilling or unable (whether due to death, disability, termination of service or otherwise) to serve as a director prior to the Closing, then DHHC shall have the right to designate a replacement director and (ii) a Company Director is unwilling or unable (whether due to death, disability, termination of service or otherwise) to serve as a director prior to the Closing, then the Company shall have the right to designate a replacement director, in each case, subject to applicable Law and the listing rules of Nasdaq; provided that, in each case, the Parties shall consult each other in good faith with respect to the selection of a replacement director and, if such director is designated to serve on any committee of the DHHC Board, to appoint a replacement director to such committee.
(c)   Prior to the mailing of the Registration Statement / Proxy Statement to the Pre-Closing DHHC Holders, the Company and DHHC shall mutually agree on the directors that will be nominated to serve on the compensation committee, the audit committee, the nominating and corporate governance committee, and any other standing committee of the DHHC Board immediately after the Effective Time, based on the qualifications of each director, subject to applicable listing rules of Nasdaq and applicable Law.
(d)   The individuals listed on Section 6.15(d) of the Company Disclosure Schedules shall be the Officers of the Surviving Corporation immediately after the Effective Time, with each such individual holding the title set forth opposite his or her name. In the event that any such individual identified on Section 6.15(d) of the Company Disclosure Schedules is unwilling or unable (whether due to death, disability, termination of service or otherwise) to serve as an Officer, then the Company may in its sole discretion replace such individual with another individual to serve as such Officer by amending Section 6.15(d) of the Company Disclosure Schedules to include such replacement individual as such Officer; provided that the Company shall consult with DHHC in good faith prior to the replacement of such Officer.
Section 6.16   PCAOB Financials.
(a)   As promptly as reasonably practicable (but, with respect to the Company’s 2020 and 2021 Financial Statements, in no event fourteen (14) days after the execution of this Agreement (the “PCAOB Financials Deadline”)), the Company shall deliver to DHHC in draft form (i) the audited consolidated balance sheets of the Group Companies and the related audited consolidated statements of operations and comprehensive loss, stockholders’ deficit and cash flows of the Group Companies as of and for a year-to-date period ended as of December 31, 2021 and December 31, 2020, respectively, audited in accordance with the standards of the PCAOB and containing, in draft form, an unqualified report of the Company’s auditor (collectively, the “PCAOB Year-End Financial Statements”) and (ii) any other audited or unaudited consolidated balance sheets of the Group Companies and the related audited or unaudited consolidated statements of operations and comprehensive loss, stockholders’ deficit and cash flows of the Group Companies as of and for a year-to-date period ended as of the end of any other different fiscal quarter (and as of and for the same period from the previous fiscal year) or fiscal year (and as of and for the prior fiscal quarter) and any required pro forma financial statements, in each case, that are required to be included in the Registration Statement / Proxy Statement. All such financial statements, together with any audited or unaudited consolidated balance sheet and the related audited or unaudited consolidated statements of operations and comprehensive loss, stockholders’ deficit and cash flows of the Group Companies as of and for a year-to-date period ended as of the end of a different fiscal quarter (and as of and for the same period from the previous fiscal year) or fiscal year (and as of and for the prior fiscal quarter) that are required to be included in the Registration Statement / Proxy Statement (A) will fairly present in all material respects the financial position of the Group Companies as at the date thereof, and the results of its operations, stockholders’ equity and cash flows for the respective periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (B) will be prepared in conformity with GAAP applied on a consistent basis during the periods involved (except, in the case of any audited financial statements, as may be indicated

in the notes thereto and subject, in the case of any unaudited financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (C) in the case of any audited financial statements, will be audited in accordance with the standards of the PCAOB and contain an unqualified report of the Company’s auditor and (D) will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).
(b)   The Company shall use its reasonable best efforts (i) to assist, upon advance written notice, during normal business hours and in a manner such as to not unreasonably interfere with the normal operation of any member of such Group Company, DHHC in causing to be prepared in a timely manner any other financial information or statements (including customary pro forma financial statements) that are required to be included in the Registration Statement / Proxy Statement and any other filings to be made by DHHC with the SEC in connection with the transactions contemplated by this Agreement or any Ancillary Document and (ii) to obtain the consents of its auditors with respect thereto as may be required by applicable Law or requested by the SEC.
Section 6.17   DHHC Incentive Equity Plan.
(a)   Prior to the effectiveness of the Registration Statement / Proxy Statement, the DHHC Board shall approve and adopt an equity incentive plan, in substantially the form attached hereto as Exhibit E and with any changes or modifications thereto as the Company and DHHC may mutually agree (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company or DHHC, as applicable) (the “DHHC Incentive Equity Plan”), in the manner prescribed under applicable Laws, effective, subject to receipt of DHHC Stockholder Approval, as of the Closing Date. The DHHC Incentive Equity Plan will reserve for grant thereunder an initial number of DHHC Common Shares equal to 10% of the sum of the number of issued and outstanding DHHC Class A Shares as of immediately following the Effective Time.
(b)   Prior to making any written or oral communications to the directors, officers or employees of the Company or any of its Subsidiaries pertaining to any compensation or benefit matters that are affected by the transactions contemplated by this Agreement, the Company shall provide DHHC with a copy of the intended communication, DHHC shall have a reasonable period of time to review and comment on the communication, and the Company shall consider any such comments in good faith.
(c)   Notwithstanding anything herein to the contrary, each of the Parties acknowledges and agrees that all provisions contained in this Section 6.17 are included for the sole benefit of DHHC and the Company, and that nothing in this Agreement, whether express or implied, (i) shall be construed to establish, amend, or modify any Employee Benefit Plan, program, agreement or arrangement, (ii) shall limit the right of DHHC, the Company or their respective Affiliates to amend, terminate or otherwise modify any Employee Benefit Plan or other employee benefit plan, agreement or other arrangement following the Closing Date, or (iii) shall confer upon any Person who is not a party to this Agreement (including any equityholder, any current or former director, manager, officer, employee or independent contractor of the Company, or any participant in any Employee Benefit Plan or other employee benefit plan, agreement or other arrangement (or any dependent or beneficiary thereof)), any right to continued or resumed employment or recall, any right to compensation or benefits, or any third-party beneficiary or other right of any kind or nature whatsoever.
Section 6.18   FIRPTA Certificates.   At or prior to the Closing, the Company shall deliver, or cause to be delivered, to DHHC a certificate, duly executed by the Company, complying with Treasury Regulations Section 1.1445-2(c)(3), together with a notice to the Internal Revenue Service in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2) along with written authorization for DHHC to deliver such notice to the Internal Revenue Service on behalf of the Company following the Closing Date, in each case, in a form and substance reasonably acceptable to DHHC.
Section 6.19   DHHC Public Filings.   From the date hereof through the Effective Time, DHHC will keep current and file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Laws.

Section 6.20   Expense Statement.   At least three (3) Business Days prior to the Closing Date, DHHC shall deliver to the Company a written statement setting forth a complete and accurate schedule of DHHC’s good faith estimate of each Unpaid DHHC Expense as of the Closing Date. At least three (3) Business Days prior to the Closing Date, the Company shall deliver to DHHC a written statement setting forth a complete and accurate schedule of its good faith estimate of the Unpaid Company Expenses as of the Closing Date.
Section 6.21   Lender Consents; Company Financing.
(a)   Following the date hereof, the Company shall use, and shall cause each of its Subsidiaries to use, its best efforts, to take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable to obtain written Consent to the transactions contemplated by this Agreement, including the Merger and the Pennington De-Consolidation (including, for the avoidance of doubt, the distributions relating thereto described in clause (iii) of the definition of “Permitted Distributions”), to the extent applicable, from the applicable agents, trustees and/or lenders, set forth on Section 6.21(a) of the Company Disclosure Schedule (collectively, the “Lenders”), for the Indebtedness of the Company set forth on Section 4.2(e) of the Company Disclosure Schedule (in each case, to the extent necessary, proper or advisable to be obtained by any the Group Companies in connection with the Merger and the Pennington De-Consolidation) (collectively, the “Lender Consents”).
(b)   In the event a portion of the existing debt financing of the Group Companies (the “Existing Financing”) becomes unavailable regardless of the reason therefor (as reasonably determined by the Company after consulting with its financial advisors and legal counsel), (i) the Company shall promptly notify DHHC in writing of such unavailability and the reason therefor and (ii) the Company shall use, and shall cause each of its Subsidiaries to use, its best efforts, to obtain as promptly as practicable following the occurrence of such event, alternative debt financing for any such portion from alternative financing sources (the “Alternative Financing”) in an amount sufficient to replace the unavailable portion of the Existing Financing, on terms and conditions reasonably acceptable and approved in writing by the Company and DHHC.
(c)   The Company shall keep DHHC informed on a reasonably current basis of the status of its efforts to arrange and obtain the Lender Consents and any Alternative Financing, to the extent applicable, including all material correspondence, or communications (whether oral or written), between the Company or any of their Representatives, on the one hand, and any lender, on the other hand, with respect to this Agreement and the transactions contemplated hereby, including the Merger, the Pennington De-Consolidation, the Lender Consents and any Alternative Financing, to the extent applicable.
Section 6.22   Third-Party Consents.   In addition to the Lender Consents, the Company shall use commercially reasonable efforts to obtain the Consents set forth on Section 6.22 of the Company Disclosure Schedules and any other Consents required to be obtained in connection with the transactions contemplated by this Agreement.
Section 6.23   Further Assurances.   The Parties shall execute and deliver, or shall cause to be executed and delivered, such documents and other instruments and shall take, or shall cause to be taken, such further actions as may be reasonably necessary to carry out the provisions of this Agreement and give effect to the transactions contemplated hereby.
Section 6.24   Pennington.
(a)   Prior to the Closing Date, the Company shall take, or cause to be taken, all actions, and do, or cause to be done, all things necessary or advisable to ensure that the Pennington Parties are not required to be consolidated under Financial Accounting Standards Board Codification Topic 810, Consolidation (or any comparable successor standard) into the consolidated financial statements of the Group Companies for periods following the Closing (the “Pennington De-Consolidation”), including as a result of changes to accounting standards, including GAAP (or the interpretation thereof) or in any Law (including the repeal thereof or the interpretation or enforcement thereof), following the date of this Agreement; provided, however, that the Company shall not take any actions in such regard not contemplated by the Pennington Term Sheet without the prior written consent of DHHC.

(b)   In connection with structuring and implementation of the Pennington De-Consolidation, the Company shall (i) execute the Pennington Agreements, and (ii) provide drafts of all other documentation and agreements to be executed in connection with the Pennington De-Consolidation to DHHC and its Representatives for review, and consider in good faith any comments to such documentation or agreements provided by DHHC and its Representatives, which comments shall be delivered to the Company promptly (and in any event within five (5) Business Days) after DHHC and its Representatives’ receipt of each draft document or agreement. The Company shall revise such documentation to incorporate any changes the Parties determine are reasonably necessary to effect the transactions contemplated by this Agreement, and may execute such documentation upon receipt of the prior written consent of DHHC (such consent not to be unreasonably withheld, conditioned or delayed).
Section 6.25   Cooperation as to Certain Indebtedness.
(a)   Following the date hereof and in any event prior to the Closing, the Company shall, and shall cause each of its Subsidiaries to, use its best efforts, to take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable to cause the termination of any commitments of the Company or its Subsidiaries under, and the release of any guarantees or Liens provided by the Company or any of its Subsidiaries in connection with, any Indebtedness of any Person who is not a Group Company, including for avoidance of doubt, each guarantee set forth on Section 4.7(a)(xiv) of the Company Disclosure Schedules (“Non-Group Company Indebtedness”).
(b)   At least two (2) Business Days prior to Closing, the Company shall provide to DHHC customary evidence of each release of (i) guarantees by any Group Company with respect to any Non-Group Company Indebtedness and (ii) Liens granted by any Group Company to the holder of such Non-Group Indebtedness in respect of any such guarantee, in each case of clause (i) and (ii) to the extent obtained pursuant to Section 6.25(a).
(c)   To the extent any Group Company remains responsible or liable, directly or indirectly, as obligor, guarantor or otherwise for any Non-Group Company Indebtedness as of the Closing Date, the outstanding balance of such Non-Group Company Indebtedness will be considered Company Closing Indebtedness.
ARTICLE 7
CONDITIONS TO CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT
Section 7.1   Conditions to the Obligations of the Parties.   The obligations of the Parties to consummate the Merger are subject to the satisfaction or, if permitted by applicable Law, waiver of the following conditions:
(a)   no Order or Law issued by any court or other Governmental Entity restraining, prohibiting or making illegal the consummation of the transactions contemplated by this Agreement shall be pending or in effect;
(b)   the Registration Statement / Proxy Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order suspending the effectiveness of the Registration Statement / Proxy Statement shall have been issued by the SEC and remain in effect, and no Proceeding seeking such a stop order shall have been threatened or initiated by the SEC and remain pending;
(c)   after giving effect to the transactions contemplated hereby DHHC shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the Effective Time;
(d)   the Required DHHC Stockholder Approval shall have been obtained; and
(e)   the Company Stockholder Written Consent shall have been obtained.
Section 7.2   Other Conditions to the Obligations of the DHHC Parties.   The obligations of the DHHC Parties to consummate the Merger are subject to the satisfaction or, if permitted by applicable Law, waiver by DHHC (on behalf of itself and the other DHHC Parties) of the following further conditions:

(a)   (i) the Company Fundamental Representations (other than the representations and warranties set forth in Section 4.2(a)) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth herein) in all material respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), (ii) the representations and warranties set forth in Section 4.2(a) shall be true and correct in all respects (except for de minimis inaccuracies) as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects (except for de minimis inaccuracies) as of such earlier date), (iii) the representations and warranties of the Company set forth in Article 4 (other than the Company Fundamental Representations) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth herein) in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect;
(b)   the Company shall have performed or complied in all material respects with the covenants and agreements required to be performed or complied with by the Company under this Agreement at or prior to the Closing;
(c)   the Company shall have obtained, and delivered to DHHC, the Lender Consents (in form and substance reasonably acceptable to DHHC) or obtained Alternative Financing (on terms and conditions reasonably acceptable to and approved in writing by the Company and DHHC);
(d)   the Company shall have obtained, and delivered to DHHC a copy of, written Consent (in form and substance reasonably acceptable to DHHC) of each Person whose Consent shall be required under any Contract set forth on Section 7.2(d) of the Company Disclosure Schedules;
(e)   the Pennington De-Consolidation shall have been completed in compliance with Section 6.24 and the forms of agreements set forth on Section 7.2(e) of the Company Disclosure Schedules shall have been executed (subject to any changes to such terms and conditions reasonably acceptable to and approved in writing by DHHC);
(f)   the Pre-Closing Recapitalization shall have been completed in compliance with the terms of this Agreement, including Section 2.1 and Section 6.12.
(g)   since the date of this Agreement, no Company Material Adverse Effect shall have occurred; and
(h)   at or prior to the Closing, the Company shall have delivered, or caused to be delivered, to DHHC:
(i)   a certificate duly executed by an authorized officer of the Company, dated as of the Closing Date, to the effect that the conditions specified in Section 7.2(a), Section 7.2(b) and Section 7.2(g) are satisfied, in a form and substance reasonably satisfactory to DHHC; and
(ii)   copies of the Registration Rights Agreement duly executed by the stockholders.
Section 7.3   Other Conditions to the Obligations of the Company.   The obligations of the Company to consummate the Merger are subject to the satisfaction or, if permitted by applicable Law, waiver by the Company of the following further conditions:
(a)   the Closing DHHC Cash shall be no less than one hundred twenty-five million dollars ($125,000,000), and, to the extent that any such Closing DHHC Cash is from sources other than the non-redemption of funds held in trust in the Trust Account or the proceeds from the issuance of DHHC Common Stock, shall have been obtained on terms and at rates and/or costs reasonably acceptable to the Company (the acceptance of which shall not be unreasonably withheld, conditioned or delayed), failing which, such amounts will not count towards Closing DHHC Cash; it being understood and agreed that rates, terms and costs that are (i) consistent with market terms, rates and costs and (ii) permitted under the Company’s credit facility with Wells Fargo Bank, National Association and any of the Company’s other financing arrangements at such time shall be deemed to be reasonable;
(b)   (i) the DHHC Fundamental Representations (other than the representations and warranties set forth in Section 5.6(a)) shall be true and correct in all material respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), (ii) the representations and warranties set forth in Section 5.6(a) shall be true and correct in all respects (except for de minimis inaccuracies) as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects (except for de minimis inaccuracies) as of such earlier date), (iii) the representations and warranties of the DHHC Parties (other than the DHHC Fundamental Representations) contained in Article 5 of this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “DHHC Material Adverse Effect” or any similar limitation set forth herein) in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, reasonably be expected to have a DHHC Material Adverse Effect;
(c)   the Company shall have obtained the Lender Consents or obtained Alternative Financing (on terms and conditions reasonably acceptable to and approved in writing by the Company and DHHC);
(d)   the DHHC Parties shall have performed or complied in all material respects with the covenants and agreements required to be performed or complied with by them under this Agreement at or prior to the Closing;
(e)   the DHHC Class A Shares to be issued pursuant to the Merger shall have been approved for listing on Nasdaq;
(f)   the DHHC A&R Certificate of Incorporation and DHHC A&R Bylaws shall have been duly adopted by the Pre-Closing DHHC Holders at the DHHC Stockholders Meeting;
(g)   the DHHC Incentive Equity Plan shall have been approved by the DHHC Board and the DHHC Shareholders;
(h)   since the date of this Agreement, no DHHC Material Adverse Effect has occurred;
(i)   the DHHC Board shall consist of the number of directors, and be comprised of the individuals, determined pursuant to Section 6.15(a) and Section 6.15(b); and
(j)   at or prior to the Closing, DHHC shall have delivered, or caused to be delivered, the following documents to the Company:
(i)   a certificate duly executed by an authorized officer of DHHC, dated as of the Closing Date, to the effect that the conditions specified in Section 7.3(b) and Section 7.3(c) are satisfied, in a form and substance reasonably satisfactory to the Company; and
(ii)   a copy of the Registration Rights Agreement duly executed by DHHC and the Sponsor.
Section 7.4   Frustration of Closing Conditions.   The Company may not rely on the failure of any condition set forth in this Article 7 to be satisfied if such failure was proximately caused by the Company’s failure to perform in any material respect its obligations under this Agreement. None of the DHHC Parties may rely on the failure of any condition set forth in this Article 7 to be satisfied if such failure was proximately caused by a DHHC Party’s failure to perform in any material respect its obligations under this Agreement.
ARTICLE 8
TERMINATION
Section 8.1   Termination.   This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Closing:

(a)   by mutual written consent of DHHC and the Company;
(b)   by DHHC, if any of the representations or warranties set forth in Article 4 shall not be true and correct or if the Company has failed to perform any covenant or agreement on the part of the Company set forth in this Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 7.2(a) or Section 7.2(b) could not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, cannot be cured or, if curable, is not cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to the Company by DHHC, and (ii) the Termination Date; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to DHHC if either of the DHHC Parties is then in breach of this Agreement so as to prevent the condition set forth in either Section 7.3(b) or Section 7.3(c) from being satisfied;
(c)   by the Company, if any of the representations or warranties set forth in Article 5 shall not be true and correct or if any DHHC Party has failed to perform any covenant or agreement on the part of such applicable DHHC Party set forth in this Agreement (including an obligation to consummate the Closing) such that a condition to Closing set forth in either Section 7.3(b) or Section 7.3(c) could not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, cannot be cured or, if curable, is not cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to DHHC by the Company and (ii) the Termination Date; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to the Company if the Company is then in breach of this Agreement so as to prevent the condition set forth in either Section 7.2(a) or Section 7.2(b) from being satisfied;
(d)   by either DHHC or the Company, if the Merger shall not have been consummated on or prior to April 28, 2023 (the “Termination Date”); provided, that the right to terminate this Agreement pursuant to this Section 8.1(d) shall not be available to the Company if the Company’s breach of its covenants or obligations under this Agreement shall have proximately caused the failure of a condition to the consummation of the Merger;
(e)   by either DHHC or the Company, if any Governmental Entity shall have issued an Order or taken any other action permanently enjoining, restraining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement and such Order or other action shall have become final and nonappealable; provided, that the right to terminate this Agreement pursuant to this Section 8.1(e) shall not be available to any Party that has materially breached its obligations under this Agreement, including Section 6.2, in any manner that proximately contributed to such Order becoming final and non-appealable;
(f)   by either DHHC or the Company if the DHHC Stockholders Meeting has been held (including any adjournment or postponement thereof) and has concluded, the DHHC Stockholders have duly voted on the Required Transaction Proposals and the Required DHHC Stockholder Approval was not obtained; or
(g)   by DHHC, if the Company does not deliver, or cause to be delivered to DHHC, the Company Stockholder Written Consent in accordance with Section 6.12 within two (2) Business Days following the Company Stockholder Written Consent Deadline.
Section 8.2   Effect of Termination.   In the event of the termination of this Agreement pursuant to Section 8.1, this entire Agreement shall forthwith become void (and there shall be no Liability or obligation on the part of the Parties and their respective Non-Party Affiliates) with the exception of Section 6.3(a), this Section 8.2, Article 9 and Article 1 (to the extent related to the foregoing), each of which shall survive such termination and remain valid and binding obligations of the Parties, and the Confidentiality Agreement, which shall survive such termination and remain valid and binding obligations of the parties thereto. Notwithstanding the foregoing or anything to the contrary herein, the termination of this Agreement pursuant to Section 8.1 shall not affect (i) any Liability on the part of any Party for any Willful Breach of any covenant or agreement set forth in this Agreement prior to such termination or Fraud or (ii) any Person’s

Liability under any Confidentiality Agreement or the Sponsor Support Agreement to which he, she or it is a party to the extent arising from a claim against such Person by another Person party to such agreement on the terms and subject to the conditions thereunder, which, in each case, may be brought at any time until lapse of the applicable statute of limitations under the Laws of the State of Delaware. The right of a Person to any remedy pursuant to this Article 8 shall not be affected by any investigation or examination conducted, or any knowledge possessed or acquired (or capable of being possessed or acquired), by such Person at any time concerning any circumstance, action, omission or event relating to the accuracy or performance of any representation, warranty, covenant or obligation. Except in the case of common law fraud under Delaware Law, no Person shall be required to show reliance on any representation, warranty, certificate or covenant in order for such Person to be entitled to indemnification, compensation or reimbursement hereunder.
ARTICLE 9
MISCELLANEOUS
Section 9.1   Non-Survival.   Other than those representations and warranties set forth in Sections 4.24, 4.26, 5.16 and 5.21 and the provisions of this Article 9 (and any corresponding definitions set forth in Article 1 that are used in such representations, warranties and other provisions), each of which shall survive following the Effective Time, or as otherwise provided in the last sentence of this Section 9.1, each of the representations and warranties, and each of the agreements and covenants (to the extent such agreement or covenant contemplates or requires performance at or prior to the Effective Time), of the Parties set forth in this Agreement, shall terminate at the Effective Time, such that no rights arising out of breach of any such representation, warranty, agreement or covenant, detrimental reliance or other right or remedy (whether in contract, in tort, at law, in equity or otherwise) shall survive following the Effective Time. Each covenant and agreement contained herein that, by its terms, expressly contemplates performance after the Effective Time shall so survive the Effective Time in accordance with its terms.
Section 9.2   Entire Agreement; Assignment.   This Agreement (together with the Ancillary Documents and the Confidentiality Agreement) constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. This Agreement may not be assigned by any Party (whether by operation of law or otherwise) without the prior written consent of (a) DHHC and the Company prior to Closing and (b) DHHC and the Sponsor after the Closing. Any attempted assignment of this Agreement not in accordance with the terms of this Section 9.2 shall be void.
Section 9.3   Amendment.   This Agreement may be amended or modified only by a written agreement executed and delivered by (a) DHHC and the Company prior to the Closing and (b) DHHC and the Sponsor after the Closing. This Agreement may not be modified or amended except as provided in the immediately preceding sentence and any purported amendment by any Party or Parties effected in a manner which does not comply with this Section 9.3 shall be void, ab initio. Subject to the foregoing, this Agreement may be amended before or after the adoption of this Agreement by the stockholders of the Company or Merger Sub; provided that after any such stockholder approval, no amendment shall be made to this Agreement that by law requires further approval or authorization by the stockholders of the Company or Merger Sub without such further approval or authorization.
Section 9.4   Notices.   All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by e-mail (having obtained electronic delivery confirmation thereof (i.e., an electronic record of the sender that the e-mail was sent to the intended recipient thereof without an “error” or similar message that such e-mail was not received by such intended recipient)), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the Parties as follows:
(a)
If to any DHHC Party prior to the Effective Time, to:

DiamondHead Holdings Corp.
250 Park Ave., 7th Floor
New York, New York 10177

Attention:
David T. Hamamoto
Keith Feldman

E-mail:
hamamoto@diamondheadpartners.com;
feldman@diamondheadpartners.com

with a copy (which shall not constitute notice) to:
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
Attention:
Robert Downes
Audra Cohen

E-mail:
downesr@sullcrom.com
cohena@sullcrom.com

(b)   If to the Company or to any DHHC Party after the Effective Time, to:
Great Southern Homes, Inc.
90 N Royal Tower Drive
Irmo, South Carolina 29063
Attention:
Tom O’Grady, Chief Administrative Officer
Steve Lenker, Executive Vice President and General Counsel

Email:
tomogrady@greatsouthernhomes.com
stevelenker@greatsouthernhomes.com

with a copy (which shall not constitute notice) to:
Nelson Mullins Riley & Scarborough LLP
101 Constitution Avenue NW, Suite 900
Washington, DC 20001
Attention:
Andy Tucker
Erin Reeves McGinnis

E-mail:
andy.tucker@nelsonmullins.com
erin.reevesmcginnis@nelsonmullins.com

or to such other address as the Party to whom notice is given may have previously furnished to the others in writing in the manner set forth above.
Section 9.5   Governing Law.   This Agreement shall be governed by and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware.
Section 9.6   Fees and Expenses.   Except as otherwise set forth in this Agreement, all fees and expenses incurred in connection with this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the Party incurring such fees or expenses; provided that, for the avoidance of doubt, (a) if this Agreement is terminated in accordance with its terms, the Company shall pay, or cause to be paid, all Unpaid Company Expenses and DHHC shall pay, or cause to be paid, all Unpaid DHHC Expenses and (b) if the Closing occurs, then DHHC shall pay, or cause to be paid, all Unpaid Company Expenses and all Unpaid DHHC Expenses.
Section 9.7   Construction; Interpretation.   The term “this Agreement” means this Agreement together with the Schedules and Exhibits hereto, as the same may from time to time be amended, modified, supplemented or restated in accordance with the terms hereof. The table of contents and headings set forth in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. No Party, nor its respective counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions hereof, and all provisions of this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. Unless otherwise indicated to the contrary herein by the context or use thereof: (a) the words “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole, including the Schedules and Exhibits, and not to any particular section, subsection, paragraph, subparagraph or clause set forth in this Agreement; (b) words importing one gender shall also include all other genders; (c) words importing the singular shall also include the plural, and vice versa; (d) the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation”; (e) references to “$” or “dollar” or “US$” shall be references to United States dollars; (f) the word “or” is disjunctive but not necessarily exclusive; (g) the words “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (h) the word “day” means calendar day unless Business Day is expressly specified; (i) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; (j) all references to Articles, Sections, Exhibits or Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement; (k) the words “provided” or “made available” or words of similar import (regardless of whether capitalized or not) shall mean, when used with reference to documents or other materials required to be provided or made available to DHHC, any documents or other materials posted to the electronic data room located at intralinks.com under the project name “Project Hestia” on or prior to 12:00 p.m. ET on the date of this Agreement; (l) all references to any Law will be to such Law as amended, supplemented or otherwise modified or re-enacted from time to time; (m) all references to any Contract are to that Contract as amended or modified from time to time in accordance with the terms thereof (subject to any restrictions on amendments or modifications set forth in this Agreement); and (n) all references to a statute include the rules and regulations promulgated thereunder and, unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith. If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter.
Section 9.8   Exhibits and Schedules.   All Exhibits and Schedules, or documents expressly incorporated into this Agreement, are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement. The Schedules shall be arranged in sections and subsections corresponding to the numbered and lettered Sections and subsections set forth in this Agreement. Any item disclosed in the Company Disclosure Schedules or in the DHHC Disclosure Schedules corresponding to any Section or subsection of Article 4 (in the case of the Company Disclosure Schedules) or Article 5 (in the case of the DHHC Disclosure Schedules) shall be deemed to have been disclosed with respect to every other section and subsection of Article 4 (in the case of the Company Disclosure Schedules) or Article 5 (in the case of the DHHC Disclosure Schedules), as applicable, where the relevance of such disclosure to such other Section or subsection is reasonably apparent on the face of the disclosure. The information and disclosures set forth in the Schedules that correspond to the Section or subsections of Article 4 or Article 5 may not be limited to matters required to be disclosed in the Schedules, and any such additional information or disclosure is for informational purposes only and does not necessarily include other matters of a similar nature.
Section 9.9   Parties in Interest.   This Agreement shall be binding upon and inure solely to the benefit of each Party and its successors and permitted assigns and, except as provided in Section 6.13, Section 6.14 and the three subsequent sentences of this Section 9.9, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement. The Sponsor shall be an express third-party beneficiary of Section 9.2, Section 9.3, Section 9.14 and this Section 9.9 (to the extent related to the foregoing). Each of the Non-Party Affiliates shall be an express third-party beneficiary of Section 9.13 and this Section 9.9 (to the extent related to the foregoing). Eligible Company Equityholders shall be express third-party beneficiaries of Article 3 and this Section 9.9 (to the extent related to the foregoing).
Section 9.10   Severability.   If any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable Law, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable Law, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.
Section 9.11   Counterparts; Electronic Signatures.   This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by e-mail or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement.
Section 9.12   Knowledge of Company; Knowledge of DHHC.   For all purposes of this Agreement, the phrase “to the Company’s knowledge” and “known by the Company” and any derivations thereof shall mean as of the applicable date, the actual knowledge of the individuals set forth on Section 9.12 of the Company Disclosure Schedules, assuming reasonable due inquiry of his or her direct reports. For all purposes of this Agreement, the phrase “to DHHC’s knowledge” and “to the knowledge of DHHC” and any derivations thereof shall mean as of the applicable date, the actual knowledge of the individuals set forth on Section 9.12 of the DHHC Disclosure Schedules, assuming reasonable due inquiry of his or her direct reports. For the avoidance of doubt, none of the individuals set forth on Section 9.12 of the Company Disclosure Schedules or Section 9.12 of the DHHC Disclosure Schedules shall have any personal Liability or obligations regarding such knowledge.
Section 9.13   No Recourse.   Except for claims pursuant to any Ancillary Document by any party(ies) thereto against any Company Non-Party Affiliate or any DHHC Non-Party Affiliate (each, a “Non-Party Affiliate”), and then solely with respect to claims against the Non-Party Affiliates that are party to the applicable Ancillary Document, each Party agrees on behalf of itself and on behalf of the Company Non-Party Affiliates, in the case of the Company, and the DHHC Non-Party Affiliates, in the case of DHHC, that (a) this Agreement may only be enforced against, and any action for breach of this Agreement may only be made against, the Parties, and no claims of any nature whatsoever arising under or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby shall be asserted against any Non-Party Affiliate, and (b) none of the Non-Party Affiliates shall have any Liability arising out of or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby, including with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished by the Company, DHHC or any Non-Party Affiliate concerning any Group Company, any DHHC Party, this Agreement or the transactions contemplated hereby.
Section 9.14   Extension; Waiver.   The Company prior to the Closing and the Company and the Sponsor after the Closing may (a) extend the time for the performance of any of the obligations or other acts of the DHHC Parties set forth herein, (b) waive any inaccuracies in the representations and warranties of the DHHC Parties set forth herein or (c) waive compliance by the DHHC Parties with any of the agreements or conditions set forth herein. DHHC may (i) extend the time for the performance of any of the obligations or other acts of the Company, set forth herein, (ii) waive any inaccuracies in the representations and warranties of the Company set forth herein or (iii) waive compliance by the Company with any of the agreements or conditions set forth herein. Any agreement on the part of any such Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any Party to assert any of its rights hereunder shall not constitute a waiver of such rights.
Section 9.15   Waiver of Jury Trial.   THE PARTIES EACH HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY PROCEEDING, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT OR UNDER ANY ANCILLARY DOCUMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY ANCILLARY DOCUMENT OR ANY OF THE TRANSACTIONS RELATED HERETO OR THERETO OR ANY FINANCING IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREBY, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN

CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES EACH HEREBY AGREE AND CONSENT THAT ANY SUCH PROCEEDING, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.15.
Section 9.16   Submission to Jurisdiction.   Each of the Parties irrevocably and unconditionally submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction, any federal court within the State of Delaware or, in the event each federal court within the State of Delaware declines to accept jurisdiction, any other Delaware state court), for the purposes of any Proceeding, claim, demand, action or cause of action (a) arising under this Agreement or (b) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any of the transactions contemplated hereby, and irrevocably and unconditionally waives any objection to the laying of venue of any such Proceeding in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding has been brought in an inconvenient forum. Each Party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Proceeding claim, demand, action or cause of action against such Party (i) arising under this Agreement or (ii) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any of the transactions contemplated hereby, (A) any claim that such Party is not personally subject to the jurisdiction of the courts as described in this Section 9.16 for any reason, (B) that such Party or such Party’s property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) that (x) the Proceeding, claim, demand, action or cause of action in any such court is brought against such Party in an inconvenient forum, (y) the venue of such Proceeding, claim, demand, action or cause of action against such Party is improper or (z) this Agreement, or the subject matter hereof, may not be enforced against such Party in or by such courts. Each Party agrees that service of any process, summons, notice or document by registered mail to such party’s respective address set forth in Section 9.4 shall be effective service of process for any such Proceeding, claim, demand, action or cause of action.
Section 9.17   Remedies.   Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their respective obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the transactions contemplated by this Agreement) in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that the Parties shall be entitled to seek an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages and this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity. Without limiting the foregoing, each Party hereto hereby agrees that service of process upon such party in any action or proceeding contemplated by this Section 9.17 shall be effective if notice is given in accordance with Section 9.4 of this Agreement.
Section 9.18   Trust Account Waiver.   Reference is made to the final prospectus of DHHC, filed with the SEC (File No. 333-251961) on January 27, 2021 (the “Prospectus”). The Company acknowledges and agrees and understands that DHHC has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of DHHC’s public stockholders (including overallotment shares acquired by DHHC’s underwriters), and DHHC may disburse monies from the Trust Account only in the express circumstances described in the Prospectus. For and in consideration of DHHC entering into this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company hereby agrees on behalf of itself and its Representatives that, notwithstanding the foregoing or anything to the contrary in this Agreement, none of the Company nor any of its Representatives does now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, and shall not make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between DHHC or any of its Representatives, on the one hand, and, the Company or any of its Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Trust Account Released Claims”). The Company, on its own behalf and on behalf of its Representatives, hereby irrevocably waives any Trust Account Released Claims that it or any of its Representatives may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, or Contracts with DHHC or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of any agreement with DHHC or its Affiliates), other than for the release of proceeds from the Trust Account upon the consummation of the Merger.
Section 9.19   SEC Statements.   Notwithstanding anything to the contrary herein, no representation or warranty by DHHC in this Agreement shall apply to any statement or information in the Warrant Pronouncement, the rules proposed by the SEC on March 30, 2022, intended to enhance investor protections in initial public offerings by special purpose acquisition companies (“SPACs”) and in subsequent business combination transactions between SPACs and private operating companies, or to other accounting matters related to initial public offering securities or expenses as to which the SEC or DHHC’s audit firm has issued, adopted, recommended in writing (with such recommendation being directed to DHHC, in the case of DHHC’s audit firm) or implemented (with such implementation relating to DHHC, in the case of DHHC’s audit firm) a statement, guidance, interpretation or change in presentation after the date of DHHC’s initial public offering (collectively, the “SEC Statements”), nor shall any correction, amendment or restatement of DHHC Financial Statements due wholly or in part to the SEC Statements, nor any other effects that relate to or arise out of, or are in connection with or in response to, the SEC Statements or any changes in accounting or disclosure related thereto, be deemed to be a breach of any representation or warranty by DHHC. The Company acknowledges and agrees that DHHC continues to review the SEC Statements and their implications, including on the financial statements and other information included in the DHHC SEC Reports, and any restatement, revision or other modification of the DHHC SEC Reports relating to or arising from such SEC Statements, shall be deemed not material and not to have or reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of DHHC to consummate the transactions contemplated by this Agreement, for purposes of this Agreement.
* * * * *

IN WITNESS WHEREOF, each of the Parties has caused this Business Combination Agreement to be duly executed on its behalf as of the day and year first above written.
DIAMONDHEAD HOLDINGS CORP.
By:
/s/ David T. Hamamoto

Name: David T. Hamamoto
Title:  Co-Chief Executive Officer
HESTIA MERGER SUB, INC.
By:
/s/ David T. Hamamoto

Name: David T. Hamamoto
Title:  President
GREAT SOUTHERN HOMES, INC.
By:
/s/ Michael Nieri

Name: Michael Nieri
Title:  President& Chief Executive Officer

Annex B
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
DIAMONDHEAD HOLDINGS CORP.
Diamondhead Holdings Corp., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:
1.   The present name of the Corporation is DiamondHead Holdings Corp. The date of the filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware was October 7, 2020 (the “Original Certificate of Incorporation”).
2.   This Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) amends, integrates and restates the Original Certificate of Incorporation and was duly adopted in accordance with the provisions of Sections 242, and 245 of the General Corporation Law of the State of Delaware (the “DGCL”).
3.   The text of the Original Certificate of Incorporation is hereby amended, integrated and restated in its entirety to provide as herein set forth in full.
ARTICLE I
NAME OF THE CORPORATION
The name of the corporation is United Homes Group, Inc. (the “Corporation”).
ARTICLE II
REGISTERED AGENT
The address of the Corporation’s registered office in the State of Delaware is c/o The Corporation Trust Company, 1209 Orange Street in the City of Wilmington, County of New Castle, 19801. The name of its registered agent at such address is The Corporation Trust Company.
ARTICLE III
BUSINESS PURPOSE
The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).
ARTICLE IV
CAPITAL STOCK
Section 4.01.   Authorized Classes of Stock.   The total number of shares of all classes of capital stock, each with a par value of $0.001 per share, which the Corporation is authorized to issue is 450,000,000 shares, consisting of (a) 410,000,000 shares of common stock (the “Common Stock”), of which 350,000,000 shares shall be a series of Common Stock designated as Class A common stock (the “Class A Common Stock”) and 60,000,000 shares of which shall be a series designated as Class B common stock (the “Class B Common Stock”), and (b) 40,000,000 shares of preferred stock (the “Preferred Stock”). Subject to the rights of the holders of any series of Preferred Stock, the number of authorized shares of any of the Common Stock, Class A Common Stock, Class B Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the Corporation with the power to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL or any successor provision thereof, and no vote of the holders of any of the Common Stock or Preferred Stock voting separately as a class shall be required therefor.
Section 4.02.    Common Stock.   Except as set forth in Sections 4.02(c) and 4.02(d), the Class A Common Stock and the Class B Common Stock shall be identical in all respects.

(a)   Dividends.   Subject to the express terms of any outstanding series of Preferred Stock, dividends may be paid in cash or otherwise with respect to the Common Stock out of the assets of the Corporation legally available therefor, upon the terms, and subject to the limitations, as the Board of Directors of the Corporation (the “Board of Directors”) may determine. All shares of Common Stock of the Corporation shall be of equal rank and shall be identical with respect to rights to such dividends.
(b)   Liquidation Rights.   Subject to the express terms of any outstanding Preferred Stock, in the event of a Liquidation of the Corporation, the holders of Common Stock shall be entitled to share in the distribution of any remaining assets available for distribution to the holders of Common Stock ratably in proportion to the total number of shares of Common Stock then issued and outstanding.
(c)   Voting Rights.   Subject to the express terms of any outstanding series of Preferred Stock and except as otherwise provided herein or required by the DGCL:
i.   The holders of Class A Common Stock shall be entitled to one (1) vote per share on any matter submitted to a vote of the stockholders generally.
ii.   The holders of Class B Common Stock shall be entitled to two (2) votes per share on any matter submitted to a vote of the stockholders generally.
iii.   The holders of Class A Common Stock and the Class B Common Stock shall vote together on any matter submitted to a vote of the stockholders generally.
iv.   Notwithstanding the foregoing, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock) or pursuant to the DGCL.
(d)   Conversion of Class B Common Stock.
i.
Conversion at the Option of the Holder.   Each outstanding share of Class B Common Stock may at any time, at the option of the holder thereof, be converted into one fully paid and nonassessable share of Class A Common Stock upon written notice to the Corporation. Before any holder of Class B Common Stock shall be entitled to convert any shares of such Class B Common Stock, such holder shall deliver a written notice to the Corporation at its principal corporate office, of the election to convert the Class B Common Stock and shall state therein the number of shares of Class B Common Stock being converted and the name or names in which the shares of Class A Common Stock are to be registered. The Corporation shall, as soon as practicable thereafter, register such holder of Class B Common Stock, or the nominee or nominees of such holder, on the Corporation’s books and records as the owner of the number of shares of Class A Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such notice of the election to convert is received by the Corporation, and the person or persons entitled to receive the shares of Class A Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Class A Common Stock as of such date. Each share of Class B Common Stock that is converted pursuant to this Article IV, Section 4.02(d)(i) shall be retired by the Corporation and shall not be reissued by the Corporation.

ii.
Conversion upon Transfer.   Each outstanding share of Class B Common Stock shall automatically, without further action by the holder thereof, be converted into one fully paid and nonassessable share of Class A Common Stock upon the occurrence of any Transfer (as defined below) of such share, except for the following permitted transfers:

A.   transfers to any affiliate or associate of a holder of Class B Common Stock, including immediate family members of such holder;
B.   transfers to another holder of Class B Common Stock; and

C.   transfers approved by a majority of the Corporation’s Board of Directors (each of clause A-C, a “Permitted Transfer”).
For purposes hereof, an “affiliate” of, or person “affiliated” with, a specified person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.
Each share of Class B Common Stock that is converted pursuant to this Article IV, Section 4.02(d)(ii) shall be retired by the Corporation and shall not be reissued by the Corporation.
For purposes of this Article IV, Section 4.02(d)(ii), a “Transfer” shall mean any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law, including, without limitation, a transfer of a share of Class B Common Stock to a broker or other nominee (regardless of whether there is a corresponding change in beneficial ownership), or the transfer of, or entering into a binding agreement with respect to, Voting Control (as defined below) over such share by proxy or otherwise; provided, however, that the following shall not be considered a “Transfer:”
(1)   the granting of a revocable proxy to officers or directors of the Corporation at the request of the Board of Directors of the Corporation in connection with actions to be taken at an annual or special meeting of stockholders;
(2)   entering into a voting trust, agreement or arrangement (with or without granting a proxy) solely with stockholders who are holders of Class B Common Stock that (a) is disclosed either in a Schedule 13D filed with the Securities and Exchange Commission or in writing to the Secretary of the Corporation, (b) either has a term not exceeding one (1) year or is terminable by the holder of the shares subject thereto at any time and (c) does not involve any payment of cash, securities, property or other consideration to the holder of the shares subject thereto other than the mutual promise to vote shares in a designated manner;
(3)   the pledge of shares of Class B Common Stock by a stockholder that creates a mere security interest in such shares pursuant to a bona fide loan or indebtedness transaction for so long as such stockholder continues to exercise Voting Control over such pledged shares; provided, however, that a foreclosure on such shares or other similar action by the pledgee shall constitute a Transfer unless such foreclosure or similar action qualifies as a Permitted Transfer;
(4)   the entering into, or reaching an agreement, arrangement or understanding regarding, a support, voting, tender or similar agreement or arrangement (with or without a proxy) in connection with a merger, sale or acquisition of assets, liquidation or other transaction approved by the Board of Directors;
(5)   due to the fact that the spouse of any holder of shares of Class B Common Stock possesses or obtains an interest in such holder’s shares of Class B Common Stock arising solely by reason of the application of the community property laws of any jurisdiction, so long as no other event or circumstance shall exist or have occurred that constitutes a “Transfer” of such shares of Class B Common Stock; provided that any transfer of shares by any holder of shares of Class B Common Stock to such holder’s spouse, including a transfer in connection with a divorce proceeding, domestic relations order or similar legal requirement, shall constitute a “Transfer” of such shares of Class B Common Stock unless otherwise exempt from the definition of Transfer; or
(6)   the Transfer of Class B Common Stock pursuant to the terms of a planned trading program effected pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended; provided, however, that a sale of such shares of Class B Common Stock pursuant to such plan shall constitute a “Transfer” at the time of such sale.
For purposes of this Article IV, Section 4.02(d)(ii), “Voting Control” shall mean, with respect to a share of Class B Common Stock, the power (whether exclusive or shared) to vote or direct the voting of such share by proxy, voting agreement or otherwise.

iii.
Reservation of Class A Common Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of the Class B Common Stock, such number of its shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of such Class B Common Stock; and if at any time the number of authorized but unissued shares of Class A Common Stock shall not be sufficient to effect the conversion of all then-outstanding shares of such Class B Common Stock, in addition to such other remedies as shall be available to the holder of such Class B Common Stock, the Corporation will take such corporate action as may be necessary to increase its authorized but unissued shares of Class A Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in reasonable best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate of Incorporation.

Section 4.03.   Preferred Stock.   The Board of Directors is hereby authorized to provide, out of the unissued shares of Preferred Stock, for one or more series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional, or other special rights, if any, and any qualifications, limitations, or restrictions thereof, of the shares of such series, as shall be stated in the resolution or resolutions providing for the issuance of such series adopted by the Board of Directors. The authority of the Board of Directors with respect to each series of Preferred Stock shall include, but not be limited to, determination of the following:
(a)   the designation of the series;
(b)   the number of shares of the series;
(c)   the dividend rate or rates on the shares of that series, whether dividends will be cumulative, and if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;
(d)   whether the series will have voting rights in addition to the voting rights provided by law, and, if so, the terms of such voting rights;
(e)   whether the series will have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors shall determine;
(f)   whether or not the shares of that series shall be redeemable, in whole or in part, at the option of the Corporation or the holder thereof, and if made subject to such redemption, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemptions, which amount may vary under different conditions and at different redemption rates;
(g)   the terms and amount of any sinking fund provided for the purchase or redemption of the shares of such series;
(h)   the rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, and the relative rights of priority, if any, of payment of shares of that series;
(i)   the restrictions, if any, on the issue or reissue of any additional Preferred Stock; and
(j)   any other relative rights, preferences, and limitations of that series.

ARTICLE V
BOARD OF DIRECTORS
Section 5.01.   General Powers.   The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.
Section 5.02.   Number of Directors; Term of Office.   Subject to any rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the number of directors of the Corporation which shall constitute the entire Board of Directors shall be as fixed from time to time solely by resolution of a majority of the total number of directors that the Corporation would have if there were no vacancies. The directors, other than those who may be elected by the holders of any series of Preferred Stock, shall be classified, with respect to the term for which they severally hold office, into three classes: Class I, Class II, and Class III. The initial Class I Directors shall serve for a term expiring at the first annual meeting of stockholders following the effective date of this Certificate of Incorporation, the initial Class II Directors shall serve for a term expiring at the second annual meeting of stockholders following the effective date of this Certificate of Incorporation, and the initial Class III Directors shall serve for a term expiring at the third annual meeting of stockholders following the effective date of this Certificate of Incorporation. At each annual meeting of stockholders, beginning with the first annual meeting of stockholders following the effective date of this Certificate of Incorporation, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election. Notwithstanding the foregoing, the directors elected to each class shall hold office until their successors are duly elected and qualified or until their earlier resignation, death or removal.
Notwithstanding anything herein to the contrary and in addition to any vote required by law, (i) for so long as the holders of Class B Common Stock hold at least a majority in voting power of the outstanding shares of Common Stock, the affirmative vote of the holders of not less than a majority of the outstanding shares of capital stock of the Corporation entitled to vote thereon and (ii) if the holders of Class B Common Stock no longer hold at least a majority in voting power of the outstanding shares of Common Stock, the affirmative vote of the holders of not less than two thirds (2/3) in voting power of the outstanding shares of capital stock of the Corporation entitled to vote thereon, shall be required to amend or repeal any provision of this Article V, Section 5.02.
Section 5.03.   Newly Created Directorships and Vacancies.   Except as otherwise required by law and subject to any rights of the holders of any series of Preferred Stock to elect directors under specified circumstances, any newly created directorships resulting from an increase in the authorized number of directors and any vacancies occurring in the Board of Directors may only be filled (and in the case of a newly created directorship, their class chosen) by the affirmative votes of a majority of the members of the Board of Directors, although less than a quorum, or by a sole remaining director. A director so elected to fill a newly created directorship resulting from an increase in the authorized number of directors shall serve until the next election of the class for which such director shall have been chosen and until a successor is duly elected and qualified, subject to such director’s earlier of such director’s death, resignation or removal. A director so elected to fill a vacancy shall be elected to hold office until the earlier of the expiration of the term of office of the director whom he or she has replaced and until a successor is duly elected and qualified, subject to such director’s earlier of such director’s death, resignation, or removal.
Section 5.04.   Removal.   Subject to any rights of the holders of any series of Preferred Stock, so long as the Board of Directors is classified pursuant to Section 5.02 or any successor provision (i) for so long as the holders of Class B Common Stock hold at least a majority in voting power of the outstanding shares of Common Stock, any director or the entire Board may be removed from office at any time, with or without cause, by the holders of a majority in voting power of the shares of capital stock of the Corporation then entitled to vote at an election of directors and (ii) if the holders of Class B Common Stock no longer hold at least a majority in voting power of the outstanding shares of Common Stock, any director or the entire Board may be removed from office at any time, but only for cause, by the holders of a majority in voting power of the shares of capital stock of the Corporation then entitled to vote at an election of directors.
Section 5.05   Preferred Stock Directors.   During any period when the holders of one or more series of Preferred Stock have the separate right to elect additional directors as provided for or fixed pursuant to the provisions of Article IV, Section 4.03 hereof (including any certificate of designation) (a “Preferred Stock

Director”), and upon commencement and for the duration of the period during which such right continues: (i) the then otherwise total authorized number of directors of the Corporation shall automatically be increased by such number of directors that the holders of any series of Preferred Stock have a right to elect, and the holders of such Preferred Stock shall be entitled to elect the additional directors so provided for or fixed pursuant to said provisions; and (ii) each Preferred Stock Director shall serve until such Preferred Stock Director’s successor shall have been duly elected and qualified, or until such director’s right to hold such office terminates pursuant to said provisions, whichever occurs earlier, subject to his or her earlier death, resignation, disqualification or removal. Except as otherwise provided for or fixed pursuant to the provisions of Article IV, Section 4.03 hereof (including any certificate of designation), whenever the holders of one or more series of Preferred Stock having a separate right to elect additional directors cease to have or are otherwise divested of such right pursuant to said provisions, the terms of office of all Preferred Stock Directors elected by the holders of such series of Preferred Stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate (in which case each such Preferred Stock Director shall cease to be qualified as a director and shall cease to be a director) and the total authorized number of directors of the Corporation shall be automatically reduced accordingly.
Section 5.06.   Written Ballot.   Unless and except to the extent that the Bylaws shall so require, the election of directors of the Corporation need not be by written ballot.
Section 5.07.   Approval of Certain Related Party Transactions.   The Board of Directors shall establish and maintain a Related Party Transactions Committee (the “Related Party Transactions Committee”), which shall at all times consist of at least three (3) members and be comprised solely of Independent Directors (as defined below). All decisions of the Related Party Transactions Committee shall require the approval of a majority of the members of the Related Party Transactions Committee. The Related Party Transactions Committee shall be vested with sole responsibility over any transaction between the Corporation or any of its subsidiaries, on the one hand, and Michael Nieri or any entity in which Mr. Nieri has a material ownership interest or control, on the other hand, involving a contract or contracts for the purchase of land upon which finished lots have been developed (each, a “Related Party Approval Transaction”). All Related Party Approval Transactions must be approved by the Related Party Transactions Committee prior to consummation of such transaction. For purposes of this Certificate of Incorporation, “Independent Directors” shall mean any directors to be considered “independent” under the rules of the U.S. Securities and Exchange Commission and any exchange on which the securities of the Corporation are listed, including for purposes of Rule 10A-3 promulgated under the Securities Exchange Act of 1934, as amended (or any successor rule thereto).
ARTICLE VI
LIMITATION OF LIABILITY; INDEMNIFICATION
Section 6.01.   Limitation of Liability.   To the fullest extent permitted by the DGCL as it presently exists or may hereafter be amended, a director or officer of the Corporation shall not be personally liable to the Corporation or to its stockholders for monetary damages for any breach of fiduciary duty as a director or as an officer, as the case may be. No amendment to, modification of, or repeal of this Section 6.01 shall apply to or have any effect on the liability or alleged liability of any director or officer of the Corporation for or with respect to any acts or omissions of such director or officer occurring prior to such amendment.
Notwithstanding anything herein to the contrary and in additional to any vote required by law, (i) for so long as the holders of Class B Common Stock hold at least a majority in voting power of the outstanding shares of Common Stock, the affirmative vote of the holders of not less than a majority of the outstanding shares of capital stock of the Corporation entitled to vote thereon and (ii) if the holders of Class B Common Stock no longer hold at least a majority in voting power of the outstanding shares of Common Stock, the affirmative vote of the holders of not less than two thirds (2/3) in voting power of the outstanding shares of capital stock of the Corporation entitled to vote thereon, shall be required to amend or repeal any provision of this Article VI.
ARTICLE VII
STOCKHOLDER ACTION
Section 7.01.   Stockholder Consent Prohibition.   Subject to the rights of the holders of any series of Preferred Stock, (i) for so long as the holders of shares of Class B Common Stock hold at least a majority in voting power of the outstanding shares of Common Stock, any action required or permitted to be taken by the stockholders of the Corporation may be effected by consent in lieu of a meeting and (ii) if the holders of shares of Class B Common Stock no longer hold at least a majority in voting power of the outstanding shares of Common Stock, any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of the stockholders of the Corporation and may not be effected by any consent by such stockholders.
Section 7.02.   Special Meetings of Stockholders.   Except as otherwise required by law and subject to the rights of the holders of any series of Preferred Stock, (i) for so long as the holders of shares of Class B Common Stock hold at least a majority in voting power of the outstanding shares of Common Stock, special meetings of the stockholders of the Corporation shall be called only by: (a) the Board of Directors; or (b) the Secretary of the Corporation, following receipt of one or more written demands to call a special meeting of the stockholders from stockholders of record who own, in the aggregate, at least 51% in voting power of the outstanding shares of capital stock entitled to vote on the matter or matters to be brought before the proposed special meeting that complies with the procedures for calling a special meeting of the stockholders as may be set forth in the Bylaws, and (ii) from and after the time the holders of shares of Class B Common Stock no longer hold at least a majority in voting power of the outstanding shares of Common Stock, special meetings of the stockholders of the Corporation shall only be called by the Board of Directors.
Section 7.03.   Section 203 of the DGCL   Commencing on the date that is twelve months from the date this Section 7.03 first becomes effective under the DGCL, the Corporation shall not be governed by Section 203 of the DGCL (or any successor provision thereto) (“Section 203”), and the restrictions contained in Section 203 shall not apply to the Corporation.
ARTICLE VIII
BYLAWS
Section 8.01.   Board of Directors.   In furtherance and not in limitation of the powers conferred by law, the Board of Directors is expressly authorized and empowered to adopt, amend, alter, or repeal the Bylaws without any action on the part of the stockholders.
Section 8.02.   Stockholders.   The stockholders shall also have the power to adopt, amend, alter, or repeal the Bylaws; provided that, in addition to any affirmative vote of the holders of any particular class or series of capital stock of the Corporation required by applicable law or this Certificate of Incorporation, such adoption, amendment, alteration, or repeal by the stockholders shall require the approval of the affirmative vote of the holders of at least two thirds (2/3) in voting power of the shares of the then outstanding voting stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.
ARTICLE IX
AMENDMENTS
The Corporation reserves the right to amend, alter, or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by the laws of the State of Delaware, and all rights conferred herein are granted subject to this reservation.
ARTICLE X
FORUM SELECTION
Unless the Corporation consents in writing to the selection of an alternative forum, (A) (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, this Certificate of Incorporation or the Bylaws (as either may be amended or restated) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware; and (B) the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article X.
[Signature Page to Follow]

THIS CERTIFICATE OF INCORPORATION is executed as of this [   ] day of [   ] 2023.
DIAMONDHEAD HOLDINGS CORP.
By:

Name:
Title:

Annex C
AMENDED AND RESTATED
BYLAWS OF
UNITED HOMES GROUP, INC.
Effective as of [      ], 2023
ARTICLE I
OFFICES AND RECORDS
Section 1.1   Delaware Office.   The registered office of United Homes Group, Inc. (the “Corporation”) in the State of Delaware shall be as set forth in the Corporation’s Certificate of Incorporation (as it may be amended and/or restated from time to time, the “Certificate of Incorporation”).
Section 1.2   Other Offices.   The Corporation may have such other offices, either within or without the State of Delaware, as the Board of Directors may designate or as the business of the Corporation may from time to time require.
Section 1.3   Books and Records.   The books and records of the Corporation may be kept at such locations either within or outside the State of Delaware as may from time to time be designated by the Board of Directors.
ARTICLE II
STOCKHOLDERS
Section 2.1   Annual Meeting.   The annual meeting of the stockholders of the Corporation shall be held at such date, place, if any, and time as may be fixed by resolution of the Board of Directors from time to time. Any other proper business may be transacted at the annual meeting. The Corporation may postpone, reschedule or cancel any annual meeting of stockholders previously scheduled by the Board of Directors.
Section 2.2   Special Meeting.   Special meetings of stockholders for any purposes or purposes may be called as set forth in the Certificate of Incorporation. At such a special meeting of stockholders, only such business shall be conducted as shall be specified in the notice of meeting. The Corporation may postpone, reschedule or cancel any special meeting of stockholders previously scheduled by the Board of Directors.
Section 2.3   Place of Meeting.   The Board of Directors may designate the place, if any, of meeting for any meeting of the stockholders. If no designation is made by the Board of Directors, the place of meeting shall be the principal office of the Corporation.
Section 2.4   Notice of Meeting.   Notice of the purpose or purposes, in the case of a special meeting, and of the date, time and place, if any, of every meeting of the stockholders shall be given by the Secretary of the Corporation to each stockholder of record entitled to vote at the meeting, at least ten (10) days, but not more than 60 days, prior to the date designated for the meeting, except as otherwise required by applicable, the Certificate of Incorporation or these Bylaws
Section 2.5   Quorum and Adjournment.   Except as otherwise provided by law or by the Certificate of Incorporation, the holders of at least a majority of the voting power of the outstanding shares of the Corporation entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum at a meeting of stockholders, except that when specified business is to be voted on by a class or series voting separately as a class or series, the holders of at least a majority of the voting power of the outstanding shares of such class or series, present in person or represented by proxy, shall constitute a quorum for the transaction of such business for the purposes of taking action on such business. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the chairman of the meeting or the stockholders so present, by the affirmative vote of the holders of a majority in voting power of the shares of the Corporation which are present in person or represented by proxy and entitled to vote thereon, shall have the power to adjourn the meeting from time to time, until a quorum shall be present or represented. At an adjourned meeting at which a quorum shall be present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed. No notice of the time and place of adjourned meetings need be given provided such adjournment is for less than thirty (30) days and further provided that no new record date is fixed for the adjourned meeting and provided further that the time or place, if any, of the adjourned meeting is announced at the meeting at which the adjournment is taken or are provided in any other manner permitted by the General Corporation Law of the State of Delaware (the “DGCL”).
Section 2.6   Proxies.   Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by delivering to the Secretary of the corporation a revocation of the proxy or a new proxy bearing a later date.
Section 2.7   Notice of Stockholder Business and Nominations.
(a)
Annual Meetings of Stockholders.

(i)   Nominations of persons for election to the Board of Directors and the proposal of business to be transacted by the stockholders may be made at an annual meeting of stockholders only (1) pursuant to the Corporation’s notice with respect to such meeting, (2) by or at the direction of the Board of Directors or (3) by any stockholder of record of the Corporation who was a stockholder of record at the time of the giving of the notice provided for in the following paragraph, who is entitled to vote at the meeting and who has complied with the notice procedures set forth in this Section 2.7.
(ii)   For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (3) of subsection (a)(i) of this Section 2.7, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation and such other business must otherwise be a proper matter for action by the stockholders. To be timely, a stockholder’s notice shall set forth all information required under this Section 2.7 and shall be delivered to the Secretary at the principal executive office of the Corporation not less than 90 days nor more than 120 days prior to the first anniversary of the date of mailing of the notice for the preceding year’s annual meeting; provided, however, that in the event that the date of the mailing of the notice for the annual meeting is advanced or delayed by more than 30 days from the first anniversary of the date of the mailing of the notice for the preceding year’s annual meeting, notice by the stockholder to be timely must be so delivered not later than the close of business on the later of (x) the 90th day prior to such annual meeting or (y) the tenth (10th) day following the day on which public announcement of the date of such meeting is first made. In no event shall the public announcement of a postponement or adjournment of an annual meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. The number of nominees a stockholder may nominate for election at the annual meeting (or in the case of a stockholder giving the notice on behalf of a beneficial owner, the number of nominees a stockholder may nominate for election at the annual meeting on behalf of such beneficial owner) shall not exceed the number of directors to be elected at such annual meeting. Such stockholder’s notice shall set forth: (1) as to each individual whom the stockholder proposes to nominate for election or reelection as a director, (A) the name, age, business address and residence address of such individual, (B) the class, series and number of any shares of stock of the Corporation that are owned of record or beneficially by such individual and the date such shares were acquired and the investment intent of such acquisition, (C) whether such stockholder believes any such individual is, or is not, an “interested person” of the Corporation, as defined in the Investment Company Act of 1940, as amended, and the rules promulgated thereunder (the “Investment Company Act”) and information regarding such individual that is sufficient, in the discretion of the Board of Directors or any committee thereof or any authorized officer of the Corporation, to make such determination and (D) all other information relating to such individual that is required to be disclosed in solicitations of proxies for election of directors in an election contest (even if an election contest is not involved), or is otherwise required, in each case pursuant to Regulation 14A (or any successor provision) under the Exchange Act and the rules thereunder (including such individual’s written consent to being named in the Corporation’s proxy statement and accompanying proxy card as a nominee and to serving as a director if elected); (2) as to any other business that the stockholder proposes to bring before the meeting, a description of such business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the Bylaws of the Corporation, the language of the proposed amendment), the reasons for proposing such business at the meeting and any material interest in such business of such stockholder and any Stockholder Associated Person (as defined below), individually or in the aggregate, including any anticipated benefit to the stockholder and the Stockholder Associated Person therefrom; and (3) as to the stockholder giving the notice and any Stockholder Associated Person:(A) the class, series and number of all shares of stock of the Corporation which are owned of record or beneficially by such stockholder and by such Stockholder Associated Person, if any, including any shares of any class or series of capital stock of the Corporation as to which such stockholder and such beneficial owner or any of its affiliates or associates has a right to acquire beneficial ownership at any time in the future; (B) the name and address of such stockholder, as they appear on the Corporation’s stock ledger and current name and address, if different, and of such Stockholder Associated Person; (C) to the extent known by the stockholder giving the notice, the name and address of any other stockholder supporting the nominee for election or reelection as a director or the proposal of other business on the date of such stockholder’s notice, (C) a description of any agreement, arrangement or understanding with respect to the nomination or proposal between or among such stockholder and/or such beneficial owner, any of their respective affiliates or associates, and any others acting in concert with any of the foregoing, including, in the case of a nomination, the nominee, including any agreements, arrangements or understandings relating to any compensation or payments to be paid to any such proposed nominee(s), pertaining to the nomination(s) or other business proposed to be brought before the meeting of stockholders (which description shall identify the name of each other person who is party to such an agreement, arrangement or understanding), (D) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the stockholder’s notice by, or on behalf of, such stockholder and such beneficial owners, whether or not such instrument or right shall be subject to settlement in underlying shares of capital stock of the Corporation, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder or such beneficial owner, with respect to securities of the Corporation, (E) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination, (F) a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends (x) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal or elect the nominee, (y) otherwise to solicit proxies or votes from stockholders in support of such proposal or nomination and/or (z) to solicit proxies in support of any proposed nominee in accordance with Rule 14a-19 promulgated under the Exchange Act, (G) any other information relating to such stockholder and beneficial owner, if any, required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in an election contest pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder, (H) any proxy (other than a revocable proxy given in response to a public proxy solicitation made pursuant to, and in accordance with, the Exchange Act), agreement, arrangement, understanding or relationship pursuant to which such stockholder or beneficial owner has or shares a right to, directly or indirectly, vote any shares of any class or series of capital stock of the Corporation, (I) any rights to dividends or other distributions on the shares of any class or series of capital stock of the Corporation, directly or indirectly, owned beneficially by such stockholder or beneficial owner that are separated or separable from the underlying shares of the Corporation, and (J) any performance-related fees (other than an asset based fee) that such stockholder or beneficial owner, directly or indirectly, is entitled to based on any increase or decrease in the value of shares of any class or series of capital stock of the Corporation or any interests described in clause (3)(D). The foregoing notice requirements of this paragraph (a)(ii) of this Section 2.7 shall be deemed satisfied by a stockholder with respect to business other than a nomination if the stockholder has notified the Corporation of such stockholder’s intention to present a proposal at an annual meeting in compliance with applicable rules and regulations promulgated under the

Exchange Act and such stockholder’s proposal has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for such annual meeting. The Corporation may require any proposed nominee to furnish such other information as the Corporation may reasonably require to determine the eligibility of such proposed nominee to serve as a director of the Corporation.
(iii)   Notwithstanding anything in this subsection (a) of this Section 2.7 to the contrary, in the event that the number of directors to be elected to the Board of Directors is increased and there is no public announcement of such action at least 55 days prior to the first anniversary of the date of mailing of the notice of the preceding year’s annual meeting, a stockholder’s notice required by this Section 2.7(a) shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive office of the Corporation not later than 5:00 p.m., Eastern Time, on the tenth (10th) day following the day on which such public announcement is first made by the Corporation.
(iv)   For purposes of this Section 2.7, “Stockholder Associated Person” of any stockholder shall mean (1) any person controlling, directly or indirectly, or acting in concert with, such stockholder, (2) any beneficial owner of shares of stock of the Corporation owned of record or beneficially by such stockholder, and (3) any person controlling, controlled by or under common control with such Stockholder Associated Person.
(b)   Special Meetings of Stockholders.   Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting. Nominations of individuals for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected (i) pursuant to the Corporation’s notice with respect to such meeting, (ii) by or at the direction of the Board of Directors, or (iii) provided that the Board of Directors or the stockholders pursuant to Section 2.2 of these Bylaws have determined that directors shall be elected at such special meeting, by any stockholder of the Corporation who is a stockholder of record both at the time of giving of notice provided for in this Section 2.7 and at the time of the special meeting, who is entitled to vote at the meeting and who complied with the notice procedures set forth in this Section 2.7. The number of nominees a stockholder may nominate for election at the special meeting (or in the case of a stockholder giving the notice on behalf of a beneficial owner, the number of nominees a stockholder may nominate for election at the special meeting on behalf of such beneficial owner) shall not exceed the number of directors to be elected at such special meeting. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more individuals to the Board of Directors, any such stockholder may nominate an individual or individuals (as the case may be) for election as a director as specified in the Corporation’s notice of meeting, if the stockholder’s notice required by subsection (ii) of Section 2.7(a) shall be delivered to the Secretary at the principal executive office of the Corporation not earlier than the 120th day prior to such special meeting and not later than 5:00 p.m., Eastern Time, on the later of the 90th day prior to such special meeting or the tenth day following the day on which public announcement is first made of the date of the special meeting at which directors are to be elected. In no event shall the public announcement of a postponement or adjournment of a special meeting commence a new time period (or extent any time period) for the giving of a stockholder’s notice as described above.
(c)
General.

(i)   Upon written request by the Secretary or the Board of Directors or any committee thereof, any stockholder proposing a nominee for election as a director or any proposal for other business at a meeting of stockholders shall provide, within five (5) Business Days of delivery of such request (or such other period as may be specified in such request), written verification, satisfactory, in the discretion of the Board of Directors or any committee thereof or any authorized officer of the Corporation, to demonstrate the accuracy of any information submitted by the stockholder pursuant to this Section 2.7.
(ii)   Except as otherwise expressly provided in any applicable rule or regulation promulgated under the Exchange Act, only such individuals who are nominated in accordance with this Section 2.7 shall be eligible for election by stockholders as directors, and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with this Section 2.7. Except as otherwise provided by law, the chairman of the meeting shall have the power and duty (a) to determine whether a nomination or any other business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with this Section 2.7 and (b) if any proposed nomination or business was not made or proposed in compliance with this Section 2.7, to declare that such nomination shall be disregarded or that such proposed business shall not be transacted. Notwithstanding anything to the contrary in these Bylaws, unless otherwise required by law, if any stockholder or Stockholder Associated Person (i) provides notice pursuant to Rule 14a‑19(b) promulgated under the Exchange Act with respect to any proposed nominee and (ii) subsequently fails to comply with the requirements of Rule 14a-19(a)(2) or Rule 14a-19(a)(3) promulgated under the Exchange Act (or fails to timely provide reasonable evidence sufficient to satisfy the Corporation that such stockholder or Stockholder Associated Person has met the requirements of Rule 14a-19(a)(3) promulgated under the Exchange Act in accordance with the following sentence), then the nomination of each such proposed nominee shall be disregarded, notwithstanding that proxies or votes in respect of the election of such proposed nominees may have been received by the Corporation (which proxies and votes shall be disregarded). Upon request by the Corporation, if any stockholder or Stockholder Associated Person provides notice pursuant to Rule 14a-19(b) promulgated under the Exchange Act, such stockholder or Stockholder Associated Person shall deliver to the Corporation, no later than five (5) Business Days prior to the applicable meeting, reasonable evidence that it has met the requirements of Rule 14a-19(a)(3) promulgated under the Exchange Act. Notwithstanding the foregoing provisions of this Section 2.7, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination or proposed business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 2.7, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.
(iii)   For purposes of this Section 2.7, (1) the “date of mailing of the notice” shall mean the date of the proxy statement for the solicitation of proxies for election of directors and (2) “public announcement” shall mean disclosure (A) in a press release reported by the Dow Jones News Service, Associated Press, Business Wire, PR Newswire or comparable news service or (B) in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to the Exchange Act or the Investment Company Act. For purposes of these Bylaws, “Business Day” shall mean any day other than a Saturday, a Sunday or other day on which banking institutions in the State of Delaware are authorized or obligated by law or executive order to close.
(iv)   Notwithstanding the foregoing provisions of this Section 2.7, a stockholder shall also comply with all applicable requirements of state law and of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 2.7. Nothing in this Section 2.7 shall be deemed to affect any right of a stockholder to request inclusion of a proposal in, nor the right of the Corporation to omit a proposal from, the Corporation’s proxy statement pursuant to Rule 14a-8 (or any successor provision) under the Exchange Act.
(v)   In addition to the requirements set forth elsewhere in these Bylaws, to be eligible to be a nominee for election or re-election as a director of the Corporation, such proposed nominee or a person on such proposed nominee’s behalf must deliver (with respect to a nomination made by a stockholder pursuant to this Section 2.7, in accordance with the time periods for delivery of timely notice under this Section 2.7), to the Secretary of the Corporation at the principal executive offices of the Corporation a completed and signed questionnaire with respect to the background and qualification of such proposed nominee and the background of any other person or entity on whose behalf the nomination is being made (which questionnaire shall be provided by the Secretary upon written request) and a written representation and agreement (in the form provided by the Secretary upon written request) that such proposed nominee (i) is not and will not become a party to (x) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such proposed nominee, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) that has not been disclosed to the Corporation or (y) any Voting Commitment that could limit or interfere with such proposed nominee’s fiduciary duties under applicable law, (ii) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed to the Corporation, and (iii) would be in compliance, if elected as a director of the Corporation, and will comply with, all applicable publicly disclosed corporate governance, code of conduct and ethics, conflict of interest, confidentiality, corporate opportunities, trading and any other policies and guidelines of the Corporation applicable to directors.
(vi)   A stockholder providing notice of a proposed nomination for election to the Board (given pursuant to this Section 2.7) shall update and supplement such notice from time to time to the extent necessary so that the information provided or required to be provided in such notice shall be true and correct (x) as of the record date for the meeting and (y) as of the date that is fifteen (15) days prior to the meeting or any adjournment or postponement thereof. Any such update and supplement shall be delivered in writing to the Secretary of the Corporation at the principal executive offices of the Corporation not later than five (5) days after the record date for the meeting (in the case of any update and supplement required to be made as of the record date for the meeting) and not later than ten (10) days prior to the date for the meeting or any adjournment or postponement thereof (in the case of any update or supplement required to be made as of fifteen (15) days prior to the meeting or adjournment or postponement thereof).
(d)   Notwithstanding anything to the contrary contained in this Section 2.7, at any time prior to the date when Michael Nieri (the “Principal Stockholder”) and his affiliates and associates (other than the Corporation and any entity that is controlled by the Corporation) (the “Principal Stockholder Affiliates”) collectively cease to beneficially own in the aggregate (directly or indirectly) at least [10%] of the voting power of the then outstanding shares of capital stock of the Corporation then entitled to vote generally in the election of directors (the “Advance Notice Trigger Date”), each of the Principal Stockholder and the Principal Stockholder Affiliates shall not be subject to the advance notice procedures set forth in this Section 2.7 with respect to any nomination or business proposed to be brought by such Principal Stockholder or Principal Stockholder Affiliate before an annual meeting of stockholders or any nomination proposed to be brought by such Principal Stockholder before a special meeting of stockholders called by the Corporation for the purposes of electing directors. Prior to the Advance Notice Trigger Date, if the Principal Stockholder or a Principal Stockholder Affiliate seeks to bring a nomination or other business before an annual or special meeting, as appliable, the notice of such nomination or business (which, for the avoidance of doubt, does not need to comply with the requirements of this Section 2.7) must be delivered to the Corporation at any time prior to the mailing of the definitive proxy statement pursuant to Section 14(a) of the Exchange Act related to such meeting of stockholders.
Section 2.8   Voting.
(a)   Except as otherwise provided by these Bylaws, each director shall be elected by the vote of the majority of the votes cast with respect to that director’s election at any meeting for the election of directors at which a quorum is present, provided that if, as of the tenth (10th) day preceding the date the Corporation first mails its notice of meeting for such meeting to the stockholders of the Corporation, the number of nominees exceeds the number of directors to be elected (a “Contested Election”), the directors shall be elected by the vote of a plurality of the votes cast. For purposes of this Section 2.8, a majority of votes cast shall mean that the number of votes cast “for” a director’s election exceeds the number of votes cast “against” that director’s election (with “abstentions” and “broker nonvotes” not counted as a vote cast either “for” or “against” that director’s election).
In order for any incumbent director to become a nominee of the Board of Directors for further service on the Board of Directors, such person must submit an irrevocable resignation, contingent on (i) that person not receiving a majority of the votes cast in an election that is not a Contested Election, and (ii) acceptance of that resignation by the Board of Directors in accordance with the policies and procedures adopted by the Board of Directors for such purpose. In the event an incumbent director fails to receive a majority of the votes cast in an election that is not a Contested Election, the nominating and governance committee, or such other committee designated by the Board of Directors pursuant to these Bylaws, shall make a recommendation to the Board of Directors as to whether to accept or reject the resignation of such incumbent director, or whether other action should be taken. The Board of Directors shall act on the resignation, taking into account the committee’s recommendation, and publicly disclose (by a press release and filing an appropriate disclosure with the Securities and Exchange Commission) its decision regarding the resignation and, if such resignation is rejected, the rationale behind the decision within ninety (90) days following certification of the election results. The committee in making its recommendation and the Board of Directors in making its decision each may consider any factors and other information that they consider appropriate and relevant.
(b)   All other matters submitted to the stockholders at any meeting, at which a quorum is present shall, unless a different or minimum vote is required by the certificate of incorporation, these bylaws, the rules or regulations of any stock exchange applicable to the corporation, or any law or regulation applicable to the corporation or its securities, in which case such different or minimum vote shall be the applicable vote on the matter, be decided by a majority of the votes cast.
Section 2.9   Inspectors of Elections.   The Corporation may, and shall if required by law, appoint one or more inspectors, which inspector or inspectors may include individuals who serve the Corporation in other capacities, including, without limitation, as officers, employees, agents or representatives of the Corporation, to act at the meeting and make a written report thereof. One or more persons may be designated as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate has been appointed to act, or if all inspectors or alternates who have been appointed are unable to act, at a meeting of stockholders, the chairman of the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before discharging his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall have the duties prescribed by the DGCL.
Section 2.10   Conduct of Meetings.
(a)   The Chief Executive Officer shall preside at all meetings of the stockholders. In the absence of the Chief Executive Officer, the Chairman of the Board shall preside at a meeting of the stockholders. In the absence of the Chief Executive Officer or the Chairman of the Board, the President shall preside at a meeting of the stockholders. In the absence of each of the Chief Executive Officer, the Chairman of the Board and the President, the Secretary shall preside at a meeting of the stockholders. In the anticipated absence of all officers designated to preside over the meetings of stockholders, the Board of Directors may designate an individual to preside over a meeting of the stockholders.
(b)   The chairman of the meeting shall fix and announce at the meeting the date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting.
(c)   The Board of Directors may, to the extent not prohibited by law, adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the chairman of any meeting of stockholders shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may to the extent not prohibited by law include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. Unless, and to the extent, determined by the Board of Directors or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

ARTICLE III
BOARD OF DIRECTORS
Section 3.1   General Powers.   The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.
Section 3.2   Number and Tenure.   Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the number of directors shall be as fixed as set forth in the Certificate of Incorporation. The terms of directors shall be as set forth in the Certificate of Incorporation..
Section 3.3   Regular Meetings.   The Board of Directors may, by resolution, provide the time and place for the holding of regular meetings of the Board of Directors.
Section 3.4   Special Meetings.   Special meetings of the Board of Directors shall be called at the request of the Chairman of the Board, the Chief Executive Officer, or a majority of the Board of Directors. The person or persons authorized to call special meetings of the Board of Directors may fix the place and time of the meetings.
Section 3.5   Action By Unanimous Consent of Directors.   Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board of Directors or such committee, as the case may be, consent thereto in writing or by electronic transmission. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of proceedings of the board or committee in the same paper or electronic form as the minutes are maintained.
Section 3.6   Notice.   Notice of any special meeting shall be given to each director at his business or residence in writing, or by facsimile transmission, telephone communication or electronic transmission. If mailed, such notice shall be deemed adequately delivered when deposited in the United States mails so addressed, with postage thereon prepaid, at least five (5) days before such meeting. If by facsimile transmission or other electronic transmission, such notice shall be transmitted at least twenty-four (24) hours before such meeting. If by telephone, the notice shall be given at least twelve (12) hours prior to the time set for the meeting. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice of such meeting. A meeting may be held at any time without notice if all the directors are present (except as otherwise provided by law) or if those not present waive notice of the meeting in writing or by electronic transmission, either before or after such meeting.
Section 3.7   Conference Telephone Meetings.   Members of the Board of Directors, or any committee thereof, may participate in a meeting of the Board of Directors or such committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at such meeting.
Section 3.8   Quorum.   A whole number of directors equal to at least a majority of the total number of directors that the Corporation would have if there were no vacancies shall constitute a quorum for the transaction of business, but if at any meeting of the Board of Directors there shall be less than a quorum present, a majority of the directors present may adjourn the meeting from time to time without further notice. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.
Section 3.9   Vacancies.   Newly created directorships and vacancies on the Board of Directors shall be filled as set forth in the Certificate of Incorporation.
Section 3.10   Committees.
(a)   The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of the committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in place of any such absent or disqualified member. Any such committee, to the extent permitted by law and to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; provided, however, that no committee shall have power or authority in reference to the following matters: (i) approving, adopting or recommending to stockholders any action or matter (other than the election or removal of directors) required by law to be submitted to stockholders for approval or (ii) adopting, amending or repealing any bylaw.
(b)   Unless the Board of Directors otherwise provides, each committee designated by the Board of Directors may make, alter and repeal rules for the conduct of its business. In the absence of such rules each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to these Bylaws.
Section 3.11   Removal.   Directors shall be removed as set forth in the Certificate of Incorporation.
ARTICLE IV
OFFICERS
Section 4.1   Elected Officers.   The elected officers of the Corporation shall be a Chief Executive Officer, a President, a Secretary, a Treasurer, and such other officers as the Board of Directors from time to time may deem proper. The Chairman of the Board shall be chosen from the directors. All officers chosen by the Board of Directors shall each have such powers and duties as generally pertain to their respective offices, subject to the specific provisions of this Article IV. Such officers shall also have powers and duties as from time to time may be conferred by the Board of Directors or by any duly authorized committee thereof.
Section 4.2   Election and Term of Office.   The elected officers of the Corporation shall be elected by the Board of Directors. Each officer shall hold office for the term as determined by the Board of Directors.
Section 4.3   Chairman of the Board.   The Chairman of the Board shall preside at all meetings of the Board.
Section 4.4   Chief Executive Officer.   The Chief Executive Officer shall be the general manager of the Corporation, subject to the control of the Board of Directors, and as such shall, subject to Section 2.10 (A) hereof, preside at all meetings of stockholders, shall have general supervision of the affairs of the Corporation, shall sign or countersign or authorize another officer to sign all certificates, contracts, and other instruments of the Corporation as authorized by the Board of Directors, shall make reports to the Board of Directors and stockholders, and shall perform all such other duties as are incident to such office or are properly required by the Board of Directors.
Section 4.5   President.   The President shall be the chief operating officer of the corporation and shall be subject to the general supervision, direction, and control of the Chief Executive Officer unless the Board of Directors provides otherwise.
Section 4.6   Secretary.   The Secretary shall give, or cause to be given, notice of all meetings of stockholders and directors and all other notices required by law or by these Bylaws, and in case of his absence or refusal or neglect so to do, any such notice may be given by any person thereunto directed by the Chairman of the Board, the Chief Executive Officer, the President or by the Board of Directors, upon whose request the meeting is called as provided in these Bylaws. The Secretary shall record all the proceedings of the meetings of the Board of Directors, any committees thereof and the stockholders of the Corporation in a book to be kept for that purpose, and shall perform such other duties as may be assigned to such Secretary by the Board of Directors, the Chairman of the Board, the Chief Executive Officer or the President. The Secretary shall have custody of the seal of the Corporation and shall affix the same to all instruments requiring it, when authorized by the Board of Directors, the Chairman of the Board, the Chief Executive Officer or the President, and attest to the same.

Section 4.7   Treasurer.   The Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate receipts and disbursements in books belonging to the Corporation. The Treasurer shall deposit all moneys and other valuables in the name and to the credit of the Corporation in such depositaries as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors the Chairman of the Board, the Chief Executive Officer or the President, taking proper vouchers for such disbursements. The Treasurer shall render to the Chairman of the Board, the Chief Executive Officer, the President and the Board of Directors, whenever requested, an account of all his transactions as Treasurer and of the financial condition of the Corporation. If required by the Board of Directors, the Treasurer shall give the Corporation a bond for the faithful discharge of his duties in such amount and with such surety as the Board of Directors shall prescribe.
Section 4.8   Removal.   Any officer elected by the Board of Directors may be removed at any time by the Board of Directors. No elected officer shall have any contractual rights against the Corporation for compensation by virtue of such election beyond the date of the election of his successor, his death, his resignation or his removal, whichever event shall first occur, except as otherwise provided in an employment contract or an employee plan.
Section 4.9   Vacancies.   A newly created office and a vacancy in any office because of death, resignation, or removal may be filled by the Board of Directors for the unexpired portion of the term.
ARTICLE V
STOCK CERTIFICATES AND TRANSFERS
Unless the Board of Directors has determined by resolution that some or all of any or all classes or series of stock shall be uncertificated shares, the interest of each stockholder of the Corporation shall be evidenced by certificates for shares of stock. The shares of the stock of the Corporation shall be transferred on the books of the Corporation by the holder thereof in person or by his attorney, upon surrender for cancellation of certificates for the same number of shares, with an assignment and power of transfer endorsed thereon or attached thereto, duly executed, and with such proof of the authenticity of the signature as the Corporation or its agents may reasonably require.
Every holder of stock represented by certificates shall be entitled to have a certificate signed by, or in the name of the Corporation by two authorized officers of the Corporation (it being understood that each of the Chairman of the Board of Directors, Vice Chairman of the Board of Directors, the Chief Executive Officer, the President, a Vice President, the Treasurer, an Assistant Treasurer, the Secretary or an Assistant Secretary of the Corporation shall be authorized officers for this purpose) representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.
ARTICLE VI
INDEMNIFICATION
Section 6.1   Right to Indemnification.   Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an “indemnitee”), where the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended, against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith and such indemnification shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee’s heirs, executors and administrators; provided, however, that, except as provided in Section 6.3 hereof with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.
Section 6.2   Right to Advancement of Expenses.   The Corporation shall, to the fullest extent permitted by law, pay the expenses incurred in defending any proceeding in advance of its final disposition (hereinafter an “advancement of expenses”); provided, however, that, if the DGCL requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (hereinafter an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that such indemnitee is not entitled to be indemnified for such expenses under this Section or otherwise.
Section 6.3   Right of Indemnitee to Bring Suit.   The rights to indemnification and to the advancement of expenses conferred in Section 6.1 and Section 6.2, respectively, shall be contract rights. If a claim under Section 6.1 or Section 6.2 is not paid in full by the Corporation within sixty (60) days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (a) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (b) in any suit by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the DGCL. Neither the failure of the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Section 6.3 or otherwise shall be on the Corporation.
Section 6.4   Non-Exclusivity of Rights.   The rights to indemnification and to the advancement of expenses conferred in this Article VI shall not be exclusive of any other right which any person may have or hereafter acquire under the Corporation’s Certificate of Incorporation, these Bylaws, or any statute, agreement, vote of stockholders or disinterested directors or otherwise.
Section 6.5   Insurance.   The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.
Section 6.6   Amendment of Rights.   Any amendment, alteration or repeal of this Article VI that adversely affects any right of an indemnitee or its successors shall be prospective only and shall not limit or eliminate any such right with respect to any proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment or repeal.

Section 6.7   Indemnification of Employees and Agents of the Corporation.   The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and to the advancement of expenses, to any employee or agent of the Corporation to the fullest extent of the provisions of this Section with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.
ARTICLE VII
MISCELLANEOUS PROVISIONS
Section 7.1   Fiscal Year.   The fiscal year of the Corporation shall begin on the first day of January and end on the thirty-first day of December of each year or as shall be otherwise determined by the Board of Directors.
Section 7.2   Dividends.   The Board of Directors may from time to time declare, and the Corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law and its Certificate of Incorporation.
Section 7.3   Seal.   The corporate seal, if any, shall have inscribed the name of the Corporation thereon and shall be in such form as may be approved from time to time by the Board of Directors.
Section 7.4   Waiver of Notice.   Whenever any notice is required to be given to any stockholder or director of the Corporation under the provisions of the DGCL, a waiver thereof in writing, signed by the person or persons entitled to such notice, or a waiver by electronic transmission, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Neither the business to be transacted at, nor the purpose of, any annual or special meeting of the stockholders of the Board of Directors need be specified in any waiver of notice of such meeting. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.
Section 7.5   Resignations.   Any director or any officer, whether elected or appointed, may resign at any time by serving written notice of such resignation on the Chairman of the Board, the Chief Executive Officer or the Secretary, or by submitting such resignation by electronic transmission (as such term is defined in the DGCL), and such resignation shall be deemed to be effective as of the close of business on the date said notice is received by the Chairman of the Board, the Chief Executive Officer, or the Secretary or at such later date as is stated therein. No formal action shall be required of the Board of Directors or the stockholders to make any such resignation effective.
Section 7.6   Contracts.   Except as otherwise required by law, the Certificate of Incorporation or these Bylaws, any contracts or other instruments may be executed and delivered in the name and on the behalf of the Corporation by such officer or officers of the Corporation as the Board of Directors may from time to time direct. Such authority may be general or confined to specific instances as the Board may determine. The Chairman of the Board, the Chief Executive Officer, the President or any Vice President may execute bonds, contracts, deeds, leases and other instruments to be made or executed for or on behalf of the Corporation. Subject to any restrictions imposed by the Board of Directors or the Chairman of the Board, the Chief Executive Officer, the President or any Vice President of the Corporation may delegate contractual powers to others under his jurisdiction, it being understood, however, that any such delegation of power shall not relieve such officer of responsibility with respect to the exercise of such delegated power.
Section 7.7   Proxies.   Unless otherwise provided by resolution adopted by the Board of Directors, the Chairman of the Board, the Chief Executive Officer, the President or any Vice President may from time to time appoint any attorney or attorneys or agent or agents of the Corporation, in the name and on behalf of the Corporation, to cast the votes which the Corporation may be entitled to cast as the holder of stock or other securities in any other corporation or other entity, any of whose stock or other securities may be held by the Corporation, at meetings of the holders of the stock and other securities of such other corporation or other entity, or to consent, in the name of the Corporation as such holder, to any action by such other corporation or other entity, and may instruct the person or persons so appointed as to the manner of casting such votes or giving such consent, and may execute or cause to be executed in the name and on behalf of the Corporation and under its corporate seal or otherwise, all such written proxies or other instruments as he may deem necessary or proper. Any of the rights set forth in this Section 7.7 which may be delegated to an attorney or agent may also be exercised directly by the Chairman of the Board, the Chief Executive Officer, the President or any Vice President.
ARTICLE VIII
AMENDMENTS
Subject to the provisions of the Corporation’s Certificate of Incorporation, these Bylaws may be adopted, amended or repealed by the Board of Directors. Subject to the provisions of the Certificate of Incorporation, the stockholders shall also have the power to adopt, amend or repeal these Bylaws, provided that in addition to any vote of the holders of any class or series of stock of the Corporation required by law or by the Certificate of Incorporation, the affirmative vote of the holders of at least two thirds (2/3) of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders to adopt, amend or repeal any provision of these Bylaws.

Annex D
FORM OF AMENDED AND RESTATED
REGISTRATION RIGHTS AND LOCKUP AGREEMENT
THIS AMENDED AND RESTATED REGISTRATION RIGHTS AND LOCKUP AGREEMENT (this “Agreement”) is made and entered into as of [•], 2023 (the “Effective Date”) by and among United Homes Group, Inc., a Delaware corporation (formerly known as DiamondHead Holdings Corp.) (the “Company”), and the undersigned parties listed on Exhibit A hereto (each such party, together with any person or entity who hereafter becomes a party to this Agreement pursuant to Section 7.2 of this Agreement, a “Holder” and collectively, the “Holders”).
WHEREAS, on September 10, 2022, the Company, Hestia Merger Sub, Inc., a South Carolina corporation (“Merger Sub”), and Great Southern Homes, Inc., a South Carolina corporation (“GSH”), entered into that certain Business Combination Agreement (as amended, supplemented or otherwise modified from time to time in accordance with the terms thereof, the “BCA”), pursuant to which Merger Sub merged with and into GSH (the “Merger”), with GSH continuing as the surviving corporation and becoming a direct, wholly-owned subsidiary of the Company;
WHEREAS, on the date hereof, in connection with the consummation of the transactions contemplated by the BCA, shares of Class A Common Stock and Class B Common Stock of the Company (the “Merger Shares”) were issued to certain Holders;
WHEREAS, the Company and the Initial Holders are party to that certain Registration Rights Agreement, dated January 25, 2021 (the “Existing Agreement”);
WHEREAS, the Company and the Initial Holders desire to amend and restate the Existing Agreement in its entirety and, along with the other Holders, enter into this Agreement, pursuant to which the Company shall grant the Holders certain registration rights relating to certain securities of the Company, as set forth in this Agreement.
NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
1.   DEFINITIONS.   The following capitalized terms used herein have the following meanings:
“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly through one or more entities, controls or is controlled by, or is under common control with, such specified Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.
“Agreement” means this Agreement, as amended, restated, supplemented, or otherwise modified from time to time.
“Anchor Investors” means The Obsidian Master Fund, BlackRock Credit Alpha Master Fund L.P., HC NCBR Fund, and Riverview Group LLC, and any successors in interest thereto with respect to any Shares.
“Anchor Investor Shares” means the shares of Class A Common Stock of the Company issued to the Anchor Investors at the Closing in connection with the consummation of the Business Combination.
“Anchor Investor Shares Lock-up Period” means, with respect to the Anchor Investor Shares, the period ending on the earlier of (A) the date on which the last reported sale price of the Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing, (B) the date on which the Company completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property or (C) one year after the Closing.

“BCA” is defined in the preamble to this Agreement.
“Business Combination” means the business combination transaction contemplated by the BCA.
“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in New York, NY.
“Class A Common Stock” means Class A common stock, par value $0.0001 per share, of the Company.
“Class B Common Stock” means (a) prior to the Closing, the Class B common stock of the Company purchased by the Sponsor prior to the consummation of the Company’s initial public offering, and (b) following the Closing, Class B common stock, par value $0.0001 per share, of the Company.
“Closing” shall have the meaning given in the BCA.
“Commission” means the Securities and Exchange Commission.
“Common Stock” means Class A Common Stock and Class B Common Stock of the Company, along with any equity securities paid as dividends or distributions after the Closing with respect to such shares or into which such shares are exchanged or converted after the Closing.
“Company” is defined in the preamble to this Agreement.
“Demand Registration” is defined in Section 3.2.1.
“Demanding Holder” is defined in Section 3.2.1.
“Effective Date” is defined in the preamble to this Agreement.
“Effectiveness Date” means, with respect to the Initial Registration Statement, the 90th calendar day following the Filing Date (or in the event the Initial Registration Statement receives a “full review” by the Commission, the 120th day following the Filing Date) and with respect to any additional Registration Statements which may be required pursuant to Sections 3.2 and 3.3, the 90th calendar day following the date on which an additional Registration Statement is required to be filed hereunder; provided, however, that in the event the Company is notified by the Commission that one or more of the above Registration Statements will not be reviewed or is no longer subject to further review and comments, the Effectiveness Date as to such Registration Statement shall be the fifth Business Day following the date on which the Company is so notified if such date precedes the dates otherwise required above; provided, further, that, if the Effectiveness Date falls on a Saturday or Sunday or any other day which shall be a legal holiday or a day on which the Commission is authorized or required by law or other government actions to close, the Effectiveness Date shall be the following Business Day.
“Effectiveness Period” shall have the meaning set forth in Section 3.1.1.
“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder, all as the same shall be in effect at the time.
“Filing Date” means, with respect to the Initial Registration Statement required hereunder, the 45th calendar day following the date hereof; provided, however, that, if the Filing Date falls on a Saturday or Sunday or any other day which shall be a legal holiday or a day on which the Commission is authorized or required by law or other government actions to close, the Filing Date shall be the following Business Day.
“Form S-3” is defined in Section 3.4.
“Founder Shares” means the shares of Class A Common Stock of the Company into which the Class B Common Stock of the Company prior to the Closing has converted in connection with the Business Combination, held by the Initial Holders as of the Effective Date of this Agreement.
“Founder Shares Lock-up Period” means, with respect to the Founder Shares held by the Initial Holders other than the Anchor Investors immediately following the Closing (A) first, for 50% of the Shares, the period ending one year following the Closing, and (B) second, for the remaining 50% of the Shares, the period ending two years following the Closing.
“Holder” is defined in the preamble to this Agreement.
“Indemnified Party” is defined in Section 5.3.
“Indemnifying Party” is defined in Section 5.3.
“Initial Holders” means the initial holders of Founders Shares following the Closing, including the Sponsor, David T. Hamamoto, Keith Feldman, Judith A. Hannaway, Jonathan A. Langer, Charles W. Schoenherr and Michael J. Bayles and The Obsidian Master Fund, BlackRock Credit Alpha Master Fund L.P., HC NCBR Fund, Riverview Group LLC, and any successors in interest thereto with respect to any Founder Shares.
“Initial Registration Statement” means the Registration Statement required to be filed pursuant to Section 3.1.
“Holder Indemnified Party” is defined in Section 5.1.
“Locked-up Holders” means the Initial Holders and the Nieri Parties.
“Lock-up Period” is defined in Section 2.1.
“Maximum Number of Shares” is defined in Section 3.2.4.
“Merger Shares” means the Class A Common Stock and Class B Common Stock of the Company issued or issuable to the Holders pursuant to the terms of the BCA.
“Merger Sub” is defined in the preamble to this Agreement.
“Nieri Parties” means Michael Nieri, the PWN Trust 2018 dated 7/17/2018, the MEN Trust 2018 dated 7/17/2018, and the PMN Trust 2018 dated 7/17/2018 and any successors in interest thereto with respect to any Shares.
“Nieri Shares Lock-up Period” means, with respect to the Shares held by the Nieri Parties immediately following the Closing (A) first, for 50% of the Shares, the period ending one year following the Closing, and (B) second, for the remaining 50% of the Shares, the period ending two years following the Closing.
“Notices” is defined in Section 7.3.
“Permitted Transferees” is defined in Section 2.2.
“Person” means an individual, corporation, limited liability company, partnership, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.
“Piggy-Back Registration” is defined in Section 3.3.1.
“Private Placement Warrants” means each one warrant of the Company entitling the holder thereof to purchase one share of Class A Common Stock in accordance with terms described in the final prospectus for the Company’s initial public offering with respect to the private warrants of the Company.
“Private Placement Lock-up Period” means, with respect to Private Placement Warrants that are held by the initial purchasers of such Private Placement Warrants or their Permitted Transferees, and any shares of Common Stock issued or issuable upon the exercise or conversion of the Private Placement Warrants and that are held by the initial purchasers of the Private Placement Warrants or their Permitted Transferees, the period ending 30 days after the Closing.
“Pro Rata” is defined in Section 3.1.2.
“Prohibited Transfer” is defined in Section 2.1.
“Register,” “Registered”, and “Registration” mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registrable Securities” means (i) the Shares and any Common Stock held by the Holders and Initial Holders immediately following the closing of the Business Combination, (ii) the Private Placement Warrants and any Common Stock issued or issuable upon the exercise of any such Private Placement Warrants, and (iii) any warrants, shares of capital stock or other securities of the Company acquired by a Holder after the Closing, or issued as a dividend or other distribution with respect to or in exchange for or in replacement of any of the foregoing securities. As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when: (a) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of, or exchanged in accordance with such Registration Statement; (b) such securities shall have been otherwise transferred, new certificates for them not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of them shall not require registration under the Securities Act; (c) such securities shall have ceased to be outstanding; or (d) the Registrable Securities are freely saleable under Rule 144 promulgated under the Securities Act (or any successor rule then in effect) without volume or manner-of-sale limitations.
“Registration Statement” means a registration statement filed by the Company with the Commission in compliance with the Securities Act and the rules and regulations promulgated thereunder for a public offering and sale of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into, equity securities (other than a registration statement on Form S-4 or Form S-8, or their successors, or any registration statement covering only securities proposed to be issued in exchange for securities or assets of another entity).
“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder, all as the same shall be in effect at the time.
“SEC Guidance” means (i) any publicly-available written guidance, or rule of general applicability of the Commission staff, or (ii) written comments, requirements or requests of the Commission staff to the Company in connection with the review of the Registration Statement.
“Shares” means the Merger Shares and the Founder Shares, along with any equity securities paid as dividends or distributions after the Closing with respect to such shares or into which such shares are exchanged or converted after the Closing.
“Shelf Registration” shall mean a registration of securities pursuant to a registration statement filed with the Commission in accordance with and pursuant to Rule 415 promulgated under the Securities Act (or any successor rule then in effect).
“Sponsor” means DHP SPAC-II Sponsor LLC.
“Subsequent Shelf Registration Statement” shall have the meaning given in Section 3.1.2.
“Third Party Purchaser” means any Person who, immediately prior to the contemplated transaction, does not directly or indirectly own or have the right to acquire any outstanding Common Stock.
“Underwriter” means, solely for the purposes of this Agreement, a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.
“Underwritten Offering” means a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.
2.   LOCKUP.
2.1   General Restrictions on Transfers.   Except as permitted by Section 2.2, none of the Locked-up Holders shall (i) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option, or contract to purchase, purchase any option, or contract to sell, grant any option, right, or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Shares, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Shares, or (iii) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (i), (ii), or (iii) above is to be settled by delivery of Shares or other securities, in cash or otherwise (any of the foregoing described in clauses (i), (ii), or (iii), a “Prohibited Transfer”), prior to the expiration of the Founder Shares Lock-up Period, the Nieri Shares Lock-up Period, the Private Placement Lock-up Period, or the Anchor Investor Shares Lock-up Period (each, a “Lock-up Period”) applicable to such Locked-up Holder.
2.2   Permitted Transfers.
2.2.1   Permitted Transferees.   The provisions of Section 2.1 shall not apply to the transfer of any or all of the Shares (I) to any Permitted Transferee, (II) by virtue of laws of descent and distribution upon the death of an individual and (III) pursuant to a court order or settlement agreement related to the distribution of assets in connection with the dissolution of marriage or civil union; provided, however, that in either of cases (I), (II) or (III), it shall be a condition to such transfer that such transfer complies with the Securities Act and other applicable law, and that the transferee executes and delivers to the Company an agreement stating that the transferee is receiving and holding the Shares subject to the provisions of this Agreement applicable to the Locked-up Holder, and there shall be no further transfer of such Shares except in accordance with this Agreement. As used in this Agreement, the term “Permitted Transferee” shall mean: (1) the members of the Locked-up Holder’s immediate family (for purposes of this Agreement, “immediate family” shall mean with respect to any natural person, any of the following: such person’s spouse or domestic partner, the siblings of such person, and the direct descendants and ascendants (including adopted and step children and parents) of such person), (2) any trust solely for the direct or indirect benefit of the Locked-up Holder or the immediate family of the Locked-up Holder, (3) if the Locked-up Holder is a trust, to the trustor or beneficiary of such trust or to the estate of a beneficiary of such trust, (4) if the Locked-up Holder is an entity, officers, directors, general partners, limited partners, members, or stockholders of such entity that receive such transfer as a distribution, or related investment funds or vehicles controlled or managed by such persons or their respective Affiliates, (5) any Affiliate of the Locked-up Holder; provided, however, that, during an applicable Lock-Up Period, the Nieri Parties shall not transfer Registrable Securities to an Affiliate without the prior written consent of the Sponsor, or (6) any other Locked-Up Holder. The Locked-up Holder further agrees to execute such agreements as may be reasonably requested by the Company that are consistent with the foregoing or that are necessary to give further effect thereto.
2.2.2   Change of Control.   The provisions of Section 2.1 shall not apply to any transfer by any Locked-up Holder pursuant to a merger, stock sale, consolidation or other business combination of the Company with a Third Party Purchaser approved by the board of directors of the Company that results in a change in control of the Company.
2.3   Miscellaneous Provisions Relating to Transfers.
2.3.1   Legend.   During the applicable Lock-up Period, each certificate evidencing any Shares shall be stamped or otherwise imprinted with a legend in substantially the following form, in addition to any other applicable legends:
“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A REGISTRATION RIGHTS AND LOCK UP AGREEMENT, DATED AS OF [•], 2023, BY AND AMONG UNITED HOMES GROUP, INC. (THE “ISSUER”) AND THE ISSUER’S SECURITYHOLDERS NAMED THEREIN, AS AMENDED. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH AGREEMENT. A COPY OF SUCH REGISTRATION RIGHTS AND LOCK UP AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”
2.3.1   Prior Notice.   Prior to the transfer of any Common Stock permitted by Section 2.2, the Holder of such Common Stock shall give the Company at least three (3) Business Days’ prior notice of such permitted transfer, other than in the case of transfers upon the death of an individual.

Prior to the consummation of any such permitted transfer, or prior to any transfer pursuant to which rights and obligations of the transferor under this Agreement are assigned in accordance with the terms of this Agreement, the transferring Holder shall cause the transferee to agree to be bound by the terms and conditions of this Agreement and shall provide any documents required by the transfer agent for the Common Stock to consummate such transfer. Upon any transfer by any Holder of any of its Common Stock, in accordance with the terms of this Agreement and which is made in conjunction with the assignment of such Holder’s rights and obligations hereunder, the transferee thereof shall be substituted for, and shall assume all the rights and obligations under this Agreement, of the transferor thereof.
2.3.2   Compliance with Laws.   Notwithstanding any other provision of this Agreement, each Holder agrees that it will not, directly or indirectly, transfer any of its Common Stock except as permitted under the Securities Act and other applicable federal or state securities laws.
2.3.2   Null and Void.   If any Prohibited Transfer is made or attempted contrary to the provisions of this Agreement, such purported Prohibited Transfer shall be null and void ab initio, and the Company shall refuse to recognize any such purported transferee of the Shares as one of its equity holders for any purpose, and shall refuse to record any such purported Prohibited Transfer of the Shares in the books of the Company. In order to enforce Section 2.1, the Company may impose stop-transfer instructions with respect to the Shares of the Locked-up Holder (and Permitted Transferees and assigns thereof) until the end of the applicable Lock-up Period.
2.3.3   Stockholder Rights.   For the avoidance of any doubt, the Locked-up Holder shall retain all of its rights as a stockholder of the Company during the applicable Lock-up Period, including the right to vote any Shares.
2.3.4   Early Release of Lock-Up Restrictions.   The foregoing notwithstanding, to the extent any Locked-up Holder is granted a release or waiver from the restrictions contained in Section 2.1 prior to the expiration of the applicable Lock-up Period, then all Subject Parties shall be automatically granted a release or waiver from the restrictions contained in this Section 2.1 to the same extent, on substantially the same terms as and on a pro rata basis with, the Locked-up Holder to which such release or waiver is granted.
3.   REGISTRATION RIGHTS.
3.1   Shelf Registration.
3.1.1   Initial Filing.   As soon as practicable following the Closing, but no later than the Filing Date, the Company shall prepare and file with the Commission a Registration Statement for Shelf Registration on Form S-1 covering the resale of all of the Registrable Securities that are not then registered on an effective Registration Statement for an offering to be made on a delayed or continuous basis pursuant to Rule 415 of the Securities Act. Subject to the terms of this Agreement, the Company shall use its commercially reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable after the filing thereof, but in any event prior to the applicable Effectiveness Date, and shall use its commercially reasonable efforts to keep such Registration Statement continuously effective under the Securities Act until all Registrable Securities covered by such Registration Statement have been sold, or may be sold without volume or manner-of-sale restrictions pursuant to Rule 144 promulgated under the Securities Act, without the requirement for the Company to be in compliance with the current public information requirement under Rule 144 promulgated under the Securities Act, as determined by the counsel to the Company pursuant to a written opinion letter to such effect, addressed and acceptable to the transfer agent and the affected Holders (the “Effectiveness Period”). The Company shall telephonically request effectiveness of the Registration Statement as of 5:00 p.m. New York City time on a Business Day. The Company shall promptly notify the Holders by e-mail of the effectiveness of the Registration Statement on the same Business Day that the Company telephonically confirms effectiveness with the Commission. The Company shall, no later than the second Business Day after the effective date of such Registration Statement, file a final Prospectus with the Commission as required by Rule 424 of the Securities Act.

3.1.2   Subsequent Shelf Registration.   If any Shelf Registration Statement ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, the Company shall use its commercially reasonable efforts to, as promptly as is reasonably practicable, cause such Shelf Registration Statement to again become effective under the Securities Act (including using its commercially reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness of such Shelf Registration Statement), and shall use its commercially reasonable efforts to as promptly as is reasonably practicable amend such Shelf Registration Statement in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf Registration Statement or file an additional registration statement as a Shelf Registration (a “Subsequent Shelf Registration Statement”) registering the resale of all Registrable Securities (determined as of two (2) business days prior to such filing). If a Subsequent Shelf Registration Statement is filed, the Company shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration Statement to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof and (ii) keep such Subsequent Shelf Registration Statement continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein, and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Any such Subsequent Shelf Registration shall be on Form S-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf Registration shall be on another appropriate form. In the event that any Holder holds Registrable Securities that are not registered for resale on a delayed or continuous basis, the Company, upon request of a Holder, shall promptly use its commercially reasonable efforts to cause the resale of such Registrable Securities to be covered by either, at the Company’s option, any available Shelf Registration Statement (including by means of a post-effective amendment) or by filing a Subsequent Shelf Registration Statement and causing the same to become effective as soon as practicable after such filing and such Shelf Registration Statement or Subsequent Shelf Registration Statement shall be subject to the terms hereof; provided, however, the Company shall only be required to cause such additional Registrable Securities to be so covered once annually after inquiry of the Holders.
3.1.3   Commission Cutback.   Notwithstanding any other provision of this Agreement, if any SEC Guidance sets forth a limitation on the number of Registrable Securities permitted to be registered on a particular Registration Statement (and notwithstanding that the Company used diligent efforts to advocate with the Commission for the registration of all or a greater portion of Registrable Securities), the number of Registrable Securities to be registered shall be reduced on a on a pro rata basis based on the total number of Registrable Securities held by such Holders (such proportion is referred to herein as “Pro Rata”). In the event of a reduction hereunder, the Company shall give the Holder, as applicable, at least five (5) Business Days prior written notice along with the calculations as to such Holder’s allotment. Promptly after such SEC Guidance is no longer applicable with respect to some or all of the remaining unregistered Registrable Securities, the Company shall file an additional Registration Statement in accordance with this Section 3 with respect to such shares.
3.1.3   Selling Stockholder Questionnaire.   Each Holder agrees to furnish to the Company a completed Selling Stockholder Questionnaire, in the form set forth as Exhibit B hereto, within five (5) Business Days following the date of this Agreement. Each Holder further acknowledges and agrees that it shall not be entitled to be named as a selling security holder in the Registration Statement or use the Prospectus for offers and resales of Registrable Securities at any time unless such Holder has returned to the Company a completed and signed Selling Stockholder Questionnaire. If a Holder of Registrable Securities returns a Selling Stockholder Questionnaire after the deadline specified in the previous sentence, the Company shall use its commercially reasonable efforts to take such actions as are required to name such Holder as a selling security holder in the Registration Statement or any pre-effective or post-effective amendment thereto and to include (to the extent not theretofore included) in the Registration Statement the Registrable Securities identified in such late Selling Stockholder Questionnaire; provided that the Company shall not be required to file an additional Registration Statement solely for such shares.

3.2   Demand Registration.
3.2.1   Request for Registration.   At any time and from time to time on or after the date of this Agreement, the Holders of ten percent (10%) of the Registrable Securities may make a written demand for registration under the Securities Act of all or part of their Registrable Securities, as the case may be (a “Demand Registration”). Any demand for a Demand Registration shall specify the number of shares of Registrable Securities proposed to be sold and the intended method(s) of distribution thereof. The Company will within ten (10) days of the Company’s receipt of the Demand Registration notify, in writing, all other Holders of Registrable Securities of the demand, and each Holder of Registrable Securities who wishes to include all or a portion of such Holder’s Registrable Securities in the Demand Registration (each such Holder including shares of Registrable Securities in such Demand Registration, a “Demanding Holder”) shall so notify the Company, in writing, within ten (10) days after the receipt by the Holder of the notice from the Company. Upon receipt by the Company of any such notice from a Demanding Holder(s), the Demanding Holder(s) shall be entitled to have their Registrable Securities included in the Demand Registration, and the Company shall effect, as soon as reasonably practicable thereafter, but not more than forty five (45) days after the Company’s receipt of the Demand Registration, the Registration of all Registrable Securities requested by the Demanding Holders pursuant to the Demand Registration, subject to Section 3.2.4 and the provisos set forth in Section 4.1.1. The Company shall not be obligated to effect more than an aggregate of four (4) Demand Registrations under this Section 3.2.1 in respect of all Registrable Securities; provided that the Initial Holders shall have the right to demand at least one (1) of such four (4) Demand Registrations.
3.2.2   Effective Registration.   Notwithstanding the provisions of Section 3.2.1 above, a Registration pursuant to a Demand Registration will not count as a Demand Registration unless and until (i) the Registration Statement filed with the Commission with respect to such Demand Registration has been declared effective and (ii) the Company has complied with all of its obligations under this Agreement with respect thereto and (iii) all of the Registrable Securities requested by the Demanding Holders to be registered on behalf of the Demanding Holders in such Form S-1 Registration have been sold, in accordance with Section 4.1 of this Agreement; provided, however, that the Company shall not be obligated to file a another Registration Statement until the Registration Statement that has been previously filed with respect to a Registration pursuant to a Demand Registration becomes effective or is subsequently terminated.
3.2.3   Underwritten Offering.   If a majority-in-interest of the Demanding Holders so advise the Company as part of their written demand for a Demand Registration that the offering of the Registrable Securities pursuant to such Demand Registration shall be in the form of an Underwritten Offering, then the offering of such Registrable Securities pursuant to such Demand Registration shall be in the form of an Underwritten Offering. In such event, the right of any Demanding Holder to include its Registrable Securities in such registration shall be conditioned upon such Demanding Holder’s participation in such Underwritten Offering and the inclusion of such Demanding Holder’s Registrable Securities in such Underwritten Offering to the extent provided herein. All Demanding Holders proposing to distribute their Registrable Securities through such Underwritten Offering pursuant to this Section 3.2.3 shall enter into an underwriting agreement in customary form with the Underwriter or Underwriters selected for such Underwritten Offering by a majority-in-interest of the Demanding Holders participating in the Demand Registration.
3.2.4   Reduction of Offering.   If the managing Underwriter or Underwriters for a Demand Registration that is to be an Underwritten Offering, in good faith, advises the Company and the Demanding Holders in writing that the dollar amount or number of shares of Registrable Securities which the Demanding Holders desire to sell, taken together with all other Common Stock or other securities which the Company desires to sell and the Common Stock, if any, as to which Registration has been requested pursuant to written contractual piggy-back registration rights held by other stockholders of the Company who desire to sell, exceeds the maximum dollar amount or maximum number of shares that can be sold in such Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such Underwritten Offering (such maximum dollar amount or maximum number of shares, as applicable, the “Maximum Number of Shares” ), then the Company shall include in such Demand Registration: (i) first, the Registrable Securities as to which Demand Registration has been requested by the Demanding Holders (Pro Rata in accordance with the number of shares that each such Demanding Holder has requested be included in such Registration, regardless of the number of shares held by each such Demanding Holder) that can be sold without exceeding the Maximum Number of Shares; (ii) second, to the extent that the Maximum Number of Shares has not been reached under the foregoing clause (i), the Registrable Securities of Holders exercising their rights to register their Registrable Securities that can be sold without exceeding the Maximum Number of Shares; and (iii) third, to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (i) and (ii), Common Stock or other securities that the Company desires to sell that can be sold without exceeding the Maximum Number of Shares.
3.2.5   Withdrawal.   A majority-in-interest of the Demanding Holders shall have the right to withdraw from a Registration pursuant to a Demand Registration for any or no reason whatsoever by giving written notice to the Company and the Underwriter or Underwriters of their intention to withdraw from such Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Demand Registration. If the majority-in-interest of the Demanding Holders withdraws from a proposed Underwritten Offering relating to a Demand Registration, then such registration shall not count as a Demand Registration provided for in Section 3.2. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for all fees and expenses incurred in connection with a Registration pursuant to a Demand Registration prior to its withdrawal under this Section 3.2.5.
3.3   Piggy-Back Registration.
3.3.1   Piggy-Back Rights.   If at any time on or after the date of this Agreement the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into, equity securities, by the Company for its own account or for stockholders of the Company for their account (or by the Company and by stockholders of the Company including, without limitation, pursuant to Section 3.2), other than a Registration Statement (i) filed in connection with any employee stock option or other benefit plan, (ii) for an exchange offer or offering of securities solely to the Company’s existing stockholders, (iii) for an offering of debt that is convertible into equity securities of the Company, (iv) filed on Form S-4 or (v) for a dividend reinvestment plan, then the Company shall (x) give written notice of such proposed filing to the Holders of Registrable Securities as soon as practicable but in no event less than twenty (20) days before the anticipated filing date, which notice shall describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, of the offering, and (y) offer to the Holders of Registrable Securities in such notice the opportunity to register the sale of such number of shares of Registrable Securities as such Holders may request in writing within ten (10) days following receipt of such notice (a “Piggy-Back Registration” ). The Company shall, in good faith, cause such Registrable Securities to be included in such Registration and shall use its best efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested to be included in a Piggy-Back Registration on the same terms and conditions as any similar securities of the Company and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All Holders of Registrable Securities proposing to distribute their securities through a Piggy-Back Registration that involves an Underwriter or Underwriters shall enter into an underwriting agreement in customary form with the Underwriter or Underwriters selected by the Company for such Piggy-Back Registration.
3.3.2   Reduction of Offering.   If the managing Underwriter or Underwriters for a Piggy-Back Registration that is to be an Underwritten Offering advises the Company and the Holders of Registrable Securities in writing that the dollar amount or number of Common Stock which the Company desires to sell, taken together with the Common Stock, if any, as to which Registration has been demanded pursuant to written contractual arrangements with persons other than the

Holders of Registrable Securities hereunder, the Registrable Securities as to which Registration has been requested under this Section 3.3, and the Common Stock, if any, as to which Registration has been requested pursuant to the terms hereof exceeds the Maximum Number of Shares, then the Company shall include in any such Registration:
a)   If the Registration is undertaken for the Company’s account: (A) first, the Common Stock or other securities that the Company desires to sell that can be sold without exceeding the Maximum Number of Shares; and (B) second, to the extent that the Maximum Number of Shares has not been reached under the foregoing clause (A), the Common Stock or other securities, if any, comprised of Registrable Securities as to which Registration has been requested pursuant to the terms hereof, Pro Rata, that can be sold without exceeding the Maximum Number of Shares; and (C) third, to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (A) and (B), the Common Stock or other securities for the account of other persons that the Company is obligated to register pursuant to written contractual piggy-back registration rights with such persons and that can be sold without exceeding the Maximum Number of Shares;
b)   If the Registration is a “demand” registration undertaken at the demand of persons other than the Holders of Registrable Securities, (A) first, the Common Stock or other securities for the account of the demanding persons that can be sold without exceeding the Maximum Number of Shares; (B) second, to the extent that the Maximum Number of Shares has not been reached under the foregoing clause (A), the Common Stock or other securities comprised of Registrable Securities, Pro Rata, as to which registration has been requested pursuant to the terms hereof, that can be sold without exceeding the Maximum Number of Shares; and (C) third, to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (A) and (B), the Common Stock or other securities that the Company desires to sell that can be sold without exceeding the Maximum Number of Shares; and (D) fourth, to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (A), (B) and (C), the Common Stock or other securities for the account of other persons that the Company is obligated to register pursuant to written contractual arrangements with such persons, that can be sold without exceeding the Maximum Number of Shares.
3.3.3   Withdrawal.   Any Holder of Registrable Securities shall have the right to withdraw, for any reason or for no reason whatsoever, such Holder’s request for inclusion of Registrable Securities in any Piggy-Back Registration by giving written notice to the Company of their intention to withdraw from such Piggy-Back Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggy-Back Registration. The Company (whether on its own good-faith determination or as the result of a withdrawal by persons making a demand pursuant to written contractual obligations) may withdraw a Registration Statement filed with the Commission with respect to a Piggy-Back Registration at any time prior to the effectiveness of such Registration Statement. Notwithstanding any such withdrawal, the Company shall pay all expenses incurred by the Holders of Registrable Securities in connection with such Piggy-Back Registration.
3.3.4   Unlimited Piggy-Back Registration Rights.   For purposes of clarity, any Registration effected pursuant to Section 3.3 hereof shall not be counted as a Registration pursuant to a Demand Registration effected under Section 3.2 hereof. The Holders shall have unlimited Piggy-Back Registration Rights.
3.4   Registrations on Form S-3.   The Holders of Registrable Securities may at any time and from time to time, request in writing that the Company register the resale of any or all of such Registrable Securities on Form S-3 or any similar short-form registration which may be available at such time (“Form S‑3”); provided, however, that the Company shall not be obligated to effect such request through an Underwritten Offering. Upon receipt of such written request, the Company will promptly give written notice of the proposed Registration to all other Holders of Registrable Securities, and, as soon as practicable thereafter, effect the Registration of all or such portion of such Holder’s or Holders’ Registrable Securities as are specified in such request, together with all or such portion of the Registrable

Securities or other securities of the Company, if any, of any other Holder or Holders joining in such request as are specified in a written request given within fifteen (15) days after receipt of such written notice from the Company; provided, however, that the Company shall not be obligated to effect any such Registration pursuant to this Section 3.4 if Form S-3 is not available for such offering. Registrations effected pursuant to this Section 3.4 shall not be counted as Demand Registrations effected pursuant to Section 3.2.
3.5   Block Trades; Other Coordinated Offerings.
3.5.1   Notwithstanding any other provision of this Section 3.5, at any time and from time to time when an effective Shelf Registration is on file with the Commission, if a Demanding Holder wishes to engage in (a) an underwritten registered offering (whether firm commitment or otherwise) not involving a “road show” or other substantial marketing efforts prior to pricing (commonly referred to as a “Block Trade”) or (b) an otherwise coordinated “at the market” or similar registered offering through a broker, sales agent or distribution agent, whether as agent or principal (an “Other Coordinated Offering”), in each case, with a total offering price reasonably expected to exceed, in the aggregate, either (x) $10 million or (y) all remaining Registrable Securities held by the Demanding Holder, then such Demanding Holder shall notify the Company of the Block Trade or Other Coordinated Offering at least five (5) business days prior to the day such Block Trade or Other Coordinated Offering, as applicable, is expected to commence, and the Company shall as expeditiously as possible use its commercially reasonable efforts to facilitate such Block Trade or Other Coordinated Offering; provided that the Demanding Holders representing a majority of the Registrable Securities wishing to engage in the Block Trade or Other Coordinated Offering shall use commercially reasonable efforts to work with the Company and any Underwriters, brokers, sales agents, or placement agents prior to making such request in order to facilitate preparation of the registration statement, prospectus, and other offering documentation related to the Block Trade or Other Coordinated Offering.
3.5.2   The Company may facilitate a Block Trade or Other Coordinated Offering if it determines that sufficient shares shall be traded by any Holder or Holders that would be more efficiently traded as a block trade.
3.5.3   Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Block Trade or Other Coordinated Offering, a majority-in-interest of the Demanding Holders initiating such Block Trade or Other Coordinated Offering shall have the right to submit a notice to the Company and the Underwriter(s) if any, of their intention to withdraw from such Block Trade or Other Coordinated Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Block Trade or Other Coordinated Offering prior to its withdrawal under this Section 3.5.3.
3.5.4   Notwithstanding anything to the contrary in this Agreement, Section 3.3 shall not apply to a Block Trade or Other Coordinated Offering initiated by a Demanding Holder pursuant to this Section 3.5.
3.5.5   The Company shall have the right to select the Underwriters, and brokers, sale agents, or placement agents (if any) for such Block Trade or Other Coordinated Offering, in each case, which shall consist of one or more reputable nationally recognized investment bank.
3.5.6   A Holder in the aggregate may demand no more than two (2) Block Trades or Other Coordinated Offerings pursuant to this Section 3.5 in any twelve (12) month period.
4.   REGISTRATION PROCEDURES.
4.1   Filings; Information.   Whenever the Company is required to effect the Registration of any Registrable Securities pursuant to Section 3, the Company shall use its best efforts to effect the registration and sale of such Registrable Securities in accordance with the intended method(s) of distribution thereof as expeditiously as practicable, and in connection with any such request:
4.1.1   Filing Registration Statement.   The Company shall prepare and file with the Commission within the time frame required by Section 3.1 and Section 3.2, to the extent applicable, a

Registration Statement on any form for which the Company then qualifies or which counsel for the Company shall deem appropriate and which form shall be available for the sale of all Registrable Securities to be registered thereunder in accordance with the intended method(s) of distribution thereof, and shall use its best efforts to cause such Registration Statement to become effective and use its best efforts to keep it effective for the period required by Section 4.1.3; provided, however, that the Company shall have the right to defer any Demand Registration for up to ninety (90) days, and any Piggy-Back Registration for such period as may be applicable to deferment of any demand registration to which such Piggy-Back Registration relates, in each case if the Company shall furnish to the Holders a certificate signed by Chief Executive Officer or Chairman of the Company stating that, in the good faith judgment of the Board of Directors of the Company, it would be materially detrimental to the Company and its stockholders for such Registration Statement to be effected at such time; provided further, however, that the Company shall not have the right to exercise the right set forth in this provision more than once in any 365-day period in respect of a Demand Registration hereunder.
4.1.2   Copies.   The Company shall, at least five (5) days prior to filing a Registration Statement or prospectus, or any amendment or supplement thereto, furnish without charge to the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the prospectus included in such Registration Statement (including each preliminary prospectus), and such other documents as the Holders of Registrable Securities included in such Registration or legal counsel for any such Holders may request in order to facilitate the disposition of the Registrable Securities owned by such Holders.
4.1.3   Amendments and Supplements.   The Company shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements to such Registration Statement and the prospectus used in connection therewith as may be necessary to keep such Registration Statement effective and in compliance with the provisions of the Securities Act until all Registrable Securities and other securities covered by such Registration Statement have been disposed of in accordance with the intended method(s) of distribution set forth in such Registration Statement or such securities have been withdrawn.
4.1.4   Notification.   After the filing of a Registration Statement, the Company shall promptly, and in no event more than two (2) business days after such filing, notify the Holders of Registrable Securities included in such Registration Statement of such filing, and shall further notify such Holders promptly and confirm such advice in writing in all events within two (2) business days of the occurrence of any of the following: (i) when such Registration Statement becomes effective; (ii) when any post-effective amendment to such Registration Statement becomes effective; (iii) the issuance or threatened issuance by the Commission of any stop order (and the Company shall take all actions required to prevent the entry of such stop order or to remove it if entered); and (iv) any request by the Commission for any amendment or supplement to such Registration Statement or any prospectus relating thereto or for additional information or of the occurrence of an event requiring the preparation of a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of the securities covered by such Registration Statement, such prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and promptly make available to the Holders of Registrable Securities included in such Registration Statement any such supplement or amendment; except that before filing with the Commission a Registration Statement or prospectus or any amendment or supplement thereto, including documents incorporated by reference, the Company shall furnish to the Holders of Registrable Securities included in such Registration Statement and to the legal counsel for any such Holders, copies of all such documents proposed to be filed sufficiently in advance of filing to provide such Holders and legal counsel with a reasonable opportunity to review such documents and comment thereon, and the Company shall not file any Registration Statement or prospectus or amendment or supplement thereto, including documents incorporated by reference, to which such Holders or their legal counsel shall object.

4.1.5   State Securities Laws Compliance.   The Company shall use its best efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this paragraph or subject itself to taxation in any such jurisdiction.
4.1.6   Agreements for Disposition.   The Company shall enter into customary agreements (including, if applicable, an underwriting agreement in customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of such Registrable Securities. The representations, warranties, and covenants of the Company in any underwriting agreement which are made to or for the benefit of any Underwriters, to the extent applicable, shall also be made to and for the benefit of the Holders of Registrable Securities included in such registration statement. No Holder of Registrable Securities included in such registration statement shall be required to make any representations or warranties in the underwriting agreement except, if applicable, with respect to such Holder’s organization, good standing, authority, title to Registrable Securities, lack of conflict of such sale with such Holder’s material agreements and organizational documents, and with respect to written information relating to such Holder that such Holder has furnished in writing expressly for inclusion in such Registration Statement.
4.1.7   Cooperation.   The principal executive officer of the Company, the principal financial officer of the Company, the principal accounting officer of the Company, and all other officers and members of the management of the Company shall cooperate fully in any offering of Registrable Securities hereunder, which cooperation shall include, without limitation, the preparation of the Registration Statement with respect to such offering and all other offering materials and related documents, and participation in meetings with Underwriters, attorneys, accountants, and potential Holders.
4.1.8   Records.   The Company shall make available for inspection by the Holders of Registrable Securities included in such Registration Statement, any Underwriter participating in any disposition pursuant to such registration statement and any attorney, accountant, or other professional retained by any Holder of Registrable Securities included in such Registration Statement or any Underwriter, all financial and other records, pertinent corporate documents, and properties of the Company, as shall be necessary to enable them to exercise their due diligence responsibility, and cause the Company’s officers, directors, and employees to supply all information requested by any of them in connection with such Registration Statement.
4.1.9   Opinions and Comfort Letters.   Upon request, the Company shall furnish to each Holder of Registrable Securities included in any Registration Statement a signed counterpart, addressed to such Holder, of (i) any opinion of counsel to the Company delivered to any Underwriter and (ii) any comfort letter from the Company’s independent public accountants delivered to any Underwriter. In the event no legal opinion is delivered to any Underwriter, the Company shall furnish to each Holder of Registrable Securities included in such Registration Statement, at any time that such Holder elects to use a prospectus, an opinion of counsel to the Company to the effect that the Registration Statement containing such prospectus has been declared effective and that no stop order is in effect.
4.1.10   Earnings Statement.   The Company shall comply with all applicable rules and regulations of the Commission and the Securities Act, and make available to its stockholders, as soon as practicable, an earnings statement covering a period of twelve (12) months, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder.

4.1.11   Listing.   The Company shall use its best efforts to cause all Registrable Securities included in any registration to be listed on such exchanges or otherwise designated for trading in the same manner as similar securities issued by the Company are then listed or designated or, if no such similar securities are then listed or designated, in a manner satisfactory to the Holders of a majority of the Registrable Securities included in such registration.
4.1.12   Road Show.   If the registration involves the registration of Registrable Securities involving gross proceeds in excess of $25 million, the Company shall use its reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in any Underwritten Offering.
4.1.13   Transfer Agent:   The Company shall provide a transfer agent and registrar for all Registrable Securities no later than the effective date of such Registration Statement.
4.2   Obligation to Suspend Distribution.   Upon receipt of any notice from the Company of the happening of any event of the kind described in Section 4.1.4(iv), or, in the case of a resale registration on Form S-3 pursuant to Section 3.3 hereof, upon any suspension by the Company, pursuant to a written insider trading compliance program adopted by the Company’s Board of Directors, of the ability of all “insiders” covered by such program to transact in the Company’s securities because of the existence of material non-public information, each Holder of Registrable Securities included in any registration shall immediately discontinue disposition of such Registrable Securities pursuant to the Registration Statement covering such Registrable Securities until such Holder receives the supplemented or amended prospectus contemplated by Section 4.1.4(iv) or the restriction on the ability of “insiders” to transact in the Company’s securities is removed, as applicable, and, if so directed by the Company, each such Holder will deliver to the Company all copies, other than permanent file copies then in such Holder’s possession, of the most recent prospectus covering such Registrable Securities at the time of receipt of such notice.
4.3   Registration Expenses.   The Company shall bear all costs and expenses incurred in connection with any Shelf Registration pursuant to Section 3.1, Demand Registration pursuant to Section 3.2, any Piggy-Back Registration pursuant to Section 3.3, and any registration on Form S-3 effected pursuant to Section 3.3.5, and all expenses incurred in performing or complying with its other obligations under this Agreement, whether or not the Registration Statement becomes effective, including, without limitation: (i) all registration and filing fees; (ii) fees and expenses of compliance with securities or “blue sky” laws (including fees and disbursements of counsel in connection with blue sky qualifications of the Registrable Securities); (iii) printing expenses; (iv) the fees and expenses incurred in connection with the listing of the Registrable Securities as required by Section 4.1.11; (v) Financial Industry Regulatory Authority fees; (vi) fees and disbursements of counsel for the Company and fees and expenses for independent certified public accountants retained by the Company (including the expenses or costs associated with the delivery of any opinions or comfort letters requested pursuant to Section 4.1.9); and (vii) the reasonable fees and expenses of any special experts retained by the Company in connection with such registration. The Company shall have no obligation to pay (i) any underwriting discounts or selling commissions attributable to the Registrable Securities being sold by the Holders thereof, which underwriting discounts or selling commissions shall be borne by such Holders, or (ii) the fees and expenses of any legal counsel representing any Holders (other than the reasonable fees and expenses of one legal counsel selected by the majority-in-interest of the Registrable Securities requested to be registered by the Demanding Holders or the Initial Holders, as the case may be, in an Underwritten Offering, Block Trade or Other Coordinated Offering (not to exceed $75,000 for each offering without the prior written consent of the Company). Additionally, in an Underwritten Offering, all selling stockholders and the Company shall bear the incremental expenses of the Underwriter pro rata in proportion to the respective amount of shares each is selling in such offering.
4.4   Information.   The Holders of Registrable Securities shall provide such information as may reasonably be requested by the Company, or the managing Underwriter, if any, in connection with the preparation of any Registration Statement, including amendments and supplements thereto, in order to effect the registration of any Registrable Securities under the Securities Act pursuant to Section 3 and in connection with the Company’s obligation to comply with Federal and applicable state securities laws.

In addition, the Holders of Registrable Securities shall comply with all prospectus delivery requirements under the Securities Act and applicable SEC regulations.
4.5   Legend Removal Obligations.   In connection with the written request of any Holder, the Company shall remove any restrictive legend included on the certificates (or, in the case of book-entry shares, any other instrument or record) representing such Holder’s or Permitted Transferee’s ownership of Registrable Securities, and promptly issue a certificate (or evidence of the issuance of securities in book-entry form) without such restrictive legend or any other restrictive legend to the Holder of the applicable shares of Registrable Securities upon which it is stamped, if (i) such Registrable Securities are registered for resale under the Securities Act and such Registration Statement for such Registrable Securities has not been suspended under the Securities Act, the Exchange Act or the rules and regulations of the Commission promulgated thereunder, (ii) such Registrable Securities are sold or transferred pursuant to Rule 144 promulgated under the Securities Act, or (iii) such Registrable Securities are eligible for sale pursuant to Section 4(a)(1) of the Securities Act or Rule 144 without volume or manner-of-sale restrictions. Following the earlier of (A) the effective date of a Registration Statement registering such Registrable Securities or (B) Rule 144 becoming available for the resale of such Registrable Securities without volume or manner-of-sale restrictions, the Company upon the written request of the Holder or its Permitted Transferee, shall instruct the Company’s transfer agent to remove the legend from such Registrable Securities (in whatever form) and shall cause the Company’s counsel to issue any legend removal opinion required by the transfer agent. Any reasonable and documented fees (with respect to the transfer agent, the Company’s counsel, or otherwise) associated with the removal of such legend shall be borne by the Company. If a legend is no longer required pursuant to the foregoing, the Company will, as soon as practicable following the delivery by any Holder or its Permitted Transferee to the Company or the transfer agent (with notice to the Company) of a legended certificate (if applicable) representing such Registrable Securities and, to the extent such sale is not pursuant to an effective registration statement, such other documentation as reasonably requested by the Company, deliver or cause to be delivered to the Holder of such Registrable Securities a certificate representing such Registrable Securities (or evidence of the issuance of such Registrable Securities in book-entry form) that is free from all restrictive legends; provided that, notwithstanding the foregoing, the Company will not be required to deliver any opinion, authorization, certificate, or direction to remove the restrictive legend pursuant to this Section 4.5 if (x) removal of the legend would result in or facilitate transfer of securities in violation of applicable law or (y) following receipt of instruction from the Company, the transfer agent refuses to remove the legend.
4.6   Reporting Obligations.   As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings; provided that any documents publicly filed or furnished with the Commission pursuant to EDGAR shall be deemed to have been furnished or delivered to the Holders pursuant to this Section 4.6. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell shares of Common Stock held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule then in effect). Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

5.   INDEMNIFICATION AND CONTRIBUTION.
5.1   Indemnification by the Company.   The Company agrees to indemnify and hold harmless each Holder of Registrable Securities, and each of their respective officers, employees, Affiliates, directors, partners, members, attorneys, and agents, and each person, if any, who controls a Holder of Registrable Securities (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) (each, an “Holder Indemnified Party” ), from and against any expenses, losses, judgments, claims, damages, or liabilities, whether joint or several, arising out of or based upon any untrue statement (or allegedly untrue statement) of a material fact contained in any Registration Statement under which the sale of such Registrable Securities was registered under the Securities Act, any preliminary prospectus, final prospectus or summary prospectus contained in the Registration Statement, or any amendment or supplement to such Registration Statement, or arising out of or based upon any omission (or alleged omission) to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by the Company of the Securities Act or any rule or regulation promulgated thereunder applicable to the Company and relating to action or inaction required of the Company in connection with any such registration; and the Company shall promptly reimburse the Holder Indemnified Party for any legal and any other expenses reasonably incurred by such Holder Indemnified Party in connection with investigating and defending any such expense, loss, judgment, claim, damage, liability, or action; provided, however, that the Company will not be liable in any such case to the extent that any such expense, loss, claim, damage, or liability arises out of or is based upon any untrue statement or allegedly untrue statement or omission or alleged omission made in such Registration Statement, preliminary prospectus, final prospectus, or summary prospectus, or any such amendment or supplement, in reliance upon and in conformity with information furnished to the Company, in writing, by such selling Holder expressly for use therein. The Company also shall indemnify any Underwriter of the Registrable Securities, their officers, Affiliates, directors, partners, members, and agents and each person who controls such Underwriter on substantially the same basis as that of the indemnification provided above in this Section 5.1.
5.2   Indemnification by Holders of Registrable Securities.   Each selling Holder will, in the event that any Registration is being effected under the Securities Act pursuant to this Agreement of any Registrable Securities held by such selling Holder, indemnify and hold harmless the Company, each of its directors and officers and each Underwriter (if any), and each other selling Holder and each other person, if any, who controls another selling Holder or such Underwriter within the meaning of the Securities Act, against any losses, claims, judgments, damages, or liabilities, whether joint or several, insofar as such losses, claims, judgments, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or allegedly untrue statement of a material fact contained in any Registration Statement under which the sale of such Registrable Securities was registered under the Securities Act, any preliminary prospectus, final prospectus, or summary prospectus contained in the Registration Statement, or any amendment or supplement to the Registration Statement, or arise out of or are based upon any omission or the alleged omission to state a material fact required to be stated therein or necessary to make the statement therein not misleading, if the statement or omission was made in reliance upon and in conformity with information furnished in writing to the Company by such selling Holder expressly for use therein, and shall reimburse the Company, its directors and officers, and each other selling Holder or controlling person for any legal or other expenses reasonably incurred by any of them in connection with investigation or defending any such loss, claim, damage, liability, or action. Each selling Holder’s indemnification obligations hereunder shall be several and not joint and shall be limited to the amount of any net proceeds actually received by such selling Holder.
5.3   Conduct of Indemnification Proceedings.   Promptly after receipt by any person of any notice of any loss, claim, damage, or liability or any action in respect of which indemnity may be sought pursuant to Section 5.1 or 5.2, such person (the “Indemnified Party”) shall, if a claim in respect thereof is to be made against any other person for indemnification hereunder, notify such other person (the “Indemnifying Party” ) in writing of the loss, claim, judgment, damage, liability, or action; provided, however, that the failure by the Indemnified Party to notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability which the Indemnifying Party may have to such Indemnified Party hereunder, except and solely to the extent the Indemnifying Party is actually prejudiced by such failure. If the Indemnified Party is seeking indemnification with respect to any claim or action brought against the Indemnified Party, then the Indemnifying Party shall be entitled to participate in such claim or action, and, to the extent that it wishes, jointly with all other Indemnifying Parties, to assume control of the defense thereof with counsel satisfactory to the Indemnified Party. After notice from the Indemnifying Party to the Indemnified Party of its election to assume control of the defense of such claim or action, the Indemnifying Party shall not be liable to the Indemnified Party for any legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof other than reasonable costs of investigation; provided, however, that in any action in which both the Indemnified Party and the Indemnifying Party are named as defendants, the Indemnified Party shall have the right to employ separate counsel (but no more than one such separate counsel) to represent the Indemnified Party and its controlling persons who may be subject to liability arising out of any claim in respect of which indemnity may be sought by the Indemnified Party against the Indemnifying Party, with the fees and expenses of such counsel to be paid by such Indemnifying Party if, based upon the written opinion of counsel of such Indemnified Party, representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, consent to entry of judgment or effect any settlement of any claim or pending or threatened proceeding in respect of which the Indemnified Party is or could have been a party and indemnity could have been sought hereunder by such Indemnified Party, unless such judgment or settlement includes an unconditional release of such Indemnified Party from all liability arising out of such claim or proceeding.
5.4   Contribution.
5.4.1   If the indemnification provided for in the foregoing Sections 5.1, 5.2, and 5.3 is unavailable to any Indemnified Party in respect of any loss, claim, damage, liability, or action referred to herein, then each such Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such loss, claim, damage, liability, or action in such proportion as is appropriate to reflect the relative fault of the Indemnified Parties and the Indemnifying Parties in connection with the actions or omissions which resulted in such loss, claim, damage, liability, or action, as well as any other relevant equitable considerations. The relative fault of any Indemnified Party and any Indemnifying Party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by such Indemnified Party or such Indemnifying Party and the parties’ relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission.
5.4.2   The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 5.4 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding Section 5.4.1.
5.4.3   The amount paid or payable by an Indemnified Party as a result of any loss, claim, damage, liability, or action referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses incurred by such Indemnified Party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 5.4, no Holder of Registrable Securities shall be required to contribute any amount in excess of the dollar amount of the net proceeds (after payment of any underwriting fees, discounts, commissions, or taxes) actually received by such Holder from the sale of Registrable Securities which gave rise to such contribution obligation. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.
5.5   Survival.   The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the Indemnified Party or any officer, director, or controlling person of such Indemnified Party and shall survive the transfer of securities.
6.   RULE 144.   The Company covenants that it shall file any reports required to be filed by it under the Securities Act and the Exchange Act and shall take such further action as the Holders of Registrable Securities may reasonably request, all to the extent required from time to time to enable such Holders to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 under the Securities Act, as such Rules may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission.
7.   MISCELLANEOUS.
7.1   Other Registration Rights.   The Company represents and warrants that no person, other than the Holders of the Registrable Securities, has any right to require the Company to register any shares of the Company’s capital stock for sale or to include shares of the Company’s capital stock in any registration filed by the Company for the sale of shares of capital stock for its own account or for the account of any other person, other than the Existing Agreement, which is hereby terminated. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.
7.2   Assignment; No Third Party Beneficiaries.
7.2.1   This Agreement and the rights, duties, and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.
7.2.2   Prior to the expiration of the applicable Lock-Up Period to the Registrable Securities are subject, no Holder may assign or delegate such Holder’s rights, duties or obligations under this Agreement, in whole or in part, except in connection with a transfer of Registrable Securities by such Holder to a Permitted Transferee in accordance with the terms of this Agreement; provided however, that no assignment by any Holder shall be binding upon or obligate the Company unless and until the Company shall have received (i) prior written notice of such assignment and (ii) a joinder to this Agreement executed by the assignee, in a form reasonably acceptable to the Company. Any transfer or assignment made other than as provided in this Section 7.2 shall be null and void.
7.2.3   This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees. This Agreement is not intended to confer any rights or benefits on any persons that are not party hereto other than as expressly set forth in Article 5 and this Section 7.2.
7.3   Notices.   All notices, demands, requests, consents, approvals, or other communications (collectively, “Notices” ) required or permitted to be given hereunder or which are given with respect to this Agreement shall be in writing and shall be personally served, delivered by reputable air courier service with charges prepaid, or transmitted by hand delivery, telegram, telex, or facsimile, addressed as set forth below, or to such other address as such party shall have specified most recently by written notice. Notice shall be deemed given on the date of service or transmission if personally served or transmitted by telegram, telex, or facsimile; provided, that if such service or transmission is not on a business day or is after normal business hours, then such notice shall be deemed given on the next business day. Notice otherwise sent as provided herein shall be deemed given on the next business day following timely delivery of such notice to a reputable air courier service with an order for next-day delivery.
To the Company before the Closing:
DiamondHead Holdings Corp.
250 Park Ave., 7th Floor
New York, New York 10177
Attention:
David T. Hamamoto
Keith Feldman

Email:
hamamoto@diamondheadpartners.com;
feldman@diamondheadpartners.com

with a copy to:
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
Attention:
Robert Downes
Audra Cohen

E-mail:
downesr@sullcrom.com
cohena@sullcrom.com

To the Company after the Closing:
Great Southern Homes, Inc.
90 N Royal Tower Drive
Irmo, South Carolina 29063
Attention:
Tom O’Grady, Chief Administrative Officer
Steve Lenker, Executive Vice President and General Counsel

Email:
tomogrady@greatsouthernhomes.com
stevelenker@greatsouthernhomes.com

with a copy to:
Nelson Mullins Riley & Scarborough LLP
101 Constitution Avenue, NW, Suite 900
Washington, D.C., 20001
Attention:
Andrew M. Tucker
Erin Reeves McGinnis

Email:
andy.tucker@nelsonmullins.com
erin.reevesmcginnis@nelsonmullins.com

To a Holder, to the address set forth below such Holder’s name on Exhibit A hereto.
7.4   Severability.   This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible that is valid and enforceable.
7.5   Counterparts.   This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument.
7.6   Entire Agreement.   This Agreement (including all agreements entered into pursuant hereto and all certificates and instruments delivered pursuant hereto and thereto) constitute the entire agreement of the parties with respect to the subject matter hereof and supersede all prior and contemporaneous agreements, representations, understandings, negotiations, and discussions between the parties, whether oral or written, including, but not limited to, the Existing Agreement.
7.7   Modifications and Amendments.   No amendment, modification, or termination of this Agreement shall be binding upon the Company unless executed in writing by the Company. No amendment or modification of this Agreement shall be binding upon the Holders of the Registrable Securities unless executed in writing by the Holders of a majority of the Registrable Securities; provided, however, that (i) so long as the Initial Holders in the aggregate hold at least five percent of the outstanding shares of Common Stock of the Company, any amendment, modification or waiver under this Agreement shall require the prior written consent of the Sponsor and (ii) in the event any such amendment or modification would be adverse in any material respect to the material rights or obligations hereunder of a Holder of the Registrable Securities, the written consent of such Holder will also be required.

7.8   Titles and Headings.   Titles and headings of sections of this Agreement are for convenience only and shall not affect the construction of any provision of this Agreement.
7.9   Waivers and Extensions.   Any party to this Agreement may waive any right, breach, or default which such party has the right to waive; provided that such waiver will not be effective against the waiving party unless it is in writing, is signed by such party, and specifically refers to this Agreement. Waivers may be made in advance or after the right waived has arisen or the breach or default waived has occurred. Any waiver may be conditional. No waiver of any breach of any agreement or provision herein contained shall be deemed a waiver of any preceding or succeeding breach thereof nor of any other agreement or provision herein contained. No waiver or extension of time for performance of any obligations or acts shall be deemed a waiver or extension of the time for performance of any other obligations or acts.
7.10   Governing Law.   This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than those of the State of Delaware. Each party hereto hereby irrevocably consents to the exclusive jurisdiction of the courts of the State of Delaware and the United States District Court therein in connection with any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement.
7.11   Waiver of Trial by Jury.   EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES THE RIGHT TO A TRIAL BY JURY IN ANY ACTION, SUIT, COUNTERCLAIM, OR OTHER PROCEEDING (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF, CONNECTED WITH, OR RELATING TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY, OR THE ACTIONS OF THE HOLDER IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE, OR ENFORCEMENT HEREOF.
7.12   Termination of Existing Agreement.   The Existing Agreement is hereby terminated in its entirety and shall be null and void and of no further force or effect, without any action or notice on the part of the parties hereto.
7.13   Term.   This Agreement shall terminate upon the earlier of (i) the tenth anniversary of the date of this Agreement or (ii) the date as of which (A) all of the Registrable Securities have been sold pursuant to a Registration Statement (but in no event prior to the applicable period referred to in Section 4(a)(3) of the Securities Act and Rule 174 thereunder (or any successor rule promulgated thereafter by the Commission)) or (B) the Holders of all Registrable Securities are permitted to sell the Registrable Securities under Rule 144 (or any similar provision) under the Securities Act without limitation on the amount of securities sold or the manner of sale. The provisions of Section 4.6 and Article V shall survive any termination.
7.14   Holder Information.   Each Holder agrees, if requested by the Company in writing, to represent to the Company the total number of Registrable Securities held by such Holder in order for the Company to make determinations hereunder.
[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties have caused this Amended and Restated Registration Rights and Lockup Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.
COMPANY:
UNITED HOMES GROUP, INC.
By:

Name:

Title:

HOLDERS:
[                 ]

Annex E
SPONSOR SUPPORT AGREEMENT
This Sponsor Support Agreement (this “Sponsor Agreement”) is dated as of September 10, 2022, by and among DHP SPAC-II Sponsor LLC, a Delaware limited liability company (together with any permitted Affiliate transferees pursuant to Section 1.2, the “Sponsor”), DiamondHead Holdings Corp., a Delaware corporation (“DHHC”), and Great Southern Homes, Inc., a South Carolina corporation (the “Company”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Business Combination Agreement (as defined below).
RECITALS
WHEREAS, as of the date hereof, the Sponsor holds 8,625,000 Class B Shares (the “Class B Shares”) and 4,983,999 Private Placement Warrants, with each such Private Placement Warrant exercisable for one DHHC Class A Share (the “DHHC Warrants”);
WHEREAS, the Obsidian Master Fund, BlackRock Credit Alpha Master Fund, L.P., HC NCBR FUND and Riverview Group LLC (collectively, the “Anchor Investors”) hold the number of Private Placement Warrants set forth opposite such Anchor Investor’s name on Schedule I, and each such Anchor Investor is party to a securities subscription agreement (collectively, the “Anchor Investor Agreements”) with DHHC and the Sponsor pursuant to which, in connection with a “Business Combination” (as defined in each Anchor Investor Agreement), each Anchor Investor has agreed to potential changes in the terms or amount of any Class B Shares and Private Placement Warrants to which it is entitled or the record holder of in connection with any Change in Investment (as defined in each Anchor Investor Agreement) by the Sponsor;
WHEREAS, on the date hereof, immediately prior to the execution and delivery of this Sponsor Agreement, DHHC, Hestia Merger Sub, Inc., a South Carolina corporation and a direct wholly-owned Subsidiary of DHHC (“Merger Sub”), and the Company entered into a Business Combination Agreement (as amended or modified from time to time, the “Business Combination Agreement”), pursuant to which, among other transactions, Merger Sub will merge with and into the Company, with the Company continuing on as the surviving entity and a direct wholly-owned Subsidiary of DHHC, on the terms and conditions set forth therein; and
WHEREAS, in connection with, and as an inducement to, DHHC and the Company entering into the Business Combination Agreement and consummating the transactions contemplated therein, the parties hereto desire to agree to certain matters as set forth herein.
NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:
ARTICLE I
SPONSOR SUPPORT AGREEMENT; COVENANTS
Section 1.1   Binding Effect of Business Combination Agreement.   The Sponsor hereby acknowledges that it has read the Business Combination Agreement and this Sponsor Agreement and has had the opportunity to consult with its tax and legal advisors. The Sponsor shall be bound by and comply with Sections 6.4 (Public Announcements) and 6.6 (Exclusive Dealing) of the Business Combination Agreement (and any relevant definitions contained in any such Sections) as if the Sponsor was an original signatory to the Business Combination Agreement with respect to such provisions and each reference to DHHC in such provisions referred to the Sponsor.
Section 1.2   No Transfer.   During the period commencing on the date hereof and ending on the earlier of (a) the Effective Time and (b) such date and time as the Business Combination Agreement shall be terminated in accordance with Section 8.1 thereof (the earlier of clauses (a) and (b) herein, the “Expiration Time”), the Sponsor shall not (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, file (or participate in the filing of) a registration statement with the SEC (other than the Registration Statement / Proxy Statement)

or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any Class B Shares or DHHC Warrants owned by the Sponsor, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of Class B Shares or DHHC Warrants owned by the Sponsor (clauses (i) and (ii) collectively, a “Transfer”) or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii); provided, however, that the foregoing shall not prohibit Transfers between the Sponsor and any Affiliate of the Sponsor or Transfers among the Sponsor and their respective Affiliates, so long as, prior to and as a condition to the effectiveness of any such Transfer to an Affiliate, such Affiliate executes and delivers to DHHC a joinder to this Sponsor Agreement in the form attached hereto as Annex A.
Section 1.3   New Shares.   In the event that (a) any Class B Shares, DHHC Warrants or other equity securities of DHHC are issued to the Sponsor after the date of this Sponsor Agreement pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of Class B Shares or DHHC Warrants of, on or affecting the Class B Shares or DHHC Warrants owned by the Sponsor or otherwise, (b) the Sponsor purchases or otherwise acquires beneficial ownership of any Class B Shares, DHHC Warrants or other equity securities of DHHC after the date of this Sponsor Agreement, or (c) the Sponsor acquires the right to vote or share in the voting of any Class B Shares or other equity securities of DHHC after the date of this Sponsor Agreement (such Class B Shares, DHHC Warrants or other equity securities of DHHC issued to or acquired by the Sponsor pursuant to clauses (a)-(c), collectively the “New Securities”), then such New Securities shall be subject to the terms of this Sponsor Agreement to the same extent as if they constituted the Class B Shares or DHHC Warrants owned by the Sponsor as of the date hereof. For the avoidance of doubt, New Securities shall not include any Class A Shares or other securities of DHHC acquired by the Sponsor, any Affiliate of the Sponsor or their respective Affiliates that are included in DHHC Closing Cash, except with respect to Section 1.5.
Section 1.4   Closing Date Deliverables.   On the Closing Date, the Sponsor shall deliver to DHHC and the Company a duly executed copy of that certain Amended and Restated Registration Rights Agreement, by and among DHHC, the Company, the Sponsor and certain of the Company’s stockholders or their respective Affiliates, as applicable, in substantially the form attached as Exhibit D to the Business Combination Agreement.
Section 1.5   Sponsor Support Agreements.
(a)   At any meeting of the shareholders of DHHC prior to the termination of this provision pursuant to Section 4.1, however called, or at any adjournment thereof, or in any other circumstance in which the vote, consent or other approval of the shareholders of DHHC is sought, the Sponsor shall (a) appear at each such meeting or otherwise cause all of its Class B Shares to be counted as present thereat for purposes of calculating a quorum and (b) vote (or cause to be voted), in person or by proxy, or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of its Class B Shares (i) in favor of each Transaction Proposal, (ii) against any proposal relating to a DHHC Acquisition Proposal and (iii) against any proposal, action or agreement that would impede, frustrate, prevent or nullify the consummation of the Merger and the other transactions contemplated by the Business Combination Agreement.
(b)   The Sponsor shall not redeem any Class B Shares owned by the Sponsor in connection with the transactions contemplated by the Business Combination Agreement.
(c)   During the period commencing on the date hereof and ending at the Expiration Time, the Sponsor shall not modify or amend any Contract between or among the Sponsor, or any Affiliate of the Sponsor (other than DHHC or any of its Subsidiaries), on the one hand, and DHHC or any of DHHC’s Subsidiaries, on the other hand, including, for the avoidance of doubt, that certain Letter Agreement, dated as of January 25, 2021, by and between Sponsor and DHHC (the “Sponsor Letter Agreement”).
(d)   Nothing contained in this Agreement shall be deemed to vest in the Company any direct or indirect ownership or incidence of ownership of any Class B Shares. All rights, ownership and economic benefits of and relating to the Class B Shares shall remain vested in and belong to the Sponsor.

Section 1.6   Additional Agreements.
(a)   Waiver of Anti-dilution Protection. Subject to, and conditioned upon, the occurrence of the Closing, to the fullest extent permitted by law and the Governing Documents of DHHC, the Sponsor hereby (i) waives and (ii) agrees not to assert or perfect, any rights to adjustment or other anti-dilution protections with respect to the rate that the Class B Shares convert into DHHC Class A Shares pursuant to the Governing Documents of DHHC, solely in connection with the transactions contemplated by the Business Combination Agreement. The preceding sentence shall be void and of no force and effect if the Business Combination Agreement has been terminated for any reason.
(b)   Corporate Opportunities. To the fullest extent permitted by applicable law, DHHC, which will file a name change and appoint directors pursuant to the Business Combination Agreement in connection with the Closing (as of the Closing, the “Corporation”), on behalf of itself and its Subsidiaries, renounces any interest or expectancy of the Corporation and its Subsidiaries in, or in being offered an opportunity to participate in, any business opportunities that are from time to time presented to the Sponsor or any of its Affiliates or any of its or their agents, shareholders, members, partners, directors, officers, employees, Affiliates or Subsidiaries (other than the Corporation and its Subsidiaries), including any director, board observer or officer of the Corporation who is also an agent, shareholder, member, partner, director, officer, employee, Affiliate or Subsidiary of the Sponsor (each, a “Business Opportunities Exempt Party”), even if the business opportunity is one that the Corporation or its Subsidiaries might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so, and no Business Opportunities Exempt Party shall have any duty to communicate or offer any such business opportunity to the Corporation or be liable to the Corporation or any of its Subsidiaries or any stockholder, including for breach of any fiduciary or other duty, as a director, board observer or officer or controlling stockholder or otherwise, and the Corporation shall indemnify each Business Opportunities Exempt Party against any claim that such Person is liable to the Corporation or its stockholders for breach of any fiduciary duty, by reason of the fact that such Person (i) participates in, pursues or acquires any such business opportunity, (ii) directs any such business opportunity to another Person or (iii) fails to present any such business opportunity, or information regarding any such business opportunity, to the Corporation or its Subsidiaries, unless, in the case of a Person who is a director or officer of the Corporation, such business opportunity is expressly offered to such director or officer in writing solely in his or her capacity as a director or officer of the Corporation.
(c)   Treatment of Class B Shares and DHHC Warrants.
(i)   Subject to, and conditioned upon, the occurrence of the Closing, immediately prior to the Effective Time, the Sponsor shall surrender, forfeit and consent to the termination and cancellation, in each case for no consideration, of that number of (i) Private Placement Warrants and (ii) Class B Shares, in each case set forth opposite the Sponsor’s name on Schedule I hereto under the columns “Private Placement Warrants Forfeited as of the Closing” and “Class B Shares Forfeited as of the Closing,” respectively, and the Sponsor shall cause to be delivered and surrendered for cancellation any stock certificates, warrants or any similar instruments or securities evidencing or representing the Private Placement Warrants and Class B Shares to be forfeited, terminated and cancelled;
(ii)   Substantially concurrently with the forfeiture of the Sponsor’s Private Placement Warrants and Class B Shares in accordance with Section 1.6(c)(i), each Anchor Investor shall surrender, forfeit and consent to the termination and cancellation of a number of Private Placement Warrants and Class B Shares in accordance with the terms of the applicable Anchor Investor Agreement; provided that, to the extent any of the Private Placement Warrants are forfeited by any of the Anchor Investors, such forfeiture shall reduce the number of Private Placement Warrants held by such Anchor Investor set forth on Schedule I on a pro rata basis.
(iii)   Subject to, and conditioned upon, the occurrence of the Closing, immediately prior to the Effective Time, that number of Class B Shares set forth opposite each Person’s name on Schedule I hereto under the column “Sponsor Earnout Shares” shall be designated “Sponsor Earnout Shares”. In addition, in the event that the Closing DHHC Cash, measured as of the Effective Time, is less than $100,000,000, the number of Class B Shares held by the Sponsor, to be converted to Class A Shares at Closing, shall be reduced by up to 1,000,000 Class B Shares, and the number of Sponsor Earnout Shares shall be increased by a corresponding amount up to 1,000,000 Class B Shares, in each case in the aggregate pro rata to the level of Closing DHHC Cash, measured as of the Effective Time between $0 and $100,000,000 (i.e., if the Closing DHHC Cash is $50,000,000, then the Class B Shares to be converted to Class A Shares at Closing shall be reduced by 500,000 Class B Shares, and an additional 500,000 Class B Shares shall be designated as Sponsor Earnout Shares).
Section 1.7   Further Assurances.   The Sponsor shall take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary under applicable Laws to consummate the Merger and the other transactions contemplated by the Business Combination Agreement on the terms and subject to the conditions set forth therein and herein.
Section 1.8   No Inconsistent Agreement.   The Sponsor hereby represents and covenants that the Sponsor has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of the Sponsor’s obligations hereunder.
ARTICLE II
REPRESENTATIONS AND WARRANTIES
Section 2.1   Representations and Warranties of the Sponsor.   The Sponsor represents and warrants as of the date hereof to DHHC and the Company as follows:
(a)   Organization; Due Authorization.   The Sponsor is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Sponsor Agreement and the consummation of the transactions contemplated hereby are within the Sponsor’s corporate, limited liability company or organizational powers and have been duly authorized by all necessary corporate, limited liability company or organizational actions on the part of the Sponsor. This Sponsor Agreement has been duly executed and delivered by the Sponsor and, assuming due authorization, execution and delivery by the other parties to this Sponsor Agreement, this Sponsor Agreement constitutes a legally valid and binding obligation of the Sponsor, enforceable against the Sponsor in accordance with the terms hereof (subject to the Bankruptcy and Equity Exception). If this Sponsor Agreement is being executed in a representative or fiduciary capacity, the Person signing this Sponsor Agreement has full power and authority to enter into this Sponsor Agreement on behalf of the Sponsor.
(b)   Ownership.   The Sponsor holds and has good title to, all of the Class B Shares and DHHC Warrants, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Class B Shares or DHHC Warrants (other than transfer restrictions under the Securities Act)) affecting any such Class B Shares or DHHC Warrants, other than Liens pursuant to (i) this Sponsor Agreement, (ii) the Governing Documents of DHHC, (iii) the Business Combination Agreement, (iv) the Sponsor Letter Agreement, (v) the Subscription Agreement or (vi) any applicable securities Laws. The Class B Shares and DHHC Warrants are the only equity securities in DHHC owned by the Sponsor on the date of this Sponsor Agreement, and none of the Sponsor’s Class B Shares or DHHC Warrants are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of the Class B Shares or DHHC Warrants, except as provided hereunder and under the Sponsor Letter Agreement. Other than the DHHC Warrants, the Sponsor does not hold or own any rights to acquire (directly or indirectly) any equity securities of DHHC or any equity securities convertible into, or which can be exchanged for, equity securities of DHHC.
(c)   No Conflicts.   The execution and delivery of this Sponsor Agreement by the Sponsor does not, and the performance by the Sponsor of his, her or its obligations hereunder will not conflict with or result in a violation of the organizational documents of the Sponsor or (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon the Sponsor or the Sponsor’s Class B Shares or DHHC Warrants), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by the Sponsor of its obligations under this Sponsor Agreement.
(d)   Litigation.   There is no Proceeding pending against the Sponsor, or to the knowledge of the Sponsor, threatened in writing against the Sponsor, before (or, in the case of threatened Proceedings, that would be before) any arbitrator or any Governmental Entity, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by the Sponsor of its obligations under this Sponsor Agreement.
(e)   Brokerage Fees.   Except as described on Section 5.4 of the DHHC Disclosure Schedules, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Business Combination Agreement based upon arrangements made by the Sponsor, for which DHHC or any of its Affiliates may become liable.
(f)   Affiliate Arrangements.   Except as set forth on Schedule II attached hereto, neither the Sponsor nor any Affiliate of the Sponsor or, to the knowledge of the Sponsor, any Person in which the Sponsor has a direct or indirect legal, contractual or beneficial ownership of 5% or greater is party to, or has any rights with respect to or arising from, any Contract with DHHC or its Subsidiaries.
(g)   Acknowledgment.   The Sponsor understands and acknowledges that each of DHHC and the Company is entering into the Business Combination Agreement in reliance upon the Sponsor’s execution and delivery of this Sponsor Agreement.
(h)   No Other Representations or Warranties.   Except for the representations and warranties made by the Sponsor in this Article II, neither the Sponsor nor any other Person makes any express or implied representation or warranty to DHHC or the Company in connection with this Sponsor Agreement or the transactions contemplated by this Sponsor Agreement, and the Sponsor expressly disclaims any such other representations or warranties.
ARTICLE III
EARNOUT
Section 3.1   Sponsor Earnout Shares.   The Sponsor agrees that, in connection with the Business Combination Agreement and the transactions contemplated thereby, the Sponsor Earnout Shares shall, concurrently with, and subject to and conditioned upon, the Closing, have the Legend (as defined below) affixed to them and be held subject to the terms and conditions of this Article III.
Section 3.2   Legend.   The books and records of DHHC evidencing the Sponsor Earnout Shares shall be stamped or otherwise imprinted with a legend (the “Legend”) in substantially the following form:
THE SECURITIES EVIDENCED HEREIN ARE SUBJECT TO RESTRICTIONS ON TRANSFER, AND CERTAIN OTHER AGREEMENTS, SET FORTH IN THE SPONSOR SUPPORT AGREEMENT, DATED AS OF SEPTEMBER 10, 2022, BY AND AMONG DIAMONDHEAD HOLDINGS CORP., GREAT SOUTHERN HOMES, INC. AND DHP SPAC-II SPONSOR LLC.
Section 3.3   Procedures Applicable to the Sponsor Earnout Shares.
(a)   As soon as practicable, and in any event within five (5) Business Days after the occurrence of a Sponsor Earnout Triggering Event (as defined below), DHHC shall remove, or cause to be removed, the Legend from the books and records of DHHC evidencing the Sponsor Earnout Shares with respect to which a Sponsor Earnout Triggering Event has occurred, and such shares shall no longer be subject to any of the terms of this Article III (such action, a “Release”).
(b)   The Sponsor shall not Transfer any Sponsor Earnout Shares until the later of (i) the date on which the relevant vesting triggers have been satisfied as described in Section 3.4 below and the Legend on such shares has been removed from such shares and (ii) the date on which the Sponsor Earnout

Shares are no longer subject to the transfer restrictions set forth in the Lock-Up Agreement (other than in connection with Transfers permitted thereunder).
(c)   Any Sponsor Earnout Shares not eligible for Release in accordance with the terms of Section 3.4 on or before the fifth (5th) anniversary of the Closing Date (the “Earnout Lockup Period”) shall immediately thereafter be forfeited to DHHC and canceled and the Sponsor shall not have any rights with respect thereto (the “Forfeiture”).
Section 3.4   Release of Sponsor Earnout Shares.   The Sponsor Earnout Shares shall be Released as follows (each such event, a “Sponsor Earnout Triggering Event”):
(a)   Upon the occurrence of Triggering Event I, thirty-seven and a half percent (37.5%) of the Sponsor Earnout Shares will be Released (and the restrictions contained in this Article III shall no longer apply to such Sponsor Earnout Shares);
(b)   Upon the occurrence of Triggering Event II, thirty-seven and a half percent (37.5%) of the Sponsor Earnout Shares will be Released (and the restrictions contained in this Article III shall no longer apply to such Sponsor Earnout Shares); and
(c)   Upon the occurrence of Triggering Event III, twenty-five percent (25%) of the Sponsor Earnout Shares will be Released (and the restrictions contained in this Article III shall no longer apply to such Sponsor Earnout Shares).
(d)   For the avoidance of doubt, the Sponsor shall be entitled to receive a portion of the Sponsor Earnout Shares upon the occurrence of each Sponsor Earnout Triggering Event; provided, however, that in no event shall any Sponsor Earnout Shares be Released prior to the date that is 90 days after the Closing or after the fifth (5th) anniversary of the Closing; provided, further, that each Sponsor Earnout Triggering Event shall only occur once, if at all, and in no event shall the Sponsor be entitled to have Released more than the amount of Sponsor Earnout Shares set forth in Schedule I; provided, further, that Triggering Event I, Triggering Event II and Triggering Event III may be achieved at the same time or over the same overlapping trading days.
Section 3.5   Acceleration Event.   If, during the Earnout Lockup Period, there is an Acceleration Event, then immediately prior to the consummation of such Change of Control Transaction, (a) all of the Sponsor Earnout Triggering Events shall have been deemed to occur, (b) DHHC shall notify the Sponsor in writing (the “Sponsor Earnout Notice”) that it intends to Release all of the Sponsor Earnout Shares to the Sponsor, and (c) unless the Sponsor has provided written notification to DHHC within ten (10) Business Days following the receipt of such notice by the Sponsor that the Sponsor is required to file a notification pursuant to the HSR Act with respect to such Sponsor Earnout Shares (in such event DHHC shall not, and the form of the Sponsor Earnout Notice shall specifically state that DHHC shall not, Release any Sponsor Earnout Shares until any applicable waiting period pursuant to the HSR Act has expired or been terminated), DHHC shall Release or cause to be Released to the Sponsor all of the Sponsor Earnout Shares less the number of Sponsor Earnout Shares previously Released, if any. Following such Release, this Article III shall terminate and no further Sponsor Earnout Shares shall be released.
Section 3.6   Equitable Adjustments.   The number of Sponsor Earnout Shares Released, as provided in this Article III, shall be equitably adjusted to reflect stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to DHHC Class A Shares occurring on or after the Closing and prior to the date of such Release (other than the conversion of Class B Shares into DHHC Class A Shares at the Closing).
Section 3.7   Application of Article III.   For the avoidance of doubt, nothing in this Article III shall be deemed to affect any shares of DHHC Class A Shares owned by the Sponsor other than the Sponsor Earnout Shares, and all rights and obligations of the Sponsor with respect to all shares of DHHC Class A Shares owned by them, other than the Sponsor Earnout Shares, will remain intact.
ARTICLE IV
MISCELLANEOUS
Section 4.1   Termination.   This Sponsor Agreement and the applicable provisions set forth herein shall terminate and be of no further force or effect upon the earliest to occur of (a) Expiration Time, and (b) the written agreement of the Sponsor, DHHC, and the Company to terminate this Sponsor Agreement; provided that in the event that the Effective Time occurs, the provisions of Article III, this Article IV and all definitions or other interpretative provisions referenced therein shall remain in full force and effect until and through the earlier of (i) Forfeiture and (ii) the Sponsor Earnout Shares ceasing to be subject to provisions of Article III. Upon the termination of this Sponsor Agreement, all obligations of the parties under this Sponsor Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no Person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Sponsor Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Sponsor Agreement prior to such termination. This Article IV shall survive the termination of this Sponsor Agreement.
Section 4.2   Governing Law.   This Sponsor Agreement shall be governed by and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware.
Section 4.3   CONSENT TO JURISDICTION AND SERVICE OF PROCESS; WAIVER OF JURY TRIAL.
(a)   EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE CHANCERY COURT OF THE STATE OF DELAWARE (OR, IF THE CHANCERY COURT OF THE STATE OF DELAWARE DECLINES TO ACCEPT JURISDICTION, ANY FEDERAL COURT WITHIN THE STATE OF DELAWARE OR, IN THE EVENT EACH FEDERAL COURT WITHIN THE STATE OF DELAWARE DECLINES TO ACCEPT JURISDICTION, ANY OTHER DELAWARE STATE COURT), FOR THE PURPOSES OF ANY PROCEEDING, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION (I) ARISING UNDER THIS SPONSOR AGREEMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS SPONSOR AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY OBJECTION TO THE LAYING OF VENUE OF ANY SUCH PROCEEDING IN ANY SUCH COURT, AND FURTHER IRREVOCABLY AND UNCONDITIONALLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH PROCEEDING HAS BEEN BROUGHT IN AN INCONVENIENT FORUM. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, AND AGREES NOT TO ASSERT, BY WAY OF MOTION OR AS A DEFENSE, COUNTERCLAIM OR OTHERWISE, IN ANY PROCEEDING, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION AGAINST SUCH PARTY (I) ARISING UNDER THIS SPONSOR AGREEMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS SPONSOR AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY, (A) ANY CLAIM THAT SUCH PARTY IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF THE COURTS AS DESCRIBED IN THIS SECTION 4.3 FOR ANY REASON, (B) THAT SUCH PARTY OR SUCH PARTY’S PROPERTY IS EXEMPT OR IMMUNE FROM THE JURISDICTION OF ANY SUCH COURT OR FROM ANY LEGAL PROCESS COMMENCED IN SUCH COURTS (WHETHER THROUGH SERVICE OF NOTICE, ATTACHMENT PRIOR TO JUDGMENT, ATTACHMENT IN AID OF EXECUTION OF JUDGMENT, EXECUTION OF JUDGMENT OR OTHERWISE) AND (C) THAT (X) THE PROCEEDING, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION IN ANY SUCH COURT IS BROUGHT AGAINST SUCH PARTY IN AN INCONVENIENT FORUM, (Y) THE VENUE OF SUCH PROCEEDING, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION AGAINST SUCH PARTY IS IMPROPER OR (Z) THIS SPONSOR AGREEMENT, OR THE SUBJECT MATTER HEREOF, MAY NOT BE ENFORCED AGAINST SUCH PARTY IN OR BY SUCH COURTS. EACH PARTY AGREES THAT SERVICE OF ANY PROCESS, SUMMONS, NOTICE OR DOCUMENT BY REGISTERED MAIL TO SUCH PARTY’S RESPECTIVE ADDRESS SET

FORTH IN SECTION 4.9 SHALL BE EFFECTIVE SERVICE OF PROCESS FOR ANY SUCH PROCEEDING, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION.
(b)   WAIVER OF TRIAL BY JURY.   THE PARTIES EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY PROCEEDING, CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (I) ARISING UNDER THIS SPONSOR AGREEMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS SPONSOR AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH PROCEEDING, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS SPONSOR AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS SPONSOR AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 4.3.
Section 4.4   Assignment.   This Sponsor Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Sponsor Agreement nor any of the rights, interests or obligations hereunder will be assigned (including by operation of law) without the prior written consent of all of the other parties hereto.
Section 4.5   Specific Performance.   The parties hereto agree that irreparable damage may occur in the event that any of the provisions of this Sponsor Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches of this Sponsor Agreement and to enforce specifically the terms and provisions of this Sponsor Agreement, in each case, without posting a bond or undertaking and without proof of damages and this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Sponsor Agreement on the basis that the other parties hereto have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.
Section 4.6   Amendment.   This Sponsor Agreement may not be amended, changed, supplemented, waived or otherwise modified, except upon the execution and delivery of a written agreement executed by DHHC, the Company and the Sponsor.
Section 4.7   Severability.   If any term or other provision of this Sponsor Agreement is held to be invalid, illegal or unenforceable under applicable Law, all other provisions of this Sponsor Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision of this Sponsor Agreement is invalid, illegal or unenforceable under applicable Law, the parties shall negotiate in good faith to modify this Sponsor Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.
Section 4.8   Disclosure.   The Sponsor hereby authorizes DHHC and the Company to publish and disclose in any announcement or disclosure required by the SEC the Sponsor’s identity and ownership of the Class B Shares and the nature of the Sponsor’s obligations under this Sponsor Agreement.

Section 4.9   Notices.   All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by e-mail (having obtained electronic delivery confirmation thereof (i.e., an electronic record of the sender that the e-mail was sent to the intended recipient thereof without an “error” or similar message that such e-mail was not received by such intended recipient)), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the parties as follows:
If to DHHC:
DiamondHead Holdings Corp.
250 Park Ave., 7th Floor
New York, New York 10177
Attention:
David T. Hamamoto
Keith Feldman

Email:
hamamoto@diamondheadpartners.com
feldman@diamondheadpartners.com

with a copy to (which shall not constitute notice):
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
Attention:
Robert Downes
Audra Cohen

Email:
downesr@sullcrom.com
cohena@sullcrom.com

If to the Company, to:
Great Southern Homes, Inc.
90 N Royal Tower Drive
Irmo, South Carolina 29063
Attention:
Tom O’Grady, Chief Administrative Officer

Email:
tomogrady@greatsouthernhomes.com

with a copy to (which shall not constitute notice):
Nelson Mullins Riley & Scarborough LLP
201 17th Street NW, Suite 1700
Atlanta, GA 30363
Attention:
Andy Tucker
Erin Reeves

Email:
andy.tucker@nelsonmullins.com
erin.reevesmcginnis@nelsonmullins.com

If to the Sponsor, to:
DHP SPAC-II Sponsor LLC
250 Park Ave., 7th Floor
New York, New York 10177
Attention:
David T. Hamamoto
Keith Feldman

Email:
hamamoto@diamondheadpartners.com
feldman@diamondheadpartners.com

with a copy to (which shall not constitute notice):
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
Attention:
Robert Downes
Audra Cohen

Email:
downesr@sullcrom.com
cohena@sullcrom.com

Section 4.10   Counterparts.   This Sponsor Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Sponsor Agreement by e-mail, or scanned pages shall be effective as delivery of a manually executed counterpart to this Sponsor Agreement.
Section 4.11   Entire Agreement.   This Sponsor Agreement and the agreements referenced herein constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.
Section 4.12   Fiduciary Duties.   Notwithstanding anything in this Sponsor Agreement to the contrary, (a) the Sponsor makes no agreement or understanding herein in any capacity other than in its capacity as the holder of the Class B Shares and (b) nothing herein will be construed to limit or affect any action or inaction by the Sponsor in its capacity as a stockholder of DHHC or any other Representative of the DHHC Parties in any such Person’s capacity as a member of the board of directors (or other similar governing body) of DHHC or any of its Affiliates or as an officer, employee or fiduciary of DHHC or any of its Affiliates, in each case, acting in such Person’s capacity as a director, officer, employee or fiduciary of DHHC or such Affiliate.
Section 4.13   Non-Recourse.   This Agreement may only be enforced against, and a Proceeding based upon, arising out of or related to this Agreement may only be brought against, the Persons that are expressly named as parties to this Agreement. Except to the extent named as a party to this Agreement, and then only to the extent of the specific obligations of such parties set forth in this Agreement, no past, present or future equityholder, member, partner, manager, director, officer, employee, Affiliate, agent or advisor of any party to this Agreement or any Subsidiary of the Company or DHHC will have any liability (whether in contract, tort, equity or otherwise) for any of the representations, warranties, covenants, agreements or other obligations or liabilities of any of the parties to this Agreement or for any Proceeding based upon, arising out of or related to this Agreement.
[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

IN WITNESS WHEREOF, the Sponsor, DHHC, and the Company have each caused this Sponsor Agreement to be duly executed as of the date first written above.
SPONSOR:
DHP SPAC-II SPONSOR LLC
By:
Diamond Head Partners LLC, its Managing Member

By:
/s/ David T. Hamamoto

Name:
David T. Hamamoto

Title:
Managing Member

[Signature Page to Sponsor Support Agreement]

DHHC:
DIAMONDHEAD HOLDINGS CORP.
By:
/s/ David T. Hamamoto

Name:
David T. Hamamoto

Title:
Co-Chief Executive Officer

[Signature Page to Sponsor Support Agreement]

COMPANY:
GREAT SOUTHERN HOMES, INC.
By:
/s/ Michael Nieri

Name:
Michael Nieri

Title:
President & Chief Executive Officer

[Signature Page to Sponsor Support Agreement]

Annex F
UNITED HOMES GROUP, INC.
2023 EQUITY INCENTIVE PLAN
1.   Purpose.   The purpose of the United Homes Group, Inc. 2023 Equity Incentive Plan (the “Plan”) is to provide a means through which the Company and its Affiliates may attract and retain key personnel and to provide a means whereby directors, officers, employees, consultants and advisors (and prospective directors, officers, employees, consultants and advisors) of the Company and its Affiliates can acquire and maintain an equity interest in the Company, or be paid incentive compensation, which may (but need not) be measured by reference to the value of Common Shares, thereby strengthening their commitment to the welfare of the Company and its Affiliates and aligning their interests with those of the Company’s shareholders.
2.   Definitions.   The following definitions shall be applicable throughout the Plan:
(a)   “Affiliate” means, at the time of determination, (i) any person or entity that directly or indirectly controls, is controlled by or is under common control with the Company and/or (ii) to the extent provided by the Committee, any person or entity in which the Company has a significant interest. The term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as applied to any person or entity, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person or entity, whether through the ownership of voting or other securities, by contract or otherwise. The Committee will have the authority to determine the time or times at which “Affiliate” is determined within the forgoing definition.
(b)   “Award” means, individually or collectively, any Incentive Stock Option, Non-Qualified Stock Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Stock Bonus Award, and Performance Compensation Award granted under the Plan.
(c)   “Board” means the Board of Directors of the Company.
(d)   “Business Combination” has the meaning given such term in the definition of “Change in Control.”
(e)   “Cause” means, in the case of a particular Award, unless the applicable Award agreement states otherwise, (i) the Company or an Affiliate having “cause” to terminate a Participant’s employment or service, as defined in any employment or consulting or similar agreement between the Participant and the Company or an Affiliate in effect at the time of such termination or (ii) in the absence of any such employment or consulting or similar agreement (or the absence of any definition of “Cause” contained therein), (A) gross misconduct by the Participant which results in loss, damage or injury to the Company or any of its Affiliates, its goodwill, business or reputation; (B) the commission or attempted commission of an act of embezzlement, fraud or breach of fiduciary duty which results in loss, damage or injury to the Company or any of its Affiliates, its goodwill, business or reputation; (C) the unauthorized disclosure or misappropriation of any trade secret or confidential information of the Company, any of its Affiliate or any third party who has a business relationship with the Company; (D) the Participant’s conviction of or plea of nolo contendere to, a felony under any state or federal law; (E) the violation (or potential violation) by the Participant, in any material respect, of a non-competition, non-solicitation, non-disclosure or assignment of inventions covenant between the Participant and the Company or any of its Affiliates; (F) the Participant’s failure to perform the Participant’s assigned duties and responsibilities to the reasonable satisfaction of the Company which failure continues, in the reasonable judgment of the Company, after written notice given to the Participant by the Company; or (G) the use of controlled substances, illicit drugs, alcohol or other substances or behavior which interferes with the Participant’s ability to perform his or her services for the Company or any of its Affiliates or which otherwise results in loss, damage or injury to the Company, its goodwill, business or reputation. Any determination of whether Cause exists shall be made by the Committee in its sole discretion.
(f)   “Change in Control” shall, in the case of a particular Award, unless the applicable Award agreement states otherwise or contains a different definition of “Change in Control,” be deemed to occur upon:

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(i)   Any sale, lease, exchange or other transfer (in one or a series of related transactions) of all or substantially all of the assets of the Company;
(ii)   Any “Person” as such term is used in Section 13(d) and Section 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) becomes, directly or indirectly, the “beneficial owner” as defined in Rule 13d-3 under the Exchange Act of securities of the Company that represent fifty percent (50%) or more of the combined voting power of the Company’s then outstanding voting securities (the “Outstanding Company Voting Securities”); provided, however, that for purposes of this Section 2(f)(ii), the following acquisitions shall not constitute a Change in Control: (I) any acquisition directly from the Company principally for bona fide equity financing purposes, (II) any acquisition by the Company, (III) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Affiliate, (IV) any acquisition by any corporation pursuant to a transaction that complies with Sections 2(f)(iv)(A) and 2(f)(iv)(B), (V) any acquisition involving beneficial ownership of less than fifty percent (50%) of the then-outstanding Common Shares (the “Outstanding Company Common Shares”) or the Outstanding Company Voting Securities that is determined by the Board, based on review of public disclosure by the acquiring Person with respect to its passive investment intent, not to have a purpose or effect of changing or influencing the control of the Company; provided, however, that for purposes of this clause (V), any such acquisition in connection with (x) an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents or (y) any “Business Combination” (as defined below) shall be presumed to be for the purpose or with the effect of changing or influencing the control of the Company;
(iii)   During any period of not more than two (2) consecutive years, individuals who constitute the Board as of the beginning of the period (the “Incumbent Directors”) cease for any reason to constitute at least a majority of the Board, provided that any person becoming a director subsequent to the beginning of such period, whose election or nomination for election was approved by a vote of at least two-thirds (2/3) of the Incumbent Directors then on the Board (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for director, without written objection to such nomination) will be an Incumbent Director; provided, however, that no individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest with respect to directors or as a result of any other actual or threatened solicitation of proxies by or on behalf of any person other than the Board will be deemed to be an Incumbent Director;
(iv)   Consummation of a merger, amalgamation or consolidation (a “Business Combination”) of the Company with any other corporation, unless, following such Business Combination, (A) all or substantially all of the individuals and entities that were the beneficial owners of the Outstanding Company Common Shares and the Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than fifty percent (50%) of the then-outstanding shares of common stock (or, for a non-corporate entity, equivalent securities) and the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors (or, for a non-corporate entity, equivalent governing body), as the case may be, of the entity resulting from such Business Combination (including, without limitation, an entity that, as a result of such transaction, owns the Company or all or substantially all of the Company’s assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership immediately prior to such Business Combination of the Outstanding Company Common Shares and the Outstanding Company Voting Securities, as the case may be, and (B) at least a majority of the members of the board of directors (or, for a non-corporate entity, equivalent governing body) of the entity resulting from such Business Combination were Incumbent Directors at the time of the execution of the initial agreement or of the action of the Board providing for such Business Combination;
(v)   Shareholder approval of a plan of complete liquidation of the Company.
(g)   “Code” means the Internal Revenue Code of 1986, as amended, and any successor thereto. Reference in the Plan to any section of the Code shall be deemed to include any regulations or other

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interpretative guidance under such section, and any amendments or successor provisions to such section, regulations or guidance.
(h)   “Committee” means a committee of at least two people as the Board may appoint to administer the Plan or, if no such committee has been appointed by the Board, the Board.
(i)   “Common Shares” means the shares of the Company’s Class A common stock, par value $0.0001 per share.
(j)   “Company” means United Homes Group, Inc., a Delaware corporation.
(k)   “Date of Grant” means the date on which the granting of an Award is authorized, or such other date as may be specified in such authorization.
(l)   “Effective Date” means the date means the date on which the Plan is approved by the shareholders of the Company.
(m)   “Eligible Director” means a person who is a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act.
(n)   “Eligible Person” with respect to an Award denominated in Common Shares, means any (i) individual employed by the Company or an Affiliate; (ii) director of the Company or an Affiliate; (iii) consultant or advisor to the Company or an Affiliate; provided that if the Securities Act applies such persons must be eligible to be offered securities registrable on Form S-8 under the Securities Act; or (iv) prospective employees, directors, officers, consultants or advisors who have accepted offers of employment or consultancy from the Company or its Affiliates (and would satisfy the provisions of clauses (i) through (iii) above once he or she begins employment with or begins providing services to the Company or its Affiliates).
(o)   “Exchange Act” has the meaning given such term in the definition of “Change in Control,” and any reference in the Plan to any section of (or rule promulgated under) the Exchange Act shall be deemed to include any rules, regulations or other interpretative guidance under such section or rule, and any amendments or successor provisions to such section, rules, regulations or guidance.
(p)   “Exercise Price” has the meaning given such term in Section 7(b) of the Plan.
(q)   “Fair Market Value” means, as of any date, the value of Common Shares determined as follows:
(i)   If the Common Shares are listed on any established stock exchange or a national market system will be the closing sales price for such shares (or the closing bid, if no sales were reported) as quoted on such exchange or system on the day of determination, as reported in The Wall Street Journal or such other source as the Committee deems reliable;
(ii)   If the Common Shares are regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a Common Share will be the mean between the high bid and low asked prices for the Common Shares on the day of determination, as reported in The Wall Street Journal or such other source as the Committee deems reliable; or
(iii)   In the absence of an established market for the Common Shares, the Fair Market Value will be determined in good faith by the Committee.
(r)   “Good Reason” means, if applicable to any Participant in the case of a particular Award, as defined in the Participant’s employment agreement or the applicable Award agreement.
(s)   “Immediate Family Members” shall have the meaning set forth in Section 15(b).
(t)   “Incentive Stock Option” means an Option that is designated by the Committee as an incentive stock option as described in Section 422 of the Code and otherwise meets the requirements set forth in the Plan.
(u)   “Indemnifiable Person” shall have the meaning set forth in Section 4(e) of the Plan.

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(v)   ”Mature Shares” means Common Shares owned by a Participant that are not subject to any pledge or security interest and that have been either previously acquired by the Participant on the open market or meet such other requirements, if any, as the Committee may determine are necessary in order to avoid an accounting earnings charge on account of the use of such shares to pay the Exercise Price or satisfy a tax or deduction obligation of the Participant.
(w)   “Non-Qualified Stock Option” means an Option that is not designated by the Committee as an Incentive Stock Option.
(x)   “Option” means an Award granted under Section 7 of the Plan.
(y)   “Option Period” has the meaning given such term in Section 7(c) of the Plan.
(z)   “Outstanding Company Common Shares” has the meaning given such term in the definition of “Change in Control.”
(aa)   “Outstanding Company Voting Securities” has the meaning given such term in the definition of “Change in Control.”
(bb)   “Participant” means an Eligible Person who has been selected by the Committee to participate in the Plan and to receive an Award pursuant to Section 6 of the Plan.
(cc)   “Performance Compensation Award” shall mean any Award designated by the Committee as a Performance Compensation Award pursuant to Section 11 of the Plan.
(dd)   “Performance Criteria” shall mean the criterion or criteria that the Committee shall select for purposes of establishing the Performance Goal(s) for a Performance Period with respect to any Performance Compensation Award under the Plan.
(ee)   “Performance Formula” shall mean, for a Performance Period, the one or more formulae applied against the relevant Performance Goal to determine, with regard to the Performance Compensation Award of a particular Participant, whether all, some portion but less than all, or none of the Performance Compensation Award has been earned for the Performance Period.
(ff)   “Performance Goals” shall mean, for a Performance Period, the one or more goals established by the Committee for the Performance Period based upon the Performance Criteria.
(gg)   “Performance Period” shall mean the one or more periods of time, as the Committee may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant’s right to, and the payment of, a Performance Compensation Award.
(hh)   “Permitted Transferee” shall have the meaning set forth in Section 15(b) of the Plan.
(ii)   “Person” has the meaning given such term in the definition of “Change in Control.”
(jj)   “Plan” means this United Homes Group, Inc. 2023 Equity Incentive Plan, as amended from time to time.
(kk)   “Qualifying Termination” means, except as otherwise provided by the Committee as set forth in the Award, the occurrence of either a termination of a Participant’s employment by the Company without Cause or for Good Reason, in either case, occurring on or within the twelve (12) month period (or such other period specified in the applicable Award Agreement) following the consummation of a Change in Control.
(ll)   “Restricted Period” means the period of time determined by the Committee during which an Award is subject to restrictions or, as applicable, the period of time within which performance is measured for purposes of determining whether an Award has been earned.
(mm)   “Restricted Stock Unit” means an unfunded and unsecured promise to deliver Common Shares, cash, other securities or other property, subject to certain performance or time-based restrictions (including, without limitation, a requirement that the Participant remain continuously employed or provide continuous services for a specified period of time), granted under Section 9 of the Plan.

F-4

(nn)   “Restricted Stock” means Common Shares, subject to certain specified performance or time-based restrictions (including, without limitation, a requirement that the Participant remain continuously employed or provide continuous services for a specified period of time), granted under Section 9 of the Plan.
(oo)   “Retirement” means, in the case of a particular Award, the definition set forth in the applicable Award Agreement.
(pp)   “SAR Period” has the meaning given such term in Section 8(b) of the Plan.
(qq)   “Securities Act” means the Securities Act of 1933, as amended, and any successor thereto. Reference in the Plan to any section of the Securities Act shall be deemed to include any rules, regulations or other interpretative guidance under such section, and any amendments or successor provisions to such section, rules, regulations or guidance.
(rr)   “Stock Appreciation Right” or “SAR”means an Award granted under Section 8 of the Plan.
(ss)   “Stock Bonus Award” means an Award granted under Section 10 of the Plan.
(tt)   “Strike Price” means, except as otherwise provided by the Committee in the case of Substitute Awards, (i) in the case of a SAR granted in tandem with an Option, the Exercise Price of the related Option, or (ii) in the case of a SAR granted independent of an Option, the Fair Market Value on the Date of Grant.
(uu)   “Subsidiary” means, with respect to any specified Person:
(i)   any corporation, association or other business entity of which more than fifty percent (50%) of the total voting power of shares (without regard to the occurrence of any contingency and after giving effect to any voting agreement or shareholders’ agreement that effectively transfers voting power) is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and
(ii)   any partnership (or any comparable foreign entity (a) the sole general partner (or functional equivalent thereof) or the managing general partner of which is such Person or Subsidiary of such Person or (b) the only general partners (or functional equivalents thereof) of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).
(vv)   “Substitute Award” has the meaning given such term in Section 5(e).
3.   Effective Date; Duration.   The Plan shall be effective as of the Effective Date. The expiration date of the Plan, on and after which date no Awards may be granted hereunder, shall be the tenth anniversary of the Effective Date; provided, however, that such expiration shall not affect Awards then outstanding, and the terms and conditions of the Plan shall continue to apply to such Awards.
4.   Administration.
(a)   The Committee shall administer the Plan. To the extent required to comply with the applicable provisions of Rule 16b-3 promulgated under the Exchange Act (if the Board is not acting as the Committee under the Plan), it is intended that each member of the Committee shall, at the time he or she takes any action with respect to an Award under the Plan, be an Eligible Director. However, the fact that a Committee member shall fail to qualify as an Eligible Director shall not invalidate any Award granted by the Committee that is otherwise validly granted under the Plan.
(b)   Subject to the provisions of the Plan and applicable law, the Committee shall have the sole and plenary authority, in addition to other express powers and authorizations conferred on the Committee by the Plan or by the Board, to: (i) designate Participants; (ii) determine the type or types of Awards to be granted to a Participant; (iii) determine the number of Common Shares to be covered by, or with respect to which payments, rights, or other matters are to be calculated in connection with, Awards; (iv) determine the form of Award agreement and the terms and conditions of any Award; (v) determine whether, to what extent, and under what circumstances Awards may be settled or exercised in cash, Common Shares, other securities, other Awards or other property, or canceled, forfeited, or suspended

F-5

and the method or methods by which Awards may be settled, exercised, canceled, forfeited, or suspended; (vi) determine whether, to what extent, and under what circumstances the delivery of cash, Common Shares, other securities, other Awards or other property and other amounts payable with respect to an Award shall be deferred either automatically or at the election of the Participant or of the Committee; (vii) interpret, administer, reconcile any inconsistency in, correct any defect in and/or supply any omission in the Plan and any instrument or agreement relating to, or Award granted under, the Plan; (viii) establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Committee shall deem appropriate for the proper administration of the Plan; (ix) accelerate the vesting or exercisability of, payment for or lapse of restrictions on, Awards, including, but not limited to, upon a Qualifying Termination; and (x) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan.
(c)   The Committee may delegate to one (1) or more officers of the Company or any Affiliate the authority to act on behalf of the Committee with respect to any matter, right, obligation, or election that is the responsibility of or that is allocated to the Committee herein, and that may be so delegated as a matter of law, except for grants of Awards to persons subject to Section 16 of the Exchange Act.
(d)   Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations, and other decisions under or with respect to the Plan or any Award or any documents evidencing Awards granted pursuant to the Plan shall be within the sole discretion of the Committee, may be made at any time and shall be final, conclusive and binding upon all persons or entities, including, without limitation, the Company, any Affiliate, any Participant, any holder or beneficiary of any Award, and any shareholder of the Company.
(e)   No member of the Board, the Committee, delegate of the Committee or any employee or agent of the Company (each such person, an “Indemnifiable Person”) shall be liable for any action taken or omitted to be taken or any determination made in good faith with respect to the Plan or any Award hereunder. Each Indemnifiable Person shall be indemnified and held harmless by the Company against and from any loss, cost, liability, or expense (including attorneys’ fees) that may be imposed upon or incurred by such Indemnifiable Person in connection with or resulting from any action, suit or proceeding to which such Indemnifiable Person may be a party or in which such Indemnifiable Person may be involved by reason of any action taken or omitted to be taken under the Plan or any Award agreement and against and from any and all amounts paid by such Indemnifiable Person with the Company’s approval, in settlement thereof, or paid by such Indemnifiable Person in satisfaction of any judgment in any such action, suit or proceeding against such Indemnifiable Person, provided that the Company shall have the right, at its own expense, to assume and defend any such action, suit or proceeding and once the Company gives notice of its intent to assume the defense, the Company shall have sole control over such defense with counsel of the Company’s choice. The foregoing right of indemnification shall not be available to an Indemnifiable Person to the extent that a final judgment or other final adjudication (in either case not subject to further appeal) binding upon such Indemnifiable Person determines that the acts or omissions of such Indemnifiable Person giving rise to the indemnification claim resulted from such Indemnifiable Person’s bad faith, fraud or willful criminal act or omission or that such right of indemnification is otherwise prohibited by law or by the Company’s Articles of Incorporation or Bylaws. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such Indemnifiable Persons may be entitled under the Company’s Articles of Incorporation or Bylaws, as a matter of law, or otherwise, or any other power that the Company may have to indemnify such Indemnifiable Persons or hold them harmless.
(f)   Notwithstanding anything to the contrary contained in the Plan, the Board may, in its sole discretion, at any time and from time to time, grant Awards and administer the Plan with respect to such Awards. In any such case, the Board shall have all the authority granted to the Committee under the Plan.

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5.   Grant of Awards; Shares Subject to the Plan; Limitations.
(a)   The Committee may, from time to time, grant Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Stock Bonus Awards and/or Performance Compensation Awards to one or more Eligible Persons. Subject to Section 12 of the Plan, the aggregate number of Common Shares that may be issued pursuant to Awards granted under the Plan shall not exceed the sum of [•] Common Shares1 plus shares subject to outstanding equity awards granted under the Great Southern Homes, Inc. 2022 Equity Incentive Plan that will be converted into equity awards denominated in Common Shares under the Plan immediately prior to, and contingent upon, the consummation of the transactions contemplated in the Business Combination Agreement, dated as of September 10, 2022, by and among DiamondHead Holdings Corp., Hestia Merger Sub, Inc., and Great Southern Homes, Inc., plus an annual increase on the first day of each fiscal year beginning in 2024 and ending in 2033, equal to the lesser of (A) four (4%) percent of the shares outstanding on the last day of the immediately preceding fiscal year and (B) such smaller number of shares as determined by the Board or the Committee.
(b)   The maximum number of Common Shares that may be granted under the Plan during any single fiscal year to any Participant who is a non-employee director, when taken together with any cash fees paid to such non-employee director during such year in respect of his or her service as a non-employee director (including service as a member or chair of any committee of the Board), shall not exceed $750,000 in total value (calculating the value of any such Awards based on the grant date fair value of such Awards for financial reporting purposes); provided that the non-employee directors who are considered independent (under the rules of The NASDAQ Stock Market or other securities exchange on which the Common Shares are traded) may make exceptions to this limit for a non-executive chair of the Board, if any, in which case the non-employee Director receiving such additional compensation may not participate in the decision to award such compensation.
(c)   In the event that (i) any Option or other Award granted hereunder is exercised through the tendering of Common Shares (either actually or by attestation) or by the withholding of Common Shares by the Company, or (ii) tax or deduction liabilities arising from such Option or other Award are satisfied by the tendering of Common Shares (either actually or by attestation) or by the withholding of Common Shares by the Company, then in each such case the Common Shares so tendered or withheld shall be added to the Common Shares available for grant under the Plan on a one-for-one basis. Shares underlying Awards under this Plan that are forfeited, cancelled, expire unexercised, or are settled in cash are available again for Awards under the Plan.
(d)   Common Shares delivered by the Company in settlement of Awards may be authorized and unissued shares, shares held in the treasury of the Company, shares purchased on the open market or by private purchase, or a combination of the foregoing.
(e)   Awards may, in the sole discretion of the Committee, be granted under the Plan in assumption of, or in substitution for, outstanding awards previously granted by an entity acquired by the Company or with which the Company combines (“Substitute Awards”). The number of Common Shares underlying any Substitute Awards shall not be counted against the aggregate number of Common Shares available for Awards under the Plan.
6.   Eligibility.   Participation shall be limited to Eligible Persons who have entered into an Award agreement or who have received written notification from the Committee, or from a person designated by the Committee, that they have been selected to participate in the Plan.
7.   Options.
(a)   Generally.   Each Option granted under the Plan shall be evidenced by an Award agreement (whether in paper or electronic medium (including email or the posting on a web site maintained by the Company or a third party under contract with the Company)). Each Option so granted shall be subject to the conditions set forth in this Section 7, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award agreement. All Options granted under the Plan shall

1
Note to Draft: The number of shares to be equal to 10% of shares outstanding.

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be Non-Qualified Stock Options unless the applicable Award agreement expressly states that the Option is intended to be an Incentive Stock Option. The maximum aggregate number of Common Shares that may be issued through the exercise of Incentive Stock Options granted under the Plan is Common Shares1. Incentive Stock Options shall be granted only to Eligible Persons who are employees of the Company and its Affiliates, and no Incentive Stock Option shall be granted to any Eligible Person who is ineligible to receive an Incentive Stock Option under the Code. No Option shall be treated as an Incentive Stock Option unless the Plan has been approved by the shareholders of the Company in a manner intended to comply with the stockholder approval requirements of Section 422(b)(1) of the Code; provided that any Option intended to be an Incentive Stock Option shall not fail to be effective solely on account of a failure to obtain such approval, but rather such Option shall be treated as a Non-Qualified Stock Option unless and until such approval is obtained. In the case of an Incentive Stock Option, the terms and conditions of such grant shall be subject to and comply with such rules as may be prescribed by Section 422 of the Code. If for any reason an Option intended to be an Incentive Stock Option (or any portion thereof) shall not qualify as an Incentive Stock Option, then, to the extent of such non-qualification, such Option or portion thereof shall be regarded as a Non-Qualified Stock Option appropriately granted under the Plan.
(b)   Exercise Price.   Except with respect to Substitute Awards, the exercise price (“Exercise Price”) per Common Share for each Option shall not be less than one hundred percent (100%) of the Fair Market Value of such share determined as of the Date of Grant; provided, however, that in the case of an Incentive Stock Option granted to an employee who, at the time of the grant of such Option, owns shares representing more than ten percent (10%) of the total combined voting power of all classes of shares of the Company or any related corporation (as determined in accordance with Treasury Regulation Section 1.422-2(f)), the Exercise Price per share shall not be less than one hundred and ten percent (110%) of the Fair Market Value per share on the Date of Grant and provided further, that, notwithstanding any provision herein to the contrary, the Exercise Price shall not be less than the par value per Common Share.
(c)   Vesting and Expiration.   Options shall vest and become exercisable in such manner and on such date or dates determined by the Committee and shall expire after such period, not to exceed ten (10) years, as may be determined by the Committee (the “Option Period”); provided, however, that the Option Period shall not exceed five (5) years from the Date of Grant in the case of an Incentive Stock Option granted to a Participant who on the Date of Grant owns shares representing more than ten percent (10%) of the total combined voting power of all classes of shares of the Company or any related corporation (as determined in accordance with Treasury Regulation Section 1.422-2(f)); provided, further, that notwithstanding any vesting dates set by the Committee, the Committee may, in its sole discretion, accelerate the exercisability of any Option, which acceleration shall not affect the terms and conditions of such Option other than with respect to exercisability. Unless otherwise provided by the Committee in an Award agreement: (i) the unvested portion of an Option shall expire upon the Participant’s termination of employment or service with the Company and its Affiliates, and the vested portion of such Option shall remain exercisable for (A) one (1) year following termination of employment or service by reason of such Participant’s death or disability (as determined by the Committee), but not later than the expiration of the Option Period or (B) ninety (90) days following termination of employment or service for any reason other than such Participant’s death or disability, and other than such Participant’s termination of employment or service for Cause, but not later than the expiration of the Option Period; and (ii) both the unvested and the vested portion of an Option shall expire upon the termination of the Participant’s employment or service by the Company for Cause. If the Option would expire at a time when the exercise of the Option would violate applicable securities laws, the expiration date applicable to the Option will be automatically extended to a date that is thirty (30) calendar days following the date such exercise would no longer violate applicable securities laws (so long as such extension shall not violate Section 409A of the Code); provided, that in no event shall such expiration date be extended beyond the expiration of the Option Period.
(d)   Method of Exercise and Form of Payment.   No Common Shares shall be delivered pursuant to any exercise of an Option until payment in full of the Exercise Price therefor is received by the Company

1
Note to Draft: To equal share reserve.

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and the Participant has paid to the Company an amount equal to any taxes required to be withheld or paid. Options that have become exercisable may be exercised by delivery of written or electronic notice of exercise to the Company in accordance with the terms of the Option accompanied by payment of the Exercise Price. The Exercise Price shall be payable (i) in cash, check, cash equivalent and/or Common Shares valued at the fair market value at the time the Option is exercised (including, pursuant to procedures approved by the Committee, by means of attestation of ownership of a sufficient number of Common Shares in lieu of actual delivery of such shares to the Company); provided that such Common Shares are not subject to any pledge or other security interest and are Mature Shares and; (ii) by such other method as the Committee may permit in accordance with applicable law, in its sole discretion, on a case by case basis, including without limitation: (A) in other property having a fair market value on the date of exercise equal to the Exercise Price or (B) if there is a public market for the Common Shares at such time, by means of a broker-assisted “cashless exercise” pursuant to which the Company is delivered a copy of irrevocable instructions to a stockbroker to sell the Common Shares otherwise deliverable upon the exercise of the Option and to deliver promptly to the Company an amount equal to the Exercise Price or (C) by a “net exercise” method whereby the Company withholds from the delivery of the Common Shares for which the Option was exercised that number of Common Shares having a fair market value equal to the aggregate Exercise Price for the Common Shares for which the Option was exercised. Fractional Common Shares may be issued or delivered pursuant to the Plan or any Award in the sole discretion of the Committee, and in the event the Committee determines that no fractional shares may be issued or delivered, the Committee shall determine whether cash, other securities or other property shall be paid or transferred in lieu of any fractional Common Shares, or whether such fractional Common Shares or any rights thereto shall be canceled, terminated or otherwise eliminated.
(e)   Notification upon Disqualifying Disposition of an Incentive Stock Option.   Each Participant awarded an Incentive Stock Option under the Plan shall notify the Company in writing immediately after the date he makes a disqualifying disposition of any Common Shares acquired pursuant to the exercise of such Incentive Stock Option. A disqualifying disposition is any disposition (including, without limitation, any sale) of such Common Shares before the later of (A) two (2) years after the Date of Grant of the Incentive Stock Option or (B) one (1) year after the date of exercise of the Incentive Stock Option. The Company may, if determined by the Committee and in accordance with procedures established by the Committee, retain possession of any Common Shares acquired pursuant to the exercise of an Incentive Stock Option as agent for the applicable Participant until the end of the period described in the preceding sentence.
(f)   Compliance with Laws, etc.   Notwithstanding the foregoing, in no event shall a Participant be permitted to exercise an Option in a manner that the Committee determines would violate the Sarbanes-Oxley Act of 2002, if applicable, or any other applicable law or the applicable rules and regulations of the Securities and Exchange Commission or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or traded.
8.   Stock Appreciation Rights.
(a)   Generally.   Each SAR granted under the Plan shall be evidenced by an Award agreement (whether in paper or electronic medium (including email or the posting on a web site maintained by the Company or a third party under contract with the Company)). Each SAR so granted shall be subject to the conditions set forth in this Section 8, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award agreement. Any Option granted under the Plan may include tandem SARs. The Committee also may award SARs to Eligible Persons independent of any Option.
(b)   Exercise Price.   The Exercise Price per Common Share for each SAR shall not be less than one hundred percent (100%) of the Fair Market Value of such share determined as of the Date of Grant.
(c)   Vesting and Expiration.   A SAR granted in connection with an Option shall become exercisable and shall expire according to the same vesting schedule and expiration provisions as the corresponding Option. A SAR granted independent of an Option shall vest and become exercisable and shall expire in such manner and on such date or dates determined by the Committee and shall expire after such

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period, not to exceed ten years, as may be determined by the Committee (the “SAR Period”); provided, however, that notwithstanding any vesting dates set by the Committee, the Committee may, in its sole discretion, accelerate the exercisability of any SAR, which acceleration shall not affect the terms and conditions of such SAR other than with respect to exercisability. Unless otherwise provided by the Committee in an Award agreement: (i) the unvested portion of a SAR shall expire upon termination of employment or service of the Participant granted the SAR, and the vested portion of such SAR shall remain exercisable for (A) one (1) year following termination of employment or service by reason of such Participant’s death or disability (as determined by the Committee), but not later than the expiration of the SAR Period or (B) ninety (90) days following termination of employment or service for any reason other than such Participant’s death or disability, and other than such Participant’s termination of employment or service for Cause, but not later than the expiration of the SAR Period; and (ii) both the unvested and the vested portion of a SAR shall expire upon the termination of the Participant’s employment or service by the Company for Cause. If the SAR would expire at a time when the exercise of the SAR would violate applicable securities laws, the expiration date applicable to the SAR will be automatically extended to a date that is thirty (30) calendar days following the date such exercise would no longer violate applicable securities laws (so long as such extension shall not violate Section 409A of the Code); provided, that in no event shall such expiration date be extended beyond the expiration of the SAR Period.
(d)   Method of Exercise.   SARs that have become exercisable may be exercised by delivery of written or electronic notice of exercise to the Company in accordance with the terms of the Award, specifying the number of SARs to be exercised and the date on which such SARs were awarded. Notwithstanding the foregoing, if on the last day of the Option Period (or in the case of a SAR independent of an option, the SAR Period), the fair market value exceeds the Strike Price, the Participant has not exercised the SAR or the corresponding Option (if applicable), and neither the SAR nor the corresponding Option (if applicable) has expired, such SAR shall be deemed to have been exercised by the Participant on such last day and the Company shall make the appropriate payment therefor.
(e)   Payment.   Upon the exercise of a SAR, the Company shall pay to the Participant an amount equal to the number of shares subject to the SAR that are being exercised multiplied by the excess, if any, of the fair market value of one Common Share on the exercise date over the Strike Price, less an amount equal to any taxes required to be withheld or paid. The Company shall pay such amount in cash, in Common Shares valued at fair market value, or any combination thereof, as determined by the Committee. Fractional Common Shares may be issued or delivered pursuant to the Plan or any Award in the sole discretion of the Committee, and in the event the Committee determines that no fractional shares may be issued or delivered, the Committee shall determine whether cash, other securities or other property shall be paid or transferred in lieu of any fractional Common Shares, or whether such fractional Common Shares or any rights thereto shall be canceled, terminated or otherwise eliminated.
9.   Restricted Stock and Restricted Stock Units.
(a)   Generally.   Each grant of Restricted Stock and Restricted Stock Units shall be evidenced by an Award agreement (whether in paper or electronic medium (including email or the posting on a web site maintained by the Company or a third party under contract with the Company)). Each such grant shall be subject to the conditions set forth in this Section 9, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award agreement.
(b)   Restricted Accounts; Escrow or Similar Arrangement.   Upon the grant of Restricted Stock, a book entry in a restricted account shall be established in the Participant’s name at the Company’s transfer agent and, if the Committee determines that the Restricted Stock shall be held by the Company or in escrow rather than held in such restricted account pending the release of the applicable restrictions, the Committee may require the Participant to additionally execute and deliver to the Company (i) an escrow agreement satisfactory to the Committee, if applicable, and (ii) the appropriate share power (endorsed in blank) with respect to the Restricted Stock covered by such agreement. If a Participant shall fail to execute an agreement evidencing an Award of Restricted Stock and, if applicable, an escrow agreement and blank share power within the amount of time specified by the Committee, the Award shall be null and void. Subject to the restrictions set forth in this Section 9 and the applicable Award agreement, the Participant generally shall have the rights and privileges of a shareholder as to such

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Restricted Stock, including without limitation the right to vote such Restricted Stock and the right to receive dividends, if applicable. To the extent shares of Restricted Stock are forfeited, any share certificates issued to the Participant evidencing such shares shall be returned to the Company, and all rights of the Participant to such shares and as a shareholder with respect thereto shall terminate without further obligation on the part of the Company.
(c)   Vesting; Acceleration of Lapse of Restrictions.   Unless otherwise provided by the Committee in an Award agreement the unvested portion of Restricted Stock and Restricted Stock Units shall terminate and be forfeited upon termination of employment or service of the Participant granted the applicable Award.
(d)   Delivery of Restricted Stock and Settlement of Restricted Stock Units.
(i)   Upon the expiration of the Restricted Period with respect to any shares of Restricted Stock, the restrictions set forth in the applicable Award agreement shall be of no further force or effect with respect to such shares, except as set forth in the applicable Award agreement. If an escrow arrangement is used, upon such expiration, the Company shall deliver to the Participant, or his beneficiary, without charge, the share certificate evidencing the shares of Restricted Stock that have not then been forfeited and with respect to which the Restricted Period has expired (rounded down to the nearest full share). Dividends, if any, that may have been withheld by the Committee and attributable to any particular share of Restricted Stock shall be distributed to the Committee and attributable to any particular share of Restricted Stock shall be distributed to the Participant in cash or, at the sole discretion of the Committee, in Common Shares having a fair market value equal to the amount of such dividends, upon the release of restrictions on such share and, if such share is forfeited, the Participant shall have no right to such dividends (except as otherwise set forth by the Committee in the applicable Award agreement).
(ii)   Unless otherwise provided by the Committee in an Award agreement, upon the expiration of the Restricted Period with respect to any outstanding Restricted Stock Units, the Company shall deliver to the Participant, or his beneficiary, without charge, one (1) Common Share for each such outstanding Restricted Stock Unit; provided, however, that the Committee may, in its sole discretion, elect to (i) pay cash or part cash and part Common Share in lieu of delivering only Common Shares in respect of such Restricted Stock Units or (ii) defer the delivery of Common Shares (or cash or part Common Shares and part cash, as the case may be) beyond the expiration of the Restricted Period if such delivery would result in a violation of applicable law until such time as is no longer the case. If a cash payment is made in lieu of delivering Common Shares, the amount of such payment shall be equal to the fair market value of the Common Shares as of the date on which the Restricted Period lapsed with respect to such Restricted Stock Units, less an amount equal to any taxes required to be withheld or paid.
10.   Stock Bonus Awards.   The Committee may issue unrestricted Common Shares, or other Awards denominated in Common Shares, under the Plan to Eligible Persons, either alone or in tandem with other awards, in such amounts as the Committee shall from time to time in its sole discretion determine. Each Stock Bonus Award granted under the Plan shall be evidenced by an Award agreement (whether in paper or electronic medium (including email or the posting on a web site maintained by the Company or a third party under contract with the Company)). Each Stock Bonus Award so granted shall be subject to such conditions not inconsistent with the Plan as may be reflected in the applicable Award agreement.
11.   Performance Compensation Awards.
(a)   Generally.   The Committee shall have the authority, at the time of grant of any Award described in Sections 7 through 10 of the Plan, to designate such Award as a Performance Compensation Award. The Committee shall have the authority to make an award of a cash bonus to any Participant and designate such Award as a Performance Compensation Award. Unless otherwise determined by the Committee, all Performance Compensation Awards shall be evidenced by an Award agreement.
(b)   Discretion of Committee with Respect to Performance Compensation Awards.   The Committee shall have the discretion to establish the terms, conditions and restrictions of any Performance Compensation Award. With regard to a particular Performance Period, the Committee shall have sole

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discretion to select the length of such Performance Period, the type(s) of Performance Compensation Awards to be issued, the Performance Criteria that will be used to establish the Performance Goal (s), the kind(s) and/or level(s) of the Performance Goals(s) that is (are) to apply and the Performance Formula.
(c)   Performance Criteria.   The Committee may establish Performance Criteria that will be used to establish the Performance Goal(s) for Performance Compensation Awards which may be based on the attainment of specific levels of performance of the Company (and/or one or more Affiliates, divisions, business segments or operational units, or any combination of the foregoing) and may include, without limitation, any of the following: (i) net earnings or net income (before or after taxes); (ii) basic or diluted earnings per share (before or after taxes); (iii) revenue or revenue growth (measured on a net or gross basis); (iv) gross profit or gross profit growth; (v) operating profit (before or after taxes); (vi) return measures (including, but not limited to, return on assets, capital, invested capital, equity, or sales); (vii) cash flow (including, but not limited to, operating cash flow, free cash flow, net cash provided by operations and cash flow return on capital); (viii) financing and other capital raising transactions (including, but not limited to, sales of the Company’s equity or debt securities); (ix) earnings before or after taxes, interest, depreciation and/or amortization; (x) gross or operating margins; (xi) productivity ratios; (xii) share price (including, but not limited to, growth measures and total shareholder return); (xiii) expense targets; (xiv) margins; (xv) productivity and operating efficiencies; (xvi) customer satisfaction; (xvii) customer growth; (xviii) working capital targets; (xix) measures of economic value added; (xx) inventory control; (xxi) enterprise value; (xxii) sales; (xxiii) debt levels and net debt; (xxiv) combined ratio; (xxv) timely launch of new facilities; (xxvi) client retention; (xxvii) employee retention; (xxviii) timely completion of rollouts of new products and services; (xxix) cost targets; (xxx) reductions and savings; (xxxi) productivity and efficiencies; (xxxii) strategic partnerships or transactions; and (xxxiii) personal targets, goals or completion of projects. Any one (1) or more of the Performance Criteria may be used on an absolute or relative basis to measure the performance of the Company and/or one or more Affiliates as a whole or any business unit(s) of the Company and/or one or more Affiliates or any combination thereof, as the Committee may deem appropriate, or any of the above Performance Criteria may be compared to the performance of a selected group of comparison or peer companies, or a published or special index that the Committee, in its sole discretion, deems appropriate, or as compared to various stock market indices. The Committee also has the authority to provide for accelerated vesting of any Award based on the achievement of Performance Goals pursuant to the Performance Criteria specified in this paragraph. Any Performance Criteria that are financial metrics, may be determined in accordance with United States Generally Accepted Accounting Principles (“GAAP”) or may be adjusted when established to include or exclude any items otherwise includable or excludable under GAAP.
(d)   Modification of Performance Goal(s).   The Committee is authorized at any time to adjust or modify the calculation of a Performance Goal for such Performance Period, based on and in order to appropriately reflect any specified circumstance or event that occurs during a Performance Period, including but not limited to the following: (i) asset write-downs; (ii) litigation or claim judgments or settlements; (iii) the effect of changes in tax laws, accounting principles, or other laws or regulatory rules affecting reported results; (iv) any reorganization and restructuring programs; (v) unusual and/or infrequently occurring items as described in Accounting Principles Board Opinion No. 30 (or any successor pronouncement thereto) and/or in management’s discussion and analysis of financial condition and results of operations appearing in the Company’s annual report to shareholders for the applicable year; (vi) acquisitions or divestitures; (vii) discontinued operations; (viii) any other specific unusual or infrequently occurring or non-recurring events, or objectively determinable category thereof; (ix) foreign exchange gains and losses; and (x) a change in the Company’s fiscal year.
(e)   Terms and Conditions to Receipt of Payment.   Unless otherwise provided in the applicable Award agreement, a Participant must be employed by the Company on the last day of a Performance Period to be eligible for payment in respect of a Performance Compensation Award for such Performance Period. A Participant shall be eligible to receive payment in respect of a Performance Compensation Award only to the extent that: (A) the Performance Goals for such period are achieved; and (B) all or some of the portion of such Participant’s Performance Compensation Award has been earned for the Performance Period based on the application of the Performance Formula to such achieved Performance Goals. Following the completion of a Performance Period, the Committee shall determine

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whether, and to what extent, the Performance Goals for the Performance Period have been achieved and, if so, calculate the amount of the Performance Compensation Awards earned for the period based upon the Performance Formula. The Committee shall then determine the amount of each Participant’s Performance Compensation Award actually payable for the Performance Period.
(f)   Timing of Award Payments.   Except as provided in an Award agreement, Performance Compensation Awards granted for a Performance Period shall be paid to Participants as soon as administratively practicable following the Committee’s determination in accordance with Section 11(e).
12.   Changes in Capital Structure and Similar Events.   In the event of (i) any dividend (other than ordinary cash dividends) or other distribution (whether in the form of cash, Common Shares, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, amalgamation, consolidation, spin-off, split-up, split-off, combination, repurchase or exchange of Common Shares or other securities of the Company, issuance of warrants or other rights to acquire Common Shares or other securities of the Company, or other similar corporate transaction or event (including, without limitation, a Change in Control) that affects the Common Shares, or (ii) unusual or infrequently occurring events (including, without limitation, a Change in Control) affecting the Company, any Affiliate, or the financial statements of the Company or any Affiliate, or changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange or inter-dealer quotation system, accounting principles or law, such that in either case an adjustment is determined by the Committee in its sole discretion to be necessary or appropriate, then the Committee shall make any such adjustments in such manner as it may deem equitable, including without limitation any or all of the following:
(a)   adjusting any or all of (A) the number of Common Shares or other securities of the Company (or number and kind of other securities or other property) that may be delivered in respect of Awards or with respect to which Awards may be granted under the Plan (including, without limitation, adjusting any or all of the limitations under Section 5 of the Plan) and (B) the terms of any outstanding Award, including, without limitation, (1) the number of Common Shares or other securities of the Company (or number and kind of other securities or other property) subject to outstanding Awards or to which outstanding Awards relate, (2) the Exercise Price or Strike Price with respect to any Award or (3) any applicable performance measures (including, without limitation, Performance Criteria and Performance Goals);
(b)   providing for a substitution or assumption of Awards in a manner that substantially preserves the applicable terms of such Awards;
(c)   accelerating the exercisability or vesting of, lapse of restrictions on, or termination of, Awards or providing for a period of time for exercise prior to the occurrence of such event;
(d)   modifying the terms of Awards to add events, conditions or circumstances (including termination of employment within a specified period after a Change in Control) upon which the exercisability or vesting of or lapse of restrictions thereon will accelerate;
(e)   deeming any performance measures (including, without limitation, Performance Criteria and Performance Goals) satisfied at target, maximum or actual performance through closing or such other level determined by the Committee in its sole discretion, or providing for the performance measures to continue (as is or as adjusted by the Committee) after closing;
(f)   providing that for a period prior to the Change in Control determined by the Committee in its sole discretion, any Options or SARs that would not otherwise become exercisable prior to the Change in Control will be exercisable as to all Common Shares subject thereto (but any such exercise will be contingent upon and subject to the occurrence of the Change in Control and if the Change in Control does not take place after giving such notice for any reason whatsoever, the exercise will be null and void) and that any Options or SARs not exercised prior to the consummation of the Change in Control will terminate and be of no further force and effect as of the consummation of the Change in Control; and
(g)   canceling any one or more outstanding Awards and causing to be paid to the holders thereof, in cash, Common Shares, other securities or other property, or any combination thereof, the value of such

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Awards, if any, as determined by the Committee (which if applicable may be based upon the price per Common Share received or to be received by other shareholders of the Company in such event), including without limitation, in the case of an outstanding Option or SAR, a cash payment in an amount equal to the excess, if any, of the fair market value (as of a date specified by the Committee) of the Common Shares subject to such Option or SAR over the aggregate Exercise Price or Strike Price of such Option or SAR, respectively (it being understood that, in such event, any Option or SAR having a per share Exercise Price or Strike Price equal to, or in excess of, the fair market value of a Common Share subject thereto may be canceled and terminated without any payment or consideration therefor); provided, however, that in the case of any “equity restructuring” (within the meaning of the Financial Accounting Standards Board Accounting Standards Codification Topic 718), the Committee shall make an equitable or proportionate adjustment to outstanding Awards to reflect such equity restructuring. The Company shall give each Participant notice of an adjustment hereunder and, upon notice, such adjustment shall be conclusive and binding for all purposes.
13.   Amendments and Termination.
(a)   Amendment and Termination of the Plan.   The Board may amend, alter, suspend, discontinue, or terminate the Plan or any portion thereof at any time; provided that (i) no amendment to Section 13(b) (to the extent required by the proviso in such Section 13(b)) shall be made without shareholder approval and (ii) no such amendment, alteration, suspension, discontinuation or termination shall be made without shareholder approval if such approval is necessary to comply with any tax or regulatory requirement applicable to the Plan (including, without limitation, as necessary to comply with any rules or requirements of any securities exchange or inter-dealer quotation system on which the Common Shares may be listed or quoted); provided, further, that any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any Participant or any holder or beneficiary of any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant, holder or beneficiary.
(b)   Amendment of Award Agreements.   The Committee may, to the extent consistent with the terms of any applicable Award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any Award theretofore granted or the associated Award agreement, prospectively or retroactively; provided that any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any Participant with respect to any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant; provided, further, that without shareholder approval, except as otherwise permitted under Section 12 of the Plan, (i) no amendment or modification may reduce the Exercise Price of any Option or the Strike Price of any SAR, (ii) the Committee may not cancel any outstanding Option or SAR where the Fair Market Value of the Common Shares underlying such Option or SAR is less than its Exercise Price and replace it with a new Option or SAR, another Award or cash and (iii) the Committee may not take any other action that is considered a “repricing” for purposes of the shareholder approval rules of the applicable securities exchange or inter-dealer quotation system on which the Common Shares are listed or quoted.
14.   General.
(a)   Award Agreements.   Each Award under the Plan shall be evidenced by an Award agreement, which shall be delivered to the Participant (whether in paper or electronic medium (including email or the posting on a web site maintained by the Company or a third party under contract with the Company)) and shall specify the terms and conditions of the Award and any rules applicable thereto, including without limitation, the effect on such Award of the death, disability or termination of employment or service of a Participant, or of such other events as may be determined by the Committee.
(b)   Nontransferability.
(i)   Each Award shall be exercisable only by a Participant during the Participant’s lifetime, or, if permissible under applicable law, by the Participant’s legal guardian or representative. No Award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a Participant other than by will or by the laws of descent and distribution and any such purported

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assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company or an Affiliate; provided that the designation of a beneficiary shall not constitute an assignment, alienation, pledge, attachment, sale, transfer or encumbrance.
(ii)   Notwithstanding the foregoing, the Committee may, in its sole discretion, permit Awards (other than Incentive Stock Options) to be transferred by a Participant, without consideration, subject to such rules as the Committee may adopt consistent with any applicable Award agreement to preserve the purposes of the Plan, to: (A) any person who is a “family member” of the Participant, as such term is used in the instructions to Form S-8 under the Securities Act (collectively, the “Immediate Family Members”); (B) a trust solely for the benefit of the Participant and his or her Immediate Family Members; (C) a partnership or limited liability company whose only partners or stockholders are the Participant and his or her Immediate Family Members; or (D) any other transferee as may be approved either (I) by the Board or the Committee in its sole discretion, or (II) as provided in the applicable Award agreement. (each transferee described in clauses (A), (B), (C) and (D) above is hereinafter referred to as a “Permitted Transferee”); provided that the Participant gives the Committee advance written notice describing the terms and conditions of the proposed transfer and the Committee notifies the Participant in writing that such a transfer would comply with the requirements of the Plan.
(iii)   The terms of any Award transferred in accordance with the immediately preceding sentence shall apply to the Permitted Transferee and any reference in the Plan, or in any applicable Award agreement, to a Participant shall be deemed to refer to the Permitted Transferee, except that (A) Permitted Transferees shall not be entitled to transfer any Award, other than by will or the laws of descent and distribution; (B) Permitted Transferees shall not be entitled to exercise any transferred Option unless there shall be in effect a registration statement on an appropriate form covering the Common Shares to be acquired pursuant to the exercise of such Option if the Committee determines, consistent with any applicable Award agreement, that such a registration statement is necessary or appropriate; (C) the Committee or the Company shall not be required to provide any notice to a Permitted Transferee, whether or not such notice is or would otherwise have been required to be given to the Participant under the Plan or otherwise; and (D) the consequences of the termination of the Participant’s employment by, or services to, the Company or an Affiliate under the terms of the Plan and the applicable Award agreement shall continue to be applied with respect to the Participant, including, without limitation, that an Option shall be exercisable by the Permitted Transferee only to the extent, and for the periods, specified in the Plan and the applicable Award agreement.
(c)   Tax Withholding and Deductions.
(i)   A Participant shall be required to pay to the Company or any Affiliate, and the Company or any Affiliate shall have the right and is hereby authorized to deduct and withhold, from any cash, Common Shares, other securities or other property deliverable under any Award or from any compensation or other amounts owing to a Participant, the amount (in cash, Common Shares, other securities or other property) of any required taxes (up to the maximum statutory rate under applicable law as in effect from time to time as determined by the Committee) and deduction in respect of an Award, its grant, vesting or exercise, or any payment or transfer under an Award or under the Plan and to take such other action as may be necessary in the opinion of the Committee or the Company to satisfy all obligations for the payment of such taxes.
(ii)   Without limiting the generality of clause (i) above, the Committee may, in its sole discretion, determined on a case by case basis, permit a Participant to satisfy, in whole or in part, the foregoing tax and deduction liability by (A) the delivery of Common Shares (which are not subject to any pledge or other security interest and are Mature Shares, except as otherwise determined by the Committee) owned by the Participant having a fair market value equal to such liability or (B) having the Company withhold from the number of Common Shares otherwise issuable or deliverable pursuant to the exercise or settlement of the Award a number of shares with a Fair Market Value equal to such liability.

F-15

(d)   No Claim to Awards; No Rights to Continued Employment; Waiver.   No employee of the Company or an Affiliate, or other person, shall have any claim or right to be granted an Award under the Plan or, having been selected for the grant of an Award, to be selected for a grant of any other Award. There is no obligation for uniformity of treatment of Participants or holders or beneficiaries of Awards. The terms and conditions of Awards and the Committee’s determinations and interpretations with respect thereto need not be the same with respect to each Participant and may be made selectively among Participants, whether or not such Participants are similarly situated. Neither the Plan nor any action taken hereunder shall be construed as giving any Participant any right to be retained in the employ or service of the Company or an Affiliate, nor shall it be construed as giving any Participant any rights to continued service on the Board. The Company or any of its Affiliates may at any time dismiss a Participant from employment or discontinue any consulting relationship, free from any liability or any claim under the Plan, unless otherwise expressly provided in the Plan or any Award agreement. By accepting an Award under the Plan, a Participant shall thereby be deemed to have waived any claim to continued exercise or vesting of an Award or to damages or severance entitlement related to non-continuation of the Award beyond the period provided under the Plan or any Award agreement, notwithstanding any provision to the contrary in any written employment contract or other agreement between the Company and its Affiliates and the Participant, whether any such agreement is executed before, on or after the Date of Grant.
(e)   Addenda.   The Committee may adopt such addenda to the Plan as it may consider necessary or appropriate for the purpose of granting Awards, which Awards may contain such terms and conditions as the Committee deems necessary or appropriate to accommodate differences in local law, tax policy or custom, which may deviate from the terms and conditions set forth in this Plan. The terms of any such addenda shall supersede the terms of the Plan to the extent necessary to accommodate such differences but shall not otherwise affect the terms of the Plan as in effect for any other purpose. With respect to Participants who reside or work outside of the United States of America, the Committee may in its sole discretion amend the terms of the Plan or outstanding Awards with respect to such Participants in order to conform such terms with the requirements of local law or to obtain more favorable tax or other treatment for a Participant, the Company or its Affiliates.
(f)   Designation and Change of Beneficiary.   Each Participant may file with the Committee a written designation of one or more persons as the beneficiary(ies) who shall be entitled to receive the amounts payable with respect to an Award, if any, due under the Plan upon his death. A Participant may, from time to time, revoke or change his beneficiary designation without the consent of any prior beneficiary by filing a new designation with the Committee. The last such designation received by the Committee shall be controlling; provided, however, that no designation, or change or revocation thereof, shall be effective unless received by the Committee prior to the Participant’s death, and in no event shall it be effective as of a date prior to such receipt. If no beneficiary designation is filed by a Participant, the beneficiary shall be deemed to be his or her spouse or, if the Participant is unmarried at the time of death, his or her estate.
(g)   Termination of Employment/Service.   Unless determined otherwise by the Committee at any point following such event: (i) neither a temporary absence from employment or service due to illness, vacation or leave of absence nor a transfer from employment or service with the Company to employment or service with an Affiliate (or vice-versa) shall be considered a termination of employment or service with the Company or an Affiliate; and (ii) if a Participant’s employment with the Company and its Affiliates terminates, but such Participant continues to provide services to the Company and its Affiliates in a non-employee capacity (or vice-versa), such change in status shall not be considered a termination of employment with the Company or an Affiliate.
(h)   No Rights as a Stockholder.   Except as otherwise specifically provided in the Plan or any Award agreement, no person shall be entitled to the privileges of ownership in respect of Common Shares or other securities that are subject to Awards hereunder until such shares have been issued or delivered to that person.

F-16

(i)   Government and Other Regulations.
(i)   The obligation of the Company to settle Awards in Common Shares or other consideration shall be subject to all applicable laws, rules, and regulations, and to such approvals by governmental agencies as may be required. Notwithstanding any terms or conditions of any Award to the contrary, the Company shall be under no obligation to offer to sell or to sell, and shall be prohibited from offering to sell or selling, any Common Shares or other securities pursuant to an Award unless such shares have been properly registered for sale pursuant to the Securities Act with the Securities and Exchange Commission or unless the Company has received an opinion of counsel, satisfactory to the Company, that such shares may be offered or sold without such registration pursuant to an available exemption therefrom and the terms and conditions of such exemption have been fully complied with. The Company shall be under no obligation to register for sale under the Securities Act any of the Common Shares or other securities to be offered or sold under the Plan. The Committee shall have the authority to provide that all certificates for Common Shares or other securities of the Company or any Affiliate delivered under the Plan shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Plan, the applicable Award agreement, the federal securities laws, or the rules, regulations and other requirements of the Securities and Exchange Commission, any securities exchange or inter-dealer quotation system upon which such shares or other securities are then listed or quoted and any other applicable federal, state, local or non-U.S. laws, and, without limiting the generality of Section 9 of the Plan, the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions. Notwithstanding any provision in the Plan to the contrary, the Committee reserves the right to add any additional terms or provisions to any Award granted under the Plan that it in its sole discretion deems necessary or advisable in order that such Award complies with the legal requirements of any governmental entity to whose jurisdiction the Award is subject.
(ii)   The Committee may cancel an Award or any portion thereof if it determines, in its sole discretion, that legal or contractual restrictions and/or blockage and/or other market considerations would make the Company’s acquisition of Common Shares from the public markets, the Company’s issuance of Common Shares or other securities to the Participant, the Participant’s acquisition of Common Shares or other securities from the Company and/or the Participant’s sale of Common Shares to the public markets, illegal, impracticable or inadvisable. If the Committee determines to cancel all or any portion of an Award denominated in Common Shares in accordance with the foregoing, the Company shall pay to the Participant an amount equal to the excess of (A) the aggregate fair market value of the Common Shares subject to such Award or portion thereof canceled (determined as of the applicable exercise date, or the date that the shares would have been vested or delivered, as applicable), over (B) the aggregate Exercise Price or Strike Price (in the case of an Option or SAR, respectively) or any amount payable as a condition of delivery of Common Shares (in the case of any other Award). Such amount shall be delivered to the Participant as soon as practicable following the cancellation of such Award or portion thereof.
(j)   Payments to Persons Other Than Participants.   If the Committee shall find that any person to whom any amount is payable under the Plan is unable to care for his affairs because of illness or accident, or is a minor, or has died, then any payment due to such person or his estate (unless a prior claim therefor has been made by a duly appointed legal representative) may, if the Committee so directs the Company, be paid to his spouse, child, relative, an institution maintaining or having custody of such person, or any other person deemed by the Committee to be a proper recipient on behalf of such person otherwise entitled to payment. Any such payment shall be a complete discharge of the liability of the Committee and the Company therefor.
(k)   Nonexclusivity of the Plan.   Neither the adoption of this Plan by the Board nor the submission of this Plan to the shareholders of the Company for approval shall be construed as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of stock options or other equity-based awards otherwise than under this Plan, and such arrangements may be either applicable generally or only in specific cases.

F-17

(l)   No Trust or Fund Created.   Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Affiliate, on the one hand, and a Participant or other person or entity, on the other hand. No provision of the Plan or any Award shall require the Company, for the purpose of satisfying any obligations under the Plan, to purchase assets or place any assets in a trust or other entity to which contributions are made or otherwise to segregate any assets, nor shall the Company maintain separate bank accounts, books, records or other evidence of the existence of a segregated or separately maintained or administered fund for such purposes. Participants shall have no rights under the Plan other than as unsecured general creditors of the Company, except that insofar as they may have become entitled to payment of additional compensation by performance of services, they shall have the same rights as other employees under general law.
(m)   Reliance on Reports.   Each member of the Committee and each member of the Board shall be fully justified in acting or failing to act, as the case may be, and shall not be liable for having so acted or failed to act in good faith, in reliance upon any report made by the independent public accountant of the Company and its Affiliates and/or any other information furnished in connection with the Plan by any agent of the Company or the Committee or the Board, other than himself.
(n)   Relationship to Other Benefits.   No payment under the Plan shall be taken into account in determining any benefits under any pension, retirement, profit sharing, group insurance or other benefit plan of the Company except as otherwise specifically provided in such other plan.
(o)   Governing Law.   The Plan shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the conflict of laws provisions thereof. Each party hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the state and federal courts seated in Delaware (and any appellate courts thereof) in any action or proceeding arising out of or relating to this Plan, and each of the parties hereby irrevocably and unconditionally (a) agrees not to commence any such action or proceeding except in such courts, (b) agrees that any claim in respect of any such action or proceeding may be heard and determined in such court, (c) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such court, and (d) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court. Each party agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each party hereby knowingly, voluntarily and intentionally irrevocably waives the right to a trial by jury in respect to any litigation, dispute, claim, legal action or other legal proceeding based hereon, or arising out of, under, or in connection with, this Plan.
(p)   Severability.   If any provision of the Plan or any Award or Award agreement is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any person or entity or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be construed or deemed stricken as to such jurisdiction, person or entity or Award and the remainder of the Plan and any such Award shall remain in full force and effect.
(q)   Obligations Binding on Successors.   The obligations of the Company under the Plan shall be binding upon any successor corporation or organization resulting from the merger, amalgamation, consolidation or other reorganization of the Company, or upon any successor corporation or organization succeeding to substantially all of the assets and business of the Company.
(r)   Code Section 409A.
(i)   Notwithstanding any provision of this Plan to the contrary, all Awards made under this Plan are intended to be exempt from or, in the alternative, comply with Code Section 409A and the interpretive guidance thereunder, including the exceptions for stock rights and short-term deferrals. The Plan shall be construed and interpreted in accordance with such intent. Each

F-18

payment under an Award shall be treated as a separate payment for purposes of Code Section 409A and, if an Award includes “dividend equivalents” within the meaning of Section 1.409A-3(e) of Code Section 409A, the Participant’s right to receive the dividend equivalents will be treated separately from the right to other amounts under the Award.
(ii)   If a Participant is a “specified employee” (as such term is defined for purposes of Code Section 409A) at the time of his or her termination of service, no amount that is non-qualified deferred compensation subject to Code Section 409A and that becomes payable by reason of such termination of service shall be paid to the Participant (or in the event of the Participant’s death, the Participant’s representative or estate) before the earlier of (x) the first business day after the date that is six months following the date of the Participant’s termination of service, and (y) within thirty (30) days following the date of the Participant’s death (in each case, without interest). Any payments of non-qualified deferred compensation under any Award payable more than six months following the Participant’s termination of service will be paid at the time or times the payments are otherwise scheduled to be made. For purposes of Code Section 409A, a termination of service shall be deemed to occur only if it is a “separation from service” within the meaning of Code Section 409A, and references in the Plan and any Award agreement to “termination of service” or similar terms shall mean a “separation from service”, whether such “separation from service” occurs upon or after the Participant’s termination of service. If any Award is or becomes subject to Code Section 409A and if payment of such Award would be accelerated or otherwise triggered under a Change in Control, then the definition of Change in Control shall be deemed modified, only to the extent necessary to avoid the imposition of an excise tax under Code Section 409A, to mean a “change in control event” as such term is defined for purposes of Code Section 409A.
(iii)   Any adjustments made pursuant to Section 12 to Awards that are subject to Code Section 409A shall be made in compliance with the requirements of Code Section 409A, and any adjustments made pursuant to Section 12 to Awards that are not subject to Code Section 409A shall be made in such a manner as to ensure that after such adjustment, the Awards either (x) continue not to be subject to Code Section 409A or (y) comply with the requirements of Code Section 409A.
(s)   Expenses; Gender; Titles and Headings.   The expenses of administering the Plan shall be borne by the Company and its Affiliates. Masculine pronouns and other words of masculine gender shall refer to both men and women. The titles and headings of the sections in the Plan are for convenience of reference only, and in the event of any conflict, the text of the Plan, rather than such titles or headings shall control.
(t)   Other Agreements.   Notwithstanding the above, the Committee may require, as a condition to the grant of and/or the receipt of Common Shares or other securities under an Award, that the Participant execute lock-up, shareholder or other agreements, as it may determine in its sole and absolute discretion.
(u)   Payments.   Participants shall be required to pay, to the extent required by applicable law, any amounts required to receive Common Shares or other securities under any Award made under the Plan.
(v)   Erroneously Awarded Compensation.   All Awards shall be subject (including on a retroactive basis) to (i) any clawback, forfeiture or similar incentive compensation recoupment policy established from time to time by the Company, including, without limitation, any such policy established to comply with the Dodd-Frank Wall Street Reform and Consumer Protection Act, (ii) applicable law (including, without limitation, Section 304 of the Sarbanes-Oxley Act and Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act), and/or (iii) the rules and regulations of the applicable securities exchange or inter-dealer quotation system on which the Common Shares or other securities are listed or quoted, and such requirements shall be deemed incorporated by reference into all outstanding Award agreements.
[Signature page follows]

F-19

IN WITNESS WHEREOF, this United Homes Group, Inc. 2023 Equity Incentive Plan has been duly approved and adopted by the Company and the shareholders as of the dates set forth below.
Adopted by consent of the Board: [•], 2023
Shareholder Approved: [•], 2023
UNITED HOMES GROUP, INC.
By:
Title:
Date:
[Signature page to United Homes Group, Inc. 2023 Equity Incentive Plan]

F-20

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20.   Indemnification of Directors and Officers
Section 145 of the DGCL provides, generally, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A corporation may similarly indemnify such person for expenses actually and reasonably incurred by such person in connection with the defense or settlement of any action or suit by or in the right of the corporation, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of claims, issues and matters as to which such person shall have been adjudged liable to the corporation, provided that a court shall have determined, upon application, that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.
In accordance with Section 102(b)(7) of the DGCL, DHHC’s charter provides that a director will not be personally liable to DHHC or DHHC’s stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to DHHC or DHHC’s stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision became effective. Accordingly, these provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care.
DHHC’s charter provides that DHHC will indemnify its present and former directors and officers to the maximum extent permitted by the DGCL and that such indemnification will not be exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw provision, agreement, vote of stockholders or disinterested directors or otherwise.
DHHC has entered into indemnification agreements with each of its current directors and executive officers. These agreements require DHHC to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to DHHC, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. DHHC also intends to enter into indemnification agreements with future directors and executive officers.

Item 21.   Exhibits and Financial Statements Schedules
(a)   Exhibits.
Exhibit Index
Exhibit	Description
2.1	Business Combination Agreement, dated as of September 10, 2022, by and among the Registrant, Hestia Merger Sub, Inc. and Great Southern Homes, Inc. (included as Annex A to this proxy statement/prospectus)
3.1	Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form S-1 filed with the SEC on January 8, 2021)
3.2	By-Laws of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form S-1 filed with the SEC on January 8, 2021)
3.4	Form of the Post-Combination Company’s Charter (included as Annex B to this proxy statement/prospectus)
3.5	Form of the Post-Combination Company’s Bylaws (included as Annex C to this proxy statement/prospectus)
4.1	Specimen Unit Certificate (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-1 filed with the SEC on January 8, 2021)
4.2	Specimen Class A Common Stock Certificate (incorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form S-1 filed with the SEC on January 8, 2021)
4.3	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form S-1 filed with the SEC on January 8, 2021)
4.4	Warrant Agreement, dated January 25, 2021, by and between the Registrant and American Stock Transfer & Trust Company, LLC, as warrant agent (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on January 28, 2021)
5.1	Opinion of Sullivan & Cromwell LLP as to the validity of the securities being registered.**
10.1	Letter Agreement, dated January 25, 2021, by and among the Registrant, its officers, directors and DHP SPAC-II Sponsor LLC (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on January 28, 2021)
10.2	Investment Management Trust Agreement, dated January 25, 2021, by and between the Registrant and American Stock Transfer & Trust Company, LLC, as trustee (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed with the SEC on January 28, 2021)
10.3	Registration Rights Agreement, dated January 25, 2021, by and among the Registrant, DHP SPAC-II Sponsor LLC and the other holders party thereto (incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed with the SEC on January 28, 2021)
10.4	Private Placement Warrants Purchase Agreement, dated January 25, 2021, by and between the Registrant and DHP SPAC-II Sponsor LLC (incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K filed with the SEC on January 28, 2021)
10.5	Form of Indemnity Agreement between the Registrant and each of the officers and directors of the Registrant (incorporated by reference to Exhibit 10.5 to the Registrant’s Current Report on Form 8-K filed with the SEC on January 28, 2021)
10.6	Administrative Support Agreement, dated January 25, 2021, by and between the Registrant and DHP SPAC-II Sponsor LLC (incorporated by reference to Exhibit 10.6 to the Registrant’s Current Report on Form 8-K filed with the SEC on January 28, 2021)
10.7	Securities Subscription Agreement between the Registrant and DHP SPAC-II Sponsor LLC (incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form S-1 filed with the SEC on January 8, 2021)

Exhibit	Description
10.8	Form of Agreement between the Registrant, DHP SPAC-II Sponsor LLC and Subscriber (incorporated by reference to Exhibit 10.9 to the Registrant’s Registration Statement on Form S-1 filed with the SEC on January 8, 2021)
10.9	Promissory Note, dated October 21, 2020, issued by the Registrant to DHP SPAC-II Sponsor LLC (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form S-1 filed with the SEC on January 8, 2021)
10.10	Form of Amended and Restated Registration Rights Agreement, by and among the Registrant, DHP SPAC-II Sponsor LLC, certain other stockholders of the Registrant and certain former stockholders of Great Southern Homes, Inc. (included as Annex D to this proxy statement/prospectus)
10.11	Sponsor Support Agreement, dated of September 10, 2022, by and among DHP SPAC-II Sponsor LLC, the Registrant, Great Southern Homes, Inc. and certain other parties thereto (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on September 12, 2022)
10.12	Form of Great Southern Homes, Inc. 2023 Equity Incentive Plan (included as Annex F to this proxy statement/prospectus)
10.13	Form of Indemnification Agreement
10.14	Financing Commitment Letter, dated of September 10, 2022, by and among the Registrant, DHP SPAC-II Sponsor LLC, David T. Hamamoto and Antara Capital Total Return SPAC Master Fund LP**
23.1	Consent of Marcum LLP
23.2	Consent of FORVIS, LLP
23.3	Consent of Sullivan & Cromwell LLP (included in Exhibit 5.1 hereto)
24.1	Power of Attorney (included on signature page to the initial filing of this Registration Statement)
99.1	Form of Proxy Card.
99.2	Consent of Eric S. Bland to be named as a director nominee of DiamondHead Holdings Corp.**
99.3	Consent of James P. Clements to be named as a director nominee of DiamondHead Holdings Corp.**
99.4	Consent of Robert Dozier to be named as a director nominee of DiamondHead Holdings Corp.**
99.5	Consent of Jason Enoch to be named as a director nominee of DiamondHead Holdings Corp.**
99.6	Consent of Nikki R. Haley to be named as a director nominee of DiamondHead Holdings Corp.**
99.7	Consent of Alan Levine to be named as a director nominee of DiamondHead Holdings Corp.**
99.8	Consent of Michael Nieri to be named as a director nominee of DiamondHead Holdings Corp.**
99.9	Consent of Tom O’Grady to be named as a director nominee of DiamondHead Holdings Corp.**
99.10	Consent of David Hamamoto to be named as a director nominee of DiamondHead Holdings Corp.**
99.11	Consent of Michael Bayles to be named as a director nominee of DiamondHead Holdings Corp.**
107	Calculation of Filing Fee Tables**

**
Previously filed.

Item 22.   Undertakings
The undersigned registrant hereby undertakes:
A.
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)
To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

B.
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

D.
That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

E.
That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)
Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)
Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)
Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

F.
That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

G.
That every prospectus (i) that is filed pursuant to paragraph (F) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

H.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

I.
To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt mean, including information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

J.
To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York on the 30th day of January, 2023.
DIAMONDHEAD HOLDINGS CORP.
By:
/s/ David T. Hamamoto

Name:
David T. Hamamoto

Title:
Co-Chief Executive Officer and Chairman

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David T. Hamamoto and Keith Feldman and each or any one of him, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign one or more registration statements on Form S-4 and any and all amendments to such registration statements, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitutes or substitute, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following person in the capacities and on the dates indicated.
Signature	Title	Date
/s/ David T. Hamamoto David T. Hamamoto	Co-Chief Executive Officer and Chairman and Director (principal executive officer)	January 30, 2023
/s/ Keith Feldman Keith Feldman	Chief Financial Officer (principal financial and accounting officer)	January 30, 2023
/s/ Michael Bayles Michael Bayles	Co-Chief Executive Officer and Director	January 30, 2023
/s/ Judith A. Hannaway Judith A. Hannaway	Director	January 30, 2023
/s/ Jonathan A. Langer Jonathan A. Langer	Director	January 30, 2023
/s/ Charles W. Schoenherr Charles W. Schoenherr	Director	January 30, 2023